              As filed with the Securities and Exchange Commission

                                 on June 6, 1997

               __________________________________________________

                                      Registration No. 333-______

               __________________________________________________

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-14

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

[ ] Pre-Effective Amendment No.              [ ] Post-Effective Amendment No.___

                                    GE Funds
               (Exact Name of Registrant as Specified in Charter)

                 Area Code and Telephone Number: (203) 326-4040

                 3003 Summer Street, Stamford, Connecticut 06905
               (Address of Principal Executive Offices) (Zip code)

                            Matthew J. Simpson, Esq.
                    Vice President, Associate General Counsel
                             and Assistant Secretary
                      GE Investment Management Incorporated
                               3003 Summer Street
                           Stamford, Connecticut 06905
                     (Name and Address of Agent for Service)

                                   copies to:

          Burton M. Leibert, Esq              Geoffrey R. T. Kenyon, Esq.
         Willkie Farr & Gallagher             Goodwin, Procter & Hoar LLP
           One Citicorp Center                       Exchange Place
           153 East 53rd Street             Boston, Massachusetts 02109-2881
         New York, New York 10022

Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.


________________________________________________________________________________

Registrant has registered an indefinite amount of securities pursuant to a declaration filed pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended; accordingly, no fee is payable herewith. Registrant's Rule 24f-2 Notice for the fiscal period ended September 30, 1996 was electronically filed with the Securities and Exchange Commission on November 19, 1996.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                    GE FUNDS

                                   CONTENTS OF
                             REGISTRATION STATEMENT



This Registration Statement contains the following pages and documents:

Front Cover

Contents Page

Cross Reference Sheet

Letter to Shareholders

Notice of Special Meeting

Part A - Prospectus/Proxy Statement

Part B - Statement of Additional Information

Part C - Other Information

Signature Page

Exhibits

                                    GE FUNDS

                         FORM N-14 CROSS REFERENCE SHEET
      Pursuant to Rule 481(a) under the Securities Act of 1933, as amended



                                            Prospectus/Proxy
Part A Item No. and Caption                 Statement Caption
---------------------------                 -----------------

Item 1.   Beginning of Registration         Cover Page; Cross Reference Sheet
          Statement and Outside Front
          Cover Page of Prospectus

Item 2.   Beginning and Outside Back        Table of Contents
          Cover Page of Prospectus

Item 3.   Fee Table, Synopsis               Fee Table; Summary; Risk Factors;
          Information, and Risk Factors     Comparison of Investment Objectives
                                            and Policies

Item 4.   Information About the             Summary; Reasons for the
          Transaction                       Reorganization; Information About
                                            the Reorganization; Information on
                                            Shareholders' Rights; Exhibit A
                                            (Agreement and Plan of
                                            Reorganization)

Item 5.   Information About the Registrant  Cover Page; Summary; Information
                                            About the Reorganization;
                                            Comparison of Investment Objectives
                                            and Policies; Information on
                                            Shareholders' Rights; Information
                                            About the Acquiring Funds;
                                            Additional Information About
                                            Investors Trust and GE Funds;
                                            Preliminary Prospectus of GE Funds
                                            dated August __, 1997

Item 6.    Information About the Company    Summary; Information About the
           being acquired                   Reorganization; Comparison of
                                            Investment Objectives and Policies;
                                            Information on Shareholders'
                                            Rights; Information About the
                                            Acquired Funds; Additional
                                            Information About Investors Trust
                                            and GE Funds

Item 7.    Voting Information               Summary; Information
                                            About the Reorganization;
                                            Information on
                                            Shareholders' Rights;
                                            Voting Information

Item 8.   Interest of Certain Persons and   Financial Statements and
          Experts                           Experts; Legal Matters

Item 9.   Additional Information Required   Not Applicable
          for Reoffering By Persons
          Deemed to be Underwriters





                                            Statement of Additional
Part B Item No. and Caption                 Information Caption
---------------------------                 -------------------

Item 10. Cover Page                         Cover Page

Item 11. Table of Contents                  Cover Page

Item 12. Additional Information About       Cover Page; Preliminary
         the Registrant                     Statement of Additional
                                            Information of GE Funds dated
                                            August __, 1997

Item 13. Additional Information About       Not Applicable
         the Company Being Acquired

Item 14. Financial Statements               Annual Report of Investors
                                            Trust; Semi-Annual Report of
                                            Investors Trust; Annual
                                            Report of GE Funds;
                                            Semi-Annual Report of GE
                                            Funds; Pro Forma Financial
                                            Statements

Part C Item No. and Caption                 Other Information Caption


Item 15. Indemnification                    Incorporated by reference to
                                            Part A caption "Information
                                            on Shareholders' Rights --
                                            Liability of Trustees"

Item 16. Exhibits                           Exhibits

Item 17. Undertakings                       Undertakings

                          [Investors Trust Letterhead]

                       A SPECIAL NOTICE TO SHAREHOLDERS OF

                      INVESTORS TRUST ADJUSTABLE RATE FUND
                         INVESTORS TRUST GOVERNMENT FUND
                          INVESTORS TRUST TAX FREE FUND
                           INVESTORS TRUST VALUE FUND
                           INVESTORS TRUST GROWTH FUND

                             Your Vote is Important


Dear Shareholder:

The Board of Trustees of Investors Trust has recently reviewed and unanimously approved a proposal for an agreement and plan of reorganization providing for the reorganization of Investors Trust Adjustable Rate Fund, Investors Trust Government Fund, Investors Trust Tax Free Fund, Investors Trust Value Fund and Investors Trust Growth Fund (each, an "IT Fund", and collectively, the "IT Funds"), each a separate investment portfolio of Investors Trust. We judge the proposal to be in the best interests of each IT Fund's shareholders.

Under the terms of the proposed reorganization, GE Funds will acquire all or substantially all of the assets of the IT Funds, in exchange for shares of GE Funds and the assumption by GE Funds of certain liabilities of the IT Funds, as follows:

      - Shareholders of Investors Trust Adjustable Rate Fund will become shareholders of GE Short-Term Government Fund.

      - Shareholders of Investors Trust Government Fund will become shareholders of a newly created series of GE Funds, to be known as GE Government Securities Fund.

      - Shareholders of Investors Trust Tax Free Fund will become shareholders of GE Tax-Exempt Fund.

      - Shareholders of Investors Trust Value Fund will become shareholders of newly created series of GE Funds, to be known as GE Value Equity Fund.

      - Shareholders of Investors Trust Growth Fund will become shareholders of GE Mid-Cap Growth Fund.

After the reorganization, each IT Fund would be liquidated and you would become a shareholder of the respective GE Fund having received shares with an aggregate value equivalent to the aggregate net asset value of your investment in the IT Fund at the time of the transaction. No sales charge would be imposed in the reorganization. It will be a condition of the reorganization that it will be, in the opinion of counsel to GE Funds, free from federal income taxes to the respective IT Fund and its shareholders and the respective GE Fund.

Each series of GE Funds will be the surviving fund and GE Investment Management Incorporated, a wholly-owned subsidiary of General Electric Company and GE Funds' current investment manager, will continue to serve as its investment manager. GE Tax-Exempt Fund, however, has proposed to its shareholders that Brown Brothers Harriman & Co., the current sub-investment adviser of the IT Tax Free Fund, be appointed as its sub-investment adviser and that certain investment policies and restrictions be amended to conform to those of IT Tax Free Fund. The reorganization of IT Tax Free Fund will not take place unless these proposals are approved by GE Tax Exempt Fund's shareholders.

As you may recall, GNA Capital Management, Inc., the investment adviser of the IT Funds, and GNA Distributors, Inc., the distributor of the IT Funds, have been indirect subsidiaries of General Electric Company since 1993. The proposal to reorganize the IT Funds was developed in light of a decision to consolidate the mutual fund management and distribution services of General Electric Company's subsidiaries. In unanimously approving the proposed reorganization of each IT Fund, the Board of Trustees of Investors Trust considered a number of factors including the following:

      - Immediately following the reorganization, shareholders will benefit from the same or lower management fees and total expense ratios, except for Class A shareholders of the IT Government Fund and IT Growth Fund.

      - The reorganization may result in increased economic efficiencies through greater economies of scale.

      - The reorganization will greatly expand the number and variety of funds available to shareholders.

          SPECIAL MEETING OF SHAREHOLDERS: YOUR VOTE IS IMPORTANT

To consider the proposed reorganization, we have called a Special Meeting of Shareholders to be held on September 15, 1997. We strongly invite your participation by asking you to review, complete and return your proxy promptly.

Detailed information about the proposed reorganization is described in the enclosed proxy statement. On behalf of the Board of Trustees, I thank you for your participation as a shareholder and urge you to please exercise your right to vote by completing, dating and signing the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience.

If you have any questions regarding the proposed transaction, please feel free to call [1-800- - ] where an individual will be pleased to assist you.

IT IS VERY IMPORTANT THAT YOUR VOTING INSTRUCTIONS BE RECEIVED PROMPTLY.



Sincerely,

/s/ Geoffrey S. Stiff
Geoffrey S. Stiff
President and Chief Executive Officer

July    , 1997

                                 INVESTORS TRUST
                                Two Union Square
                                601 Union Street
                                   Suite 5600
                         Seattle, Washington 98101-2336


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                        To Be Held on September 15, 1997


                  Notice is hereby given that a Special Meeting of Shareholders (the "Meeting") of Investors Trust Adjustable Rate Fund, Investors Trust Government Fund, Investors Trust Tax Free Fund, Investors Trust Value Fund and Investors Trust Growth Fund, each a series of Investors Trust (each, an "IT Fund" or an "Acquired Fund"), will be held at ______________________________, on
September 15, 1997, commencing at : .m. for the following purposes:

        1. To consider and vote upon a proposal to approve or disapprove an Agreement and Plan of Reorganization dated as of July , 1997 (the "Plan") and each of the transactions --- contemplated thereby providing for (i) the acquisition of all or substantially all of the assets of each IT Fund by a corresponding series of GE Funds (each an "Acquiring Fund"), in exchange for shares of the corresponding class of such Acquiring Fund and the assumption by such Acquiring Fund of certain liabilities of such Acquired Fund, and (ii) the distribution of shares of each Acquiring Fund to shareholders of such Acquired Fund in liquidation of such Acquired Fund and (iii) the subsequent termination of the Acquired Funds.

        2. To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

           THE BOARD OF TRUSTEES OF INVESTORS TRUST UNANIMOUSLY RECOMMENDS SHAREHOLDERS OF EACH IT FUND VOTE TO APPROVE THE PLAN.

                  The Board of Trustees of Investors Trust has fixed the close of business on July 18, 1997 as the record date for the determination of shareholders of the Acquired Funds entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY.

                  SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE SPECIAL MEETING ARE URGED TO SIGN AND RETURN WITHOUT DELAY THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES, SO THAT THEIR SHARES MAY BE REPRESENTED AT THE MEETING. INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXY CARDS ARE SET FORTH ON THE FOLLOWING PAGE. PROXIES MAY BE REVOKED AT ANY TIME BEFORE THEY ARE EXERCISED BY THE SUBSEQUENT EXECUTION AND SUBMISSION OF A REVISED PROXY, BY GIVING WRITTEN NOTICE OF

REVOCATION TO INVESTORS TRUST AT ANY TIME BEFORE THE PROXY IS
EXERCISED OR BY VOTING IN PERSON AT THE MEETING.


                                               By Order of the Board of Trustees

                                               Edward J. Wiles, Jr.
                                               Secretary

July    , 1997


                  YOUR PROMPT ATTENTION TO THE ENCLOSED PROXY WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

                      INSTRUCTIONS FOR SIGNING PROXY CARDS


                  The following general rules for signing proxy cards may be of assistance to you and avoid the time and expense involved in validating your vote if you fail to sign your proxy card properly.

         1. Individual Accounts: Sign your name exactly as it appears in the registration on the proxy card.

         2. Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to the name shown in the registration on the proxy card.

         3. All Other Accounts: The capacity of the individual signing the proxy card should be indicated unless it is reflected in the form of registration. For example:


Registration                                                 Valid Signatures
------------                                                 ----------------

Corporate Accounts
(1)ABC Corp...............................................   ABC Corp.
(2)ABC Corp...............................................   John Doe, Treasurer
(3)ABC Corp.
c/o John Doe, Treasurer...................................   John Doe
(4)ABC Corp. Profit Sharing Plan..........................   John Doe, Trustee

Trust Accounts
(1)ABC Trust..............................................  Jane B. Doe, Trustee
(2)Jane B. Doe, Trustee
u/t/d 12/28/78............................................  Jane B. Doe

  Custodial or Estate Accounts
(1)John B. Smith, Cust.
f/b/o John B. Smith, Jr. UGMA.............................  John B. Smith
(2)John B. Smith..........................................  John B. Smith, Jr.,
                                                            Executor

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                    SUBJECT TO COMPLETION, DATED JUNE 6, 1997

             COMBINED PROSPECTUS/PROXY STATEMENT DATED JULY __, 1997

                          Acquisition Of The Assets Of

                      INVESTORS TRUST ADJUSTABLE RATE FUND
                         INVESTORS TRUST GOVERNMENT FUND
                          INVESTORS TRUST TAX FREE FUND
                           INVESTORS TRUST VALUE FUND
                           INVESTORS TRUST GROWTH FUND
                            each a separate series of
                                 INVESTORS TRUST
                                Two Union Square
                                601 Union Street
                                   Suite 5600
                         Seattle, Washington 98101-2336
                                 (800) 656-6626

                        By And In Exchange For Shares Of

                          GE SHORT-TERM GOVERNMENT FUND
                          GE GOVERNMENT SECURITIES FUND
                               GE TAX-EXEMPT FUND
                              GE VALUE EQUITY FUND
                             GE MID-CAP GROWTH FUND
                            each a separate series of
                                    GE FUNDS
                               3003 Summer Street
                           Stamford, Connecticut 06905
                                 (800) 746-4417


                  This Combined Prospectus/Proxy Statement is being furnished to shareholders of Investors Trust Adjustable Rate Fund, Investors Trust Government Fund, Investors Trust Tax Free Fund, Investors Trust Value Fund and Investors Trust Growth Fund (each, an "IT Fund" or "Acquired Fund"), each a separate series of Investors Trust, in connection with the solicitation of proxies by the Board of Trustees of Investors Trust for a proposed plan of reorganization to be submitted to shareholders of the Acquired Funds for consideration at a Special Meeting of Shareholders to be held on September 15, 1997 at __:__ _.m. (the "Meeting"), at ______________________________________, or any adjournment or adjournments thereof.

                  The Plan of Reorganization (the "Plan") provides for all or substantially all of the assets of each of the Acquired Funds to be acquired by a corresponding series of GE Funds (each, an "Acquiring Fund", and collectively, the "Acquiring Funds"), in exchange for shares of the corresponding class of such Acquiring Fund and the assumption by such Acquiring Fund of scheduled liabilities of such Acquired Fund. Each proposed transaction as to an IT Fund is hereinafter referred to as a "Reorganization" and the transactions are collectively referred to as the "Reorganizations". Shares of the corresponding class of each Acquiring Fund will be distributed to shareholders of the Acquired Fund in liquidation of the Acquired Fund. As a result, upon completion of each Reorganization, each Acquired Fund will cease to operate and the shareholders will be shareholders of the corresponding Acquiring Fund. Each Reorganization is a separate transaction and is not contingent upon any other Reorganization. As a result of the Reorganization, shareholders of each Acquired Fund will receive that number of shares of the corresponding class of the Acquiring Fund having an aggregate value equal to the aggregate net asset value of such shareholder's shares of the Acquired Fund of the respective class immediately prior to the Reorganization. Holders of Class A shares of the Acquired Fund will receive Class A shares of the Acquiring Fund, and no sales charge will be imposed on the Class A shares of the Acquiring Fund received by the Acquired Fund Class A shareholders. Holders of Class B shares of the Acquired Fund will receive Class B shares of the Acquiring Fund. No contingent deferred sales charge ("CDSC") will be imposed on Class B shares of an Acquired Fund upon consummation of the Reorganization. However, the CDSC schedule which is applicable to Class B shares of an Acquired Fund will continue to apply to Class B shares of an Acquiring Fund received in the Reorganization and, in calculating the applicable CDSC payable upon the subsequent redemption of those Class B shares and the timing of the automatic conversion of Class B shares into Class A shares of GE Funds, the period during which an Acquired Fund shareholder held Class B shares of the Acquired Fund will be counted. Each Reorganization is structured to be tax-free for federal income tax purposes to each Acquiring Fund, each Acquired Fund, and their respective shareholders. The Acquired Funds currently neither offer nor have outstanding shares of any class, other than Class A and Class B shares. In addition to Class A and Class B shares, the Acquiring Funds currently offer and have outstanding Class C and Class D shares. Class C shares are generally offered only to employees and retirees of GE or its affiliates and their family members and Class D shares are generally offered only to institutional investors.

                  Each Acquired Fund is a separate diversified investment portfolio of Investors Trust, an open-end management investment company. Investors Trust Adjustable Rate Fund seeks to produce a high level of current income consistent with limiting fluctuations in net asset value of Fund shares by investing primarily in adjustable rate securities. Investors Trust Government Fund seeks to produce a high level of current income consistent with safety of principal by investing primarily in Government Securities (as defined herein) having remaining maturities of one year or more. Investors Trust Tax Free Fund seeks to produce as high a level of income exempt from federal income tax as is consistent with preservation of capital by investing substantially all of its assets in common stocks by investing substantially all of its assets in tax-exempt debt obligations. Investors Trust Value Fund seeks to provide long-term growth of capital and an above-average level of dividend income by investing primarily in equity securities. Investors Trust Growth Fund seeks to provide long-term growth of capital by investing substantially all of its assets in common stocks.

                  Each Acquiring Fund is a separate diversified investment portfolio of GE Funds, an open-end management investment company. GE Short-Term Government Fund seeks a high level of income consistent with prudent investment management and preservation of capital by investing at least 65% of its total assets in Government Securities (as defined below under the caption "Comparison of Investment Objectives and Policies"). GE Government Securities Fund seeks a high level of current income consistent with safety of principal by investing primarily in Government Securities. GE Tax-Exempt Fund currently seeks as high a level of current income exempt from federal income taxation as is consistent with prudent investment management and preservation of capital by investing in municipal obligations. GE Value Equity Fund seeks long-term growth of capital by investing primarily in the equity securities of undervalued companies with large-sized market capitalizations. GE Mid-Cap Growth Fund seeks long-term growth of capital by investing primarily in equity securities of companies with medium-sized market capitalizations that have the potential for above-average growth.

                  GE Investment Management Incorporated ("GEIM") is the investment manager of each of the Acquiring Funds and will continue to serve as such after the Reorganization. Prior to or concurrently with the solicitation of this Combined Prospectus/Proxy, existing shareholders of GE Tax-Exempt Fund are being asked to approve the appointment of Brown Brothers Harriman & Co. ("Brown Brothers"), the current sub-adviser to the IT Tax Free Fund, as its sub-investment adviser and the amendment of certain investment policies and restrictions to conform to those of Investors Trust Tax Free Fund. In addition to the approval of its own shareholders, the consummation of the Reorganization of Investors Trust Tax Free Fund is contingent upon the approval of these proposals by shareholders of GE Tax-Exempt Fund.

                  The investment policies of the Acquiring Funds are substantially similar to those of the Acquired Funds. Certain differences in the investment policies of the Acquiring Funds and the Acquired Funds, however, are described under "Comparison of Investment Objectives and Policies" in this Combined Prospectus/Proxy Statement.

                  This Combined Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information that an Acquired Fund shareholder should know before voting on the Plan. Certain relevant documents listed below, which have been filed with the Securities and Exchange Commission ("SEC"), are incorporated in whole or in part by reference. This Combined Prospectus/Proxy Statement is expected to be first sent to shareholders on or about July __, 1997. A Statement of Additional Information dated July __, 1997, relating to this Combined Prospectus/Proxy Statement and the Reorganizations, has been filed with the SEC and is incorporated by reference into this Combined Prospectus/Proxy Statement. A copy of such Statement of Additional Information is available upon request and without charge by writing to the Acquired Funds at the address listed on the cover page of this Combined Prospectus/Proxy Statement or by calling 800-656-6626.

                  This Combined Prospectus/Proxy Statement is accompanied by a preliminary prospectus of GE Funds dated August __, 1997, which is incorporated herein by reference. A preliminary prospectus is being sent to shareholders because GE Funds is currently in the process of registering with the SEC two new series, GE Government Securities Fund and GE Value Equity Fund, and disclosure concerning these Funds is not contained in the current GE Funds' prospectus. Similarly, the current GE Funds' prospectus does not contain disclosure for GE Mid-Cap Growth Fund because this Fund, although previously formed, will not commence operations until the completion of the Reorganization of Investors Trust Growth Fund. A definitive prospectus will be mailed to shareholders when it is declared effective by the SEC, which is expected to be in late August 1997.

                  This Combined Prospectus/Proxy Statement is IT Funds' proxy statement for the Meeting and GE Funds' prospectus for the shares of the Acquiring Funds that have been registered with the SEC and are to be issued in connection with the respective Reorganization. Information concerning each Acquired Fund contained in the Prospectus of each Acquired Fund dated March 1, 1997, as supplemented by a Prospectus Supplement dated May 16, 1997, is incorporated in its entirety by reference. Also accompanying this Combined Prospectus/Proxy Statement as Exhibit A is a copy of the Agreement and Plan of Reorganization (the "Plan") for the proposed transaction.

                  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS COMBINED PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS COMBINED PROSPECTUS/PROXY STATEMENT AND IN THE MATERIALS EXPRESSLY INCORPORATED HEREIN BY REFERENCE AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUNDS.

                                TABLE OF CONTENTS

                                                                      PAGE

ADDITIONAL MATERIALS.....................................................6

FEE TABLES...............................................................7

SUMMARY.................................................................18

RISK FACTORS............................................................22

REASONS FOR THE REORGANIZATION..........................................23

INFORMATION ABOUT THE REORGANIZATION....................................26

INFORMATION ABOUT THE ACQUIRING FUNDS...................................33

INFORMATION ABOUT THE ACQUIRED FUNDS....................................41

COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES........................51

INFORMATION ON SHAREHOLDERS' RIGHTS.....................................61

ADDITIONAL INFORMATION ABOUT INVESTORS TRUST AND GE FUNDS...............64

OTHER BUSINESS..........................................................65

VOTING INFORMATION......................................................65

FINANCIAL STATEMENTS AND EXPERTS........................................67

LEGAL MATTERS...........................................................67

EXHIBIT A: AGREEMENT AND PLAN OF REORGANIZATION.........................A-1

                              ADDITIONAL MATERIALS

                  The following additional materials, which have been incorporated by reference into the Statement of Additional Information dated July __, 1997 relating to this Combined Prospectus/Proxy Statement and the Reorganization, will be sent to all shareholders requesting a copy of such Statement of Additional Information.

         1. Preliminary Statement of Additional Information of GE Funds dated August __, 1997.

         2. Annual Report of GE Funds for the fiscal year ended September 30, 1996.

         3. Semi-Annual Report of GE Funds for the six-month period ended March 31, 1997.

         4. Annual Report of Investors Trust for the fiscal year ended October 31, 1996.

         5. Semi-Annual Report of Investors Trust for the six-month period ended April 30, 1997 [to be filed by amendment].

         6. Pro Forma Financial Statements.

                                   FEE TABLES

                  Following are tables showing costs and expenses of each Acquired Fund and the Acquiring Fund and the pro forma costs and expenses expected to be incurred by each Acquiring Fund after giving effect to the Reorganization, each based on the maximum sales charge or maximum CDSC that may be incurred at the time of purchase or redemption.

CLASS A SHARES


                                      IT Adjustable  GE Short-Term
                                          Rate        Government
                                          Fund           Fund       Pro Forma***
Shareholder Transaction Expenses
  Maximum sales charge imposed on
  purchases (as a percentage of
  offering price) ...................     4.50%          2.50%        2.50%

  Maximum CDSC (as a percentage of
  original cost or redemption proceeds,
  whichever is lower)* ..............     1.00%          1.00%        1.00%

Annual Operating Expenses**

  (as a percentage of average net
  assets) Management fees+ ..........     0.40%          0.30%        0.30%
  12b-1 fees ........................     0.13           0.50         0.50
  Other expenses (after expense
  reimbursements)**** ...............     0.42           0.15         0.15

Total Operating Expenses (after expense
  reimbursements)**** ...............     0.95%          0.95%        0.95%





                                                         GE
                                          IT          Government
                                       Government     Securities    Pro Forma***
                                          Fund           Fund
Shareholder Transaction Expenses
  Maximum sales charge imposed on
  purchases (as a percentage of
  offering price) ...................     4.50%          4.25%        4.25%

  Maximum CDSC (as a percentage of
  original cost or redemption
  proceeds, whichever is lower)* ....     1.00%          1.00%        1.00%

  Annual Operating Expenses** (as a
  percentage of average net assets)
  Management fees+ ..................     0.62%          0.40%        0.40%
  12b-1 fees ........................     0.13           0.50         0.50
  Other expenses (after expense
  reimbursements) **** ..............     0.29           0.20         0.20

Total Operating Expenses (after expense
reimbursements)**** .................     1.06%          1.10%        1.10%

                                          IT          Government
                                       Government     Securities    Pro Forma***
                                          Fund           Fund
Shareholder Transaction Expenses
  Maximum sales charge imposed on
  purchases (as a percentage of
  offering price) ...................     4.50%          4.25%        4.25%

  Maximum CDSC (as a percentage of
  original cost or redemption proceeds,
  whichever is lower)* ..............     1.00%          1.00%        1.00%

  Annual Operating Expenses** (as a
  percentage of average net assets)
  Management fees+ ..................     0.58%          0.00%++      0.35%++
  12b-1 fees ........................     0.18           0.50         0.50
  Other expenses (after expense
  reimbursements) **** ..............    (0.76)          0.25         0.25

Total Operating Expenses (after expense
reimbursements)**** ...............       0.00%++        0.75%++      1.10%++




                                          IT           GE Value     Pro Forma***
                                       Value Fund     Equity Fund
Shareholder Transaction Expenses
  Maximum sales charge imposed on
  purchases (as a percentage of
  offering price) ...................     4.50%          4.75%        4.75%

  Maximum CDSC (as a percentage of
  original cost or redemption proceeds,
  whichever is lower)* ..............     1.00%          1.00%        1.00%

Annual Operating Expenses**
  (as a percentage of average net
  assets) Management fees+ ..........     0.80%          0.55%        0.55%
  12b-1 fees ........................     0.07           0.50         0.50
  Other expenses (after expense
  reimbursements) **** ..............     0.48           0.30         0.30

Total Operating Expenses (after expense
reimbursements)**** ..................    1.35%          1.35%        1.35%

                                          IT
                                        Growth        GE Mid-Cap
                                         Fund         Growth Fund   Pro Forma***
Shareholder Transaction Expenses
  Maximum sales charge imposed on
  purchases (as a percentage of
  offering price) ...................     4.50%          4.75%        4.75%
  Maximum CDSC (as a percentage of
  original cost or redemption proceeds,
  whichever is lower)* ..............     1.00%          1.00%        1.00%

Annual Operating Expenses**
  (as a percentage of average net
  assets) Management fees+ ..........     0.80%          0.60%        0.60%
  12b-1 fees ........................     0.09           0.50         0.50
  Other expenses (after expense
  reimbursements) **** ..............     0.46           0.30         0.30

Total Operating Expenses (after expense
reimbursements)**** ...............       1.35%          1.40%        1.40%

CLASS B SHARES


                                                         IT
                                          IT          Government
                                       Government     Securities
                                          Fund           Fund       Pro Forma***

Shareholder Transaction Expenses
  Maximum sales charge imposed on
  purchases (as a percentage
  of offering price).....                 None           None         None

  Maximum CDSC (as a percentage of
  original cost or redemption proceeds,
  whichever is lower)* ..............     5.00%          3.00%        3.00%

  Annual Operating Expenses** (as a
  percentage of average net assets)
  Management fees+ ..................     0.40%          0.30%        0.30%
  12b-1 fees ........................     0.87           0.85         0.85
  Other expenses (after expense
  reimbursements) **** ..............     0.43           0.15         0.15

Total Operating Expenses (after expense
reimbursements)**** ...............       1.70%          1.30%        1.30%






                                          IT        GE Government
                                       Government     Securities
                                          Fund           Fund       Pro Forma***


Shareholder Transaction Expenses
  Maximum sales charge imposed on
  purchases (as a percentage of
  offering price) ...................     None           None         None

  Maximum CDSC (as a percentage of
  original cost or redemption proceeds,
  whichever is lower)* ..............     5.00%          3.00%        3.00%

Annual Operating Expenses**
  (as a percentage of average net
  assets) Management fees+ ..........     0.88           1.00         1.00
  Other expenses (after expense
  reimbursements)**** ...............     0.30           0.14         0.14

Total Operating Expenses (after expense
reimbursements)**** ...............       1.81%          1.54%        1.54%

                                      IT Tax Free     GE Tax-Exempt
                                         Fund            Fund       Pro Forma***

Shareholder Transaction Expenses
  Maximum sales charge imposed on
  purchases (as a percentage of
  offering price) ...................     None           None         None



  Maximum CDSC (as a percentage of
  original cost or redemption proceeds,
  whichever is lower)* ..............     5.00%          3.00%        3.00%

Annual Operating Expenses**
  (as a percentage of average net
  assets) Management fees+ ..........     0.58           0.00%++      0.35%++
  12b-1 fees ........................     0.93           1.00         1.00
  Other expenses (after expense
  reimbursements)**** ...............    (1.51)          0.25         0.25

Total Operating Expenses (after expense
reimbursements)**** ...............       0.00%++        1.25%++      1.60%++





                                       IT Value     GE Value Equity
                                         Fund           Fund        Pro Forma***
Shareholder Transaction Expenses
  Maximum sales charge imposed on
  purchases (as a percentage of
  offering price) ...................     None           None         None

  Maximum CDSC (as a percentage of
  original cost or redemption proceeds,
  whichever is lower)* ..............     5.00%          4.00%        4.00%

Annual Operating Expenses**
  (as a percentage of average net
  assets) Management fees+ ...........     0.80%          0.55%        0.55%
  12b-1 fees ........................     0.82           1.00         1.00
  Other expenses (after expense
  reimbursements)**** ...............     0.48           0.30         0.30

Total Operating Expenses (after
expense reimbursements) **** ......       2.10%          1.85%        1.85%

                                                      GE Mid-Cap
                                       IT Growth        Growth
                                         Fund            Fund       Pro Forma***

Shareholder Transaction Expenses
  Maximum sales charge imposed on
  purchases (as a percentage of
  offering price) ...................     None           None         None

  Maximum CDSC (as a percentage of
  original cost or redemption
  proceeds, whichever is lower)* ....     5.00%          4.00%        4.00%

Annual Operating Expenses**
  (as a percentage of average net
  assets) Management fees+ ..........     0.80%          0.60%        0.60%
  12b-1 fees ........................     0.84           1.00         1.00
  Other expenses (after expense
  reimbursements)**** ...............     0.46           0.30         0.30

Total Operating Expenses (after expense
reimbursements) ...................       2.10%          1.90%        1.90%


-------------

* GE Funds and Investors Trust impose a redemption fee in the form of a CDSC, equal to 1% of the net asset value of Class A shares if the shares being redeemed are redeemed within one year of purchase and were subject to no front-end sales load upon purchase by virtue of being part of a purchase of $1 million or more.

     The sales charges and CDSCs set out in the tables above are the maximum charges imposed on purchases or redemptions of shares and investors may pay actual charges that are less depending on the amount purchased and, in the case of Class B shares, the length of time the shares are held. Any CDSC which is applicable to Class B shares of an Acquired Fund will continue to apply to Class B shares of GE Funds received in the Reorganization and, in calculating the applicable CDSC payable upon the subsequent redemption of those Class B shares, the period during which an Acquired Fund shareholder held Class B shares of the Acquired Fund will be counted until the automatic conversion to Class A shares of GE Funds after eight years. Purchases of Class B shares after the Reorganization will be subject to the Acquiring Funds' CDSC schedule.

** Annual operating expenses (a) for shares of the Acquired Funds are based on expenses for the six-month period ended April 30, 1997, (b) for shares of the Acquiring Funds are based on expenses for the six-month period ended March 31, 1997, and (c) for the pro forma financial figures are based on estimated expenses of the Acquiring Funds for the year ended April 30, 1997, except for GE Short-Term Government Fund, which are based on estimated expenses for the year ended March 31, 1997.

*** The pro forma financial figures are intended to provide shareholders with information about the continuing impact of each Reorganization, other than the Reorganization involving Investors Trust Adjustable Rate Fund and GE Short-Term Government Fund, as if the Reorganization had taken place as of May 1, 1996. The pro forma financial figures relating to the Reorganization involving Investors Trust Adjustable Rate Fund and GE Short-Term Government Fund are intended to provide shareholders with information about the continuing impact of the Reorganization as if that Reorganization had taken place as of April 1, 1996.

**** "Other Expenses" for the Acquired Funds are based upon actual expenses, after reimbursement by GNA Capital, incurred with respect to the Class A and Class B shares during the fiscal year ended October 31, 1996. GNA Capital has indicated that it intends to reimburse a portion of the expenses of the Acquired Funds as indicated in the table below, at least through October 31, 1997, so that the "Total Fund Operating Expenses" of each of those Funds will not exceed the amounts shown in the table below. IT Government Fund is not currently operating under expense caps.

                                                              Class A   Class B
                                                              -------   -------
     Adjustable Rate Fund..................................... 0.95%     1.70%
     Tax Free Fund (see note ++).............................. 1.15%     1.90%
     Value Fund............................................... 1.35%     2.10%
     Growth Fund.............................................. 1.35%     2.10%

     The actual "Other Expenses" and "Total Operating Expenses" for the six months ended April 30, 1997 before such reimbursements were as follows:

                                                              Class A   Class B
                                                              -------   -------
     Adjustable Rate Fund
       Other Expenses......................................... 2.27%     2.26%
       Total Operating Expenses............................... 2.82%     2.81%
     Tax Free Fund
       Other Expenses......................................... 0.75%     0.75%
       Total Operating Expenses............................... 1.51%     2.26%
     Value Fund
       Other Expenses......................................... 0.49%     0.49%
       Total Operating Expenses............................... 1.36%     2.11%
     Growth Fund
       Other Expenses......................................... 0.58%     0.58%
       Total Operating Expenses............................... 1.48%     2.23%

     "Other Expenses" of Class A and Class B shares of each Acquiring Fund and the pro forma financial figures also reflect a determination by GEIM to voluntarily reduce or otherwise limit such expenses. In the absence of this determination, it is estimated that "Other Expenses" and "Total Operating Expenses" would be equal to the following annual rate of the estimated value of the Acquiring Fund's pro forma average daily net assets after
     Reorganization:

                                                              Class A   Class B
                                                              -------   -------
     Short-Term Government Fund
       Other Expenses......................................... 0.39%     0.85%
       Total Operating Expenses............................... 1.19%     2.00%
     Government Securities Fund
       Other Expenses......................................... 0.20%     0.14%
       Total Operating Expenses............................... 1.10%     1.54%
     Tax-Exempt Fund
       Other Expenses......................................... 0.25%     0.31%
       Total Operating Expenses............................... 1.10%     1.66%
     Value Equity Fund
       Other Expenses......................................... 0.45%     0.32%
       Total Operating Expenses............................... 1.50%     1.87%
     Mid-Cap Growth Fund
       Other Expenses......................................... 0.46%     0.41%
       Total Operating Expenses............................... 1.56%     2.01%

+ Management Fees incurred by GE Funds, as reflected in the pro forma figures, consist of investment advisory and administration fees paid to GEIM.

++ GNA Capital reimbursed all of the expenses of IT Tax Free Fund during the fiscal year ended October 31, 1996. Although GNA Capital previously indicated that it intended to reimburse all expenses of the Tax Free Fund at least through October 31, 1997, it reserved the right to decrease the level of reimbursement at any time. Effective June 22, 1997, GNA Capital decreased the reimbursement in the Tax Free Fund to a level such that the expenses will not exceed 1.15% for Class A shares and 1.90% for Class B shares.

     GEIM has agreed to waive all Management fees, consisting of investment advisory and administration fees, charged to GE Tax-Exempt Fund. In the absence of this waiver, GE Tax-Exempt Fund would incur Management fees equal to .35% and Total Operating Expenses as follows: Class A - 1.10% and Class B - 1.60%. GEIM intends to commence charging the full amount of the Management fee on or prior to the closing of the Reorganization. See "Reasons for the Reorganization."

Examples

The following examples are intended to assist an investor in understanding the various costs that an investor will bear directly or indirectly. The examples assume payment of operating expenses at the levels set forth in the tables above.


An investor would pay the following
expenses on a $1,000 investment,
assuming (1) 5.00% annual return and
(2) redemption at the end of each
time period:
                                         1 Year*  3 Years   5 Years   10 Years**
                                         ------   -------   -------   --------
Class A
 Acquired Funds
  IT Adjustable Rate Fund ............   $ 54       $ 74      $ 95       $156
  IT Government Fund .................     55         77       101        169
  IT Tax Free Fund ...................     45         45        45         45
  IT Value Fund ......................     58         86       116        200
  IT Growth Fund .....................     58         86       116        200
 Acquiring Fund
  GE Short-Term Government Fund ......   $ 34       $ 55      $ 76       $139
  GE Government Securities Fund ......     53         76       N/A        N/A
  GE Tax-Exempt Fund .................     50         65        82        132
  GE Value Equity Fund ...............     61         88       N/A        N/A
  GE Mid-Cap Growth Fund .............     61         90       N/A        N/A
 Pro Forma
  GE Short-Term Government Fund ......   $ 34       $ 55      $ 76       $139
  GE Government Securities Fund ......     53         76       N/A        N/A
  GE Tax-Exempt Fund .................     53         76       101        171
  GE Value Equity Fund ...............     61         88       N/A        N/A
  GE Mid-Cap Growth Fund .............     61         90       N/A        N/A
Class B
 Acquired Funds
  IT Adjustable Rate Fund ............   $ 67       $ 84      $102       $181
  IT Government Fund .................     68         87       108        193
  IT Tax Free Fund ...................     50         30        10          0
  IT Value Fund ......................     71         96       123        224
  IT Growth Fund .....................     71         96       123        224
 Acquiring Fund
  GE Short-Term Government Fund ......   $ 43       $ 51      $ 71       $138
  GE Government Securities Fund ......     46         60       N/A        N/A
  GE Tax-Exempt Fund .................     43         50        69        124
  GE Value Equity Fund ...............     59         78       N/A        N/A
  GE Mid-Cap Growth Fund .............     59         80       N/A        N/A
 Pro Forma
  GE Short-Term Government Fund ......   $ 43       $ 51      $ 71       $147
  GE Government Securities Fund ......     46         59       N/A        N/A
  GE Tax-Exempt Fund .................     46         60        87        176
  GE Value Equity Fund ...............     59         78       N/A        N/A
  GE Mid-Cap Growth Fund .............     59         80       N/A        N/A

An investor would pay the following expenses on the same investment, assuming the same annual return and no redemption:


                                         1 Year*  3 Years   5 Years   10 Years**
                                         ------   -------   -------   --------
Class A
 Acquired Funds
  IT Adjustable Rate Fund ............   $ 54       $ 74      $ 95       $156
  IT Government Fund .................     55         77       101        169
  IT Tax Free Fund ...................     45         45        45         45
  IT Value Fund ......................     58         86       116        200
  IT Growth Fund .....................     58         86       116        200
 Acquiring Fund
  GE Short-Term Government Fund ......   $ 34       $ 55      $ 76       $139
  GE Government Securities Fund ......     53         76       N/A        N/A
  GE Tax-Exempt Fund .................     50         65        82        132
  GE Value Equity Fund ...............     61         88       N/A        N/A
  GE Mid-Cap Growth Fund .............     61         90       N/A        N/A
 Pro Forma.............................
  GE Short-Term Government Fund ......   $ 34       $ 55      $ 76       $139
  GE Government Securities Fund ......     53         76       N/A        N/A
  GE Tax-Exempt Fund .................     53         76       101        171
  GE Value Equity Fund ...............     61         88       N/A        N/A
  GE Mid-Cap Growth Fund .............     61         90       N/A        N/A
Class B
 Acquired Funds
  IT Adjustable Rate Fund ............   $ 17       $ 54      $ 92       $181
  IT Government Fund .................     18         57        98        193
  IT Tax Free Fund ...................      0          0         0          0
  IT Value Fund ......................     21         66       113        224
  IT Growth Fund .....................     21         66       113        224
 Acquiring Fund
  GE Short-Term Government Fund
  GE Government Securities Fund ......   $ 13       $ 41      $ 71       $138
  GE Tax-Exempt Fund .................     16         50       N/A        N/A
  GE Value Equity Fund ...............     13         40        69        124
  GE Mid-Cap Growth Fund .............     19         58       N/A        N/A
 Pro Forma ..........................      19         60       N/A        N/A
  GE Short-Term Government Fund ......   $ 13       $ 41      $ 71       $147
  GE Government Securities Fund ......     16         49       N/A        N/A
  GE Tax-Exempt Fund .................     16         50        87        176
  GE Value Equity Fund ...............     19         58       N/A        N/A
  GE Mid-Cap Growth Fund .............     19         60       N/A        N/A


-----

* Expenses shown above would be increased by the imposition of the 1% CDSC for redemptions of Class A shares within one year of purchase which were not subject to a front-end sales charge by virtue of being part of a purchase of $1 million or more.

** Expenses for Class B shares of the Acquired Funds and Pro Forma expenses shown above reflect the conversion of Class B shares into Class A shares of GE Funds after eight years. Expenses for Class B Shares of the Acquiring Funds shown above reflect the conversion of Class B Shares into Class A Shares of the indicated fund after six years.

         The examples also provide a means for the investor to compare expense levels of funds with different fee structures over varying investment periods. To facilitate such comparison, all funds are required to utilize a 5.00% annual return assumption. However, each Fund's actual return will vary and may be greater or less than 5.00%. These examples should not be considered representations of past or future expenses and actual expenses may be greater or less than those shown, which assume that GNA Capital or GEIM, as the case may be, continues to reduce or otherwise limit expenses to the amount shown in the fee tables above.

                                     SUMMARY

                  This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Combined Prospectus/Proxy Statement; the Agreement and Plan of Reorganization, a copy of which is attached to this Combined Prospectus/Proxy Statement as Exhibit A; the accompanying the Preliminary Prospectus of GE Funds dated August __, 1997; and the Prospectus of Acquired Funds dated March 1, 1997, as supplemented by a Prospectus Supplement dated May 16, 1997.

                  Proposed Reorganization. The Plan provides for the transfer of all or substantially all of the assets of each Acquired Fund to a corresponding Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of certain liabilities of the corresponding class of the Acquired Fund. The Plan also calls for the distribution of such shares of the Acquiring Fund to the Acquired Fund's shareholders in liquidation of the Acquired Fund. (The foregoing proposed transaction for each Acquired Fund is referred to in this Combined Prospectus/Proxy Statement as a "Reorganization" and collectively as the "Reorganizations"). As a result of each Reorganization, shareholders of each Acquired Fund will become the owner of that number of full and fractional shares of the corresponding class of the Acquiring Fund having an aggregate value equal to the aggregate net asset value of such shareholder's shares of the Acquired Fund of the respective class of the Acquiring Fund. (Shareholders of Class A or Class B shares of an Acquired Fund will receive Class A or Class B shares, respectively, of the Acquiring Fund.) See "Information About the Reorganization -- Plan of Reorganization."

                  For the reasons set forth below under "Reasons for the Reorganization," the Board of Trustees of Investors Trust, including the Trustees who are not "interested persons" of the Trust (the "Independent Trustees"), as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act"), has concluded that each Reorganization is in the best interests of the shareholders of each Acquired Fund and that the interests of each Acquired Fund's existing shareholders will not be diluted as a result of the transaction contemplated by the Reorganization and therefore has submitted the Plan for approval by the Acquired Fund's shareholders. The Board of Trustees of GE Funds has reached similar conclusions with respect to each Acquiring Fund and has also approved each Reorganization in respect of each Acquiring Fund.

                  Approval of a Reorganization will require the affirmative vote of a majority of the total number of votes entitled to be cast thereon, as defined in the 1940 Act, of the outstanding shares of each class of the Acquired Fund which is the lesser of: (i) 67% of the voting securities of each class of the Acquired Fund present at the Meeting, if the holders of more than 50% of the outstanding voting securities of each class of the Acquired Fund are present or represented by proxy, or (ii) more than 50% of the outstanding shares of each class of the Acquired Fund. For purposes of voting with respect to a Reorganization, the Class A and Class B shares of the Acquired Fund will vote separately as a class. See "Voting Information."

                  Tax Consequences. Completion of each Reorganization is conditioned on the receipt of an opinion of counsel for the Acquiring Funds that
(i) no gain or loss will be recognized by the Acquired Fund or its shareholders for federal income tax purposes upon the transfer of the Acquired Fund's assets to the corresponding Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of certain liabilities, (ii) no gain or loss will be recognized by the Acquiring Fund upon receipt of the assets of the corresponding Acquired Fund and the assumption by the Acquiring Fund of certain liabilities, (ii) the aggregate tax basis for the Acquiring Fund shares received by each of the Acquired Fund shareholders in the Reorganization will be the same as the Acquired Fund shares held by the shareholder prior to the Reorganization, and the holding period of such Acquiring Fund shares will include the period during which the Acquired Fund shares were held by such shareholder, and (iv) the tax basis of the assets acquired by the Acquiring Fund will be the same as in the hands of the Acquired Fund immediately prior to the Reorganization, and the holding period of those assets in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

                  Investment Objectives and Policies. Each Acquiring Fund and the corresponding Acquired Fund have substantially similar investment objectives, policies and restrictions. Each Acquired Fund is a separate diversified investment portfolio of Investors Trust, an open-end investment company. Investors Trust Adjustable Rate Fund seeks to produce a high level of current income consistent with limiting fluctuations in net asset value of Fund shares. Investors Trust Government Fund seeks to produce a high level of current income consistent with safety of principal. Investors Trust Tax Free Fund seeks to produce as high a level of income exempt from federal income tax as is consistent with preservation of capital. Investors Trust Value Fund seeks to provide long-term growth of capital and an above-average level of dividend income by investing primarily in equity securities. Investors Trust Growth Fund seeks to provide long-term growth of capital.

                  Each Acquiring Fund is a separate diversified investment portfolio of GE Funds, an open-end management investment company. GE Short-Term Government Fund seeks a high level of income consistent with prudent investment management and the preservation of capital. GE Government Securities Fund seeks a high level of current income consistent with safety of principal. GE Tax-Exempt Fund currently seeks as high a level of current income exempt from federal income taxation as is consistent with prudent investment management and preservation of capital by investing in municipal obligations. GE Value Equity Fund seeks long-term growth of capital and future income. GE Mid-Cap Growth Fund seeks long-term growth of capital. For a discussion of the differences between the investment policies of each Acquiring Fund and the corresponding Acquired Fund, see "Comparison of Investment Objectives and Policies."

                  Purchase and Redemption Procedures. The purchase and redemption procedures available to shareholders of the Acquiring Funds are virtually identical to those of the Acquired Funds. Purchase of shares of the Acquiring Funds may be made through GE Funds' distributor, GE Investment Services Inc. ("GEIS"), a wholly-owned subsidiary of GE, at their respective public offering prices (net asset value next determined plus any applicable sales charge). Purchase of shares of the Acquired Funds may be made through Investors Trust's distributor, GNA Distributors, Inc., at their respective public offering prices (net asset value next determined plus any applicable sales charge). It is currently anticipated that, subsequent to the Reorganization, GEIS will acquire certain assets and liabilities of GNA Distributors, Inc. Class A shares of each Acquired Fund are sold subject to a maximum initial sales charge of 4.50% of the public offering price. Class A shares of GE Value Equity Fund and GE Mid-Cap Growth Fund are sold subject to a maximum initial sales charge of 4.75% of the public offering price, Class A shares of GE Tax-Exempt Fund and GE Government Securities Fund are sold subject to a maximum initial sales charge of 4.25% of the public offering price, and Class A shares of GE Short-Term Government Fund are sold subject to a maximum initial sales charge of 2.50% of the public offering price. Class A shares of all Acquiring Funds may be purchased at a reduced sales charge or at net asset value, determined by aggregating the dollar amount of a new purchase and the total asset value of all Class A shares of GE Funds held by such person and applying the (reduced) sales charge applicable to such aggregate. Purchases of Class A shares of either an Acquiring Fund or an Acquired Fund, which when combined with current holdings of such Fund's Class A shares offered with a sales charge equal or exceed $1,000,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions made within one year.

                  Class B shares of both the Acquiring Funds and the Acquired Funds are sold without an initial sales charge but are subject to higher ongoing expenses than Class A shares and are subject to a CDSC payable upon certain redemptions. Class B shares received in the Reorganization will continue to be subject to the CDSC schedule currently imposed by the Acquired Funds and will automatically convert into Class A shares of GE Funds after eight years. An investor's CDSC longevity (i.e. years already subject to CDSC) will be tracked by the Acquiring Funds' transfer agent and will continue to apply to Class B shares received in the Reorganization even if a former Acquired Fund shareholder exchanges those shares into another GE Fund. However, a shareholder who exchanges Class B shares for shares of GE Money Market Fund, a series of GE Funds, and then exchanges those GE Money Market Fund shares for Class B shares of another GE Fund will be subject to having the period of time in which such shareholder was invested in GE Money Market Fund tolled when computing applicable CDSCs.

                  See the "Fee Tables" for a comparison of the sales charges imposed by the IT Funds to those of the Acquiring Funds.

                  Class A shares of both the Acquiring Funds and the Acquired Funds may be redeemed at their respective net asset values per share next determined without charge, except that Class A shares of both the Acquiring Fund and the Acquired Funds originally acquired without payment of a sales charge by reason of comprising a $1,000,000 or more purchase will be subject to a CDSC of 1.00% if such shares are redeemed during the first 12 months following their purchase. Shares of the Acquiring Funds may be redeemed by mail or by telephone, or through a sales representative of an authorized broker-dealer, financial institution or investment advisor which has entered into a sales agreement with the Acquiring

Funds' distributor or through GE Funds' Systematic Withdrawal Plan as described in the GE Funds' Prospectus. See "Redemption of Shares" in the accompanying Prospectus of the Acquiring Funds.

                  Both Class A and Class B shareholders of the IT Funds will become subject to GE Funds' 12b-1 Plans upon consummation of the Reorganization. Class A shares of each Acquiring Fund will be subject to a 12b-1 fee equal to
 .50% of annual average net assets, consisting of a .25% service fee and a .25% distribution fee. Class B shares of each Acquiring Fund, other than GE Short-Term Government Fund, will be subject to a 12b-1 fee equal to 1.00% of annual average net assets, consisting of a .25% service fee and a .75% distribution fee. Class B shares of GE Short-Term Government Fund will be subject to a 12b-1 fee equal to .85% of annual average net assets, consisting of a .25% service fee and a .60% distribution fee. Unlike the Acquired Funds' 12b-1 Plans, which are "reimbursement-type" plans, GE Funds' 12b-1 Plans are "compensation-type" plans. As a result, payments under the GE Funds' 12b-1 Plans are not tied exclusively to the expenses of shareholder servicing and distribution expense actually incurred by GEIM or any service provider, and payments may exceed expenses actually incurred.

                  Exchange Privileges. The exchange privileges available to shareholders of the Acquiring Fund are virtually identical to those available to shareholders of the Acquired Fund, except that, as a shareholder of the GE Funds, investors will have a far more extensive selection of funds into which exchanges at no charge are permitted. Shareholders of both the Acquired Fund and the Acquiring Fund may exchange at net asset value all or a portion of their shares for shares of the same class in any other series of GE Funds. Any exchange will be a taxable event for which a shareholder may have to recognize a gain or a loss for federal income tax purposes. No initial sales charge is imposed on the shares being acquired in an exchange, and no CDSC is imposed on the shares being disposed of in the exchange. A sales charge differential, however, may apply to subsequent exchanges of Class A shares with other GE Funds that have a lower initial sales charge than the Fund being exchanged from. For purposes of computing the CDSC that may be payable upon a disposition, the Class B shares acquired in the exchange will be deemed to have been purchased on the same date as the Class B shares that were exchanged therefor and will retain the CDSC schedule originally applicable to those shares prior to the Reorganization. See "Exchange Privilege" in the accompanying Prospectus of the Acquiring Funds.

                  Dividends. Dividends from net investment income and capital gains of the Acquiring Funds are declared and paid at the same times as the corresponding Acquired Funds. One minor variation in dividend policies, however, is that while Investors Trust Tax Free Fund currently declares dividends daily based on periodic projections of its future net income, GE Tax-Exempt Fund declares dividends daily based on actual net income. Beginning on June 22, 1997, however, IT Tax Free Fund will declare dividends based on actual net investment income. With respect to all Funds, unless a shareholder otherwise instructs, dividends and capital gains distributions will be reinvested automatically in additional shares of the same class at net asset value, subject to no sales charge or CDSC. The distribution option currently in effect for a shareholder of the Acquired Fund will remain in effect after the Reorganization. After the Reorganization, however, the former Acquired Fund shareholders may change their distribution option at any time. See "Dividends and Distributions" in the accompanying Prospectus of the Acquiring Fund.

                  Shareholder Voting Rights. Investors Trust and GE Funds are both registered with the SEC as open-end, management investment companies. Each Acquired Fund is a separate series of Investors Trust, a Massachusetts business trust having a Board of Trustees. Each Acquiring Fund is a separate series of GE Funds, also a Massachusetts business trust having a Board of Trustees. None of the Funds holds a meeting of shareholders annually, and there is normally no meeting of shareholders held for the purpose of electing Trustees unless and until such time as less than a majority of the Fund's Trustees holding office has been elected by shareholders of such Fund. At that time, the Fund's Trustees then in office will call a shareholders' meeting for the election of Trustees.

                  In addition, under the laws of the Commonwealth of Massachusetts, shareholders of the Acquired Funds do not have appraisal rights in connection with a combination or acquisition of the assets of a Fund by another entity. Shareholders of the Acquired Funds may, however, redeem their shares at net asset value (subject to any applicable CDSC) prior to the date of the Reorganization.

                   For purposes of voting with respect to the Reorganization, the Class A and Class B shares of an Acquired Fund will vote separately by class. See "Information on Shareholders' Rights -- Voting Rights."


                                  RISK FACTORS

                  Due to the substantial similarities of investment objectives and policies of the Acquiring Funds and the corresponding Acquired Funds, the investment risks are substantially similar. Such risks are generally those typically associated with investing in the types of securities in which the Funds invest. There are several risks in connection with the use of certain portfolio strategies by the Acquiring Funds, and where applicable, by the Acquired Funds. These portfolio strategies include purchasing put and call options on securities, writing put and call options on securities, purchasing put and call options on securities indexes, entering into futures contracts or related options, engaging in forward currency transactions, purchasing and writing put and call options on foreign currencies, entering into securities transactions on a when-issued or delayed-delivery basis, entering into mortgage dollar rolls and lending portfolio securities.

                  In certain instances, the Acquiring Funds may be exposed to additional risks not applicable to the Acquired Funds. For example, unlike Investors Trust Government Fund, GE Government Securities Fund may invest up to 35% of its assets in foreign securities, and up to 10% of its assets in debt securities rated as low as Baa by Moody's Investors Service, Inc. ("Moody's"), BBB by Standard & Poor's Ratings Services ("S&P"), or comparably rated by another nationally recognized statistical rating organization. In addition, GE Mid-Cap Growth

Fund, unlike Investors Trust Growth Fund, may invest a portion of its assets in debt securities that are considered to be below investment grade. See the accompanying Preliminary Prospectus for a complete discussion of the risks of investing in the Acquiring Funds, including risks associated with investing in foreign securities and below investment grade debt securities.


                         REASONS FOR THE REORGANIZATION

                  The proposed Reorganizations were developed in light of a decision to consolidate the mutual fund management and distribution services of General Electric Company's subsidiaries. Consolidation of GE's investment advisory businesses will provide greater efficiency in management and administration of the Funds.

                  The Board of Trustees of Investors Trust has determined that it is advantageous to combine the Acquired Funds with the Acquiring Funds. In reaching this conclusion, the Board considered a number of factors including the following:

     1.   The Reorganizations will fully integrate the IT Funds into GE Funds.


          - Expanded Investment Options. The Reorganizations will greatly expand the number and variety of funds available to the Acquired Funds' shareholders through GE Funds' exchange privileges among twelve series of GE Funds.

          - GEIM's Investment Management Experience. GEIM has a long and distinguished record of investment management spanning 70 years. In addition to GE Funds, GEIM, together with its sister company, General Electric Investment Corporation ("GEIC"), is also responsible for the management of the General Electric Pension Trust, the Elfun Funds, the General Electric Savings & Security Program (GE's 401(k)) and other GE assets, as well as assets of approximately 80 other funds, corporations, employee benefit plans and private foundations. GEIM and GEIC collectively provide investment management services to various institutional accounts with total assets, as of March 31, 1997, in excess of $58 billion, of which more than $12 billion is invested in mutual funds. As a result of these significant responsibilities, GE is most attentive to ensuring that GEIM is well staffed to make and implement investment decisions.

          - Tax-Free Treatment. The Reorganizations will not be a taxable events for federal income tax purposes to the Acquired Funds or their respective shareholders, or to the Acquiring Funds, and it is a condition to the closing of the Reorganizations that the Funds will receive legal opinions stating that no recognition of gain or loss for federal income tax purposes will occur as a result of the Reorganizations to any of the shareholders.

          - Continuity. The Funds have substantially similar investment objectives and policies and have affiliated investment advisers and distributors and the same custodian and accounting agent. In addition, shareholder reports will continue in a form to which the Acquired Fund shareholders are accustomed.


          - No Expenses Borne By Shareholders. The expenses of the Reorganizations will be borne by GEIM, regardless of whether the Reorganizations are consummated. GEIM will also bear the entire costs of organizing GE Government Securities Fund and GE Value Equity Fund, the two new series of GE Funds.


          - No Sales Charge. No sales charge will be imposed in connection with the Reorganizations.


     2. The Reorganizations may increase economic efficiencies of the Acquired Funds and the Acquiring Funds.


          - Lower Fees. All Acquired Fund shareholders will benefit immediately from identical or lower management fees and total expense ratios as a result of the Reorganizations, except for Class A shareholders of the IT Government Fund and IT Growth Fund.

          - Possible Economies of Scale. Economies of scale may arise regarding legal and auditing fees, custodian fees, other general operating expenses, insurance premiums and printing costs.

     3. The Reorganizations could facilitate the marketing of the Funds, thereby benefiting existing shareholders of the Funds.

          - Consolidation of Distribution Efforts. Like mutual fund management, distribution efforts for GE-affiliated mutual funds will be concentrated at GEIM's and GEIS's headquarters. In addition, GEIS plans to acquire certain assets and liabilities of GNA Distributors in the near future. After the Reorganizations, the Acquiring Funds will receive the benefit of GE's increased marketing efforts, eliminating duplication inherent in marketing two funds with similar investment objectives, which is anticipated to result in steady growth of assets and economies of scale.

          - Name Recognition. The retail orientation of the Funds depends on investor recognition, which could be enhanced by association with the

          - "General Electric" or "GE" names and logo. GEIM and GEIC have an explicit license to use those names and logo.

          - Enhanced Ability to Compete. The Reorganizations may place GE Funds in a better position to compete for 401(k) plan assets due to a broader range of investment alternatives, further enhancing the marketability of the Funds.

                  At its May 16, 1997 meeting, the Board of Trustees of Investors Trust was presented by GNA Capital with information reflecting operating expenses of the Acquiring Funds and the Acquired Funds as of March 31, 1997. The Board was shown pro forma financial information which indicated that, assuming the level of assets for each Acquiring Fund after the Reorganization was the same as on March 31, 1997, with two exceptions, Class A and Class B shareholders of the Acquired Funds should experience identical or a decrease in total operating expenses after giving effect to fee waivers and expense reimbursements currently in effect. Class A shareholders in Investors Trust Growth Fund and Investors Trust Government Fund will experience an increase in their expenses of .05 and .04 of 1.00%, respectively. With respect to IT Tax Free Fund, the Board of Trustees noted that the decrease in pro forma operating expenses for GE Tax-Exempt Fund from the total expense ratio for IT Tax Free Fund was based on a comparison with the fee waiver and expense reimbursement commitments for Class A and Class B shareholders of IT Tax Free Fund of 1.15% and 1.90%, respectively, that were to take effect on June 22, 1997. This information is reflected under the caption "Fee Tables" in this Combined Prospectus/Proxy Statement.

                  The Board also considered, among other things, information illustrating that the pro forma total expense ratios payable by each Acquiring Fund following the Reorganizations would in most cases be lower than the average total expense ratios incurred by funds included in a survey using data prepared by Lipper Analytical Services, Inc. (the "Lipper Average") as of March 31, 1997 (giving effect to fee waivers and expense reimbursements). Pro forma total operating expenses of the Acquiring Funds following the Reorganization could be higher than the Lipper Average after fee waivers and expense reimbursements benefiting the other funds included in the Lipper Average.

                  The Board also considered that, when the Acquired Funds were originally organized, the use of sub-advisers was deemed to be attractive both from a performance and marketing perspective. In this regard, the Board considered the view of GNA Capital and GEIM that strengthening ties to GE Funds and its asset management and distribution team offers potential benefits to the shareholders of the Acquired Funds that outweigh any advantages offered by the continued use of sub-advisers for each of the Acquired Funds. Information was also presented to the Trustees that the Board of Trustees of GE Funds has determined, subject to shareholder approval, to appoint Brown Brothers as sub-adviser for GE Tax-Exempt Fund.


                  In light of the foregoing, the Board of Trustees of the Investors Trust, including the Independent Trustees, has determined unanimously that it is in the best interest of each

Acquired Fund and its shareholders to effect the Reorganizations and that the Reorganizations will not result in a dilution of the interests of the Acquired Fund's shareholders.

                  The Board of Trustees of GE Funds has also determined that it is advantageous to the Acquiring Funds to effect the Reorganizations. The GE Funds Board of Trustees also considered the terms and conditions of the Reorganizations and representations that the Reorganizations would be effected as tax-free reorganizations. Accordingly, the Board of Trustees of GE Funds, including a majority of the Independent Trustees, has determined that the Reorganizations are in the best interests of each Acquiring Fund and its shareholders and that the interests of the Acquiring Funds' shareholders would not be diluted as a result of the Reorganizations.

                  INFORMATION ABOUT THE REORGANIZATION

                  Plan of Reorganization. The following summary of the Plan is qualified in its entirety by reference to the Plan (Exhibit A hereto). The Plan provides that GE Funds on behalf of the Acquiring Fund will acquire all or substantially all of the assets of the Acquired Fund in exchange for shares of the Acquiring Fund and the assumption by GE Funds on behalf of the Acquiring Fund of scheduled liabilities of the Acquired Fund on September __, 1997 or such later date as may be agreed upon by the parties (the "Closing Date").

                  Prior to the Closing Date, the Acquired Fund will endeavor to discharge all of its known liabilities and obligations. The Acquiring Fund will not assume any liabilities or obligations other than those reflected on an unaudited statement of assets and liabilities of the Acquired Fund prepared as of the close of regular trading on the New York Stock Exchange, currently 4:00 p.m., New York City time, on the Closing Date. The number of full and fractional Class A and Class B shares of the Acquiring Fund to be issued to the Acquired Fund's shareholders will be determined on the basis of the Acquiring Fund's and the Acquired Fund's relative net asset value per Class A and Class B shares, respectively. The net asset value per share of each Class will be determined by dividing the net assets of the Acquired Fund attributable to each Class by the total number of outstanding shares of the relevant Class.

                  Each Acquired Fund and the Acquiring Fund will utilize the procedures set forth in its respective Prospectus to determine the value of their respective portfolio securities and to determine the aggregate value of each respective Fund's portfolio. The method of valuation employed will be consistent with the requirements of Rule 22c-1 under the 1940 Act and the interpretations of such rule by the SEC's Division of Investment Management.

                  At or prior to the Closing Date, each Acquired Fund is required to declare a dividend or dividends which, together with all previous such dividends, will have the effect of distributing to their respective shareholders all taxable income for the taxable year ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid). In addition, each Acquired Fund's dividend will include its net capital gains realized in the taxable period ending on or prior to the Closing Date (after reductions for any capital loss carryforward).

                  As soon after the Closing Date as conveniently practicable, each Acquired Fund will liquidate and distribute pro rata to shareholders of record as of the close of business on the Closing Date the full and fractional shares of the Acquiring Fund received by the Acquired Fund. Such liquidation and distribution will be accomplished by the establishment of accounts in names of each Acquired Fund's shareholders on the share records of the Acquiring Funds' transfer agent. Each account will represent the respective pro rata number of full and fractional shares of the Acquiring Fund due to each of the Acquired Fund's shareholders. After such distribution and the winding up of its affairs, Investors Trust will be dissolved and deregistered under the 1940 Act.

                  The consummation of the Reorganization is subject to the conditions set forth in the Plan. Notwithstanding approval of the Acquired Funds' shareholders, the Plan may be terminated at any time at or prior to the Closing Date: (i) by mutual agreement of GE Funds on behalf of the Acquiring Funds and Investors Trust on behalf of the Acquired Funds; (ii) by GE Funds on behalf of the Acquiring Funds in the event that Investors Trust shall, or Investors Trust on behalf of the Acquired Funds in the event that GE Funds shall, materially breach any representation, warranty or agreement contained in the Plan to be performed at or prior to the Closing Date; or (iii) by GE Funds on behalf of the Acquiring Funds, or by Investors Trust on behalf of the Acquired Funds, if a condition to the Plan expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

                  Approval of the Plan will require the affirmative vote of a majority of the total number of votes entitled to be cast thereon, as defined in the 1940 Act, of the outstanding shares of each class of the Acquired Fund, each class voting separately, which is the lesser of: (i) 67% of the voting securities of each class of the Acquired Fund present at the Meeting, if the holders of more than 50% of the outstanding voting securities of the class are present or represented by proxy, or (ii) more than 50% of the outstanding shares of each class of the Acquired Fund. GE and its affiliates have stated their intention to vote all shares of the Acquired Funds that they hold in favor of the proposed Reorganization. If the Reorganization is not approved by shareholders of an Acquired Fund, the Board of Trustees of Investors Trust will consider other possible courses of action available to it. Each Reorganization is a separate transaction and is not contingent upon any other Reorganization.

                  Description of the Acquiring Funds' Shares. Full and fractional shares of beneficial interest of each Acquiring Fund will be issued to the corresponding Acquired Fund in accordance with the procedures detailed in the Plan and as described in the Acquiring Funds' Prospectus. In the interest of economy and convenience, the Acquiring Funds do not physically issue share certificates. The Acquiring Funds' transfer agent maintains a record of each shareholder's ownership of shares. See "Information on Shareholders' Rights" and the Prospectus of the Acquiring Funds for additional information with respect to the shares of the Acquiring Funds.

                   Federal Income Tax Consequences. Each Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368(a) of the

Internal Revenue Code of 1986, as amended (the "Code"). As a condition to the closing of the Reorganization, the Acquiring Funds and the Acquired
Funds will each receive an opinion from Willkie Farr & Gallagher, counsel to the Acquiring Funds, to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for federal income tax purposes, upon consummation of the Reorganization:

                  (1) the transfer of all or substantially all of an Acquired Fund's assets in exchange for the corresponding Acquiring Fund's shares and the assumption by the Acquiring Fund of certain identified liabilities of the corresponding Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code, and the Acquiring Funds and the Acquired Funds are each a "party to a reorganization" within the meaning of Section 368(b) of the Code;

                  (2) no gain or loss will be recognized by an Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the Acquiring Fund shares and the assumption by the Acquiring Fund of certain identified liabilities of the corresponding Acquired Fund;

                  (3) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the corresponding Acquiring Fund in exchange for the Acquiring Fund shares and the assumption by the Acquiring Fund of certain identified liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund shares to the Acquired Fund's shareholders in exchange for their shares of the Acquired Fund;

                  (4) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their Acquired Fund shares for the Acquiring Fund shares and the assumption by the Acquiring Fund of certain identified liabilities of the Acquired Fund;

                  (5) the aggregate tax basis for the Acquiring Fund shares received by each shareholder of the corresponding Acquired Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of shares of the Acquiring Fund to be received by each Acquired Fund shareholder will include the period during which Acquired Fund shares exchanged therefor were held by such shareholder (provided that the Acquired Fund shares were held as capital assets on the date of the Reorganization); and

                  (6) the tax basis of the Acquired Fund's assets acquired by the corresponding Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

                  Shareholders of the Acquired Fund should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Since the foregoing discussion only relates to the federal income tax consequences of the Reorganization, shareholders of the Acquired Funds should also consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.

                  Capitalization. The following table shows the capitalization of the Acquiring Funds and the Acquired Funds as of July 18, 1997 (the "Record Date"), and on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value.



                                     Investors      GE Short-
                                       Trust           Term
                                     Adjustable     Government    Pro Forma for
                                     Rate Fund         Fund       Reorganization
                                    (Unaudited)     (Unaduited)    (Unaudited)
                                    -----------     -----------   --------------
                                       (In thousands, except per share values)
Class A Shares
Net assets ........................  $               $              $
Net asset value per share .........  $               $              $
Shares outstanding
Class B Shares
Net assets ........................  $               $              $
Net asset value per share .........  $               $              $
Shares outstanding

                                    Investors          GE
                                      Trust         Government
                                    Government      Securities    Pro Forma for
                                      Fund            Fund        Reorganization
                                    (Unaudited)     (Unaduited)    (Unaudited)
                                    -----------     -----------   --------------
                                       (In thousands, except per share values)
Class A Shares
Net assets ........................  $                $              $
Net asset value per share .........  $                $              $
Shares outstanding
Class B Shares
Net assets ........................  $                $              $
Net asset value per share .........  $                $              $
Shares outstanding

                                    Investors
                                      Trust            GE
                                    Tax Free        Tax-Exempt    Pro Forma for
                                      Fund             Fund       Reorganization
                                    (Unaudited)     (Unaduited)     Unaudited)
                                    -----------     -----------   --------------
                                       (In thousands, except per share values)
Class A Shares
Net assets ........................  $                $              $
Net asset value per share .........  $                $              $
Shares outstanding
Class B Shares
Net assets ........................  $
Net asset value per share .........  $                $              $
Shares outstanding



                                    Investors
                                      Trust         GE Value      Pro Forma for
                                    Value Fund     Equity Fund   Reorganization
                                    (Unaudited)    (Unaduited)     (Unaudited)
                                    -----------    -----------    --------------
                                       (In thousands, except per share values)
Class A Shares
Net assets ........................  $                $              $
Net asset value per share .........  $                $              $
Shares outstanding
Class B Shares
Net assets ........................  $                $              $
Net asset value per share .........  $                $              $
Shares outstanding

                                    Investors
                                      Trust            GE
                                    Tax Free        Tax-Exempt    Pro Forma for
                                      Fund             Fund       Reorganization
                                    (Unaudited)     (Unaudited)     Unaudited)
                                    -----------     -----------   --------------
                                       (In thousands, except per share values)
Class A Shares
Net assets ........................  $                $              $
Net asset value per share .........  $                $              $
Shares outstanding
Class B Shares
Net assets ........................  $                $              $
Net asset value per share .........  $                $              $
Shares outstanding


                  [As of the Record Date, the officers and Trustees of GE Funds beneficially owned as a group less than 1% of the outstanding shares of each class of the Acquiring Funds, although GE's ownership of shares was substantial, as set forth below. Except as set forth in the table below, to the best knowledge of the Trustees of GE Funds, as of the Record Date, no shareholder or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act")), owned beneficially or of record more than 5% of the outstanding shares of a class of any Acquiring Fund. As of the Record Date, the officers and Trustees of Investors Trust beneficially owned as a group less than 1% of the outstanding shares of each class of the Acquired Funds, although GE's ownership of shares was substantial, as set forth below. Except as set forth in the table below, to the best knowledge of the Trustees of Investors Trust, as of the Record Date, no shareholder or "group" (as that term is used in Section 13(d) of the Exchange Act) owned beneficially or of record more than 5% of the outstanding shares of a class of any Acquired Fund.] GE and its affiliates have stated their intention to vote all the shares of each Acquired Fund that they hold in favor of the respective Reorganization.

                                                  Percentage of
                                                   Class Owned
                                                    of Record
                                                  or Beneficially
                                                  ---------------
     Name and           Fund          As of the Record    Upon Consummation of
     Address          and Class             Date           the Reorganization


                       [OWNERSHIP BY GE AND AFFILIATES AND
          OTHER 5% SHAREHOLDERS TO BE DESCRIBED AS OF THE RECORD DATE]

                      INFORMATION ABOUT THE ACQUIRING FUNDS

                   Management's Discussion and Analysis of Market Conditions and Portfolio Review (through March 31, 1997).

Market Overview

         The financial markets are off to a mixed start in 1997. Domestic equity markets supported by good corporate earnings, strong mutual fund flows, and continued signs of non-inflationary growth in the economy rallied to record-highs by mid-February only, to give back much of their gains during the last half of March due to interest rate concerns. These factors resulted in an S&P 500 return of 2.6% for the first quarter of 1997 and brought the six-month return to 11.2% for the period ended March 31, 1997.

         The bond market reacted positively to the November election results during the last quarter of 1996 but lost enthusiasm as a result of the 1997 first quarter economic data. Recent reports suggested a bias towards stronger growth, which convinced the Federal Reserve Board that a pre-emptive strike against inflation was necessary to slow the economy. The Federal Reserve Board increased short term rates .25% in March and appears ready to raise interest rates an additional .25% to .50% during the coming months to further control economic expansion. This interest rate pressure had a negative impact on the fixed income market pushing the Lehman Brothers Aggregate Bond Index down .6% in the first quarter of 1997 resulting in a 2.4% return for the six months ended March 31, 1997.

         Municipal bonds began 1997 performing slightly better than taxable bonds on a total return basis, with the Lehman Brothers Municipal Bond Index losing .2% in the first quarter of 1997 and finishing the six months ended March 31, 1997 up 2.3%.

Market Outlook

         Management views the U.S. equity market with a sense of caution but believes that continued earnings growth and a controlled inflation environment will generate reasonable returns in a volatile market. Fixed income markets provide additional diversification and an attractive risk-return tradeoff, provided inflation remains subdued.

Portfolio Review

         GE Tax-Exempt Fund. The Lehman Municipal Index returned 2.3% for the 6 months ended March 31, 1997. The Tax-Exempt Fund's Lipper peer group of 238 General Municipal funds had an average return of 2.0% for the same period while Class A and Class B shares of the Tax-Exempt Fund returned 2.12% and 1.95%, respectively, before sales charges, and -2.22% and -1.05%, respectively, after sales charges.

         The Fund's performance for the six months ended March 31, 1997 compared to its benchmark and its peer group was due to its shorter than average duration. As of March 31, the duration of the GE Tax-Exempt Fund's portfolio was 6.0 years compared to the Lehman Municipal Bond Index with a duration of 7.27 years. Duration is a measure of how sensitive an investment is to changes in interest rates. The longer the duration of a portfolio the greater the impact of changes in interest rates. By maintaining a lower duration, the impact of rising interest rates on the GE Tax-Exempt Fund's portfolio was minimized.

         In anticipation of higher interest rates, Management reduced the portfolio's interest rate exposure. This was achieved by replacing securities with low coupons and longer maturities with securities with shorter maturities and higher coupons. This approach reduced portfolio duration from 8.5 years to 6 years by March 31, 1997. As a result, the Fund decreased its exposure to interest rates and improved its income generating ability. A 10% cash position was also maintained in order to further reduce the portfolio's interest rate exposure. This higher cash position also provides the Fund with the flexibility to react as investment opportunities arise during this period of interest rate volatility.

         The Federal Reserve's interest rate hike on March 26 was the most significant event in the financial markets during the first quarter of 1997. The potential for more such Federal Reserve action will weight heavily on the bond markets. Investors will be reluctant to buy bonds as they try to assess the likelihood that the Federal Reserve will continue to raise interest rates. Management believes that GE Tax-Exempt Fund is well positioned to weather this uncertainty. The Fund's shorter duration will minimize the impact of interest rate rises while the cash position will allow it to take advantage of any buying opportunities arising from Federal Reserve monetary policy changes.

         Management also believes that the municipal market will continue to be volatile during the next six months. The Federal Open Market Committee continues to be aggressive in fighting inflation which means higher interest rates and lower prices. As such, the Fund is positioned slightly shorter than the index and peer group with respect to duration in order to minimize the impact of rising interest rates. Cash will be recycled into higher coupon bonds with low volatility to enhance the income generation in the Fund. New issue supply should continue to be light. Refunding activity will decline as rising interest rates make it uneconomical to retire old debt. This lack of supply should prevent prices from declining too rapidly.

         The major issue facing the municipal market in the coming year continues to be tax reform. With the Republicans retaining control of Congress some form of tax reform is expected, but not the broad based tax initiative that was attempted during last term. There has been talk by the Republicans of setting aside tax reform in exchange for other budget concessions by the Democrats.

         GE Short-Term Government Fund. Data released in October and November 1996 showed that our economy was growing at a very modest pace and that inflation was stable at low levels. Speculation of a possible easing of monetary policy drove interest rates down .50% reaching a low in November of 5.6% on two year Treasury notes and 6.4% on 30 year bonds. The economy subsequently picked up steam, however, which rekindled fears of inflation among fixed income investors and members of the Federal Reserve. Despite continued good inflation reports, the Federal Reserve raised short term interest rates in March 1997 in a "pre-emptive" move to relieve building price pressures. As a result, yields on 2 year Treasuries ended the six month period
 .30% higher at 6.4% while 30 year bond yields hit 7.1%, about .20% higher than they were at the end of September 1996. While rising interest rates improve income levels, they tend to have a negative impact on net asset values (NAVs). This is reflected in the performance of the Short-Term Government Fund.

         The Lehman Brothers 1-3 year Government Index returned 2.6% and the Fund's Lipper peer group of 186 Short-Term Government mutual funds averaged a return of 2.3%, while Class A shares and Class B shares of the Short-Term Government Fund returned 2.57% and 2.31%, respectively, before sales charges, and .01% and -.68%, after sales charges, respectively.

         The Fund's performance is attributable to Management's strategy of holding securities with yields higher than the index. This strategy paid off not only in terms of greater income but also in better price performance as spreads to U.S. Treasuries narrowed. Examples of these types of securities are adjustable rate mortgage-backed securities and issues collateralized by assets such as automobile loans.


Performance

The chart below shows the historical performance of GE Short-Term Government Fund and GE Tax-Exempt Fund for the referenced period compared to the historical performance of broad market indexes for the same time period. GE Government Securities Fund, GE Value Equity Fund and GE Mid-Cap Growth Fund will not commence operations until the consummation of the Reorganization, and accordingly, no performance information is currently available for these Funds.


                                                            Average Annual Total Return (in %) (as of 3/31/97)
                                          --------------------------------------------------------------------------
                                                                                               Load Adjusted
                                                                                       -----------------------------
                                          One    Three   Five    Ten        Since        One      Three      Since
                                          Year   Year    Year    Year     Inception      Year     Year     Inception
                                          ----   ----    ----    ----     ---------      ----     ----     ---------
GE Short-Term Government Fund

  Class A                                 4.83    --      --      --     4.88 (3/2/94)   2.21      --     4.01 (3/2/94)
  Class B                                 4.46    --      --      --     4.49 (3/2/94)   1.48      --     4.19 (3/2/94)
Lehman Brothers 1-3 Year Government       5.36    5.79    5.67    7.11        N/A         N/A      N/A         N/A
Bond Index

GE Tax-Exempt Fund
  Class A                                 4.52    --      --      --     2.68 (1/1/94)     0.08     --     1.31 (1/1/94)
  Class B                                 4.10    --      --      --     2.37 (12/22/93)   -1.10    --     2.09 (12/22/93)
Lehman Brothers Municipal Bond Index      5.45    7.08    7.17    7.51         N/A          N/A     N/A         N/A




Notes to Performance

                  The mutual fund results are net of fees and expenses and assume changes in share price, reinvestment of dividends and capital gains, and, if applicable, the deduction of any sales charges as set forth under the "Load Adjusted" column. GEIM has voluntarily agreed to reduce or otherwise limit certain expenses of GE Short-Term Government Fund and GE Tax-Exempt Fund. Absent these limits, each Fund's performance would have been lower.

                  The Lehman Brothers Municipal Bond Index (LBMI) and Lehman Brothers 1-3 Year Government Bond Index (LB 1-3) are unmanaged indexes and do not reflect the actual cost of investing in the instruments that comprise each index. LBMI is a composite of investment grade, fixed rate municipal bonds and is considered to be representative of the municipal bond market. The LB 1-3 is a composite of government and U.S. Treasury obligations with maturities of 1-3 years. The results shown for the foregoing indexes assume the reinvestment of net dividends.

                          Growth of $10,000 Invested in
  Class A Shares of GE Short-Term Government Fund vs. Lehman Brothers 1-3 Year
                             Government Bond Index*
                                   (unaudited)

                         March 2, 1994 - March 31, 1997

                           [Line Graphs Appears Here]

               A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 on March 2, 1994 in Class A shares of GE Short-Term Government Fund as compared with the growth of a $10,000 investment in the Lehman Brothers 1-3 Year Government Bond Index on February 28, 1994. The plot points used to draw the line graphs were as follows:

                                                          Growth of $10,000
                          Growth of $10,000             Investment in Lehman
                            Investment in                Brothers 1-3 Year
    Date                   Class A Shares              Government Bond Index
    ----                  -----------------            ---------------------
   3/2/94                     $9,750.00                     $10,000.00
   9/30/94                    $9,788.63                     $10,049.39
   9/30/95                   $10,520.35                     $10,871.71
   9/30/96                   $11,007.48                     $11,488.39
   3/31/97                   $11,290.59                     $11,781.51

* Hypothetical illustration of $10,000 invested in Class A shares at inception on March 2, 1994, assuming deduction of the maximum 2.50% sales charge at the time of investment and reinvestment of dividends (after deduction of applicable sales charges, if any) and capital gains (at net asset value) through March 31, 1997. The index is unmanaged and is not subject to the same management and trading expenses of a mutual fund. The performance of the Fund's other classes may be greater or less than the Class A shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in the other classes.

     All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.

                          Growth of $10,000 Invested in
  Class B Shares of GE Short-Term Government Fund vs. Lehman Brothers 1-3 Year
                             Government Bond Index*
                                   (unaudited)

                         March 2, 1994 - March 31, 1997

                           [Line Graphs Appears Here]

               A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 on March 2, 1994 in Class B shares of GE Short-Term Government Fund as compared with the growth of a $10,000 investment in the Lehman Brothers 1-3 Year Government Bond Index on February 28, 1994. The plot points used to draw the line graphs were as follows:

                                                         Growth of $10,000
                            Growth of $10,000           Investment in Lehman
                             Investment in               Brothers 1-3 Year
           Date              Class B Shares             Government Bond Index
           ----              --------------             ---------------------

          3/2/94             $   10,000.00                 $   10,000.00
         9/30/94             $   10,019.58                 $   10,049.39
         9/30/95             $   10,722.29                 $   10,871.71
         9/30/96             $   11,189.26                 $   11,488.39
         3/31/97             $   11,153.74                 $   11,781.51

* Hypothetical illustration of $10,000 invested in Class B shares at inception on March 2, 1994, assuming deduction of the maximum 3.00% deferred sales load on a complete redemption that received the price last calculated on the last business day of the most recent fiscal period and assuming reinvestment of dividends (after deduction of applicable sales charges, if any) and capital gains (at net asset value) through March 31, 1997. The index is unmanaged and is not subject to the same management and trading expenses of a mutual fund. The performance of the Fund's other classes may be greater or less than the Class B shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in the other classes.

     All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.

                          Growth of $10,000 Invested in
 Class A Shares of GE Tax-Exempt Fund vs. Lehman Brothers Municipal Bond Index*
                                   (unaudited)

                        January 1, 1994 - March 31, 1997

                           [Line Graphs Appears Here]

                  A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 on January 1, 1994 in Class A shares of GE Tax-Exempt Fund as compared with the growth of a $10,000 investment in the Lehman Brothers Municipal Bond Index on December 31, 1993. The plot points used to draw the line graphs were as follows:

                                                         Growth of $10,000
                            Growth of $10,000           Investment in Lehman
                             Investment in               Brothers 1-3 Year
           Date              Class B Shares             Government Bond Index
           ----              --------------             ---------------------

          1/1/94             $    9,575.00                 $   10,000.00
         9/30/94             $    9,058.15                 $    9,621.07
         9/30/95             $    9,869.82                 $   10,697.67
         9/30/96             $   10,217.23                 $   11,344.17
         3/31/97             $   10,433.94                 $   11,606.13

* Hypothetical illustration of $10,000 invested in Class A shares at inception on January 1, 1994 assuming deduction of the maximum 4.25% sales charge at the time of investment and reinvestment of dividends (after deduction of applicable sales charges, if any) and capital gains (at net asset value) through March 31, 1997. The index is unmanaged and is not subject to the same management and trading expenses of a mutual fund. The performance of the Fund's other classes may be greater or less than the Class A shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in the other classes.

     All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.

                          Growth of $10,000 Invested in
 Class B Shares of GE Tax-Exempt Fund vs. Lehman Brothers Municipal Bond Index*
                                   (unaudited)

                       December 22, 1993 - March 31, 1997

                           [Line Graphs Appears Here]

                  A line graph depicting the total growth (including reinvestment of dividends and capital gains) of a hypothetical investment of $10,000 on December 22, 1993 in Class B shares of GE Tax-Exempt Fund as compared with the growth of a $10,000 investment in the Lehman Brothers Municipal Bond Index on December 31, 1993. The plot points used to draw the line graphs were as follows:

                                                         Growth of $10,000
                            Growth of $10,000           Investment in Lehman
                             Investment in               Brothers 1-3 Year
           Date              Class B Shares             Government Bond Index
           ----              --------------             ---------------------

        12/22/93             $   10,000.00                 $   10,000.00
         9/30/94             $    9,472.13                 $    9,824.07
         9/30/95             $   10,278.33                 $   10,923.40
         9/30/96             $   10,587.69                 $   11,583.54
         3/31/97             $   10,502.43                 $   11,851.02

* Hypothetical illustration of $10,000 invested in Class B shares at inception on December 22, 1993 assuming deduction of the maximum 3.00% deferred sales load on a complete redemption that received the price last calculated on the last business day of the most recent fiscal period and assuming reinvestment of dividends (after deduction of applicable sales charges, if any) and capital gains (at net asset value) through March 31, 1997. The index is unmanaged and is not subject to the same management and trading expenses of a mutual fund. The performance of the Fund's other classes may be greater or less than the Class B shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in the other classes.

     All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.

                      INFORMATION ABOUT THE ACQUIRED FUNDS

Management's Discussion and Analysis of Market Conditions and Portfolio Review (through April 30, 1997).

Investors Trust Adjustable Rate Fund

Economic and Market Overview

                  Interest rates have trended upward over the latest six month period. Rising concern over inflationary pressures due to a strengthening economy led up to the 25 basis point rate hike by the Federal Reserve Board (the "Fed") in March. The Fed's move appeared to be a preemptive strike against inflation. The current economic picture supports moderate growth, although considerable uncertainty remains regarding the timing and magnitude of future Fed moves. In general, strong consumer spending and job growth in today's tight labor market are likely to result in upward inflationary pressure. As this is yet to play out, interest rates have fluctuated in about a 0.50% range.

                  As interest rates have drifted moderately higher, mortgage assets, ranging from adjustable rate mortgages, fixed rate pass-throughs and asset backed securities, have benefited from declining prepayment risk and a tightening spread environment. Additionally, declining market volatility has reduced the value of embedded options; thereby decreasing the sector's overall call risk. With increased demand for spread product and low supply, mortgage assets performed well in the latest six months. The Fund's dominant position is in the ARM sector which posted strong return performance relative to similar duration Treasuries.

Portfolio Strategy

                  Reflecting our more defensive posture, the Fund's duration relative to the ARM Index is neutral. The Fund's sub-adviser also concerned with potential spread widening as a result of cap risk if rates rise significantly. As a result, it has reduced the Fund's position in GNMA ARMs in favor of both fixed rate pass-throughs and asset backeds. However, if bond yields continue to trade in a moderate range, spread product, in general, should perform well.

Outlook

                  While economic growth was strong in the first quarter of 1997, it is likely to moderate in the coming months. However, high employment, housing activity, retail sales and consumer confidence continue to push economic growth ahead. Despite continued positive inflation news, the economic picture supports our bias toward moderately higher interest rates. In addition, the risk for growth to be stronger than expected appears more likely than a substantial weakening in the economy. Therefore, the sub-adviser is more defensive in its outlook and it expects that current economic conditions will warrant another Fed hike before year end.

                  Performance of a $10,000 investment since inception of Investors Trust Adjustable Rate Fund (9/8/93):

                            [Line Graph Appears Here]


         Past performance is not indicative of future results. See Notes to Performance following this section.


Investors Trust Government Fund

Economic and Market Overview

                  Stronger economic data and accompanying inflation fears caused U.S. Treasury yields to rise for the majority of the six month period between November 1, 1996 and April 30, 1997.

                  In November, after reaching their lowest levels since March of 1996, Treasury yields began rising, causing bond prices to fall, in December after Federal Reserve Chairman Alan Greenspan's mention of "irrational exuberance" in the financial markets. Data indicating continued economic strength characterized the first four months of 1997. Although inflationary measures such as commodity, producer and consumer prices remained relatively stable, labor markets continued to strengthen. For example, over 700,000 new jobs were created in the first quarter. Therefore, although inflation was largely nonexistent, the combination of a robust economy, tight labor markets and strong consumer confidence led the Federal Reserve to raise the Federal funds rate by 25 basis points (1/4%) at their March 25 monetary policy meeting to subdue this growth and pre-emptively fight inflation. Hints of moderating economic growth during April proved to be a more accommodating environment for bonds, as Treasury yields fell towards month-end in response to a strong dollar, rising stock market and optimism for a balanced-budget agreement.

                  For the six month period, the yield of 5-year Treasury note rose 0.50% to end April at 6.57%. However, the 5-year's yield reached a high of 6.85% in mid-April before falling the last two weeks of the month as the likelihood decreased for another interest rate hike by the Federal Reserve at their May meeting. Over the six month period, spread product (bonds that offer yield spreads over Treasuries) outperformed Treasuries. In particular, mortgage-backed securities ("MBS") posted good relative performance primarily due to low interest rate volatility and subdued refinancing concerns. Over the period, the MBS market as measured by the Lehman Mortgage Index returned 2.63% versus the Treasury market's return (measured by the Merrill Lynch 5-7 year Treasury Index) of 1.04%.

Portfolio Strategy

                  The Fund significantly reduced its U.S. Treasury holdings during the past six months and reallocated those assets into high credit quality bonds which offer higher yields than Treasuries. Specifically, the Fund's weightings in Small Business Administration ("SBA") and Federal Housing Authority ("FHA") Loans were increased. These asset classes offer attractive yield spreads over comparable maturity Treasury securities, while typically providing more stable cash flows than residential MBS. The Fund continues to emphasize seasoned, or older, mortgage pass-through securities versus newly issued pass-throughs because seasoned securities are expected to provide more prepayment stability (and, therefore, more stable cash flows) over time.

                  The Fund's sub-adviser expects that both production and consumption will continue to be strong in the coming months. However, the combined effects of higher interest rates and already rising consumer debt should lead to more moderate economic growth later in 1997. Despite inflation remaining relatively low, the potential for future inflation exists. Therefore, the sub-adviser maintains a cautious fundamental outlook for bonds. An additional 25 to 50 basis points of interest rate increases by the Fed may still be necessary to temper economic growth to a more sustainable rate, although the sub-adviser does not believe that 1997 will see a repeat of the dramatic rise in short term interest rates that the market witnessed in 1994.

Outlook

                  As discussed above, the Fund's allocation to U.S. Treasury securities has been reduced in light of the sub-adviser's expectation for higher domestic bond yields in the near future. Accordingly, the Fund is substantially invested in mortgages and other spread product (SBA and FHA Project Loans, for example), which the sub-adviser believes will provide higher total returns than Treasuries while providing a higher level of income. The Fund's long-standing bias towards seasoned mortgage pass-throughs remains intact, as market participants have begun to value the relative prepayment stability of these bonds compared to newly issued pass-throughs.

                  Performance of a $10,000 investment since inception of Investors Trust Government Fund A shares (9/8/93):

                            [Line Graph Appear Here]

                  Performance of a $10,000 investment since inception of Investors Trust Government Fund B shares (4/22/87):

                            [Line Graph Appear Here]

                   Past performance is not indicative of future results. See Notes to Performance following this section.

Investors Trust Tax Free Fund

Economic and Market Overview

                  In November, municipal prices embarked on a heady rally as investors focused on signs of weaker than expected U.S. economic activity; subdued, -- and possibly overstated, -- inflation; a rising U.S. dollar; and an enhanced prospect for deficit reduction. Yields fell by 0.15% - 0.20% before Federal Reserve Chairman Greenspan sobered expectations in early December, and profit-taking set in. Amid strong export demand and construction activity, the U.S. economy rebounded. Rising liquidity fueled domestic demand, while tightening labor markets increased the upward pressure on prices. On March 25, 1997, the Federal Reserve raised the funds rate by 0.25% to 5.50%, after keeping monetary policy stable over the preceding 14 months. Municipal yields, which had been creeping higher, jumped an additional 0.25% - 0.35% following the Fed's rate hike. Financing volume picked up as issuers hurried to market to lock in their financing.

                  For the period, municipal rates rose on overnight maturities by 0.50%, on 5 year maturities by 0.40%, and on 15 year and longer maturities by 0.10%. The 0-30 year yield curve flattened by 0.28%. In the period, municipals outperformed comparable maturity taxable bonds, such as Treasuries and corporates, and municipals with higher coupons outperformed those with lower coupons.

Portfolio Strategy

                  During the last six months, the Fund's sub-adviser has taken on a moderately defensive posture as yields initially fell, then rose. The Fund's duration (sensitivity to changes in the level of interest rates) has been reduced accordingly. The Fund began the period with average duration of 6.6 years and concluded with average duration of 5.7 years. On December 5, 1996, we shifted from a moderately bullish stance to a neutral posture, feeling that interest rates had little room to fall further. On March 5, 1997, the sub-adviser was prompted by Greenspan's comments during his Humphrey-Hawkins testimony to become more cautious. Anticipating that rates would shift upward, the sub-adviser reduced the Fund's exposure and increased liquidity by selling some intermediate maturities carrying lower (5.25% - 6.10%) coupons and redeploying their proceeds into overnight and cash-equivalent maturities. The Fund's sub-adviser managed these sales transactions so as to avoid incurring net capital gains tax liability, and continue to maintain a high credit quality and high average coupon.

                  The Fund is now positioned with a duration that is moderately shorter than the portfolio's "neutral point" so as to benefit from the somewhat higher interest rate environment the Fund's sub-adviser anticipates in the coming quarter. The portfolio's duration is 5.7 years, or 95% of duration neutrality, which is 6 years. Portfolio issues are concentrated in 7-20 year maturities so as to lock in the high tax free yields of the steepest part of the yield curve and to benefit from "rolling down the yield curve" and from lower yields over time. At the same time, cash equivalent securities now constitute over 8% of the Fund. These will benefit from the higher interest rates and flatter yield curve that the sub-adviser anticipates and will provide liquidity to lock in the expected higher interest rates. Our average coupon is over 7%. The Fund's sub-adviser prefers call-protected premium coupons for their greater tax-free yields to maturity, and their more defensive characteristics. Further, they avoid the unfavorable tax effects of market discount bonds. The Fund's average credit quality is Aa+, with over 65% of the portfolio backed by U.S. Treasury securities held in escrow. The Fund's high credit quality and broad geographical diversification are designed to protect against "event risk" that could arise from a local economic/political development or from a natural disaster. The Fund has no derivatives, Section 144A, or alternative minimum tax bonds in the Fund's portfolio. The investment philosophy of the Fund's sub-adviser is to take measured interest rate exposure using liquid, open-market debt of high quality issuers.

Outlook

Secular (Long-term) themes remain supportive for bonds

-  Fiscal Policy is restraining on a global basis
-  Inflation is declining throughout the industrialized world
-  Real interest rates remain high

Cyclical (Short-term) themes are more mixed

                  Economic activity in the U.S. is showing remarkable resilience. Real GDP growth surged 5.6% in the first quarter of 1997, outpacing the fourth quarter of 1996's already robust 3.8% rate. Strong employment and income growth and a rising stock market have stimulated housing and consumer spending; moderate but still positive corporate earnings growth continues to support capital spending. The Fund's sub-adviser expects GDP growth in the second quarter to be above 3%.

                  For now, broader inflation measures remain stable. However, the absence of slack in the economy could put further upward pressure on prices unless the Fed is successful in slowing economic activity. The Fed, concerned about rising labor costs and continued above-trend growth, has tightened pre-emptively in order to keep inflation in check. The Fund's sub-adviser believes the Fed will tighten by an additional 25-50 basis points by the end of the summer to slow economic activity and to insure continued low rates of inflation.

                  Performance of a $10,000 investment since inception of Investors Trust Tax Free Fund (9/8/93):

                            [Line Graph Appears Here]

Past performance is not indicative of future results. See Notes to Performance following this section.

Investors Trust Value Fund

Economic and Market Overview

                  The stock market experienced a strong six month showing, with the S&P 500 up 14.7%. It is evident that the larger, high quality companies continued to drive the market over the past six months, with the S&P 400 mid cap index returning only 6.8% and the Russell 2000 small cap index returning just 1.5%. Indeed, the narrowness of the market is shown by the fact that the twenty largest companies (ranked by market values as of 4/30/97) in the S&P 500 accounted for 51% of the index's 14.7% return for the six month period.

                  The interest rate increase in March added to the volatility of the markets and further heightened the uncertainty surrounding possible future moves by the Federal Reserve Bank. This environment has market participants continuing to focus on higher quality, larger capitalization issues with solid fundamentals.

Portfolio Strategy

                  The Fund's focus on large, high quality consistent companies benefited performance over the past six months, as these companies continued to perform well.

                  The best and worst performing stocks held throughout the six months were:

   Best                            Worst
   ----                            -----
   Microsoft           +77.1%      Cisco Systems              -16.4%
   American Express    +40.9%      PPG Industries             -3.5%
   Intel               +39.5%      Chase Manhattan            +8.8%
   Exxon               +29.9%      American Home Products     +9.3%
   Campbell Soup       +28.9%      Kimberly Clark             +10.9%

                  The Fund has an overweighing in the defensive sector, emphasizing consistent companies in the drug and household products industries. The Fund's sub-adviser likes the drug industry because, with an aging population, it has a high degree of confidence in the ability of these types of companies to produce solid earnings growth in an uncertain environment (Eli Lilly, Pfizer, Bristol Myers). The Fund's overweighing in the household product industry is an outgrowth of the international growth potential and strong profit growth of these dominant name brand players (Procter & Gamble, Gillette, Kimberly Clark). As these companies became more aggressive with international volume growth the result has been consistent double digit earnings and dividend growth for shareholders.

                  The Fund continues to be underweight in the interest-sensitive sector. This is mainly due to our lack of representation in the electric and gas utility industries. The Fund has been under represented in these industries for a long time, with the uncertainty of future earnings surrounding deregulation and other looming legislative concerns. However, within the interest-sensitive sector, the Fund remains attracted to American Express, Chase

Manhattan, Banc One and National City. With compelling valuations and improving business situations, the Fund's sub-adviser feels these fundamentals continue to warrant positions.

                  The Fund is underweight in the energy sector due to the sub-adviser's outlook for falling oil prices. Within the technology sector, the Fund is underweight relative to the S&P 500, but continues to hold significant positions in the high quality market leaders such as Intel, Microsoft and Compaq.

                  Going forward, the Fund's sub-adviser anticipates that the securities owned by the Fund will benefit from the financial markets uncertainty surrounding future interest rates and slowing corporate profit growth. This environment is ideal, and the sub-adviser believes sustainable, for companies whose securities are held by the Fund, that is high quality, blue-chip companies with consistent earnings and dividend growth.

Outlook

                  Economic data indicates first quarter 1997 GDP growth of 5.6% was well above the Fed's non-inflationary target of 2-2.5%. Even if this trend continues into the second quarter, it is not sustainable. There are increasing indications of a tightening labor market and wage costs continue to be a major watch signal for the Federal Reserve, but the Fund's sub-adviser does not believe wage costs will increase enough to be inflationary. The sub-adviser continues to feel that worker productivity will be strong and inflationary pressures will remain moderate. The sub-adviser is projecting a stable inflationary environment with the CPI remaining in the mid 2% range. The Federal Reserve may increase rates again in the near term, which would put short-term pressure on the markets, but longer term, any preemptive moves should not be so severe as to push the economy into a recession.

                  In the judgment of the Fund's sub-adviser, as this is written, the stock market is currently fairly valued relative to the fixed income markets. The sub-adviser expects the uncertainty surrounding interest rates and slowing corporate profit growth will continue to favor high quality, liquid companies with consistent earnings and dividends for the remainder of 1997.

                  Performance of $10,000 investment since inception of Investors Trust Value Fund (9/8/93):

                            [Line Graph Appears Here]

                   Past performance is not indicative of future results. See Notes to Performance following this section.

Investors Trust Growth Fund

Economic and Market Overview

                  During the past six-month the U.S. equity market proceeded down two very different paths -- a process that actually started late last summer. On the one hand, the large, "household name" stocks, like those that comprise the Dow Jones Industrial Average and the Standard & Poor's 500 Composite Index, have generally gone straight up, setting a string of new records for the underlying indexes. Conversely, the secondary, more-speculative stocks, especially many of those in the technology area, have lagged the broad market.

                  There are two principal components of that underperformance. First, the stocks of some fine companies (especially in retailing and financial services) have just not exhibited the upward price momentum of several of the "household name" stocks. And second, a number of technology issues have been savagely sold off when earnings reports failed to exceed analysts' expectations, even when earnings shortfalls were relatively minor.

Portfolio Strategy

                  As a growth vehicle, this Fund is overweighed in the speculative names, especially, again, in technology stocks. That portfolio orientation has resulted in a fairly sharp degree of underperformance relative to the popular benchmarks. To counter the negative volatility that has unfolded over the last few months, the Fund has moved into stocks in entirely new economic sectors--oilfield services is a prominent example--but those moves were executed at points that were unfavorable in terms of subsequent stock price developments.

                  In order to cushion the near-term volatility, the Fund's sub-adviser has introduced incremental diversification into the portfolio: there are currently about 80 stocks among our holdings, the vast majority of which each account for less than 2% of net assets. The Fund also holds somewhat more cash than normal. However, the Fund remains overweighed in the technology, financial-services, and health-care stocks that the sub-adviser believes will be the engines of growth in the U.S. economy as it enters the third millennium.

Outlook

                  In the relatively near term -- say, through the third quarter of 1997 -- the Fund's sub-adviser has a cautious outlook on U.S. equities. Financial market participants are clearly focused on underlying economic fundamentals, the Federal Reserve Board's interpretation of those fundamentals, and what all of that means for interest rates. That translates into equity prices moving within a broad trading range, defined roughly as 6300 to 7300 on the Dow Jones Industrials. The sub-adviser does not foresee an immediate major correction in stock prices, but also does not see the impetus that will drive them much higher.

                  Longer term, the Fund's sub-adviser remains as bullish as ever. The sub-adviser thinks the economy will continue to exhibit moderate growth, in an environment of relatively low and stable rates of interest and inflation, for an extended period into the future. That climate is ideal for growth investing.

                  Performance of $10,000 investment since inception of Investors Trust Growth Fund (9/8/93):

                                             [Line Graph Appears Here]

                   Past performance is not indicative of future results. See Notes to Performance following this section.

                              NOTES TO PERFORMANCE

                  Total returns assume changes in share price and reinvestment of dividends and capital gains. Investment returns and principal values will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost.

                  The total returns of Classes A and B did not include the reduction of the maximum applicable sales charges. If total returns included the effects of these charges, the performance figures for each class would have been lower. Additionally, GNA Capital has agreed to waive or limit certain expenses as described in detail in the Acquired Funds' Prospectus. Had GNA Capital not absorbed a portion of expenses, total returns would have been lower.

                  The Lehman Brothers ARM Index, the Lehman Brothers Government Bond Index, the Lehman Brothers 10-Year General Obligation Municipal Bond Index and the S&P 500 Stock Index are unmanaged indices and do not reflect the actual cost of investing in the instruments that comprise each index. The results shown for the foregoing indices assume reinvestment of net dividends.

                  The views expressed in this report reflect those of GNA Capital and each Acquired Fund's respective sub-adviser only through April 30, 1997, the end of the period of this report. GNA Capital's and the sub-advisers' views are subject to change at any time based on market and other conditions.

                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

                  The following discussion comparing investment objectives, policies and restrictions of the Acquiring Funds and the Acquired Funds is based upon and qualified in its entirety by the disclosure in the prospectuses of the Acquiring Funds and the Acquired Funds with respect to the Funds' respective investment objective, policies and restrictions. For each of the Acquiring Funds and the Acquired Funds, the investment objective of the Fund may not be changed without the approval of the holders of a majority of the Fund's outstanding voting securities as defined in the 1940 Act. Such a majority is defined in the 1940 Act as the lesser of (1) 67% or more of the shares present at a Fund meeting, if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy or (2) more than 50% of the outstanding shares of the Fund. For a full discussion of these issues as they relate to the Acquiring Fund, refer to the Prospectus of the Acquiring Funds, which accompanies this Prospectus/Proxy Statement, under the caption "Investment Objectives and Management Policies," and for a discussion of these issues as they relate to the Acquired Funds, refer to the Prospectus of the Acquired Funds under the caption "Investment Objective and Policies."

Investors Trust Adjustable Rate Fund and GE Short-Term Government Fund

                  Investors Trust Adjustable Rate Fund seeks to produce a high level of current income consistent with limiting fluctuations in net asset value of Fund shares. This Fund attempts to achieve its objective by investing primarily in adjustable rate securities, including, but not limited to adjustable rate mortgage securities. This Fund intends to invest at least 65% of the value of its total assets in adjustable rate securities under normal market conditions. At least 50% of this Fund's total assets must be invested in obligations issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities ("Government Securities") or securities that are collateralized by Government Securities. This Fund concentrates at least 25% of its total assets in asset-backed securities, including mortgage securities of governmental and non-governmental issuers, collateralized mortgage obligations and other asset-backed securities. This Fund expects to maintain an effective duration ranging from one year to two and one-half years.

                  Investors Trust Adjustable Rate Fund may invest in high grade fixed and adjustable rate mortgage and debt securities rated within the three highest credit categories by Moody's, S&P or Fitch Investors Service ("Fitch"). This Fund may also invest in short-term debt securities, such as commercial paper, that are rated at least A3 by S&P or Fitch or Prime-3 by Moody's. In each case, if the securities are unrated, the investment may still be made if determined by the Fund's sub-adviser to be of equivalent quality.

                  GE Short-Term Government Fund seeks a high level of income consistent with prudent investment management and the preservation of capital. This Fund seeks to achieve its objective by investing at least 65% of its total assets in Government Securities including repurchase agreements secured by Government Securities. The dollar-weighted average maturity of this Fund's portfolio securities is anticipated to be not more than three years. Although they are permissible investments, this Fund is not required to maintain a minimum percentage of its total assets in either adjustable rate mortgage securities or asset-backed securities.

                  The debt securities in which GE Short-Term Government Fund may invest will only be purchased if, in the case of long-term securities, they are rated investment grade by S&P or Moody's (the four highest credit categories) (or the equivalent from another nationally recognized statistical rating organization ("NRSRO") and short-term securities will only be purchased if they are rated A-1 by S&P or Prime-1 by Moody's (or the equivalent from another NRSRO) or, for both short-term and long-term securities, if unrated, deemed to be of equivalent quality by GEIM.

Investors Trust Government Fund and GE Government Securities Fund

                  Investors Trust Government Fund seeks to produce a high level of current income consistent with safety of principal. This Fund attempts to achieve its objective by investing primarily in Government Securities having remaining maturities of one year or more. This Fund invests at least 65% of the value of its total assets in Government Securities except during times when the adoption of a temporary defensive position by investing more heavily in cash or high-quality money market instruments is desirable due to prevailing market or economic conditions. There is no limit on this Fund's investments in mortgage-backed Government Securities and from time to time a majority of its portfolio may be invested in such securities.

                  The remainder of Investors Trust Government Fund's assets will be invested in other debt instruments having a rating from S&P of AAA and cash or cash equivalents. Cash equivalents, for purposes of this Fund, are highly liquid instruments, which include commercial paper, having a rating from S&P of A-1 or A-1+. Generally, this Fund expects to maintain an average duration of approximately 4 years. This Fund is prohibited from investing in foreign securities.

                  GE Government Securities Fund will be a newly created series of GE Funds and will commence operations upon the consummation of the Reorganization. The Fund's investment objective will be substantially similar to that of Investors Trust Government Fund and its investment policies will be substantially similar to those of Investors Trust Government Fund, except as set forth below.

                  GE Government Securities Fund will be permitted to invest up to 35% of its assets in commercial mortgage-backed securities and foreign securities. This Fund may also invest in investment grade debt instruments rated as low as Baa by Moody's or BBB by S&P, or considered to be investment grade by another NRSRO. In addition, this Fund limits its investments in obligations rated Baa by Moody's, BBB by S&P or comparably rated by another NRSRO to no more than 10% of its total assets and limits its investments in debt instruments rated A or lower by Moody's, S&P or comparably rated by another NRSRO to no more than 25% of its total assets. Money market instruments and other cash equivalents in which this Fund invests may be rated A-1+, A-1 or A-2 by S&P or Prime-1 or Prime-2 by Moody's.

Investors Trust Tax Free Fund and GE Tax-Exempt Fund

                  After approval by the GE Funds Board of Trustees, GEIM has proposed certain changes to the investment policies of GE Tax-Exempt Fund, so that it will be managed in a manner substantially similar to Investors Trust Tax Free Fund.

                  Investors Trust Tax Free Fund seeks to produce as high a level of income exempt from federal income tax as is consistent with preservation of capital. This Fund attempts to achieve its objective by investing substantially all of its assets in tax-exempt debt obligations. It is a fundamental policy of this Fund to invest its assets so that, during any fiscal year, at least 80% of the income generated by the Fund is exempt from Federal personal income taxes and federal alternative minimum tax.

                  Under normal market conditions, Investors Trust Tax Free Fund will invest substantially all of its assets in tax-exempt debt obligations which at the time of purchase are considered investment grade, i.e., rated AAA, AA, A or BBB by S&P or Fitch or Aaa, Aa, A or Baa by Moody's, or which are not rated but believed by the Fund's sub-adviser to be of comparable quality. This Fund will limit its investment in bonds rated Baa by Moody's or BBB by S&P or Fitch, or unrated securities of comparable investment quality, to 10% of its assets. In the event the rating of a security is downgraded below investment grade, the Fund's sub-adviser will determine whether the securities should be retained or sold depending on an assessment of all facts and circumstances at that time. No more than 5% of this Fund's net assets will remain invested in such downgraded securities. This Fund is expected to have an effective duration ranging from 5 to 7 1/2 years.

                  GE Tax-Exempt Fund currently seeks as high a level of current income exempt from federal income taxation as is consistent with prudent investment management and preservation of capital. This Fund currently seeks to achieve its objective by investing in a diversified portfolio of debt obligations issued by, or on behalf of, states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities or multi-state agencies or authorities, the interest from which debt obligations is, in the opinion of issuers' counsel, excluded from gross income for Federal income tax purposes ("Municipal Obligations"). Similar to Investors Trust Tax Free Fund, this Fund operates subject to a fundamental policy providing that, under normal conditions, it invests at least 80% of its net assets in Municipal Obligations the income from which is not a specific tax preference item for purposes of the Federal individual and corporate alternative minimum tax.

                  GE Tax-Exempt Fund has the authority to invest in Municipal Obligations that are rated at the time of purchase within the six highest categories established by S&P, Moody's or another NRSRO or which, although not rated, are, in the opinion of GEIM, of comparative quality. The six highest ratings currently assigned to municipal bonds by S&P are AAA, AA, A, BBB, BB and B and by Moody's are Aaa, Aa, A, Baa, Ba and B. Obligations coming within the highest four S&P and Moody's municipal bond ratings are considered investment grade. Under normal conditions, at least 50% of this Fund's total assets are invested in obligations rated A or better by S&P or Moody's. In addition, this Fund limits its investments in obligations rated BBB by S&P or Baa by Moody's to no more than 25% of its total assets and limits its investments in obligations rated BB or B by S&P or Ba or B by Moody's to no more than 10% of its total assets. No more than 25% of this Fund's total assets may be invested in obligations that are not rated and no non-rated obligation will be purchased by the Fund unless GEIM determines the obligation to be of a quality comparable to an obligation rated B or better by S&P or Moody's. For purposes of determining compliance with this Fund's policies with respect to ratings, non-rated obligations are included with rated obligations of comparable quality. If the S&P or Moody's rating of a particular obligation is lowered, or if S&P or Moody's ceases to rate the obligation, subsequent to that purchase by the Fund, GEIM will consider the event in its determination of whether the Fund should continue to hold the obligation; the Fund will not, however, be required to sell the obligation in either case. The weighted average maturity of this Fund's portfolio securities is anticipated to be approximately 20 years in favorable market conditions.

Investors Trust Value Fund and GE Value Equity Fund

                  Investors Trust Value Fund seeks to provide long-term growth of capital and an above-average level of dividend income by investing primarily in equity securities. Under normal market conditions, the Fund's sub-adviser will seek to invest substantially all of the Fund's assets in a diversified portfolio of equity securities. It is a fundamental policy of the Fund that under normal market conditions at least 65% of the Fund's total assets will be invested in equity securities. This Fund attempts to generate relatively high levels of dividend income and provide the potential for capital appreciation. This Fund seeks to provide higher total return than that of the S&P 500 Stock Index.

                  In seeking an above-average level of dividend income, Investors Trust Value Fund will invest primarily in companies with established operating histories, potential for dividend growth and low price-to-earnings ratios relative to the S&P 500 Stock Index. This Fund's investments will tend to be in issuers with medium to large capitalizations, although the Fund is not limited by issuer size in selecting equity securities for investment. It is anticipated that a majority of the equity securities in which this Fund invests will be listed on a national securities exchange.

                  GE Value Equity Fund will be a newly created series of GE Funds and will commence operations upon the consummation of the Reorganization. This Fund seeks long-term growth of capital and future income by investing primarily in equity securities of companies with large sized market capitalization that GEIM considers to be undervalued by the market. Undervalued securities are those selling for low prices given the financial strength of their issuers. It is also a fundamental policy of this Fund that under normal market conditions at least 65% of its total assets will be invested in equity securities.

                  GEIM will identify and select securities that it believes are undervalued, using factors it considers indicative of fundamental investment value including: (i) low price/earnings ratio relative to a normalized growth rate and/or the S&P Index; (ii) the potential for free cash flow generation and prospects for dividend growth; (iii) a strong balance sheet with low financial leverage; (iv) sustainable competitive advantages such as a franchise brand name or dominant market position; (v) an experienced and capable management team; (vi) improving returns on invested capital; and (vii) net asset values in a restructuring/breakup analysis framework.

                  GEIM believes that such investments will position this Fund to benefit from a positive change in business prospects from an issuing company that adopts a turnaround strategy to increase/restore the earning power of the company.

Investors Trust Growth Fund and GE Mid-Cap Growth Fund

                  Investors Trust Growth Fund seeks to provide long-term growth of capital. The Fund will seek to achieve its investment objective by investing substantially all of its assets in common stocks under normal market conditions but may from time to time invest in other equity securities including preferred stock and warrants. This Fund attempts to achieve its objective by investing primarily in equity securities of companies which, in the opinion of the Fund's sub-adviser, have above-average prospects for growth. This Fund may also invest less than 5% of its total assets in equity securities convertible into common stocks.

                  In seeking long-term growth of capital, Investors Trust Growth Fund will invest primarily in companies whose earnings and/or assets are expected to grow at a rate above the average for the S&P 500 Stock Index over the long term. Consequently, this Fund's sub-adviser seeks to identify those industries which offer the greatest possibilities for profitable expansion and, within such industries, those companies which appear most capable of sustained growth. Investments may also be made in securities of companies which the sub-adviser believes are selling below their intrinsic values or in securities of cyclical companies which the sub-adviser believes are at a low point in their cycles. It is anticipated that the Growth Fund will have a higher level of price volatility than the S&P 500 Stock Index. Unlike GE Mid-Cap Growth Fund, this Fund's investments will tend to be in issuers with small to medium capitalizations, although it is not limited by issuer size in selecting equity securities for investment. The sub-adviser considers issuers with small to medium capitalization to be those companies which are less mature and have the potential to grow substantially faster than the economy. Investments in these securities may involve greater than average risks because of the limited marketability of such securities and the possibility that their prices may fluctuate more widely than the securities of larger, more established companies or than the market as a whole. It is anticipated that a majority of the equity securities in which the Growth Fund invests will be listed on a national securities exchange.

                  In selecting securities for purchase or sale, Investors Trust Growth Fund's sub-adviser, Value Line, Inc., relies on the Value Line Ranking System for Timeliness which has evolved after many years of research and has been used in substantially its present form since 1965. Since the Value Line Ranking System is a proprietary securities selection program developed for exclusive use by this Fund's sub-adviser, the securities selection process employed by GE Mid-Cap Growth Fund will differ significantly.

                  GE Mid-Cap Growth Fund seeks long-term growth of capital by investing primarily in the equity securities stock of companies with medium-sized market capitalizations

("mid-cap") that have the potential for above-average growth. This Fund defines a mid-cap company as one whose securities are within the market capitalization range of stocks listed on the S&P MidCap 400 Index.

                  When consistent with its investment objective, GE Mid-Cap Growth Fund may invest up to 35% of its assets in debt securities, which investments are limited to those that are rated within the six highest rating categories by S&P or by Moody's or has received an equivalent rating from another NRSRO, or if unrated, are deemed by GEIM to be of comparable quality.

                  Mid-cap growth companies are often still in the early phase of the company's life cycle, and thus investing in mid-cap companies generally entails greater risk and volatility than investing in large, well-established companies. However, GEIM believes that mid-cap companies may offer the potential for more rapid growth. GEIM will rely on its proprietary research to identify mid-cap companies with potentially attractive growth prospects. These companies typically would have one or more of a variety of characteristics, including attractive products and services, above average earnings growth potential, superior financial returns, strong competitive position, shareholder focused management and sound balance sheets. There is of course no guarantee that GEIM will be able to identify such companies or that the Fund's investments in them will be successful.

Investment Restrictions of the Acquired Funds

                  Investors Trust has adopted the following fundamental investment restrictions for each of its Funds. Fundamental restrictions may not be changed without approval of the holders of a majority of the Fund's outstanding shares as defined by the 1940 Act. Non-fundamental investment restrictions may be changed by the Board of Trustees of Investors Trust without a vote of the shareholders. So long as these restrictions are in effect, the Acquired Funds may not:

                  1. Purchase more than 10% (with respect to IT Value Fund, 5%) of any class of securities of any one issuer (except Government Securities). This restriction is not fundamental for IT Government Fund.

                  2. Invest more than 5% of its total assets in the securities of any one issuer (except Government Securities and options thereon) or in securities of issuers (including predecessors, but excluding, with respect to IT Government Fund and IT Tax Free Fund, the U.S. Government, its agencies and instrumentalities) with less than three years of continuous operations, except, for each Fund other than IT Government Fund, in the case of debt securities rated BBB or higher by S&P or Baa or higher by Moody's, and except that this restriction shall not apply to investments in Government Securities.

                  3. Issue senior securities, as defined in the 1940 Act, except as permitted by Section 18(f)(2) of that Act and the rules under such Act, as set forth herein, or as permitted by an SEC exemptive order.

                   4. Change the nature of its business so as to cease to be an investment company.

                   5. With respect to IT Adjustable Rate Fund, IT Value Fund and IT Growth Fund only, invest more than 5% of its total assets in warrants of all types, or more than 2% of its total assets in warrants other than warrants attached to other securities.

                  The following investment restrictions are fundamental only with respect to IT Government Fund. Each other Acquired Fund has adopted the following investment restrictions as non-fundamental policies. So long as these restrictions are in effect, the relevant Fund may not:

                  6. Purchase or sell commodities (other than the options and futures contracts) or real estate (other than securities secured by real estate or interests therein, or issued by entities which invest in real estate or interest therein), but it may lease office space for its own use and invest up to 5% of its assets in publicly held real estate investment trusts.

                  7. Borrow amounts in excess of 10% of its total assets and then only as a temporary measure for extraordinary or emergency purposes. The restriction shall not prohibit entry into reverse repurchase agreements if as a result the Fund's current obligations under such agreements would not exceed one-third of the current market value of its total assets (less its liabilities other than under reverse repurchase agreements).

                  8. Make loans, except that this restriction shall not prohibit the purchase and holding of a portion of an issue of publicly distributed debt securities, the lending of portfolio securities (not more than 5% of the Fund's net assets) and the entry into repurchase agreements (not more than one-third of the current market value of the Fund's total assets shall constitute secured "loans" by the Fund under repurchase agreements).

                  9. Engage in the business of underwriting securities of others, except that Investors Trust may be deemed to be an underwriter under the Securities Act of 1933, as amended (the "1933 Act"), when it purchases or sells portfolio securities.

                  10. Invest more than 25% (with respect to IT Value Fund, 20%) of its total assets in any one industry (except Government Securities).

                  Other Non-Fundamental Investment Restrictions. Each of the Acquired Funds has adopted the following investment restrictions as non-fundamental policies and so long as these restrictions are in effect, each Acquired Fund may not: (1) invest in the securities of an issuer for the purpose of exercising control or management, but it may do so where it is deemed advisable to protect or enhance the value of an existing investment; (2) purchase securities of any other investment company, except in the open market in a transaction involving no commission or profit to a sponsor or dealer (other than the customary brokerage commission) and only to the extent of 10% of its assets or as part of a merger, consolidation, reorganization, or acquisition of assets; (3) invest in or retain the securities of any issuer, if, to the knowledge of Investors Trust, the officers and trustees of Investors Trust who individually own in excess of 1/2 of 1% of the issuer's securities own more than 5% of such securities in the aggregate; (4) invest in securities which are not registered under the 1933 Act or the marketability of which is restricted, including, with respect to IT Adjustable Rate Fund, IT Value Fund and IT Growth Fund, securities restricted as to resale (limited to 5% of total assets), if as a result, more than 10% of its total assets would consist of such securities; provided, however, that this restriction shall not apply to securities which are not required to be registered under the 1933 Act, or to repurchase agreements having less than seven days to maturity, reverse repurchase agreements, firm commitment agreements, and futures contracts and options thereon; (5) purchase securities on margin, except any short-term credits which may be necessary for the clearance of transactions and the initial or maintenance margin in connection with options and futures contracts and related options; (6) make short sales of securities, unless the Fund owns an equal amount of the securities or securities convertible into or exchangeable without further consideration for securities of the same issue as the securities sold short; provided that, with respect to each Fund other than IT Government Fund, this restriction shall not prohibit the use of options and futures contracts for hedging purposes; (7) invest in real estate limited partnerships; and (8) purchase any security while borrowings representing more than 5% of the Fund's net assets (including loans, reverse repurchase agreements, forward rolls or other borrowings) are outstanding.

                  Each of the Acquired Funds, other than IT Government Fund and IT Tax Free Fund, has adopted the following investment restrictions as additional non-fundamental policies, and so long as these restrictions are in effect, the relevant Fund may not: (1) conduct arbitrage transactions (provided that investments in futures and options for hedging purposes shall not be deemed arbitrage transactions); (2) invest in oil, gas or other mineral leases or exploration or development programs (provided that the Fund may invest in securities issued by or which are based, directly or indirectly, on the credit of companies which invest in or sponsor such programs); and (3) invest in securities of foreign issuers other than through U.S. dollar denominated American Depositary Receipts. Only IT Government Fund has adopted a non-fundamental investment restriction prohibiting the Fund from participating on a joint or joint and several basis in any securities trading account; provided, however, that combining or "bunching" of orders of other accounts under the investment management of GNA Capital or the Fund's sub-adviser shall not be considered participation in a joint securities trading account.

                  Percentage Limitations. In connection with the investment restrictions of each Fund, all percentage limitations apply only at the time a transaction is entered into. Accordingly, if a percentage restriction is adhered to at the time of investment, a later increase or decrease in the percentage which results from a relative change in values or from a change in a Fund's net assets will not be treated as a violation. Under the 1940 Act, each Fund will be required to maintain an asset coverage of at least 300% for borrowings from a bank. In the event that such asset coverage is below 300%, the Fund will be required to reduce the amount of its borrowings to obtain 300% asset coverage, within three days (not including Sundays and holidays) or such longer period as the rules and regulations of the SEC prescribe.

Investment Restrictions of the Acquiring Funds

                  Investment restrictions numbered 1 through 10 below have been adopted by GE Funds as fundamental policies of the Acquiring Funds. Under the 1940 Act, a fundamental policy may not be changed with respect to a Fund without the vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund. Investment restrictions 11 through 17 may be changed by a vote of the GE Funds Board of Trustees at any time.

                  1. No Fund may borrow money, except that each Fund may borrow from banks for temporary or emergency (not leveraging) purposes, including the meeting of redemption requests and cash payments of dividends and distributions that might otherwise require the untimely disposition of securities, in an amount not to exceed 33-1/3% of the value of the Fund's total assets (including the amount borrowed) valued at market less liabilities (not including the amount borrowed) at the time the borrowing is made. Whenever borrowings, including reverse repurchase agreements, of 5% or more of a Fund's total assets are outstanding, the Fund will not make any additional investments.

                  2. No Fund may lend its assets or money to other persons, except through (a) purchasing debt obligations, (b) lending portfolio securities in an amount not to exceed 30% of the Fund's assets taken at market value, (c) entering into repurchase agreements, (d) trading in financial futures contracts, index futures contracts, securities indexes and options on financial futures contracts, options on index futures contracts, options on securities and options on securities indexes and (e) entering into variable rate demand notes.

                  3. No Fund may purchase securities (other than Government Securities) of any issuer if, as a result of the purchase, more than 5% of the Fund's total assets would be invested in the securities of the issuer, except that up to 25% of the value of the total assets of each Fund may be invested without regard to this limitation. All securities of a foreign government and its agencies will be treated as a single issuer for purposes of this restriction.

                  4. No Fund may purchase more than 10% of the voting securities of any one issuer, or more than 10% of the outstanding securities of any class of issuer, except that (a) this limitation is not applicable to a Fund's investments in Government Securities and (b) up to 25% of the value of the assets of a Fund may be invested without regard to these 10% limitations. All securities of a foreign government and its agencies will be treated as a single issuer for purposes of this restriction.

                  5. No Fund may invest more than 25% of the value of its total assets in securities of issuers in any one industry, except that GE Tax-Exempt Fund may invest more than 25% of the value of its total assets in securities issued or guaranteed by a state, municipality or other political subdivision, unless the securities are backed only by the assets and revenues of non-governmental users. For purposes of this restriction, the term industry will be deemed to include (a) the government of any one country other than the United States, but not the U.S. Government and (b) all supranational organizations.

                  6. No Fund may underwrite any issue of securities, except to the extent that the sale of portfolio securities in accordance with the Fund's investment objective, policies and limitations may be deemed to be an underwriting, and except that the Fund may acquire securities under circumstances in which, if the securities were sold, the Fund might be deemed to be an underwriter for purposes of the 1933 Act.

                  7. No Fund may purchase or sell real estate or real estate limited partnership interests, or invest in oil, gas or mineral leases, or mineral exploration or development programs, except that a Fund may (a) invest in securities secured by real estate, mortgages or interests in real estate or mortgages, (b) purchase securities issued by companies that invest or deal in real estate, mortgages or interests in real estate or mortgages, (c) engage in the purchase and sale of real estate as necessary to provide it with an office for the transaction of business or (d) acquire real estate or interests in real estate securing an issuer's obligations, in the event of a default by that issuer.

                  8. No Fund may make short sales of securities or maintain a short position, unless at all times when a short position is open, the Fund owns an equal amount of the securities or securities convertible into or exchangeable for, without payment of any further consideration, securities of the same issue as, and equal in amount to, the securities sold short.

                  9. No Fund may purchase securities on margin, except that a Fund may obtain any short-term credits necessary for the clearance of purchases and sales of securities. For purposes of this restriction, the deposit or payment of initial or variation margin in connection with futures contracts, financial futures contracts or related options, and options on securities, options on securities indexes and options on currencies will not be deemed to be a purchase of securities on margin by a Fund.

                  10. No Fund may invest in commodities, except that each Fund may invest in futures contracts (including financial futures contracts, index futures contracts or securities index futures contracts) and related options and other similar contracts (including foreign currency forward, futures and options contracts) as described in the Acquiring Funds' Prospectus and Statement of Additional Information.

                  11. No Fund may purchase or sell put options, call options, spreads or combinations of put options, call options and spreads, except that
(a) each Fund may purchase and sell covered put and call options on securities and stock indexes and futures contracts and options on futures contracts; and
(b) GE Tax-Exempt Fund may acquire stand-by commitments.

                  12. No Fund may purchase securities of other investment companies, other than a security acquired in connection with a merger, consolidation, acquisition, reorganization or offer of exchange and except as otherwise permitted under the 1940 Act.

                  13. No Fund may invest in companies for the purpose of exercising control or management.

                  14. No Fund may purchase warrants (other than warrants acquired by the Fund as part of a unit or attached to securities at the time of purchase) if, as a result, the investments (valued at the lower of cost or market) would exceed 5% of the value of the Fund's net assets. For purposes of this restriction, warrants acquired by a Fund in units or attached to securities may be deemed to be without value.

                  15. No Fund may purchase illiquid securities if more than 15% of the total assets of the Fund would be invested in illiquid securities. For purposes of this restriction, illiquid securities are securities that cannot be disposed of by a Fund within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities.

                  16. No Fund may purchase restricted securities if more than 10% of the total assets of the Fund would be invested in restricted securities. Restricted securities are securities that are subject to contractual or legal restrictions on transfer, excluding for purposes of this restriction, restricted securities that are eligible for resale pursuant to Rule 144A under the Securities Act ("Rule 144A Securities"), that have been determined to be liquid by the Board based upon the trading markets for the securities. In no event, however, will any Fund's investment in illiquid and non-publicly traded securities, in the aggregate, exceed 15% of its assets. In addition, no Fund may invest more than 50% of its net assets in securities of unseasoned issuers and restricted securities, including for purposes of this restriction, Rule 144A Securities.

                  17. No Fund may issue senior securities except as otherwise permitted by the 1940 Act and as otherwise permitted herein.

                  With respect to investment restriction No. 12, investments by GE Funds in the GEI Short-Term Investment Fund, an investment fund advised by GEIM, created specifically to serve as a vehicle for the collective investment of cash balances of GE Funds and other accounts advised by either GEIM or GEIC, is not considered an investment in another investment company for purposes of this restriction.

                  The percentage limitations in the restrictions listed above apply at the time of purchases of securities. For purposes of investment restriction number 5, GE Funds may use the industry classifications reflected by the S&P 500 Composite Stock Index, if applicable at the time of determination. For all other portfolio holdings, GE Funds may use the Directory of Companies Required to File Annual Reports with the SEC and Bloomberg Inc. In addition, GE Funds may select its own industry classifications, provided such classifications are reasonable.

                       INFORMATION ON SHAREHOLDERS' RIGHTS

                  General. Investors Trust and GE Funds are open-end, management investment companies registered under the 1940 Act, which continuously offer to sell shares at their current net asset value. Each Acquiring Fund is a series of GE Funds, which was organized on August 10, 1992 under the laws of Massachusetts and is a business entity commonly known as a "Massachusetts business trust." GE Funds is governed by its Declaration of Trust, By-Laws and Trustees. Each Acquired Fund is a series of Investors Trust, also a Massachusetts business trust, organized on November 11, 1986, under its Amended and Restated Master Trust Agreement (the "Declaration of Trust") and By-Laws, and Trustees. Each Fund is also governed by Massachusetts state law and federal law. Each Acquired Fund has an unlimited number of authorized shares without par value. The Trustees of Investors Trust have authorized the issuance of five series of shares, each representing shares in one of the five separate portfolios, and may authorize the issuance of additional series of shares in the future. The beneficial interest in the Acquiring Funds is divided into four classes of shares, all with a par value of $.001 per share. The number of authorized shares of GE Funds that may be issued is unlimited. The Trustees of GE Funds have authorized the issuance of thirteen series of shares, each representing shares in one of thirteen separate portfolios, one of which, GE International Fixed Income Fund, is not currently being offered and may authorize the issuance of additional series of shares in the future. In both the Acquiring Funds and the Acquired Funds, Class A shares and Class B shares represent interests in the assets of the Fund and have identical voting, dividend, liquidation and other rights on the same terms and conditions except that expenses related to the distribution of each class of shares are borne solely by each class and each class of shares has exclusive voting rights with respect to provisions of each Fund's Rule 12b-1 distribution plan which pertains to a particular class.

                  Trustees. The Declaration of Trust of Investors Trust provides that each Trustee shall serve as a Trustee of Investors Trust during the lifetime of Investors Trust and until its termination (as provided in the Declaration of Trust), his death, resignation or removal. Any Trustee of the Investors Trust may be removed by the vote of at least two-thirds of the number of Trustees prior to such removal or by vote or written declaration of shareholders holding not less than two-thirds of the shares of Investors Trust then outstanding. A Trustee of GE Funds may be removed with cause by action of a majority of the remaining Trustees or by action of a majority of the shares then outstanding at a meeting of the shareholders. Vacancies on the Boards of either Investors Trust or GE Funds may be filled by the respective Trustees remaining in office subject to the 1940 Act. A meeting of shareholders will be required for the purpose of electing additional Trustees whenever fewer than a majority of the Trustees then in office were elected by shareholders.

                  Voting Rights. Neither the Acquired Fund nor the Acquiring Fund holds a meeting of shareholders annually, and there normally is no meeting of shareholders for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees holding office have been elected by shareholders. A meeting of shareholders of an Acquiring Fund, for any purpose, must be called upon the written request of shareholders holding at least 10% of such Fund's outstanding shares. A meeting of shareholders of the Acquired Fund may be called by the Trustees, who shall call such meeting for the purpose of removing any Trustee upon written request of shareholders holding not less than 10% of the shares then outstanding. On each matter submitted to a vote of the shareholders of the Acquired Funds or the Acquiring Funds, each shareholder is entitled to one vote for each whole share owned and a proportionate, fractional vote for each fractional share outstanding in the shareholder's name on the Fund's books. With respect to Investors Trust, a majority of the votes cast on an action at a shareholder meeting at which a quorum is present shall decide any questions except that Trustees are elected by plurality or under circumstances in which a different vote is required or permitted by any provision of the 1940 Act or other applicable law or as may otherwise be set forth in the Declaration of Trust or By-Laws. Shares of each series or class of Investors Trust vote separately except with respect to the election of Trustees or as otherwise required by the 1940 Act. In addition, shareholders of a series of Investors Trust are only permitted to vote on matters that affect the interest of the series. Matters relating to GE Funds requiring a majority shareholder vote as described in the Declaration of Trust shall be decided by affirmative vote of a majority of the total number of votes entitled to be cast thereon, as defined in the 1940 Act, which is the lesser of: (1) 67% of the voting securities of the Funds present at the Meeting, if the holders of more than 50% of the outstanding voting securities of the Funds are present or represented by proxy, or (ii) more than 50% of the outstanding shares of the Funds. In cases where the vote is submitted to the holders of one or more but not all series or classes, a majority of the outstanding shares of the particular series or class affected by the matter shall decide the matter.

                  Liquidation or Termination. In the event of the liquidation or termination of any of the portfolios of GE Funds or of Investors Trust, the shareholders of the respective Fund are entitled to receive, when, and as declared by the Trustees, as the case may be, the excess of the assets belonging to or allocable to the particular portfolio or class over the liabilities belonging to the liquidated or terminated portfolio of GE Funds or of Investors Trust, as the case may be. The assets so distributed to shareholders of the liquidated or terminated portfolio of GE Funds or Investors Trust will be distributed among the shareholders in proportion to the number of shares of the particular class held by them and recorded on the books of the liquidated or terminated portfolio of GE Funds or Investors Trust, as the case may be.

                  Liability of Trustees. The Declaration of Trust of Investors Trust provides that Investors Trust shall indemnify each Trustee and officer against liabilities (including expenses of litigation) in connection with the defense or disposition of any action, suit or other proceeding except under circumstances in which the Trustee or officer did not act in good faith in the reasonable belief that his action was in or not opposed to the best interest of Investors Trust, or acted with willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. The Declaration of Trust of GE Funds provides that Trustees and officers will be indemnified for expenses incurred in connection with any claim, action suit or proceeding against them unless it is determined that the person did not act in good faith in the reasonable belief that the person's actions were in the best interest of the GE Funds or the person's conduct is determined to constitute willful misfeasance, bad faith, gross negligence or reckless disregard of the person's duties in the conduct of his office. Under the Declaration of Trust of Investors Trust and the Declaration of Trust and By-Laws of the GE Funds, a Trustee will be personally liable only for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee.

                  Rights of Inspection. Shareholders of GE Funds and Investors Trust have the same inspection rights as are permitted shareholders of a Massachusetts corporation under Massachusetts corporate law. Currently, each shareholder of a Massachusetts corporation is permitted to inspect the records, accounts and books of a corporation for any legitimate business purpose.

                  Shareholder Liability. Under Massachusetts law, shareholders of a Massachusetts business trust may, under certain circumstances, be held personally liable for the obligations of such Massachusetts business trust. GE Funds' Declaration of Trust and Investors Trust's Declaration of Trust, however, disclaim shareholder liability for acts or obligations of GE Funds or Investors Trust, respectively, and provides that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by such fund. GE Funds' Declaration of Trust and Investors Trust's Amended and Restated Master Trust Agreement also provide for indemnification out of the property of GE Funds or Investors Trust, respectively, for all losses and expenses of any shareholder held personally liable for the obligations of such fund. Shares of the Acquiring Funds issued to the shareholders of the Acquired Funds in the Reorganization will be fully paid and nonassessable when issued, transferable without restrictions and will have no preemptive rights.

                  The foregoing is only a summary of certain characteristics of the operations of the Acquiring Funds and the Acquired Funds. The foregoing is not a complete description of the documents cited. Shareholders should refer to the provisions of the trust documents and state laws governing each Fund for a more thorough description.


                     ADDITIONAL INFORMATION ABOUT INVESTORS
                               TRUST AND GE FUNDS

                  Investors Trust. Information about the Acquired Funds is included in its current Prospectus dated March 1, 1997, and in the Statement of Additional Information of Investors Trust dated March 1, 1997, each as supplemented on May 16, 1997, that have been filed with the SEC, and is incorporated herein by reference. A copy of the Prospectus and the Statement of Additional Information are available upon request and without charge by writing to the Acquired Funds at the address listed on the cover page of this Combined Prospectus/Proxy Statement or by calling (800) 656-6626.

                  GE Funds. Information about GE Funds is incorporated herein by reference from its Preliminary Prospectus dated August __, 1997, a copy of which accompanies this Combined Prospectus/Proxy Statement, and the Preliminary Statement of Additional Information of GE Funds dated August __, 1997. A copy of such Statement of Additional Information is available upon request and without charge by writing to the Acquired Funds at the address listed on the cover page of this Combined Prospectus/Proxy Statement or by calling (800) 746-4417.

                  Both Investors Trust and GE Funds are subject to the informational requirements of the Exchange Act and the 1940 Act, as applicable and in accordance therewith file reports, proxy material, and other information with the SEC. These materials can be inspected and copies obtained at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and with respect to Investors Trust, at the Pacific Regional Office of the SEC at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, CA 90036, and with respect to GE Funds, at the New York Regional Office of the SEC at 7 World Trade Center, Suite 1300, New York, New York 10048,. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, D.C. 20549 at prescribed rates. The SEC also maintains a Web site (http://www.sec.gov) that contains the Prospectuses, the Statements of Additional Information, material incorporated by reference and other information regarding the Funds.

                                 OTHER BUSINESS

                  The Trustees of Investors Trust do not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.

                               VOTING INFORMATION

                  This Combined Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Trustees of Investors Trust to be used at the Special Meeting of Shareholders to be held at ____ a.m. on September 15, 1997, at ___________________________________________________,
and at any adjournment or adjournments thereof. This Combined Prospectus/Proxy Statement, along with a Notice of the Meeting and a proxy card, is first being mailed to shareholders of the Acquired Funds on or about July _, 1997. Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. The holders of a majority of the shares of each class of the Acquired Fund outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting. For purposes of determining a quorum for transacting business at the Meeting, abstentions and broker "non-votes" (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as shares that are present but which have not been voted. For this reason, abstentions and broker non-votes will have the effect of a "no" vote for purposes of obtaining the requisite approval of the Plan. If the enclosed form of proxy is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted FOR approval of the proposed Reorganization and FOR approval of any other matters deemed appropriate. A proxy may be revoked at any time on or before the Meeting by written notice to the Secretary of the

Acquired Funds, Edward J. Wiles, Jr., Two Union Square, 601 Union Street, Suite 5600, Seattle, Washington 98101. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan and the Reorganization contemplated thereby.

                  Approval of the Plan will require the affirmative vote of a majority of the total number of votes entitled to be cast thereon, as defined in the 1940 Act, of the outstanding shares of each class of the Acquired Fund, voting separately as a class, which is the lesser of: (1) 67% of the voting securities of the particular class of the Acquired Fund present at the Meeting, if the holders of more than 50% of the outstanding voting securities of the particular class of the Acquired Fund are present or represented by proxy, or
(ii) more than 50% of the outstanding shares of the particular class of the Acquired Fund. For purposes of voting with respect to the Reorganization, the Class A and Class B shares of each Acquired Fund will vote separately. Fractional shares are entitled to proportional voting rights. GE and its affiliates have stated their intention to vote all the shares of the Acquired Funds that they hold in favor of the proposed Reorganization.

                  Proxy solicitations will be made primarily by mail, but proxy solicitations also may be made by telephone, telegraph or personal interviews conducted by officers and employees of GNA Capital and its affiliates and/or by the transfer agent. In addition, Shareholder Communications Corporation ("SCC"), or an agent of SCC, may call shareholders of the Acquired Funds to ask if they would be willing to have their votes recorded by telephone. The latter telephone voting procedure is designed to authenticate the shareholder's identity by asking the shareholder to provide his or her social security number (in the case of an individual) or taxpayer identification number (in the case of an entity). The shareholder's telephone vote will be recorded and a confirmation will be sent to the shareholder to ensure that the vote has been taken in accordance with the shareholder's instructions. Although a shareholder's vote may be taken by telephone, each shareholder of an Acquired Fund will receive a copy of this Combined Prospectus/Proxy Statement and may vote by mail using the enclosed proxy card. [Investors Trust has been advised by Massachusetts counsel that this telephonic voting system complies with Massachusetts law.] The aggregate cost of solicitation of the shareholders of the Acquired Funds is expected to be approximately $_____. Expenses of the Reorganization, including the costs of the proxy solicitation and the preparation of enclosures to the Combined Prospectus/Proxy Statement, reimbursement of expenses of forwarding solicitation material to beneficial owners of shares of the Acquired Funds and expenses incurred in connection with the preparation of this Combined Prospectus/Proxy Statement will be borne by GEIM. GEIM will bear the expenses associated with the Reorganizations even if one or more Reorganizations are not approved by the respective shareholders.

                  In the event that a quorum necessary for a meeting of shareholders of the Acquired Fund is not present or sufficient votes to approve the Reorganization are not received by September 15, 1997, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require an affirmative vote by the holders of a majority of the shares of each class of the Acquired Fund present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon a decision to adjourn the Meeting.

                  The votes of the shareholders of the Acquiring Funds are not being solicited by this Combined Prospectus/Proxy Statement.

                        FINANCIAL STATEMENTS AND EXPERTS

                  The statements of assets and liabilities of the Acquired Funds, including the schedule of investments as of April 30, 1997 (unaudited) and the related statements of operations for the six months then ended, the statement of changes in net assets for the six months then ended and for the year ended October 31, 1996, and the financial highlights for the six months ended April 30, 1997 and for each of the five years in the period ended October 31, 1996 and notes to financial statements have been incorporated by reference into this Combined Prospectus/Proxy Statement.

                  The statements of assets and liabilities of the Acquired Funds, including the schedules of investments, as of October 31, 1996 and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, the financial highlights for each of the five years in the period then ended, notes to the financial statements and the report of independant accountants have been incorporated by reference into this Combined Prospectus/Proxy Statement, in reliance upon the report of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of such firm as experts in accounting and auditing.

                  The statement of assets and liabilities of the GE Short-Term Government Fund and GE Tax-Exempt Fund, including the schedule of investments, as of March 31, 1997 (unaudited), and the related statement of operations for the period then ended have been incorporated by reference into this Combined Prospectus/Proxy Statement. The statements of changes in net assets and financial highlights for the year ended September 30, 1996 and, in the case of GE Short-Term Government Fund, for the period from March 2, 1994 (commencement of operations of GE Short-Term Government Fund) through September 30, 1995 and, in the case of GE Tax-Exempt Fund, for the year ended September 30, 1995 and the financial highlights for the period from December 22, 1993 (commencement of operations of GE Tax-Exempt Fund) through September 30, 1994, have been incorporated by reference into this Combined Prospectus/Proxy Statement in reliance upon the report of Price Waterhouse LLP, independent accountants, and upon the authority of such firm as experts in accounting and auditing. No financial statements are available at this time for GE Government Securities Fund, GE Value Equity Fund or GE Mid-Cap Growth Fund, which have not yet commenced operations.

                                  LEGAL MATTERS

                  Certain legal matters concerning the issuance of shares of the Acquiring Funds will be passed upon by Willkie Farr & Gallagher, 153 East 53rd Street, New York, New York 10022. In rendering such opinion, Willkie Farr & Gallagher may rely on an opinion of Bingham, Dana & Gould as to certain matters under Massachusetts law.

                  THE BOARD OF TRUSTEES OF INVESTORS TRUST, INCLUDING THE INDEPENDENT TRUSTEES, UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN, AND ANY UNMARKED PROXIES WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF THE PLAN.

                                                                   Exhibit A
                                                                   ---------

                                     FORM OF
                      AGREEMENT AND PLAN OF REORGANIZATION


         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this ___ day of ________, 1997, between and among GE Funds, a Massachusetts business trust, on behalf of GE Mid-Cap Growth Fund, GE Tax-Exempt Fund, GE Short-Term Government Fund, GE Value Equity Fund and GE Government Securities Fund, each a series of shares of GE Funds (individually, each an "Acquiring Fund" and collectively, the "Acquiring Funds"), and Investors Trust, a Massachusetts business trust (the "Trust"), on behalf of Investors Trust Adjustable Rate Fund, Investors Trust Government Fund, Investors Trust Tax Free Fund, Investors Trust Value Fund and Investors Trust Growth Fund, each a series of shares of the Trust (individually, each an "Acquired Fund" and collectively, the "Acquired Funds").

         This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368 (a)(1) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization of each Acquired Fund (each, a "Reorganization" and collectively, the "Reorganizations") will consist of the transfer of substantially all of the assets of each Acquired Fund in exchange solely for shares of the corresponding class of common stock (collectively, the "Shares"), of the Acquiring Fund corresponding thereto, as indicated in the table set forth in Schedule A hereto, and the assumption by the Acquiring Fund of certain liabilities of the corresponding Acquired Fund and the distribution, after the Closing Date hereinafter referred to, of Acquiring Fund Shares to the shareholders of the corresponding Acquired Fund in liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

         WHEREAS, the Board of Trustees of the Trust, including a majority of the Trustees who are not "interested persons" of the Trust (as defined by the Investment Company Act of 1940, as amended (the "1940 Act")), on behalf of each Acquired Fund has determined that the exchange of all of the assets and certain of the liabilities of each Acquired Fund for the corresponding Acquiring Fund Shares and the assumption of such liabilities by the Acquiring Fund is in the best interests of the Acquired Fund's shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of this transaction; and

         WHEREAS, the Board of Trustees of GE Funds, including a majority of the Trustees who are not "interested persons" of GE Funds (as defined by the 1940
Act), on behalf of each Acquiring Fund has determined that the exchange of all of the assets of each Acquired Fund for the corresponding Acquiring Fund Shares is in the best interests of the Acquiring Fund's shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction.

         NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:


1. TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR ACQUIRING FUND SHARES AND ASSUMPTION OF THE ACQUIRED FUND'S STATED LIABILITIES AND LIQUIDATION OF THE ACQUIRED FUND

          1.1. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Trust agrees to transfer each Acquired Fund's assets as set forth in paragraph 1.2 to the corresponding Acquiring Fund identified in Schedule A, and GE Funds, on behalf of such corresponding Acquiring Fund agrees in exchange therefor: (i) to deliver to the Trust the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to each class of shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Acquiring Fund Share of the same class, computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume certain liabilities of the Acquired Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").

          1.2. (a) The assets of the Acquired Fund to be acquired by the corresponding Acquiring Fund shall consist of all property including, without limitation, all cash, securities and dividend or interest receivables which are owned by the Acquired Fund and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the closing date provided in paragraph 3.1 (the "Closing Date").

          (b) The Trust, on behalf of each Acquired Fund, has provided GE Funds, on behalf of each Acquiring Fund, with a list of all of the corresponding Acquired Fund's assets as of the date of execution of this Agreement. The Trust, on behalf of each Acquired Fund, reserves the right to sell any of these securities but will not, without the prior approval of GE Funds, acquire any additional securities other than securities of the type in which each Acquiring Fund is permitted to invest. The Trust, on behalf of each Acquired Fund, will, within a reasonable time prior to the Closing Date, furnish GE Funds, on behalf of each Acquiring Fund, with a list of the securities, if any, on the Acquired Fund's list referred to in the first sentence of this paragraph which do not conform to the Acquiring Fund's investment objective, policies and restrictions. In the event that the Acquired Fund holds any investments which the corresponding Acquiring Fund may not hold, the Acquired Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the portfolios of the Acquired Fund and the corresponding Acquiring Fund, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Acquired Fund, if requested by the Acquiring Fund, will dispose of and/or reinvest a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date. The provisions of this Section 1.2(b) are subject always to the fiduciary duty of the Acquired Fund's investment adviser.

          1.3. The Trust, on behalf of each Acquired Fund, will endeavor to discharge all the Acquired Funds' known liabilities and obligations prior to the Closing Date. GE Funds, on behalf of each Acquiring Fund, shall assume all liabilities, expenses, costs, charges and reserves reflected on an unaudited statement of assets and liabilities of the corresponding Acquired Fund prepared by [Coopers & Lybrand, L.L.P.], as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. GE Funds, on behalf of each Acquiring Fund, shall assume only those liabilities of the corresponding Acquired Fund reflected in that unaudited statement of assets and liabilities and shall not assume any other liabilities, whether absolute or contingent, not reflected thereon.

          1.4. As provided in paragraph 3.4, as soon after the applicable Closing Date as is conveniently practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's shareholders of record determined as of the close of business on the Closing Date (the "Acquired Fund Shareholders") the Acquiring Fund Shares it receives pursuant to paragraph 1.1. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the name of the Acquired Fund's shareholders representing the respective pro rata number of the Acquiring Fund Shares of the particular class due such shareholders. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Trust, although share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares after the Closing Date as determined in accordance with Section 2.3. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

          1.5. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Funds' current prospectus and statement of additional information.

          1.6. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund Shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund shares are to be issued and transferred.

          1.7. Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Trust up to and including the applicable Closing Date and such later dates on which the Acquired Fund is dissolved and deregistered. As soon as reasonably practicable after the Closing Date, the Trust will take all necessary steps to effect a dissolution and deregistration of the Acquired Fund.

          1.8. The failure of any Acquired Fund and its corresponding Acquiring Fund to consummate a Reorganization shall not affect the consummation or validity of a Reorganization with respect to any other Acquired Fund and its corresponding Acquiring Fund, and each provision of this Agreement shall be construed to effect this intent, including, without limitation, as the context requires, construing the terms "Acquiring Fund" and

"Acquired Fund" as meaning only that series of GE Funds and the Trust, respectively, which are involved in a Reorganization as of the applicable Closing Date.

2.       VALUATION

          2.1. The value of each Acquired Fund's assets to be acquired hereunder shall be the value of such assets computed as of the close of regular trading on the New York Stock Exchange, Inc. (the "NYSE") on the applicable Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Trust's Amended and Restated Master Trust Agreement (the "Declaration of Trust") and the Acquired Fund's then current prospectus or statement of additional information.

          2.2. The net asset value of each class of Shares of the Acquiring Fund shall be the net asset value per share computed as of the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then current prospectus or statement of additional information.

          2.3. The number of Shares of each class of the Acquiring Fund to be issued (including fractional shares, if any) in exchange for the corresponding Acquired Fund's net assets shall be determined by dividing the value of the net assets of the Acquired Fund attributable to the respective classes of Shares determined using the same valuation procedures referred to in paragraph 2.1 by the net asset value per Share of such class of the Acquiring Fund determined in accordance with paragraph 2.2.

          2.4. All computations of value shall be made by State Street Bank and Trust Company ("State Street") in accordance with its regular practice as pricing agent for the Acquired Fund and Acquiring Fund.

3.       CLOSING AND CLOSING DATE

          3.1. The Closing Date for each Reorganization shall be September __, 1997, or such later date as the parties to such Reorganization may agree to in writing. All acts taking place at each Closing shall be deemed to take place simultaneously as of the close of business on the applicable Closing Date unless otherwise provided. Each Closing shall be held as of 10:00 a.m., at the offices of Willkie Farr & Gallagher, 153 East 53rd Street, New York, New York 10022, or at such other time and/or place as the parties may agree.

          3.2. The custodian for GE Funds (the "Custodian"), shall deliver at the Closing a certificate of an authorized officer stating that: (a) the Acquired Fund's portfolio securities, cash and any other assets shall have been delivered in proper form to the corresponding Acquiring Fund within two business days prior to or on the Closing Date and (b) all necessary taxes, including all applicable federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of portfolio securities.

          3.3. In the event that on the Valuation Date (a) the NYSE or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on the NYSE or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the applicable Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

          3.4. The Trust, on behalf of the Acquired Fund, shall deliver at the Closing a list of the names and addresses of the Acquired Fund's shareholders and the number and class of outstanding Shares owned by each such shareholder immediately prior to the Closing or provide evidence that such information has been provided to GE Funds' transfer agent. GE Funds, on behalf of each Acquiring Fund, shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited to the corresponding Acquired Fund's account on the Closing Date to the Secretary of the Trust or provide evidence satisfactory to the Trust that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the corresponding Acquiring Fund. At the Closing, each party shall deliver to the relevant other parties such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4.       REPRESENTATIONS AND WARRANTIES

          4.1. The Trust, on behalf of each Acquired Fund, represents and warrants to GE Funds, on behalf of each corresponding Acquiring Fund as follows:

          (a) The Trust is a Massachusetts business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and each Acquired Fund is a validly existing series of shares of the Trust representing interests in the Acquired Fund;

          (b) The Trust is a registered investment company classified as a management company of the open-end type and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the 1940 Act, is in full force and effect;

          (c) The Trust is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of its Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Trust or any Acquired Fund is a party or by which either of them or their property is bound;

          (d) The Acquired Fund has no contracts or other commitments (other than this Agreement) which will be terminated with liability to the Acquired Fund prior to the Closing Date;

          (e) Except as otherwise disclosed in writing to and accepted by GE Funds, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Trust or any Acquired Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its or any Acquired Fund's financial condition or the conduct of its business. The Trust knows of no facts which might form the basis for the institution of such proceedings and is not party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or the business of any Acquired Fund or its ability or the ability of any Acquired Fund to consummate the transactions contemplated herein;

          (f) The statements of assets and liabilities of each Acquired Fund for the three fiscal years ended October 31, 1996 have been audited by Coopers & Lybrand L.L.P., certified public accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to GE Funds) fairly reflect the financial condition of the Acquired Fund as of such dates, and there are no known contingent liabilities of any Acquired Fund as of such dates not disclosed therein;

          (g) Since October 31, 1996, there has not been any material adverse change in any Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date that such indebtedness was incurred, except as otherwise disclosed to and accepted by the corresponding Acquiring Fund. For the purposes of this subparagraph (g), a decline in net asset value per share of the Acquired Fund shares shall not constitute a material adverse change;

          (h) At the applicable Closing Date, all federal and other tax returns and reports of each Acquired Fund required by law to have been filed by such dates shall have been filed, and all federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof and, to the best of the Trust's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

          (i) Each Acquired Fund has met and intends to continue until the Closing Date to meet the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company; to the best of the Trust's knowledge, all of each Acquired Fund's issued and outstanding shares have been offered and sold in compliance in all material respects with applicable federal and state securities laws;

          (j) All issued and outstanding shares of each class of the Acquired Fund are, and at the applicable Closing Date all then issued and outstanding shares of each class of each Acquired Fund will be, duly and validly issued and outstanding, fully paid and non-assessable, recognizing that under Massachusetts law shareholders of the Acquired Fund could under certain circumstances be held personally liable for its obligations. All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund's shares, nor is there outstanding any security convertible into or exchangeable for any Acquired Fund shares, except for conversion rights of Class B shares and exchange rights as set forth in the Trust's Registration Statement;

          (k) At the applicable Closing Date, the Trust will have good and marketable title to each Acquired Fund's assets to be transferred to the corresponding Acquiring Fund pursuant to paragraph 1.2 and full right, power and authority to sell, assign, transfer and deliver such assets hereunder and, upon delivery and payment for such assets, each Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the Securities Act of 1933, as amended (the "1933 Act"), other than as disclosed to GE Funds;

          (l) The execution, delivery and performance of this Agreement has been duly authorized by all necessary actions on the part of the Trust's Board of Trustees, and subject to the approval of the Acquired Fund's shareholders and the receipt of any necessary exemptive relief or no-action assurances requested from the Commission or its staff with respect to Section 17(a) of the 1940 Act, this Agreement will constitute a valid and binding obligation of the Trust, enforceable in accordance with its terms, subject to enforcement of bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

          (m) The information to be furnished by the Trust for use in no-action letters, applications for exemptive orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto;

          (n) The proxy statement of the Acquired Fund (the "Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.7 (only insofar as the information therein relates to the Trust or the Acquired Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading; and

          (o) The current prospectus and statement of additional information of the Trust conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not materially misleading;

          4.2. GE Funds, on behalf of each Acquiring Fund represents and warrants to the corresponding Acquired Fund as follows:

          (a) GE Funds is a Massachusetts business trust, duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and each

Acquiring Fund is a validly existing series of shares of GE Funds representing interests in the Acquiring Fund;

          (b) GE Funds is a registered investment company classified as a management company of the open-end type and its registration with the Commission as an investment company under the 1940 Act is in full force and effect;

          (c) The current prospectus and statement of additional information of GE Funds conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not materially misleading;

          (d) At the Closing Date, GE Funds will have good and marketable title to each Acquiring Funds' assets;

          (e) GE Funds is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of its Declaration of Trust or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which GE Funds or any Acquiring Fund is a party or by which either of them or their property is bound;

          (f) Except as otherwise disclosed in writing to and accepted by the Trust, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against GE Funds or any Acquiring Fund or any of its properties or assets, which, if adversely determined would materially and adversely affect its or any Acquiring Funds' financial condition or the conduct of its business. GE Funds knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or the business of any Acquiring Fund or its ability or the ability of any Acquired Fund to consummate the transactions contemplated herein;

          (g) The statements of assets and liabilities of each Acquiring Fund except GE Mid-Cap Growth Fund, GE Value Equity Fund and GE Government Securities Fund, each of which is a newly offered series of GE Funds) for the two fiscal years ended September 30, 1996, and the fiscal period or periods from the commencement of any Acquiring Fund's operations through September 30, 1996, have been audited by Price Waterhouse LLP, certified public accountants, and are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Trust) fairly reflect the financial condition of each Acquiring Fund as of such date, and there are no known contingent liabilities of the Acquiring Fund as of such date not disclosed therein;

          (h) Since September 30, 1996, there has not been any material adverse change with respect to any Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by any

Acquiring Fund of indebtedness maturing more than one year from the date that such indebtedness was incurred. For the purposes of this subparagraph (h), a decline in net asset value per share of the Acquiring Fund Shares shall not constitute a material adverse change;

          (i) At the Closing Date, all federal and other tax returns and reports of each Acquiring Fund required by law then to be filed shall have been filed, and all federal and other taxes shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof and to the best of GE Funds' knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

          (j) Each of GE Short-Term Government Fund and GE Tax-Exempt Fund have met and intend to continue to meet, and each of GE Government Securities Fund, GE Value Equity Fund and GE Mid-Cap Growth Fund intend to meet, the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company in the future;

          (k) At the date hereof, all issued and outstanding Acquiring Fund Shares are, and at the Closing Date all then issued and outstanding shares of each class of each Acquiring Fund will be, duly and validly issued and outstanding, fully paid and non-assessable, recognizing that under Massachusetts law shareholders of an Acquiring Fund could under certain circumstances be held personally liable for its obligations. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any Acquiring Fund Shares, nor is there outstanding any security convertible into or exchangeable for any Acquiring Fund Shares except for conversion rights of Class B shares and exchange rights as set forth in GE Funds' Registration Statement;

          (l) The execution, delivery and performance of this Agreement shall have been duly authorized prior to the Closing Date by all necessary actions on the part of GE Funds' Board of Trustees and on the part of the Acquiring Fund's shareholders, if any, and subject to the receipt of any necessary exemptive relief or no-action assurances requested from the Commission or its staff with respect to Section 17(a) of the 1940 Act this Agreement will constitute a valid and binding obligation of the GE Funds enforceable in accordance with its terms, subject to enforcement of bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

          (m) The Acquiring Fund Shares to be issued and delivered to the corresponding Acquired Fund, for the account of the Acquired Fund's shareholders, pursuant to the terms of this Agreement, will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable, recognizing that under Massachusetts law shareholders of an Acquiring Fund could under certain circumstances be held personally liable for its obligations;

          (n) The information to be furnished by GE Funds for use in no-action letters, applications for exemptive orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto;

          (o) The Proxy Statement to be included in the Registration Statement referred to in paragraph 5.7 (other than information that relates to the Trust or the Acquired Funds) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading; and

          (p) GE Funds agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

5. COVENANTS OF THE TRUST, THE GE FUNDS, THE ACQUIRING FUNDS AND THE ACQUIRED FUNDS

          5.1. The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date. It is understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions and any other dividends and distributions deemed advisable, in each case payable either in cash or in additional shares.

          5.2. The Trust, on behalf of each Acquired Fund, will call a meeting of its shareholders to consider and act upon this Agreement and to take all other actions in co-ordination with the Acquired Funds necessary to obtain approval of the transactions contemplated herein.

          5.3. The Trust, on behalf of each Acquired Fund, covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

          5.4. The Trust, on behalf of each Acquired Fund, will assist GE Funds in obtaining such information as GE Funds reasonably requests concerning the beneficial ownership of the Acquired Fund's Shares.

          5.5. Subject to the provisions of this Agreement, GE Funds and the Trust each will take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

          5.6. As promptly as practicable, but in any case within sixty days after the Closing Date, the Trust shall furnish each Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the corresponding Acquired Fund for federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code, and which will be certified by the Acquired Fund's President and its Treasurer.

          5.7. The Trust will provide GE Funds with information reasonably necessary for the preparation of a prospectus (the "Prospectus") which will include the Proxy Statement referred to in paragraph 4.1(n), all to be included in a registration statement on Form N-14 of GE Funds (the "Registration Statement"), which information shall be in compliance with the 1933 Act, the Securities Exchange Act of 1934 (the "1934 Act") and the 1940 Act in connection with the meeting of the Trust's shareholders to consider approval of this Agreement and the transactions contemplated herein.

          5.8. As promptly as practicable, but in any case within thirty days of the Closing Date, the Trust shall furnish GE Funds with a statement containing information required for purposes of complying with Rule 24f-2 under the 1940 Act. A notice pursuant to Rule 24f-2 will be filed by GE Funds, on behalf of each Acquiring Fund that has not commenced operations prior to the Closing, offsetting redemptions by the corresponding Acquired Fund during the fiscal year ending on or after the applicable Closing Date against sales of applicable Acquiring Fund Shares and the Trust agrees that it will not net redemptions during such period by any Acquired Fund against sales of shares of any other series of the Trust.

6.       CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND

          The obligations of the Trust to consummate the transactions provided for herein with respect to each Acquired Fund shall be subject, at its election, to the performance by GE Funds and the corresponding Acquiring Fund of all of the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

          6.1. All representations and warranties of GE Funds contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the actions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

          6.2. GE Funds shall have delivered to the Trust a certificate executed in its name, and on behalf of the Acquiring Fund, by its President or Vice President and its Treasurer or Assistant Treasurer, in a form reasonably satisfactory to the Trust and dated as of the Closing Date, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement and as to such other matters as the Trust shall reasonably request; and

          6.3. The Trust shall have received on the Closing Date a favorable opinion from Willkie Farr & Gallagher, counsel to GE Funds, dated as of the Closing Date, in a form reasonably satisfactory to the Trust, covering the following points:

          That (a) GE Funds is validly existing under the laws of the Commonwealth of Massachusetts as a voluntary association with transferable shares of beneficial interest commonly referred to as a "Massachusetts business trust" organized pursuant to the GE Funds Declaration of Trust, has the power to own its properties and assets and to our knowledge to carry on its business as presently conducted, as set forth in the Combined Prospectus/Proxy Statement,
(b) the Agreement has been duly authorized, executed and delivered by GE Funds on behalf of each Acquiring Fund and, assuming that the Prospectus, Registration Statement and Proxy Statement comply with the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution and delivery of the Agreement by the other parties thereto, is a valid and binding obligation of GE Funds enforceable against GE Funds in accordance with its terms, subject to enforcement of bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general equity principles; (c) the Acquiring Fund Shares to be issued to each corresponding Acquired Fund's shareholders as provided by this Agreement are duly authorized and when issued in accordance with the Declaration of Trust and By-Laws of GE Funds in exchange for the net assets of the Acquired Funds as contemplated by this Agreement will be validly issued and outstanding and are fully paid and non-assessable, recognizing that under Massachusetts law shareholders of an Acquiring Fund could under certain circumstances be held personally liable for its obligations, and no shareholder of any Acquiring Fund has any preemptive rights to subscription or purchase in respect thereof pursuant to the Declaration of Trust or the By-Laws of GE Funds or pursuant to the statutes of the Commonwealth of Massachusetts governing voluntary associations with transferable shares, except for conversion rights granted to the holders of Class B shares, and exchange rights set forth in the Combined Prospectus/Proxy Statement, (d) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby by GE Funds will not, result in a material violation of GE Funds' Declaration of Trust or By-Laws or any provision of any agreement (known to such counsel) to which GE Funds or any Acquiring Fund is a party or by which it or its property is bound or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty, under any agreement, judgment, or decree to which GE Funds or any Acquiring Fund is a party or by which either of them or their properties are bound; (e) to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or the Commonwealth of Massachusetts is required for the consummation by GE Funds and the Acquiring Fund of the actions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and such as may be required under state securities law; (f) only insofar as they relate to GE Funds and the Acquiring Fund, the descriptions in the Proxy Statement of statutes, legal and governmental proceedings and contracts and other documents, if any, are accurate and fairly present the information required to be shown; (g) such counsel does not know of any legal or governmental proceedings, only insofar as they relate to GE Funds or the Acquiring Funds, existing on or before the effective date of the Registration Statement or the Closing Date required to be described in the Registration Statement or to be filed as exhibits to the Registration Statement which are not described and filed as required; (h) GE Funds is registered as an investment company under the 1940 Act and its registration with the Commission as an investment company under the 1940 Act is in full force and effect; (i) to the best knowledge of such counsel, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to GE Funds, the Acquiring Funds or any of their properties or assets, and neither GE Funds nor any Acquiring Fund is a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business, other than as previously disclosed in the Registration Statement; and (j) the Registration Statement has become effective under the 1933 Act and, to such counsel's knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the 1933 Act.

          In addition, such counsel also shall state that they have participated in conferences with officers and other representatives of GE Funds and the Acquiring Fund at which the contents of the Proxy Statement and related matters were discussed and, although they are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Proxy Statement (except to the extent indicated in paragraph
(f) of their above opinion), on the basis of the foregoing (relying as to materiality to a large extent upon the opinions of officers and other representatives of the Acquiring Fund), no facts have come to their attention that lead them to believe that the Proxy Statement as of its date, as of the date of the Acquired Fund's shareholders meeting, and as of the Closing Date, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein regarding the GE Funds or the Acquiring Fund or necessary to make the statements therein regarding GE Funds or the Acquiring Fund, in the light of the circumstances under which they were made, not misleading.

          Such opinion may state that such counsel does not express any opinion or belief as to the financial statements or other financial data or as to the information relating to the Acquired Fund, contained in the Proxy Statement or Registration Statement, and that such opinion is solely for the benefit of the Trust, its Trustees and its officers. Such counsel may rely as to matters governed by the laws of the Commonwealth of Massachusetts on an opinion of the Massachusetts counsel and/or certificates of officers or trustees of each Acquiring Fund. Such opinion also shall include such other matters incident to the transaction contemplated hereby, as the Acquired Fund may reasonably request.

          In this paragraph 6.3, references to the Proxy Statement include and relate only to the text of such Proxy Statement and not to any exhibits or attachments thereto or to any documents incorporated by reference therein.

7.       CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

          The obligations of GE Funds to complete the transactions provided for herein with respect to each Acquiring Fund shall be subject, at its election, to the performance by the corresponding Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

          7.1. All representations and warranties of the Trust contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

          7.2. The Trust shall have delivered to GE Funds a statement of the Acquired Fund's assets and liabilities, together with a list of the Acquired Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer or Assistant Treasurer of the Trust;

          7.3. The Trust shall have delivered to GE Funds on the Closing Date a certificate executed in its name, and on behalf of the Acquired Fund, by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to GE Funds and dated as of the Closing Date, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as GE Funds shall reasonably request; and

          7.4. GE Funds shall have received on the Closing Date a favorable opinion of Goodwin, Procter & Hoar, counsel to the Trust, in a form satisfactory to the Secretary of GE Funds, covering the following points:

          That (a) the Trust is validly existing under the laws of the Commonwealth of Massachusetts as a voluntary association with transferable shares of beneficial interest commonly referred to as a "Massachusetts business trust" organized pursuant to the Trust's Declaration of Trust and in good standing with the Office of the Secretary of the Commonwealth of Massachusetts and has the power to own its properties and assets and to our knowledge to carry on its business as presently conducted as set forth in the Combined Prospectus/Proxy Statement; (b) the Agreement has been duly authorized, executed and delivered by the Trust on behalf of each Acquired Fund and, assuming that the Prospectus, the Registration Statement and the Proxy Statement comply with the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution and delivery of the Agreement by the other parties hereto, is a valid and binding obligation of the Trust enforceable against the Trust in accordance with its terms, subject to enforcement of bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general equity principles; (c) the execution and delivery of the Agreement did not, and the consummation of the transactions contemplated hereby by the Trust will not, result in a material violation of the Trust's Declaration of Trust or By-Laws or any provision of any agreement (known to such counsel) to which the Trust or any Acquired Fund is a party or by which either of them or their properties are bound or, to the knowledge of such counsel, result in the acceleration of any obligation or the imposition of any penalty, under any agreement, judgment or decree to which the Trust or any Acquired Fund is a party or by which either of them or their properties are bound, (d) to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or the Commonwealth of Massachusetts is required for the consummation by the Trust and the Acquired Funds of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and such as may be required under state securities laws; (e) only insofar as they relate to the Trust and the Acquired Fund, the descriptions in the Proxy Statement of statutes, legal and governmental proceedings and contracts and other documents, if any, are accurate and fairly present the information required to be shown; (f) such counsel does not know of any legal or governmental proceedings, only insofar as they relate to the Trust or the Acquired Funds existing on or before the effective date of the Registration Statement or the Closing Date, required to be described in the Proxy Statement or to be filed as exhibits to the Registration Statement which are not described and filed as required; (g) the Trust is registered as an investment company under the 1940 Act and its registration with the Commission as an investment company under the 1940 Act is in full force and effect; and (h) to the best knowledge of such counsel, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Trust, the Acquired Funds or any of their respective properties or assets and neither the Trust nor any Acquired Fund is a party to nor subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business.

          Such counsel also shall state that they have participated in conferences with officers and other representatives of the Trust and the Acquired Fund at which the contents of the Proxy Statement and related matters were discussed and, although they are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Proxy Statement (except to the extent indicated in paragraph
(e) of their above opinion), on the basis of the foregoing (relying as to materiality to a large extent upon the opinions of officers and other representatives of the Acquired Fund), no facts have come to their attention that lead them to believe that the Proxy Statement as of its date, as of the date of the Acquired Fund's shareholder meeting, and as of the Closing Date, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein regarding the Trust or the Acquired Fund or necessary to make the statements therein regarding the Trust or the Acquired Fund, in the light of the circumstances under which they were made, not misleading. Such opinion may state that such counsel does not express any opinion or belief as to the financial statements or other financial data, or as to the information relating to the Acquiring Fund, contained in the Proxy Statement or Registration Statement, and that such opinion is solely for the benefit of the Acquiring Fund, GE Funds and its Trustees and officers. Such opinion also shall include such other matters incident to the transaction contemplated hereby as the Acquiring Fund may reasonably request.

         In this paragraph 7.4, references to the Proxy Statement include and relate only to the text of such Proxy Statement and not to any exhibits or attachments thereto or to any documents incorporated by reference therein.

                  7.5. The Acquiring Fund shall have received from Coopers & Lybrand L.L.P. a letter addressed to the Acquiring Fund dated as of the effective date of the Registration Statement in form and substance satisfactory to the Acquiring Fund, to the effect that:

               (a) they are independent public accountants with respect to the Trust within the meaning of the 1933 Act and the applicable regulations thereunder;

               (b) in their opinion, the financial statements and per Share income and capital changes of the Acquired Fund as of October 31, 1996 included or incorporated by reference in the Registration Statement and reported on by them comply as to form in all material aspects with the applicable accounting requirements of the 1933 Act and the rules and regulations thereunder.

               7.6. The Trust shall have delivered to the Company, pursuant to paragraph 4.1(f), copies of financial statements of the Acquired Fund as of and for its most recently completed fiscal year.

               7.7. [The Acquiring Fund shall have received from Coopers & Lybrand L.L.P. a letter addressed to the Acquiring Fund and dated as of the applicable Closing Date stating that as of a date no more than three (3) business days prior to the applicable Closing Date, Coopers & Lybrand L.L.P. performed limited procedures in connection with the Trust's most recent unaudited financial statements and that (a) nothing came to their attention in performing such limited procedures or otherwise that led them to believe that there had been any adverse changes in the financial condition, assets, liabilities or business of the Acquired Fund, other than changes occurring in the ordinary course of business, since the date of such audited financial statements, and (b) based on such limited procedures, the representations made in their report on the most recent audited financial statements of such Acquired Fund remain true and correct.]

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

         If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Acquiring Fund, the Trust on behalf of the corresponding Acquired Fund shall, and if any of such conditions do not exist on or before the Closing Date with respect to the Acquired Fund, the corresponding Acquiring Fund shall, at their respective option, not be required to consummate the transactions contemplated by this Agreement:

               8.1. The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding Shares of each class of the Acquired Fund in accordance with the provisions of the Trust's Declaration of Trust and applicable law and certified copies of the votes evidencing such approval shall have been delivered to GE Funds;

               8.2. The sub-advisory agreement with Brown Brothers Harriman & Co. with respect to GE Tax-Exempt Fund and the modification of certain investment policies and restrictions of the Tax-Exempt Fund shall have been approved by the requisite vote of the holders of the outstanding Shares of GE Tax-Exempt Fund in accordance with the provisions of GE Fund's Declaration of Trust and applicable law and certified copies of the votes evidencing such approval shall have been delivered to the Trust;

               8.3. On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

               8.4. All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and of state blue sky and securities authorities, including "no-action" positions of and exemptive orders from such federal and state authorities) deemed necessary by GE Funds or the Trust to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Funds or the Acquired Funds, provided that either party hereto may for itself waive any of such conditions;

               8.5. The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act;

               8.6. The Trust, on behalf of the Acquired Fund, shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Acquired Fund's shareholders all of the fund's investment company taxable income for all taxable years ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gain realized in all taxable years ending on or prior to the Closing Date (after reduction for any capital loss carryforward);

               8.7. Each of GE Funds and the Trust shall have received a favorable opinion of Willkie Farr & Gallagher, addressed to, and in form and substance satisfactory to GE Funds on behalf of each Acquiring Fund, and the Trust on behalf of each Acquired Fund, each such opinion substantially to the effect that for federal income tax purposes:

               (a) The transfer of all or substantially all of the Acquired Fund's assets in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain identified liabilities of the corresponding Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code and the Acquiring Fund and the corresponding Acquired Fund are each a "party to a reorganization" within the meaning of Section 368(b) of the Code; (b) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the corresponding Acquired Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain identified liabilities of the corresponding Acquired Fund; (c) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the corresponding Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain identified liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to the Acquired Fund's shareholders in exchange for their shares of the Acquired Fund; (d) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain identified liabilities of the Acquired Fund; (e) the aggregate tax basis for the Acquiring Fund Shares received by each of the Acquired Fund's shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund Shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares to be received by each Acquired Fund shareholder will include the period during which the Acquired Fund Shares exchanged therefor were held by such shareholder (provided that the Acquired Fund Shares were held as capital assets on the date of the Reorganization); and (f) the tax basis of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

               Notwithstanding anything herein to the contrary, neither GE Funds nor the Trust may waive the conditions set forth in this paragraph 8.7;

               8.8. The Board of Trustees of the Trust, including a majority of the trustees who are not "interested persons" of the Trust (as defined by the 1940 Act), shall have determined that this Agreement and the transactions contemplated hereby are in the best interests of the Acquired Fund and that the interests of the shareholders in the Acquired Fund would not be diluted as a result of such transactions, and the Trust shall have delivered to the Acquiring Fund at the applicable Closing, a certificate, executed by an officer, to the effect that the condition described in this subparagraph has been satisfied; and

               8.9. The Board of Trustees of GE Funds, including a majority of the trustees who are not "interested persons" of the Trust (as defined by the 1940 Act), shall have determined that this Agreement and the transactions contemplated hereby are in the best interests of the Acquiring Fund and that the interests of the shareholders in the Acquiring Fund would not be diluted as a result of such transactions, and the Trust shall have delivered to the Acquired Fund at the applicable Closing, a certificate, executed by an officer, to the effect that the condition described in this subparagraph has been satisfied.

9.  BROKERAGE FEES AND EXPENSES

               9.1. GE Funds, on behalf of each Acquiring Fund, represents and warrants to the corresponding Acquired Fund, and the Trust on behalf of the Acquired Fund represents and warrants to each corresponding Acquiring Fund, that there are no brokers or finders or other entities to receive any payments in connection with the transactions provided for herein.

               9.2. GE Investment Management Incorporated shall bear the ordinary and reasonable expenses incurred in connection with the transactions contemplated by this Agreement, whether or not consummated (excluding extraordinary expenses such as litigation expenses, damages and other expenses not normally associated with transactions of the type contemplated by this Agreement). These expenses consist of: (i) expenses associated with preparing this Agreement and preparing and filing the Registration Statement under the 1933

Act covering the Acquiring Fund Shares to be issued in the Reorganization; (ii) expenses associated with the preparation and filing of an exemptive application with the Commission on behalf of GE Funds and the Trust seeking exemption from certain sections of the 1940 Act; (iii) registration or qualification fees and expenses of preparing and filing such forms, if any, necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection with the Reorganization; (iv) postage; printing; accounting fees; and reasonable legal fees incurred in connection with the transactions contemplated by this Agreement; and (v) solicitation costs incurred in connection with the shareholders meeting referred to in paragraph 5.2 hereof.

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

               10.1. GE Funds itself and on behalf of each Acquiring Fund, and the Trust, itself and on behalf of each Acquired Fund, agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement among the parties.

11.  TERMINATION

               11.1. This Agreement may be terminated at any time at or prior to the Closing Date by: (1) mutual agreement of the Trust, on behalf of the Acquired Fund, and GE Funds on behalf of the corresponding Acquiring Fund; (2) the Trust, on behalf of the Acquired Fund, in the event GE Funds or the corresponding Acquiring Fund shall, or GE Funds on behalf of the Acquiring Fund, in the event the Trust or the corresponding Acquired Fund shall, materially breach any representation, warranty or agreement contained herein to be performed at or prior to the Closing Date; or (3) a condition herein expressed to be precedent to the obligations of the terminating party or parties has not been met and it reasonably appears that it will not or cannot be met.

               11.2. In the event of any such termination, there shall be no liability for damages on the part of either GE Funds or the Trust, or their respective trustees or officers, to the other party or parties.

12.  AMENDMENTS

               This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of GE Funds and the Trust; provided, however, that following the meeting of the Acquired Fund's shareholders called by the Trust pursuant to paragraph 5.2 of this Agreement no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the corresponding Acquired Fund's Shareholders under this Agreement to the detriment of such shareholders without their further approval.

         Goodwin, Procter & Hoar LLP
         Exchange Place
         Boston, Massachusetts 02109-2881

13.    HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT;
       LIMITATION OF LIABILITY

               13.1. The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

               13.2. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

               13.3. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts.

               13.4. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

               13.5. It is expressly agreed that the rights and obligations hereunder of each Acquiring Fund are separate from the rights and obligations of each other Acquiring Fund, that the rights and obligations of each Acquired Fund are separate from the rights and obligations of each other Acquired Fund, and that neither the rights and obligations of the Acquiring Funds and GE Funds nor of the Acquired Funds and the Trust shall be construed to be joint rights or obligations of two or more of the Acquiring Funds or two or more of the Acquired Funds, respectively, notwithstanding the fact that each of GE Funds, for itself and on behalf of each of the Acquiring Funds, and the Trust, for itself and on behalf of each of the Acquired Funds, have entered into this Agreement.

               13.6. It is expressly agreed that the obligations of the Acquiring Funds hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of GE Funds personally, but bind only the trust property of GE Funds and the Acquiring Funds, as provided in the Declaration of Trust of GE Funds. The execution and delivery of this Agreement have been authorized by the Trustees of GE Funds and executed by authorized officers of GE Funds on behalf of the Acquiring Funds, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Acquiring Funds as provided in the Declaration of Trust of GE Funds.

               13.7. It is expressly agreed that the obligations of the Acquired Funds hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but bind only the trust property of the Trust and the Acquired Funds, as provided in the Declaration of Trust of the Trust. The execution and delivery of this Agreement have been authorized by the Trustees of the Trust and executed by authorized officers of the Trust on behalf of the Acquired Funds, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Acquired Funds as provided in the Declaration of Trust of the Trust.

               IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its Chairman of the Board, President or Vice President and attested to by its Secretary or Assistant Secretary.

GE FUNDS, for itself and on
 behalf of GE Mid-Cap Growth
 Fund, GE Tax-Exempt Fund, GE
 Short-Term Government Fund, GE
 Value Equity Fund and GE
 Government Securities Fund


By: ___________________________
         Name:
         Title:


Attest: _______________________



INVESTORS TRUST, for itself
 and on behalf of the Investors
 Trust Adjustable Rate Fund,
 Investors Trust Government
 Fund, Investors Trust Tax Free
 Fund, Investors Trust Value
 Fund and Investors Trust
 Growth Fund


By: ___________________________
         Name:
         Title:


Attest: _______________________

                                                       Schedule A
                                                       ----------



               Acquired Funds              Corresponding Acquiring Fund
        (each a series of the Trust)        (each a series of GE Funds)
        ----------------------------        ---------------------------

(1)   Investors Trust Government Fund        (1)  GE Government Securities Fund

(2)   Investors Trust Value Fund             (2)  GE Value Equity Fund

(3)   Investors Trust Growth Fund            (3)  GE Mid-Cap Growth Fund


(4)   Investors Trust Tax Free Fund          (4)  GE Tax-Exempt Fund


(5)   Investors Trust Adjustable Rate Fund   (5)  GE Short-Term Government Fund

                             PRELIMINARY PROSPECTUS
                                       OF
                                    GE FUNDS
                              DATED AUGUST __, 1997

                   Subject to Completion, Dated June __, 1997

                                   Prospectus
                               August _____, 1997

                                    GE FUNDS

GE Funds (the "Trust") is an open-end management investment company that offers a selection of diversified managed investment funds (each a "Fund" and collectively the "Funds"), each having a distinct investment objective that it seeks by following distinct investment policies. The Trust is currently comprised of thirteen series, one of which (GE International Fixed Income Fund) is not presently being offered. This Prospectus describes the following twelve Funds currently offered by the Trust:

      - GE Premier Growth Equity Fund's investment objective is long-term growth of capital and future income rather than current income which the Fund seeks to achieve by investing primarily in growth-oriented equity securities.

      - GE U.S. Equity Fund's investment objective is long-term growth of capital which the Fund seeks to achieve through investment primarily in equity securities of U.S. companies.

      - GE Mid-Cap Growth Fund's investment objective is long-term growth of capital which the Fund seeks to achieve by investing primarily in the common stock of companies with medium-sized market capitalizations.

      - GE Value Equity Fund's investment objective is long-term growth of capital and future income. This Fund seeks to achieve its objective by investing primarily in equity securities of undervalued companies with large-sized market capitalization.

      - GE Global Equity Fund's investment objective is long-term growth of capital which the Fund seeks to achieve by investing primarily in foreign equity securities.

      - GE International Equity Fund's investment objective is long-term growth of capital which the Fund seeks to achieve by investing primarily in foreign equity securities.

      - GE Strategic Investment Fund's investment objective is to maximize total return which the Fund seeks to achieve by following an asset allocation strategy contemplating shifts among a range of investments.

      - GE Tax-Exempt Fund's investment objective is to produce as high a level of income exempt from federal income tax as is consistent with preservation of capital. This Fund will attempt to achieve its objective by investing substantially all of its assets in tax-exempt debt obligations.

      - GE Fixed Income Fund's investment objective is to seek maximum income consistent with prudent investment management and the preservation of capital, which objective the Fund seeks to achieve by investing in fixed income securities.

      - GE Government Securities Fund's investment objective is a high level of current income consistent with safety of principal. This Fund will attempt to achieve its objective by investing primarily in obligations issued or guaranteed by the U.S. Government or by its agencies or instrumentalities.

      - GE Short-Term Government Fund's investment objective is to seek a high level of income consistent with prudent investment management and the preservation of capital, which objective the Fund seeks to achieve by investing at least 65% of its total assets in Government Securities (as defined in the Prospectus).

      - GE Money Market Fund's investment objective is to seek a high level of current income consistent with the preservation of capital and maintenance of liquidity, which objective the Fund seeks to achieve by investing in a defined group of short-term, U.S. dollar denominated money market instruments.

This Prospectus briefly sets forth certain information about the Funds and the Trust, including shareholder servicing and distribution fees and expenses, that prospective investors will find helpful in making an investment decision. Investors are encouraged to read this Prospectus carefully and retain it for future reference.

An investment in GE Money Market Fund, GE Government Securities Fund and GE Short-Term Government Fund is neither insured nor guaranteed by the U.S. Government. Additionally, no assurance can be given that GE Money Market Fund will be able to maintain a stable net asset value of $1.00 per share.

Shares of the Funds are not deposits with or obligations of any financial institution, are not guaranteed or endorsed by any financial institution or its affiliates, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency. Additional information about the Funds and the Trust, contained in a Statement of Additional Information dated the same date as this Prospectus, has been filed with the Securities and Exchange Commission (the "SEC") and is available upon request and without charge by calling the Trust at the telephone number listed below or by contacting the Trust at the address listed below. The SEC maintains a Web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference and other information regarding the Funds and the Trust. The Statement of Additional Information is incorporated in its entirety by reference into this Prospectus.

                      GE INVESTMENT MANAGEMENT INCORPORATED
                      Investment Adviser and Administrator
            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                   EXCHANGE COMMISSION OR ANY STATE SECURITIES
                     COMMISSION PASSED UPON THE ACCURACY OR
                        ADEQUACY OF THIS PROSPECTUS. ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.






INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                TABLE OF CONTENTS

Expense Information..........................................................1

Financial Highlights.........................................................7

Performance.................................................................27

The Multiple Distribution System............................................30

Investment Objectives and Management Policies...............................31

Management of the Trust.....................................................51

Purchase of Shares..........................................................55

Retirement Plans............................................................61

Redemption of Shares........................................................62

Exchange Privilege..........................................................67

Net Asset Value.............................................................68

Dividends, Distributions and Taxes..........................................69

Custodian and Transfer Agent................................................71

Distributor.................................................................71

Performance Calculation.....................................................71

Further Information:
         Certain Investment Techniques And Strategies.......................74

Additional Matters..........................................................81



3003 Summer Street
Stamford, Connecticut 06905
(203)326-4040

EXPENSE INFORMATION

The purpose of the following table is to assist an investor in understanding the expenses that an investor in the Funds will bear directly or indirectly, based upon the maximum sales charge or maximum contingent deferred sales charge that may be incurred at the time of purchase and redemption and each particular Fund's operating expenses for the most recent year.


Fee Table

                                  GE             GE            GE           GE            GE              GE
                            Premier Growth   U.S. Equity     Mid-Cap       Value       Global Equity  International
                             Equity Fund        Fund       Growth Fund  Equity Fund       Fund         Equity Fund
                             -----------        ----       -----------  -----------       ----         -----------

Shareholder Transaction
  Expenses
Maximum Sales Load
Imposed on Purchases of
Shares (as a percentage
of offering price):
     Class A**............       4.75%          4.75%        4.75%        4.75%           4.75%          4.75%
     Classes B, C and D...        None           None         None         None           None           None

Maximum Sales Load
Imposed on Reinvested
Dividends (as a
percentage of offering
price):
     All Classes..........        None           None         None         None           None           None

Maximum Contingent
Deferred Sales Load (as a
percentage of redemption
proceeds):
     Class A***...........        1.0%           1.0%         1.0%         1.0%           1.0%           1.0%
     Class B**............        4.0%           4.0%         4.0%         4.0%           4.0%           4.0%
     Classes C and D .....        None           None         None         None           None           None

Redemption Fees (as a
percentage of amount
redeemed):

     All Classes..........        None           None         None         None           None           None
Maximum Exchange Fee:
     All Classes..........        None           None         None         None           None           None



------------------------
 ** The sales charge and contingent deferred sales charge ("CDSC") set out in the above table are the maximum charges imposed on purchases or redemptions of shares and investors may pay actual charges that are less depending on the amount purchased and in the case of the Class B shares, the length of time the shares are held. A maximum CDSC of 5% will be imposed on shareholders who acquired their Class B shares, either by purchase or exchange, as a result of the combination of Investors Trust Funds with certain GE Funds. See "Redemption of Shares -- Redemptions in General," "Exchange Privilege" and "General Information."

*** The Trust will impose a redemption fee in the form of a CDSC, equal to 1% of the net asset value of Class A shares if the shares being redeemed were redeemed within one year of purchase and were subject to no front-end sales load upon purchase by virtue of being part of a purchase of $1 million or more.



Fee Table (continued)

                                     GE              GE                  GE            GE           GE            GE
                                  Strategic         Tax-                Tax-       Government   Short-Term      Money
                                 Investment        Exempt              Exempt      Securities   Government      Market
                                    Fund            Fund                Fund          Fund         Fund         Fund*

                                 ----------        ------             ----------   ----------   ----------      ------

Shareholder Transaction
  Expenses

Maximum Sales Load
Imposed on Purchases of
Shares (as a percentage
of offering price):

     Class A**............       4.75%           4.25%                       4.25%        4.25%       2.50%      N/A
     Classes B, C and D...        None           None                        None         None        None       N/A

Maximum Sales Load
Imposed on Reinvested
Dividends (as a
percentage of offering
price):

     All Classes..........        None            None                        None         None        None       N/A

Maximum Contingent
Deferred Sales Load (as a
percentage of redemption
proceeds):
     Class A***...........        1.0%            1.0%                        1.0%         1.0%        1.0%       N/A
     Class B**............        4.0%            3.0%                        3.0%         3.0%        3.0%       N/A
     Classes C and D .....        None            None                        None         None        None       N/A

Redemption Fees (as a
percentage of amount
redeemed):

     All Classes..........        None            None                        None         None        None       N/A
Maximum Exchange Fee:
     All Classes..........        None            None                        None         None        None       N/A




------------------
  * GE Money Market Fund does not currently offer multiple classes of shares and accordingly does not participate in the Multiple Distribution System (as defined below). No sales charges, redemption fees or exchange fees are assessed by the Trust with respect to shares of GE Money Market Fund.

 ** The sales charge and contingent deferred sales charge ("CDSC") set out in the above table are the maximum charges imposed on purchases or redemptions of shares and investors may pay actual charges that are less depending on the amount purchased and in the case of the Class B shares, the length of time the shares are held. A maximum CDSC of 5% will be imposed on shareholders who acquired their Class B shares, either by purchase or exchange, as a result of the combination of Investors Trust Funds with certain GE Funds.. See "Redemption of Shares -- Redemptions in General," "Exchange Privilege" and "General Information."

*** The Trust will impose a redemption fee in the form of a CDSC, equal to 1% of the net asset value of Class A shares if the shares being redeemed were redeemed within one year of purchase and were subject to no front-end sales load upon purchase by virtue of being part of a purchase of $1 million or more.




                                                     GE           GE            GE            GE            GE
                                       GE           Value       Global      Strategic        Tax-         Fixed
                                   U.S. Equity     Equity       Equity      Investment      Exempt        Income
                                      Fund          Fund         Fund          Fund          Fund          Fund
                                   -----------     ------       ------      ----------       ----          ----


Annual Fund Operating
  Expenses
  (as a percentage of average
    net assets)

   Advisory and Administration
   fees*:
       Class A..................     .40%           .55%         .75%         .35%          .35%           .35%
       Class B..................     .40%           .55%         .75%         .35%          .35%           .35%
       Class C..................     .40%           .55%         .75%         .35%          .35%           .35%
       Class D..................     .40%           .55%         .75%         .35%          .35%           .35%

   12b-1 fees:
       Class A..................     .50%           .50%         .50%         .50%          .50%           .50%
       Class B..................    1.00%          1.00%        1.00%        1.00%         1.00%          1.00%
       Class C..................     .25%           .25%         .25%         .25%          .25%           .25%
       Class D..................     None           None         None         None          None           None

   Other expenses
   (after reimbursement):
       Class A..................     .10%           .30%         .35%         .30%          .25%           .20%
       Class B..................     .10%           .30%         .35%         .30%          .25%           .20%
       Class C..................     .10%           .30%         .35%         .30%          .25%           .20%
       Class D..................     .10%           .30%         .35%         .30%          .25%           .20%

   Total Operating Expenses
     (after reimbursement):+
       Class A..................    1.00%          1.35%        1.60%        1.15%         1.25%          1.05%
       Class B..................    1.50%          1.85%        2.10%        1.65%         1.25%          1.55%
       Class C..................     .75%          1.10%        1.35%         .90%          .50%           .80%
       Class D..................     .50%           .85%        1.10%         .65%          .25%           .55%




----------



*        The administration fee charged to each Fund amounts to .05%.


+       See the "+" footnote on page 6.


                                     GE                          GE                          GE            GE
                                    Money          GE          Premier         GE        Government    Short-Term
                                   Market        Mid-Cap       Growth     International  Securities    Government
                                    Fund*      Growth Fund   Equity Fund  Equity Fund       Fund          Fund
                                   ------      -----------   -----------  -------------  ----------    -----------

Annual Fund Operating
   Expenses
   (as a percentage of average
   net assets)
   Advisory and                     .25%
   Administration fees*:
       Class A.................                       .60%           .60%         .80%          .40%          .30%
       Class B.................                       .60%           .60%         .80%          .40%          .30%
       Class C.................                       .60%           .60%         .80%          .40%          .30%
       Class D.................                       .60%           .60%         .80%          .40%          .30%

   12b-1 fees:
       Class A.................     None              .50%           .50%         .50%          .50%          .50%
       Class B.................                      1.00%          1.00%        1.00%         1.00%          .85%
       Class C.................                       .25%           .25%         .25%          .25%          .25%
       Class D.................                       None          None          None          None          None

   Other expenses
     (after reimbursement):         .25%
       Class A.................                       .30%           .30%         .30%          .20%          .15%
       Class B.................                       .30%           .30%         .30%          .20%          .15%
       Class C.................                       .30%           .30%         .30%          .20%          .15%
       Class D.................                       .30%           .30%         .30%          .20%          .15%

Total Operating Expenses            .50%
  (after reimbursement):+
       Class A                                       1.40%          1.40%        1.60%         1.10%          .95%
       Class B                                       1.90%          1.90%        2.10%         1.60%         1.30%
       Class C                                       1.15%          1.15%        1.35%          .85%          .70%
       Class D                                        .90%           .90%        1.10%          .60%          .45%


---------------


* .05% is charged as an administration fee. With respect to GE Mid-Cap Growth Fund, GE International Equity Fund and GE Short-Term Government Fund, advisory fees and administration fees are imposed pursuant to separate contracts.

+        See the "+" footnote on page 6.




The nature of the services provided to, and the advisory and administration fees paid by, each Fund are described under "Management of the Trust." "Other expenses" includes fees for shareholder services other than those borne by a Fund under a shareholder servicing and distribution plan adopted by the Trust, including custodial fees, legal and accounting fees, printing costs and registration fees, the costs of regulatory compliance and membership in the mutual fund industry trade organization, the costs associated with maintaining the Trust's legal existence and the costs involved in communicating with shareholders of the Funds. Long-term shareholders of Class B shares may pay more than the economic equivalent of the maximum front-end sales charge currently permitted by the rules of the National Association of Securities Dealers, Inc. governing investment company sales charges. See "Distributor." The Trust may, in its discretion, require that proposed investments of $10 million or more in a particular Class of a Participant Fund (as defined below), or in GE Money Market Fund, be made in kind. In connection with any purchase in kind, an investor may bear transaction costs, which may include broker's commissions and taxes or governmental fees, domestic or foreign.

Example***

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over a one-year, three-year, five-year and ten-year period with respect to a hypothetical investment in each Fund. These amounts are based upon (1) payment by the Fund of operating expenses at the levels set out in the table above and (2) the specific assumptions stated below. See footnotes following table.



                                  A shareholder would pay the following
                                    expenses on a $1,000 investment,                 A shareholder would pay the
                                   assuming (1) a 5% annual return and                  following expenses on
                                        (2) redemption at the end                       the same investment,
                                       of the time periods shown:                      assuming no redemption:
                                       --------------------------                      -----------------------
                                 1 Year     3 Years   5 Years   10 Years**    1 Year     3 Years   5 Years   10 Years**
                                 ------     -------   -------   ----------    ------     -------   -------   ----------

GE Premier Growth Equity Fund:


      Class A.................     $61*       $90        N/A       N/A          Same       Same        N/A       N/A
      Class B.................     $59        $80        N/A       N/A           $19        $60        N/A       N/A
      Class C.................     $12        $37        N/A       N/A          Same       Same        N/A       N/A
      Class D.................     $ 9        $29        N/A       N/A          Same       Same        N/A       N/A
GE U.S. Equity Fund:
      Class A.................     $57*       $78       $100      $164          Same       Same       Same      Same
      Class B.................     $55        $67       $ 82      $153           $15        $47        $82      $153
      Class C.................     $ 8        $24       $ 42      $ 93          Same       Same       Same      Same
      Class D.................     $ 5        $16       $ 28      $ 63          Same       Same       Same      Same
GE Mid-Cap Growth Fund:
      Class A.................     $61*       $90        N/A       N/A          Same       Same       N/A       N/A
      Class B.................     $59        $80        N/A       N/A          $19        $60        N/A       N/A
      Class C.................     $12        $37        N/A       N/A          Same       Same       N/A       N/A
      Class D.................     $ 9        $29        N/A       N/A          Same       Same       N/A       N/A
GE Value Equity Fund:
      Class A.................     $61*       $88        N/A       N/A          Same       Same       N/A       N/A
      Class B.................     $59        $78        N/A       N/A          $19        $58        N/A       N/A
      Class C.................     $11        $35        N/A       N/A          Same       Same       N/A       N/A
      Class D.................     $ 9        $27        N/A       N/A          Same       Same       N/A       N/A
GE Global Equity Fund:
      Class A.................     $63*       $96       $130      $228          Same       Same       Same      Same
      Class B.................     $61        $86       $113      $218           $21        $66       $113      $218
      Class C.................     $14        $43       $ 74      $162          Same       Same       Same      Same
      Class D.................     $11        $35       $ 61      $134          Same       Same       Same      Same
GE International Equity Fund:
      Class A.................     $63*       $96       $130      $228          Same       Same       Same      Same
      Class B.................     $61        $86       $113      $218           $21        $66       $113      $218
      Class C.................     $14        $43       $ 74      $162          Same       Same       Same      Same
      Class D.................     $11        $35       $ 61      $134          Same       Same       Same      Same
GE Strategic Investment Fund:
      Class A.................     $59*       $82       $108      $181          Same       Same       Same      Same
      Class B.................     $57        $72       $ 90      $169           $17        $52        $90      $169
      Class C.................     $ 9        $29       $ 50      $111          Same       Same       Same      Same
      Class D.................     $ 7        $21       $ 36      $ 81          Same       Same       Same      Same
GE Tax-Exempt Fund:
      Class A.................     $53*       $76       $101      $171          Same       Same       Same      Same
      Class B.................     $46        $70       $ 87      $164           $16        $50        $87      $164
      Class C.................     $ 9        $27       $ 47      $105          Same       Same       Same      Same
      Class D.................     $ 6        $19       $ 33      $ 75          Same       Same       Same      Same
GE Fixed Income Fund:
      Class A.................     $53*       $74       $ 98      $165          Same       Same       Same      Same
      Class B.................     $46        $69       $ 84      $158           $16        $49        $84      $158
      Class C.................     $ 8        $26       $ 44      $ 99          Same       Same       Same      Same
      Class D.................     $ 6        $18       $ 31      $ 69          Same       Same       Same      Same
GE Government Securities Fund:
      Class A.................     $53*       $76        N/A       N/A          Same       Same       N/A       N/A
      Class B.................     $46        $70        N/A       N/A          $16        $50        N/A       N/A
      Class C.................     $ 9        $27        N/A       N/A          Same       Same       N/A       N/A
      Class D.................     $ 6        $19        N/A       N/A          Same       Same       N/A       N/A




GE Short-Term Government
Fund:

      Class A.................     $34*       $55      $  76      $139          Same       Same       Same      Same
      Class B.................     $43        $61      $  71      $138           $13        $41        $71      $138
      Class C.................    $  7        $22      $  39      $ 87          Same       Same       Same      Same
      Class D.................    $  5        $14      $  25      $ 57          Same       Same       Same      Same
GE Money Market Fund              $  5        $16      $  28      $ 63          Same       Same       Same      Same




The above example is intended to assist an investor in understanding various costs and expenses that an investor in a Fund will bear directly or indirectly. Although the table assumes a 5% annual return, a Fund's actual performance will vary and may result in an actual return that is greater or less than 5%. The example should not be considered to be a representation of past or future expenses of a Fund; actual expenses may be greater or less than those shown.

---------------



* Expenses shown above would be increased by the imposition of the 1% CDSC for redemptions of shares which were not subject to a front-end sales charge by virtue of being part of a purchase of $1 million or more.

** Expenses for Class B shares shown above reflect the conversion of Class B shares into Class A shares after six years. Class B shares received as a result of the reorganization of Investors Trust, a family of mutual funds distributed by GNA Distributors, Inc., an affiliate of GEIM ("Investors Trust"), will convert to Class A shares after eight years.

+ The fee table and the example reflect a determination by the Funds' investment adviser and administrator to voluntarily reduce or otherwise limit "Other Expenses" of GE Money Market Fund and of each Class of each Participant Fund (as defined below), on an annualized basis. In the absence of this determination, it is estimated that a Class "Total Operating Expenses" would be equal to the annual rate of the value of the Fund's average daily net assets as shown in the following table. Effective January 2, 1997, the Funds' investment adviser and administrator has decreased the expense limitation applicable to GE Fixed Income Fund by .05% to .20% and increased the expense limitation applicable to the GE Money Market Fund by .05% to .25%, as reflected in the table on pages 3 and 4.



                                                Class A            Class B           Class C            Class D
                                                -------            -------           -------            -------

GE Premier Growth Equity Fund                   13.77%             14.68%             2.15%              1.18%
GE U.S. Equity Fund                              1.11%              1.83%              .92%               .54%
GE Mid-Cap Growth Fund:                          1.56%              2.01%             2.50%              2.50%
GE Value Equity Fund                             1.50%              1.87%             2.50%              2.50%
GE Global Equity Fund                            3.41%              3.36%             1.45%              1.10%
GE International Equity Fund                     1.60%              4.29%             1.51%              1.10%
GE Strategic Investment Fund                     1.15%              1.88%              .91%              .65%
GE Tax-Exempt Fund                               2.29%              1.94%             1.19%              .90%
GE Fixed Income Fund                             1.13%              2.13%              .92%              .60%
GE Government Securities Fund                    1.10%              1.60%             2.50%              2.50%
GE Short-Term Government Fund                    2.76%              7.28%             1.10%              .72%
GE Money Market Fund                             .58%                N/A               N/A                N/A


FINANCIAL HIGHLIGHTS

Selected audited and unaudited data for a Fund share outstanding throughout the periods presented are as shown below. The Trust refers to and hereby incorporates by reference into the Prospectus, the Trust's Annual Report dated September 30, 1996 and the Trust's Semi-Annual Report dated March 31, 1997 (collectively, the "Financial Reports"). The following audited data for the fiscal year or period ended September 30 and unaudited data for the six-month period ended March 31, 1997 should be read in conjunction with the Financial Statements and the Notes to the Financial Statements which are incorporated by reference into the Statement of Additional Information. Further information about the performance of the Funds is contained in the Financial Reports, copies of which may be obtained without charge upon request made to the Trust by calling the toll free numbers listed on the back cover page of the Prospectus or by writing to the Trust at the address listed on the front cover page of the Prospectus.

The Financial Highlights for GE Mid-Cap Growth Fund, GE Value Equity Fund, GE Tax-Exempt Fund and GE Government Securities Fund consist of selected audited data for the fiscal years or period ended October 31, 1996 and selected unaudited data for the six-month period ended April 30, 1997 for Investors Trust Growth Fund, Investors Trust Value Fund, Investors Trust Tax Free Fund and Investors Trust Government Fund, respectively. As of the date of this Prospectus, the Trust, on behalf of GE Mid-Cap Growth Fund, GE Value Equity Fund, GE Tax-Exempt Fund and GE Government Securities Fund, intends to acquire substantially all the assets of Investors Trust Growth Fund, Investors Trust Value Fund, Investors Trust Tax Free Fund and Investors Trust Government Fund, respectively (each a series of Investors Trust). As of the same date, the Trust, on behalf of GE Short-Term Government Fund, intends to acquire substantially all the assets of Investors Trust Adjustable Rate Fund, also a series of Investors Trust. However, the following financial data represents the financial highlights of GE Short-Term Government Fund rather than those of Investors Trust Adjustable Rate Fund. Each of GE Mid-Cap Growth Fund, GE Value Equity Fund and GE Government Securities Fund is expected to commence operations on or about October 1, 1997. The Trust hereby incorporates by reference into the Prospectus the Annual Report for Investors Trust dated October 31, 1996 and the Semi-Annual Report for Investors Trust dated April 30, 1997 (collectively, the "IT Financial Reports") with respect to Investors Trust Growth Fund, Investors Trust Value Fund, Investors Trust Tax Free Fund and Investors Trust Government Fund. GEIM is not the investment adviser or administrator of these Funds. Information pertaining to these four Investors Trust Funds should be read in conjunction with the Financial Statements and the Notes to the Financial Statements, which are incorporated by reference into the Statement of Additional Information. Further information about the performance of these four Funds is contained in the IT Financial Reports, copies of which may be obtained without charge upon request made to the Trust by calling the toll free numbers listed on the back cover page of the Prospectus or by writing to the Trust at the address listed on the front cover page of the Prospectus.


GE U.S. Equity Fund       Class A                                   Class B
                         3/31/97    1996(e)    1995(e)    1994(b)   3/31/97    1996(e)   1995(e)     1994
                         (unaudited)                                (unaudited)
                                     --         --      12/22/93                --        --      12/22/93

Inception date
Net asset value,
beginning of
  period...........       $23.34     $20.28    $16.12     $16.48     $22.57    $19.71     $16.03    $16.37
Income (loss) from
  investment
  operations:
Net investment
  income...........         0.16       0.31      0.34       3.23       0.08      0.19       0.21      0.24
Net realized and
  unrealized gains
  (losses) on
  investments......       2.32       3.34      3.91      (3.22)      2.25      3.25       3.84     (0.25)

Total income
  (loss) from
  investment
  operations.......       2.48       3.65      4.25       0.01       2.33      3.44       4.05     (0.01)

Less distributions
  from:
Net investment
  income...........       0.28       0.32      0.00       0.20       0.17      0.31       0.28      0.20
Net realized gains.       2.19       0.27      0.09       0.17       2.19      0.27       0.09      0.17
                          ----       ----      ----       ----       ----      ----       ----      ----


Total distributions       2.47       0.59      0.09       0.37       2.36      0.58       0.37      0.37

Net asset value,
  end of period....       $23.35     $23.34    $20.28     $16.12     $22.54    $22.57     $19.71    $16.03

TOTAL RETURN(a)....         10.63%    18.36%     26.52%    (0.86%)    10.31%     17.78%    25.92%    (0.09%)






RATIOS/SUPPLEMENTAL
  DATA:
Net assets, end of
  period (in               $36,302   $34,523    $15,148     $1,214    $9,548     $7,194    $1,563        $91
  thousands).......
Ratio of net
  investment
  income to                  1.03%     1.40%      1.85%      1.87%     0.53%      0.90%     1.29%      1.28%
  average net
  assets*..........
Ratio of expenses
  to average net             1.00%     1.00%      1.00%      1.00%     1.50%      1.50%     1.50%      1.50%
  assets*..........
Ratio of expenses
  to average net
  assets before              1.11%     1.15%      1.25%      1.46%     1.83%      2.08%     3.50%      1.96%
  voluntary
  expense
  limitation*......
Portfolio turnover             22%       49%        43%        51%       22%        49%       43%        51%
  rate.............
Average brokerage
  commissions(d)...          $.065     $.045        N/A        N/A     $.065      $.045       N/A        N/A

GE U.S. Equity Fund       Class C                                              Class D
  (continued)
                         3/31/97                                              3/31/97
                         (unaudited)1996 (e)  1995 (e)     1994     1993(c)   (unaudited)1996 (e)    1995       1994

Inception date              --        --         --        --       1/5/93       --        --         --      11/29/93
Net asset value,
  beginning of
  period...........       $23.02     $19.98    $16.13     $16.35    $15.00     $23.03     $19.98    $16.16     $16.37
Income (loss) from
  investment
  operations:
Net investment
  income...........         0.05       0.36      0.37       1.00      0.12       0.19       0.40      0.38       0.32
Net realized and
  unrealized gains
  (losses) on               2.42       3.30      3.86      (0.85)     1.23       2.32       3.31      3.88      (0.16)
  investments......

Total income
  (loss) from
  investment                2.47       3.66      4.23       0.15      1.35       2.51       3.71      4.26       0.16
  operations.......

Less distributions
  from:
Net investment
  income...........         0.32       0.35      0.29       0.20      0.00       0.41       0.39      0.35       0.20
Net realized gains.
                            2.19       0.27      0.09       0.17      0.00       2.19       0.27      0.09       0.17
                            ----       ----      ----       ----      ----       ----       ----      ----       ----
Total distributions
                            2.51       0.62      0.38       0.37      0.00       2.60       0.66      0.44       0.37
Net asset value,
  end of period....
                          $22.98     $23.02    $19.98     $16.13    $16.35     $22.94     $23.03    $19.98     $16.16
TOTAL RETURN(a)....         10.75%    18.70%     26.86%     0.88%     10.32%     10.91%    18.97%     27.14%     0.96%

RATIOS/SUPPLEMENTAL
  DATA:
Net assets, end of
  period (in               $67,313   $50,035    $26,007   $16,382    $74,415   $168,277  $144,470   $128,247  $114,885
  thousands).......
Ratio of net
  investment
  income to                  1.28%     1.66%      2.12%     2.11%      1.86%      1.54%     1.90%      2.36%     2.27%
  average net
  assets*..........
Ratio of expenses            0.75%
  to average net                       0.75%      0.75%     0.62%      0.50%      0.50%     0.50%      0.50%     0.50%
  assets*..........
Ratio of expenses
  to average net
  assets before              0.92%     1.06%      1.19%     1.21%      1.34%      0.54%     0.59%      0.71%     0.96%
  voluntary
  expense
  limitation*......
Portfolio turnover             22%       49%        43%       51%        15%        22%       49%        43%       51%
  rate.............
Average brokerage
  commissions(d)...          $.065     $.045        N/A       N/A        N/A      $.065     $.045        N/A       N/A


See notes accompanying financial highlights.



FINANCIAL HIGHLIGHTS (continued)


GE Global Equity Fund      Class A                                   Class B
                           3/31/97                                   3/31/97
                           (unaudited) 1996       1995     1994(b)   (unaudited) 1996       1995      1994
                                        --        --      12/22/93     --         --        --      12/22/93

Inception date
Net asset value, beginning
 of period...............   $22.01    $20.18     $19.34    $18.61     $21.87    $20.14     $19.32    $18.48
Income (loss) from
  investment
  operations:
Net investment income....    0.04      0.02       0.10      0.03      (0.04)    (0.04)      0.00     (0.01)
Net realized and
  unrealized gains           0.71      2.20       1.22      0.91       0.73      2.14       1.23      1.06
(losses) on investments..    ----      ----       ----      ----       ----      ----       ----      ----

Total income (loss)
  from investment            0.75      2.22       1.32      0.94       0.69      2.10       1.23      1.05
  operations.........

Less distributions
  from:
Net investment income        0.00      0.02       0.09      0.01       0.00      0.00       0.02      0.01
Net realized gains...        1.29      0.37       0.39      0.20       1.29      0.37       0.39      0.20

Total distributions..        1.29      0.39       0.48      0.21       1.29      0.37       0.41      0.21

Net asset value, end
  of period..........       $21.47    $22.01     $20.18    $19.34     $21.27    $21.87     $20.14    $19.32

TOTAL RETURN(a)......        3.39%     11.18%     7.16%      3.09%     3.13%     10.61%     6.62%      5.70%

RATIOS/SUPPLEMENTAL
  DATA:
Net assets, end of
  period (in                  $857     $4,054    $2,811       $694      $713       $600      $356       $128
  thousands).........
Ratio of net
  investment
  income/(loss) to         (0.08%)      0.12%     0.47%      0.44%   (0.58%)    (0.34%)   (0.11%)    (0.08%)
  average net assets*
Ratio of expenses to
  average net assets*        1.60%      1.60%     1.60%      1.60%     2.10%      2.10%     2.10%      2.10%
Ratio of expenses to
  average net assets
  before voluntary           3.41%      1.90%     2.17%      2.02%     3.36%      3.50%     3.50%      2.52%
  expense limitation*
Portfolio turnover             34%        46%       46%        26%       34%        46%       46%        26%
  rate...............
Average brokerage            $.003      $.006       N/A        N/A     $.003      $.006       N/A        N/A
  commissions(d).....

GE Global Equity Fund      Class C                                              Class D
  (continued)
                           3/31/97                                             3/31/97
                           (unaudited) 1996       1995      1994     1993(c)   (unaudited)  1996      1995       1994

Inception date               --         --        --         --       1/5/93      --        --         --      11/29/93
Net asset value,
  beginning of period       $22.18    $20.31     $19.40    $17.16     $15.00    $22.25     $20.37    $19.45     $17.49
Income (loss) from
  investment
  operations:
Net investment income        0.01      0.06       0.09      0.07       0.08      0.04       0.13      0.13       0.11
Net realized and
  unrealized gains           0.78      2.22       1.30      2.37       2.08      0.77       2.21      1.31       2.06
  (losses) on                ----      ----       ----      ----       ----      ----       ----      ----       ----
  investments........

Total income (loss)
  from investment            0.79      2.28       1.39      2.44       2.16      0.81       2.34      1.44       2.17
  operations.........

Less distributions
  from:
Net investment income        0.06      0.04       0.09      0.00       0.00      0.17       0.09      0.13       0.01
Net realized gains...        1.29      0.37       0.39      0.20       0.00      1.29       0.37      0.39       0.20
Total distributions..        1.35      0.41       0.48      0.20       0.00      1.46       0.46      0.52       0.21
Net asset value, end
  of period..........       $21.62    $22.18     $20.31    $19.40     $17.16    $21.60     $22.25    $20.37     $19.45


TOTAL RETURN(a)......        3.54%     11.44%     7.47%     14.28%    14.10%      3.64%    11.71%      7.76%    12.43%

RATIOS/SUPPLEMENTAL
  DATA:
Net assets, end of
  period (in               $30,457    $28,682   $23,683    $20,432   $11,999    $16,963   $10,123     $9,785   $10,504
  thousands).........
Ratio of net
  investment
  income/(loss) to           0.16%      0.33%     0.59%      0.52%     1.00%      0.43%     0.56%      0.84%     0.82%
  average net assets*
Ratio of expenses to
  average net assets*        1.35%      1.35%     1.35%      1.31%     1.10%      1.10%     1.10%      1.10%     1.10%
Ratio of expenses to
  average net assets
  before voluntary           1.45%      1.60%     1.42%      1.77%     2.19%      1.10%     1.12%      1.75%     1.52%
  expense limitation*
Portfolio turnover             34%        46%       46%        26%       28%        34%       46%        46%       26%
  rate...............
Average brokerage            $.003      $.006       N/A        N/A       N/A      $.003     $.006        N/A       N/A
  commissions(d).....



                  See notes accompanying financial highlights.



                         Class A                                          Class B
 GE
International            3/31/97                                          3/31/97
Equity Fund            (unaudited)   1996(e)       1995        1994     (unaudited)   1996(e)       1995        1994
                           --           --          --        3/2/94       --           --           --        3/2/94

 Inception date
Net asset value,
  beginning of            $17.65       $15.87      $15.18      $15.00      $17.47       $15.77      $15.13      $15.00
  period.........
Income (loss)
  from
  investment
  operations:
Net investment            (0.03)         0.07        0.09        0.06      (0.06)         0.05        0.01        0.00
  income.........
Net realized and
  unrealized                0.97         1.74        0.64        0.12        0.95         1.65        0.64        0.13
  gains (losses)
  on investments.

Total income                0.94         1.81        0.73        0.18        0.89         1.70        0.65        0.13
  (loss) from
  investment
  operations.....

Less
  distributions
  from:
Net investment              0.06         0.03        0.04        0.00        0.00         0.00        0.01        0.00
  income.........
Net realized                0.50         0.00        0.00        0.00        0.50         0.00        0.00        0.00
  gains..........
                            0.56         0.03        0.04        0.00        0.50         0.00        0.01        0.00
Total
  distributions..

Net asset value,          $18.03       $17.65      $15.87      $15.18      $17.86       $17.47      $15.77      $15.13
  end of period..

TOTAL RETURN(a)..          5.38%       11.39%       4.87%       1.20%       5.14%       10.78%       4.33%       0.87%

RATIOS/SUPPLEMENTAL
  DATA:

Net assets, end
  of period (in          $11,962       $8,462      $3,948         $25        $339         $272         $57         $34
  thousands).....
Ratio of net
  investment             (0.21%)        0.43%       1.28%       1.01%     (0.72%)        0.28%       0.10%       0.47%
  income to
  average net
  assets*........
Ratio of
  expenses to              1.60%        1.59%       1.60%       1.60%       2.10%        2.10%       2.10%       2.10%
  average net
  assets*........
Ratio of
  expenses to
  average net              1.60%        1.66%       1.95%       1.93%       4.29%        3.50%       3.50%       2.43%
  assets before
  voluntary
  expense
  limitation*....
Portfolio                    28%          36%         27%          6%         28%          36%         27%          6%
  turnover rate..
Average
  brokerage                $.002        $.031         N/A         N/A       $.002        $.031         N/A         N/A
  commissions(d).

                         Class C                                          Class D
 GE
International            3/31/97                                          3/31/97
Equity Fund            (unaudited)   1996(e)       1995        1994     (unaudited)   1996(e)       1995        1994
(continued)
Inception date             --          --          --         3/2/94                    --          --         3/2/94
Net asset value,
  beginning of            $17.65       $15.88      $15.19      $15.00      $17.76       $15.94      $15.22      $15.00
  period.........
Income (loss)
  from
  investment
  operations:
  Net investment          (0.01)         0.11        0.12        0.00        0.03         0.17        0.12        0.10
  income.........
Net realized and
  unrealized                0.98         1.72        0.65        0.19        0.98         1.73        0.70        0.12
  gains (losses)
  on investments.

Total income                0.97         1.83        0.77        0.19        1.01         1.90        0.82        0.22
  (loss) from
  investment
  operations.....

Less
  distributions
  from:
Net investment              0.03         0.06        0.08        0.00        0.14         0.08        0.10        0.00
  income.........
Net realized                0.50         0.00        0.00        0.00        0.50         0.00        0.00        0.00
  gains..........
                            0.53         0.06        0.08        0.00        0.64         0.08        0.10        0.00
Total
  distributions..

Net asset value,          $18.09       $17.65      $15.88      $15.19      $18.13       $17.76      $15.94      $15.22
  end of period..

TOTAL RETURN(a)..          5.61%       11.54%       5.16%       1.27%       5.74%       11.97%       5.45%       1.47%

RATIOS/SUPPLEMENTAL
  DATA:
Net assets, end
  of period (in           $4,805       $3,230      $1,262        $481     $65,627      $63,225     $32,907     $26,460
  thousands).....
Ratio of net               0.04%
  investment                            0.68%       0.83%       0.66%       0.34%        0.99%       0.97%       1.52%
  income to
  average net
  assets*........
Ratio of
  expenses to              1.35%        1.35%       1.35%       1.35%       1.03%        1.03%       1.07%       1.10%
  average net
  assets*........
Ratio of
  expenses to
  average net              1.51%        1.96%       2.75%       1.68%                    1.03%       1.18%       1.43%
  assets before
  voluntary
  expense
  limitation*....
Portfolio                    28%          36%         27%          6%         28%          36%         27%          6%
  turnover rate..
Average
  brokerage                $.002        $.031         N/A         N/A       $.002        $.031         N/A         N/A
  commissions(d).

See notes accompanying financial highlights.


FINANCIAL HIGHLIGHTS
(continued)

                        Class A                                          Class B
GE Strategic            3/31/97                                         3/31/97
Investment Fund       (unaudited)   1996 (e)    1995 (e)     1994(b)    (unaudited)  1996 (e)    1995 (e)      1994
Inception date                      --          --          12/22/93                 --          --          12/22/93

Net asset
  value,
  beginning of
  period........      $20.33       $18.43      $15.71      $16.21       $20.04      $18.26      $15.62      $16.14
Income (loss)
  from
  investment
  operations:
Net investment          0.33         0.51        0.52        0.48         0.20        0.41        0.40        0.27
  income........
Net realized and
  unrealized
  gains
  (losses) on
  investments...        0.80         1.90        2.57       (0.65)        0.87        1.87        2.58       (0.46)

Total income
  (loss) from           1.13         2.41        3.09       (0.17)        1.07        2.28        2.98       (0.19)
  investment
  operations....

Less
  distributions
  from:
Net investment          0.47         0.43        0.37        0.27         0.33        0.42        0.34        0.27
  income........
Net realized            0.25         0.08        0.00        0.06         0.25        0.08        0.00        0.06
  gains.........

Total                   0.72         0.51        0.37        0.33         0.58        0.50        0.34        0.33
  distributions.

Net asset              $20.74
  value, end of                     $20.33      $18.43      $15.71       $20.53      $20.04      $18.26      $15.62
  period........

TOTAL RETURN(a)....     5.52%       13.35%      20.12%      (1.32%)       5.31%      12.73%      19.53%      (1.25%)

RATIOS/SUPPLEMENTAL
  DATA:
Net assets, end of
  period (in           $32,573      $25,232     $8,778       $1,104      $4,318      $3,701       $882         $150
  thousands).......
Ratio of net
  investment            2.39%        2.60%       2.95%       2.59%        1.88%       2.11%       2.46%       1.92%
  income to
  average net
  assets*..........
Ratio of expenses                                                         1.65%
  to average net        1.15%        1.12%       1.15%       1.15%                    1.65%       1.65%       1.65%
  assets*..........
Ratio of expenses                    1.15%       1.19%       1.58%        1.88%       2.10%       3.50%       2.08%
  to average net
  assets before         1.15%
  voluntary
  expense
  limitation*......
Portfolio turnover       57%          93%         98%         68%          57%         93%         98%         68%
  rate.............
Average brokerage       $.025        $.046        N/A         N/A         $.025       $.046        N/A         N/A
  commissions(d)...


                    Class C                                                 Class D
GE Strategic       3/31/97                                                 3/31/97
Investment         (unaudited)1996 (e)    1995 (e)      1994     1993(c)   (unaudited)  1996 (e)      1995       1994
Fund
(continued)
-----------
Inception                        --         --          --        1/5/93                  --          --       11/29/93
  date
Net asset           $20.38
  value,                       $18.46     $15.72      $16.08      $15.00    $20.44      $18.49      $15.74      $16.02
  beginning
  of period..
Income
  (loss)
  from
  investment
  operations:
Net                  0.22       0.54       0.53        0.44        0.23      0.27        0.63        0.55        0.45
  investment
  income.....
Net realized
  and                0.94       1.92       2.59       (0.48)       0.85      0.92        1.90        2.62       (0.40)
  unrealized
  gains
  (losses)
  on
  investments

Total income
  (loss)             1.16       2.46       3.12       (0.04)       1.08      1.19        2.53        3.17        0.05
  from
  investment
  operations.

Less
  distributions
  from:
Net                  0.49       0.46       0.38        0.26        0.00      0.56        0.50        0.42        0.27
  investment
  income.....
Net realized         0.25       0.08       0.00        0.06        0.00      0.25        0.08        0.00        0.06
  gains......

Total                0.74       0.54       0.38        0.32        0.00      0.81        0.58        0.42        0.33
  distributions

Net asset
  value, end        $20.80     $20.38     $18.46      $15.72      $16.08    $20.82      $20.44      $18.49      $15.74
  of period..

TOTAL RETURN(a).    5.64%      13.58%     20.35%      (0.27%)     8.06%      5.79%      13.95%      20.70%      0.25%

RATIOS/SUPPLEMENTAL
  DATA:
Net assets, end
  of period (in    $31,684    $26,467     $17,821     $13,018    $12,780    $30,316     $36,162     $18,665    $17,159
  thousands)....
Ratio of net
  investment        2.62%      2.81%       3.21%       2.62%      2.68%                  3.16%       3.46%      2.93%
  income to
  average net
  assets*.......
Ratio of
  expenses to       0.90%      0.90%       0.90%       0.85%      0.65%      2.86%       0.58%       0.65%      0.65%
  average net
  assets*.......
Ratio of            0.91%      1.05%       1.03%       1.33%      1.65%      0.65%       0.59%       0.97%      1.08%
  expenses to
  average net
  assets before
  voluntary
  expense
  limitation*...
Portfolio            57%        93%         98%         68%        20%        57%         93%         98%        68%
  turnover rate.
Average             $0.25      $.046        N/A         N/A        N/A       $0.25       $.046        N/A        N/A
  brokerage
  commissions(d)



See notes accompanying financial highlights.



FINANCIAL HIGHLIGHTS
(continued)

                                                                    Class A
GE Tax-Exempt Fund                        4/30/97     10/31/96     10/31/95     10/31/94      10/31/93
                                        (unaudited)
--------------------------------------- ------------ ------------ ------------ ------------ -------------

Inception Date                              --           --           --           --            9/8/93

Net asset value at beginning of period                  $11.31       $10.59       $11.48       $11.50
Income from investment operations:
   Net investment income (loss).....                      0.62         0.55         0.45         0.05
   Net reaalized and unrealized gains
      (losses) on investments.......
                                                          0.05         0.73        (0.78)        0.01
--------------------------------------- ------------ ------------ ------------ ------------ -------------
Total from investment operations....
                                                          0.67         1.28        (0.33)        0.06
--------------------------------------- ------------ ------------ ------------ ------------ -------------

Distributions to Shareholders:
   Net investment income............                     (0.56)       (0.55)       (0.45)       (0.05)
   In excess of net investment income                     --          (0.01)       (0.11)       (0.02)
   Net realized capital gains.......                      --           --           --           --
   In excess of net realized capital                      --           --           --           --
      gains.........................
   Tax return of capital............                      --           --           --          (0.01)
--------------------------------------- ------------ ------------ ------------ ------------ -------------
Total distributions.................
                                                         (0.56)       (0.56)       (0.56)       (0.08)
--------------------------------------- ------------ ------------ ------------ ------------ -------------

Net increase (decrease) in net asset
   value............................                      0.11         0.72        (0.89)       (0.02)
Net asset value at end of period....                    $11.42       $11.31       $10.59       $11.48
--------------------------------------- ------------ ------------ ------------ ------------ -------------

TOTAL RETURN........................                      6.13%       12.24%       (2.99)%       0.54%

RATIOS/SUPPLEMENTAL DATA:
   Ratios to average daily net assets:
      Net expenses..................                      --           --           0.77%        1.15%
      Gross expenses................                      1.52%        1.81%        1.62%        2.09%
      Investment income (loss), net.                      5.42%        5.01%        4.08%        2.73%
   Portfolio turnover rate..........                      5.76%       24.95%        --           --
   Net assets, end of period                            $16.2        $16.0        $14.3        $15.1
   (millions).......................
   Reimbursement of expenses from
    adviser.........................
                                                          0.172        0.199        0.094        0.002





FINANCIAL HIGHLIGHTS
(continued)

                                                                    Class B
GE Tax-Exempt Fund                        4/30/97     10/31/96     10/31/95     10/31/94      10/31/93
                                        (unaudited)
--------------------------------------- ------------ ------------ ------------ ------------ -------------

Inception Date                              --           --           --           --           (9/8/93)
Net asset value at beginning of period                  $11.32       $10.60       $11.48       $11.50
Income from investment operations:
   Net investment income (loss).....                      0.62         0.55         0.43         0.06
   Net reaalized  and unrealized
      gains (losses) on investments.
                                                          0.06         0.73        (0.82)       (0.01)
--------------------------------------- ------------ ------------ ------------ ------------ -------------
Total from investment operations....
                                                          0.68         1.28        (0.39)       (0.03)
--------------------------------------- ------------ ------------ ------------ ------------ -------------

Distributions to Shareholders:
   Net investment income............                     (0.56)       (0.55)       (0.45)       (0.05)
   In excess of net investment income                    --           (0.01)       (0.11)       (0.02)
   Net realized capital gains.......                     --            --           --           --
   In excess of net realized capital                     --            --           --           --
      gains.........................
   Tax return of capital............                     --            --           --          (0.01)
--------------------------------------- ------------ ------------ ------------ ------------ -------------
Total distributions.................                     (0.56)       (0.56)       (0.49)       (0.07)
--------------------------------------- ------------ ------------ ------------ ------------ -------------

Net increase (decrease) in net asset
   value............................                      0.12         0.72        (0.88)       (0.02)
Net asset value at end of period....                     11.44        11.32        10.60        11.48
--------------------------------------- ------------ ------------ ------------ ------------ -------------

TOTAL RETURN........................                      6.12%       12.33%       (3.45)%       0.43%
RATIOS/SUPPLEMENTAL DATA:
   Ratios to average daily net assets
   :
      Net expenses..................                     --           --            1.14%       11.84%
      Gross expenses................                      2.56%        2.56%        2.30%        2.48%
      Investment income (loss), net.                      5.43%       --            3.75%        2.27%
   Portfolio turnover rate..........                     --           24.95%       --           --
   Net assets, end of period                             $9.2         $7.7         $5.0         $1.2
   (millions).......................
   Reimbursement of expenses from
    adviser.........................
                                                          0.257        0.287        0.122        0.003
   Average commission rate..........                     N/A          N/A          N/A          N/A




FINANCIAL HIGHLIGHTS
(continued)

                                          Class C                                         Class D
GE Tax-Exempt         3/31/97                                              3/31/97
Fund (continued)      (unaudited)  1996      1995       1994     1993(c)   (unaudited) 1996       1995       1994
                                   --         --        --       1/5/93                 --         --      11/29/93

Inception date
Net asset
  value,               $11.67     $11.77    $11.32     $12.36    $12.00     $11.67    $11.78     $11.32     $12.11
  beginning of
  period........
Income (loss)
  from
  investment
  operations:
Net investment          0.26       0.53      0.57       0.54      0.33       0.28      0.58       0.60       0.47
  income........
Net realized
  and                   0.01      (0.09)     0.45      (1.06)     0.36       0.01     (0.12)      0.46      (0.80)
  unrealized
  gains
  (losses) on
  investments...

Total income
  (loss) from           0.27       0.44      1.02      (0.52)     0.69       0.29      0.46       1.06      (0.33)
  investment
  operations....

Less
  distributions
  from:
Net investment          0.26       0.54      0.57       0.52      0.33       0.28      0.57       0.60       0.46
  income........
Net realized            0.00       0.00      0.00       0.00      0.00       0.00      0.00       0.00       0.00
  gains.........

Total                   0.26       0.54      0.57       0.52      0.33       0.28      0.57       0.60       0.46
  distributions.

Net asset
  value, end of        $11.68     $11.67    $11.77     $11.32    $12.36     $11.68    $11.67     $11.78     $11.32
  period........

TOTAL RETURN(a)....    2.34%      3.77%     9.23%     (4.30%)    5.48%      2.46%     3.95%      9.59%     (2.80%)

RATIOS/SUPPLEMENTAL
  DATA:
Net assets, end of
  period (in           $7,638    $7,728     $6,816    $6,917    $10,136    $3,032     $2,960     $3,905    $4,995
  thousands).......
Ratio of net
  investment           4.54%      4.57%     4.94%      4.41%     3.56%      4.80%     4.83%      5.20%      4.65%
  income to
  average net
  assets*..........
Ratio of expenses
  to average net        0.50      0.78%     0.85%      0.79%     0.60%      0.25%     0.53%      0.60%      0.60%
  assets*..........
Ratio of expenses
  to average net
  assets before         0.84      1.34%     1.18%      1.33%     1.53%      0.55%     1.03%      1.47%      1.08%
  voluntary
  expense
  limitation*......
Portfolio turnover      70%       145%       86%        23%       29%        70%       145%       86%        23%
  rate.............

See notes accompanying financial highlights.




FINANCIAL HIGHLIGHTS (continued)

                                         Class A                                       Class B

GE Fixed Income Fund
                          3/31/                                        3/31/
                          (unaudited)  1996        1995      1994(b)   (unaudited)   1996       1995        1994
                                        --         --       12/22/93                  --         --       12/22/93
Inception date
Net asset value,
  beginning of             $11.69     $11.91     $11.27      $12.19     $11.70      $11.91     $11.26     $12.15
  period............
Income (loss) from
  investment
  operations:
Net investment              0.34       0.65       0.73        0.47       0.31        0.60       0.65       0.42
  income............
Net realized and
  unrealized gains         (0.07)     (0.19)      0.63       (0.84)     (0.06)      (0.20)      0.66      (0.81)
  (losses) on
  investments.......

Total income (loss)
  from investment           0.27       0.46       1.36       (0.37)      0.25        0.40       1.31      (0.39)
  operations........

Less distributions
  from:
Net investment              0.34       0.68       0.72        0.47       0.31        0.61       0.66       0.42
  income............
Net realized gains..        0.00       0.00       0.00        0.08       0.00        0.00       0.00       0.08
Total distributions.        0.34       0.68       0.72        0.55       0.31        0.61       0.66       0.50
Net asset value,
  end of period.....       $11.62     $11.69     $11.91      $11.27     $11.64      $11.70     $11.91     $11.26

TOTAL RETURN(a).......     2.32%      3.91%      12.48%     (3.02%)      2.15%      3.41%      11.98%     (3.31%)

RATIOS/SUPPLEMENTAL
  DATA:

Net assets, end of
  period (in thousands)   $15,020    $15,653     $5,400     $26,023     $1,518      $1,673      $234        $65
Ratio of net
  investment income to     5.75%      5.66%       6.22%      5.37%       5.24%      5.19%      5.57%       4.83%
  average net assets*.
Ratio of expenses to
  average net assets*.     1.10%      1.05%       1.08%      1.10%       1.60%      1.60%      1.60%       1.58%
Ratio of expenses to
  average net assets
  before voluntary         1.13%      1.12%       1.18%      1.51%       2.13%      2.44%      3.50%       2.01%
  expense limitation*.
Portfolio turnover rate     128%       275%       315%        298%       128%        275%       315%       298%


                                            Class C                                       Class D
GE Fixed Income
Fund (continued)
                        3/31/97                                              3/31/
                        (unaudited)  1996       1995      1994     1993(c)   (unaudited)  1996      1995      1994
Inception date                        --        --         --       1/5/93                --         --      11/29/93
Net asset value,
  beginning of           $11.70     $11.92     $11.27    $12.31     $12.00    $11.69     $11.92    $11.27
  period..........                                                                                            $12.17
Income (loss)
  from investment
  operations:
Net investment            0.35       0.69       0.73      0.61       0.36      0.37       0.72      0.77       0.55
  income..........
Net realized and
  unrealized             (0.06)     (0.21)      0.67     (0.96)      0.31     (0.06)     (0.22)     0.65
  gains (losses)                                                                                              (0.83)
  on investments..
Total income
  (loss) from             0.29       0.48       1.40     (0.35)      0.67      0.31       0.50      1.42
  investment                                                                                                  (0.28)
  operations......

Less
  distributions
  from:
Net investment            0.35       0.70       0.75      0.61       0.36      0.37       0.73      0.77       0.54
  income..........
Net realized gains        0.00       0.00       0.00      0.08       0.00      0.00       0.00      0.00       0.08

Total                     0.35       0.70       0.75      0.69       0.36      0.37       0.73      0.77       0.62
  distributions...

Net asset value,
  end of period...       $11.64     $11.70     $11.92    $11.27     $12.31    $11.63     $11.69    $11.92
                                                                                                              $11.27

TOTAL RETURN(a)......    2.52%      4.10%     12.81%    (2.97%)     5.24%     2.66%      4.32%     13.10%    (2.34%)

RATIOS/SUPPLEMENTAL
  DATA:
Net assets, end of
  period (in            $30,343    $28,115    $21,401   $13,600    $11,485   $14,715    $19,098    $6,642    $2,732
  thousands).........
Ratio of net
  investment income      5.98%      5.84%      6.37%     5.22%      3.87%     6.21%      6.14%     6.57%     5.40%
  to average net
  assets*............
Ratio of expenses to
  average net assets*    0.85%      0.85%      0.85%     0.79%      0.60%     0.60%      0.55%     0.59%     0.58%
Ratio of expenses to
  average net assets
  before voluntary       0.92%      0.99%      0.95%     1.26%      1.63%     0.60%      0.57%     2.50%     1.01%
  expense limitation*
Portfolio turnover        128%       275%      315%       298%       68%       128%      275%       315%      298%
  rate...............

See notes accompanying financial highlights




FINANCIAL HIGHLIGHTS (continued)

                                        Class A                                 Class B
 GE Short-Term
Government Fund
                          3/31/97                                   3/31/
                          (unaudited) 1996       1995      1994     (unaudited) 1996       1995      1994
                                        --        --       3/2/94                 --        --       3/2/94

Inception date
Net asset value,
  beginning of             $11.78    $11.91     $11.72    $12.00     11.78     $11.90     $11.72    $12.00
  period............
Income (loss) from
  investment
  operations:
Net investment              0.31      0.60       0.64      0.35       0.28      0.56       0.59      0.33
  income............
Net realized and
  unrealized gains         (0.02)    (0.06)      0.21     (0.30)     (0.02)    (0.05)      0.21     (0.31)
  (losses) on
  investments.......

Total income (loss)
  from investment           0.29      0.54       0.85      0.05       0.26      0.51       0.80      0.02
  operations........

Less distributions
  from:
Net investment              0.31      0.61       0.66      0.33       0.29      0.57       0.62      0.30
  income............
Net realized gains..        0.01      0.06       0.00      0.00       0.01      0.06       0.00      0.00
Total distributions.        0.32      0.67       0.66      0.33       0.30      0.63       0.62      0.30
Net asset value,           $11.75    $11.78     $11.91    $11.72     $11.74    $11.78     $11.90    $11.72
  end of period.....
TOTAL RETURN(a).....       2.57%     4.63%      7.48%     0.40%      2.31%     4.35%      7.01%     0.20%

RATIOS/SUPPLEMENTAL
  DATA:

Net assets, end of
  period (in               $616       $340      $285       $35        $88       $145       $83       $25
  thousands)........
Ratio of net
  investment income        5.26%     5.04%      5.27%     4.75%      4.85%     4.67%      5.07%     4.38%
  to average net
  assets*...........
Ratio of expenses
  to average net           0.95%     0.95%      0.95%     0.95%      1.30%     1.30%      1.30%     1.30%
  assets*...........
Ratio of expenses
  to average net
  assets before            2.76%     3.00%      3.00%     1.71%      7.28%     3.35%      3.35%     2.06%
  voluntary expense
  limitation*.......
Portfolio turnover          94%       201%      415%       146%       94%       201%      415%       146%
  rate..............



                          Class C
                                                                    Class D
 GE Short-Term
Government Fund
(continued)
                          3/31/97                                   3/31/97
                          (unaudited) 1996       1995      1994     (unaudited) 1996       1995      1994
Inception date                         --        --       3/2/94                 --        --       3/2/94
Net asset value,
  beginning of             $11.79    $11.91     $11.72    $12.00     $11.78    $11.90     $11.72    $12.00
  period............
Income (loss) from
  investment
  operations:
Net investment              0.32      0.63       0.66      0.36       0.34      0.66       0.69      0.39
  income............
Net realized and
  unrealized gains         (0.02)    (0.05)      0.22     (0.30)     (0.03)    (0.05)      0.21     (0.31)
  (losses) on
  investments.......
Total income (loss)
  from investment           0.30      0.58       0.88      0.06       0.31     |0.61       0.90      0.08
  operations........

Less distributions
  from:
Net investment              0.33      0.64       0.69      0.34       0.34      0.67       0.72      0.36
  income............
Net realized gains..        0.01      0.06       0.00      0.00       0.01      0.06       0.00      0.00

Total distributions.        0.34      0.70       0.69      0.34       0.35      0.73       0.72      0.36

Net asset value,           $11.75    $11.79     $11.91    $11.72     $11.74    $11.78     $11.90    $11.72
  end of period.....


TOTAL RETURN(a).....       2.61%     4.98%      7.74%     0.53%      2.74%     5.24%      7.92%     0.69%

RATIOS/SUPPLEMENTAL
  DATA:
Net assets, end of
  period (in              $4,819     $3,653    $2,437      $287     $7,530     $7,786    $8,048     $7,822
  thousands)........
Ratio of net
  investment income        5.46%     5.28%      5.62%     5.18%      5.69%     5.54%      5.89%     5.32%
  to average net
  assets*...........
Ratio of expenses
  to average net           0.70%     0.70%      0.70%     0.70%      0.45%     0.45%      0.45%     0.45%
  assets*...........
Ratio of expenses
  to average net
  assets before            1.10%     1.34%      1.84%     1.46%      0.72%     0.83%      0.98%     1.21%
  voluntary expense
  limitation*.......
Portfolio turnover          94%       201%      415%       146%       94%       201%      415%       146%
  rate..............

See notes accompanying financial highlights.



Financial Highlights (continued)
                                                                    Class A
GE Mid-Cap Growth Fund                    4/30/97     10/31/96     10/31/95     10/31/94      10/31/93
                                        (unaudited)
--------------------------------------- ------------ ------------ ------------ ------------ -------------
Inception date                              --           --           --           --           (9/8/93)
Net asset value at beginning of period                   11.38         8.81         8.69         8.50
Income from investment operations:
   Net investment income (loss).....                      0.00         0.01        (0.01)       --
   Net realized  and unrealized
      gains (losses) on investments.
                                                          1.78         2.56         0.21         0.19
--------------------------------------- ------------ ------------ ------------ ------------ -------------
Total from investment operations....
                                                          1.78         2.57         0.20         0.19
--------------------------------------- ------------ ------------ ------------ ------------ -------------

Distributions to Shareholders:
   Net investment income............                     --           --           --           --
   In excess of net investment income                    --           --           --           --
   Net realized capital gains.......                     --           --           --           --
   In excess of net realized capital                     --           --           (0.08)       --
      gains.........................
   Tax return of capital............                     --           --           --           --
--------------------------------------- ------------ ------------ ------------ ------------ -------------
Total distributions.................
                                                         --           --           (0.08)       --
--------------------------------------- ------------ ------------ ------------ ------------ -------------

Net increase (decrease) in net asset
   value............................                      1.78         2.57         0.12         0.19
Net asset value at end of period....                    $13.16       $11.38        $8.81        $8.69
--------------------------------------- ------------ ------------ ------------ ------------ -------------

TOTAL RETURN........................                     15.64%       29.17%        2.48%        2.24%
RATIOS/SUPPLEMENTAL DATA:
   Ratios to average daily net assets
   (%):
      Net expenses..................                      1.35%        1.35%        1.34%        1.39%
      Gross expenses................                      1.70%        2.44%        3.53%        4.83%
      Investment income (loss), net.                      0.03%        0.10%       (0.11)%      (0.30)%
   Portfolio turnover rate..........                     40.89%       73.74%      100.41%       46.31%
   Net assets, end of period                             $8.2         $6.0         $4.2         $3.3
   (millions).......................
   Reimbursement of expenses from
    adviser.........................
                                                          0.043        0.100        0.182        0.006
   Average commission rate..........                     $0.050       N/A          N/A          N/A


See notes accompanying financial highlights



FINANCIAL HIGHLIGHTS (continued)

                                                                    Class B
GE Mid-Cap Growth Fund                    4/30/97     10/31/96     10/31/95     10/31/94      10/31/93
(continued)                             (unaudited)
--------------------------------------- ------------ ------------ ------------ ------------ -------------
Inception Date                              --           --           --           --           (9/8/93)
Net asset value at beginning of period                  $11.21        $8.74        $8.70        $8.50
Income from investment operations:
   Net investment income (loss).....                     (0.09)       (0.05)       (0.04)       --
   Net realized  and unrealized
      gains (losses) on investments.
                                                          1.75         2.52         0.16         0.20
--------------------------------------- ------------ ------------ ------------ ------------ -------------
Total from investment operations....
                                                          1.66         2.47         0.12         0.20
--------------------------------------- ------------ ------------ ------------ ------------ -------------

Distributions to Shareholders:
   Net investment income............                     --           --           --           --
   In excess of net investment income                    --           --           --           --
      Net realized capital gains....                     --           --           --           --
   In excess of net realized capital                     --           --           (0.08)       --
      gains.........................
   Tax return of capital............                     --           --           --           --
--------------------------------------- ------------ ------------ ------------ ------------ -------------
Total distributions.................
                                                         --           --           (0.08)       --
--------------------------------------- ------------ ------------ ------------ ------------ -------------

Net increase (decrease) in net asset
   value............................                      1.66         2.47         0.04         0.20
Net asset value at end of period....                    $12.87       $11.21        $8.74        $8.70
--------------------------------------- ------------ ------------ ------------ ------------ -------------

TOTAL RETURN........................                     14.81%       28.26%        1.67%        2.35%
RATIOS/SUPPLEMENTAL DATA:
   Ratios to average daily net assets:
      Net expenses..................                      2.10%        2.10%        2.09%        1.86%
      Gross expenses................                      2.41%        3.19%        4.06%        5.04%
      Investment income (loss), net.                     (0.73)%      (0.66)%      (0.82)%      (1.38)%
   Portfolio turnover rate..........                     40.89%       73.74%      100.41%       46.31%
   Net assets, end of period                            $27.6        $14.3         $5.8         $0.6
   (millions).......................
   Reimbursement of expenses from                         0.037        0.082        0.176        0.001
    adviser.........................
   Average commission rate..........                     $0.050       N/A          N/A          N/A

See notes accompanying financial highlights




Financial Highlights (continued)


                                                                    Class A
GE Value Equity Fund                      4/30/97     10/31/96     10/31/95     10/31/94      10/31/93
                                        (unaudited)
--------------------------------------- ------------ ------------ ------------ ------------ -------------
Inception Date                              --           --           --           --           (9/8/93)
Net asset value at beginning of period                   $8.95        $7.51        $7.63        $7.50
Income from investment operations:
   Net investment income (loss).....                      0.05         0.14         0.13         0.01
   Net realized  and unrealized
      gains (losses) on investments.
                                                          1.99         1.45        (0.16)        0.12
--------------------------------------- ------------ ------------ ------------ ------------ -------------
Total from investment operations....
                                                          2.04         1.59        (0.03)        0.13
--------------------------------------- ------------ ------------ ------------ ------------ -------------

Distributions to Shareholders:
   Net investment income............                     (0.09)       (0.15)       (0.09)       --
   In excess of net investment income                    (0.00)       --           --           --
   Net realized capital gains.......                     (0.07)       --           --           --
   In excess of net realized capital                     --           --           --           --
      gains.........................
   Tax return of capital............                     --           --           --           --
--------------------------------------- ------------ ------------ ------------ ------------ -------------
Total distributions.................
                                                         (0.16)       (0.15)       (0.09)       --
--------------------------------------- ------------ ------------ ------------ ------------ -------------

Net increase (decrease) in net asset
   value............................                      1.88         1.44        (0.12)        0.13
Net asset value at end of period....                    $10.83        $8.95        $7.51        $7.6
--------------------------------------- ------------ ------------ ------------ ------------ -------------
                                                         23.10%       21.45%       (0.32)%       1.73%
TOTAL RETURN........................

RATIOS/SUPPLEMENTAL DATA:
   Ratios to average daily net assets:
      Net expenses..................                      1.35%        1.35%        1.35%        1.42%
      Gross expenses................                      1.73%        2.43%        3.55%        6.37%
      Investment income (loss), net.                      1.03%        1.71%        1.92%        0.73%
   Portfolio turnover rate..........                    100.02%       27.41%       14.53%        6.04%
   Net assets, end of period                             $5.8         $4.1         $3.2         $2.2
   (millions).......................
   Reimbursement of expenses from                         0.018        0.086        0.165        0.008
    adviser.........................
   Average commission rate..........                     $0.050       N/A          N/A          N/A

See notes accompanying financial highlights





FINANCIAL HIGHLIGHTS (continued)
                                                                    Class B
GE Value Equity Fund                      4/30/97     10/31/96     10/31/95     10/31/94      10/31/93
(continued)                             (unaudited)
--------------------------------------- ------------ ------------ ------------ ------------ -------------
Inception date                              --           --           --           --           (9/8/93)
Net asset value at beginning of period                   $8.93        $7.50        $7.64        $7.50
Income from investment operations:
   Net investment income (loss).....                      0.04         0.07         0.08        (0.01)
   Net realized  and unrealized
      gains (losses) on investments.
                                                          1.93         1.45        (0.17)        0.15
--------------------------------------- ------------ ------------ ------------ ------------ -------------
Total from investment operations....
                                                          1.97         1.52        (0.09)        0.14
--------------------------------------- ------------ ------------ ------------ ------------ -------------

Distributions to Shareholders:
   Net investment income............                     (0.04)       (0.09)       (0.05)       --
   In excess of net investment income                    (0.00)       --           --           --
   Net realized capital gains.......                     (0.07)       --           --           --
   In excess of net realized capital                     --           --           --           --
      gains.........................
   Tax return of capital............                     --           --           --           --
--------------------------------------- ------------ ------------ ------------ ------------ -------------
Total distributions.................
                                                         (0.11)       (0.09)       (0.05)       --
--------------------------------------- ------------ ------------ ------------ ------------ -------------

Net increase (decrease) in net asset
   value............................                      1.86         1.43        (0.14)        0.14
Net asset value at end of period....                    $10.79        $8.93        $7.50        $7.64
--------------------------------------- ------------ ------------ ------------ ------------ -------------

TOTAL RETURN........................                     22.30%       20.50%       (1.10)%       1.87%

RATIOS/SUPPLEMENTAL DATA:
   Ratios to average daily net assets:
      Net expenses..................                      2.10%        2.10%        2.10%        2.04%
      Gross expenses................                      2.40%        3.18%        4.02%        6.38%
      Investment income (loss), net.                      0.23%        0.94%        1.09%       (1.07)%
   Portfolio turnover rate..........                    100.02%       27.41%       14.53%        6.04%
   Net assets, end of period                            $33.3        $14.4         $8.0         $0.5
   (millions).......................
   Reimbursement of expenses from
    adviser.........................
                                                          0.050        0.083        0.163        0.002
   Average commission rate..........                     $0.050       N/A          N/A          N/A


See notes accompanying financial highlights




Financial Highlights (continued)

                                                                    Class A
GE Government Securities Fund             4/30/97     10/31/96     10/31/95     10/31/94      10/31/93
                                        (unaudited)
--------------------------------------- ------------ ------------ ------------ ------------ -------------
Inception date                              --           --           --           --            9/8/93
Net asset value at beginning of period                   $8.70        $8.43       $10.14       $10.32
Income from investment operations:
   Net investment income (loss).....                      0.62         0.58         0.70         0.12
   Net realized  and unrealized
      gains (losses) on investments.
                                                         (0.22)        0.38        (1.60)       (0.18)
--------------------------------------- ------------ ------------ ------------ ------------ -------------
Total from investment operations....                      0.40         0.96        (0.90)       (0.06)
--------------------------------------- ------------ ------------ ------------ ------------ -------------

Distributions to Shareholders:
   Net investment income............                     (0.54)       (0.58)       (0.70)       (0.12)
   In excess of net investment income                     --           --           --           --
   Net realized capital gains.......                      --           --          (0.03)        --
   In excess of net realized capital                      --           --           --           --
      gains.........................
   Tax return of capital............                     (0.08)       (0.11)       (0.08)        --
--------------------------------------- ------------ ------------ ------------ ------------ -------------
Total distributions.................                     (0.62)       (0.69)       (0.81)       (0.12)
--------------------------------------- ------------ ------------ ------------ ------------ -------------

Net increase (decrease) in net asset
   value............................                     (0.22)        0.27        (1.71)       (0.18)
Net asset value at end of period....                     $8.48        $8.70        $8.43       $10.14
--------------------------------------- ------------ ------------ ------------ ------------ -------------

TOTAL RETURN........................                      4.80%       11.77%       (9.17)%      (0.60)%

RATIOS/SUPPLEMENTAL DATA:
   Ratios to average daily net assets:
      Net expenses..................                      0.90%        1.01%        0.99%        0.95%
      Gross expenses................                      0.90%        1.01%        0.99%        0.95%
      Investment income (loss), net.                      6.59%        6.78%        7.09%        6.81%
   Portfolio turnover rate..........                    334.41%      315.71%      128.82%       75.96%
   Net assets, end of period                            $29.1        $27.0        $22.0         $0.1
   (millions).......................
   Reimbursement of expenses from
    adviser.........................
                                                         N/A          N/A          N/A          N/A


See notes accompanying financial highlights





Financial Highlights (continued)
                                                                           Class B
GE Government Securities Fund             4/30/97     10/31/96     10/31/95     10/31/94      10/31/93     10/31/92
(continued)                             (unaudited)
--------------------------------------- ------------ ------------ ------------ ------------ ------------- ------------
Inception date                                           --           --           --           --            --
Net asset value at beginning of period                   $8.71        $8.42       $10.14        $9.95         $9.98
Income from investment operations:
   Net investment income (loss).....                      0.55         0.51         0.60         0.71          0.73
   Net realized  and unrealized
      gains (losses) on investments.
                                                         (0.22)        0.41        (1.58)        0.20          0.03
--------------------------------------- ------------ ------------ ------------ ------------ ------------- ------------
Total from investment operations....
                                                          0.33         0.92        (0.98)        0.91          0.76
--------------------------------------- ------------ ------------ ------------ ------------ ------------- ------------

Distributions to Shareholders:
   Net investment income............                     (0.48)       (0.52)       (0.60)       (0.71)        (0.73)
   In excess of net investment income                     --           --           --          (0.01)         --
   Net realized capital gains.......                      --           --          (0.03)        --           (0.06)
   In excess of net realized capital                      --           --           --           --            --
      gains.........................
   Tax return of capital............         `           (0.07)       (0.11)       (0.08)        --            --
--------------------------------------- ------------ ------------ ------------ ------------ ------------- ------------
Total distributions.................
                                                         (0.55)       (0.63)       (0.74)       (0.72)        (0.79)
--------------------------------------- ------------ ------------ ------------ ------------ ------------- ------------

Net increase (decrease) in net asset
   value............................                     (0.22)        0.29        (1.72)        0.19         (0.03)
Net asset value at end of period....                     $8.49        $8.71        $8.42       $10.14         $9.95
--------------------------------------- ------------ ------------ ------------ ------------ ------------- ------------

TOTAL RETURN........................                      4.00%       11.19%       (9.98)%       9.48%         7.74%

RATIOS/SUPPLEMENTAL DATA:
   Ratios to average daily net assets:
      Net expenses..................                      1.69%        1.76%        1.76%        1.73%         1.64%
      Gross expenses................                      1.69%        1.76%        1.76%        1.73%         1.64%
      Investment income (loss), net.                      5.77%        6.08%        6.45%        6.96%         7.08%
   Portfolio turnover rate..........                    334.41%      315.71%      128.82%       75.96%       101.31%
   Net assets, end of period                           $747.2     $1,112.0     $1,252.0     $1,343.0        $786.0
   (millions).......................
   Reimbursement of expenses from                        N/A          N/A          N/A          N/A           N/A
    adviser.........................


See notes accompanying financial highlights




FINANCIAL HIGHLIGHTS (continued)

                                                                           Class B
GE Government Securities Fund              1991         1990         1989         1988          1987
(continued)
--------------------------------------- ------------ ------------ ------------ ------------ -------------
Inception date                              --           --           --                      4/22/87
Net asset value at beginning of period      $9.54        $9.70        $9.71        $9.62       $10.00
Income from investment operations:
   Net investment income (loss).....         0.72         0.81         0.88         0.87         0.42
   Net realized  and unrealized              0.56
      gains (losses) on investments.
                                                         (0.11)       (0.01)`       0.14        (0.36)
--------------------------------------- ------------ ------------ ------------ ------------ -------------
Total from investment operations....         1.28
                                                          0.70         0.87         1.01         0.06
--------------------------------------- ------------ ------------ ------------ ------------ -------------

Distributions to Shareholders:
   Net investment income............        (0.72)       (0.81)       (0.88)       (0.87)       (0.42)
   In excess of net investment income       --            --           --           --          --
   Net realized capital gains.......        (0.11)        --           --          (0.05)        (0.02)
   In excess of net realized capital        --            --           --           --           --
      gains.........................
   Tax return of capital............        (0.01)       (0.05)       --           --            --
--------------------------------------- ------------ ------------ ------------ ------------ -------------
Total distributions.................        (0.84)
                                                         (0.86)       (0.88)       (0.92)       (0.44)
--------------------------------------- ------------ ------------ ------------ ------------ -------------

Net increase (decrease) in net asset
   value............................        (0.22)        0.29        (1.72)        0.19        (0.03)
Net asset value at end of period....        $9.98        $9.54        $9.70        $9.71        $9.62
--------------------------------------- ------------ ------------ ------------ ------------ -------------
                                            14.08%
TOTAL RETURN........................                      7.55%        9.59%       10.96%        0.69%

RATIOS/SUPPLEMENTAL DATA:
   Ratios to average daily net assets:
      Net expenses..................         1.81%        1.59%        0.89%        0.50%        0.50%
      Gross expenses................         1.81%        1.95%        2.08%        3.00%        5.75%
      Investment income (loss), net.         7.11%        8.32%        9.17%        9.20%        8.17%
   Portfolio turnover rate..........       111.97%       50.44%       37.23%       66.04%      159.76%
   Net assets, end of period              $213.0        $72.0        $57.0        $35.0         $7.0
   (millions).......................
   Reimbursement of expenses from          N/A           0.03         0.10         0.10          0.20
    adviser.........................



See notes accompanying financial highlights




FINANCIAL HIGHLIGHTS (continued)

GE Money Market           3/31/97
Fund                    (unaudited)          1996              1995             1994               1993(c)
----                    -----------          ----              ----             ----               -------


Inception date                               --                 --                --                 1/5/93
Net asset value,          $1.00
beginning of                                 $1.00             $1.00            $1.00                $1.00
 period............
Income (loss) from
 investment operations:
Net investment income      0.02               0.05              0.05             0.03                 0.02
Net realized and
 unrealized gains          0.00               0.00              0.00             0.00                 0.00
 (losses) on
  investments......

Total income from          0.02               0.05              0.05             0.03                 0.02
 investment operations
Less distributions from:
Net investment income      0.00               0.05              0.05             0.03                 0.02
Net realized gains...      0.02               0.00              0.00             0.00                 0.00

Total distributions..                         0.05              0.05             0.03                 0.02

Net asset value,
end of period........     $1.00              $1.00             $1.00            $1.00                $1.00

TOTAL RETURN(a)......      2.50%              5.18%             5.52%            3.31%                1.64%

RATIOS/SUPPLEMENTAL
  DATA:

Net assets,
 end of period
(in thousands).......    $104,626          $85,842            $71,664         $53,607             $17,197

Ratio of net
investment income          4.97%               5.06%             5.32%          3.41%               2.27%
 to average net
 assets*.............

Ratio of expenses to
 average net assets*       0.45%               0.45%             0.45%          0.45%               0.45%

Ratio of expenses to
 average net assets
 before voluntary
 expense limitation*       0.58%               0.66%             0.70%          1.04%               1.48%






-----------

(a) Total returns are historical and assume changes in share price, reinvestment of dividends and capital gains, and assume no sales charge. Had the advisor not absorbed a portion of expenses, total return would have been lower. Periods less than one year are not annualized.


(b) Per share information is for the period since inception through September 30, 1994, and the total return information is for the period January 1, 1994, start of investment operations, through September 30, 1994.


(c) Per share information is for the period since inception through September 30, 1993, and the total return information is for the period February 22, 1993, start of investment operations, through September 30, 1993, except for GE Tax-Exempt Fund, which is from February 26, 1993 through September 30, 1993.


(d) For the fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for trades on which commissions are charged. This rate does not reflect mark-ups, mark-downs or spreads on shares traded on a principal basis.


(e) Per share data is based on average shares outstanding during the period. Certain reclassifications have been made to prior year balances to conform to the classifications used in 1996.


*      Annualized for periods less than one year.

PERFORMANCE

The chart below shows each Fund's historical performance for the referenced period compared to the historical performance of broad market indexes for the same  time  period  and  of  mutual  funds  (the  "Elfun  and  S&S  Funds")  and institutional private accounts having similar objectives for which the investment adviser is either GE Investment Management Incorporated ("GEIM"), the GE Funds investment adviser and administrator, or General Electric Investment Corporation ("GEIC"), and together with GEIM collectively referred to as "GE Investments"), a sister company of GEIM wholly-owned by General Electric Company ("GE"). The professionals responsible for the investment operations of GEIM and the GE Funds serve in similar capacities with respect to GEIC. The data, calculated on an average annual total return basis, is provided to illustrate the past performance of GE Investments in managing accounts substantially similar to the GE Funds. These accounts consist of separate and distinct portfolios and their performance is not indicative of or a substitute for the past or future performance of the GE Funds.

The performance data for GE Mid-Cap Growth Fund, GE Value Equity Fund, GE Tax-Exempt Fund and GE Government Securities Fund reflects the prior performance of Investors Trust Growth Fund, Investors Trust Value Fund, Investors Trust Tax Free Fund and Investors Trust Government Fund, respectively, each a series of Investors Trust, as compared to historical performance of broad market indexes for the same time period. Brown Brothers Harriman & Co, ("Brown Brothers"), the sub-investment adviser to Investors Trust Tax Free Fund, has been retained to manage GE Tax-Exempt Fund. The data, calculated on an average annual total return basis, is provided to illustrate the past performance of funds that were managed substantially similarly to GE Mid-Cap Growth Fund, GE Value Equity Fund, GE Tax-Exempt Fund and GE Government Securities Fund. These Investors Trust funds consist of separate and distinct portfolios and their performance is not indicative of or a substitute for the past or future performance of their corresponding GE Funds.


                                                Average Annual Total Return (in %) (as of 3/31/97)
                               --------------------------------------------------------------------------------------
                                                                                             Load Adjusted
                                 One     Three    Five      Ten         Since         One     Three       Since
                                Year     Year     Year      Year      Inception      Year     Year      Inception
                                 --       --       --       --       (12/31/96)       --       --       (12/31/96)
GE Premier Growth Equity Fund
     Class A                     --       --       --       --           --           --       --          --
     Class B                     --       --       --       --           --           --       --          --
     Class C                     --       --       --       --           --           N/A      N/A         N/A
     Class D                     --       --       --       --           --           N/A      N/A         N/A
Elfun Trusts                     22.36    18.04    15.52    14.71        N/A          N/A      N/A         N/A
S&P Index                        20.33    17.41    15.23    14.95        N/A          N/A      N/A         N/A
------------------------------ -------- -------- -------- --------- --------------- -------- -------- ---------------

GE U.S. Equity Fund
     Class A                    18.36     --       --       --      15.45 (1/1/94)   12.74     --     13.43 (1/1/94)
     Class B                    17.78     --       --       --          15.19        13.78     --         14.64
                                                                      (12/22/93)                        (12/22/93)
     Class C                    18.70    14.95     --       --          15.38         N/A      N/A         N/A
                                                                      (2/22/93)
     Class D                    18.97     --       --       --          16.08         N/A      N/A         N/A
                                                                      (11/29/93)

U.S. Multi-Style(R)Equity        19.15    15.32    14.64     N/A     14.32 (4/1/91)    N/A      N/A         N/A
Composite
S&P Index                       20.33    17.41    15.23    14.95         N/A          N/A      N/A         N/A
------------------------------ -------- -------- -------- --------- --------------- -------- -------- ---------------

GE Short-Term Government Fund
     Class A                     4.63     --       --       --      4.81 (3/2/94)    2.01      --     3.79 (3/2/94)
     Class B                     4.35     --       --       --      4.45 (3/2/94)    1.38      --     3.73 (3/2/94)
     Class C                     4.98     --       --       --      5.10 (3/2/94)     N/A      --          N/A
     Class D                     5.24     --       --       --      5.34 (3/2/94)     N/A      --          N/A
Lehman Brothers 1-3 Year         5.66     4.96     5.93     7.16         N/A          N/A      N/A         N/A
Government Bond Index
------------------------------ -------- -------- -------- --------- --------------- -------- -------- ---------------





------------------------------ -------- -------- -------- --------- --------------- -------- -------- ---------------
GE Global Equity Fund
     Class A                    11.18     --       --       --      7.76 (1/1/94)    5.90      --     5.86 (1/1/94)
     Class B                    10.61     --       --       --           8.25        6.61      --          7.63
                                                                      (12/22/93)                        (12/22/93)
     Class C                    11.44    11.03     --       --          13.14         N/A      N/A         N/A
                                                                      (2/22/93)
     Class D                    11.71     --       --       --          11.25         N/A      N/A         N/A
                                                                      (11/29/93)
Elfun Global Fund               12.45    12.57    13.11    --       11.46 (1/1/88)    N/A      N/A         N/A
Morgan Stanley World Index      13.66    11.83    10.73    10.58         N/A          N/A      N/A         N/A
------------------------------ -------- -------- -------- --------- --------------- -------- -------- ---------------

GE International Equity Fund
     Class A                    11.39     --       --       --      6.70 (3/2/94)    6.10      --     4.70 (3/2/94)
     Class B                    10.78     --       --       --      6.13 (3/2/94)    6.78      --     5.40 (3/2/94)
     Class C                    11.54     --       --       --      6.90 (3/2/94)     N/A      N/A         N/A
     Class D                    11.97     --       --       --      7.26 (3/2/94)     N/A      N/A         N/A
International Equity            11.41    11.19    10.31   N/A       7.66 (4/1/91)     N/A      N/A         N/A
Composite
Morgan Stanley EAFE Index        8.62     8.07     8.17     8.67         N/A          N/A      N/A         N/A
------------------------------ -------- -------- -------- --------- --------------- -------- -------- ---------------

GE Strategic Investment Fund
     Class A                    13.35     --       --       --      11.34 (1/1/94)   7.96      --     9.39 (1/1/94)
     Class B                    12.73     --       --       --          10.82        8.73      --         10.23
                                                                      (12/22/93)                        (12/22/93)
     Class C                    13.58    10.88     --       --          11.33         N/A      N/A         N/A
                                                                      (2/22/93)
     Class D                    13.95     --       --       --          11.98         N/A      N/A         N/A
                                                                      (11/29/93)
Elfun Diversified Fund          14.07    11.79    11.83     --      11.61 (1/1/88)    N/A      N/A         N/A
S&P Index & LB Aggregate        14.16    12.45    12.12    12.43         N/A          N/A      N/A         N/A
Index Composite
------------------------------ -------- -------- -------- --------- --------------- -------- -------- ---------------

GE Tax-Exempt Fund
     Class C                     3.77     2.75     --        --     3.82 (2/26/93)    N/A      N/A         N/A
     Class D                     3.95     --       --        --          3.65         N/A      N/A         N/A
                                                                      (11/29/93)
Elfun Tax-Exempt Income Fund     6.15     4.20     7.00     7.64    10.43 (1/1/80)    N/A      N/A         N/A
Lehman Brothers Municipal        6.04     4.78     7.45     7.89         N/A          N/A      N/A         N/A
Bond Index
------------------------------ -------- -------- -------- --------- --------------- -------- -------- ---------------

GE Fixed Income Fund
     Class A                     3.91     --       --       --      4.66 (1/1/94)    0.50      --     3.01 (1/1/94)
     Class B                     3.41     --       --       --           4.15        0.46      --          3.51
                                                                      (12/22/93)                        (12/22/93)
     Class C                     4.10     4.45     --       --      5.16 (2/22/93)    N/A      N/A         N/A
     Class D                     4.32     --       --       --           5.11         N/A      N/A         N/A
                                                                      (11/29/93)
Elfun Income Fund                5.10     5.13     7.52     8.20        10.53         N/A      N/A         N/A
                                                                      (12/31/83)
S&S Long Term Interest Fund      5.20     5.20     7.56     8.38         N/A          N/A      N/A         N/A
Lehman Brothers Aggregate        4.90     5.01     7.46     8.66         N/A          N/A      N/A         N/A
Bond Index
------------------------------ -------- -------- -------- --------- --------------- -------- -------- ---------------

GE Money Market Fund             5.18     4.66     --       --      4.33 (2/22/93)    N/A      N/A         N/A
Elfun Money Market Fund          5.32     4.93     4.51     --      5.12 (6/13/90)    N/A      N/A         N/A
90 Day T-Bill                    5.21     4.89     4.32     5.62         N/A          N/A      N/A         N/A

------------------------------ -------- -------- -------- --------- --------------- -------- -------- ---------------





                                                Average Annual Total Return (in %) (as of 4/30/97)
                               --------------------------------------------------------------------------------------
                                                                                             Load Adjusted
                                 One     Three    Five      Ten         Since         One     Three       Since
                                Year     Year     Year      Year      Inception      Year     Year      Inception
------------------------------ -------- -------- -------- --------- --------------- -------- -------- ---------------

                                                   --        --
GE Mid-Cap Growth Fund
(Investors Trust Growth Fund)
     Class A                    11.68    18.43     --        --     14.43 (9/8/93)   6.65     16.63   13.00 (9/8/93)
     Class B                    10.91    17.61     --        --     13.63 (9/8/93)   5.91     16.86   13.24 (9/8/93)
S&P Index                       20.33    17.41    15.23    14.95         N/A          N/A      N/A         N/A
------------------------------ -------- -------- -------- --------- --------------- -------- -------- ---------------
                                                   --        --
GE Value Equity Fund
(Investors Trust Value Fund)
     Class A                    27.52    21.58     --        --     16.52 (9/8/93)   21.78    19.73   15.07 (9/8/93)
     Class B                    26.59    20.70     --        --     15.72 (9/8/93)   21.59    19.99   15.35 (9/8/93)
S&P Index                       20.33    17.41    15.23    14.95         N/A          N/A      N/A         N/A
------------------------------ -------- -------- -------- --------- --------------- -------- -------- ---------------

GE Tax-Exempt Fund
(Investors Trust Tax Free
Fund)
     Class A                     7.07    6.95      --        --     4.83 (9/8/93)    2.25     5.32    3.53 (9/8/93)
     Class B                     7.06    6.91      --        --     4.69 (9/8/93)    2.06     6.02    4.20 (9/8/93)
Lehman Brothers 10-Year                                                  N/A          N/A      N/A         N/A
General Obligation Municipal
Bond Index
------------------------------ -------- -------- -------- --------- --------------- -------- -------- ---------------



                                          Average Annual Total Return (in %) (as of 4/30/97)
                  ----------------------------------------------------------------------------------------------------
                                                                                      Load Adjusted

                    One      Three      Five      Ten      Since      One       Three      Five      Ten      Since
                    Year      Year      Year      Year    Inception   Year      Year       Year      Year    Inception
----------------- --------- --------- --------- --------- --------- --------- ---------- --------- --------- ---------

GE Government
Securities Fund
(Investors
Trust
Government Fund)
     Class A        6.42      4.33       --        --     2.04        1.63      2.73        --        --     0.75
                                                          (9/8/93)                                           (9/8/93)
     Class B        5.70      3.61      4.03      6.51    6.51        0.73      2.76       3.88      6.51    6.51
                                                          (4/22/87)                                          (4/22/87)
Lehman Brothers                                             N/A       N/A        N/A       N/A       N/A       N/A
Government Bond
Index
----------------- --------- --------- --------- --------- --------- --------- ---------- --------- --------- ---------



Notes to Performance

The composite performance data shown above for the International Equity Composite was developed from the aggregate performance of various institutional private accounts managed on a basis substantially similar to the GE International Equity Fund; the U.S. Multi-Style(R) Equity Composite was developed from the aggregate performance of various institutional private accounts managed on a basis substantially similar to the GE U.S. Equity Fund. The raw composite performance data was calculated in accordance with recommended standards of the Association for Investment Management and Research and the effect of fees was calculated as described below.

Custodial fees and expenses were not deducted from the composite results, but management fees are reflected as follows: fees of all fee paying accounts were deducted and, with respect to the non-fee paying GE-affiliated accounts, a hypothetical fee equal to the highest annual rate that would have been charged to a comparable fee paying account based on GE Investments' stated fee schedules was deducted. The fees and expenses deducted from the composite performance data generally are substantially lower than the expenses incurred by the corresponding GE Funds and the composite performance figures would have been lower if they were subject to the higher fees and expenses incurred by the GE Funds. In addition, the composite performance might have been adversely affected by the diversification requirements, tax restrictions and investment limitations to which the GE Funds are subject, if the accounts within each composite had been regulated as investment companies under the federal securities and tax laws.

The mutual fund results are net of fees and expenses and assume changes in share price, reinvestment of dividends and capital gains, and, if applicable, the deduction of any sales charges as set forth under the "Load Adjusted" column. There are no sales charges or transfer fees, and no redemption fees, imposed on the Elfun or S&S Long Term Interest Funds' shares. The management fee charged to these Funds is the reasonable cost, both direct and indirect, incurred in providing management and advisory services. Consequently, the expenses incurred by the Elfun and S&S Long Term Interest Funds generally are substantially lower than those incurred by the corresponding GE Funds and their performance would have been lower if they were subject to the higher fees and expenses incurred by the GE Funds. GEIM has voluntarily agreed to reduce or otherwise limit certain expenses of the GE Funds. Absent these limits, the GE Funds' performance would have been lower. Also, certain of the results for Elfun Diversified, Elfun Global, Elfun Money Market Funds and funds that were series of Investors Trust were favorably affected by expense waivers or limitations.

The Standard & Poor's Composite Index of 500 stocks (S&P Index), Morgan Stanley Capital International World Index (MSCI World), Morgan Stanley Capital International EAFE Index (MSCI EAFE), Lehman Brothers Aggregate Bond Index (LB Aggregate), the Lehman Brothers Municipal Bond Index (LBMI), Lehman Brothers 1-3 Year Government Bond Index (LB 1-3), the Lehman Brothers 10-Year General Obligation Municipal Bond Index and the Lehman Brothers Government Bond Index are unmanaged indexes and do not reflect the actual cost of investing in the instruments that comprise each index. The S&P Index is a composite of the prices of 500 widely held stocks recognized by investors to be representative of the stock market in general. MSCI World Index is a composite of 1,561 stocks in companies from 22 countries representing the European, Pacific Basin and American regions. MSCI EAFE Index is a composite of 1,103 stocks of companies from 20 countries representing stock markets of Europe, Australasia, New Zealand and Far East. LB Aggregate is a composite index of short-, medium-, and long-term bond performance and is widely recognized as a barometer of the bond market in general. LBMI is a composite of investment grade, fixed rate municipal bonds and is considered to be representative of the municipal bond market. The LB 1-3 is a composite of government and U.S. Treasury obligations with maturities of 1-3 years. [The Lehman Brothers 10-Year General Obligation Municipal Bond Index is a _______________. The Lehman Brothers Government Bond Index is a __________________________.] S&P Index & LB Aggregate Composite Index simulates a blended return which is representative of the approximate asset allocation mix of the GE Strategic Investment Fund for the periods presented (composed of 60% S&P Index, 40% LB Aggregate Composite Index). The actual allocation mix of this Fund may have varied from time to time. The results shown for the foregoing indexes assume the reinvestment of net dividends.

THE MULTIPLE DISTRIBUTION SYSTEM

Pursuant to a multiple distribution system (the "Multiple Distribution System"), the Trust offers investors in GE Premier Growth Equity Fund, GE U.S. Equity Fund, GE Mid-Cap Growth Fund, GE Value Equity Fund, GE Global Equity Fund, GE International Equity Fund, GE Strategic Investment Fund, GE Tax-Exempt Fund, GE Fixed Income Fund, GE Government Securities Fund and GE Short-Term Government Fund (each a "Participant Fund" and together the "Participant Funds") different methods of purchasing shares, thus enabling investors to choose the Class that best suits their needs given the amount of purchase and intended length of investment.

Class A Shares. Class A shares are sold at net asset value per share plus a maximum initial sales charge imposed at the time of purchase of 4.75% with respect to GE Premier Growth Equity Fund, GE U.S. Equity Fund, GE Mid-Cap Growth Fund, GE Value Equity Fund, GE Global Equity Fund, GE International Equity Fund and GE Strategic Investment Fund; 4.25% with respect to GE Tax-Exempt Fund, GE Fixed Income Fund and GE Government Securities Fund and 2.50% with respect to GE Short-Term Government Fund. The initial sales charge may be reduced or waived for certain purchases. Class A shares of a Participant Fund are subject to an annual service fee of .25% of the value of the Participant Fund's average daily net assets attributable to the Class and an annual distribution fee of .25% of the value of the Participant Fund's average daily net assets attributable to the Class. The annual service fee is used by GEIM to compensate itself or others, including GE Investment Services Inc., the distributor of the Funds' shares (the "Distributor"), for services provided to shareholders of the Class A shares. The distribution fee is used to compensate GEIM or to allow GEIM to compensate others, including the Distributor, for its expenses associated with activities that are primarily intended to result in the sale of Class A shares of the Participant Funds. The sales charge is retained by the Distributor, although a portion of the sales charge may be paid to registered representatives or other dealers that enter into selected dealer agreements with the Distributor. See "Purchase of Shares" and "Redemption of Shares" below.

Class B Shares. Class B shares are sold at net asset value per share subject to a maximum 4.00% CDSC with respect to GE Premier Growth Equity Fund, GE U.S. Equity Fund, GE Mid-Cap Growth Fund, GE Value Equity Fund, GE Global Equity Fund, GE International Equity Fund and GE Strategic Investment Fund and a maximum 3.00% CDSC with respect to GE Tax-Exempt Fund, GE Fixed Income Fund, GE Government Securities Fund and GE Short-Term Government Fund, which is assessed only if the shareholder redeems shares within the first four years of investment. Class B shares acquired or exchanged from shares of Investors Trust are subject to a maximum CDSC of 5.00%, which is assessed only if such shareholder redeems shares within the first five years of investment. This method of distribution results in 100% of the investor's assets being used to acquire shares of the Participant Fund. For each year of investment, the applicable CDSC declines in accordance with the tables set out below under "Redemption of Shares -- Redemptions in General." Class B shares of a Participant Fund, other than GE Short-Term Government Fund, are subject to an annual service fee of .25% and an annual distribution fee of .75% of the value of the Participant Fund's average daily net assets attributable to the Class. In the case of GE Short-Term Government Fund, Class B shares are subject to an annual service fee of .25% and an annual distribution fee of .60% of the value of each Fund's average daily net assets attributable to the Class. Like the service fee and distribution fee applicable to Class A shares, the Class B service fee and distribution fee is used to compensate GEIM or to enable GEIM to compensate others with respect to expenses associated with ongoing shareholder and distribution services provided to shareholders of Class B shares. See "Purchase of Shares" and "Redemption of Shares" below.

Six years after the date of purchase (eight years in the case of shares acquired or exchanged from shares of Investors Trust), Class B shares will convert automatically to Class A shares, based on the relative net asset values of shares of each Class, and will at that time be subject to a distribution fee of
 .25% of the Participant Fund's net assets attributable to the Class (as well as the service fee of .25% of the value of the Participant Fund's average daily net assets attributable to the Class). The conversion of Class B shares into Class A shares is subject to the continuing availability of an opinion of counsel to the effect that the conversions will not constitute taxable events for Federal tax purposes.

Class C Shares. Class C shares of a Participant Fund are sold at net asset value per share, subject only to an annual service fee of .25% of the value of the Participant Fund's average daily net assets attributable to the Class. No sales charge or CDSC will be imposed on Class C shares; however, Class C shares are available only to a limited group of investors, including employees of GE or an affiliate of GE and certain other individual investors as described in greater detail under "Purchase of Shares" below.

Class D Shares. Class D shares of a Participant Fund are sold at net asset value per share and are not subject to any sales charge, CDSC, service fee or distribution fee. Class D shares are available only to certain institutional investors described in detail under "Purchase of Shares" below.

INVESTMENT OBJECTIVES AND MANAGEMENT POLICIES

Set forth below is a description of the investment objective and policies of each Fund. The investment objective of a Fund may not be changed without the approval of the holders of a majority of the Fund's outstanding voting securities as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). Such a majority is defined in the 1940 Act as the lesser of (1) 67% or more of the shares present at a Fund meeting, if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy or (2) more than 50% of the outstanding shares of the Fund. No assurance can be given that a Fund will be able to achieve its investment objective.

GE Premier Growth Equity Fund

The investment objective of GE Premier Growth Equity Fund (the "Premier Fund") is long term growth of capital and future income rather than current income. The Fund seeks to achieve this objective through investment primarily in growth-oriented equity securities which, under normal market conditions, will represent at least 65% of the Fund's assets. In pursuing its objectives, the Premier Fund, under normal conditions, may invest in common stocks, preferred stocks, convertible bonds, convertible debentures, convertible notes, convertible preferred stocks and warrants or rights issued by U.S. and foreign companies.

In attempting to achieve its objective, the Premier Fund will seek to identify and invest in companies it believes will offer potential for long-term capital appreciation. These companies typically would possess one or more of a variety of characteristics, including high quality products and/or services, strong balance sheets, sustainable internal growth, superior financial returns, competitive position in the issuer's economic sector and shareholder-oriented management. While the Premier Fund may invest in companies of varying sizes as measured by assets, sales or capitalization, a majority of its assets will, under normal market conditions, be comprised of companies with relatively large capitalizations. In addition, the Premier Fund will normally be invested in companies that have above-average growth prospects and which are typically leaders in their fields. The Fund will generally be diversified over a cross section of industries.

To the extent that it holds cash or invests in fixed income securities or money market instruments, the Premier Fund may not fully achieve its investment objective.


GE U.S. Equity Fund

The investment objective of GE U.S. Equity Fund (the "U.S. Equity Fund") is long-term growth of capital, which objective the Fund seeks to achieve through investment primarily in equity securities of U.S. companies. In pursuing its objective, the U.S. Equity Fund, under normal conditions, invests at least 65% of its assets in equity securities, consisting of common stocks and preferred stocks, and securities convertible into common stocks, consisting of convertible bonds, convertible debentures, convertible notes, convertible preferred stocks and warrants or rights issued by U.S. companies. The equity securities issued by U.S. companies in which the U.S. Equity Fund invests typically are traded on U.S. securities exchanges; those U.S. equity securities held by the U.S. Equity Fund that are not exchange-traded are non-publicly traded or traded in the U.S. over-the-counter market. Up to 15% of the U.S. Equity Fund's assets may be invested in foreign securities. The U.S. Equity Fund also may invest in securities of foreign issuers in the form of depositary receipts. A more complete description of foreign securities and depositary receipts and the risks and special considerations applicable to them is included below under "Risk Factors and Special Considerations" and in "Further Information: Certain Investment Techniques and Strategies."

In managing the assets of the U.S. Equity Fund, GEIM uses a combination of "value-oriented" and "growth-oriented" investing. Value-oriented investing involves seeking securities that may have low price-to-earnings ratios, or high yields, or that sell for less than intrinsic value as determined by GEIM, or that appear attractive on a dividend discount model. These securities generally are sold from the U.S. Equity Fund's portfolio when their prices approach targeted levels. Growth-oriented investing generally involves buying securities with above average earnings growth rates at reasonable prices. The U.S. Equity Fund holds these securities until GEIM determines that their growth prospects diminish or that they have become overvalued when compared with alternative investments.

In investing on behalf of the U.S. Equity Fund, GEIM seeks to produce a portfolio that GEIM believes will have similar characteristics to the S&P Index, by virtue of blending investments in both "value" and "growth" securities. Since the U.S. Equity Fund's strategy seeks to combine the basic elements of companies comprising the S&P Index, but is designed to select investments deemed to be the most attractive within each category, GEIM believes that the strategy should be capable of outperforming the U.S. equity market as reflected by the S&P Index on a total return basis.

The U.S. Equity Fund may, under normal market conditions, invest up to 35% of its assets in notes, bonds and debentures issued by corporate or governmental entities when GEIM determines that investing in these kinds of debt securities is consistent with the Fund's investment objective of long-term growth of capital. GEIM believes that such a determination could be made, for example, upon the U.S. Equity Fund's investing in the debt securities of a company whose securities GEIM anticipates will increase in value as a result of a development particularly or uniquely applicable to the company, such as a liquidation, reorganization, recapitalization or merger, material litigation, technological breakthrough or new management or management policies. In addition, GEIM believes such a determination could be made with respect to an investment by the U.S. Equity Fund in debt instruments issued by a governmental entity upon GEIM's concluding that the value of the instruments will increase as a result of improvements or changes in public finances, monetary policies, external accounts, financial markets, exchange rate policies or labor conditions of the country in which the governmental entity is located.

GE Mid-Cap Growth Fund

The investment objective of GE Mid-Cap Growth Fund (the "Mid-Cap Fund"), a diversified investment fund, is long-term growth of capital. The Fund seeks to achieve this objective by investing primarily in the equity securities of companies with medium-sized market capitalizations ("mid-cap") that have the potential for above-average growth. The Fund, under normal market conditions, will invest at least 65% of its total assets in a portfolio of equity securities of mid-cap companies traded on U.S. securities exchanges or in the U.S. over-the-counter market, including common stocks, preferred stocks, convertible bonds, convertible debentures, convertible notes, American Depositary Receipts (i.e., U.S. dollar-denominated receipts typically issued by domestic banks or trust companies that represent the deposit with those entities of securities of a foreign issuer, "ADRs") and warrants or rights issued by foreign and U.S. companies. The Fund defines a mid-cap company as one whose securities are within the market capitalization range of stocks listed on the S&P MidCap 400 Index (the "S&P 400 Index").

Mid-Cap growth companies are often still in the early phase of their life cycle, Accordingly, investing in mid-cap companies generally entails greater risk exposure and volatility (meaning upward or downward price swings) than investing in large, well-established companies. However, GEIM believes that mid-cap companies may offer the potential for more rapid growth. See "Risk Factors and Special Considerations -- Small Companies."

GEIM will rely on its proprietary research to identify mid-cap companies with potentially attractive growth prospects. These companies typically would have one or more of a variety of characteristics, including attractive products or services, above average earnings growth potential, superior financial returns, strong competitive position, shareholder focused management and sound balance sheets. There is of course no guarantee that GEIM will be able to identify such companies or that the Fund's investment in them will be successful.

The Mid-Cap Fund may invest up to 35% of its assets in bonds, debentures, securities that are traded in foreign markets and securities of companies outside the capitalization range of the S&P 400 Index. The Fund may also invest in foreign issuers that are outside this capitalization range in the form of ADRs.


GE Value Equity Fund

The investment objective of the GE Value Equity Fund (the "Value Fund") is long-term capital appreciation and future income. The Fund seeks to achieve its objective by investing primarily in equity securities of companies with large sized market capitalization that GEIM considers to be undervalued by the market. Undervalued securities are those selling for low prices given the financial strength of their issuers.

The Value Fund's investment philosophy is that the market tends to overreact to both good and bad news about issuers. Companies experiencing faster than expected growth tend to be overvalued as the market extrapolates current good news well beyond a sustainable time-frame and correspondingly overforecasts the period and magnitude of decline of companies experiencing near term difficulties. These difficulties can be driven by factors both internal and external to the company. Internal factors may include operational mismanagement or strategic mistakes. External factors may include a change in the economic environment or a shift in the competitive dynamics of an industry. The Fund attempts to identify those firms experiencing a temporary period of declining earnings growth and select those which GEIM believes to be undervalued relative to their true business prospects.

In accordance with this premise, GEIM will identify and select securities that it believes are undervalued, using factors it considers indicative of fundamental investment value including: (i) low price/earnings ratio relative to a normalized growth rate and/or the S&P Index; (ii) the potential for free cash flow generation and prospects for dividend growth; (iii) a strong balance sheet with low financial leverage; (iv) sustainable competitive advantages such as a franchise brand name or dominant market position; (v) an experienced and capable management team; (vi) improving returns on invested capital; and (vii) net asset values in a restructuring/breakup analysis framework.

FGEIM believes that such investments will position the Value Fund to benefit from a positive change in business prospects from an issuing company that adopts a turnaround strategy to increase/restore the earning power of the company.

The Value Fund may invest up to 35% of its assets in preferred stocks, bonds, convertible bonds, notes, convertible notes, debentures, convertible debentures, convertible preferred stocks, foreign equity securities and securities of foreign issuers in the form of depositary receipts issued by corporate and governmental entities.

GE Global Equity Fund

The investment objective of GE Global Equity Fund (the "Global Fund") is long-term growth of capital, which the Fund seeks to achieve by investing principally in foreign equity securities. In seeking its objective, the Global Fund invests primarily in a portfolio of securities issued by companies located in developed and developing countries throughout the world. The Global Fund may also invest in securities of foreign issuers in the form of depositary receipts. A more complete description of foreign securities and depositary receipts and the risks and special considerations applicable to them is included below under "Risk Factors and Special Considerations" and in "Further Information: Certain Investment Techniques and Strategies." Although the Global Fund is subject to no prescribed limits on geographic asset distribution, under normal circumstances, at least 65% of the Fund's assets are invested in the aggregate in no fewer than three different countries. In addition, under normal circumstances, at least 80% of the Global Fund's total assets are at any one time invested in companies or governments of countries represented in the Morgan Stanley Capital International World Index, a well-known index reflecting developed and developing markets throughout the world.

In selecting investments on behalf of the Global Fund, GEIM seeks companies that are expected to grow faster than relevant markets and whose securities are available at a price that does not fully reflect the potential growth of those companies. GEIM typically focuses on companies that possess one or more of a variety of characteristics, including strong earnings growth relative to price-to-earnings ratio, low price-to-book value, strong cash flow, presence in an industry experiencing strong growth and high quality management.

The Global Fund, under normal conditions, invests at least 65% of its assets in common stocks, preferred stocks, convertible debentures, convertible notes, convertible preferred stocks and common stock purchase warrants or rights, issued by established companies. The equity securities in which the Global Fund invests are issued by foreign or U.S. companies and in most cases are traded on foreign or U.S. securities exchanges.

The Global Fund may, under normal market conditions, invest up to 35% of its assets in notes, bonds and debentures issued by corporate or governmental entities when GEIM determines that investing in those kinds of debt securities is consistent with the Fund's investment objective of long-term growth of capital. GEIM believes that such a determination could be made, for example, upon the Global Fund's investing in the debt securities of a company whose securities GEIM anticipates will increase in value as a result of a development particularly or uniquely applicable to the company, such as a liquidation, reorganization, recapitalization or merger, material litigation, technological breakthrough or new management or management policies. In addition, GEIM believes such a determination could be made with respect to an investment by the Global Fund in debt instruments issued by a governmental entity upon GEIM's concluding that the value of the instruments will increase as a result of improvements or changes in public finances, monetary policies, external accounts, financial markets, exchange rate policies or labor conditions of the country in which the governmental entity is located.

Although, under normal circumstances, the Global Fund invests principally in securities of issuers located in a number of different countries as described above, in the event of unstable market, economic, political or currency conditions outside of the United States, the Fund may assume a temporary defensive posture and restrict the securities markets in which its assets will be invested. In that event, the Global Fund may, in seeking to achieve its objective, invest all or a significant portion of its assets in securities of the types described above issued by U.S. or Canadian entities.

To the extent that it holds cash or invests in money market instruments, the Global Fund may not achieve its investment objective of long-term growth of capital.

GE International Equity Fund

The investment objective of GE International Equity Fund (the "International Fund") is long-term growth of capital, which the Fund seeks to achieve by investing primarily in foreign equity securities. The International Fund may invest in securities of companies and governments located in developed and developing countries outside the United States. The International Fund may also invest in securities of foreign issuers in the form of depositary receipts. Investing in securities issued by foreign companies and governments involves considerations and potential risks not typically associated with investing in securities issued by the U.S. Government and U.S. corporations. A more complete description of foreign securities and depositary receipts and the risks and special considerations applicable to them is included below under "Risk Factors and Special Considerations" and in "Further Information: Certain Investment Techniques and Strategies." The International Fund intends to position itself broadly among countries and under normal circumstances, at least 65% of the Fund's assets will be invested in securities of issuers collectively having their principal business activities in no fewer than three different countries. The percentage of the International Fund's assets invested in particular countries or regions of the world will vary depending on political and economic conditions. An issuer's domicile or nationality will be determined by reference to (a) the country in which the issuer derives at least 50% of its revenues or profits from goods produced or sold, investments made or services performed, or
(b) the country in which the issuer has at least 50% of its assets situated.

In selecting investments on behalf of the International Fund, GEIM seeks companies that are expected to grow faster than relevant markets and whose securities are available at a price that does not fully reflect the potential growth of those companies. GEIM typically focuses on companies that possess one or more of a variety of characteristics, including strong earnings growth relative to price-to-earnings and price-to-cash earnings ratios, low price-to-book value, strong cash flow, presence in an industry experiencing strong growth and high quality management.

The International Fund, under normal conditions, invests at least 65% of its assets in common stocks, preferred stocks, convertible debentures, convertible notes, convertible preferred stocks and common stock purchase warrants or rights, issued by companies believed by GEIM to have a potential for superior growth in sales and earnings. In most cases these securities are traded on foreign or U.S. exchanges. The International Fund will emphasize established companies, although it may invest in companies of varying sizes as measured by assets, sales or capitalization.

The International Fund may, under normal market conditions, invest up to 35% of its assets in notes, bonds and debentures issued by corporate or governmental entities when GEIM determines that investing in those kinds of debt securities is consistent with the Fund's investment objective of long-term capital appreciation. GEIM believes that such a determination could be made, for example, upon the International Fund's investing in the debt securities of a company whose securities GEIM anticipates will increase in value as a result of a development particularly or uniquely applicable to the company, such as a liquidation, reorganization, recapitalization or merger, material litigation, technological breakthrough or new management or management policies. In addition, GEIM believes such a determination could be made with respect to an investment by the International Fund in debt instruments issued by a governmental entity upon GEIM's concluding that the value of the instruments will increase as a result of improvements or changes in public finances, monetary policies, external accounts, financial markets, exchange rate policies or labor conditions of the country in which the governmental entity is located.

Under normal circumstances, the International Fund invests in securities of issuers located in a number of different countries located outside the United States as described above.

To the extent that it holds cash or invests in money market instruments, the International Fund may not achieve its investment objective of long-term capital appreciation.

GE Strategic Investment Fund

The investment objective of GE Strategic Investment Fund (the "Strategic Fund") is to maximize total return, consisting of capital appreciation and current income. In seeking its objective, the Strategic Fund follows an asset allocation strategy contemplating shifts among a range of investments. This strategy may result in the Strategic Fund's experiencing a high portfolio turnover rate. See "Portfolio Transactions and Turnover" below.

The Strategic Fund invests in the following classes of investments: common stocks, preferred stocks, convertible securities and warrants issued by U.S. and foreign companies; bonds, debentures and notes issued by U.S. and foreign companies; securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities ("Government Securities"); Municipal Obligations (as defined below); obligations of foreign governments or their agencies or instrumentalities; mortgage related securities, adjustable rate mortgage related securities ("ARMs"), collateralized mortgage related securities ("CMOs") and government stripped mortgage related securities; asset-backed and receivable-backed securities; and domestic and foreign money market instruments. The U.S. equity and debt instruments in which the Strategic Fund invests are traded on U.S. securities exchanges or in the U.S. over-the-counter market, except that the Fund may invest up to 10% of its assets in non-publicly traded securities. In addition, up to 20% of the Strategic Fund's total assets may be invested in foreign securities that are listed on foreign securities exchanges or traded in foreign over-the-counter markets. The Strategic Fund may also invest in depositary receipts and indexed securities, the value of which is linked to currencies, interest rates, commodities, indexes or other financial indicators. Mortgage related securities, ARMs, CMOs, government stripped mortgage related securities and asset-backed and receivable-backed securities are subject to several risks, including the prepayment of principal. Other risks and special considerations applicable to those instruments are described in "Further Information: Certain Investment Techniques and Strategies." In addition, risks and special considerations applicable to investing in non-publicly traded securities, foreign securities and depositary receipts are described below under "Risk Factors and Special Considerations" and in "Further
Information: Certain Investment Techniques and Strategies."

GEIM has broad latitude in selecting the classes of investments to which the Strategic Fund's assets are committed. Although the Strategic Fund has the authority to invest solely in equity securities, solely in debt securities, solely in money market instruments or in any combination of these classes of investments, GEIM anticipates that at most times the Fund will be invested in a combination of equity and debt instruments.

The Strategic Fund's investments are designed to achieve favorable performance with lower volatility than a fund that invests solely in equity or debt securities. The weightings of equity and debt holdings for the Strategic Fund are determined by GEIM at any given time in light of its assessment of the attractiveness of each market. Although GEIM cannot predict the mix of the Strategic Fund's investments at any one time, GEIM can delineate certain situations that can lead to a shift in the mix of the Strategic Fund's investments. If, for example, the prices of U.S. equity securities decline due to falling economic activity and profits, and if GEIM determines that the condition is transitory, GEIM could allocate a major portion of the Strategic Fund's assets to the equity market. If, on the other hand, the prices of debt instruments are depressed by rising economic activity combined with restrictive monetary or fiscal policies and GEIM concludes that this condition is temporary, GEIM could allocate a major portion of the Strategic Fund's assets to debt securities.

The Strategic Fund generally seeks to invest in equity and debt securities that GEIM has determined offer above average potential for total return. In making this determination, GEIM will take into account factors including earnings growth, industry attractiveness, company management, price-to-earnings ratios, yield, price-to-book ratios and valuation of assets.

The Strategic Fund typically purchases a debt security if GEIM believes that the yield and potential for capital appreciation of the security are sufficiently attractive in light of the risks of ownership of the security. In determining whether the Strategic Fund should invest in particular debt instruments, GEIM considers factors such as: the price, coupon and yield to maturity; GEIM's assessment of the credit quality of the issuer; the issuer's available cash flow and the related coverage ratios; the property, if any, securing the obligation; and the terms of the debt securities, including the subordination, default, sinking fund and early redemption provisions.

If GEIM determines that the outlook for equity and debt securities is unfavorable, GEIM could cause a major portion of the Strategic Fund's assets to be invested in cash and/or money market instruments. GEIM's decision that the Strategic Fund invest in foreign securities would be predicated on the outlook for the foreign securities markets of selected countries, the underlying economies of those countries and the direction of the U.S. dollar relative to the currencies of those countries.

GE Tax-Exempt Fund

The investment objective of GE Tax-Exempt Fund (the "Tax-Exempt Fund") is to seek as high a level of income exempt from Federal income taxation as is consistent with preservation of capital.

The Tax-Exempt Fund operates subject to a fundamental investment policy providing that it will invest its assets so that, during any fiscal year, at least 80% of the income generated by the Fund is exempt from Federal personal income taxes and the Federal alternative minimum tax. Under normal conditions, the Tax-Exempt Fund may hold up to 10% of its total assets in cash or money market instruments, including taxable money market instruments of the sort described below under "Additional Investments -- Money Market Instruments." In addition, the Tax- Exempt Fund may take a temporary defensive posture and without limitation may hold cash, or invest in short-term Municipal Obligations and/or money market instruments of the type described below under "Additional Investments -- Money Market Instruments."

Debt obligations issued by, or on behalf of, states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities or multi-state agencies or authorities, the interest from which debt obligations is in the opinion of issuers' counsel, excluded from gross income for Federal income tax purposes ("Municipal Obligations") are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source but not from the general taxing power. Notes are short-term obligations of issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal Obligations bear fixed, floating and variable rates of interest. Variations exist in the security of Municipal Obligations, both within a particular classification and between classifications. Risks and special considerations applicable to Municipal Obligations are described below under "Risk Factors and Special Considerations."

Under normal market conditions, the Tax-Exempt Fund will invest substantially all of its assets in Municipal Obligations which, at the time of purchase, are considered investment grade by Standard and Poor's Rating Services ("S&P"), Moody's Investors Services, Inc.("Moody's") or another nationally recognized statistical rating organization ("NRSRO") or which, although not rated, are, in the opinion of Brown Brothers, the Fund's sub-adviser, of comparative quality. No more than 5% of the Fund's net assets will remain invested in securities that are downgraded below investment grade subsequent to purchase by the Fund.

The Tax-Exempt Fund is expected to have an effective duration ranging from 5 to 7(OMEGA) years. A bond's duration is the weighted average life of its principal and interest payments and is often considered a useful indication of its price volatility. The Fund is an appropriate investment for those investors who seek tax-exempt income returns greater than those provided by tax free money market funds and are able to accept fluctuation in the net asset value of their investment. The Fund is designed to have smaller price fluctuations than longer-term tax-free bond funds.

The Tax-Exempt Fund may invest in obligations which have fixed interest rates or variable or floating interest rates, including short-term obligations which have daily adjustable rates. Variable or floating rates may be adjusted in relation to market rates for other instruments, prime rates, indices or similar indicators. Certain of these adjustable obligations may carry a demand feature that permits the Fund to receive the par value of the security upon demand prior to maturity. These obligations may also be subject to prepayment without penalty at the option of the issuer.

While the majority of the Tax-Exempt Fund's investments will consist of tax-exempt notes and bonds, the Fund may also invest in lease obligations or installment purchase contract obligations, which are instruments supported by lease payments made by a municipality ("municipal lease obligations").

GE Fixed Income Fund

The investment objective of GE Fixed Income Fund (the "Income Fund") is to seek maximum income consistent with prudent investment management and the preservation of capital. Capital appreciation with respect to the Income Fund's portfolio securities may occur but is not an objective of the Fund. In seeking to achieve its investment objective, the Income Fund invests in the following types of fixed income instruments: Government Securities; obligations of foreign governments or their agencies or instrumentalities; bonds, debentures, notes and non-convertible preferred stocks issued by U.S. and foreign companies; mortgage related securities, ARMs, CMOs and government stripped mortgage related securities; asset-backed and receivable-backed securities; zero coupon obligations; floating and variable rate instruments and money market instruments. The Income Fund may also invest in depositary receipts and indexed securities, the value of which is linked to currencies, interest rates, commodities, indexes or other financial indicators. Mortgage related securities, ARMs, CMOs, government stripped mortgage related securities and asset-backed and receivable-backed securities are subject to several risks, including the prepayment of principal. Other risks and special considerations applicable to these instruments are described in "Further Information: Certain Investment Techniques and Strategies."

The Income Fund is subject to no limitation with respect to the maturities of the instruments in which it may invest; the weighted average maturity of the Fund's portfolio securities is anticipated to be approximately five to 10 years.

Under normal market conditions, a substantial portion of the Income Fund's total assets may be invested in money market instruments of the types described below under "Additional Investments -- Money Market Instruments" if such investment is deemed by GEIM to be consistent with the investment objective of the Fund.

GE Government Securities Fund

The investment objective of GE Government Securities Fund (the "Government Securities Fund") is a high level of current income consistent with safety of principal.

The Government Securities Fund will seek to achieve its objective by investing primarily in Government Securities having remaining maturities of one year or more. The Fund intends to invest at least 65% of the value of its total assets in U.S. Government Securities, except during times when the adoption of a temporary defensive position by investing more heavily in cash or high-quality money market instruments is desirable due to prevailing market or economic conditions. There is no limit on the Fund's investments in mortgage-backed Government Securities and from time-to-time a majority of the Fund's portfolio may be invested in such securities.

The remainder of the Government Securities Fund's assets will be invested in other debt instruments considered investment grade by S&P, Moody's or another NRSRO. No more than 10% of the Fund's assets may be invested in debt instruments rated Baa by Moody's, BBB by S&P or comparably rated by another NRSRO and no more than 25% of the Fund's assets may be invested in debt instruments rated A or lower by Moody's, S&P or comparably rated by another NRSRO. The Fund may also invest in foreign securities and cash or cash equivalents. Cash equivalents, for purposes of the Fund, are highly liquid instruments, which include commercial paper, rated A-1+, A-1 or A-2 by S&P or Prime-1 or Prime-2 by Moody's.

The composition and weighted average maturity of the Government Securities Fund's portfolio will vary from time to time, based upon a determination of how best to further the Fund's investment objective. The Fund is expected to have an average duration of approximately 3 years. A bond's duration is the weighted average life of its principal and interest payments and is often considered a useful indication of its price volatility.

GE Short-Term Government Fund

The investment objective of GE Short-Term Government Fund (the "Short-Term Government Fund") is to seek a high level of income consistent with prudent investment management and the preservation of capital. In seeking to achieve its investment objective, the Fund will invest at least 65% of its total assets in Government Securities including repurchase agreements secured by Government Securities. A more complete description of the types of government securities to be invested in can be found below under "Additional Investments -- Money Market Instruments."

The Short-Term Government Fund may invest the remainder of its assets in bonds, convertible bonds, debentures, notes and non-convertible preferred stocks issued by U.S. and foreign companies; obligations of foreign governments or their agencies or instrumentalities; mortgage related securities, ARMs, CMOs and government stripped mortgage related securities and asset-backed and receivable-backed securities; zero coupon obligations (including zero coupon municipal obligations); floating and variable rate instruments; and money market instruments. The Short-Term Government Fund may also invest in depositary receipts and indexed securities, the value of which is linked to currencies, interest rates, commodities, indexes or other financial indicators. Mortgage related securities, ARMs, CMOs, government stripped mortgage related securities and asset-backed and receivable-backed securities are subject to several risks, including the prepayment of principal. The debt securities in which the Fund invests will only be purchased if, in the case of long-term securities, they are rated investment grade by S&P or Moody's (or the equivalent from another NRSRO) and short-term securities will only be purchased if they are rated A-1 by S&P or Prime-1 by Moody's (or the equivalent from another NRSRO) or, for both short- and long-term securities, if unrated, deemed to be of equivalent quality by GEIM.

The dollar-weighted average maturity of the Short-Term Government Fund's portfolio securities is anticipated to be not more than three years. Within this limitation the Fund may purchase individual securities with effective maturities greater than three years as long as its average maturity remains within this limit.

GEIM will seek to stabilize share price fluctuation by investing in securities that are not highly sensitive to interest rate changes. In selecting securities for the Short-Term Government Fund, GEIM will attempt to maintain the Fund's overall sensitivity to interest rates in a range similar to the average for short- to intermediate-term government bonds with maturities of one to four years. Under normal market conditions, the Fund may invest a substantial portion of its assets in money market instruments of the types described below under "Additional Investments --Money Market Instruments," including short-term instruments with remaining maturities of one year or less if such investment is deemed by GEIM to be consistent with the investment objective of the Fund.

GE Money Market Fund

The investment objective of GE Money Market Fund (the "Money Market Fund") is to seek a high level of current income consistent with the preservation of capital and the maintenance of liquidity. In seeking its objective, the Money Market Fund invests in the following U.S. dollar denominated, short-term money market instruments: (1) Government Securities; (2) debt obligations of banks, savings and loan institutions, insurance companies and mortgage bankers; (3) commercial paper and notes, including those with floating or variable rates of interest;
(4) debt obligations of foreign branches of U.S. banks, U.S. branches of foreign banks and foreign branches of foreign banks; (5) debt obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities, including obligations of supranational entities; (6) debt securities issued by foreign issuers; and (7) repurchase agreements.

The Money Market Fund limits its portfolio investments to securities that the Board determines present minimal credit risk and that are "Eligible Securities" at the time of acquisition by the Fund. "Eligible Securities" as used in this Prospectus means securities rated by the "Requisite NRSROs" in one of the two highest short-term rating categories, consisting of issuers that have received these ratings with respect to other short-term debt securities and comparable unrated securities. "Requisite NRSROs" means (1) any two NRSROs that have issued ratings with respect to a security or class of debt obligations of an issuer or
(2) one NRSRO, if only one

NRSRO has issued such a rating at the time that the Money Market Fund acquires the security. Currently, six organizations are NRSROs: S&P, Moody's, Fitch Investors Service, Inc., Duff and Phelps, Inc., IBCA Limited and its affiliate, IBCA, Inc., and Thomson BankWatch Inc. A discussion of the ratings categories is contained in the Appendix to the Statement of Additional Information. By limiting its investments to Eligible Securities, the Money Market Fund may not achieve as high a level of current income as a fund investing in lower-rated securities.

The Money Market Fund may not invest more than 5% of its total assets in the securities of any one issuer, except for Government Securities and except to the extent permitted under rules adopted by the SEC under the 1940 Act. In addition, the Money Market Fund may not invest more than 5% of its total assets in Eligible Securities that have not received the highest rating from the Requisite NRSROs and comparable unrated securities ("Second Tier Securities"), and may not invest more than the greater of $1,000,000 or 1% of its total assets in the Second Tier Securities of any one issuer. The Money Market Fund may invest more than 5% (but not more than 25%) of the then-current value of the Fund's total assets in the securities of a single issuer for a period of up to three business days, so long as (1) the securities either are rated by the Requisite NRSROs in the highest short-term rating category or are securities of issuers that have received such ratings with respect to other short-term debt securities or are comparable unrated securities and (2) the Fund does not make more than one such investment at any one time. Determinations of comparable quality for purchases of unrated securities are made by GEIM in accordance with procedures established by the Board. The Money Market Fund invests only in instruments that have (or, pursuant to regulations adopted by the SEC, are deemed to have) remaining maturities of 13 months or less at the date of purchase (except securities subject to repurchase agreements), determined in accordance with a rule promulgated by the SEC. The Money Market Fund will maintain a dollar-weighted average portfolio maturity of 90 days or less. The assets of the Money Market Fund are valued on the basis of amortized cost, as described below under "Net Asset Value."

Management Policies Common to the Funds

In addition to the investment policies described above, each GE Fund is authorized to engage in certain strategies and techniques listed below. Some of these strategies and techniques may be utilized only when a Fund has adopted a defensive position; others may be employed only to limited degrees; still others may be available only to hedge or balance other portfolio positions. The extent to which the following management policies are applicable to certain GE Funds is summarized in the tables that follow. Percentage figures refer to the percentage of a Fund's assets that may be invested in accordance with the indicated policy.


     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
                                                                                                Non-Public Securities
                           Investment                                                           Traded      of Other
                           in           Investment    Below-Investment Repurchase   Rule 144A   Securities Investment
             Fund          Foreign      Grade Debt      Grade Debt     Agreements   Securities              Funds
                           Securities   Securities
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------

     Premier Fund          25%         35%            5%                  Yes         Yes        Yes        Yes
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
     U.S. Equity Fund      15%         35%            5%                  Yes         Yes        Yes        Yes
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
     Global Equity Fund    No limit    35%            5%                  Yes         Yes        Yes        Yes
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
     Mid-Cap Fund          35%         35%            None                Yes         Yes        Yes        Yes
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
     Value Fund            35%         35%, up to     up to 10% in        Yes         Yes        Yes        Yes
                                       25% in BBB     BB or B by
                                       by S&P or      S&P or Ba or
                                       Baa by         B by Moody's
                                       Moody's or     or equivalent
                                       equivalent
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
     Global  Fund          No limit    35%            5%                  Yes         Yes        Yes        Yes
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
     International         No limit    35%            5%                  Yes         Yes        Yes        Yes
     Equity Fund
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
     Strategic             20%         35%, up to     up to 10% in        Yes         Yes         No        Yes
     Investment Fund                   25% in BBB     BB or B by
                                       by S&P or      S&P or Ba or
                                       Baa by         B by Moody's
                                       Moody's or     or equivalent
                                       equivalent
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
     Tax- Exempt Fund      None        100%, up to    up to 5% in         Yes         Yes         No         No
                                       10% in BBB     debt





                                       by S&P or      downgraded
                                       Baa by         below
                                       Moody's or     investment
                                       equivalent     grade
                                       subsequent to
                                       purchase
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
     Fixed Income Fund     35% in      100%, up to    up to 10% in        Yes         Yes        Yes        Yes
                           obligations 10% in BBB     BB or B by
                           of          by S&P or      S&P or Ba or
                           foreign     Baa by         B by Moody's
                           companies   Moody's or     or equivalent
                           or          equivalent
                           foreign
                           government
                           or their
                           agencies
                           and
                           instrumentalities
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
     Government            None        35% in debt    None                Yes         Yes         No         No
     Securities Fund                   rated AAA by
                                       S&P
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------
     Short-Term            None        35%            None                Yes         Yes        Yes        Yes
     Government Fund
     --------------------- ----------- -------------- --------------- ------------ ----------- --------- -----------







     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
                                                                                                       Securities of
                             Illiquid     Municipal    Securities                                      Suprenational
             Fund           Securities      Leases       Options    Index Options      Financial         Agencies
                                                                                        Futures
    --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     Premier Fund               No            No           Yes           Yes              Yes               No
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     U.S. Equity Fund          Yes            No           Yes           Yes              Yes               No
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     Global Equity Fund        Yes            No           Yes           Yes              Yes               No
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     Mid-Cap Fund              Yes            No           Yes           Yes              Yes               No
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     Value Fund                Yes            No           Yes           Yes              Yes               No
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     Global  Fund              Yes            No           Yes           Yes              Yes               No
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     International             Yes            No           Yes           Yes              Yes               No
     Equity Fund
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     Strategic                 Yes           Yes           Yes           Yes              Yes               Yes
     Investment Fund
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     Tax- Exempt Fund          Yes           Yes           Yes           Yes              Yes               No
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     Fixed Income Fund         Yes            No           Yes           Yes              Yes               Yes
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     Government                 No            No           Yes           Yes              Yes               No
     Securities Fund
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------
     Short-Term                Yes            No           Yes           Yes              Yes               Yes
     Government Fund
     --------------------- ------------- ------------- ------------ --------------- ----------------- ----------------




     --------------------- ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
                                                        When-Issued                     Floating and
                        Zero                            &                     Mortgage    Variable
                        Coupon     Currency  Currency   Delayed    Securities Dollar        Rate      Selling Short
     Fund               ObligationsForwards   Options   Delivery    Lending    Rolls    Instruments      Against
                                                                                                         the Box
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     Premier Fund          No         No        No         Yes        Yes        No          No             No
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     U.S. Equity Fund      No        Yes        Yes        Yes        Yes        No          No             No
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     Global Equity         No        Yes        Yes        Yes        Yes        No          No            Yes
     Fund
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     Mid-Cap Fund          No        Yes        Yes        Yes        Yes        No          No             No
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     Value Fund            No        Yes        Yes        Yes        Yes        No          No            Yes
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     Global Fund           No        Yes        Yes        Yes        Yes        No          No            Yes
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     International         No        Yes        Yes        Yes        Yes        No          No            Yes
     Equity Fund
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     Strategic             Yes       Yes        Yes        Yes        Yes        No          No             No
     Investment Fund
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     Tax- Exempt Fund      No         No        No         Yes        Yes       Yes         Yes            Yes
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     Fixed Income Fund     No         No        No         Yes        Yes       Yes          No             No
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     Government            No         No        No         Yes        Yes       Yes          No            Yes
     Securities Fund
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------
     Short-Term            Yes       Yes        Yes        Yes        Yes       Yes          No             No
     Government Fund
     ------------------ ---------- --------- ---------- ---------- ---------- --------- ------------- ---------------



Additional Investments

Some or all of the Funds may invest in the types of instruments and engage in the types of strategies described in detail below. These instruments and strategies may be subject to the risks and special considerations described below under "Risk Factors and Special Considerations."

The Annual Report contains information regarding relevant market conditions and investment strategies and techniques pursued by GEIM and is available to shareholders without charge upon request made to the Trust by calling the toll free numbers listed on the back cover page of the Prospectus or by writing to the Trust at the address listed on the front cover page of the Prospectus.

Money Market Instruments. The types of money market instruments in which each Fund, other than the Money Market Fund, may invest directly or indirectly through its investment in the GEI Short-Term Investment Fund described below are as follows: (i) Government Securities, (ii) debt obligations of banks, savings and loan institutions, insurance companies and mortgage bankers, (iii) commercial paper and notes, including those with variable and floating rates of interest, (iv) debt obligations of foreign branches of U.S. banks, U.S. branches of foreign banks and foreign branches of foreign banks, (v) debt obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities, including obligations of supranational entities, (vi) debt securities issued by foreign issuers and (vii) repurchase agreements. Each Fund, other than the Money Market Fund, may also invest in the GEI Short-Term Investment Fund (the "Investment Fund"), an investment fund created specifically to serve as a vehicle for the collective investment of cash balances of the Funds (other than the Money Market Fund) and other accounts advised by GEIM or its affiliate, GEIC. The Investment Fund invests exclusively in the money market instruments described in (i) through
(vii) above. The Investment Fund is advised by GEIM. No advisory fee is charged by GEIM to the Investment Fund, nor will a Fund incur any sales charge, redemption fee, distribution fee or service fee in connection with its investments in the Investment Fund. Each Fund, other than the Money Market Fund, may invest up to 25% of its assets in the Investment Fund.

Each of the Funds may invest in the following types of Government Securities: debt obligations of varying maturities issued by the U.S. Treasury or issued or guaranteed by the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, Government National Mortgage Association ("GNMA"), General Services Administration, Central Bank for Cooperatives, Federal Farm Credit Banks, Federal Home Loan Banks, Federal Home Loan Mortgage Corporation ("FHLMC"), Federal Intermediate Credit Banks, Federal Land Banks, Federal National Mortgage Association ("FNMA"), Federal Deposit Insurance Corporation, Maritime Administration, Tennessee Valley Authority, District of Columbia Armory Board, Student Loan Marketing Association and Resolution Trust Corporation. Direct obligations of the U.S. Treasury include a variety of securities that differ in their interest rates, maturities and dates of issuance. Certain of the Government Securities that may be held by the Funds are instruments that are supported by the full faith and credit of the United States, whereas other Government Securities that may be held by the Funds are supported by the right of the issuer to borrow from the U.S. Treasury or are supported solely by the credit of the instrumentality. Because the U.S. Government is not obligated by law to provide support to an instrumentality that it sponsors, a Fund will invest in obligations issued by an instrumentality of the U.S. Government only if GEIM determines that the instrumentality's credit risk does not make its securities unsuitable for investment by the Fund.

Each Fund, other than the Money Market Fund, may invest in money market instruments issued or guaranteed by foreign governments or by any of their political subdivisions, authorities, agencies or instrumentalities. Money market instruments held by a Fund, other than the Money Market Fund, may be rated no lower than A-2 by S&P or Prime-2 by Moody's or the equivalent from another NRSRO, or if unrated, must be issued by an issuer having an outstanding unsecured debt issue then rated within the three highest categories. A description of the rating systems of Moody's and S&P is contained in an Appendix to the Statement of Additional Information. At no time will the investments of a Fund, other than the Tax-Exempt Fund and the Money Market Fund, in bank obligations, including time deposits, exceed 25% of the value of the Fund's assets.

Repurchase and Reverse Repurchase Agreements. Each Fund may engage in repurchase agreement transactions with respect to instruments in which the Fund is authorized to invest. The Funds may engage in repurchase agreement transactions with certain member banks of the Federal Reserve System and with certain dealers listed on the Federal Reserve Bank of New York's list of reporting dealers. Under the terms of a typical repurchase agreement, which is deemed a loan for purposes of the 1940 Act, a Fund would acquire an underlying obligation for a relatively short period (usually from one to seven days) subject to an obligation of the seller to repurchase, and the Fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the Fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the Fund's holding period. The value of the securities underlying a repurchase agreement of a Fund are monitored on an ongoing basis by GEIM to ensure that the value is at least equal at all times to the total amount of the repurchase obligation, including interest. GEIM also monitors, on an ongoing basis to evaluate potential risks, the creditworthiness of those banks and dealers with which a Fund enters into repurchase agreements. Income derived by the Tax-Exempt Fund when engaging in a repurchase agreement is not exempt from Federal income taxation.

The Money Market Fund may engage in reverse repurchase agreements, subject to its investment restrictions. A reverse repurchase agreement, which is considered a borrowing by the Money Market Fund, involves a sale by the Fund of securities that it holds concurrently with an agreement by the Fund to repurchase the same securities at an agreed upon price and date. The Money Market Fund uses the proceeds of reverse repurchase agreements to provide liquidity to meet redemption requests and to make cash payments of dividends and distributions when the sale of the Fund's securities is considered to be disadvantageous. Cash, Government Securities or other liquid assets equal in value to the Money Market Fund's obligations with respect to reverse repurchase agreements are segregated and maintained with the Trust's custodian or designated sub-custodian.

Non-publicly Traded and Illiquid Securities. Each Fund, other than the Money Market Fund, may invest up to 10% of its assets in non-publicly traded securities. Non-publicly traded securities are securities that are subject to contractual or legal restrictions on transfer, excluding for purposes of this restriction, Rule 144A Securities that have been determined to be liquid by the Board based upon the trading markets for the securities. In addition, each Fund, other than the Money Market Fund, may invest up to 15% of its assets in "illiquid securities"; the Money Market Fund may not, under any circumstance, invest in illiquid securities. Illiquid securities are securities that cannot be disposed of by a Fund within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities. Illiquid securities that are held by a Fund may take the form of options traded over-the-counter, repurchase agreements maturing in more than seven days, certain mortgage related securities and securities subject to restrictions on resale that the Investment Manager* has determined are not liquid under guidelines established by the Board.

Indexed Securities. The Strategic Fund, the Income Fund [, the Government Securities Fund] and the Short-Term Government Fund may also invest in indexed securities, the value of which is linked to currencies, interest rates, commodities, indexes or other financial indicators ("reference instruments"). The interest rate or (unlike most fixed income securities) the principal amount payable at maturity of an indexed security may be increased or decreased, depending on changes in the value of the reference instrument. Indexed securities may be positively or negatively indexed, so that appreciation of the reference instrument may produce an increase or a decrease in interest rate or value at maturity of the security. In addition, the change in the interest rate or value at maturity of the security may be some multiple of the change in value of the reference instrument. Thus, in addition to the credit risk of the security's issuer, the Funds will bear the market risk of the reference instrument.

Purchasing Put and Call Options on Securities. Each Fund, other than the Money Market Fund, may purchase put and call options that are traded on a U.S. or foreign securities exchange or in the over-the-counter market. A Fund may utilize up to 10% of its assets to purchase put options on portfolio securities and may do so at or about the same time that it purchases the underlying security or at a later time. By buying a put, a Fund will seek to limit its risk of loss from a decline in the market value of the security until the put expires. Any appreciation in the value of the underlying security, however, will be partially offset by the amount of the premium paid for the put option and any related transaction costs. A Fund may utilize up to 10% of its assets to purchase call options on portfolio securities. Call options may be purchased by a Fund in order to acquire the underlying securities for a price that avoids any additional cost that would result from a substantial increase in the market value of a security. A Fund may also purchase call options to increase its return at a time when the call is expected to increase in value due to anticipated appreciation of the underlying security. Prior to their expirations, put and call options may be sold by a Fund in closing sale transactions, which are sales by the Fund, prior to the exercise of options that it has purchased, of options of the same series. Profit or loss from the sale will depend on whether the amount received is more or less than the premium paid for the option plus the related transaction costs. The aggregate value of the securities underlying the calls or obligations underlying the puts, determined as of the date the options are sold, shall not exceed 25% of the net assets of a Fund. In addition, the premiums paid by a Fund in purchasing options on securities, options on securities indexes, options on foreign currencies and options on futures contracts will not exceed 20% of the Fund's net assets.

--------------------
* As used in this Prospectus, the term "Investment Manager" shall refer to GEIM or Brown Brothers, as applicable.

Covered Option Writing. Each Fund, other than the Money Market Fund, may write covered put and call options on securities. A Fund will realize fees (referred to as "premiums") for granting the rights evidenced by the options. A put option embodies the right of its purchaser to compel the writer of the option to purchase from the option holder an underlying security at a specified price at any time during the option period. In contrast, a call option embodies the right of its purchaser to compel the writer of the option to sell to the option holder an underlying security at a specified price at any time during the option period.

The Funds with option-writing authority write only covered options. A put or call option written by a Fund will be deemed covered in any manner permitted under the 1940 Act or the rules and regulations thereunder or any other method determined by the SEC to be permissible. See "Strategies Available to Some But Not All Funds -- Covered Option Writing" in the Statement of Additional Information for specific situations where put and call options will be deemed to be covered by a Fund.

A Fund may engage in a closing purchase transaction to realize a profit, to prevent an underlying security from being called or put or, in the case of a call option, to unfreeze an underlying security (thereby permitting its sale or the writing of a new option on the security prior to the outstanding option's expiration). To effect a closing purchase transaction, a Fund would purchase, prior to the holder's exercise of an option that the Fund has written, an option of the same series as that on which the Fund desires to terminate its obligation. The obligation of a Fund under an option that it has written would be terminated by a closing purchase transaction, but the Fund would not be deemed to own an option as the result of the transaction. To facilitate closing purchase transactions, the Funds with option-writing authority will ordinarily write options only if a secondary market for the options exists on a U.S. or foreign securities exchange or in the over-the-counter market.

Option writing for a Fund may be limited by position and exercise limits established by U.S. securities exchanges and the National Association of Securities Dealers, Inc. and by requirements of the Internal Revenue Code of 1986, as amended (the "Code"), for qualification as a regulated investment company. In addition to writing covered put and call options to generate current income, a Fund may enter into options transactions as hedges to reduce investment risk, generally by making an investment expected to move in the opposite direction of a portfolio position. A hedge is designed to offset a loss on a portfolio position with a gain on the hedge position; at the same time, however, a properly correlated hedge will result in a gain on the portfolio position's being offset by a loss on the hedge position.

Securities Index Options. In seeking to hedge all or a portion of its investments, a Fund, other than the Money Market Fund, may purchase and write put and call options on securities indexes listed on U.S. or foreign securities exchanges or traded in the over-the-counter market, which indexes include securities held in the Fund's portfolio. The Funds with such option writing authority may write only covered options. A Fund may also use securities index options as a means of participating in a securities market without making direct purchases of securities.

A securities index measures the movement of a certain group of securities by assigning relative values to the securities included in the index. Options on securities indexes are generally similar to options on specific securities. Unlike options on securities, however, options on securities indexes do not involve the delivery of an underlying security; the option in the case of an option on a securities index represents the holder's right to obtain from the writer in cash a fixed multiple of the amount by which the exercise price exceeds (in the case of a call) or is less than (in the case of a put) the closing value of the underlying securities index on the exercise date.

A securities index option written by a Fund will be deemed covered in any manner permitted under the 1940 Act or the rules and regulations thereunder or any other method determined by the SEC to be permissible. See "Strategies Available to Some But Not All Funds--Covered Option Writing" in the Statement of Additional Information for specific situations where securities index options will be deemed to be covered by a Fund. If the Fund has written a securities index option, it may terminate its obligation by effecting a closing purchase transaction, which is accomplished by purchasing an option of the same series as the option previously written.

Futures and Options on Futures. Each Fund, other than the Money Market Fund, may enter into interest rate, financial and stock or bond index futures contracts or related options that are traded on a U.S. or foreign exchange or board of trade approved by the Commodity Futures Trading Commission or in the over-the-counter market. If entered into, these transactions will be made solely for the purpose of hedging against the effects of changes in the value of portfolio securities due to anticipated changes in interest rates and/or market conditions, to gain market exposure for accumulating and residual cash positions, for duration management, or when the transactions are economically appropriate to the reduction of risks inherent in the management of the Fund involved. No Fund will enter into a transaction involving futures and options on futures for speculative purposes.

A Fund may not enter into futures and options contracts for which aggregate initial margin deposits and premiums paid for unexpired options exceed 5% of the fair market value of the Fund's total assets, after taking into account unrealized losses or profits on futures contracts or options on futures contracts into which it has entered. The current view of the SEC staff is that a Fund's long and short positions in futures contracts as well as put and call options on futures written by it must be collateralized with cash or other liquid assets and segregated with the Trust's custodian or a designated sub-custodian or "covered" in a manner similar to that for covered options on securities (see "Strategies Available to Some But Not All Funds--Covered Option Writing" in the Statement of Additional Information) and designed to eliminate any potential leveraging.

An interest rate futures contract provides for the future sale by one party and the purchase by the other party of a specified amount of a particular financial instrument (debt security) at a specified price, date, time and place. Financial futures contracts are contracts that obligate the holder to deliver (in the case of a futures contract that is sold) or receive (in the case of a futures contract that is purchased) at a future date a specified quantity of a financial instrument, specified securities, or the cash value of a securities index. A municipal bond index futures contract is based on an index of long-term, tax-exempt municipal bonds and a corporate bond index futures contract is based on an index of corporate bonds. Stock index futures contracts are based on indexes that reflect the market value of common stock of the companies included in the indexes. An index futures contract is an agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract was originally written. An option on an interest rate or index futures contract generally gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract at a specified exercise price at any time prior to the expiration date of the option.

Forward Currency Transactions. Each Fund, other than the Tax-Exempt Fund and the Money Market Fund, may hold currencies to meet settlement requirements for foreign securities and each of the Funds, other than the Premier Fund, may engage in currency exchange transactions to protect against uncertainty in the level of future exchange rates between a particular foreign currency and the U.S. dollar or between foreign currencies in which the Fund's securities are or may be denominated. No Fund will enter into forward currency transactions for speculative purposes. Forward currency contracts are agreements to exchange one currency for another at a future date. The date (which may be any agreed-upon fixed number of days in the future), the amount of currency to be exchanged and the price at which the exchange will take place will be negotiated and fixed for the term of the contract at the time that a Fund enters into the contract. Forward currency contracts (1) are traded in a market conducted directly between currency traders (typically, commercial banks or other financial institutions) and their customers, (2) generally have no deposit requirements and (3) are typically consummated without payment of any commissions. A Fund, however, may enter into forward currency contracts requiring deposits or involving the payment of commissions. To assure that a Fund's forward currency contracts are not used to achieve investment leverage, cash or other liquid assets will be segregated with the Trust's custodian or a designated sub-custodian in an amount at all times equal to or exceeding the Fund's commitment with respect to the contracts.

Upon maturity of a forward currency contract, a Fund may (1) pay for and receive the underlying currency, (2) negotiate with the dealer to roll over the contract into a new forward currency contract with a new future settlement date or (3) negotiate with the dealer to terminate the forward contract into an offset with the currency trader providing for the Fund's paying or receiving the difference between the exchange rate fixed in the contract and the then current exchange rate. The Trust may also be able to negotiate such an offset on behalf of a Fund prior to maturity of the original forward contract. No assurance can be given that new forward contracts or offsets will always be available to a Fund.

In hedging a specific portfolio position, a Fund may enter into a forward contract with respect to either the currency in which the position is denominated or another currency deemed appropriate by the Investment Manager. A Fund's exposure with respect to forward currency contracts is limited to the amount of the Fund's aggregate investments in instruments denominated in foreign currencies.

Options on Foreign Currencies. Each Fund, other than the Tax-Exempt Fund and the Money Market Fund, may purchase and write put and call options on foreign currencies for the purpose of hedging against declines in the U.S. dollar value of foreign currency denominated securities and against increases in the U.S. dollar cost of securities to be acquired by the Fund. The Funds with such option writing authority may write only covered options. No Fund will enter into a transaction involving options on foreign currencies for speculative purposes. Options on foreign currencies to be written or purchased by a Fund are traded on U.S. or foreign exchanges or in the over-the-counter market. The Trust will limit the premiums paid on a Fund's options on foreign currencies to 5% of the value of the Fund's total assets.

Investment Restrictions

The Trust has adopted certain fundamental investment restrictions with respect to each Fund that may not be changed without approval of a majority of the Fund's outstanding voting securities (as defined in the 1940 Act). Included among those fundamental restrictions are those listed below.

1. No Fund may borrow money, except that the Tax-Exempt Fund and the Money Market Fund may enter into reverse repurchase agreements, and except that each Fund may borrow from banks for temporary or emergency (not leveraging) purposes, including the meeting of redemption requests and cash payments of dividends and distributions that might otherwise require the untimely disposition of securities, in an amount not to exceed 33-1/3% (10% in the case the Tax-Exempt
Fund) of the value of the Fund's total assets (including the amount borrowed) valued at market less liabilities (not including the amount borrowed) at the time the borrowing is made. Whenever borrowings, including reverse repurchase agreements, of 5% or more of a Fund's total assets are outstanding, the Fund will not make any additional investments.

2. No Fund may lend its assets or money to other persons, except through (a) purchasing debt obligations, (b) lending portfolio securities in an amount not to exceed 30% of the Fund's assets taken at market value, (c) entering into repurchase agreements, (d) trading in financial futures contracts, index futures contracts, securities indexes and options on financial futures contracts, options on index futures contracts, options on securities and options on securities indexes and (e) entering into variable rate demand notes.

3. No Fund may purchase securities (other than Government Securities) of any issuer if, as a result of the purchase, more than 5% of the Fund's total assets would be invested in the securities of the issuer, except that up to 25% of the value of the total assets of each Fund, other than the Money Market Fund, may be invested without regard to this limitation. All securities of a foreign government and its agencies will be treated as a single issuer for purposes of this restriction.

4. No Fund may purchase more than 10% (5%, in the case of the Tax-Exempt Fund) of the voting securities of any one issuer, or more than 10% of the outstanding securities of any class of issuer, except that (a) this limitation is not applicable to a Fund's investments in Government Securities and (b) up to 25% of the value of the assets of a Fund, other than the Tax-Exempt Fund and the Money Market Fund, may be invested without regard to these limitations. All securities of a foreign government and its agencies will be treated as a single issuer for purposes of this restriction.

5. No Fund may invest more than 25% of the value of its total assets in securities of issuers in any one industry, except that the Tax-Exempt Fund may invest more than 25% of the value of its total assets in securities issued or guaranteed by a state, municipality or other political subdivision, unless the securities are backed only by the assets and revenues of non-governmental users. For purposes of this restriction, the term industry will be deemed to include
(a) the government of any country other than the United States, but not the U.S. Government and (b) all supranational organizations. In addition, securities held by the Money Market Fund that are issued by domestic banks are excluded from this restriction. For purposes of this investment restriction, the Trust may use the industry classifications reflected by the S&P Index, if applicable at the time of determination. For all other portfolio holdings, the Trust may use the Directory of Companies Required to File Annual Reports with the SEC and Bloomberg Inc. In addition, the Trust may select its own industry classifications, provided such classifications are reasonable.

Certain other investment restrictions adopted by the Trust with respect to the Funds are described in the Statement of Additional Information.

Risk Factors and Special Considerations

Investing in the Funds involves risk factors and special considerations, such as those described below:

General. GEIM's principal officers, directors, and portfolio managers serve in similar capacities with respect to GEIC, which like GEIM is a wholly-owned subsidiary of GE. GEIM and GEIC collectively provide investment management services to various institutional accounts with total assets, as of March 31, 1997, in excess of $58 billion. An investment in shares of any Fund, however, should not be considered to be a complete investment program.

Debt Instruments. A debt instrument held by a Fund will be affected by general changes in interest rates that will in turn result in increases or decreases in the market value of those obligations. The market value of debt instruments in a Fund's portfolio can be expected to vary inversely to changes in prevailing interest rates. In periods of declining interest rates, the yield of a Fund holding a significant amount of debt instruments will tend to be somewhat higher than prevailing market rates, and in periods of rising interest rates, the Fund's yield will tend to be somewhat lower. In addition, when interest rates are falling, money received by such a Fund from the continuous sale of its shares will likely be invested in portfolio instruments producing lower yields than the balance of its portfolio, thereby reducing the Fund's current yield. In periods of rising interest rates, the opposite result can be expected to occur.

Certain Investment Grade Obligations. Although obligations rated BBB by S&P or Baa by Moody's are considered investment grade, they may be viewed as being subject to greater risks than other investment grade obligations. Obligations rated BBB by S&P are regarded as having only an adequate capacity to pay principal and interest and those rated Baa by Moody's are considered medium-grade obligations that lack outstanding investment characteristics and have speculative characteristics as well.

Low-rated Securities. Certain Funds are authorized to invest in securities rated lower than investment grade (sometimes referred to as "junk bonds"). Low-rated and comparable unrated securities (collectively referred to as "low-rated" securities) likely have quality and protective characteristics that, in the judgment of a rating organization, are outweighed by large uncertainties or major risk exposures to adverse conditions, and are predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation. Securities in the lowest rating categories may be in default or may present substantial risks of default.

The market values of certain low-rated securities tend to be more sensitive to individual corporate developments and changes in economic conditions than higher-rated securities. In addition, low-rated securities generally present a higher degree of credit risk. Issuers of low-rated securities are often highly leveraged and may not have more traditional methods of financing available to them, so that their ability to service their debt obligations during an economic downturn or during sustained periods of rising interest rates may be impaired. The risk of loss due to default by these issuers is significantly greater because low-rated securities generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness. A Fund may incur additional expenses to the extent that it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings. The existence of limited markets for low-rated securities may diminish the Trust's ability to obtain accurate market quotations for purposes of valuing the securities held by a Fund and calculating the Fund's net asset value.

Non-publicly Traded and Illiquid Securities. Non-publicly traded securities may be less liquid than publicly traded securities. Although these securities may be resold in privately negotiated transactions, the prices realized from these sales could be less than those originally paid by a Fund. In addition, companies whose securities are not publicly traded are not subject to the disclosure and other investor protection requirements that may be applicable if their securities were publicly traded. A Fund's investments in illiquid securities are subject to the risk that should the Fund desire to sell any of these securities when a ready buyer is not available at a price that GEIM deems representative of their value, the value of the Fund's net assets could be adversely affected.

Repurchase and Reverse Repurchase Agreements. A Fund entering into a repurchase agreement will bear a risk of loss in the event that the other party to the transaction defaults on its obligations and the Fund is delayed or prevented from exercising its rights to dispose of the underlying securities. The Fund will be, in particular, subject to the risk of a possible decline in the value of the underlying securities during the period in which the Fund seeks to assert its right to them, the risk of incurring expenses associated with asserting those rights and the risk of losing all or a part of the income from the agreement.

A reverse repurchase agreement involves the risk that the market value of the securities retained by the Money Market Fund may decline below the price of the securities the Fund has sold but is obligated to repurchase under the agreement. In the event the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, the Money Market Fund's use of the proceeds of the agreement may be restricted pending a determination by the party, or its trustee or receiver, whether to enforce the Fund's obligation to repurchase the securities.

Warrants. Because a warrant, which is a security permitting, but not obligating, its holder to subscribe for another security, does not carry with it the right to dividends or voting rights with respect to the securities that the warrant holder is entitled to purchase, and because a warrant does not represent any rights to the assets of the issuer, a warrant may be considered more speculative than certain other types of investments. In addition, the value of a warrant does not necessarily change with the value of the underlying security and a warrant ceases to have value if it is not exercised prior to its expiration date. The investment by a Fund in warrants valued at the lower of cost or market, may not exceed 5% of the value of the Fund's net assets. Included within that amount, but not to exceed 2% of the value of the Fund's net assets, may be warrants that are not listed on the New York Stock Exchange, Inc. ("NYSE") or the American Stock Exchange. Warrants acquired by a Fund in units or attached to securities may be deemed to be without value.

Investment in Foreign Securities. Investing in securities issued by foreign companies and governments involves considerations and potential risks not typically associated with investing in obligations issued by the U.S. Government and U.S. corporations. Less information may be available about foreign companies than about U.S. companies, and foreign companies generally are not subject to uniform accounting, auditing and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to U.S. companies. The values of foreign investments are affected by changes in currency rates or exchange control regulations, restrictions or prohibitions on the repatriation of foreign currencies, application of foreign tax laws, including withholding taxes, changes in governmental administration or economic or monetary policy (in the United States or abroad) or changed circumstances in dealings between nations. Costs are also incurred in connection with conversions between various currencies. In addition, foreign brokerage commissions are generally higher than those charged in the United States and foreign securities markets may be less liquid, more volatile and less subject to governmental supervision than in the United States. Investments in foreign countries could be affected by other factors not present in the United States, including expropriation, confiscatory taxation, lack of uniform accounting and auditing standards, limitations on the use or removal of funds or other assets (including the withholding of dividends), and potential difficulties in enforcing contractual obligations, and could be subject to extended clearance and settlement periods.

Currency Exchange Rates. A Fund's share value may change significantly when the currencies, other than the U.S. dollar, in which the Fund's portfolio investments are denominated, strengthen or weaken against the U.S. dollar. Currency exchange rates generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries as seen from an international perspective. Currency exchange rates can also be affected unpredictably by intervention by U.S. or foreign governments or central banks or by currency controls or political developments in the United States or abroad.

Investing in Developing Countries. Investing in securities issued by companies located in developing countries involves not only the risks described above with respect to investing in foreign securities, but also other risks, including exposure to economic structures that are generally less diverse and mature than, and to political systems that can be expected to have less stability than, those of developed countries. Other characteristics of developing countries that may affect investment in their markets include certain national policies that may restrict investment by foreigners in issuers or industries deemed sensitive to relevant national interests and the absence of developed legal structures governing private and foreign investments and private property. The typically small size of the markets for securities issued by companies located in developing countries and the possibility of a low or nonexistent volume of trading in those securities may also result in a lack of liquidity and in price volatility of those securities.

Municipal Obligations. Even though Municipal Obligations are interest-bearing investments that promise a stable flow of income, their prices are inversely affected by changes in interest rates and, therefore, are subject to the risk of market price fluctuations. The values of Municipal Obligations with longer remaining maturities typically fluctuate more than those of similarly rated Municipal Obligations with shorter remaining maturities. The values of fixed income securities also may be affected by changes in the credit rating or financial condition of the issuing entities.

Opinions relating to the validity of Municipal Obligations and to the exemption of interest on them from Federal income taxes are rendered by bond counsel to the respective issuers at the time of issuance. Neither the Trust nor the Investment Manager will review the proceedings relating to the issuance of Municipal Obligations or the basis for opinions of counsel. The Tax-Exempt Fund may invest without limit in debt obligations that are repayable out of revenues generated from economically related projects or facilities or debt obligations whose issuers are located in the same state. Sizable investments in these obligations could involve an increased risk to the Tax-Exempt Fund should any of the related projects or facilities experience financial difficulties.

In past years, the U.S. Government has enacted various laws that have restricted or diminished the income tax exemption on various types of Municipal Obligations and may enact other similar laws in the future. If any such laws are enacted that would reduce the availability of Municipal Obligations for investment by the Tax-Exempt Fund so as to affect the Fund's shareholders adversely, the Trust will reevaluate the Fund's investment objective and policies and might submit possible changes in the Fund's structure to the Fund's shareholders for their consideration. If legislation were enacted that would treat a type of Municipal Obligation as taxable for Federal income tax purposes, the Trust would treat the security as a permissible taxable money market instrument for the Fund within the applicable limits set forth in this Prospectus.

The Tax-Exempt Fund intends to invest in Municipal Obligations of a broad range of issuers, consistent with prudent regional diversification. Investors in certain states may be subject to state taxation on all or a portion of the income and capital gains produced by such securities.

Covered Option Writing. Upon the exercise of a put option written by a Fund, the Fund may suffer a loss equal to the difference between the price at which the Fund is required to purchase the underlying security and its market value at the time of the option exercise, less the premium received for writing the option. Upon the exercise of a call option written by a Fund, the Fund may suffer a loss equal to the excess of the security's market value at the time of the option's exercise over the Fund's acquisition cost of the security, less the premium received for writing the option. In addition, no assurance can be given that a Fund will be able to effect closing purchase transactions at a desired time. The ability of a Fund to engage in closing transactions with respect to options depends on the existence of a liquid secondary market. Although a Fund will generally purchase or write securities options only if a liquid secondary market appears to exist for the option purchased or sold, no such secondary market may exist or the market may cease to exist.

A Fund will engage in hedging transactions only when deemed advisable by GEIM. Successful use by a Fund of options will depend on the Investment Manager's ability to predict correctly movements in the direction of the securities underlying the option used as a hedge. Losses incurred in hedging transactions and the costs of these transactions will affect a Fund's performance.

Securities Index Options. Securities index options are subject to position and exercise limits and other regulations imposed by the exchange on which they are traded. The ability of a Fund to engage in closing purchase transactions with respect to securities index options depends on the existence of a liquid secondary market. Although a Fund will generally purchase or write securities index options only if a liquid secondary market for the options purchased or sold appears to exist, no such secondary market may exist, or the market may cease to exist at some future date, for some options. No assurance can be given that a closing purchase transaction can be effected when the Investment Manager desires that a Fund engage in such a transaction.

Futures and Options on Futures. The use of futures contracts and options on futures contracts as a hedging device involves several risks. No assurance can be given that a correlation will exist between price movements in the underlying securities or index and price movements in the securities that are the subject of the hedge. Positions in futures contracts and options on futures contracts may be closed out only on the exchange or board of trade on which they were entered, and no assurance can be given that an active market will exist for a particular contract or option at any particular time. Furthermore, because any income earned from transactions in futures contracts and related options will be taxable, Brown Brothers anticipates that the Tax-Exempt Fund will invest in these instruments only in unusual circumstances, such as when Brown Brothers anticipates a significant change in interest rates or market conditions. Losses incurred in hedging transactions and the costs of these transactions will affect a Fund's performance.

Forward Currency Transactions. In entering into forward currency contracts, a Fund will be subject to a number of risks and special considerations. The market for forward currency contracts, for example, may be limited with respect to certain currencies. The existence of a limited market may in turn restrict the Fund's ability to hedge against the risk of devaluation of currencies in which the Fund holds a substantial quantity of securities. The successful use of forward currency contracts as a hedging technique draws upon GEIM's special skills and experience with respect to those instruments and will usually depend upon GEIM's ability to forecast interest rate and currency exchange rate movements correctly. Should interest or exchange rates move in an unexpected manner, a Fund may not achieve the anticipated benefits of forward currency contracts or may realize losses and thus be in a less advantageous position than if those strategies had not been used. Many forward currency contracts are subject to no daily price fluctuation limits so that adverse market movements could continue with respect to those contracts to an unlimited extent over a period of time. In addition, the correlation between movements in the prices of those contracts and movements in the prices of the currencies hedged or used for cover will not be perfect.

The Trust's ability to dispose of a Fund's positions in forward currency contracts depends on the availability of active markets in those instruments, and GEIM cannot now predict the amount of trading interest that may exist in the future in forward currency contracts. Forward currency contracts may be closed out only by the parties entering into an offsetting contract. As a result, no assurance can be given that a Fund will be able to utilize these contracts effectively for the intended purposes.

Options on Foreign Currencies. Like the writing of other kinds of options, the writing of an option on a foreign currency constitutes only a partial hedge, up to the amount of the premium received; a Fund could also be required, with respect to any option it has written, to purchase or sell foreign currencies at disadvantageous exchange rates, thereby incurring losses. The purchase of an option on a foreign currency may constitute an effective hedge against fluctuation in exchange rates, although in the event of rate movements adverse to a Fund's position, the Fund could forfeit the entire amount of the premium plus related transaction costs.

Instruments and Strategies Involving Special Risks. Certain instruments in which the Funds can invest and certain investment strategies that the Funds may employ could expose the Funds to various risks and special considerations. The instruments presenting risks to a Fund that holds the instruments are: Rule 144A Securities, depositary receipts, securities of supranational agencies, securities of other investment funds, municipal leases, floating and variable rate instruments, participation interests, zero coupon obligations, Municipal Obligation components, custodial receipts, mortgage related securities, government stripped mortgage related securities, and asset-backed and receivable-backed securities. Among the risks that some but not all of these instruments involve are lack of liquid secondary markets and the risk of prepayment of principal. The investment strategies involving special risks to some or all of the Funds are: engaging in when-issued or delayed-delivery securities transactions, lending portfolio securities and selling securities short against the box. Among the risks that some but not all of these strategies involve are increased exposure to fluctuations in market value of the securities and certain credit risks. See "Further Information: Certain Investment Techniques and Strategies" for a more complete description of these instruments and strategies.

Portfolio Transactions and Turnover

The Board has determined that, to the extent consistent with applicable provisions of the 1940 Act and rules thereunder, transactions for a Fund may be executed through the Distributor, if, in the judgment of GEIM, the use of the Distributor is likely to result in price and execution at least as favorable to the Fund as those obtainable through other qualified broker-dealers, and if, in the transaction, the Distributor charges the Fund a fair and reasonable rate consistent with that payable by the Fund to other broker-dealers on comparable transactions. Under rules adopted by the SEC, the Distributor may not execute transactions for a Fund on the floor of any national securities exchange, but may effect transactions by transmitting orders for execution providing for clearance and settlement, and arranging for the performance of those functions by members of the exchange not associated with the Distributor. The Distributor will be required to pay fees charged by those persons performing the floor brokerage elements out of the brokerage compensation that it receives from a Fund.

The Trust cannot predict precisely the turnover rate for any Fund, but expects that the annual turnover rate will generally not exceed 50% for the Premier Fund, 50% for the U.S. Equity Fund, 200% for the Mid-Cap Fund, _____% for the Value Fund, 50% for the Global Fund, 50% for the International Fund, 200% for the Strategic Fund, 100% for the Tax-Exempt Fund, 300% for the Income Fund, 200% for the Government Securities Fund and 300% for the Short-Term Government Fund. The portfolio turnover rate for the Money Market Fund is expected to be zero for regulatory purposes. For the fiscal years ended September 30, 1996 and September 30, 1995 the actual portfolio turnover rates of certain of the Funds were, respectively: the U.S. Equity Fund -- 49% and 43%, the Global Fund -- 46% and 46%, the International Fund -- 36% and 27%, the Strategic Fund -- 93% and 98%, the Tax-Exempt Fund -- 145% and 86%, the Income Fund -- 275% and 315% and the Short-Term Government Fund -- 201% and 415%. A 100% annual turnover rate would occur if all of a Fund's securities were replaced one time during a period of one year. Short-term gains realized from portfolio turnover are taxable to shareholders as ordinary income. In addition, higher portfolio turnover rates can result in corresponding increases in brokerage commissions. GEIM does not consider portfolio turnover rate a limiting factor in making investment decisions on behalf of any Fund consistent with the Fund's investment objective and policies. The Statement of Additional Information contains additional information regarding portfolio transactions and turnover.

MANAGEMENT OF THE TRUST

Board of Trustees

Overall responsibility for management and supervision of the Funds rests with the Board. The Trustees approve all significant agreements between the Trust and the persons and companies that furnish services to the Funds, including agreements with the Funds' investment adviser and administrator, distributor, custodian and transfer agent. The day-to-day operations of the Funds have been delegated to GEIM. The Statement of Additional Information contains background information regarding each Trustee and executive officer of the Trust.

Investment Adviser and Administrator

GEIM, located at 3003 Summer Street, P.O. Box 7900 Stamford, Connecticut 06904, serves as the investment adviser and administrator of each Fund. GEIM, which was formed under the laws of Delaware in 1988, is a wholly-owned subsidiary of GE and is a registered investment adviser under the Investment Advisers Act of 1940, as amended.

GEIM has served as the investment adviser of the investment portfolios of Variable Investment Trust, which are offered only to insurance company separate accounts that fund certain variable annuity and variable life contracts, since their inception in 1994, and other institutional accounts, including PaineWebber Global Equity Fund, a series of PaineWebber Investment Trust, since its inception in 1991, the Global Growth Portfolio of PaineWebber Series Trust and Global Small Cap Fund Inc. since March, 1995. GEIM's principal officers and directors serve in similar capacities with respect to GEIC, which like GEIM is a wholly-owned subsidiary of GE, and which currently acts as the investment adviser of Elfun Global Fund, Elfun Trusts, Elfun Income Fund, Elfun Money Market Fund, Elfun Tax-Exempt Income Fund and Elfun Diversified Fund (collectively, the "Elfun Funds"). The first Elfun Fund, Elfun Trusts, was established in 1935. Investment in the Elfun Funds is generally limited to regular and senior members of the Elfun Society, whose regular members are selected from active employees of GE and/or its majority-owned subsidiaries, and whose senior Society members are former members who have retired from those companies. In addition, under the General Electric Savings and Security Program, GEIC serves as investment adviser to the GE S&S Program Mutual Fund and GE S&S Long Term Interest Fund. GEIC also serves as the investment adviser to the General Electric Pension Trust. Through GE Investments and its predecessors, GE has nearly 70 years of investment management experience. GEIM and GEIC collectively provide investment management services to various institutional accounts with total assets, as of March 31, 1997, in excess of $58 billion, of which more than $12 billion is invested in mutual funds.

As a Fund's investment adviser (except for the Tax-Exempt Fund), GEIM, subject to the supervision and direction of the Board, manages the Fund's portfolio in accordance with its investment objective and stated policies, makes investment decisions for the Fund and places purchase and sale orders for the Fund's portfolio transactions. For the Tax-Exempt Fund, Brown Brothers periodically consults with GEIM on a macro level regarding matters pertaining to the Tax-Exempt Fund, including market strategy and portfolio characteristics such as average weighted maturity and the quality of the Fund's investments. As a Fund's administrator, GEIM furnishes the Trust with statistical and research data, clerical help and accounting, data processing, bookkeeping, internal auditing services and certain other services required by the Trust; prepares reports to the shareholders of the Fund; and assists in the preparation of tax returns and reports to and filings with the SEC and state securities law authorities. GEIM also pays the salaries of all personnel employed by both it and the Trust and provides each Fund with investment officers who are authorized by the Board to execute purchases and sales of securities on behalf of the Fund. The Funds pay GEIM fees for advisory and administration services provided by GEIM to the Funds that are accrued daily and paid monthly at the following annual rates of the value of the Funds' average daily net assets: the Premier Fund -- .60%; the U.S. Equity Fund -- .40%, the Mid-Cap Fund -- .60%, the Value Fund -- .55%, the Global Fund -- .75%, the International Fund -- .80%, the Strategic Fund -- .35%, the Tax-Exempt Fund -- .35%, the Income Fund -- .35%, the Government Securities Fund -- .40%, the Short-Term Government Fund -- .30% and the Money Market Fund -- .25%.

Although investment decisions for each Fund are made independently from those of the other accounts managed by GEIM, investments of the type a Fund may make may also be made by those other accounts. When a Fund and one or more other accounts managed by GEIM are prepared to invest in, or desire to dispose of, the same security, available investments or opportunities for sales will be allocated in a manner believed by GEIM to be equitable to each. In some cases, this procedure may adversely affect the price paid or received by a Fund or the size of the position obtained or disposed of by a Fund.

The agreements governing the investment advisory services furnished to the Trust by GEIM provide that, if GEIM ceases to act as the investment adviser to the Trust, at GEIM's request, the Trust's license to use the initials "GE" will terminate and the Trust will change the name of the Trust and the Funds to a name not including the initials "GE."

Sub-Investment Adviser (Tax-Exempt Fund only)

The Tax-Exempt Fund's sub-adviser, Brown Brothers, 59 Wall Street, New York, New York 10005, has been retained by GEIM to act as sub-investment adviser of the Fund under a sub-investment advisory contract with GEIM dated ________ ___, 1997. Brown Brothers managed total assets in excess of $25 billion as of March 31, 1997. As sub-investment adviser, Brown Brothers is responsible for the actual investment management of the Tax-Exempt Fund's assets including the responsibility for making decisions and placing orders to buy, sell or hold a particular security, under the general supervision of GEIM and the Board. Pursuant to the sub-investment advisory contract, GEIM will periodically review the investment activities of Brown Brothers, and GEIM will have the right to terminate the sub-advisory contract upon 60 days' written notice to Brown Brothers.

Overall portfolio management strategy for the Tax-Exempt Fund is determined by Brown Brothers. Barbara A. Brinkley, a Manager of Brown Brothers and a member of its U.S. Bond Policy Group and its Fixed Income Credit Committee, serves as the Tax-Exempt Fund's portfolio manager. Ms. Brinkley has been employed by Brown Brothers since 1976. Throughout her career with Brown Brothers, and during her previous four years with American Re-Insurance Company, Ms. Brinkley has specialized as a municipal bond credit analyst, trader and portfolio manager. Ms. Brinkley is a member and former chairman of the Municipal Analysts Group of New York, and is a member of the Fixed Income Analysts Society, Inc. Ms. Brinkley holds a B.A. degree from Smith College.

For its services under the sub-advisory contract, Brown Brothers receives from GEIM a fee, payable monthly, based upon the Tax-Exempt Fund's average daily net assets equal to an annual rate of .20% of the first $25 million; .175% of the next $25 million; .15% of the next $50 million; and .125% of amounts in excess of $100 million.

Portfolio Management

Eugene K. Bolton is responsible for the overall management of the domestic equity investment process at GE Investments. In that capacity, which he has served since the commencement of the Funds' operations, Mr. Bolton leads a team of portfolio managers for the U.S. Equity Fund and for the equity related investments of the portfolio of the Strategic Fund. He is also responsible for monitoring the investment strategies employed by the Portfolio Managers of those Funds to ensure that they are consistent with the Funds' investment objectives and policies. Mr. Bolton has more than 12 years of investment experience and has held positions with GE Investments since 1984. He is currently a Director and Executive Vice President of GE Investments.

Christopher D. Brown is one of the four Portfolio Managers for the U.S. Equity Fund and has served in that capacity since December 1995. He has more than ten years of investment experience, and has held positions with GE Investments since 1985. Mr. Brown is currently a Vice President of GE Investments.

David B. Carlson is the Portfolio Manager of the Premier Fund and is also responsible for the management of the equity related investments of the portfolio of the Strategic Fund. Mr. Carlson has served those Funds as a Portfolio Manager since the commencement of their operations. He has more than 14 years of investment experience and has held positions with GE Investments since 1982. Mr. Carlson is currently a Senior Vice President of GE Investments.

Peter J. Hathaway leads a team of portfolio managers for the Value Fund and has served in that capacity since the commencement of the Fund's operations. He has more than 36 years of investment experience and has held positions with GE Investments since 1985. Mr. Hathaway is currently a Senior Vice President of GE Investments.

Ralph R. Layman leads a team of portfolio managers for the International Fund and serves as a Co-Portfolio Manager of the Global Fund and has served in that capacity since the commencement of the Funds' operations. Mr. Layman is also responsible for the management of the international equity-related investments of the Strategic Fund. He has more than 17 years of investment experience and has held positions with GE Investments since 1991. From 1989 to 1991, Mr. Layman served as an Executive Vice President, Partner and Portfolio Manager of Northern Capital Management, and prior thereto, served as Vice President and Portfolio Manager of Templeton Investment Counsel. Mr. Layman is currently an Executive Vice President of GE Investments.

Robert A. MacDougall leads a team of portfolio managers for the Government Securities Fund, the Fixed Income Fund and the Short-Term Government Fund and is also responsible for the management of fixed income related investments of the portfolio of the Strategic Fund. Mr. MacDougall has served those Funds as a Portfolio Manager since the commencement of their operations. He has more than 13 years investment experience and has held positions with GE Investments since 1986. Mr. MacDougall is currently an Executive Vice President of GE Investments.

Elaine G. Harris is the Portfolio Manager of the Mid-Cap Fund and has served in that capacity since commencement of the Fund's operations. Ms. Harris has more than 12 years of investment experience and has held positions with GE Investments since 1993. From 1991 to 1993, Ms. Harris served as Senior Vice President and Portfolio Manager at SunAmerica Asset Management and, prior thereto, as Portfolio Manager at Alliance Capital Management Company and in various positions at Fidelity Management and Research Corporation.
Ms. Harris is currently a Senior Vice President of GE Investments.

Michael J. Solecki is a Co-Portfolio Manager of the Global Fund and has served in that capacity since commencement of the Fund's operations. Mr. Solecki has more than six years of investment experience and has held positions with GE Investments since 1990. Mr. Solecki is currently a Vice President of GE Investments.

GEIM investment personnel may engage in securities transactions for their own accounts pursuant to a code of ethics that establishes procedures for personal investing and restricts certain transactions.

Expenses of the Funds

The Money Market Fund, as well as each Class of the Participant Funds, bears its own expenses, which generally include all costs not specifically borne by GEIM. Included among the Money Market Fund's expenses and/or the Class' expenses are: costs incurred in connection with the Class' and/or the Trust's organization; investment advisory, administration and distribution and shareholder servicing fees; fees paid to members of the Board who are not affiliated with GEIM or any of its affiliates; fees for necessary professional and brokerage services; fees for any pricing service; the costs of custody, transfer agency and recordkeeping services; the costs of regulatory compliance and membership in the mutual fund industry's association; a portion of the costs associated with maintaining the Trust's legal existence; and the costs of corresponding with shareholders of the Funds.

The Trust has adopted Shareholder Servicing and Distribution Plans (the "Plans") pursuant to Rule 12b-1 under the 1940 Act with respect to each Participant Fund. Under the Plans, the Trust will pay GEIM, with respect to the Class A and Class B shares of a Participant Fund, fees for shareholder and distribution services provided to those Classes of the Participant Fund, and with respect to the Class C shares of a Participant Fund, the Trust will pay GEIM a shareholder servicing fee, each at the annual rates set out above under "The Multiple Distribution System" and as further described below under "Purchase of Shares." Fees to be paid with respect to the Funds under the Plans will be calculated daily and paid monthly by the Trust.

The annual fees payable with respect to each Class of a Participant Fund are intended to compensate GEIM or enable GEIM to compensate other persons ("Service Providers") for providing ongoing servicing and/or maintenance of the accounts of shareholders of the Participant Fund ("Shareholder Services") and to compensate GEIM, or enable GEIM to compensate Service Providers, including any distributor of shares of the Participant Fund, for providing services that are primarily intended to result in, or that are primarily attributable to, the sale of shares of the Participant Fund ("Selling Services"). Shareholder Services means all forms of shareholder liaison services, including, among other things, one or more of the following: providing Class A, Class B or Class C shareholders of a Participant Fund with (i) information on their investments; (ii) general information regarding investing in mutual funds; (iii) periodic newsletters containing materials relating to the Participant Fund or to investments in general in mutual funds; (iv) periodic financial seminars designed to assist in the education of shareholders with respect to mutual funds generally and the Participant Fund specifically; (v) access to a telephone inquiry center relating to the Participant Fund; and other similar services not otherwise required to be provided by the Trust's custodian or transfer agent. Selling Services include, but are not limited to: the printing and distribution to prospective investors in the Participant Fund of prospectuses and statements of additional information that are used in connection with sales of Class A and Class B shares of the Participant Fund; the preparation, including printing, and distribution of sales literature and media advertisements relating to the Class A or Class B shares of the Participant Fund; and distributing Class A or Class B shares of the Participant Fund. In providing compensation for Selling Services in accordance with the Plans, GEIM is expressly authorized (1) to make, or cause to be made, payments reflecting an allocation of overhead and other office expenses related to the distribution of the Class A or Class B shares of a Participant Fund; (2) to make, or cause to be made, payments to, or to provide for the reimbursement of expenses of, persons who provide support services in connection with the distribution of the Class A or Class B shares of the Participant Fund; and (3) to make, or cause to be made, payments to broker-dealers who have sold Class A or Class B shares of the Participant Fund.

Payments under the Plans are not tied exclusively to the expenses for shareholder servicing and distribution expenses actually incurred by GEIM or any Service Provider, and the payments may exceed expenses actually incurred by GEIM and/or a Service Provider. The Board evaluates the appropriateness of the Plans and its payment terms on a continuing basis and in doing so considers all relevant factors, including the types and extent of Shareholder Services and Selling Services provided by GEIM and/or Service Providers and amounts GEIM and/or Service Providers receive under the Plans.

PURCHASE OF SHARES

General

Fund shares are sold on a continuous basis by the Distributor. A purchase order will be processed at the net asset value next determined with respect to the Class of shares of the Participant Fund (or shares of the Money Market Fund) being purchased after your purchase order (or your wire, if applicable) has been received and accepted by State Street Bank and Trust Company ("State Street"), the Trust's custodian and transfer agent. For a description of the manner of calculating a Fund's net asset value, see "Net Asset Value."

The minimum initial investment in the Money Market Fund or in a Class of a Participant Fund is $500 (or $250 in the case of individual retirement accounts ("IRAs")) and the minimum for subsequent investments is $100. The minimum for any purchase by payroll deduction (including initial investment) is $25 per month. Purchase orders for shares of a Fund will be accepted by the Trust only on a day on which the Fund's net asset value is calculated. See "Net Asset Value" below. The Trust may in its discretion reject any order for the purchase of shares of a Fund. For the convenience of shareholders and in the interest of economy, the Trust will not issue physical certificates representing shares in any Fund.

Shares of the Funds may be purchased directly from the Distributor or through authorized broker-dealers, financial institutions or investment advisers which have entered into sales agreements with the Distributor ("Authorized Firms"), as follows:

Through Authorized Firms. Initial purchases of shares through Authorized Firms should be made with the assistance of a sales representative (a "Sales Representative"). Subsequent investments may be made with a Sales Representative or mailed directly to the Trust. When making subsequent investments directly to the Trust, make your check payable to GE Funds and clearly indicate your account number on the check.

Initial or subsequent purchases of shares through Authorized Firms can also be made by Federal Funds wire, transferred along with proper instructions directly to your account. Before an initial wire transfer can be accepted, an account must be established for you. See your Sales Representative for further instructions. Your financial institution may charge a fee for wiring to your account.

If you purchase shares through a Sales Representative, your Authorized Firm will be responsible for transmitting your order promptly to State Street. You begin to earn income as of the first business day following the day State Street has received payment for your order. Orders will be accepted only upon receipt by State Street of all documentation required to be submitted in connection with such order. If you purchase or redeem your shares through an Authorized Firm, you may be subject to service fees imposed by that Firm.

Other investors not being assisted by a Sales Representative of an Authorized Firm may purchase shares in a manner described below:

By Mail. Investors may send a check made payable to GE Funds in U.S. currency along with account information and instructions to the Trust, at:

         GE Funds
         P.O. Box 8309
         Boston, MA 02266-8325

For overnight package delivery:

         GE Funds
         c/o Boston Financial Data Services Inc.
         Two Heritage Drive
         Quincy, MA 02171

Investors should send all account information and instructions that are accompanied by a check payable to GE Funds in payment for shares to the Trust. A purchase of shares of a Fund will be effected in accordance with a completed order at the Fund's net asset value next determined after receipt. If the check used for the purchase does not clear, the Trust will cancel the purchase and the investor may be liable for losses or fees incurred. Checks are accepted subject to collection at full face value in U.S. funds and must be drawn on a U.S. bank. Investors may obtain an account application necessary to open an account by telephoning the Trust at the applicable toll free number listed on the back cover of the Prospectus or by writing to the Trust, at:

         GE Funds
         P.O. Box 120065
         Stamford, CT 06912-0065

For overnight package delivery:

         GE Funds
         c/o Boston Financial Data Services Inc.
         Two Heritage Drive
         Quincy, MA 02171

By Wire. Purchase orders for shares of a Fund may be transmitted by wire. Wire orders will not be accepted until a completed account application in proper form has been received by the Trust at the address set forth above. After the Trust receives an application, an investor should then wire Federal funds (minimum $1,000) to: State Street Bank and Trust Company (ABA #0110-0002-8; DDA No. 9904-641-9) For: [Name of Fund] Account of: [Investor's name, address and account number].

If a wire is received by the close of regular trading on the NYSE (currently 4:00 p.m. New York time), the shares will be priced according to the net asset value of the Fund on that day. If a wire is received after the close of regular trading on the NYSE, the shares will be priced as of the time the Fund's net asset value per share is next determined. Payment for orders that are not accepted will be returned to the prospective investor promptly.

By Direct Deposit Privilege. The Trust offers a Direct Deposit Privilege (the "Privilege"), which enables investors to purchase shares of either the Money Market Fund or of a particular Class of a Participant Fund (minimum of $25) by having Federal salary, Social Security, or certain veterans', military or other payments from the U.S. Government, or a GE employee's payroll check, automatically deposited into their Fund account. An investor may elect to deposit as much as desired. To enroll for the Privilege, an investor must file with the Trust a completed Direct Deposit Sign Up Form for each type of payment desired to be included in the Privilege. The appropriate form may be obtained from the Trust. Death or legal incapacity will terminate the Privilege for an investor. An investor may elect at any time to terminate participation by notifying in writing the appropriate Federal agency. Further, the Trust may terminate participation upon 30 days' notice to the investor.

By Payroll Savings Plan. The Payroll Savings Plan offered by the Trust permits an investor to purchase shares of either the Money Market Fund or of a particular Class of a Participant Fund (minimum of $25) automatically on a regular basis. Depending upon the direct deposit program established with an investor's employer, part or all of such investor's paycheck may be transferred to an existing account electronically at each pay period (through the Automated Clearing House). To establish a Payroll Savings Plan account, an authorization form must be sent to the Trust at:

         GE Funds
         P.O. Box 120065
         Stamford, CT 06912-0065


For overnight package delivery:

         GE Funds
         c/o Boston Financial Data Services Inc.
         Two Heritage Drive
         Quincy, MA 02171

The necessary authorization form may be obtained from the Trust. Investors may change the amount of purchase or cancel the authorization only by written notification to the Trust. The Trust may modify or terminate the Payroll Savings Plan at any time or charge a service fee. No such fee currently is contemplated.

By Automatic Investment Plan. Investors may arrange to make purchases of shares automatically on a monthly basis by electronic funds transfer (minimum $25 per transaction) from the checking, NOW, bank money market deposit account or credit union account designated by the investor if their bank or credit union is a member of an automated clearing house or by preauthorized checks drawn on their bank or credit union account. Shareholders will receive confirmations for transactions and a debit entry will appear on the bank or credit union statement. To make arrangements for automatic monthly investments, call the Trust at the applicable toll free number listed on the back cover of the Prospectus for further information. Investors may change the purchase amount or terminate this privilege at any time. The Trust may modify or terminate this privilege at any time or charge a service fee; however, no service fee is currently contemplated.

The Multiple Distribution System

As described above, under the Multiple Distribution System, Participant Funds offer different methods of purchasing shares, enabling investors to choose the Class that best suits their needs given the amount of purchase and intended length of investment. The Distributor and other persons remunerated on the basis of sales of shares may receive different levels of compensation for selling one Class of shares over another.

When purchasing shares of a Participant Fund, investors are required to specify whether the purchase is for Class A, Class B, Class C or Class D shares, as described below. The Money Market Fund does not participate in the Multiple Distribution System.

Class A Shares. Class A shares will be offered to investors at their net asset value next determined, plus a sales charge, if applicable. Class A shares are subject to a service fee and a distribution fee, each at the annual rate of .25% of the value of the average daily net assets attributable to the Class. See "Management of the Trust."

The sales charges payable upon the purchase of Class A shares will vary with the amount of purchase as shown in the tables set out on the following page:

               GE Premier Growth Equity Fund, GE U.S. Equity Fund,
                  GE Mid-Cap Growth Fund, GE Value Equity Fund,
               GE Global Equity Fund, GE International Equity Fund
                        and GE Strategic Investment Fund


                                                                                                Maximum Dealers'
                                                         Total Front-End Sales Charge              Reallowance**
                                                         ----------------------------              -------------
                                                                           As a Percentage
                                                    As a Percentage              of               As a Percentage
             Amount of Purchase at                        of                 Net Amount                 of
                Offering Price*                     Offering Price            Invested            Offering Price
                ---------------                     --------------            --------            --------------

Less than $50,000............................            4.75%                  4.99%                  4.25%
$50,000 but less than $100,000...............            4.25                   4.44                   3.75
$100,000 but less than $250,000..............            3.25                   3.36                   2.75
$250,000 but less than $500,000..............            2.50                   2.56                   2.00
$500,000 but less than $1,000,000............            2.00                   2.04                   1.55
$1,000,000 or more...........................               0                      0


   GE Tax-Exempt Fund, GE Government Securities Fund and GE Fixed Income Fund


                                                                                                  Maximum Dealers'
                                                         Total Front-End Sales Charge              Reallowance**
                                                                           As a Percentage
                                                    As a Percentage              of               As a Percentage
             Amount of Purchase at                        of                 Net Amount                 of
                Offering Price*                     Offering Price            Invested            Offering Price
                ---------------                     --------------            --------            --------------

Less than $100,000...........................            4.25%                  4.44%                  3.75%
$100,000 but less than $250,000..............            3.25                   3.36                   2.75
$250,000 but less than $500,000..............            2.50                   2.56                   2.00
$500,000 but less than $1,000,000............            2.00                   2.04                   1.55
$1,000,000 or more...........................               0                      0


                          GE Short-Term Government Fund


                                                                                                 Maximum Dealers'
                                                         Total Front-End Sales Charge              Reallowance**
                                                                           As a Percentage
                                                    As a Percentage              of               As a Percentage
             Amount of Purchase at                        of                 Net Amount                 of
                Offering Price*                     Offering Price            Invested            Offering Price
                ---------------                     --------------            --------            --------------


Less than $100,000...........................            2.50%                  2.56%                  2.25%
$100,000 but less than $250,000..............            2.25                   2.30                   2.00
$250,000 but less than $500,000..............            1.75                   1.78                   1.50
$500,000 but less than $1,000,000............            1.25                   1.27                   1.00
$1,000,000 or more...........................               0                      0


* The Distributor has adopted guidelines directing selling representatives that single investments of $250,000 or more should be made in Class A shares.

 ** The Distributor will reallow up to the entire sales charge to PNC Securities Corp. and GNA Securities, Inc. for those shares sold to retail customers by those dealers. In lieu of this additional reallowance, the Distributor may otherwise pay out of its own resources to GNA Securities, Inc. an additional amount not to exceed 1.50% on the sale of Fund shares depending on certain variables, including sales volume, class of Fund, and class of Fund shares sold. The staff of the SEC has indicated that dealers who receive more than 90% of the sales charge may be considered underwriters.

- For purchases in excess of $1 million, the Distributor will pay a concession of up to .70% to the selling dealer.

- For purchases in excess of $1 million, the Distributor will pay a concession of up to .60% to the selling dealer.

No sales charge is imposed on Class A shares purchased through reinvestment of dividends or capital gains distributions. In addition, Class A shares are offered without any sales charge with respect to: (1) purchases of $1 million or more of Class A shares by an investor, including an investment by a Class D eligible employee retirement plan that seeks the additional services provided to Class A Shareholders ("Class A Retirement Plans"), (2) all purchases by Class A Retirement Plans which have 250 or more eligible employees, (3) all purchases by Class A Retirement Plans, including Plans purchasing less than $1 million of Class A shares of the Funds and which have less than 250 employees if such Plans purchase Class A shares exclusively through the Distributor and not through an Authorized Firm, (4) all purchases directly by individuals who are not Class C eligible who may otherwise invest in the Funds through defined contribution plans currently invested in the Funds, and who purchase shares exclusively through the Distributor and not through an Authorized Firm, (5) all purchases by officers, directors, employees and registered representatives of Authorized Firms which have entered into sales agreements with the Distributor or financial institutions through which shares of the Funds are being offered or made available for sale, (6) all purchases through nondiscretionary investment advisory programs made available by registered investment advisers, banks or brokers approved by the Board, (7) all purchases resulting from offerings made to selected customers of certain subsidiaries and divisions of GE, including any subsequent purchases by persons who invest through such offerings, provided that any such person maintains an account with the Trust in its, his or her name at the time of the subsequent purchase and the investment is made in that name, or as custodian for a minor or in an individual retirement account for the customer, (8) all purchases by certain customers of GE who previously purchased Class A shares during a special limited offering of such shares by the Distributor, provided that the customer maintains an account with the Trust in its, his or her name at the time of the current purchase and the investment is made in that name, or as custodian for a minor or in an individual retirement account for the customer and (9) all purchases by certain of the GE LifeStyle Funds, a "fund of funds" vehicle designed to invest in certain classes of the Funds.

Reduced sales charges are available under a combined right of accumulation under which an investor may combine (1) the value of Class A shares held in the Participant Fund, (2) the value of Class A shares held in another Participant Fund with respect to which the investor has previously paid, or is subject to the payment of, a sales charge, and (3) the value of Class A shares being purchased. For example, if an investor owns shares of the Global Fund and the Strategic Fund that have an aggregate value of $92,000, and makes an additional investment in Class A shares of the Global Fund of $15,000, the sales charge applicable to the additional investment would be 3.25% rather than the 4.75% normally charged on a $15,000 purchase. In addition, Class A Retirement Plans may include, as part of the calculation of accumulation benefits, purchases of shares of the Money Market Fund and interests in other pooled investment vehicles, which are made available to such investors and specified by the Distributor as eligible for accumulation benefits in sales agreements with Authorized Firms.

By signing a Letter of Intent form, available from the Distributor, an investor becomes eligible for the reduced sales load applicable to the total number of Participant Fund Class A shares purchased in a 13-month period (beginning up to 90 days prior to the date of execution of the Letter of Intent), pursuant to the terms and under the conditions set forth in the Letter of Intent. To compute the applicable sales load, the shares an investor beneficially owns (on the date of submission of the Letter of Intent) in any Participant Fund that may be used toward "right of accumulation" benefits described above may be used as a credit toward completion of the Letter of Intent.

State Street will hold in escrow 5% of the amount indicated in the Letter of Intent for payment of a higher sales load if an investor does not purchase the full amount indicated in the Letter of Intent. The escrow will be released when an investor fulfills the terms of the Letter of Intent by purchasing the specified amount. Assuming completion of the total minimum investment specified under a Letter of Intent, an adjustment will be made to reflect any reduced sales charge applicable to shares purchased during the 90-day period prior to the submission of the Letter of Intent. Additionally, if the total purchases within the period exceed the amount specified in the Letter of Intent, an adjustment will be made to reflect further reduced sales charges applicable to such purchases. All such adjustments will be made in the form of additional shares credited to the shareholder's account at the then current offering price applicable to a single purchase of the total amount of the total purchases. If total purchases are less than the amount specified, an investor will be requested to remit an amount equal to the difference between the sales load actually paid and the sales load applicable to the aggregate purchases actually made. If such remittance is not received within 20 days, State Street, as attorney-in-fact pursuant to the terms of the Letter of Intent, will redeem an appropriate number of shares held in escrow to realize the difference. Signing a Letter of Intent does not bind an investor to purchase, or the Trust to sell, the full amount indicated at the sales load in effect at the time of signing, but an investor must complete the intended purchase to obtain the reduced sales load.

Participant Funds also offer a reinstatement privilege under which a shareholder that has redeemed Class A shares may reinvest the proceeds from the redemption without imposition of a sales charge, provided the reinvestment is made within 60 days of the redemption. The tax status of a gain realized on a redemption will not be affected by exercise of the reinstatement privilege but a loss will be nullified if the reinvestment is made within 30 days of redemption. See the Statement of Additional Information for the tax consequences when, within 90 days of a purchase of Class A shares, the shares are redeemed and reinvested in a Participant Fund.

Class B Shares. Investors are able to purchase Class B shares at their net asset value per share next determined after a purchase order is received, without imposition of any sales charge. A CDSC is imposed, however, on certain redemptions of Class B shares. See "Redemption of Shares" below, which provides a more complete description of the CDSC. Class B shares of a Participant Fund, other than the Short-Term Government Fund are subject to a service fee at the annual rate of .25% and a distribution fee at the annual rate of .75%, of the value of a Participant Fund's average daily net assets attributable to the Class. In the case of the Short-Term Government Fund, Class B shares are subject to a service fee at the annual rate of .25% and a distribution fee at the annual rate of .60% of the value of the Fund's average daily net assets attributable to the Class. The Distributor has adopted guidelines, in view of the relative sales charges, service fees and distribution fees, directing its representatives and all selling agents that all purchases of shares should be for Class A shares when the purchase is $250,000 or more by an investor not eligible to purchase Class C or Class D shares. The Distributor reserves the right to vary these guidelines at any time.

Class C Shares. Class C shares will be offered at their net asset value per share next determined after a purchase order is received, without imposition of any sales charge or CDSC. Class C shares are subject to a service fee of .25% of the net assets attributable to the Class. Class C shares are not subject to any distribution fee, and are available exclusively to (1) holders of shares of a Participant Fund or of the Money Market Fund that were issued and outstanding on November 29, 1993 -- the date the Multiple Distribution System was implemented ("Existing Shares") who are not eligible to be holders of Class D shares, (2) any family member of a holder of Existing Shares, (3) employees, retirees, officers or directors of GE or an affiliate of GE or any family member of any of those employees, retirees, officers or directors, in each case, whether investing directly or indirectly through their IRA and (4) certain other persons who previously purchased Class C shares during a special limited offering of such shares by the Distributor, provided that the person maintains an account with the Trust in its, his or her name at the time of such additional purchase or exchange and the investment is made in that name, or as custodian for a minor or in an individual retirement account for such person. For purposes of this Prospectus, the term "family member" includes spouses and by reason of blood or marriage, parents, children, siblings, grandparents and grandchildren. Also, for purposes of this Prospectus, the term "employees, retirees, officers or directors of GE or an affiliate of GE" includes (i) persons who are currently employed by GE or an affiliate of GE (GE and its affiliates are hereinafter referred to as "GE"), (ii) persons who have retired or will retire from GE, or (iii) persons who are no longer employed by GE, but who have either retained a balance in the GE S&S Program or were employed by GE for at least 20 consecutive years. Any holder of Existing Shares falling within subcategory (1) above, who fully redeems his or her Class C shares or whose shares are redeemed in accordance with the involuntary redemption procedure set out below, will not have the right to reinvest in Class C shares. See "Redemptions of Shares" below.

Class D Shares. Class D shares will be offered without imposition of a sales charge, CDSC, service fee or distribution fee exclusively to: banks, insurance companies and industrial corporations each purchasing shares for their own account; investment management programs of financial institutions that contemplate purchasing shares of investment companies managed by an adviser unaffiliated with the financial institution; financial institutions investing in their fiduciary capacity on behalf of clients or customers; tax-exempt investors, including defined benefit or contribution plans (including plans meeting the requirements of Section 401(k) of the Code), plans established under
Section 403(b) of the Code, trusts established under Section 501(c)(9) of the Code to fund the payment of certain welfare benefits, charitable, religious and educational institutions, and foundations and endowments of those investors; and investment companies not managed or sponsored by GEIM or any affiliate of GEIM ("Institutional Investors"). Under no circumstances are regular IRAs, simplified employee pension IRAs ("SEP-IRAs"), salary reduction SEP-IRAs and Keogh plans eligible to purchase Class D shares. For purposes of this Prospectus, the term "industrial corporation" is intended to mean any corporate entity employing 100 or more persons but does not include professional corporations or corporations established under Subchapter S of the Code. Investors eligible to purchase Class D shares may not purchase any other Class of shares, except as noted above under "Class A Shares."

Subsequent Purchase of Shares

Investors may purchase additional shares of a Fund at any time by mail or by telephone in the manner outlined above. All payments should clearly indicate the investor's account number.

Purchases in Kind

The Trust may, in its discretion, require that proposed investments of $10 million or more in a particular Class of a Participant Fund, or in the Money Market Fund, be made in kind. This requirement is intended to minimize the effect of transaction costs on existing shareholders of a Fund. Such transaction costs, which may include broker's commissions and taxes or governmental fees, domestic or foreign, as the case may be, may, in such event, be borne by the proposed investor in shares of the Fund. Under these circumstances, the Trust would inform the investor of the securities and amounts that are acceptable to the Trust. The securities would then be accepted by the Trust at their then market value in return for shares in the Fund of an equal value.

RETIREMENT PLANS

Shares of each of the Funds, other than the Tax-Exempt Fund, are available for purchase by IRAs, including IRAs established under the proprietary form established by GEIM ("GE IRAs"), retirement plans for self-employed individuals, 401(k) Plans, eligible deferred compensation plans meeting the requirements of Section 457(b) of the Code, tax-exempt organizations enumerated in Section 501(c)(3) of the Code and retirement plans qualified under
Section 403(b)(7) of the Code (collectively "Qualified Plans"). As set out above under "Purchase of Shares -- The Multiple Distribution System" different types of Qualified Plans may be eligible to purchase different Classes of a Participant Fund. Details about the procedure to be followed by Qualified Plans in investing in the Funds are available through the Distributor. Investors interested in establishing a GE IRA should contact the Distributor at the applicable toll free number listed on the back cover of the Prospectus to obtain the necessary documentation.

REDEMPTION OF SHARES

Redemptions in General

Shares of the Money Market Fund, as well as shares of a Class of a Participant Fund, may be redeemed on any day on which the Fund's net asset value is calculated as described below under "Net Asset Value." Redemption requests received in proper form prior to the close of regular trading on the NYSE will be effected at the net asset value per share determined on that day. Redemption requests received after the close of regular trading on the NYSE will be effected at the net asset value as next determined. The Trust normally transmits redemption proceeds within seven days after receipt of a redemption request. If a shareholder holds shares in more than one Class of a Participant Fund, any request for redemption must specify the Class being redeemed. In the event of a failure to specify which Class or if the investor owns fewer shares of the Class than specified, the redemption request will be delayed until the Trust receives further instructions. Redemption proceeds will be subject to no charge, except for certain redemptions of Class A and Class B shares of a Participant Fund. A shareholder who pays for shares of a Fund by personal check will receive the proceeds of a redemption of those shares when the purchase check has been collected, which may take up to 15 days or more. Shareholders who anticipate the need for more immediate access to their investment should purchase shares with Federal funds or bank wire or by a certified or cashier's check.

The Trust requires that a shareholder of the Money Market Fund maintain a minimum investment in the Fund of $100, so care should be exercised to ensure that redemptions do not reduce the shareholder's investment below this minimum. Two exceptions exist to this minimum investment requirement: an account established by a Qualified Plan and an account established by payroll deductions which does not yet have a $100 account balance. In the case of a payroll deduction account with a balance that has exceeded $100, however, the shareholder is not permitted to redeem shares if the redemption would reduce the account balance below $100 (except to close the account). If the shareholder's account balance is less than $100 (except in the two cases described above), the Trust may automatically redeem the shares of the Money Market Fund in the account and remit the proceeds to the shareholder so long as the shareholder is given 30 days' prior written notice of the action. In addition, if the shareholder has checkwriting privileges, redemption of $100 or more may be made by writing a check either to the shareholder or to a third party.

A holder of Existing Shares who would not otherwise be eligible to invest in Class C shares by virtue of being an employee, retiree, officer or director of GE or an affiliate of GE or a family member of any of those employees, retirees, officers or directors, who fully redeems his account or whose account balance is involuntarily redeemed by the Trust in the manner set out below, will not remain eligible to thereafter invest in Class C shares; the holder will instead be eligible to invest in either Class A or Class B shares only.

A CDSC payable to the Distributor is imposed on certain redemptions of Class A and Class B shares of a Participant Fund, however effected. No CDSC is imposed on redemptions of shares that were purchased more than a fixed number of years prior to the redemptions or on shares derived from reinvestment of dividends or capital gains distributions. Furthermore, no CDSC will be imposed on an amount that represents an increase in the value of the shareholder's account resulting from capital appreciation. The amount of any applicable CDSC will be calculated by multiplying the applicable percentage charge by the lesser of (1) the net asset value of the Class A or Class B shares at the time of purchase or (2) the net asset value of the Class A or Class B shares at the time of redemption. In circumstances in which the CDSC is imposed, the amount of the charge will depend on the number of years since the shareholder made the purchase payment from which the amount is being redeemed. Solely for purposes of determining the number of years since a purchase payment, all purchase payments made during a month will be aggregated and deemed to have been made on the first day of that month.

The CDSC on Class A shares is payable on the same terms and conditions as would be applicable to Class B shares, except that the CDSC on Class A shares is at a lower rate and for a shorter period than that imposed on Class B shares (1% for redemptions only during the first year after purchase) and except that Class A shares have no automatic conversion feature. The CDSC applicable to Class A shares is calculated in the same manner as the CDSC with respect to Class B shares and is waived in the same situations as with respect to Class B shares.

The following table sets forth the CDSC rates applicable to redemptions of Class B shares of the Premier Fund, the U.S. Equity Fund, the Mid-Cap Fund, the Value Fund, the Global Fund, the International Fund and the Strategic Fund:

                                                         CDSC as a %
              Year Since Purchase                        of Amount
                Payment Was Made                         Redeemed
------------------------------------------------- ------------------------
Within First Year.............................             4.00%
Within Second Year............................             3.00%
Within Third Year.............................             2.00%
Within Fourth Year............................             1.00%
Within Fifth Year.............................             0.00%
Within Sixth Year.............................             0.00%
------------------------------------------------- ------------------------

The following table sets forth the CDSC rates applicable to redemptions of Class B shares of the Tax-Exempt Fund, the Income Fund, the Government Securities Fund and the Short-Term Government Fund:

                                                         CDSC as a %
              Year Since Purchase                        of Amount
                Payment Was Made                         Redeemed
------------------------------------------------- ------------------------
Within First Year.............................             3.00%
Within Second Year............................             3.00%
Within Third Year.............................             2.00%
Within Fourth Year............................             1.00%
Within Fifth Year.............................             0.00%
Within Sixth Year.............................             0.00%
------------------------------------------------- ------------------------

The following table sets forth the CDSC rates applicable to redemptions of any Fund's Class B shares acquired, either by purchase or exchange, as a result of the combination of the Investors Trust Funds with the Trust.

                                                         CDSC as a %
              Year Since Purchase                        of Amount
                Payment Was Made                         Redeemed
------------------------------------------------- ------------------------
Within First Year.............................             5.00%
Within Second Year............................             4.00%
Within Third Year.............................             3.00%
Within Fourth Year............................             2.00%
Within Fifth Year.............................             1.00%
Within Sixth Year.............................             0.00%
Within Seventh Year...........................             0.00%
Within Eighth Year............................             0.00%
------------------------------------------------- ------------------------

Class B shares will automatically convert to Class A shares six years (eight years in the case of Class B shares acquired, either by purchase or exchange, as a result of the combination of the Investors Trust Funds with the Trust) after the date on which they were purchased and thereafter will no longer be subject to the higher distribution fee applicable to such Class B shares, but will be subject to the .25% distribution fee applicable with respect to Class A shares.

In determining the applicability and rate of any CDSC to a redemption of shares of a Fund, the Distributor will assume that a redemption is made first of shares representing reinvestment of dividends and capital gain distributions and then of other shares held by the shareholder for the longest period of time. This assumption will result in the CDSC, if any, being imposed at the lowest possible rate.

The Trust will waive the CDSC on redemptions of shares of the Funds upon the death or disability of a shareholder if the redemption is made within one year of death or disability of a shareholder. The CDSC would be waived when the decedent or disabled person is either an individual shareholder or, in the case of death, owns the shares with his or her spouse as a joint tenant with right of survivorship, and when the redemption is made within one year of the death or initial determination of disability. This waiver of the CDSC would apply to a total or partial redemption but only to redemptions of shares held at the time of the death or initial determination of disability. The Trust will also waive the CDSC on redemptions of shares of the Funds effected pursuant to a systematic withdrawal plan (see "Systematic Withdrawal Plan" below), if the redemptions do not exceed 10% of the value of a shareholder's account on an annual basis. Redemptions in excess of this amount will be charged an applicable CDSC.

Shares of a Fund may be redeemed in the following ways:

Redemptions through an Authorized Firm

An investor whose shares are purchased with the assistance of a Sales Representative may redeem all or part of his or her shares in accordance with instructions pertaining to such accounts. If such investor is also the shareholder of record of those accounts on the books of State Street, he or she may redeem shares pursuant to the methods described below. Such an investor using the redemption by mail or wire methods, must arrange with the Authorized Firm for delivery of the required forms to State Street. It is the responsibility of the Authorized Firm to transmit the redemption order (and credit its customers' account with the redemption proceeds, if applicable) on a timely basis.

Redemption by Mail

Shares of a Fund may be redeemed by mail by making a written request for redemption that (1) states the Class (if applicable) and the number of shares or the specific dollar amount to be redeemed, (2) identifies the Fund or Funds from which the number or dollar amount is to be redeemed, (3) identifies the shareholder's account number and (4) is signed by each registered owner of the shares exactly as the shares are registered and sending the request to the Trust, at:

         GE Funds
         P.O. Box 8309
         Boston, MA 02266-8325

For overnight package delivery:

         GE Funds
         c/o Boston Financial Data Services Inc.
         Two Heritage Drive
         Quincy, MA 02171

Signature guarantees are required for all redemptions over $25,000. In addition, signature guarantees are required for requests to have redemption proceeds
(1)mailed to an address other than the address of record, (2) paid to other than the shareholder, (3) wired to a bank other than the bank of record, or (4) mailed to an address that has been changed within 30 days of the redemption request. All signature guarantees must be guaranteed by a commercial bank, trust company, broker, dealer, credit union, national securities exchange or registered association, clearing agency or savings association. The Trust may require additional supporting documents for redemptions made by corporations, executors, administrators, trustees, guardians or persons utilizing a power of attorney. A request for redemption will not be deemed to have been submitted until the Trust receives all documents typically required to assure the safety of a particular account. The Trust may waive the signature guarantee on a redemption of $25,000 or less if it is able to verify the signatures of all registered owners from its accounts.

Redemption by Telephone

Shares of a Fund may be redeemed by telephone, unless the investor has declined this option on the applicable section of the account application form. Proceeds from a telephonic wire redemption request placed through a customer service representative will be transferred by wire to the shareholder's bank account (which has previously been identified in writing to the Trust). Proceeds from a telephonic check redemption request placed through the automated system will be sent by check to the shareholder's address of record. The minimum telephonic wire redemption request is $1,000; the minimum telephonic check redemption request is $500. If the account is registered jointly in the name of more than one shareholder, only one shareholder will be required to authorize redemption of shares by telephone, and the Trust will be entitled to act upon telephonic instructions of any shareholder of a joint account. Wire transfers will be made directly to the account specified by the shareholder if that bank is a member of the Federal Reserve System or to a correspondent bank if the bank holding the account is not a member. Although the Trust imposes no fees on wire transfers, fees normally will be imposed by the bank and will be the responsibility of the shareholder. Redemptions of shares of a Fund by a Qualified Plan may not be effected by telephone.

Telephonic redemption requests should be made by calling the applicable toll free number listed on the back cover page of the Prospectus. Confirmation of telephonic redemptions will be sent within seven days of the date of redemption but will normally be sent in less time. Wire transfer of funds will be made within two business days following the telephonic request. Dividends will be earned through and including the date of receipt of the redemption request.

Telephone redemption requests may be difficult to implement in times of drastic economic or market changes. In the event shareholders of the Funds are unable to contact the Trust by telephone, shareholders should write to the Trust at:

         GE Funds
         P.O. Box 8309
         Boston, MA 02266-8325

For overnight package delivery:

         GE Funds
         c/o Boston Financial Data Services Inc.
         Two Heritage Drive
         Quincy, MA 02171

By making a telephonic redemption request, a shareholder authorizes the Trust to act on the telephonic redemption instructions by any person representing himself or herself to be the shareholder and believed by the Trust to be genuine. The Trust will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and the Trust's records of such instructions will be binding. If the procedures, which include the use of a personal identification number ("PIN") system and the provision of written confirmation of transactions effected by telephone, were not employed by the Trust, the Trust could be subject to liability for any loss resulting from unauthorized or fraudulent instructions. As a result of compliance with this policy, if the Trust follows the procedures outlined above and has a good faith belief that the instructions it received were genuine, the shareholder will bear the risk of loss in the event of a fraudulent redemption transaction.

Systematic Withdrawal Plan

The Trust's Systematic Withdrawal Plan permits investors in a Fund to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if they have a $5,000 minimum account in a Class of a Participant Fund or in the Money Market Fund. The maximum amount which may be withdrawn under the Systematic Withdrawal Plan is 10% of the value of a Shareholder's account on an annual basis. An application for the Systematic Withdrawal Plan can be obtained from the Trust. The Systematic Withdrawal Plan may be terminated at any time by the investor or the Trust.

Involuntary Redemptions

An account of a shareholder of a Fund with respect to a Class of shares (if applicable) that is reduced by redemptions, and not by reason of market fluctuations or by payroll deductions, to a value of $500 or less (or $100 in the case of the Money Market Fund) may be redeemed by the Trust, but only after the shareholder has been given notice of at least 30 days in which to increase the balance in the account to more than $500. Proceeds of such a redemption will be mailed to the shareholder.

Distributions in Kind

If the Board determines that it would be detrimental to the best interests of a Fund's shareholders to make a redemption payment wholly in cash, the Trust may pay, in accordance with rules adopted by the SEC, any portion of a redemption in excess of the lesser of $250,000 or 1% of the Fund's net assets by a distribution in kind of portfolio securities in lieu of cash. Redemptions failing to meet this threshold must be made in cash. Portfolio securities issued in a distribution in kind will be deemed by GEIM to be readily marketable. Shareholders receiving distributions in kind of portfolio securities may incur brokerage commissions when subsequently disposing of those securities.

Checkwriting Privileges

A shareholder of the Money Market Fund may request in an application form or by letter sent to the Trust that he or she would like checkwriting privileges, which are provided at no cost to the shareholder. The Trust will provide redemption checks ("Checks") drawn on the shareholder's account. Checks will be sent only to the shareholder of the account and only to the address of record. The application or written request must be manually signed by the shareholder. Checks may be made payable to the order of any person in an amount of

$100 or more. Dividends are earned until the Check clears. When a Check is presented to State Street for payment, State Street, as agent, will cause the Money Market Fund to redeem a sufficient number of shares in the shareholder's account to cover the amount of the Check. After clearance, the Check will be returned to the shareholder. Shareholders generally will be subject to the same rules and regulations that State Street applies to checking accounts. Unless otherwise specified in writing to the Trust, only the signature of one shareholder of a joint account is required on Checks.

Checks may not be written to redeem shares purchased by check until the earlier of (1) the date that good funds are credited to State Street by its correspondent bank or (2) 15 days from the date of receipt of the check utilized to purchase shares. If the amount of the Check is greater than the value of the shares in a shareholder's account, the Check will be returned marked "insufficient funds." Checks should not be used to close an account. Checks written on amounts subject to the hold described above will be returned marked "uncollected." If the Check does not clear, the shareholder will be responsible for any loss that the Money Market Fund or State Street incurs.

The Trust may modify or terminate the checkwriting privilege at any time on 30 days' notice to participating shareholders. The checkwriting privilege is subject to State Street's rules and regulations and is governed by the Massachusetts Uniform Commercial Code. All notices with respect to Checks drawn on State Street must be given to State Street. Stop payment instructions may be given by calling the applicable toll free number listed on the back cover of the Prospectus.

EXCHANGE PRIVILEGE

Under an exchange privilege offered by the Trust, shares of each Class of a Participant Fund may be exchanged for shares of the same Class of any other Participant Fund at their respective net asset values. A holder of Existing Shares of the Money Market Fund (other than an Institutional Investor or a Class D eligible retirement plan) can exchange those Money Market Fund shares for Class C shares of a Participant Fund. An Institutional Investor (other than a Class D eligible retirement plan) can exchange shares of the Money Market Fund for Class D shares of a Participant Fund. A Class D eligible retirement plan can exchange shares of the Money Market Fund for Class A or Class D shares of a Participant Fund, as selected by the plan sponsor, depending upon whether the plan sponsor desires the additional services provided to Class A shareholders. All other Money Market Fund shareholders will be given the choice of receiving either Class A or Class B shares of a Participant Fund upon the completion of an exchange. The privilege is available to shareholders residing in any state in which shares of the Fund being acquired may legally be sold. An exchange of shares is treated for Federal income tax purposes as a redemption (that is, a sale) of shares given in exchange by the shareholder, and an exchanging shareholder may, therefore, realize a taxable gain or loss in connection with the exchange. An exchange of shares may be made by calling or by writing the Trust. The Trust may, upon 60 days' prior written notice to the shareholders of a Fund, materially modify or terminate the exchange privilege with respect to the Fund or impose a charge of up to $5 for exchanges of shares of the Fund.

Shareholders who exchange their Class A or Class B shares for Money Market Fund shares will be subject to the CDSC applicable to Class A or Class B shares at the time the shareholder redeems such Money Market Fund shares. Upon an exchange of Class A or Class B shares for Class A or Class B shares (as applicable) of another Participant Fund, the new Class A or Class B shares will be deemed to have been purchased on the same date as the Class A or Class B shares of the Participant Fund which have been exchanged for CDSC calculation purposes. However, a shareholder who exchanges his Class B shares for shares of the Money Market Fund and then exchanges those Money Market Fund shares for Class B shares will be subject to having the period of time in which his shares were invested in the Money Market Fund tolled when computing the applicable CDSC. Likewise, shareholders who exchange their Class B shares of a Participant Fund with Class B shares of another Participant Fund will be subject to the CDSC of the original Fund at the time of redemption from the second Fund.

Shareholders of the Money Market Fund who acquired their shares by exchange from an Investors Trust Fund will be charged the CDSC that had been applicable to the Class B shares of the relevant Investors Trust Fund upon redemption from the Money Market Fund. Class B shares of any Participant Fund acquired either by purchase or exchange, as a result of the combination of the Investors Trust Funds with the Trust, will be charged the CDSC applicable to the Class B shares that had been applicable to the relevant Investors Trust Fund before the combination. Shares of the Funds purchased through a nondiscretionary investment advisory program made available by a registered investment adviser or bank may only be exchanged for shares of another Fund which has been specified under the program.

Class A shares of the Participant Funds are available without a sales charge through exchanges between Class A shares and shares of funds which were sold by Authorized Firms and were subject to a sales charge. GEIM or its affiliates may compensate selling dealers for their efforts in effecting these exchanges at no additional cost to investors.

Shareholders exercising the exchange privilege should review the prospectus disclosure for the Fund they are considering investing in carefully prior to making an exchange.

NET ASSET VALUE

Each Class' net asset value per share, as well as the Money Market Fund's net asset value per share, is calculated on each day, Monday through Friday, except on days on which the NYSE is closed. The NYSE is currently scheduled to be closed on New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas, and on the preceding Friday or subsequent Monday when one of these holidays falls on a Saturday or Sunday, respectively.

Each Class' net asset value per share and the Money Market Fund's net asset value per share are determined as of the close of regular trading on the NYSE (currently 4:00 p.m., New York time). Net asset value per share of a Class is computed by dividing the value of the Participant Fund's net assets attributable to that Class by the total number of shares outstanding of that Class and the net asset value per share of the Money Market Fund is computed by dividing the value of the Money Market Fund's net assets by the total number of its shares outstanding. In general, a Fund's investments will be valued at market value or, in the absence of market value, at fair value as determined by or under the direction of the Board. The Trust will seek to maintain the Money Market Fund's net asset value at $1.00 per share for purposes of purchases and redemptions, although no assurance can be given that the Trust will be able to do so on a continuous basis.

Securities that are primarily traded on a foreign exchange generally will be valued for purposes of calculating a Fund's net asset value at the preceding closing value of the securities on the exchange, except that, when an occurrence subsequent to the time a value was so established is likely to have changed that value, the fair market value of those securities will be determined by consideration of other factors by or under the direction of the Board. A security that is primarily traded on a domestic or foreign securities exchange will be valued at the last sale price on that exchange or, if no sales occurred during the day, at the current quoted bid price. An option that is written or purchased by a Fund generally will be valued at the mean between the last asked and bid prices. The value of a futures contract will be equal to the unrealized gain or loss on the contract that is determined by marking the contract to the current settlement price for a like contract on the valuation date of the futures contract. A settlement price may not be used if the market makes a limit move with respect to a particular futures contract or if the securities underlying the futures contract experience significant price fluctuations after the determination of the settlement price. When a settlement price cannot be used, futures contracts will be valued at their fair market value as determined by or under the direction of the Board.

All assets and liabilities of a Fund initially expressed in foreign currency values will be converted into U.S. dollar values at the mean between the bid and offered quotations of the currencies against U.S. dollars as last quoted by any recognized dealer. If the bid and offered quotations are not available, the rate of exchange will be determined in good faith by the Board. In carrying out the Board's valuation policies, GEIM may consult with an independent pricing service or services, retained by the Trust. Further information regarding the Trust's valuation policies is contained in the Statement of Additional Information.

All portfolio securities held by the Money Market Fund, and any short-term investments of the other Funds that mature in 60 days or less, will be valued on the basis of amortized cost (which involves valuing an investment at its cost and, thereafter, assuming a constant amortization to maturity of any discount or premium, regardless of the effect of fluctuating interest rates on the market value of the investment) when the Board determines that amortized cost is fair value.

DIVIDENDS, DISTRIBUTIONS AND TAXES

Dividends and Distributions

Net investment income (that is, income other than long- and short-term capital gains) and net realized long- and short-term capital gains are determined separately for each Fund. Dividends of a Participant Fund or the Money Market Fund which are derived from net investment income and distributions of net realized long- and short-term capital gains paid by a Fund to a shareholder will be automatically reinvested in additional shares of the same Class of the Participant Fund or the Money Market Fund, respectively, and deposited in the shareholder's account, unless the shareholder instructs the Trust, in writing, to pay all dividends and distributions in cash. Shareholders may contact the Trust for details concerning this election. However, if it is determined that the U.S. Postal Service cannot properly deliver Fund mailings to a shareholder, the Fund may terminate the shareholder's election to receive dividends and other distributions in cash. Thereafter, the shareholder's subsequent dividends and other distributions will be automatically reinvested in additional shares of the Fund until the shareholder notifies the Fund in writing of his or her correct address and requests in writing that the election to receive dividends and other distributions in cash be reinstated. Dividends attributable to the Tax-Exempt Fund, the Income Fund, the Government Securities Fund, the Short-Term Government Fund and the Money Market Fund are declared daily and paid monthly. Dividends attributable to the net investment income of the Premier Fund, the U.S. Equity Fund, the Mid-Cap Fund, the Value Fund, the Global Fund, the International Fund and the Strategic Fund are declared and paid annually. If a shareholder redeems all of his shares of the Tax-Exempt Fund, the Income Fund, the Government Securities Fund, the Short-Term Government Fund or the Money Market Fund at any time during a month, all dividends to which the shareholder is entitled will be paid to the shareholder along with the proceeds of his redemption. Written confirmations relating to the automatic reinvestment of daily dividends will be sent to shareholders within five days following the end of each quarter for the Tax-Exempt Fund, the Income Fund, the Government Securities Fund and the Short-Term Government Fund, and within five days following the end of each month for the Money Market Fund. Distributions of any net realized long-term and short-term capital gains earned by a Fund will be made annually. These dividends and distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. All expenses of the Tax-Exempt Fund, the Income Fund, the Government Securities Fund, the Short-Term Government Fund and the Money Market Fund are accrued daily and deducted before declaration of dividends to shareholders. Earnings of the Tax-Exempt Fund, the Income Fund, the Government Securities Fund, the Short-Term Government Fund and the Money Market Fund for Saturdays, Sundays and holidays will be declared as dividends on the business day immediately preceding the Saturday, Sunday or holiday. As a result of the different service, distribution and transfer agency fees applicable to the Classes, the per share dividends and distributions on Class D shares will be higher than those on Class C shares, which in turn will be higher than those on Class A shares, which in turn will be higher than those on Class B shares. See "Fee Table" and "Purchase of Shares -- The Multiple Distribution System."

Each Fund is subject to a 4% non-deductible excise tax measured with respect to certain undistributed amounts of net investment income and capital gains. If necessary to avoid the imposition of this tax, and if in the best interests of the Fund's shareholders, the Trust will declare and pay dividends of the Fund's net investment income and distributions of the Fund's net capital gains more frequently than stated above.

Taxes

Each Fund is treated as a separate entity for Federal income tax purposes. As a result, the amounts of net investment income and net realized capital gains subject to tax are determined separately for each Fund (rather than on a Trust-wide basis).

The Trust intends that each Fund qualify each year as a regulated investment company under the Code. Dividends paid from a Fund's net investment income and distributions of a Fund's net realized short-term capital gains will be taxable to shareholders (other than Qualified Plans and other tax-exempt investors) as ordinary income, regardless of how long shareholders have held their shares of the Fund and whether the dividends or distributions are received in cash or reinvested in additional shares of the Fund. Distributions of a Fund's net realized long-term capital gains will be taxable to shareholders as long-term capital gains, regardless of how long shareholders have held their shares of the Fund and whether the distributions are received in cash or are reinvested in additional shares of the Fund. In addition, as a general rule, a shareholder's gain or loss on a sale or redemption (including a redemption in kind) of shares of a Fund will be a long-term capital gain or loss if the shareholder has held the shares for more than one year and will be a short-term capital gain or loss if the shareholder has held the shares for one year or less.

Dividends and distributions paid by the Tax-Exempt Fund, the Income Fund, the Government Securities Fund the Short-Term Government Fund, and the Money Market Fund, and distributions of capital gains paid by all the Funds, will not qualify for the Federal dividends-received deduction for corporations. Dividends paid by the Premier Fund, the U.S. Equity Fund, the Mid-Cap Fund, the Value Fund, the Global Fund and the Strategic Fund, to the extent derived from dividends attributable to certain types of stock issued by U.S. corporations, will qualify for the dividends-received deduction for corporations. Some states, if certain asset and diversification requirements are satisfied, permit shareholders to treat their portions of a Fund's dividends that are attributable to interest on U.S. Treasury securities and certain Government Securities as income that is exempt from state and local income taxes. Dividends attributable to repurchase agreement earnings are, as a general rule, subject to state and local taxation.

Dividends paid by the Tax-Exempt Fund that are derived from interest earned on qualifying tax-exempt obligations are expected to be "exempt-interest" dividends that shareholders may exclude from their gross income for Federal income tax purposes if the Fund satisfies certain asset percentage requirements. To the extent that the Tax-Exempt Fund invests in bonds, the interest on which is a specific tax preference item for Federal income tax purposes ("AMT-Subject Bonds"), any exempt-interest dividends derived from interest on AMT-Subject Bonds will be a specific tax preference item for purposes of the Federal individual and corporate alternative minimum taxes. All exempt-interest dividends will be a component of the "current earnings" adjustment item for purposes of the Federal corporate alternative minimum income tax, and corporate shareholders may incur a larger Federal environmental tax liability through the receipt of dividends and distributions from the Tax-Exempt Fund.

Net investment income or capital gains earned by the Funds investing in foreign securities may be subject to foreign income taxes withheld at the source. The United States has entered into tax treaties with many foreign countries that entitle the Funds to a reduced rate of tax or exemption from tax on this related income and gains. The effective rate of foreign tax cannot be determined at this time since the amount of these Funds' assets to be invested within various countries is not now known. The Trust intends that the Funds seek to operate so as to qualify for treaty-reduced rates of tax when applicable. In addition, if a Fund qualifies as a regulated investment company under the Code, if certain distribution requirements are satisfied, and if more than 50% of the value of the Fund's assets at the close of the taxable year consists of stocks or securities of foreign corporations, the Trust may elect, for U.S. Federal income tax purposes, to treat foreign income taxes paid by the Fund that can be treated as income taxes under U.S. income tax principles as paid by its shareholders. The Trust anticipates that the Global Fund and the International Fund will seek to qualify for and make this election in most, but not necessarily all, of its taxable years. If the Trust were to make an election with respect to a Fund, an amount equal to the foreign income taxes paid by the Fund would be included in the income of its shareholders and the shareholders would be entitled to credit their portions of this amount against their U.S. tax liabilities, if any, or to deduct those portions from their U.S. taxable income, if any. Shortly after any year for which it makes an election, the Trust will report to the shareholders of the Fund, in writing, the amount per share of foreign tax that must be included in each shareholder's gross income and the amount that will be available as a deduction or credit. No deduction for foreign taxes may be claimed by a shareholder who does not itemize deductions. Certain limitations will be imposed on the extent to which the credit (but not the deduction) for foreign taxes may be claimed.

Statements as to the tax status of each shareholder's dividends and distributions are mailed annually. Shareholders will also receive, as appropriate, various written notices after the close of their Fund's taxable year regarding the tax status of certain dividends and distributions that were paid (or that are treated as having been paid) by the Fund to its shareholders during the preceding taxable year, including the amount of dividends that represents interest derived from Government Securities. Shareholders should consult with their own tax advisors with specific reference to their own tax situations.

CUSTODIAN AND TRANSFER AGENT

State Street, located at 225 Franklin Street, Boston, Massachusetts 02101, serves as the Trust's custodian and transfer agent, and is responsible for receiving acceptance orders for the purchase of shares and processing redemption requests.

DISTRIBUTOR

GE Investment Services Inc., located at 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut, 06904-7900, serves as distributor of the Funds' shares. The Distributor, a wholly-owned subsidiary of GEIM, also serves as Distributor for the Elfun Funds. GEIM or its affiliates, at their own expense, may allocate portions of their revenues or other resources to assist the Distributor in distributing shares of the Funds, by providing additional promotional incentives to dealers. In some instances, these incentives may be limited to certain dealers who have sold or may sell significant numbers of shares of the Funds. The Distributor routinely offers dealers in Fund shares the opportunity to participate in contests for which prizes include tickets to theater and sporting events, dining, travel to meetings and conferences held in locations remote from their offices and other items.

PERFORMANCE CALCULATION

Certain information about the calculation of the Funds' performance is set out below. Further information about the performance of the Funds is contained in the Trust's Annual Report to shareholders which may be obtained upon request without charge.

Yield

The Trust may, from time to time, include the yield and effective yield of the Money Market Fund in advertisements or reports to shareholders or prospective investors. Current yield for the Money Market Fund will be based upon income received by a hypothetical investment in a given seven-day period (which period will be stated in the advertisement), and then "annualized" (that is, assuming that the seven-day yield would be received for 52 weeks, stated in terms of an annual percentage return on the investment). "Effective yield" for the Money Market Fund will be calculated in a manner similar to that used to calculate yield, but will reflect the compounding effect of earnings on reinvested dividends. The seven-day current yield and effective seven-day yield as of March 31, 1997 were _____% and _____% respectively. Had GEIM not absorbed a portion of the Money Market Fund's expenses, the Fund's seven-day yield and effective seven-day yield as of March 31, 1997 would have been lower.

The Trust may, from time to time, advertise a 30-day "yield" for each Class of a Participant Fund and an "equivalent taxable yield" for each Class of the Tax-Exempt Fund. The yield of a Fund refers to the income generated by an investment in a Class over the 30-day period identified in the advertisement and is computed by dividing the net investment income per share earned by a Class during the period by the net asset value per share for that Class on the last day of the period. This income is "annualized" by assuming that the amount of income is generated each month over a one-year period and is compounded semi-annually. The annualized income is then shown as a percentage of the Fund's net asset value. The 30-day yield for the period ended March 31, 1997 for Class A, Class B, Class C and Class D shares, respectively, of the Tax-Exempt Fund, the Short-Term Government Fund and the Income Fund was _____%, ____%, ____%, ____%; ____%, ____%, ____%, ____%; ____%, ____%, ____%, ____%; and ____%, ____%,
____%, ____%, respectively. Had GEIM not absorbed a portion of the Tax-Exempt Fund's, the Short-Term Government Fund's and the Income Fund's expenses, the Tax-Exempt Fund's, the Short-Term Government Fund's and the Income Fund's 30-day yield for the period ended March 31, 1997 for each class of shares would have been lower.


Equivalent Taxable Yield

The equivalent taxable yield of the Tax-Exempt Fund demonstrates the yield on a taxable investment necessary to produce an after-tax yield equal to the Fund's tax-exempt yield. Equivalent taxable yield is calculated by increasing the yield shown for the particular Class of the Tax-Exempt Fund, calculated as described above, to the extent necessary to reflect the payment of specified tax rates. Thus, the equivalent taxable yield of a Class of the Tax-Exempt Fund will always exceed the Class' yield. Assuming an effective tax rate of 39.6%, for the 30-day period ended March 31, 1997, the equivalent taxable yield of the Tax-Exempt Fund for Class A, Class B, Class C and Class D shares, respectively, was ____%, ____%, ____% and ____%. Had GEIM not absorbed a portion of the Tax-Exempt Fund's expenses, assuming an effective tax rate of 39.6%, the equivalent taxable yield of the Tax-Exempt Fund for the 30-day period ended March 31, 1997 would have been lower.

The table below shows individual taxpayers how to translate the tax savings from investments such as the Tax-Exempt Fund into an equivalent return from a taxable investment. The yields used below are for illustration only and are not intended to represent current or future yields for the Tax-Exempt Fund, which may be higher or lower than those shown.


              FEDERAL TAXABLE EQUIVALENT YIELD TABLE -- 1997 RATES



                                                                           Tax-Free Yield
                    Federal      Federal Marginal 4.00%  4.50%   5.00%   5.50%  6.00%   6.50%   7.00%   7.50%  8.00%
        Taxpayer    Taxable       Tax    Federal
 Year    Status      Income      Bracket  Rate                         Taxable Equivalent Yield

 1996   MARRIED    $0-41,200     15.00%   15.00%  4.71%   5.29%   5.88%  6.47%   7.06%   7.65%   8.24%  8.82%   9.41%
                 $41,201-99,600  28.00%   28.00%  5.56%   6.25%   6.94%  7.64%   8.33%   9.03%   9.72%  10.42% 11.11%
                 $99,601-121,200 31.00%   31.00%  5.80%   6.52%   7.25%  7.97%   8.70%   9.42%  10.14%  10.87% 11.59%
                $121,201-151,750 31.00%   31.93%  5.88%   6.61%   7.35%  8.08%   8.81%   9.55%  10.28%  11.02% 11.75%
                $151,751-271,050 36.00%   37.08%  6.36%   7.15%   7.95%  8.74%   9.54%  10.33%  11.13%  11.92% 12.71%
                 OVER $271,050   39.60%   40.79%  6.76%   7.60%   8.44%  9.29%  10.13%  10.98%  11.82%  12.67% 13.51%
 1996    SINGLE    $0-24,650     15.00%   15.00%  4.71%   5.29%   5.88%  6.47%   7.06%   7.65%   8.24%   8.82%  9.41%
                $24,651-59,750   28.00%   28.00%  5.56%   6.25%   6.94%  7.64%   8.33%   9.03%   9.72%  10.42% 11.11%
                $59,751-121,200  31.00%   31.00%  5.80%   6.52%   7.25%  7.97%   8.70%   9.42%  10.14%  10.87% 11.59%
                $121,201-124,650 31.00%   31.93%  5.88%   6.61%   7.35%  8.08%   8.81%   9.55%  10.28%  11.02% 11.75%
                $124,651-271,050 36.00%   37.08%  6.36%   7.15%   7.95%  8.74%   9.54%  10.33%  11.13%  11.92% 12.71%
                  OVER $271,050  39.60%   40.79%  6.76%   7.60%   8.44%  9.29%  10.13%  10.98%  11.82%  12.67% 13.51%
------- --------- ------------- ------- -------- ------ ------- ------- ------ ------- ------- ------- ------ -------


NOTE:  THIS TABLE REFLECTS THE FOLLOWING:

1. THE ABOVE IS A FEDERAL TAXABLE EQUIVALENT YIELD TABLE ONLY. THE EFFECT OF STATE INCOME TAX RATES HAS NOT BEEN FACTORED INTO THE TAXABLE EQUIVALENT YIELD CALCULATION.

2. TAXABLE INCOME EQUALS ADJUSTED GROSS INCOME LESS PERSONAL EXEMPTIONS OF $2,650 LESS THE STANDARD DEDUCTION OF $6,900 ON A JOINT RETURN OR TOTAL ITEMIZED DEDUCTIONS, WHICHEVER IS GREATER. HOWEVER, UNDER THE PROVISIONS OF THE OMNIBUS BUDGET RECONCILIATION ACT OF 1990, ITEMIZED DEDUCTIONS ARE REDUCED BY 3% OF THE AMOUNT OF A TAXPAYER'S AGI OVER $121,200. THIS IS REFLECTED IN THE BRACKETS ABOVE BY HIGHER EFFECTIVE FEDERAL TAX RATES. FURTHERMORE, PERSONAL EXEMPTIONS ARE PHASED OUT FOR THE AMOUNT OF A TAXPAYER'S AGI OVER $121,200 FOR SINGLE TAXPAYERS AND $181,800 FOR MARRIED TAXPAYERS FILING JOINTLY. THIS LATTER PROVISION IS NOT INCORPORATED INTO THE ABOVE BRACKETS.

3. INTEREST EARNED ON MUNICIPAL OBLIGATIONS MAY BE SUBJECT TO THE FEDERAL ALTERNATIVE MINIMUM TAX. THIS PROVISION IS NOT INCORPORATED INTO THE TABLE.

4. THE TAXABLE EQUIVALENT YIELD TABLE DOES NOT INCORPORATE THE EFFECT OF GRADUATED RATE STRUCTURES IN DETERMINING YIELDS. INSTEAD THE TAX RATES USED ARE THE HIGHEST RATES APPLICABLE TO THE INCOME LEVELS INDICATED WITHIN EACH BRACKET.


Total Return

From time to time, the Trust may advertise an "average annual total return" over various periods of time for each Class of a Participant Fund. This total return figure shows an average percentage change in value of an investment in the Class from the beginning date of the measuring period to the ending date of the period. The figure reflects changes in the price of a Fund's shares and assumes that any income, dividends and/or capital gains distributions made by the Fund during the period are reinvested in shares of the same Class. Figures will be given for recent one-, five- and 10-year periods (if applicable), and may be given for other periods as well (such as from commencement of a Fund's operations, or on a year-by-year basis). When considering average annual total return figures for periods longer than one year, investors should note that a Fund's annual total return for any one year in the period might have been greater or less than the average for the entire period. The Trust may use "aggregate total return" figures for various periods, representing the cumulative change in value of an investment in a Class of a Participant Fund, for the specific period (again reflecting changes in the Fund's share price and assuming reinvestment of dividends and distributions). Aggregate total return will, in each case, be calculated with the effect of the sales charge to which Class A shares of a Participant Fund are subject and with the effect of any applicable CDSC for Class B shares, and may be shown by means of schedules, charts or graphs, and may indicate subtotals of the various components of total return (that is, the change in value of initial investment, income dividends and capital gains distributions). Aggregate total return may, in addition to the above method (but never independent of the above method), be calculated without the effect of the sales charge to which Class A shares of a Participant Fund are subject and without the effect of any applicable CDSC for Class B shares. Because of the differences in sales charges and distribution fees, the total returns for each of the Classes will differ. Reflecting compounding over a longer period of time, aggregate total return data generally will be higher than average annual total return data, which reflects compounding of return. The Trust may, in addition to quoting a Class' average annual and aggregate total returns, advertise the actual annual and annualized total return performance data for various periods of time. Actual annual and annualized total returns may be calculated either with or without the effect of the sales charge to which Class A shares are subject and with or without the effect of any applicable CDSC for Class B shares, and may be shown by means of schedules, charts or graphs. Actual annual or annualized total return data generally will be lower than average annual total return data, which reflects compounding of return.

Yield and total return figures are based on historical earnings and are thus not intended to indicate future performances. The Statement of Additional Information describes the method used to determine a Fund's yield and total return.

The Trust may also advertise a Fund's distribution rate and/or effective distribution rate. The distribution rate of a Fund represents a measure of dividends distributed for a specified period. The distribution rate of a Fund differs from yield and total return and therefore is not intended to be a complete measure of performance. A Fund's distribution rate is computed by dividing the most recent monthly distribution per share annualized by the current net asset value per share. A Fund's effective distribution rate is computed by dividing the distribution rate by the ratio used to annualize the distribution and reinvesting the resulting amount for a full year on the basis of such ratio. The effective distribution rate will be higher than the distribution rate because of the compounding effect of the assumed reinvestment. A Fund's yield is calculated using a standardized formula the income component of which is computed from the yields to maturity of all debt obligations in the Fund's portfolio based on the market value of such obligations (with all purchases and sales of securities during such period included in the income calculation on a settlement date basis). In contrast, the distribution rate is based on the Fund's last monthly distribution, which tends to be relatively stable and may be more or less than the amount of net investment income and short-term capital gain actually earned by the Fund during the month.


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Comparative Performance Information

In addition to the comparative information set forth under "Performance" above and otherwise quoted in sales and advertising materials, the Trust may compare the Fund's performance with (1) the performance of other mutual funds as listed in the rankings prepared by Lipper Analytical Services, Inc. or similar independent services that monitor the performance of mutual funds, (2) various unmanaged indexes, including the Russell Index, S&P Index, and the Dow Jones Industrial Average or (3) other appropriate indexes of investment securities or with data developed by GEIM derived from those indexes. The performance information may also include evaluations of a Fund published by nationally recognized ranking services and by financial publications that are nationally recognized, such as Barron's, Business Week, Forbes, Fortune, Institutional Investor, Kiplinger's Personal Finance, Money, Morningstar Mutual Fund Values, The New York Times, The Wall Street Journal and USA Today. These ranking services or publications may compare a Fund's performance to, or rank it within, a universe of mutual funds with investment objectives and policies similar, but not necessarily identical to, the Fund's. Such comparisons or rankings are made on the basis of several factors, including objectives and policies, management style and strategy, and portfolio composition, and may change over time if any of those factors change.

FURTHER INFORMATION: CERTAIN INVESTMENT TECHNIQUES AND STRATEGIES

The Funds may engage in a number of investment techniques and strategies, including those described below. No Fund is under any obligation to use any of the techniques or strategies at any given time or under any particular economic condition. In addition, no assurance can be given that the use of any practice will have its intended result or that the use of any practice is, or will be, available to any Fund.

Strategies Available to All Funds

When-Issued and Delayed-Delivery Securities. To secure prices or yields deemed advantageous at a particular time, a Fund may purchase securities on a when-issued or delayed-delivery basis, in which case, delivery of the securities occurs beyond the normal settlement period; no payment for or delivery of the securities is made by, and no income accrues to, the Fund, however, prior to the actual delivery or payment by the other party to the transaction. Each Fund will enter into when-issued or delayed-delivery transactions for the purpose of acquiring securities and not for the purpose of leverage. When-issued securities purchased by a Fund may include securities purchased on a "when, as and if issued" basis under which the issuance of the securities depends on the occurrence of a subsequent event, such as approval of a merger, corporate reorganization or debt restructuring. Cash or other liquid assets in an amount equal to the amount of each Fund's when-issued or delayed-delivery purchase commitments will be segregated with the Trust's custodian, or with a designated subcustodian, in order to avoid or limit any leveraging effect that may arise in the purchase of a security pursuant to such a commitment.

Securities purchased on a when-issued or delayed-delivery basis may expose a Fund to risk because the securities may experience fluctuations in value prior to their delivery. Purchasing securities on a when-issued or delayed-delivery basis can involve the additional risk that the return available in the market when the delivery takes place may be higher than that applicable at the time of the purchase. This characteristic of when-issued and delayed-delivery securities could result in exaggerated movements in a Fund's net asset value.

Lending Portfolio Securities. Each Fund is authorized to lend its portfolio securities to well-known and recognized U.S. and foreign brokers, dealers and banks. These loans, if and when made, may not exceed 30% of a Fund's assets taken at value. The Fund's loans of securities will be collateralized by cash, letters of credit or Government Securities. Cash or instruments collateralizing a Fund's loans of securities are segregated and maintained at all times with the Trust's custodian, or with a designated sub-custodian, in an amount at least equal to the current market value of the loaned securities. In lending securities, a Fund will be subject to risks, which, like those associated with other extensions of credit, include possible loss of rights in the collateral should the borrower fail financially. Income derived by the Tax-Exempt Fund on any loan of its portfolio securities will not be exempt from Federal income taxation.



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Rule 144A Securities. Each of the Funds may purchase Rule 144A Securities.
Certain Rule 144A Securities may be considered illiquid and therefore subject to a Fund's limitation on the purchase of illiquid securities, unless the Board determines on an ongoing basis that an adequate trading market exists for the Rule 144A Securities. A Fund's purchase of Rule 144A Securities could have the effect of increasing the level of illiquidity in the Fund to the extent that qualified institutional buyers become uninterested for a time in purchasing Rule 144A Securities held by the Fund. The Board has established standards and procedures for determining the liquidity of a Rule 144A Security and monitors GEIM's implementation of the standards and procedures. The ability to sell to qualified institutional buyers under Rule 144A is a recent development and GEIM cannot predict how this market will develop.

Strategies Available to Some But Not All Funds

Depositary Receipts. The Premier Fund, the U.S. Equity Fund, the Mid-Cap Fund, the Value Fund, the Global Fund, the International Fund, the Strategic Fund, the Income Fund, the Government Securities Fund and the Short-Term Government Fund may each invest in securities of foreign issuers in the form of ADRs and European Depositary Receipts ("EDRs"), which are sometimes referred to as Continental Depositary Receipts ("CDRs"). ADRs are publicly traded on exchanges or over-the-counter in the United States and are issued through "sponsored" or "unsponsored" arrangements. In a sponsored ADR arrangement, the foreign issuer assumes the obligation to pay some or all of the depositary's transaction fees, whereas under an unsponsored arrangement, the foreign issuer assumes no obligations and the depositary's transaction fees are paid directly by the ADR holders. In addition, less information is available in the United States about an unsponsored ADR than about a sponsored ADR. The Premier Fund, the U.S. Equity Fund, the Mid-Cap Fund, the Value Fund, the Global Fund, the International Fund, the Strategic Fund, the Income Fund, the Government Securities Fund and the Short-Term Government Fund may each invest in ADRs through both sponsored and unsponsored arrangements. EDRs and CDRs are generally issued by foreign banks and evidence ownership of either foreign or domestic securities.

Supranational Agencies. The Income Fund, the Strategic Fund, the Government Securities Fund, the Short-Term Government Fund and the Money Market Fund may each invest up to 10% of its assets in securities of supranational agencies such as: the International Bank for Reconstruction and Development (commonly referred to as the World Bank), which was chartered to finance development projects in developing member countries; the European Community, which is a twelve-nation organization engaged in cooperative economic activities; the European Coal and Steel Community, which is an economic union of various European nations' steel and coal industries; and the Asian Development Bank, which is an international development bank established to lend funds, promote investment and provide technical assistance to member nations in the Asian and Pacific regions. Securities of supranational agencies are not considered Government Securities and are not supported, directly or indirectly, by the U.S. Government.

Investments in Other Investment Funds. The Premier Fund, the Mid-Cap Fund, the Value Fund, the Global Fund, the International Fund, the Income Fund, the Government Securities Fund, the Short-Term Government Fund and the Strategic Fund may each invest in investment funds that invest principally in securities in which the Fund is authorized to invest. Under the 1940 Act, a Fund may invest a maximum of 10% of its total assets in the securities of other investment companies. In addition, under the 1940 Act, not more than 5% of a Fund's total assets may be invested in the securities of any one investment company, and the Fund may not own more than 3% of the securities of any investment company. Investments by the Funds (other than the Money Market Fund) in the Investment Fund, and other accounts advised by GEIM or GEIC, is not considered an investment in another investment fund or investment company for purposes of this paragraph and the restrictions just described. To the extent a Fund invests in other investment companies, the Fund's shareholders will incur certain duplicative fees and expenses, including investment advisory fees.

Municipal Leases. Among the Municipal Obligations in which the Tax-Exempt Fund and the Strategic Fund may invest are municipal leases, which may take the form of a lease or an installment purchase or conditional sales contract to acquire a wide variety of equipment and facilities. Interest payments on qualifying municipal



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leases are exempt from Federal income taxes and state income taxes within the state of issuance. A Fund may invest in municipal leases containing "non-appropriation" clauses that provide that the governmental issuer has no obligation to make future payments under the lease or contract, unless money is appropriated for the purpose by the appropriate legislative body on a yearly or other periodic basis.

Municipal leases that a Fund may acquire will be both rated and unrated. Rated leases that may be held by a Fund include those rated investment grade at the time of investment or those issued by issuers whose senior debt is rated investment grade at the time of investment. Risks and special considerations applicable to certain investment grade obligations are described above under "Risk Factors and Special Considerations -- Certain Investment Grade Obligations." A Fund may acquire unrated issues that the Investment Manager deems to be comparable in quality to rated issues in which a Fund is authorized to invest. A determination that an unrated lease obligation is comparable in quality to a rated lease obligation and that there is a reasonable likelihood that the lease will not be canceled will be subject to oversight and approval by the Board.

Municipal leases held by a Fund will be considered illiquid securities unless the Board determines on an ongoing basis that the leases are readily marketable. An unrated municipal lease with a non-appropriation risk that is backed by an irrevocable bank letter of credit or an insurance policy issued by a bank or insurer deemed by the Investment Manager to be of high quality and minimal credit risk, will not be deemed to be illiquid solely because the underlying municipal lease is unrated, if the Investment Manager determines that the lease is readily marketable because it is backed by the letter of credit or insurance policy.

Municipal leases in which a Fund may invest have special risks not normally associated with Municipal Obligations. Municipal leases represent a type of financing that has not yet developed the depth of marketability generally associated with other Municipal Obligations. Moreover, although a municipal lease will be secured by financed equipment or facilities, the disposition of the equipment or facilities in the event of foreclosure might prove difficult.

To limit the risks associated with municipal leases, a Fund will invest no more than 5% of its total assets in those leases. In addition, a Fund will purchase lease obligations that contain non-appropriation clauses when the lease payments will commence amortization of principal at an early date resulting in an average life of five years or less for the lease obligation.

Floating and Variable Rate Instruments. The Strategic Fund, the Income Fund, the Government Securities Fund, the Short-Term Government Fund and the Money Market Fund may each invest in floating and variable rate instruments. Income securities may provide for floating or variable rate interest or dividend payments. The floating or variable rate may be determined by reference to a known lending rate, such as a bank's prime rate, a certificate of deposit rate or the London InterBank Offered Rate (LIBOR). Alternatively, the rate may be determined through an auction or remarketing process. The rate also may be indexed to changes in the values of interest rate or securities indexes, currency exchange rate or other commodities. The amount by which the rates paid on an income security may increase or decrease may be subject to periodic or lifetime caps. Floating and variable rate income securities include securities whose rates vary inversely with changes in market rates of interest. Such securities may also pay a rate of interest determined by applying a multiple to the variable rate. The extent of increases and decreases in the value of securities whose rates vary inversely with changes in market rates of interest generally will be larger than comparable changes in the value of an equal principal amount of a fixed rate security having similar credit quality, redemption provisions and maturity.

The Tax-Exempt Fund and the Strategic Fund may purchase floating and variable rate demand bonds and notes, which are Municipal Obligations ordinarily having stated maturities in excess of one year but which permit their holder to demand payment of principal at any time or at specified intervals. Variable rate demand notes include master demand notes, which are obligations that permit a Fund to invest fluctuating amounts, which may change daily without penalty, pursuant to direct arrangements between the Fund, as lender, and the borrower. These obligations have interest rates that fluctuate from time to time and frequently are secured by letters of credit or other credit support arrangements provided by banks. Use of letters of credit or other credit support


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arrangements will not adversely affect the tax-exempt status of variable rate demand notes. Because they are direct lending arrangements between the lender and borrower, variable note demand notes generally will not be traded and no established secondary market generally exists for them, although they are redeemable at face value. If variable rate demand notes are not secured by letters of credit or other credit support arrangements, a Fund's right to demand payment will be dependent on the ability of the borrower to pay principal and interest on demand. Each obligation purchased by a Fund will meet the quality criteria established by the Investment Manager for the purchase of Municipal Obligations. The Investment Manager considers on an ongoing basis the creditworthiness of the issuers of the floating and variable rate demand obligations in the relevant Fund's portfolio.

Participation Interests. The Tax-Exempt Fund and the Strategic Fund may purchase from financial institutions participation interests in certain Municipal Obligations. A participation interest gives the Fund an undivided interest in the Municipal Obligation in the proportion that the Fund's participation interest bears to the total principal amount of the Municipal Obligation. These instruments may have fixed, floating or variable rates of interest. If the participation interest is unrated, or has been given a rating below one that is otherwise permissible for purchase by a Fund, the participation interest will be backed by an irrevocable letter of credit or guarantee of a bank that the Board has determined meets certain quality standards, or the payment obligation otherwise will be collateralized by Government Securities. A Fund will have the right, with respect to certain participation interests, to demand payment, on a specified number of days' notice, for all or any part of the Fund's participation interest in the Municipal Obligation, plus accrued interest. The Trust intends that a Fund exercise its right to demand payment only upon a default under the terms of the Municipal Obligation, or to maintain or improve the quality of its investment portfolio. A Fund will invest no more than 5% of the value of its total assets in participation interests.

Zero Coupon Obligations. The U.S. Equity Fund, the Strategic Fund, the Income Fund, the Government Securities Fund and the Short-Term Government Fund may invest in zero coupon obligations. Zero coupon securities generally pay no cash interest (or dividends in the case of preferred stock) to their holders prior to maturity. Accordingly, such securities usually are issued and traded at a deep discount from their face or par value and generally are subject to greater fluctuations of market value in response to changing interest rates than securities of comparable maturities and credit quality that pay cash interest (or dividends in the case of preferred stock) on a current basis. Although each of the U.S. Equity Fund, the Strategic Fund, the Income Fund, the Government Securities Fund and the Short-Term Government Fund will receive no payments on its zero coupon securities prior to their maturity or disposition, it will be required for federal income tax purposes generally to include in its dividends each year an amount equal to the annual income that accrues on its zero coupon securities. Such dividends will be paid from the cash assets of the Fund, from borrowings or by liquidation of portfolio securities, if necessary, at a time that the Fund otherwise would not have done so. To the extent the U.S. Equity Fund, the Strategic Fund, the Income Fund, the Government Securities Fund and the Short-Term Government Fund are required to liquidate thinly traded securities, the Funds may be able to sell such securities only at prices lower than if such securities were more widely traded. The risks associated with holding securities that are not readily marketable may be accentuated at such time. To the extent the proceeds from any such dispositions are used by the U.S. Equity Fund, the Strategic Fund, the Income Fund, the Government Securities Fund and the Short-Term Government Fund to pay distributions, each of those Funds will not be able to purchase additional income-producing securities with such proceeds, and as a result its current income ultimately may be reduced.

The Tax-Exempt Fund, the Short-Term Government Fund and the Strategic Fund may each invest up to 10% of its assets in zero coupon Municipal Obligations. Zero coupon Municipal Obligations are generally divided into two categories: "Pure Zero Obligations," which are those that pay no interest for their entire life and "Zero/Fixed Obligations," which pay no interest for some initial period and thereafter pay interest currently. In the case of a Pure Zero Obligation, the failure to pay interest currently may result from the obligation's having no stated interest rate, in which case the obligation pays only principal at maturity and is sold at a discount from its stated principal. A Pure Zero Obligation may, in the alternative, provide for a stated interest rate, but provide that no interest is payable until maturity, in which case accrued, unpaid interest on the obligation may be capitalized as incremental principal. The value to the investor of a zero coupon Municipal Obligation




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consists of the economic accretion either of the difference between the purchase price and the nominal principal amount (if no interest is stated to accrue) or of accrued, unpaid interest during the Municipal Obligation's life or payment deferral period.

Municipal Obligation Components. The Tax-Exempt Fund and the Strategic Fund may each invest in Municipal Obligations the interest rate on which has been divided by the issuer into two different and variable components, which together result in a fixed interest rate. Typically, the first of the components (the "Auction Component") pays an interest rate that is reset periodically through an auction process, whereas the second of the components (the "Residual Component") pays a residual interest rate based on the difference between the total interest paid by the issuer on the Municipal Obligation and the auction rate paid on the Auction Component. A Fund may purchase both Auction and Residual Components. Because the interest rate paid to holders of Residual Components is generally determined by subtracting the interest rate paid to the holders of Auction Components from a fixed amount, the interest rate paid to Residual Component holders will decrease as the Auction Component's rate increases and decrease as the Auction Component's rate increases. Moreover, the extent of the increases and decreases in market value of Residual Components may be larger than comparable changes in the market value of an equal principal amount of a fixed rate Municipal Obligation having similar credit quality, redemption provisions and maturity.

Custodial Receipts. The Tax-Exempt Fund and the Strategic Fund may each acquire custodial receipts or certificates underwritten by securities dealers or banks that evidence ownership of future interest payments, principal payments, or both, on certain Municipal Obligations. The underwriter of these certificates or receipts typically purchases Municipal Obligations and deposits the obligations in an irrevocable trust or custodial account with a custodian bank, which then issues receipts or certificates that evidence ownership of the periodic unmatured coupon payments and the final principal payment on the obligations. Custodial receipts evidencing specific coupon or principal payments have the same general attributes as zero coupon Municipal Obligations described above. Although under the terms of a custodial receipt a Fund would be typically authorized to assert its rights directly against the issuer of the underlying obligation, the Fund could be required to assert through the custodian bank those rights as may exist against the underlying issuers. Thus, in the event the underlying issuer fails to pay principal and/or interest when due, a Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Fund had purchased a direct obligation of the issuer. In addition, in the event that the trust or custodial account in which the underlying security has been deposited is determined to be an association taxable as a corporation, instead of a non-taxable entity, the yield on the underlying security would be reduced in recognition of any taxes paid.

Mortgage Related Securities. The mortgage related securities in which the Strategic Fund, the Income Fund, the Government Securities Fund and the Short-Term Government Fund will invest represent pools of mortgage loans assembled for sale to investors by various governmental agencies, such as GNMA, by government related organizations, such as FNMA and FHLMC, as well as by private issuers, such as commercial banks, savings and loan institutions, mortgage bankers and private mortgage insurance companies. Several risks are associated with mortgage related securities generally. The monthly cash inflow from the underlying loans, for example, may not be sufficient to meet the monthly payment requirements of the mortgage related security. Prepayment of principal by mortgagors or mortgage foreclosures will shorten the term of the underlying mortgage pool for a mortgage related security. Early returns of principal will affect the average life of the mortgage related securities remaining in the Strategic Fund, the Income Fund, the Government Securities Fund or the Short-Term Government Fund. The occurrence of mortgage prepayments is affected by factors including the level of interest rates, general economic conditions, the location and age of the mortgage and other social and demographic conditions. In periods of rising interest rates, the rate of prepayment tends to decrease, thereby lengthening the average life of a pool of mortgage related securities. Conversely, in periods of falling interest rates the rate of prepayment tends to increase, thereby shortening the average life of a pool. Reinvestment of prepayments may occur at higher or lower interest rates than the original investment, thus affecting the yield of the Strategic Fund, the Income Fund, the Government Securities Fund and the Short-Term Government Fund. Because prepayments of principal generally occur when interest rates are declining, the Fund will likely have to reinvest the proceeds of prepayments at lower interest rates than those at which its assets were previously invested, resulting in a corresponding decline in the Fund's yield. Thus, mortgage related securities may have less potential for capital appreciation in periods of falling interest rates than other fixed income securities of



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comparable maturity, although those other fixed income securities may have a comparable risk of decline in market value in periods of rising interest rates. To the extent that the Strategic Fund, the Income Fund, the Government Securities Fund or the Short-Term Government Fund purchases mortgage related securities at a premium, unscheduled prepayments, which are made at par, will result in a loss equal to any unamortized premium.

ARMs have interest rates that reset at periodic intervals, thereby allowing the Strategic Fund, the Income Fund, the Government Securities Fund and the Short-Term Government Fund to participate in increases in interest rates through periodic adjustments in the coupons of the underlying mortgages, resulting in both higher current yields and lower price fluctuation than would be the case with more traditional long-term debt securities. Furthermore, if prepayments of principal are made on the underlying mortgages during periods of rising interest rates, the Strategic Fund, the Income Fund, the Government Securities Fund or the Short-Term Government Fund generally will be able to reinvest these amounts in securities with a higher current rate of return. Neither the Strategic Fund, the Income Fund, the Government Securities Fund nor the Short-Term Government Fund, however, will benefit from increases in interest rates to the extent that interest rates rise to the point at which they cause the current yield of ARMs to exceed the maximum allowable annual or lifetime reset limits (or "caps") for a particular mortgage. In addition, fluctuations in interest rates above these caps could cause ARMs to behave more like long-term fixed rate securities in response to extreme movements in interest rates. As a result, during periods of volatile interest rates, the Strategic Fund's, the Income Fund's, the Government Securities Fund's and the Short-Term Government Fund's net asset values may fluctuate more than if they did not purchase ARMs. Moreover, during periods of rising interest rates, changes in the coupon of the adjustable rate mortgages will slightly lag changes in market rates, creating the potential for some principal loss for shareholders who redeem their shares of the Strategic Fund, the Income Fund, the Government Securities Fund and the Short-Term Government Fund before the interest rates on the underlying mortgages are adjusted to reflect current market rates.

CMOs are obligations fully collateralized by a portfolio of mortgages or mortgage related securities. Payments of principal and interest on the mortgages are passed through to the holders of the CMOs on the same schedule as they are received, although certain classes of CMOs have priority over others with respect to the receipt of prepayments on the mortgages. Therefore, depending on the type of CMOs in which the Strategic Fund, the Income Fund, the Government Securities Fund and the Short-Term Government Fund invest, the investment may be subject to a greater or lesser risk of prepayment than other types of mortgage related securities.

Mortgage related securities may not be readily marketable. To the extent any of these securities are not readily marketable in the judgment of GEIM, each of the Strategic Fund, the Income Fund, the Government Securities Fund and the Short-Term Government Fund limits its investments in these securities, together with other illiquid instruments, to not more than 15% (10% in the case of the Tax-Exempt Fund) of the value of its net assets.

Government Stripped Mortgage Related Securities. The Strategic Fund, the Income Fund, the Government Securities Fund and the Short-Term Government Fund may invest in government stripped mortgage related securities issued and guaranteed by GNMA, FNMA or FHLMC. These securities represent beneficial ownership interests in either periodic principal distributions ("principal-only") or interest distributions ("interest-only") on mortgage related certificates issued by GNMA, FNMA or FHLMC. The certificates underlying the government stripped mortgage related securities represent all or part of the beneficial interest in pools of mortgage loans. The Strategic Fund, the Income Fund, the Government Securities Fund and the Short-Term Government Fund will invest in government stripped mortgage related securities in order to enhance yield or to benefit from anticipated appreciation in value of the securities at times when GEIM believes that interest rates will remain stable or increase. In periods of rising interest rates, the expected increase in the value of government stripped mortgage related securities may offset all or a portion of any decline in value of the securities held by the Strategic Fund, the Income Fund, the Government Securities Fund or the Short-Term Government Fund.

Investing in government stripped mortgage related securities involves risks normally associated with investing in mortgage related securities issued by government or government related entities. In addition, the yields on government stripped mortgage related securities are extremely sensitive to the prepayment experience on the



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mortgage loans underlying the certificates collateralizing the securities. If a decline in the level of prevailing interest rates results in a rate of principal prepayments higher than anticipated, distributions of principal will be accelerated, thereby reducing the yield to maturity on interest-only government stripped mortgage related securities and increasing the yield to maturity on principal-only government stripped mortgage related securities. Sufficiently high prepayment rates could result in the Strategic Fund's, the Income Fund's, the Government Securities Fund's or the Short-Term Government Fund's not fully recovering its initial investment in an interest-only government stripped mortgage related security. Under current market conditions, the Strategic Fund, the Income Fund, the Government Securities Fund and the Short-Term Government Fund expect that investments in government stripped mortgage related securities will consist primarily of interest-only securities. The sensitivity of an interest-only security that represents the interest portion of a particular class, as opposed to the interest portion of an entire pool, to interest rate fluctuations, may be increased because of the characteristics of the principal portion to which they relate. Government stripped mortgage related securities are currently traded in an over-the-counter market maintained by several large investment banking firms. No assurance can be given that the Strategic Fund, the Income Fund, the Government Securities Fund or the Short-Term Government Fund will be able to effect a trade of a government stripped mortgage related security at a desired time. The Strategic Fund, the Income Fund, the Government Securities Fund and the Short-Term Government Fund will acquire government stripped mortgage related securities only if a secondary market for the securities exists at the time of acquisition. Except for government stripped mortgage related securities based on fixed rate FNMA and FHLMC mortgage certificates that meet certain liquidity criteria established by the Board, the Trust treats government stripped mortgage related securities as illiquid and will limit each of the Strategic Fund's, the Income Fund's, the Government Securities Fund's and the Short-Term Government Fund's investments in these securities, together with other illiquid investments, to not more than 15% of its net assets.

Asset-Backed and Receivable-Backed Securities. The Strategic Fund, the Income Fund, the Government Securities Fund and the Short-Term Government Fund may invest in asset-backed and receivable-backed securities. To date, several types of asset-backed and receivable-backed securities have been offered to investors including "Certificates for Automobile Receivables" ("CARssm") and interests in pools of credit card receivables. CARssm represent undivided fractional interests in a trust, the assets of which consist of a pool of motor vehicle retail installment sales contracts and security interests in the vehicles securing the contracts. Payments of principal and interest on CARssm are passed through monthly to certificate holders and are guaranteed up to certain amounts and for a certain time period by a letter of credit issued by a financial institution unaffiliated with the trustee or originator of the trust.

An investor's return on CARssm may be affected by early prepayment of principal on the underlying vehicle sales contracts. If the letter of credit is exhausted, the Strategic Fund, the Income Fund, the Government Securities Fund or the Short-Term Government Fund may be prevented from realizing the full amount due on a sales contract because of state law requirements and restrictions relating to foreclosure sales of vehicles and the availability of deficiency judgments following these sales, because of depreciation, damage or loss of a vehicle, because of the application of Federal and state bankruptcy and insolvency laws or other factors. As a result, certificate holders may experience delays in payment if the letter of credit is exhausted. Consistent with the Strategic Fund's, the Income Fund's, the Government Securities Fund's and the Short-Term Government Fund's investment objective and policies and subject to the review and approval of the Board, the Strategic Fund, the Income Fund, the Government Securities Fund and the Short-Term Government Fund may also invest in other types of asset-backed and receivable-backed securities.

Mortgage Dollar Rolls. With respect to up to 25% of its total assets the Strategic Fund may, and with respect to up to 10% of their total assets each of the Income Fund, the Government Securities Fund and the Short-Term Government Fund may, enter into mortgage "dollar rolls" in which the Fund sells securities for delivery in the current month and simultaneously contracts with the same counterparty to repurchase similar (same type, coupon and maturity) but not identical securities on a specified future date. The Fund loses the right to receive principal and interest paid on the securities sold. However, the Fund would benefit to the extent of any price received for the securities sold and the lower forward price for the future purchase (often referred to as the "drop") or fee income plus the interest earned on the cash proceeds of the securities sold until the settlement date of the forward purchase. Unless such benefits exceed the income, capital appreciation and gain or loss due to mortgage repayments that would have been realized on the securities sold as part of the mortgage dollar roll,




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the use of this technique will diminish the investment performance of the Fund compared with what such performance would have been without the use of mortgage dollar rolls. The Fund will hold and maintain in a segregated account until the settlement date cash or liquid assets in an amount equal to the forward purchase price. The benefits derived from the use of mortgage dollar rolls may depend upon GEIM's ability to predict correctly mortgage prepayments and interest rates. There is no assurance that mortgage dollar rolls can be successfully employed.

For financial reporting and tax purposes, each of the Strategic Fund, the Income Fund, the Government Securities Fund and the Short-Term Government Fund proposes to treat mortgage dollar rolls as two separate transactions: one involving the purchase of a security and a separate transaction involving a sale. The Funds do not currently intend to enter into mortgage dollar rolls that are accounted for as a financing.

Short Sales Against the Box. The Mid-Cap Fund, the Value Fund, the Global Fund, the International Fund, the Tax-Exempt Fund and the Government Securities Fund may sell securities "short against the box." Whereas a short sale is the sale of a security a Fund does not own, a short sale is "against the box" if at all times during which the short position is open, the Fund owns at least an equal amount of the securities or securities convertible into, or exchangeable without further consideration for, securities of the same issue as the securities sold short. Short sales against the box are typically used by sophisticated investors to defer recognition of capital gains or losses.

ADDITIONAL MATTERS

The Trust was formed as a business trust pursuant to a Declaration of Trust, as amended from time to time (the "Declaration"), under the laws of The Commonwealth of Massachusetts on August 10, 1992. The Declaration authorizes the Board to create separate series, and within each series separate Classes, of an unlimited number of shares of beneficial interest, par value $.001 per share. The International Fund and the Short-Term Government Fund were added as series of the Trust pursuant to an amendment to the Declaration on March 1, 1994. The Mid-Cap Fund was added as a series of the Trust on June 17, 1994. The International Fixed Income Fund was also added as a series of the Trust on June 17, 1994, but is not presently being offered. The Premier Fund was added as a series of the Trust pursuant to an amendment to the Declaration on July 22, 1996. The Value Fund and the Government Securities Fund were added as series of the Trust on June 2, 1997.

At a meeting to be held on or about September 15, 1997, the shareholders of the Investors Trust Funds, consisting of five series, will vote on a plan of reorganization. If the shareholders approve the plan, GE Funds will acquire substantially all of the assets of the Investors Trust Funds and the five series of Investors Trust will be combined with five series of GE Funds as illustrated by the following table:

    Investors Trust Funds                             GE Funds
Investors Trust Adjustable Rate Fund          GE Short-Term Government Fund
  Investors Trust Government Fund             GE Government Securities Fund
   Investors Trust Tax Free Fund                    GE Tax-Exempt Fund
     Investors Trust Value Fund                    GE Value Equity Fund
    Investors Trust Growth Fund                   GE Mid-Cap Growth Fund


When issued, shares of a Fund will be fully paid and non-assessable. Shares are freely transferable and have no preemptive, subscription or conversion rights. Each Class represents an identical interest in a Fund's investment portfolio. As a result, the Classes have the same rights, privileges and preferences, except with respect to: (1) the designation of each Class; (2) the sales arrangement;
(3) the expenses allocable exclusively to each Class; (4) voting rights on matters exclusively affecting a single Class; and (5) the exchange privilege of each Class. The Board does not anticipate that there will be any conflicts among the interests of the holders of the different Classes. The Trustees, on an ongoing basis, will consider whether any conflict exists and, if so, take appropriate action. Certain aspects of the shares may be changed, upon notice to Fund shareholders, to satisfy certain tax regulatory requirements, if the change is deemed necessary by the Board.

When matters are submitted for shareholder vote, each shareholder of each Fund will have one vote for each full share held and proportionate, fractional votes for fractional shares held. In general, shares of all Funds vote as a single class on all matters except (1) a matter affecting the interests of one or more of the Funds, in which case only shares of the affected Funds would be entitled to vote or (2) when the 1940 Act requires that shares of the Funds be voted by individual Fund. Normally, no meetings of shareholders of the Funds will be held for the purpose of electing Trustees of the Trust unless and until such time as less than a majority of the Trustees holding office have been elected by shareholders of the Trust, at which time the Trustees then in office will call a shareholders' meeting for the election of Trustees. Shareholders of record of no less than a majority of the outstanding shares of the Trust may remove a Trustee for cause through a declaration in writing or by vote cast in person or by proxy at a meeting called for that purpose. A meeting will be called for the purpose of voting on the removal of a Trustee at the written request of holders of 10% of the Trust's outstanding shares. Shareholders who satisfy certain criteria will be assisted by the Trust in communicating with other shareholders in seeking the holding of the meeting.

GE, a New York corporation, may be deemed to be a controlling person of the Tax-Exempt Fund; Granitefront & Co. may be deemed to be a controlling person of the Income Fund; Eastmate & Co. and Boatmen's First National Bank of Kansas City may be deemed to be controlling persons of the Global Fund; Beamsail & Co., Granitepass & Co. and Granitefront & Co. may be deemed to be controlling persons of the Strategic Fund; Beamsail & Co. may be deemed to be a controlling person of the Equity Fund; Beamsail & Co. and Aid Association for Lutherans may be deemed to be controlling persons of the International Fund; and Beamspeed & Co. and GE may be deemed to be controlling persons of the Short-Term Government Fund. Each of the persons listed above may be deemed to be a controlling person of the relevant Fund because that person's beneficial ownership of the Fund exceeds 25% of that Fund's voting securities.

The Trust will send to each shareholder of each Fund a semiannual report and an audited annual report, each of which includes a list of the investment securities held by each Fund. Only one report each will be mailed to a single address at which more than one shareholder with the same last name had indicated mail is to be delivered. Shareholders may request additional copies of any report by calling the toll free numbers listed on the back cover page of the Prospectus or by writing to the Trust at the address set forth on the front cover page of the Prospectus.

                                    GE FUNDS

                          GE Premier Growth Equity Fund
                               GE U.S. Equity Fund
                             GE Mid-Cap Growth Fund
                              GE Value Equity Fund
                              GE Global Equity Fund
                          GE International Equity Fund
                          GE Strategic Investment Fund
                               GE Tax-Exempt Fund
                              GE Fixed Income Fund
                          GE Government Securities Fund
                          GE Short-Term Government Fund
                              GE Money Market Fund


             For information contact your investment professional or
                      call the following toll free numbers:

                 Class A and Class B investors -- 1-800-746-4417
                 Class C and Class D investors -- 1-800-242-0134













--------------------------------------------------------------------------------
      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR IN THE
    STATEMENT OF ADDITIONAL INFORMATION INCORPORATED INTO THIS PROSPECTUS BY
     REFERENCE IN CONNECTION WITH THE OFFERING OF SHARES OF GE FUNDS, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED
 UPON AS HAVING BEEN AUTHORIZED BY GE FUNDS. THIS PROSPECTUS DOES NOT CONSTITUTE
   AN OFFER IN ANY STATE IN WHICH, OR TO ANY PERSON TO WHOM, AN OFFER MAY NOT
                                LAWFULLY BE MADE.
--------------------------------------------------------------------------------

             STATEMENT OF ADDITIONAL INFORMATION DATED JULY __, 1997

                          Acquisition Of The Assets Of

                      INVESTORS TRUST ADJUSTABLE RATE FUND
                         INVESTORS TRUST GOVERNMENT FUND
                          INVESTORS TRUST TAX FREE FUND
                           INVESTORS TRUST VALUE FUND
                           INVESTORS TRUST GROWTH FUND
                            each a separate series of
                                 INVESTORS TRUST
                                Two Union Square
                                601 Union Street
                                   Suite 5600
                         Seattle, Washington 98101-2336
                                 (800) 656-6626

                        By And In Exchange For Shares Of

                          GE SHORT-TERM GOVERNMENT FUND
                          GE GOVERNMENT SECURITIES FUND
                               GE TAX-EXEMPT FUND
                              GE VALUE EQUITY FUND
                             GE MID-CAP GROWTH FUND
                            each a separate series of
                                    GE FUNDS
                               3003 Summer Street
                           Stamford, Connecticut 06905
                                 (800) 746-4417


          This Statement of Additional Information, relating specifically to the proposed transfer of all or substantially all of the assets of Investors Trust Adjustable Rate Fund, Investors Trust Government Fund, Investors Trust Tax Free Fund, Investors Trust Value Fund and Investors Trust Growth Fund (the "Acquired Funds"), each a separate investment portfolio of Investors Trust, to GE Short-Term Government Fund, GE Government Securities Fund, GE Tax-Exempt Fund, GE Value Equity Fund and GE Mid-Cap Growth Fund, respectively (the "Acquiring Funds"), each a separate investment portfolio of GE Funds, in exchange for shares of the Acquiring Funds and the assumption by GE Funds on behalf of the Acquiring Funds of scheduled liabilities of the corresponding Acquired Fund, consists of this cover page and the following described documents, each of which accompanies this Statement of Additional Information and is incorporated herein by reference.

         1. Preliminary Statement of Additional Information of GE Funds dated August __, 1997.

         2. Annual Report of GE Funds for the fiscal year ended September 30, 1996.

         3. Semi-Annual Report of GE Funds for the six-month period ended March 31, 1997.

         4. Annual Report of Investors Trust for the fiscal year ended October 31, 1996.

         5. Semi-Annual Report of Investors Trust for the six-month period ended April 30, 1997 [to be filed by amendment].

         6.        Pro Forma Financial Statements.


This Statement of Additional Information is not a prospectus. A Combined Prospectus/Proxy Statement, dated July __, 1997, relating to the above-referenced matter may be obtained without charge by calling or writing either the Acquiring Funds or the Acquired Funds at the telephone numbers or addresses set forth above. This Statement of Additional Information should be read in conjunction with the Combined Prospectus/Proxy Statement dated
_________.

The date of this Statement of Additional Information is July __, 1997.

                                   PRELIMINARY
                       STATEMENT OF ADDITIONAL INFORMATION
                                       OF
                                    GE FUNDS
                              DATED AUGUST __, 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION DOES NOT CONSTITUTE A PROSPECTUS.

                   Subject to Completion, Dated June __, 1997


                       STATEMENT OF ADDITIONAL INFORMATION

                                 August __, 1997

GE FUNDS
3003 Summer Street, Stamford, Connecticut 06905
For information, call (203) 326-4040

*    GE Premier Growth Equity Fund            *    GE Strategic Investment Fund
*    GE U.S. Equity Fund                      *    GE Tax-Exempt Fund
*    GE Mid-Cap Growth Fund                   *    GE Fixed Income Fund
*    GE Value Equity Fund                     *    GE Government Securities Fund
*    GE Global Equity Fund                    *    GE Short-Term Government Fund
*    GE International Equity Fund             *    GE Money Market Fund
*    GE International Income Fund


                                    Contents

                                                                            Page

Investment Objectives and Management Policies..................................1
Investment Restrictions.......................................................11
Management of the Trust.......................................................17
Redemption of Shares..........................................................23
Exchange Privilege............................................................23
Dividends, Distributions and Taxes............................................25
The Funds' Performance........................................................28
Principal Stockholders........................................................31
Additional Information........................................................44
Counsel.......................................................................45
Independent Accountants.......................................................45
Financial Statements..........................................................45
Appendix.....................................................................A-1

                  This Statement of Additional Information supplements the information contained in the current Prospectus of GE Funds (the "Trust") dated August _____, 1997, and should be read in conjunction with the Prospectus. Copies of the Prospectus describing the Funds offered by the Trust may be obtained without charge by calling the Trust at the telephone number listed above. Information regarding the status of shareholder accounts may be obtained by calling the Trust at 1-800-746-4417 (Class A or Class B shareholders) or 1-800-242-0134 (Class C or Class D shareholders) or by writing to the Trust at P.O. Box 120065, Stamford, CT 06912-0065. This Statement of Additional Information, although not a prospectus, is incorporated in its entirety by reference into the Prospectus.

                  INVESTMENT OBJECTIVES AND MANAGEMENT POLICIES

                  The Prospectus dated August _____, 1997 discusses the investment objectives and policies of the following twelve managed investment funds offered by the Trust: GE Premier Growth Equity Fund (the "Premier Fund"), GE Value Equity Fund (the "Value Fund"), GE U.S. Equity Fund (the "U.S. Equity Fund"), GE Mid-Cap Growth Fund (the "Mid-Cap Fund"), GE Global Equity Fund (the "Global Fund"), GE International Equity Fund (the "International Fund"), GE Strategic Investment Fund (the "Strategic Fund"), GE International Fixed Income Fund (the "International Income Fund"), GE Tax-Exempt Fund (the "Tax-Exempt Fund"), GE Fixed Income Fund (the "Income Fund"), GE Government Securities Fund (the "Government Securities Fund"), GE Short-Term Government Fund (the "Short-Term Government Fund") and GE Money Market Fund (the "Money Market Fund"). GE International Fixed Income Fund (the "International Income Fund" and collectively with the Premier Fund, the U.S. Equity Fund, the Mid-Cap Fund, the Value Fund, the International Fund, the Global Fund, the Strategic Fund, the Tax-Exempt Fund, the Income Fund, the Government Securities Fund, the Short-Term Government Fund and the Money Market Fund, the "Funds"), another series of the Trust, is not currently being offered by the Trust. Supplemental information is set out below concerning certain of the securities and other instruments in which the Funds may invest, the investment policies and strategies that the Funds may utilize and certain risks attendant to those investments, policies and strategies.

Strategies Available to All Funds

                  When-Issued and Delayed-Delivery Securities. When a Fund engages in when-issued or delayed-delivery securities transactions, it relies on the other party to consummate the trade. Failure of the seller to do so may result in the Fund's incurring a loss or missing an opportunity to obtain a price considered to be advantageous.

                  Lending Portfolio Securities. A Fund will adhere to the following conditions whenever its portfolio securities are loaned: (1) the Fund must receive at least 100% cash collateral or equivalent securities from the borrower; (2) the borrower must increase the collateral whenever the market value of the securities loaned rises above the level of the collateral; (3) the Fund must be able to terminate the loan at any time; (4) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities, and any increase in market value; (5) the Fund may pay only reasonable custodian fees in connection with the loan; and
(6) voting rights on the loaned securities may pass to the borrower except that, if a material event adversely affecting the investment in the loaned securities occurs, the Trust's Board of Trustees (the "Board") must terminate the loan and regain the right to vote the securities. From time to time, a Fund may pay a part of the interest earned from the investment of collateral received for securities loaned to the borrower and/or a third party that is unaffiliated with the Fund and is acting as a "finder."

                  Bank Obligations. Domestic commercial banks organized under Federal law are supervised and examined by the U.S. Comptroller of the Currency and are required to be members of the Federal Reserve System and to be insured by the Federal Deposit Insurance Corporation ("FDIC"). Foreign branches of U.S. banks and foreign banks are not regulated by U.S. banking authorities and generally are not bound by mandatory reserve requirements, loan limitations, accounting, auditing and financial reporting standards comparable to U.S. banks. Obligations of foreign branches of U.S. banks and foreign banks are subject to the risks associated with investing in foreign securities generally. These obligations entail risks that are different from those of investments in obligations in domestic banks, including foreign economic and political developments outside the United States, foreign governmental restrictions that may adversely affect payment of principal and interest on the obligations, foreign exchange controls and foreign withholding or other taxes on income.

                  A U.S. branch of a foreign bank may or may not be subject to reserve requirements imposed by the Federal Reserve System or by the state in which the branch is located if the branch is licensed in that state. In addition, branches licensed by the Comptroller of the Currency and branches licensed by certain states ("State Branches") may or may not be required to: (1) pledge to the regulator by depositing assets with a designated bank within the state, an amount of its assets equal to 5% of its total liabilities; and (2) maintain assets within the state in an amount equal to a specified percentage of the aggregate amount of liabilities of the foreign bank payable at or through all of its agencies or branches within the state. The deposits of State Branches may not necessarily be insured by the FDIC. In addition, less information may be available to the public about a U.S. branch of a foreign bank than about a U.S. bank.

                  Ratings as Investment Criteria. The ratings of nationally recognized statistical rating organizations ("NRSROs") such as Standard & Poor's Ratings Services ("S&P") or Moody's Investors Service, Inc. ("Moody's") represent the opinions of those organizations as to the quality of securities that they rate. Although these ratings, which are relative and subjective and are not absolute standards of quality, are used by GE Investment Management Incorporated, the GE Funds' investment adviser and administrator ("GEIM"), as initial criteria for the selection of portfolio securities on behalf of the Funds, GEIM also relies upon its own analysis to evaluate potential investments.

                  Subsequent to its purchase by a Fund, an issue of securities may cease to be rated or its rating may be reduced below the minimum required for purchase by the Fund. Although neither event will require the sale of the securities by a Fund, other than the Money Market Fund, GEIM will consider the event in its determination of whether the Fund should continue to hold the securities. In the event of a lowering of the rating of a security held by the Money Market Fund or a default by the issuer of the security, the Fund will dispose of the security as soon as practicable, unless the Board determines that disposal of the security would not be in the best interests of the Fund. To the extent that a NRSRO's ratings change as a result of a change in the NRSRO or its rating system, the Funds will attempt to use comparable ratings as standards for their investments in accordance with their investment objectives and policies.

Strategies Available to Some But Not All Funds

                  Securities of Other Investment Companies. A Fund may invest in securities of other investment companies to the extent permitted under the Investment Company Act of 1940, as amended (the "1940 Act"). Currently, under the 1940 Act, a Fund may hold securities of another investment company in amounts which (a) do not exceed 3% of the total outstanding voting stock of such company, (b) do not exceed 5% of the value of the Fund's total assets and (c) when added to all other investment company securities held by the Fund, do not exceed 10% of the value of the Fund's total assets. Investments by the Fund (other than the Money Market Fund) in the GEI Short-Term Investment Fund, an investment Fund advised by GEIM, created specifically to serve as a vehicle for the collective investment of cash balances of the Funds (other than the Money Market Fund) and other accounts advised by either GEIM or its affiliate, General Electric Investment Corporation ("GEIC"), is not considered an investment in another investment company for purposes of this restriction.

                  Covered Option Writing. The Funds with option-writing authority will write only options that are covered. A call option written by a Fund will be deemed covered (1) if the Fund owns the securities underlying the call or has an absolute and immediate right to acquire those securities without additional cash consideration upon conversion or exchange of other securities held in its portfolio, (2) if the Fund holds a call at the same exercise price for the same exercise period and on the same securities as the call written, (3) in the case of a call option on a stock index, if the Fund owns a portfolio of securities substantially replicating the movement of the index underlying the call option, or (4) if at the time the call is written, an amount of cash, securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities ("Government Securities") or other liquid assets equal to the fluctuating market value of the optioned securities, is segregated with the Trust's custodian or with a designated sub-custodian. A put option will be deemed covered (1) if, at the time the put is written, an amount of cash, Government Securities or other liquid assets having a value at least equal to the exercise price of the underlying securities is segregated with the Trust's custodian or with a designated sub-custodian, or (2) if the Fund continues to own an equivalent number of puts of the same "series" (that is, puts on the same underlying securities having the same exercise prices and expiration dates as those written by the Fund), or an equivalent number of puts of the same "class" (that is, puts on the same underlying securities) with exercise prices greater than those that it has written (or if the exercise prices of the puts it holds are less than the exercise prices of those it has written, the difference is segregated with the Trust's custodian or with a designated sub-custodian).

                  The principal reason for writing covered call options on a securities portfolio is to attempt to realize, through the receipt of premiums, a greater return than would be realized on the securities alone. In return for a premium, the writer of a covered call option forfeits the right to any appreciation in the value of the underlying security above the strike price for the life of the option (or until a closing purchase transaction can be effected). Nevertheless, the call writer retains the risk of a decline in the price of the underlying security. Similarly, the principal reason for writing covered put options is to realize income in the form of premiums. The writer of a covered put option accepts the risk of a decline in the price of the underlying security. The size of the premiums that a Fund may receive may be adversely affected as new or existing institutions, including other investment companies, engage in or increase their option-writing activities.

                  Options written by a Fund will normally have expiration dates between one and nine months from the date written. The exercise price of the options may be below, equal to or above the market values of the underlying securities at the times the options are written. In the case of call options, these exercise prices are referred to as "in-the-money," "at-the-money" and "out-of-the-money," respectively.

                  So long as the obligation of a Fund as the writer of an option continues, the Fund may be assigned an exercise notice by the broker-dealer through which the option was sold, requiring the Fund to deliver, in the case of a call, or take delivery of, in the case of a put, the underlying security against payment of the exercise price. This obligation terminates when the option expires or the Fund effects a closing purchase transaction. A Fund can no longer effect a closing purchase transaction with respect to an option once it has been assigned an exercise notice. To secure its obligation to deliver the underlying security when it writes a call option, or to pay for the underlying security when it writes a put option, a Fund will be required to deposit in escrow the underlying security or other assets in accordance with the rules of the Options Clearing Corporation (the "Clearing Corporation") and of the securities exchange on which the option is written.

                  An option position may be closed out only if a secondary market exists for an option of the same series on a recognized securities exchange or in the over-the-counter market. In light of the need for a secondary market in which to close an option position, the Funds are expected to purchase only call or put options issued by the Clearing Corporation. GEIM expects that the Funds will write options, other than those on Government Securities, only on national securities exchanges. Options on Government Securities may be written by the Funds in the over-the-counter market.

                  A Fund may realize a profit or loss upon entering into closing transactions. When a Fund has written an option, for example, it will realize a profit if the cost of the closing purchase transaction is less than the premium received upon writing the original option; the Fund will incur a loss if the cost of the closing purchase transaction exceeds the premium received upon writing the original option. When a Fund has purchased an option and engages in a closing sale transaction, whether the Fund realizes a profit or loss will depend upon whether the amount received in the closing sale transaction is more or less than the premium the Fund initially paid for the original option plus the related transaction costs.

                  Stock Index Options. A Fund may purchase and write put and call options on stock indexes or stock index futures contracts that are traded on a U.S. exchange or board of trade or a foreign exchange, to the extent permitted under rules and interpretations of the Commodity Futures Trading Commission ("CFTC"), as a hedge against changes in market conditions and interest rates, and for duration management, and may enter into closing transactions with respect to those options to terminate existing positions. A stock index fluctuates with changes in the market values of the stocks included in the index. Stock index options may be based on a broad or narrow market index or on an industry or market segment.

                  The delivery requirements of options on stock indexes differ from options on stock. Unlike a stock option, which contemplates the right to take or make delivery of stock at a specified price, an option on a stock index gives the holder the right to receive a cash "exercise settlement amount" equal to (1) the amount, if any, by which the fixed exercise price of the option exceeds (in the case of a put) or is less than (in the case of a call) the closing value of the underlying index on the date of exercise, multiplied by (2) a fixed "index multiplier." Receipt of this cash amount will depend upon the closing level of the stock index upon which the option is based being greater than, in the case of a call, or less than, in the case of a put, the exercise price of the option. The amount of cash received will be equal to the difference between the closing price of the index and the exercise price of the option expressed in dollars times a specified multiple. The writer of the option is obligated, in return for the premium received, to make delivery of this amount. The writer may offset its position in stock index options prior to expiration by entering into a closing transaction on an exchange or it may allow the option to expire unexercised.

                  The effectiveness of purchasing or writing stock index options as a hedging technique will depend upon the extent to which price movements in the portion of a securities portfolio being hedged correlate with price movements of the stock index selected. Because the value of an index option depends upon movements in the level of the index rather than the price of a particular stock, whether a Fund realizes a gain or loss from the purchase or writing of options on an index depends upon movements in the level of stock prices in the stock market generally or, in the case of certain indexes, in an industry or market segment, rather than movements in the price of a particular stock. As a result, successful use by a Fund of options on stock indexes is subject to GEIM's ability to predict correctly movements in the direction of the stock market generally or of a particular industry. This ability contemplates different skills and techniques from those used in predicting changes in the price of individual stocks.

                  Futures Contracts. No consideration is paid or received by a Fund upon trading a futures contract. Upon entering into a futures contract, cash, short-term Government Securities or other U.S. dollar-denominated, high-grade, short-term money market instruments equal to approximately 1% to 10% of the contract amount will be segregated with the Trust's custodian or a designated sub-custodian. This amount, which is subject to change by the exchange on which the contract is traded, is known as "initial margin" and is in the nature of a performance bond or good faith deposit on the contract that is returned to the Fund upon termination of the futures contract, so long as all contractual obligations have been satisfied; the broker will have access to amounts in the margin account if the Fund fails to meet its contractual obligations. Subsequent payments, known as "variation margin," to and from the broker, will be made daily as the price of the securities underlying the futures contract fluctuates, making the long and short positions in the contract more or less valuable, a process known as "marking-to-market." At any time prior to the expiration of a futures contract, a

Fund may elect to close a position by taking an opposite position, which will operate to terminate the Fund's existing position in the contract.

                  Although the Trust intends that the Funds enter into futures contracts only if an active market exists for the contracts, no assurance can be given that an active market will exist for the contracts at any particular time. Most U.S. futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made on that day at a price beyond that limit. Futures contract prices may move to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and subjecting some futures traders to substantial losses. In such a case, and in the event of adverse price movements, a Fund would be required to make daily cash payments of variation margin. In such circumstances, an increase in the value of the portion of the portfolio being hedged, if any, may partially or completely offset losses on the futures contract.

                  If a Fund has hedged against the possibility of an increase in interest rates adversely affecting the value of securities held in its portfolio and rates decrease instead, the Fund will lose part or all of the benefit of the increased value of securities that it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund had insufficient cash, it may have to sell securities to meet daily variation margins requirements at a time when it may be disadvantageous to do so. These sales of securities may, but will not necessarily, be at increased prices that reflect the decline in interest rates.

                  Options on Futures Contracts. An option on a futures contract, unlike a direct investment in such a contract, gives the purchaser the right, in return for the premium paid, to assume a position in the futures contract at a specified exercise price at any time prior to the expiration date of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on futures contracts is limited to the premium paid for the option (plus transaction costs). Because the price of the option to the purchaser is fixed at the point of sale, no daily cash payments are made to reflect changes in the value of the underlying contract. The value of the option, however, does change daily and that change would be reflected in the net asset value of the Fund holding the options.

                  Forward Currency Transactions. The cost to a Fund of engaging in currency transactions varies with factors such as the currency involved, the length of the contract period and the market conditions then prevailing. Because transactions in currency exchange are usually conducted on a principal basis, no fees or commissions are involved. The use of forward currency contracts does not eliminate fluctuations in the underlying prices of the securities, but it does establish a rate of exchange that can be achieved in the future. In addition, although forward currency contracts limit the risk of loss due to a decline in the value of the hedged currency, at the same time, they limit any potential gain that might result should the value of the currency increase. If a devaluation is generally anticipated, a Fund may not be able to sell currency at a price above the anticipated devaluation level. A Fund will not enter into a currency transaction if, as a result, it will fail to qualify as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"), for a given year.

                  Options on Foreign Currencies. Certain transactions involving options on foreign currencies are undertaken on contract markets that are not regulated by the CFTC. Options on foreign currencies traded on national securities exchanges are within the jurisdiction of the Securities and Exchange Commission (the "SEC"), as are other securities traded on those exchanges. As a result, many of the protections provided to traders on organized exchanges will be available with respect to those transactions. In particular, all foreign currency option positions entered into on a national securities exchange are cleared and guaranteed by the Clearing Corporation, thereby reducing the risk of counterparty default. In addition, a liquid secondary market in options traded on a national securities exchange may exist, potentially permitting a Fund to liquidate open positions at a profit prior to exercise or expiration, or to limit losses in the event of adverse market movements.

                  The purchase and sale of exchange-traded foreign currency options are subject to the risks of the availability of a liquid secondary market as described above, as well as the risks regarding adverse market movements, margining of options written, the nature of the foreign currency market, possible intervention by governmental authorities and the effects of other political and economic events. In addition, exercise and settlement of exchange-traded foreign currency options must be made exclusively through the Clearing Corporation, which has established banking relationships in applicable foreign countries for this purpose. As a result, the Clearing Corporation may, if it determines that foreign governmental restrictions or taxes would prevent the orderly settlement of foreign currency option exercises, or would result in undue burdens on the Clearing Corporation or its clearing members, impose special procedures on exercise and settlement, such as technical changes in the mechanics of delivery of currency, the fixing of dollar settlement prices or prohibitions on exercise.

                  Options on foreign currencies may be traded on foreign exchanges, to the extent permitted by the CFTC. These transactions are subject to the risk of governmental actions affecting trading in or the prices of foreign currencies or securities. The value of these positions could also be adversely affected by (1) other complex foreign political and economic factors,
(2) lesser availability of data on which to make trading decisions than in the United States, (3) delays in a Fund's ability to act upon economic events occurring in foreign markets during non-business hours in the United States, (4) the imposition of different exercise and settlement terms and procedures and margin requirements than in the United States and (5) lesser trading volume.

                  Municipal Obligations. The term "Municipal Obligations" as used in the Prospectus and this Statement of Additional Information means debt obligations issued by, or on behalf of, states, territories and possessions of the United States and the District of

Columbia and their political subdivisions, agencies and instrumentalities or multistate agencies or authorities, the interest from which debt obligations is, in the opinion of bond counsel to the issuer, excluded from gross income for Federal income tax purposes. Municipal Obligations generally are understood to include debt obligations issued to obtain funds for various public purposes, including the construction of a wide range of public facilities, refunding of outstanding obligations, payment of general operating expenses and extensions of loans to public institutions and facilities. Private activity bonds that are issued by or on behalf of public authorities to finance privately operated facilities are considered to be Municipal Obligations if the interest paid on them qualifies as excluded from gross income (but not necessarily from alternative minimum taxable income) for Federal income tax purposes in the opinion of bond counsel to the issuer.

                  Municipal Obligations may be issued to finance life care facilities, which are an alternative form of long-term housing for the elderly that offer residents the independence of a condominium life-style and, if needed, the comprehensive care of nursing home services. Bonds to finance these facilities have been issued by various state industrial development authorities. Because the bonds are secured only by the revenues of each facility and not by state or local government tax payments, they are subject to a wide variety of risks, including a drop in occupancy levels, the difficulty of maintaining adequate financial reserves to secure estimated actuarial liabilities, the possibility of regulatory cost restrictions applied to health care delivery and competition from alternative health care or conventional housing facilities.

                  Municipal leases are Municipal Obligations that may take the form of a lease or an installment purchase contract issued by state and local governmental authorities to obtain funds to acquire a wide variety of equipment and facilities such as fire and sanitation vehicles, computer equipment and other capital assets. Although municipal lease obligations do not normally constitute general obligations of the municipality, a lease obligation is ordinarily backed by the municipality's agreement to make the payments due under the lease obligation. These obligations have evolved to make it possible for state and local government authorities to acquire property and equipment without meeting constitutional and statutory requirements for the issuance of debt. Thus, municipal leases have special risks not normally associated with Municipal Obligations. These obligations frequently contain "non-appropriation" clauses that provide that the governmental issuer of the obligation has no obligation to make future payments under the lease or contract unless money is appropriated for those purposes by the legislative body on a yearly or other periodic basis. In addition to the non-appropriation risk, municipal leases represent a type of financing that has not yet developed the depth of marketability associated with other Municipal Obligations. Some municipal lease obligations may be, and could become, illiquid. Moreover, although municipal leases will be secured by the leased equipment, the disposition of the equipment in the event of foreclosure might prove to be difficult.

                  Municipal lease obligations may be deemed to be illiquid as determined by or in accordance with methods adopted by the Board. In determining the liquidity and appropriate valuation of a municipal lease obligation, the following factors relating to the security are considered, among others: (1) the frequency of trades and quotes; (2) the number of dealers willing to purchase or sell the security; (3) the willingness of dealers to undertake to make a market; (4) the nature of the marketplace trades; and (5) the likelihood that the obligation will continue to be marketable based on the credit quality of the municipality or relevant obligor.

                  Tax legislation in recent years has included several provisions that may affect the supply of, and the demand for, Municipal Obligations, as well as the tax-exempt nature of interest paid on those obligations. Neither the Trust nor GEIM can predict with certainty the effect of recent tax law changes upon the Municipal Obligation market, including the availability of instruments for investment by a Fund. In addition, neither the Trust nor GEIM can predict whether additional legislation adversely affecting the Municipal Obligation market will be enacted in the future. The Trust monitors legislative developments and considers whether changes in the objective or policies of a Fund need to be made in response to those developments.

                  Mortgage Related Securities. The average maturity of pass-through pools of mortgage related securities in which certain of the Funds may invest varies with the maturities of the underlying mortgage instruments. In addition, a pool's stated maturity may be shortened by unscheduled payments on the underlying mortgages. Factors affecting mortgage prepayments include the level of interest rates, general economic and social conditions, the location of the mortgaged property and age of the mortgage. Because prepayment rates of individual mortgage pools vary widely, the average life of a particular pool cannot be predicted accurately.

                  Mortgage related securities may be classified as private, governmental or government-related, depending on the issuer or guarantor. Private mortgage related securities represent pass-through pools consisting principally of conventional residential mortgage loans created by non-governmental issuers, such as commercial banks, savings and loan associations and private mortgage insurance companies. Governmental mortgage related securities are backed by the full faith and credit of the United States. GNMA, the principal U.S. guarantor of these securities, is a wholly-owned U.S. government corporation within the Department of Housing and Urban Development. Government-related mortgage related securities are not backed by the full faith and credit of the United States. Issuers include FNMA and FHLMC. FNMA is a government-sponsored corporation owned entirely by private stockholders, which is subject to general regulation by the Secretary of Housing and Urban Development. Pass-through securities issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA. FHLMC is a corporate instrumentality of the United States, the stock of which is owned by the Federal Home Loan Banks. Participation certificates representing interests in mortgages from FHLMC's national portfolio are guaranteed as to the timely payment of interest and ultimate collection of principal by FHLMC.

                  Private, governmental or government-related entities may create mortgage loan pools offering pass-through investments in addition to those described above. The mortgages underlying these securities may be alternative mortgage instruments, that is, mortgage instruments whose principal or interest payments may vary or whose terms to maturity may be shorter than previously customary. GEIM assesses new types of mortgage related securities as they are developed and offered to determine their appropriateness for investment by the relevant Fund.

                             INVESTMENT RESTRICTIONS

All Funds except the Tax-Exempt Fund:

                  Investment restrictions numbered 1 through 10 below have been adopted by the Trust as fundamental policies of all the Funds, except the Tax-Exempt Fund. Under the 1940 Act, a fundamental policy may not be changed with respect to a Fund without the vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund. Investment restrictions 11 through 17 may be changed by a vote of the Board at any time.

                  1. No Fund may borrow money, except that the Money Market Fund may enter into reverse repurchase agreements, and except that each Fund may borrow from banks for temporary or emergency (not leveraging) purposes, including the meeting of redemption requests and cash payments of dividends and distributions that might otherwise require the untimely disposition of securities, in an amount not to exceed 33-1/3% of the value of the Fund's total assets (including the amount borrowed) valued at market less liabilities (not including the amount borrowed) at the time the borrowing is made. Whenever borrowings, including reverse repurchase agreements, of 5% or more of a Fund's total assets are outstanding, the Fund will not make any additional investments.

                  2. No Fund may lend its assets or money to other persons, except through (a) purchasing debt obligations, (b) lending portfolio securities in an amount not to exceed 30% of the Fund's assets taken at market value, (c) entering into repurchase agreements (d) trading in financial futures contracts, index futures contracts, securities indexes and options on financial futures contracts, options on index futures contracts, options on securities and options on securities indexes and (e) entering into variable rate demand notes.

                  3. No Fund, other than the International Income Fund, may purchase securities (other than Government Securities) of any issuer if, as a result of the purchase, more than 5% of the Fund's total assets would be invested in the securities of the issuer, except that up to 25% of the value of the total assets of each Fund, other than the Money Market Fund, may be invested without regard to this limitation. All securities of a foreign government and its agencies will be treated as a single issuer for purposes of this restriction.

                  4. No Fund, other than the International Income Fund, may purchase more than 10% of the voting securities of any one issuer, or more than 10% of the outstanding securities of any class of issuer, except that (a) this limitation is not applicable to a Fund's investments in Government Securities and (b) up to 25% of the value of the assets of a Fund, other than the Money Market Fund, may be invested without regard to these 10% limitations. All securities of a foreign government and its agencies will be treated as a single issuer for purposes of this restriction.

                  5. No Fund may invest more than 25% of the value of its total assets in securities of issuers in any one industry, unless the securities are backed only by the assets and revenues of non-governmental users. For purposes of this restriction, the term industry will be deemed to include (a) the government of any one country other than the United States, but not the U.S. Government and (b) all supranational organizations. In addition, securities held by the Money Market Fund that are issued by domestic banks are excluded from this restriction.

                  6. No Fund may underwrite any issue of securities, except to the extent that the sale of portfolio securities in accordance with the Fund's investment objective, policies and limitations may be deemed to be an underwriting, and except that the Fund may acquire securities under circumstances in which, if the securities were sold, the Fund might be deemed to be an underwriter for purposes of the Securities Act of 1933, as amended (the "1933 Act").

                  7. No Fund may purchase or sell real estate or real estate limited partnership interests, or invest in oil, gas or mineral leases, or mineral exploration or development programs, except that a Fund may (a) invest in securities secured by real estate, mortgages or interests in real estate or mortgages, (b) purchase securities issued by companies that invest or deal in real estate, mortgages or interests in real estate or mortgages, (c) engage in the purchase and sale of real estate as necessary to provide it with an office for the transaction of business or (d) acquire real estate or interests in real estate securing an issuer's obligations, in the event of a default by that issuer.

                  8. No Fund may make short sales of securities or maintain a short position, unless at all times when a short position is open, the Fund owns an equal amount of the securities or securities convertible into or exchangeable for, without payment of any further consideration, securities of the same issue as, and equal in amount to, the securities sold short.

                  9. No Fund may purchase securities on margin, except that a Fund may obtain any short-term credits necessary for the clearance of purchases and sales of securities. For purposes of this restriction, the deposit or payment of initial or variation margin in connection with futures contracts, financial futures contracts or related options, and options on securities, options on securities indexes and options on currencies will not be deemed to be a purchase of securities on margin by a Fund.

                  10. No Fund may invest in commodities, except that each Fund (other than the Money Market Fund) may invest in futures contracts (including financial futures contracts, index futures contracts or securities index futures contracts) and related options and other similar contracts (including foreign currency forward, futures and options contracts) as described in this Statement of Additional Information and in the Prospectus.

                  11. No Fund may purchase or sell put options, call options, spreads or combinations of put options, call options and spreads, except that
(a) each Fund, other than the Money Market Fund, may purchase and sell covered put and call options on securities and stock indexes and futures contracts and options on futures contracts and (b) the Money Market Fund may acquire "puts" and "unconditional puts" as defined in Rule 2a-7 under the 1940 Act.

                  12. No Fund may purchase securities of other investment companies, other than a security acquired in connection with a merger, consolidation, acquisition, reorganization or offer of exchange and except as otherwise permitted under the 1940 Act.

                  13. No Fund may invest in companies for the purpose of exercising control or management.

                  14. No Fund may purchase warrants (other than warrants acquired by the Fund as part of a unit or attached to securities at the time of purchase) if, as a result, the investments (valued at the lower of cost or market) would exceed 5% of the value of the Fund's net assets. For purposes of this restriction, warrants acquired by a Fund in units or attached to securities may be deemed to be without value. The Money Market Fund may not invest in any form of warrants.

                  15. No Fund may purchase illiquid securities if more than 15% of the total assets of the Fund would be invested in illiquid securities; the Money Market Fund will not purchase illiquid securities. For purposes of this restriction, illiquid securities are securities that cannot be disposed of by a Fund within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities.

                  16. No Fund may purchase restricted securities if more than 10% of the total assets of the Fund would be invested in restricted securities. Restricted securities are securities that are subject to contractual or legal restrictions on transfer, excluding for purposes of this restriction, restricted securities that are eligible for resale pursuant to Rule 144A under the 1933 Act ("Rule 144A Securities"), that have been determined to be liquid by the Board based upon the trading markets for the securities. In no event, however, will any Fund's investment in illiquid and non-publicly traded securities, in the aggregate, exceed 15% of its assets. In addition, no Fund may invest more than 50% of its net assets in securities of unseasoned issuers and restricted securities, including for purposes of this restriction, Rule 144A Securities.

                  17. No Fund may issue senior securities except as otherwise permitted by the 1940 Act and as otherwise permitted herein.

The Tax-Exempt Fund:

                  Investment restrictions numbered 1 through 4 below have been adopted by the Trust as fundamental policies of the Tax-Exempt Fund. Under the 1940 Act, a fundamental policy may not be changed with respect to a Fund without the vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund. Investment restrictions 5 through 16 may be changed by a vote of the Board at any time. The Tax-Exempt Fund may not:

                  1. Purchase more than 10% of any class of securities of any one issuer (except Government Securities).

                  2. Invest more than 5% of its total assets in the securities of any one issuer (except for Government Securities and options thereon).

                  3. Issue senior securities, as defined in the 1940 Act, except as permitted by Section 18(f)(2) of that Act or as permitted by an SEC exemptive order.

                  4. Change the nature of its business so as to cease to be an investment company.

                  5. Purchase or sell commodities (other than the options and futures contracts described in the Prospectus and Statement of Additional Information) or real estate (other than securities secured by real estate or interests therein, or issued by entities which invest in real estate or interests therein), but it may lease office space for its own use and invest up to 5% of its assets in publicly held real estate investment trusts.

                  6. Borrow amounts in excess of 10% of its total assets and then only as a temporary measure for extraordinary or emergency purposes. This restriction shall not prohibit entry into reverse repurchase agreements if as a result the Tax-Exempt Fund's current obligations under such agreements would not exceed one-third of the current market value of its total assets (less its liabilities other than under reverse repurchase agreements).

                  7. Make loans, except that this restriction shall not prohibit the purchase and holding of a portion of an issue of publicly distributed debt securities, the lending of portfolio securities (not more than 5% of the Tax-Exempt Fund's net assets), the entry into repurchase agreements (not more than one-third of the current market value of the Fund's total assets shall constitute secured "loans" by the Fund under repurchase agreements), trading in financial futures contract, index futures contracts, options on securities and options on securities indexes and investing in variable demand notes.

                  8. Engage in the business of underwriting securities of others, except that the Trust may be deemed to be an underwriter under the 1933 Act when it purchases or sells portfolio securities.

                  9. Invest in the securities of an issuer for the purpose of exercising control or management, but the Fund may do so where it is deemed advisable to protect or enhance the value of an existing investment.

                  10. Purchase securities of any other investment company, except in the open market in a transaction involving no commission or profit to a sponsor or dealer (other than the customary brokerage commission) and only to the extent of 10% of the Tax-Exempt Fund's assets or as part of a merger, consolidation, acquisition, reorganization or acquisition of assets.

                  11. Invest in securities which are not registered under the 1933 Act or the marketability of which is restricted, if as a result, more than 10% of the total assets of the Tax-Exempt Fund would consist of such securities; provided, however, that this restriction shall not apply to securities which are not required to be registered under the 1933 Act or to repurchase agreements having less than seven days to maturity, reverse repurchase agreements, firm commitment agreements and futures contracts and options thereon.

                  12. Purchase securities on margin, except any short-term credits which may be necessary for the clearance of transactions and the initial or maintenance margin in connection with options and futures contracts and related options.

                  13. Make short sales of securities, unless the Tax-Exempt Fund owns an equal amount of the securities or securities convertible into or exchangeable without further consideration for securities of the same issue as the securities sold short; provided that this restriction shall not prohibit the use of options and futures contracts for hedging purposes.

                  14. Invest more than 25% of its total assets in any one industry (except Government Securities).

                  15. Invest in real estate limited partnerships.

                  16. Purchase any security while borrowings representing more than 5% of the Tax-Exempt Fund's net assets (including loans, reverse repurchase agreements or other borrowings) are outstanding.

General

                  With respect to investment restriction No. 12 (No. 10 in the case of the Tax-Exempt Fund), investments by the Funds (other than the Money Market Fund) in the GEI Short-Term Investment Fund, an investment Fund advised by GEIM, created specifically to serve as a vehicle for the collective investment of cash balances of the Funds (other than the Money Market Fund) and other accounts advised by either GEIM or GEIC, is not considered an investment in another investment company for purposes of this restriction.

                  The percentage limitations in the restrictions listed above apply at the time of purchases of securities. For purposes of investment restriction No. 5 (No. 14 in the case of the Tax-Exempt Fund), the Trust may use the industry classifications reflected by the S&P 500 Composite Stock Index, if applicable at the time of determination. For all other portfolio holdings, the Trust may use the Directory of Companies Required to File Annual Reports with the SEC and Bloomberg Inc. In addition, the Trust may select its own industry classifications, provided such classifications are reasonable.

Portfolio Transactions and Turnover

                  Decisions to buy and sell securities for each Fund are made by GEIM, subject to review by the Board. Transactions on domestic stock exchanges and some foreign stock exchanges involve the payment of negotiated brokerage commissions. On exchanges on which commissions are negotiated, the cost of transactions may vary among different brokers. On most foreign exchanges, commissions are fixed. No stated commission will be generally applicable to securities traded in U.S. over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups. The cost of securities purchased from underwriters include an underwriting commission or concession, and the prices at which securities are purchased from and sold to dealers include a dealer's mark-up or mark-down. Government Securities generally will be purchased on behalf of a Fund from underwriters or dealers, although certain newly issued Government Securities may be purchased directly from the U.S. Treasury or from the issuing agency or instrumentality.

                  In selecting brokers or dealers to execute securities transactions on behalf of a Fund, GEIM seeks the best overall terms available. In assessing the best overall terms available for any transaction, GEIM considers factors that it deems relevant, including the breadth of the market in the security, the price of the security, the financial condition and execution capability of the broker or dealer and the reasonableness of the commission, if any, for the specific transaction and on a continuing basis. In addition, the investment advisory agreement between the Trust and GEIM relating to each Fund authorizes GEIM, on behalf of the Fund, in selecting brokers or dealers to execute a particular transaction, and in evaluating the best overall terms available, to consider the brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934) provided to the Fund and/or other accounts over which GEIM or its affiliates exercise investment discretion. The fees under the investment advisory agreement relating to a Fund will not be reduced by reason of the Fund's receiving brokerage and research services. The Board periodically reviews the commissions paid by a Fund to determine if the commissions paid over representative periods of time were reasonable in relation to the benefits inuring to the Fund. Over-the-counter purchases and sales on behalf of the Funds will be transacted directly with principal market makers except in those cases in which better prices and executions may be obtained elsewhere. A Fund will not purchase any security, including Government Securities, during the existence of any underwriting or selling group relating to the security of which any affiliate of the Fund or GEIM is a member, except to the extent permitted under rules, interpretations or exemptions of the SEC. All brokerage transaction commissions paid to affiliates will be fair and reasonable to the shareholders.

                  The Money Market Fund may attempt to increase its yield by trading to take advantage of short-term market variations, which trading would result in the Fund's experiencing high portfolio turnover. Because purchases and sales of money market instruments are usually effected as principal transactions, however, this type of trading by the Money Market Fund will not result in the Fund's paying high brokerage commissions.

                  During the fiscal year ended September 30, 1996, the International Fund, the Global Fund, the U.S. Equity Fund and the Strategic Fund paid $268,291, $100,049, $207,206 and $75,115, respectively, in commissions to broker-dealers for execution of portfolio transactions. Of these amounts, $8,052, $8,932, $41,107, and $6,464 in brokerage transactions was paid by the International Fund, the Global Fund, the U.S. Equity Fund and the Strategic Fund, respectively, to a broker because of research services provided during the past fiscal year. During the fiscal year ended September 30, 1995, the International Fund, the Global Fund, the U.S. Equity Fund and the Strategic Fund paid $78,872, $118,140, $98,947 and $27,257, respectively, in commissions to broker-dealers for execution of portfolio transactions. Of these amounts, $60, $3,125, $60,981 and $5,259 in brokerage transactions was paid by the International Fund, the Global Fund, the U.S. Equity Fund and the Strategic Fund, respectively, to a broker because of research services provided during the past fiscal year. During the fiscal year ended September 30, 1994, the International Fund, the Global Fund, the U.S. Equity Fund and the Strategic Fund paid $97,673, $79,652, $168,891 and $28,280, respectively in commissions to broker-dealers for execution of portfolio transactions. Of these amounts, $89,877, $68,087, $75,178 and $11,853 in brokerage transactions was paid by the International Fund, the Global Fund, the U.S. Equity Fund and the Strategic Fund, respectively, to a broker because of research services provided during the past fiscal year. The Tax-Exempt Fund, the Income Fund and the Money Market Fund made no payments to broker-dealers for execution of portfolio transactions during the 1996, 1995 or 1994 fiscal year. For the 1994 fiscal year, the Global Fund, the U.S. Equity Fund and the Strategic Fund paid $30, $1,750 and $147, respectively, in brokerage commissions to Kidder, Peabody & Co. Incorporated ("Kidder"), an affiliate of the Fund. In 1994, Kidder received .04%, 1.04% and .52% of the brokerage commissions paid by the Global Fund, the U.S. Equity Fund and the Strategic Fund, respectively, and effected .04% 1.52% and .22% of the total dollar amount of transactions for the Global Fund, the U.S. Equity Fund and the Strategic Fund, respectively. The Funds made no payments to Kidder for execution of portfolio transactions during 1996 or 1995. During 1994, General Electric Capital Services, Inc., a wholly-owned subsidiary of GE, owned all of the outstanding stock of Kidder, Peabody Group Inc., the parent company of Kidder.

                             MANAGEMENT OF THE TRUST
Trustees and Officers

                  The names of the Trustees and executive officers of the Trust, their addresses and their principal occupations during the past five years and their other affiliations are shown below. The executive officers of the Trust are employees of organizations that provide services to the Funds. An asterisk appears before the name of each Trustee who is an "interested person" of the Trust, as defined in the 1940 Act.

                                         Positions Held             Age and Principal Occupation(s)
 Name and Address                        with Trust                 During Past Five Years
   ----------------                        --------------             -------------------------------


*Michael J. Cosgrove                    Chairman of the             Age 47. Executive Vice President - Mutual Funds
3003 Summer Street                      Board and President         of GEIM and GEIC, a wholly-owned subsidiary of
Stamford, CT 06905                                                  General Electric Company ("GE") that is
                                                                    registered as an investment adviser under the
                                                                    Investment Advisers Act of 1940, as amended,
                                                                    since March 1993 (responsibilities include
                                                                    general management of all mutual funds managed
                                                                    by GEIM and GEIC) and Director of GEIC and
                                                                    Executive Vice President and Director of GEIM
                                                                    since 1988; from 1988 until 1993, Mr. Cosgrove
                                                                    served as Executive Vice President - Finance
                                                                    and Administration of GEIM and GEIC.


 *Alan M. Lewis                          Trustee and                Age 51.  Executive Vice President, General
  3003 Summer Street                     Executive Vice             Counsel and Secretary of GEIM since 1988 and of
  Stamford, CT 06905                     President                  GEIC since October 1987.




 John R. Costantino                      Trustee                    Age 51. Managing Director, Walden Partners, Ltd.,
 150 East 58th Street                                               consultants and investors, since August 1992;
 New York, NY 10055                                                 President, CMG Acquisition Corp., Inc., a holding
                                                                    company, since 1988; Vice Chairman, Acoustiguide
                                                                    Holdings, Inc., a holding company, since 1989;
                                                                    President CMG/IKH, Inc., a holding company, since
                                                                    1991; Director, Crossland Federal Savings Bank, a
                                                                    financial institution; Director, Brooklyn
                                                                    Bankcorp, Inc., a financial institution;
                                                                    Director, IK Holdings, Inc., a holding company
                                                                    since 1991; Director, I. Kleinfeld & Son, Inc., a
                                                                    retailer, since 1991; Director, High Performance
                                                                    Appliances, Inc., a distributor of kitchen
                                                                    appliances ("HPA"), since 1991; Director, HPA
                                                                    Hong Kong, Ltd., a service subsidiary of HPA,
                                                                    since 1991; Director, Lancit Media Productions,
                                                                    Ltd., a children's and family television film and
                                                                    videotape production company, since 1995;
                                                                    Partner, Costantino Melamede-Greenberg Investment
                                                                    Partners, a general investment partnership, from
                                                                    September 1987 through August 1992.

 William J. Lucas                        Trustee                    Age 50.  Vice President and Treasurer of
 Fairfield University                                               Fairfield University since 1983.
 North Benson Road
 Fairfield, CT 06430

 Robert P. Quinn                         Trustee                    Age 61.  Retired since 1983 from Salomon Brothers
 45 Shinnecock Road                                                 Inc.; Director, GP Financial Corp., a holding
 Quogue, NY 11959                                                   company, since 1994; Director, The Greenpoint
                                                                    Savings Bank, a financial institution, since 1987.



Jeffrey A. Groh                         Treasurer                   Age 35. Vice President - Operations of GEIM and
3003 Summer Street                                                  GEIC since January 1997 and Treasurer and Controller
Stamford, CT 06905                                                  of GEIM and GEIC since August 1994; prior to August
                                                                    1994, was a  Senior Manager in Investment Company Services
                                                                    Group and certified public accountant with Price
                                                                    Waterhouse LLP.

Matthew J. Simpson                      Secretary                   Age 36. Vice President, Associate General Counsel and
3003 Summer Street                                                  Assistant Secretary of GEIM and GEIC since
Stamford, CT 06905                                                  October 1992; attorney with the law firm of Baker
                                                                    & McKenzie, April 1991 to October 1992; prior to
                                                                    April 1991 was an attorney with the law firm of
                                                                    Spengler Carlson Gubar Brodsky & Frischling.


No employee of GE or any of its affiliates receives any compensation from the Trust for acting as a Trustee or officer of the Trust. Each Trustee of the Trust who is not a director, officer or employee of GEIM, GE Investment Services Inc. (the "Distributor"), GE, or any affiliate of those companies, receives an annual fee of $10,000 for services as Trustee. In addition, each Trustee receives $500 for each meeting of the Board attended by the Trustee and is reimbursed for expenses incurred in connection with attendance at Board meetings.

Trustees' Compensation
(for the fiscal year ended September 30, 1996)

                                                                                    Total Compensation for all
                                                 Total Compensation                Investment Companies Managed by
 Name of Trustee                                   from the Trust                          GEIM or GEIC
 ---------------                                 ------------------                -------------------------------


 Michael J. Cosgrove                                        None                                 None+
 Alan M. Lewis                                              None                                 None+
 John R. Costantino                                      $12,000                             $17,000++
 William J. Lucas                                        $12,000                             $17,000++
 Robert P. Quinn                                         $12,000                             $17,000++


 -----------------------

 +Messrs. Cosgrove and Lewis serve as Trustees of two investment companies advised by GEIM and of eight investment companies advised by GEIC. They are considered to be interested persons of each investment company advised by GEIM or GEIC, as defined under Section 2(a)(19) of the 1940 Act, and accordingly, serve as Trustees thereof without compensation.

 ++Messrs. Costantino, Lucas and Quinn serve as Trustees of two investment companies advised by GEIM and the compensation is for their services as Trustees of both companies.

Investment Adviser and Administrator

                  GEIM, located at 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904, a wholly-owned subsidiary of GE, bears all expenses in connection with the performance of its services as each Fund's investment adviser and administrator. For the fiscal year ended September 30, 1996, the International Fund, the Global Fund, the U.S. Equity Fund, the Strategic Fund, the Tax-Exempt Fund, the Income Fund, the Short-Term Government Fund and the Money Market Fund paid $464,327, $287,004, $836,061, $243,374, $42,029,
$192,880, $34,453 and $205,219, respectively, for investment advisory and administration services. For the fiscal year ended September 30, 1995, the International Fund, the Global Fund, the U.S. Equity Fund, the Strategic Fund, the Tax-Exempt Fund, the Income Fund, the Short-Term Government Fund and the Money Market Fund paid $237,427, $249,803, $563,259, $127,625, $38,285, $85,281,
$28,438 and $161,393, respectively, for investment advisory and administration services. For the fiscal year ended September 30, 1994, the International Fund, the Global Fund, the U.S. Equity Fund, the Strategic Fund, the Tax-Exempt Fund, the Income Fund, the Short-Term Government Fund and the Money Market Fund paid $122,202, $173,762, $431,236, $80,973, $40,920, $117,064, $12,214 and $81,491,
respectively, for investment advisory and administration services.

                  Under the Plans, the Trust pays GEIM, with respect to each Participant Fund, (1) for shareholder services provided to the Class A, Class B and Class C shares of the Participant Fund, an annual fee of .25% of the value of the average daily net assets attributed to the Class A, Class B and Class C shares of the Participant Fund, respectively and (2) for distribution services provided to the Class A and Class B shares of each Participant Fund other than the Short-Term Government Fund, an annual fee of .25% and .75% of the value of the average daily net assets of the Participant Fund, respectively; or in the case of the Short-Term Government Fund, an annual fee of .25% and .60% of the value of the average daily net assets of the Short-Term Government Fund, respectively. Under their terms, the Plans continue from year to year, provided their continuance is approved annually by vote of the Trust's full Board, as well as by a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plans or in any agreements related to them (the "Independent Trustees"). The Plans may not be amended to increase materially the amount of the fees paid under the Plans with respect to a Fund without approval of shareholders of the Fund. In addition, all material amendments of the Plans must be approved by the Trustees and Independent Trustees in the manner described above. The Plans may be terminated with respect to a Fund at any time, without penalty, by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of a Fund (as defined in the 1940 Act). For the fiscal year ended September 30, 1996, the International Fund, the Global Fund, the U.S. Equity Fund, the Strategic Fund, the Tax-Exempt Fund, the Income Fund and the Short-Term Government Fund incurred $35,786, $85,815, $261,948, $151,125, $31,909, $136,492, $10,789 and $0, respectively for service and distribution fees. For the fiscal year ended September 30, 1995, the International Fund, the Global Fund, the U.S. Equity Fund, the Strategic Fund, the Tax-Exempt Fund, the Income Fund and the Short-Term Government Fund incurred $12,775, $65,971, $89,445, $64,199, $17,804, $68,913, $4,527 and $0,
respectively for service and distribution fees. For the fiscal year ended September 30, 1994, the International Fund, the Global Fund, the U.S. Equity Fund, the Strategic Fund, the Tax-Exempt Fund, the Income Fund and the Short-Term Government Fund incurred $574, $40,788, $121,987, $34,206, $18,934,
$124,644 and $502, respectively, for service and distribution fees.

                  During the fiscal year ended September 30, 1996, GEIM waived a total of $24,972, $85,533, $309,241, $53,026, $74,915, $56,349, $66,598 and
$169,636 of expenses of the International Fund, the Global Fund, the U.S. Equity Fund, the Strategic Fund, the Tax-Exempt Fund, the Income Fund, the Short-Term Government Fund and the Money Market Fund, respectively. During the fiscal year ended September 30, 1995, GEIM waived a total of $66,501, $94,488, $348,302,
$83,026, $76,006, $95,425, $76,414 and $165,031 of expenses of the International
Fund, the Global Fund, the U.S. Equity Fund, the Strategic Fund, the Tax-Exempt Fund, the Income Fund, the Short-Term Government Fund and the Money Market Fund, respectively. During the fiscal year ended September 30, 1994, GEIM waived a total of $49,516, $102,700, $527,744, $105,756, $60,529, $154,160, $30,600 and
$191,863 of expenses of the International Fund, the Global Fund, the U.S. Equity Fund, the Strategic Fund, the Tax-Exempt Fund, the Income Fund, the Short-Term Government Fund and the Money Market Fund, respectively.

Sub-Investment Adviser (the Tax-Exempt Fund)

                  Brown Brothers, 59 Wall Street, New York, New York 10005, has been retained by GEIM to act as portfolio manager of the Tax-Exempt Fund under a sub-investment advisory contract with GEIM dated _________, 1997. Pursuant to the sub-investment advisory agreement, Brown Brothers bears all expenses in connection with the performance of its services as the Tax-Exempt Fund's sub-investment adviser.

Custodian and Transfer Agent

                  State Street Bank and Trust Company ("State Street") is located at 225 Franklin Street, Boston, Massachusetts 02101 and serves as custodian and transfer agent of the Funds' investments. Under its custodian contract with the Trust, State Street is authorized to appoint one or more banking institutions as subcustodians of assets owned by each Fund. For its custody services, State Street receives monthly fees charged to the Funds based upon the month-end, aggregate net asset value of the Funds, plus certain charges for securities transactions. The assets of the Trust are held under bank custodianship in accordance with the

1940 Act. As transfer agent, State Street is responsible for processing redemption requests and crediting dividends to the accounts of shareholders of the Funds.

Distributor

                  GE Investment Services Inc. serves as the distributor of shares of the Funds on a best efforts basis.

                              REDEMPTION OF SHARES

                  Detailed information on how to redeem shares of a Fund is included in the Prospectus. The right of redemption of shares of a Fund may be suspended or the date of payment postponed (1) for any periods during which the NYSE is closed (other than for customary weekend and holiday closings), (2) when trading in the markets the Fund normally utilizes is restricted, or an emergency, as defined by the rules and regulations of the SEC, exists, making disposal of a Fund's investments or determination of its net asset value not reasonably practicable or (3) for such other periods as the SEC by order may permit for the protection of the Fund's shareholders. A shareholder who pays for Fund shares by personal check will receive the proceeds of a redemption of those shares when the purchase check has been collected, which may take up to 15 days or more. Shareholders who anticipate the need for more immediate access to their investment should purchase shares with Federal funds or bank wire or by a certified or cashier's check.

                               EXCHANGE PRIVILEGE

                  The exchange privilege described in the Prospectus enables a shareholder of a Fund to acquire shares in a Fund having a different investment objective and policies when the shareholder believes that a shift between Funds is an appropriate investment decision. Upon receipt of proper instructions and all necessary supporting documents, shares submitted for exchange are redeemed at the then-current net asset value and the proceeds are immediately invested in shares of the Fund being acquired. The Trust reserves the right to reject any exchange request.

                                 NET ASSET VALUE

                  The Trust will not calculate net asset value on certain holidays. On those days, securities held by a Fund may nevertheless be actively traded, and the value of the Fund's shares could be significantly affected.

                  Because of the need to obtain prices as of the close of trading on various exchanges throughout the world, the calculation of the net asset value of the Money Market Fund or a Class of certain Participant Funds may not take place contemporaneously with the determination of the prices of many of their portfolio securities used in the calculation. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for the security. All assets and liabilities of the Funds initially expressed in foreign currency values will be converted into U.S. dollar values at the mean between the bid and offered quotations of the currencies against U.S. dollars as last quoted by any recognized dealer. If these quotations are not available, the rate of exchange will be determined in good faith by the Board. In carrying out the Board's valuation policies, GEIM may consult with one or more independent pricing services ("Pricing Service") retained by the Trust.

                  Debt securities of U.S. issuers (other than Government Securities and short-term investments), including Municipal Obligations, are valued by a dealer or by a pricing service based upon a computerized matrix system, which considers market transactions and dealer supplied valuations. Valuations for municipal bonds are obtained from a qualified municipal bond pricing service; prices represent the mean of the secondary market. When, in the judgment of the Pricing Service, quoted bid prices for investments of the Tax-Exempt Fund are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices and asked prices. Investments of the Tax-Exempt Fund that are not regularly quoted are carried at fair value as determined by the Board, which may rely on the assistance of the Pricing Service. The procedures of the Pricing Service are reviewed periodically by GEIM under the general supervision and responsibility of the Board .

                  The valuation of the portfolio securities of the Money Market Fund is based upon amortized cost, which does not take into account unrealized capital gains or losses. Amortized cost valuation involves initially valuing an instrument at its cost and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of the effect of fluctuating interest rates on the market value of the instrument. Although this method provides certainty in valuation, it may result in periods during which value, as determined by amortized cost, is higher or lower than the price the Money Market Fund would receive if it sold the instrument.

                  The use of the amortized cost method of valuing the portfolio securities of the Money Market Fund is permitted by a rule adopted by the SEC. Under this rule, the Money Market Fund must maintain a dollar-weighted average portfolio maturity of 90 days or less, purchase only instruments having remaining maturities of 13 months or less, and invest only in "eligible securities" as defined in the rule, which are determined by GEIM to present minimal credit risks. Pursuant to the rule, GEIM has established procedures designed to stabilize, to the extent reasonably possible, the Fund's price per share as computed for the purpose of sales and redemptions at $1.00. These procedures include review of the Money Market Fund's portfolio holdings at such intervals as GEIM may deem appropriate, to determine whether the Fund's net asset value calculated by using available market quotations or market equivalents deviates from $1.00 per share based on amortized cost.

                  The rule regarding amortized cost valuation provides that the extent of any deviation between the Money Market Fund's net asset value based upon available market quotations or market equivalents and the $1.00 per share net asset value based on amortized cost must be examined by the Board. In the event the Board determines that a deviation exists that may result in material dilution or other unfair results to investors or existing shareholders of the Money Market Fund, the Board must, in accordance with the rule, cause the Fund to take such corrective action as the Board regards as necessary and appropriate, including: selling portfolio instruments of the Fund prior to maturity to realize capital gains or losses or to shorten average portfolio maturity; withholding dividends or paying distributions from capital or capital gains; redeeming shares in kind; or establishing a net asset value per share by using available market quotations.

                       DIVIDENDS, DISTRIBUTIONS AND TAXES

                  Set forth below is a summary of certain Federal income tax considerations generally affecting the Funds and their shareholders. The summary is not intended as a substitute for individual tax planning, and shareholders are urged to consult their tax advisors regarding the application of Federal, state, local and foreign tax laws to their specific tax situations.

Tax Status of the Funds and their Shareholders

                  Each Fund is treated as a separate entity for Federal income tax purposes. Each Fund's net investment income and capital gains distributions are determined separately from any other series that the Trust may designate.

                  The Trust intends for each Fund to continue to qualify each year as a "regulated investment company" under the Code. If a Fund (1) is a regulated investment company and (2) distributes to its shareholders at least 90% of its net investment income (including for this purpose its net realized short-term capital gains) and 90% of its tax-exempt interest income (reduced by certain expenses), the Fund will not be liable for Federal income taxes to the extent that its net investment income and its net realized long-term and short-term capital gains, if any, are distributed to its shareholders. In addition, in order to avoid a 4% excise tax, a Fund must declare, no later than December 31 and distribute no later than the following January 31, at least 98% of its taxable ordinary income earned during the calendar year and 98% of its capital gain net income for the year period ending on October 31 of such calendar year. One requirement for qualification as a regulated investment company is that each Fund must diversify its holdings so that, at the end of each quarter, (i) at least 50% of the market value of the Fund's assets is represented by cash and cash items, securities of other regulated investment companies, U.S. government securities and other securities, with such other securities limited for purposes of this calculation in respect of any one issuer to an amount not greater than 5% of the value of the Fund's assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities of any one issuer or of two or more issuers that are controlled by the Fund (within the meaning of Section 851(b)(4)(B) of the Code) that are engaged in the same or similar trades or businesses or related trades or businesses (other than Government Securities or the securities of other regulated investment companies).

                  The requirements for qualification as a regulated investment company also include two significant rules as to investment results. First, a Fund must earn at least 90% of its gross income from dividends, interest, payments with respect to securities loans, gains from the disposition of stock or securities (including gains from related investments in foreign currencies) and income (including gains from options, futures or forward contracts) derived with respect to its business of investing in such stocks, securities or currencies (the "90% Test"). Second, a Fund must derive less than 30% of its gross income from the sale or other disposition of (i) stock or securities held for less than three months, (ii) options futures, or forward contracts held for less than three months (other than options, futures, or forward contracts on foreign currencies), and (iii) foreign currencies (or options, futures or forward contracts on foreign currencies) held for less than three months, but only if such currencies (or options, future or forward contracts) are not directly related to the Fund's principal business of investing in stock or securities (or options and futures with respect to stocks or securities) (the "30% Test").

                  The 30% Test will restrict the extent to which a Fund may, among other things: (1) sell or purchase put options on securities held for less than three months or purchase put options on substantially identical securities (unless the option and the security are acquired on the same day); (2) write options that expire in less than three months; and (3) close options that were written or purchased within the preceding three months. For purposes of the 30% Test, a Fund's increases or decreases in value of short-term investment positions that constitute certain designated hedging transactions may generally be netted. The Trust does not expect that the 30% Test will significantly affect the investment policies of any Fund.

                  As of October 31, 1996, certain series of Investors Trust that were acquired by GE Funds had net tax basis capital loss carryforwards which may be applied against taxable gains until their expiration date. The following table illustrates the carryforwards that apply to these Investors Trust Funds, respectively:

                                                              Expiration Dates:
    Investors Trust Funds                         Amount         October 31,
    ---------------------                         ------      -----------------

Adjustable Rate Fund                              $72,067            2002
                                                  114,498            2003
                                                   14,856            2004

Government Fund                               $87,661,793            2002
                                              107,525,597            2003
                                                1,748,819            2004

Tax-Free Fund                                    $176,173            2003

Growth Fund                                      $201,597            2002
                                                 $243,412            2004

                  A Fund's transactions in options and futures contracts are subject to special provisions of the Code that, among other things, may affect the character of gains and losses realized by the Fund (that is, may affect whether gains or losses are ordinary or capital), accelerate recognition of income to the Fund and defer losses of the Fund. These rules (1) could affect the character, amount and timing of distributions to shareholders of a Fund, (2) will require the Fund to "mark to market" certain types of the positions in its portfolio (that is, treat them as if they were closed out) and (3) may cause the Fund to recognize income without receiving cash with which to make distributions in amounts necessary to satisfy the distribution requirements for avoiding income and excise taxes described above and in the Prospectus. The Trust seeks to monitor transactions of each Fund, will seek to make the appropriate tax elections on behalf of the Fund and seeks to make the appropriate entries in the Fund's books and records when the Fund acquires any option, futures contract or hedged investment, to mitigate the effect of these rules and prevent disqualification of the Fund as a regulated investment company.

                  In order for the Tax-Exempt Fund to pay exempt-interest dividends for any taxable year, at the close of each taxable quarter, at least 50% of the aggregate value of the Fund's portfolio must consist of exempt-interest obligations. Within 60 days after the close of the taxable year of the Tax-Exempt Fund, the Trust will notify the Fund's shareholders of the portion of the dividends paid that constitutes an exempt-interest dividend with respect to that taxable year. The percentage of total dividends paid by the Tax-Exempt Fund with respect to any taxable year that qualifies as Federal exempt-interest dividends will be the same for all shareholders receiving dividends from the Fund for that year.

                  Interest on indebtedness incurred by a shareholder to purchase or carry shares of the Tax-Exempt Fund is not deductible for income tax purposes if the Fund distributes exempt-interest dividends during the shareholder's taxable year. In addition, if a shareholder of the Tax-Exempt Fund holds shares for six months or less, any loss on the sale or exchange of those shares will be disallowed to the extent of the amount of exempt-interest dividends received with respect to the shares.

                  As a general rule, a shareholder's gain or loss on a sale or redemption of shares of a Fund will be a long-term capital gain or loss if the shareholder has held the shares for more than one year. The gain or loss will be a short-term capital gain or loss if the shareholder has held the shares for one year or less.

                  The Fund's net realized long-term capital gains are distributed as described in the Prospectus. The distributions ("capital gain dividends"), if any, are taxable to a shareholder of a Fund as long-term capital gains, regardless of how long a shareholder has held the shares, and will be designated as capital gain dividends in a written notice mailed by the Trust to the shareholders of the Fund after the close of the Fund's prior taxable year. If a shareholder receives a capital gain dividend with respect to any share of a Fund, and if the share is sold before it has been held by the shareholder for six months or less, then any loss on the sale or exchange of the share, to the extent of the capital gain dividend, will be treated as a long-term capital loss. This rule will apply to a sale of shares of the Tax-Exempt Fund only to the extent the loss is not disallowed under the provision described above. Investors considering buying shares of a Fund on or just prior to the record date for a taxable dividend or capital gain distribution should be aware that the amount of the dividend or distribution payment will be a taxable dividend or distribution payment.

                  Special rules contained in the Code apply when a shareholder of a Fund disposes of shares of the Fund through a redemption or exchange within 90 days of purchase and subsequently acquires shares of a Fund on which a sales charge normally is imposed without paying a sales charge in accordance with the exchange privilege described in the Prospectus. In these cases, any gain on the disposition of the shares of the Fund will be increased, or loss decreased, by the amount of the sales charge paid when the shares were acquired, and that amount will increase the adjusted basis of the shares of the Fund subsequently acquired. In addition, if shares of a Fund are purchased within 30 days of redeeming shares at a loss, the loss will not be deductible and instead will increase the basis of the newly purchased shares.

                  If a shareholder of a Fund fails to furnish the Trust with a correct taxpayer identification number, fails to report fully dividend or interest income, or fails to certify that he or she has provided a correct taxpayer identification number and that he or she is not subject to "backup withholding," then the shareholder may be subject to a 31% "backup withholding" tax with respect to (1) taxable dividends and distributions from the Fund and
(2) the proceeds of any redemptions of shares of the Fund. An individual's taxpayer identification number is his or her social security number. The 31% backup withholding tax is not an additional tax and may be credited against a taxpayer's regular Federal income tax liability.

                             THE FUNDS' PERFORMANCE

                  As noted in the Prospectus, the Trust, from time to time, may quote a Fund's performance, in terms of the Money Market Fund's or a Class' yield and/or total return, in reports or other communications to shareholders of the Fund or in advertising material. To the extent that any advertisement or sales literature of a Participant Fund describes the expenses or performance of any Class, it will also disclose the expenses or performance for the other Classes. Additional information regarding the manner in which performance figures are calculated is provided below.

Yield

                  The yield for the Money Market Fund is computed by (1) determining the net change in the value of a hypothetical preexisting account in the Fund having a balance of one share at the beginning of a seven-calendar-day period for which yield is to be quoted, (2) dividing the net change by the value of the account at the beginning of the period to obtain the base period return, and (3) annualizing the results (that is, multiplying the base period return by 365/7). The net change in the value of the account reflects the value of additional shares purchased with dividends declared on the original share and any such additional shares, but does not include realized gains and losses or unrealized appreciation and depreciation. In addition, the Money Market Fund may calculate a compound effective annualized yield by adding one to the base period return (calculated as described above), raising the sum to a power equal to 365/7 and subtracting one.

                  The 30-day yield figure described in the Prospectus is calculated for a Class according to a formula prescribed by the SEC. The formula can be expressed as follows:

                                    Yield = 2[(a-b + 1)6*-1]
                                               ---
                                               cd

Where:

                  a =      dividends and interest earned during the period.

                  b =      expenses accrued for the period (net of
                           reimbursement).

                  c = the average daily number of shares outstanding during the period that were entitled to receive dividends.

                  d = the maximum offering price per share on the last day of the period.

                  For the purpose of determining the interest earned (variable "a" in the formula) on debt obligations that were purchased by a Fund at a discount or premium, the formula generally calls for amortization of the discount or premium; the amortization schedule will be adjusted monthly to reflect changes in the market values of the debt obligations.

                  The Tax-Exempt Fund's tax equivalent yield is computed for a Class by dividing that portion of the Fund's yield that is tax-exempt by one minus a stated income tax rate and adding the product to that portion, if any, of the Fund's yield that is not tax-exempt.

                  Investors should recognize that, in periods of declining interest rates, the yield will tend to be somewhat higher than prevailing market rates, and in periods of rising interest rates the yield will tend to be somewhat lower. In addition, when interest rates are falling, moneys received by a Fund from the continuous sale of its shares will likely be invested in portfolio instruments producing lower yields than the balance of the Fund's portfolio, thereby reducing the current yield of the Fund. In periods of rising interest rates, the opposite result can be expected to occur.

                  Yield information is useful in reviewing the performance of a Fund, but because yields fluctuate, this information cannot necessarily be used to compare an investment in shares of the Fund with bank deposits, savings accounts and similar investment alternatives that often provide an agreed or guaranteed fixed yield for a stated period of time. Shareholders of a Fund should remember that yield is a function of the kind and quality of the instruments in the Fund's portfolio, portfolio maturity, operating expenses and market conditions.

Average Annual Total Return

------------------------
* As used here, "6" is an exponent.

                  The "average annual total return" figures for the Funds described in the Prospectus, are computed for a Class according to a formula prescribed by the SEC. The formula can be expressed as follows:

                           P(1 + T)n* = ERV

Where

                  P          =    a hypothetical initial payment of $1,000;
                  T          =    average annual total return;
                  n          =    number of years; and
                  ERV             = Ending Redeemable Value of a hypothetical
                                  $1,000 investment made at the beginning of a 1-, 5- or 10-year period at the end of a 1-, 5- or 10-year period (or fractional portion thereof), assuming reinvestment of all dividends and distributions.

                  The ERV assumes complete redemption of the hypothetical investment at the end of the measuring period.

Aggregate Total Return

                  The "aggregate total return" figures described in the Prospectus represent the cumulative change in the value of an investment in a Class for the specified period are computed by the following formula:

                  Aggregate Total Return = ERV - P
                                           -------
                                              P

           Where P =           a hypothetical initial payment of $1,000; and

           ERV  =              Ending Redeemable Value of a hypothetical $1,000
                               investment made at the beginning of a
                               1-, 5- or 10-year period at the end of the 1-, 5- or 10-year period (or fractional portion thereof), assuming reinvestment of all dividends and distributions.

                             PRINCIPAL STOCKHOLDERS

                  GE, a New York corporation, is the only person known to the Trust to be a control person of the Tax-Exempt Fund and the Short-Term Government Fund. Aid Association for Lutherans is the only person known to the Trust to be a control person of the International Fund. So long as the above persons own in excess of 25% of the amount of

-------------------------
* As used here, "n" is an exponent.

outstanding shares of any class of a Fund they will be deemed to be control persons; however, assuming no further investment by these persons, an increase in the amount of assets of the Fund will result in a diminution of their holdings. The following persons are the only persons known by the Trust to hold beneficially more than 5% of the outstanding shares of any class of the Funds as of May 23, 1997:


Name and Address                                                            Amount of             Percent
of Record Owner                                                             Ownership             of Class
----------------                                                            ---------             --------


Tax-Exempt Fund, Class A

General Electric Company                                                  4,737 shares             10.18%
2 Corporate Drive
Shelton, CT 06484

George N. Rohrbacher, Therese J. Rohrbacher, joint tenants                4,359 shares             9.37%
4473 Lindenhurst Lane
Las Vegas, NV 89120-4206

Buford Parrish, Marjorie Parrish, Karen M. Schafer, Jt. Wros              8,495 shares             18.26%
2803 Regents Park
Austin, TX 78746

Kate Frazier Doty, Trustee                                                8,755 shares             18.82%
Paul & Kate Doty Family Trust
U/A/D 10/3/90
3317 Windsor Road
Austin, TX 78703-2263

Leroy Bednar, Lola Bednar, joint tenants                                  4,139 shares             8.90%
5304 N. Lamar
Austin, TX 76751-1823

Arlyne R. Dryer, Trustee                                                  5,284 shares             11.36%
Gene F. & Arlyne R. Dryer Trust
U/A/D 2/10/87 12507 Pomerado Ct.
San Diego, CA 92128-2315

Robert H. Nagel, Mary E. Nagel, Jt ten                                    4,504 shares             9.66%
1953 Locarno Drive
Knoxville, TN 37914




Tax-Exempt Fund, Class B

Kenneth C. Cummings                                                       7,922 shares             7.46%
242 W. Liberty Street
Reno, NV 89501

Margaret E. Cooper                                                        8,596 shares             8.10%
2706 Biarritz Dr.
Palm Beach Garden, FL 33410

Estelle M. Simon                                                          6,314 shares             5.95%
417 N. Westphalia
Pewamo, MI 46873

Roswell C. Taite, Fernie L. Taite, joint tenants                          8,971 shares             8.45%
9108 Hilldale
Houston, TX 77055-7438

Pamela G. Willson                                                           5,417 shares           5.10%
1435 Willow Creek Lane
Gardnerville, NV 89410-5821

Roger W. Leroy,                                                             5,772 shares           5.44%
Dorothea H. Leroy Jt. Ten.
2620 Bald Ridge Dr.
Cumming, GA 30131

Tax-Exempt Fund, Class D

General Electric Company                                                   258,871 shares          99.30%
2 Corporate Drive 6th Floor
P.O. Box 861
Shelton, CT 06484

Income Fund, Class A

State Street Bank & Trust Co.                                              105,360 shares          8.11%
FBO Beamspeed and Co.
BG Automotive Motors Inc.
Master Trust Client Service
1 Enterprise Drive
No. Quincy, MA 02171-2126

State Street Bank & Trust Co., as Trustee                                  336,787 shares          26.07%
Beamsail & Co. - Doubletree
Master Trust Client Service
1 Enterprise Drive
North Quincy, MA 02171-2126




Wells Fargo Bank, as Trustee                                               423,338 shares          32.57%
FBO Hubbell Inc. 401(k)
Attn SSP#0167-112#6971
201 3rd Street 11th Floor
San Francisco, CA 94163-0001

State Street Bank & Trust Co., as Trustee                                  139,459 shares          10.73%
Granitecove & Co.-London Fog
Master Trust Client Service
1 Enterprise Drive
North Quincy, MA 02171-2126

State Street Bank & Trust Co., as Trustee                                  74,455 shares           5.73%
Granitepass & Co.
FBP McClaren/Hart Environ.
Master Trust Client Services W6C
1 Enterprise Drive
No. Quincy, MA 02171

Income Fund, Class B

State Street Bank & Trust Co.                                               9,004 shares           7.27%
C/F the IRA of Patricia L. Baldwin
61370 N. Main St.
Jones, MI 49061

State Street Bank & Trust Co., Cust. for the IRA of Erwin L. Shannon        7,169 shares           5.79%
30666 Longnecker Road
Leonidas, MI 49066

Georgeann Pyke                                                              6,519 shares           5.26%
1758 Jefferson Ave.
Glenview, IL 60025

Income Fund, Class D

State Street Bank & Trust Co., Trustee                                     426,161 shares          33.91%
Benchside & Co. - GE Cap. Asset Maint.
Master Trust Client Service
One Enterprise Drive
N. Quincy, MA 02171-2126

State Street Bank & Trust Co., as Trustee                                  160,940 shares          12.81%
Granitefront & Co.-Service America
Master Trust Client Service
1 Enterprise Drive
North Quincy, MA 02171-2126



State Street Bank & Trust Co., as Trustee                                  101,252 shares          8.06%
Pondway & Co.-GE Fleet/FGIC
Master Trust Client Service
1 Enterprise Drive
North Quincy, MA 02171-2126

State Street Bank & Trust Co., as Trustee                                  131,466 shares          10.46%
Grampas & Co. Trust
FBO Ameridata Technology
Master Trust Client Service
1 Enterprise Drive
North Quincy, MA 02171-2126

State Street Bank & Trust Co., as Trustee                                  105,537 shares          8.40%
Eastmate & Co. Trust
FBO GE Capital Fleet Services
Master Trust Client Service
1 Enterprise Drive
North Quincy, MA 02171-2126

State Street Bank & Trust Co., Trustee                                     67,638 shares           5.38%
Granitebridge & Co. - Elana Moderato
Master Trust Client Services - W6C
One Enterprise Drive
North Quincy, MA  02171

Global Fund, Class A

West Carroll National Bank                                                 8,439 shares           15.70%
401(k)
William E. Pratt
Attn: 401(k) Administrator
Personal and Confidential
P.O. Box 708
Oak Grove, LA 71263

James R. Boardwell, Kathryn J. Boardwell, Jt. Ten.                         2,005 shares            6.18%
7460 Carefree Dr.
Whitehall, MI 49461

Richard Ellzey, Jean M. Ellzey, Jt. Ten.                                   2,260 shares            5.51%
1830 Popps Ferry Rd.
Biloxi, MS  39532



Global Fund, Class B

BHC Securities, Inc.                                                       1,769 shares            5.51%
FAO 22402626
Attn:  Mutual Funds Dept.
One Commerce Square
2005 Market Street, Suite 1200
Philadelphia, PA 19103-7042

State Street Bank & Trust Company                                          2,954 shares            9.10%
C/F The IRA of Sharon L. Giever
825 Boswell Lane
Kalamazoo, MI 49005

Global Fund, Class D

State Street Bank & Trust Co., as Trustee                                 232,501 shares          29.05%
Eastmate & Co. Trust
FBO GE Capital Fleet Services
Master Trust Client Service
1 Enterprise Drive
No. Quincy, MA 02171-2126

State Street Bank & Trust Co., as Trustee                                 207,919 shares          25.96%
Grampas & Co. Trust
FBO Ameridata Technology
Master Trust Client Service
1 Enterprise Drive
No. Quincy, MA 02171-2126

Boatmen's First Natl. Bank of KC                                          281,363 shares          35.16%
TTEE ERC Thrift Plan
P.O. Box 14737
St. Louis, MO 63178

Strategic Fund, Class A

State Street Bank & Trust Co., as Trustee                                  66,797 shares           6.82%
FBO Southwestern Medical Clinic
Master Trust Client Service
1 Enterprise Drive
No. Quincy, MA 02171-2126

State Street Bank & Trust Co., as Trustee                                 396,130 shares          25.50%
Beamsail & Co.-Doubletree Master Trust Client Service
1 Enterprise Drive
North Quincy, MA 02171-2126



State Street Bank & Trust Company, as Trustee                             413,439 shares          26.61%
Granitepass & Co.
FBOMcClaren/Hart Environmental Eng.
Master Trust Client Service
1 Enterprise Drive
No. Quincy, MA 02171

InvestCo Trust Co., Trustee                                               309,691 shares          19.94%
Compass Group USA Inc.: 401(k) Plan
PO Box 173707
Denver, CO  80217

T. Rowe Price Tr. co. Fiduciary Account                                   211,395 shares          13.61%
Compass Group 401(k) Plan
c/o T. Rowe Price Tr. Co. Asset Recon.
PO box 17215
Baltimore, MD  21297

Strategic Fund, Class D

State Street Bank & Trust Co., as Trustee                                 499,452 shares          34.65%
Eastmate & Co.
FBO GE Capital Fleet Services
Master Trust Client Service
1 Enterprise Drive
No. Quincy, MA 02171-2126

State Street Bank & Trust Co., Trustee                                    356,350 shares          24.72%
Benchside & Co., - GE Cap. Asset Maint.
Master Trust Client Service
One Enterprise Drive

N. Quincy, MA 02171-2126
State Street Bank & Trust Co., Trustee                                    190,591 shares          13.22%
Granitefront & Co.-Service America
Master Trust Client Service
1 Enterprise Drive

No. Quincy, MA 02171
State Street Bank & Trust Co. as Trustee                                  222,822 shares          15.46%
FBO Ameridata Technolocy
Master Trust Client Service
1 Enterprise Drive
No. Quincy, MA 02171



Equity Fund, Class A

State Street Bank & Trust Company, as Trustee                             191,604 shares          11.87%
Granitecove & Co.-London Fog
Master Trust Client Service
1 Enterprise Drive
No. Quincy, MA 02171

State Street Bank & Trust Company, as Trustee                             139,617 shares           8.66%
FBO Southwestern Medical Clinic PC
Master Trust Client Service
6418 Deans Hill Road
Berrien Center, MI 49102

State Street Bank & Trust Co.                                             146,450 shares           9.07%
F/B/O Beamspeed & Co.
BG Automotive Motors Inc.
Master Trust Client Service
1 Enterprise Drive
No. Quincy, MA 02171-2126

State Street Bank and Trust Co., as Trustee                               201,266 shares          12.47%
Granitepass & Co.
FBO McClaren/Hart Envir. Eng.
Master Trust Client Service
1 Enterprise Drive.
No. Quincy, MA 02171

State Street Bank & Trust Co., as Trustee                                 569,012 shares          35.26%
Beamsail & Co.-Doubletree
Master Trust Client Service
1 Enterprise Drive
No. Quincy, MA 02171-2126

State Street Bank & Trust Co., as Trustee                                 144,678 shares           8.96%
FBO Wavetek US Inc.
Master Trust Client Ser.-W6C
1 Enterprise Drive
No. Quincy, MA  02171

Equity Fund, Class D

State Street Bank & Trust Co., as Trustee                                 789,483 shares          10.48%
Eastmate & Co.
FBO GE Capital Fleet Services
Master Trust Client Services
1 Enterprise Drive
No. Quincy, MA 02171-2126



Bost & Co.                                                                619,684 shares           8.23%
Mutual Fund Operations
P.O. Box 3198
Pittsburgh, PA 15230

State Street Bank & Trust Co., Trustee                                    828,893 shares          11.00%
Benchside & Co. - GE Cap. Asset Maint.
Master Trust Client Service
One Enterprise Drive
N. Quincy, MA 02171-2126

Clark & Co.                                                               742,342 shares           9.66%
FBO UT O C Tanner Pension
P. O. Box 39
Westerville, OH 43085-0039

Saul & Co.                                                                847,264 shares          11.25%
FBO Stamford Hospital
Ret. Income Plan
c/o First Union National Bank
Fid Ops/Mutual Funds
NC11 51
Charlotte, NC 28288

Strafe & Co.                                                              789,202 shares          10.21%
FAO Mead Corp. Foundation
235 W. Shrock Road
Mutual Fund 0390
Westerville, OH 43081

State Street Bank & Trust Co., as Trustee                                 505,464 shares           6.71%
Grampas & Co. Trust
FBO Ameridata Technology
Master Trust Client Service W6C
1 Enterprise Drive
No. Quincy, MA 02171

Saul & Co.                                                                357,754 shares           5.15%
FBO Stamford Hospital Ret. Inc. c/o First Union National Bank
401 S. Tryon St.
NC1151
Charlotte, NC 28202



Boatmen's First Natl. Bank of KC                                          581,348 shares           7.72%
TTEE ERC Thrift Plan
P.O. Box 14737
St. Louis, MO 63178

Money Market Fund

State Street Bank & Trust Co., as Trustee                                8,947,081 shares         38.71%
Granitedock & Co.-Roper Corp.
Master Trust Client Service
1 Enterprise Drive
No. Quincy, MA 02171-2126

International Fund, Class A

State Street Bank and Trust Co., as Trustee                                72,155 shares          10.59%
Granitepass & Co.
FBO McClaren/Hart Environ. Eng.
Master Trust Client Service
1 Enterprise Drive
No. Quincy, MA 02171

State Street Bank & Trust Co., as Trustee                                 330,114 shares          48.43%
Beamsail & Co. - Doubletree
Master Trust Client Service
1 Enterprise Drive
No. Quincy, MA 02171

State Street Bank & Trust Co., Trustee                                     35,757 shares           5.25%
Granitecove & Co. - London Fog
Master Trust Client Service
1 Enterprise Drive
No. Quincy, MA 02171

State Street Bank & Trust Co., Trustee                                     76,967 shares          11.29%
FBO Southwestern Medical
Clinic PC
Master Trust Client Service
6418 Deans Hill Road
Berrien Center, MI 49102

InvestCo Trust Co., Tree.                                                     53,120               7.79%
Compass Group USA Inc. 401(K) Plan
P.O. Box 173707
Denver, CO  80217



International Fund, Class B

PaineWebber for the benefit of PaineWebber                                 2,341 shares           11.41%
CDN FBO Robert Frayn
P.O. Box 3321
Weehawken, NJ 07087

State Street Bank & Trust Co.                                              2,509 shares           12.23%
C/F The IRA of Brenda J. Hetrick
3570 Freeman Ave.
Hamilton, OH 45015

International Fund, Class C

Ronald J. Felmus & Veta Felmus, Trustees                                   24,137 shares           8.82%
Felmus Family Residual Trust
U/A/D 5/9/79
22 Pine Circle South
Belleair, FL  34616

International Fund, Class D

John H. Pender, as Trustee                                                526,075 shares          14.29%
Aid Association for Lutherans
4321 North Ballard Road
Appleton, WI 54919-0001

Aid Association for Lutherans                                            2,606,597 shares         70.56%
4321 North Ballard Road
Appleton, WI 54919-0001

State Street Bank & Trust Co., Trustee                                    273,803 shares           7.41%
Benchside & Co. - GE Cap. Asset Maint.
Master Trust Client Service
One Enterprise Drive
N. Quincy, MA 02171-2126

Short-Term Government Fund, Class A

General Electric Company                                                   2,414 shares            7.79%
2 Corporate Drive
Shelton, CT 06484

State Street Bank & Trust Co.                                              15,599 shares          28.67%
FBO Beamspeed and Co.
BG Automotive Motors
Master Trust Client Service
One Enterprise Drive
No. Quincy, MA 02171



Mary McKinney, Dawn M. Clark,                                              4,490 shares            6.92%
joint tenants
1517 Forest Trail
Austin, TX 78703-3229

Arlyne R. Dryer, Trustee                                                   4,205 shares            6.48%
Gene F. & Arlyne R. Dryer Trust
U/A/D 2/10/87 12507 Pomerado Ct.
San Diego, CA 92128-2315

Peter Schoenfeld Asset Mgmt (401K) Plan                                    11,428 shares          17.52%
William Popper
Personal and Confidential
787 Seventh Avenue, 3rd Floor
New York, NY  10019-8018
Attn:  Peter M. Schoenfeld

State Street Bank & Trust Co. TTEE                                         22,218 shares           34.26
FBO Wavetek US Inc.
Master Trust Client Ser-WBC
1 Enterprise Drive
No. Quincy, MA  02171-2126

Short-Term Government Fund, Class B

Cathy Stockstill                                                           1,027 shares           13.73%
15149 Wessington St.
Sherman Oaks, CA 91411

Don L. Nelson                                                              1,721 shares           23.01%
150 S. Laurel Drive
Margate, FL 33063-5370

Maria Venturin                                                             1,330 shares           17.79%
1016 N. 16th Ave. #2
Hollywood, FL 33020

Iris Powell                                                                 715 shares             9.56%
634 NW 4th Ct
Hallandale, FL 33009

Charles DiPasquale,                                                        2,523 shares           33.72%
Carol Clark, Jt. Wros
P.O. Box 25611
Tamarac, FL 33320




Short-Term Government Fund, Class C

John R. Costantino and                                                     47,347 shares          11.47%
Barbara C. Costantino
165-84 Street
Brooklyn, NY 11229-6604

State Street Bank & Trust Co.                                              24,537 shares           5.95%
C/F the Rollover IRA of James L. Jackson
111 Crestwood Dr.
Parkersburg, WV 26101

Short-Term Government Fund, Class D

GE Capital Assurance Co.                                                  396,287 shares          61.36%
Attn Treasury
601 Union Street
Seattle, WA

State Street Bank & Trust Co., Trustee                                    226,704 shares          35.41%
Eastwall & Co. Trust
FBO GE Consulting
Master Trust Client Service
1 Enterprise Drive
No. Quincy, MA 02171-2126

Premier Fund, Class A

Randall D. Bryan, Kathryn L. Bryan Jt Ten                                   524 shares             5.77%
6620 Scarlett Drive
Prescott, AZ  36301-8583

GE Capital Assurance Co.                                                   6,867 shares           73.31%
Attn:  Treasury
501 Union Street
Seattle, WA  95101-2327

Premier Fund, Class B

State Street Bank & Trust Co.                                               997 shares             7.94%
Cust for the IRA of
Lynn D. Ferguson
5574 W. Colony Road
St. Johns, MI  48879

Chester and Helen Wolter Fam., Living Trust                                1,831 shares           14.17%
Chester Leon Wolter TTEE
Helen Marie Wolter TTEE DTD 2-7-92
P.O. Box 65
Adin, CA  96006-0065




GE Capital Assurance Co.                                                   6,667 shares           51.59%
Attn:  Treasury
501 Union Street
Seattle, WA  95101-2327

Premier Fund, Class C
William J. Conaty, Sue A. Conaty Jt Ten                                    14,829 shares           5.10%
111 Golden Pond Ln
Fairfield, CT  05430-2136

Premier Growth Equity D

GE Capital Assurance Co.                                                  313,333 shares          99.69%
Attn:  Treasury
801 Union Street
Seattle, WA  98101-2327


                  As of May 9, 1997, the current Trustees and officers of each Fund, as a group, beneficially owned less than 1% of each Fund's outstanding shares.

                             ADDITIONAL INFORMATION

                  The Trust was organized as an unincorporated business trust under the laws of The Commonwealth of Massachusetts pursuant to a Declaration of Trust dated August 10, 1992, as amended from time to time (the "Declaration"). The Short-Term Government Fund and the International Fund were added as series of the Trust pursuant to an amendment to the Declaration on March 1, 1994. The Mid-Cap Fund and the International Income Fund were added as series of the Trust pursuant to an amendment to the Declaration on June 17, 1994. The Premier Fund was added as a series of the Trust pursuant to an amendment to the Declaration on July 22, 1996. The Value Fund and the Government Securities Fund are newly added series of the Trust which were established pursuant to an amendment to the Declaration on June 2, 1997. In the interest of economy and convenience, certificates representing shares of a Fund are not physically issued. State Street maintains a record of each shareholder's ownership of shares of a Fund.

                  Massachusetts law provides that shareholders of the Funds could, under certain circumstances be held personally liable for the obligations of the Trust. The Declaration disclaims shareholder liability for acts or obligations of the Trust, however, and requires that notice of the disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or a Trustee of the Trust. The Declaration provides for indemnification from the property of a Fund for all losses and expenses of any shareholder of the Fund held personally liable for the obligations of the Fund. Thus, the risk of a shareholder of a Fund's incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations, a possibility that the Trust's management believes is remote. Upon payment of any liability incurred by a Fund, the shareholder paying the liability will be entitled to reimbursement from the general assets of the Fund. The Trustees intend to conduct the operations of the Trust and the Funds in such a way so as to avoid, as far as practicable, ultimate liability of the shareholders for liabilities of the Funds.

                                     COUNSEL

                  Willkie Farr & Gallagher, 153 East 53rd Street, New York, New York 10022, serves as counsel for the Trust.

                             INDEPENDENT ACCOUNTANTS

                  Price Waterhouse LLP, 160 Federal Street, Boston, Massachusetts 02110, serves as independent accountants of the Trust. Coopers & Lybrand L.L.P., One Post Office Square, Boston, Massachusetts 02109, served as independent accountants to Investors Trust, substantially all the assets of which are proposed to be acquired by the Trust on or about September 30, 1997.

                              FINANCIAL STATEMENTS

                  The Annual Report dated September 30, 1996 and the Semi-Annual Report dated March 31, 1997, which either accompany this Statement of Additional Information or have previously been provided to the person to whom this Statement of Additional Information is being sent, are incorporated herein by reference with respect to all information other than the information set forth in the Letter to Shareholders included in the Annual Report. The Annual Report dated October 31, 1996 and the Semi-Annual Report dated April 30, 1997 for Investors Trust Growth Fund, Investors Trust Value Fund, Investors Trust Tax Free Fund and Investors Trust Government Fund, which are the predecessor funds to the Mid-Cap Fund, the Value Fund, the Tax-Exempt Fund and the Government Securities Fund, respectively (collectively with the Annual and Semi-Annual Report for GE Funds, the "Financial Reports"), are incorporated herein by reference. The International Income Fund has not yet commenced operations and has no assets as of the date of this Statement of Additional Information. The Trust will furnish, without charge, a copy of the Financial Reports, upon request to the Trust at P.O. Box 120065, Stamford, CT 06912-0065, (203) 326-4040.

APPENDIX
                             DESCRIPTION OF RATINGS
Commercial Paper Ratings

                  The rating A-1+ is the highest, and A-1 the second highest commercial paper rating assigned by S&P. Paper rated A-1+ must have either the direct credit support of an issuer or guarantor that possesses excellent long-term operating and financial strength combined with strong liquidity characteristics (typically, such issuers or guarantors would display credit quality characteristics that would warrant a senior bond rating of AA or higher) or the direct credit support of an issuer or guarantor that possesses above average long-term fundamental operating and financing capabilities combined with ongoing excellent liquidity characteristics. Paper rated A-1 must have the following characteristics: liquidity ratios are adequate to meet cash requirements; long-term senior debt is rated A or better; the issuer has access to at least two additional channels of borrowing; basic earnings and cash flow have an upward trend with allowance made for unusual circumstances; typically, the issuer's industry is well established and the issuer has a strong position within the industry; and the reliability and quality of management are unquestioned. Capacity for timely payment on issues rated A-2 is satisfactory. However, the relative degree of safety is not as high as issues designated "A-1."

                  The rating Prime-1 is the highest commercial paper rating assigned by Moody's. Among the factors considered by Moody's in assigning ratings are the following: (a) evaluation of the management of the issuer; (b) economic evaluation of the issuer's industry or industries and an appraisal of speculative-type risks that may be inherent in certain areas; (c) evaluation of the issuer's products in relation to competition and customer acceptance; (d) liquidity; (e) amount and quality of long-term debt; (f) trend of earnings over a period of ten years; (g) financial strength of parent company and the relationships that exist with the issue; and (h) recognition by the management of obligations that may be present or may arise as a result of public interest questions and preparations to meet the obligations.

                  Issuers rated Prime-2 (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This normally will be evidenced by many of the characteristics cited above, but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

                  Short-term obligations, including commercial paper, rated A-1+ by IBCA Limited or its affiliate IBCA Inc. are obligations supported by the highest capacity for timely repayment. Obligations rated A-1 have a very strong capacity for timely repayment. Obligations rated A-2 have a strong capacity for timely repayment, although that capacity may be susceptible to adverse changes in business, economic and financial conditions.

                  Fitch Investors Services, Inc. employs the rating F-1+ to indicate issues regarded as having the strongest degree of assurance of timely payment. The rating F-1 reflects an assurance of timely payment only slightly less in degree than issues rated F-1+, while the rating F-2 indicates a satisfactory degree of assurance of timely payment although the margin of safety is not as great as indicated by the F-1+ and F-1 categories.

                  Duff & Phelps Inc. employs the designation of Duff 1 with respect to top grade commercial paper and bank money instruments. Duff 1+ indicates the highest certainty of timely payment: short-term liquidity is clearly outstanding and safety is just below risk-free U.S. Treasury short-term obligations. Duff 1- indicates high certainty of timely payment. Duff 2 indicates good certainty of timely payment; liquidity factors and company fundamentals are sound.

                  Thomson BankWatch Inc. employs the rating TBW-1 to indicate issues having a very high degree of likelihood of timely payment. TBW-2 indicates a strong degree of safety regarding timely payment, however, the relative degree of safety is not as high as for issues rated TBW-1. While the rating TBW-3 indicates issues that are more susceptible to adverse developments than obligations with higher ratings, capacity to service principal and interest in a timely fashion is considered adequate. The lowest rating category is TBW-4; this rating is regarded as non-investment grade and, therefore, speculative.

                  Various NRSROs utilize rankings within ratings categories indicated by a plus or minus sign. The Funds, in accordance with industry practice, recognize such ratings within categories or gradations, viewing for example S&P's ratings of A-1+ and A-1 as being in S&P's highest rating category.

Description of S&P Corporate Bond Ratings

                  AAA -- This is the highest rating assigned by S&P to a bond and indicates an extremely strong capacity to pay interest and repay principal.

                  AA -- Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from AAA issues only in small degree.

                  A -- Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

                  BBB -- Bonds rated BBB have an adequate capacity to pay interest and repay principal. Adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category (even though they normally exhibit adequate protection parameters) than for bonds in higher rated categories.

                  BB, B and CCC -- Bonds rated BB and B are regarded, on balance, as predominately speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB represents a lower degree of speculation than B, and CCC the highest degree of speculation. While such bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

                  To provide more detailed indications of credit quality, the ratings from AA to B may be modified by the addition of a plus or minus sign to show relative standing within this major rating category.

Description of Moody's Corporate Bond Ratings

                  Aaa -- Bonds that are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

                  Aa -- Bonds that are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present that make the long-term risks appear somewhat larger than in Aaa securities.

                  A -- Bonds that are rated A possess favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

                  Baa -- Bonds that are rated Baa are considered as medium-grade obligations, that is, they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

                  Ba -- Bonds that are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

                  B -- Bonds that are rated B generally lack characteristics of desirable investments. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

                  Caa -- Bonds that are rated Caa are of poor standing. These issues may be in default, or present elements of danger may exist with respect to principal or interest.

                  Moody's applies numerical modifiers (1, 2 and 3) with respect to the bonds rated Aa through B, The modifier 1 indicates that the bond being rated ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the bond ranks in the lower end of its generic rating category.

Description of S&P Municipal Bond Ratings

                  AAA -- Prime -- These are obligations of the highest quality. They have the strongest capacity for timely payment of debt service.

                  General Obligation Bonds -- In a period of economic stress, the issuers will suffer the smallest declines in income and will be least susceptible to autonomous decline. Debt burden is moderate. A strong revenue structure appears more than adequate to meet future expenditure requirements. Quality of management appears superior.

                  Revenue Bonds -- Debt service coverage has been, and is expected to remain, substantial. Stability of the pledged revenues is also exceptionally strong due to the competitive position of the municipal enterprise or to the nature of the revenues. Basic security provisions (including rate covenant, earnings test for issuance of additional bonds, debt service reserve requirements) are rigorous. There is evidence of superior management.

                  AA -- High Grade -- The investment characteristics of bonds in this group are only slightly less marked than those of the prime quality issues. Bonds rated AA have the second strongest capacity for payment of debt service.

                  A -- Good Grade -- Principal and interest payments on bonds in this category are regarded as safe although the bonds are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories. This rating describes the third strongest capacity for payment of debt service. The ratings differ from the two higher ratings of municipal bonds, because:

                  General Obligations Bonds -- There is some weakness, either in the local economic base, in debt burden, in the balance between revenues and expenditures, or in quality of management. Under certain adverse circumstances, any one such weakness might impair the ability of the issuer to meet debt obligations at some future date.

                  Revenue Bonds -- Debt service coverage is good, but not exceptional. Stability of the pledged revenues could show some variations because of increased competition or economic influences on revenues. Basic security provisions, while satisfactory, are less stringent. Management performance appears adequate.

                  BBB -- Medium Grade -- Of the investment grade ratings, this is the lowest. Bonds in this group are regarded as having an adequate capacity to pay interest and repay principal. Adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category (even though they normally exhibit adequate protection parameters) than for bonds in higher rated categories.

                  General Obligation Bonds -- Under certain adverse conditions, several of the above factors could contribute to a lesser capacity for payment of debt service. The difference between A and BBB ratings is that the latter shows more than one fundamental weakness, or one very substantial fundamental weakness, whereas, the former shows only one deficiency among the factors considered.

                  Revenue Bonds -- Debt coverage is only fair. Stability of the pledged revenues could show substantial variations, with the revenue flow possibly being subject to erosion over time. Basic security provisions are no more than adequate. Management performance could be stronger.

                  BB, B, CCC and CC -- Bonds rated BB, B, CCC and CC are regarded, on balance, as predominately speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB includes the lowest degree of speculation and CC the highest degree of speculation. While these bonds will likely have some quality and protective characteristics, these characteristics are outweighed by large uncertainties or major risk exposures to adverse conditions.

                  C -- The rating C is reserved for income bonds on which no interest is being paid.

                  D -- Bonds rated D are in default, and payment of interest and/or repayment of principal is in arrears.

                  S&P's letter ratings may be modified by the addition of a plus or a minus sign, which is used to show relative standing within the major rating categories, except in the AAA-Prime Grade category.

Description of S&P Municipal Note Ratings

                  Municipal notes with maturities of three years or less are usually given note ratings (designated SP-1, -2 or -3) to distinguish more clearly the credit quality of notes as compared to bonds. Notes rated SP-1 have a very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given the designation of SP-1+. Notes rated SP-2 have satisfactory capacity to pay principal and interest.

Description of Moody's Municipal Bond Ratings

                  Aaa -- Bonds that are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure.

                  While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

                  Aa -- Bonds that are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities, or fluctuation of protective elements may be of greater amplitude, or there may be other elements present that make the long-term risks appear somewhat larger than in Aaa securities.

                  A -- Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the future.

                  Baa -- Bonds that are rated Baa are considered as medium grade obligations, that is, they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

                  Ba -- Bonds that are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterize bonds in this class.

                  B -- Bonds that are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

                  Caa -- Bonds that are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

                  Ca -- Bonds that are rated Ca represent obligations that are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

                  C -- Bonds that are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

                  Moody's applies the numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B. The modifier 1 indicates that the security ranks in the higher end of its generic ratings category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic ratings category.

Description of Moody's Municipal Note Ratings

                  Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade (MIG) and for variable rate demand obligations are designated Variable Moody's Investment Grade (VMIG). This distinction recognizes the differences between short-term credit risk and long-term risk. Loans bearing the designation MIG 1/VMIG 1 are the best quality, enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both. Loans bearing the designation MIG 2/VMIG 2 are of high quality, with margins of protection ample, although not as large as the preceding group. Loans bearing the designation MIG 3/VMIG3 are of favorable quality, with all security elements accounted for but lacking the undeniable strength of the higher grades. Market access for refinancing, in particular, is likely to be less well established. Loans bearing the designation MIG 4/VMIG 4 are of adequate quality. Protection commonly regarded as required of an investment security is present and although not distinctly or predominantly speculative, there is specific risk.

                                  ANNUAL REPORT
                                       OF
                                    GE FUNDS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996

LOGO

GE Funds
ANNUAL REPORT
September 30, 1996


--------------------------------------------------------------------------------
                            UNDERSTANDING YOUR REPORT
--------------------------------------------------------------------------------

President's Letter                                                    1
Review of Performance and Schedules of Investments
         Portfolio managers discuss your Funds and what we invested in and why
         GE International Funds                                       3 - 10
         GE U.S. Equity Fund                                          11 - 16
         GE Strategic Investment Fund                                 17 - 23
         GE Tax-Exempt Fund                                           24 - 27
         GE Fixed Income Funds                                        28 - 38
         Notes to Performance and
         Schedules of Investments                                     39
Financial Statements                                                  40 - 51
         Financial Highlights and Statements of Assets and
         Liabilities, Operations, and Changes in Net Assets
         Notes                                                        52 - 57
         Notes to the Financial Statements
Report of Independent Accountants                                     58
         The accountants' opinion
GE Funds Investment Team                                              60
Shareholder Inquiries                                         Inside Back Cover
         How you can obtain more information

On the Cover:   GE Investments' portfolio management teams at work.


                               Top Rated GE Funds

                                 By Morningstar
                           Through September 30, 1996

                                    * * * *

                                     3 year

                GE U.S. Equity - C rated among 1708 Equity funds

                          GE Strategic Investment - C
                         rated among 3059 Hybrid funds
                                     * * * *
                   1 year GE U.S. Equity - C rated among 3006
     Equity funds GE Strategic Investment - C rated among 5251 Hybrid funds
                                     * * *
         3 year GE Fixed Income - C rated among 948 Fixed Income funds
               GE Global Equity - C rated among 1708 Equity funds
                                     * * *
                                     1 year
             GE Fixed Income - C rated among 1506 Fixed Income funds
               GE Global Equity - C rated among 3006 Equity funds

Morningstar is an independent fund ranking company that seeks to provide a non-bias rating system used in making investment decisions. A fund is rated in its investment class on a scale of one to five stars through the evaluation of the historical balance of risk and return.

Morningstar proprietary ratings reflect historical risk-adjusted performance through September 30, 1996. The ratings are subject to change every month. Morningstar ratings are calculated from a fund's three-, five- and ten-year returns (with fee and sales charge adjustments) in excess of 10-day Treasury T-bill returns. The one-year rating is calculated using the same methodology, but is not a component of a fund's overall rating. Ten percent of the funds in a rating category receive five stars, the next 22.5% receive four stars and the next 35% receive three stars.

The GE Funds ratings above are based on Class C performance, the only class of shares with at least three years of performance history. Class C shares are offered without any front-end or back-end sales charge. The other Fund classes share a common portfolio of securities with Class C. Star ratings for the other classes may vary. No class of GE Funds has either a five or ten year performance history. Investment return and principal value of an investment wll fluctuate and you may have a gain or loss when you sell your shares. The advisor has voluntarily agreed to waive and/or bear certain fees and expenses. Without these provisions, which may be terminated in the future, the results may have been lower. Returns assume changes in share price and reinvestment of dividend and capital gain. Past performance is no guarantee of future results.

A Letter from the President

Dear Shareholder:

We are pleased to provide you with the 1996 annual report. This past year brought excitement in the financial markets as well as in the GE Funds. We saw continued growth in the Funds' assets and an increased focus was placed on customer service.

I want to take this opportunity to thank you for your response to our customer satisfaction survey. The survey enabled us to identify your expectations and helped point us to areas that require enhancements.

We learned that approximately 94% of respondents were satisfied with GE Investments and areas presenting an opportunity for improvement included a more user friendly automated response system and increased investment options.

As a result, we are in the process of revamping the automated response system (please refer to the inside back cover for further details). We continue to strengthen our customer service operations and coming in the next year, we plan to expand our fund offerings. We will keep you informed about our new funds.


Performance Highlights

As the performance profiles which begin on page 4 demonstrate, the GE Funds' Family generated attractive returns for our shareholders. Four of our Funds with equity exposure, namely GE International Equity Fund, GE Global Equity Fund, GE U.S. Equity Fund and GE Strategic Investment Fund, all had favorable years with double digit returns. Once again, the majority of our Fund classes, excluding loads, outperformed their peers for the year, based on averages calculated by Lipper Analytical Services, an independent mutual fund rating service. The Lipper Analytical Services average total returns for each category and complete details on each Fund's performance, including reductions for the effect of loads, can be found on the various Fund profiles contained in this annual report.

We are also proud to inform you that many of our GE Funds are now rated by Morningstar, an independent fund ranking company which analyzes risk-adjusted performance in order to provide a non-basis rating system. You may have noticed the inside front cover of this report which shows our top rated funds with a three year track record. The other classes of shares will become eligible for Morningstar's rating system in January as they reach the three year criteria.


Market Overview

The U.S. equity market continued to forge ahead during 1996, supported by unprecedented cash flows into stock mutual funds. September's strong finish in the equity market masked the short-term volatility which occurred during the year. A surge in economic activity spilled over from the beginning of 1996 into the summer months. This sparked inflation concerns that sent the S&P down over 4% in July and triggered trading-curbs for a record eight consecutive days. The enormous inflows into equity mutual funds slowed to a halt during this sell-off, only to rebound impressively in August and September. This brought year-to-date inflows to a record $179 billion through September. The stock market ended the fiscal year buoyed by the recovering supply-demand balance, high consumer confidence, and good corporate earnings. The S&P 500 index returned 20.3% for the twelve months ended September 30, 1996.

A strong economy continues to concern the bond market, with returns adversely impacted by higher employment and fears of rising wages. The Lehman Brothers Bond Index returned 4.9% for the twelve months ending September 30, 1996. Municipal bonds performed slightly better than taxable bonds on a total return basis, with the Lehman Brothers Municipal Bond Index rising 6.0% for the twelve months ended September 30, 1996.

International equity market performance, as measured by the Morgan Stanley EAFE Index, lagged the U.S. market with a twelve month return of 8.6%. Positive economic news from Hong Kong and mainland China has been offset by Japan's continuing economic difficulties, with Japanese shares falling 5.6% in the third quarter of 1996. European shares were bolstered by positive German economic data, though this, too, has been offset by the difficult economic climate in France. Nevertheless, we continue to hold a favorable view of overseas markets, particularly those in Europe where rates have room to come down and profits are expected to accelerate.

Market Outlook

Though the economy continues to show resiliency, we do not expect growth to continue at the level experienced in the first half of 1996. The domestic equity market is at or near record levels in both absolute terms and as measured by dividend yield and other traditional valuation tools, suggesting greater vulnerability to a near term correction. The bond market will continue to fluctuate with changing perceptions of inflation, economic activity, and Federal Reserve policy. Overseas equity markets continue to offer opportunities for attractive growth potential and good value. We expect international markets to perform well, as long as the U.S. market remains stable. We appreciate your investment in the GE Funds and we will continue to dedicate ourselves to helping you meet your financial needs.


Michael J. Cosgrove

Mike Cosgrove is responsible for the marketing, product development and sales of the GE Funds.

In Mike's previous position as Chief Financial Officer of GE Investments and Assistant Treasurer-GE Company, he had financial responsibility for all assets under GE Investments' management. Within his Treasury scope, he had responsibility for GE Shareholder Services, Commercial Paper and the Company Cash Management System. Mike joined GE in 1970. After completing the Financial Management Program he held a number of managerial positions in finance and sales in the International Operation, including serving as its Vice President and Treasurer and later as the Vice President - Countertrade and Barter for GE Trading Company.

Mike is a Trustee of the GE Pension Trust and GE's employee savings program and serves on GE Investments' Asset Allocation Committee.

He graduated from Fordham University in 1970 with a B.S. degree in Economics and received his M.B.A. degree from St. John's University in 1973.

GE International Funds

Q&A

Ralph Layman manages the international equity operation with total assets of almost $8 billion. His responsibilities include managing the GE Global Equity and International Equity Funds. Prior to joining GE Investments in 1991, Ralph was Executive Vice President and Director of International Equity Operations at Northern Capital Management. Previously, he was a Vice President and Portfolio Manager at Templeton Investment Counsel, Inc. He was instrumental in forming Templeton's Emerging Markets Fund, the first listed emerging markets equity fund in the U.S. Ralph is a Trustee of the GE Pension Trust, GE's employee savings program, and serves on the GE Investments' Asset Allocation Committee. He is a Chartered Financial Analyst (CFA), a charter member of the International Society of Security Analysts and a member of the New York Society of Security Analysts. Ralph is a graduate of the University of Wisconsin with a B.S. in Economics and a M.S. in Finance.

Q. How did the GE International Equity and GE Global Equity Funds' industry benchmarks and Lipper peers perform for the fiscal year ended September 30, 1996?

A. The GE International Equity Fund's benchmark, the MSCI EAFE Index, returned 8.6% for the 12 months ended September 30, 1996. Our Lipper peer group of 582 International Stock Funds returned an average of 9.0% for the same period. The GE Global Equity Fund's benchmark, the MSCI World Index, returned 13.7% for the year ended September 30, 1996 and our Lipper peer group of 174 Global Stock Funds returned 13.0% for the same period. Refer to the following page, for GE International Equity Fund, and page 8 for GE Global Equity Fund, to see how your class of shares performed compared to the above benchmarks.

Q.   What were the primary performance drivers?

A. Our company-specific philosophy has resulted in the Funds having an overweight position, as compared to the index, in Europe and an underweight position in Japan. France (+18% return), the Netherlands (+21% return), and Hong Kong (+23% return) all contributed to the Fund's strong performance for the year ending September 1996. The Funds benefited from an underweighting in Japan, which improved only 0.4% vs. Europe's performance of +14.8%. We continue to believe company valuations in Japan are stretched compared to their long-term growth rates. For the year ending September 1996, the U.S. market increased 20.3% as measured by the S&P 500. The Global Equity Fund's underweighting of the U.S. market has hurt performance. Our underweighting of the U.S. market is a direct result of our undervalued growth philosophy. We continue to find better relative values in companies outside of the U.S. The strong U.S. dollar over the past year has had a positive impact on our global companies in the portfolio.

Q.   Which stocks have you liked?

A. The weightings of the Funds are driven by our stock selection. In the past quarter, we have found several investments in the U.K. that we believe are attractive. Granada is a hotel group that has successfully diversified into the media industry and computer rental/services. Siebe is a top engineering firm specializing in process control systems. Management seems committed to growing the business and to creating value for shareholders. Outside of Europe, we have trimmed our exposure to Mexico, and have taken a small position in Peru. Telefonica del Peru is the local fixed-line phone monopoly, and the company should benefit from the nation's high growth rate, and stable regulatory environment.

Q. What is the outlook for the Funds and how have you positioned them going forward?

A. We remain optimistic regarding our European overweight. In recent months, we have noticed that the `restructuring of Europe', a theme we have discussed here before, has received greater attention from both the media and our peers. We are well-positioned to benefit from this trend, and believe that our emphasis on stock-picking will serve us well in this environment.

     Outside Europe, we continue to underweight Japan. On a company-by-company basis, we are not convinced that Japanese firms are taking the steps needed to boost their profitability. On the macro side, we are looking for signs that the economy can expand without the aid of government spending. This will become particularly important if Parliamentary elections delay the passage of the next fiscal stimulus package.

     We continue to search for attractive stocks in the U.S., for the GE Global Equity Fund, but we remain underweighted in the market due to the expensive valuations.

GE International Equity Fund

--------------------------------------------------------------------------------
                            Top Ten Largest Holdings
                             at September 30, 1996
--------------------------------------------------------------------------------
                    Total S.A.                    2.68%
                    Veba AG                       2.60%
                    Sandoz AG (Regd.)             2.35%
                    DDI Corp.                     2.31%
                    Brambles Industries Ltd.      2.30%
                    Carrefour S.A.                2.23%
                    Siebe                         2.14%
                    Siemens AG                    2.06%
                    ABB AG                        2.01%
                    Canon Inc.                    1.88%
--------------------------------------------------------------------------------

Investment Profile

A mutual fund designed for investors who seek long-term growth of capital by investing primarily in foreign equity securities.

                        * Lipper Performance Comparison
                         International Stock Peer Group

Based on 10/1/95 -- 9/30/96 total returns
Number of Funds in peer group:               582
Peer group average total return:             9.0%

Lipper categories in peer group: International, European Region, Pacific Region, Pacific Ex-Japan, Japanese, Latin America, Canadian, Emerging Markets, International Small Company

*See notes to performance for explanation of peer categories

See page 39 for Notes to Performance. Past performance is no guarantee of future results.

             Comparison of Change in Value of a $10,000 Investment

--------------------------------------------------------------------------------

                                 Class A Shares

QUARTERLY                 w/o load           with load               EAFE
---------                 --------           ---------               ----
3/2/94                    10000              10000                   10000
3/31/94                   9753.33            9290.05                 9569.11
6/30/94                   9753.32            9290.04                 10057.82
9/30/94                   10119.99           9639.29                 10067.63
12/30/94                  9622.69            9165.62                 9965.09
3/31/95                   9682.87            9222.94                 10150.54
6/30/95                   10298.07           9808.92                 10224.17
9/30/95                   10612.37           10108.28                10650.7
12/30/95                  11003.64           10480.96                11082.14
3/30/96                   11338.5            10799.92                11402.31
6/30/96                   11700.15           11144.39                11582.47
9/30/96                   11820.71           11259.23                11568.12


                                 Average Annual
                                  Total Return

                                        One            Since
                                        Year         Inception
                                        ----         ---------
            GE Int'l Equity            11.39%         6.70%
            GE Int'l Equity w/load      6.10%         4.70%
            MSCI EAFE                   8.62%         5.81%

--------------------------------------------------------------------------------

                                 Class B Shares

QUARTERLY                 w/o load           with load               EAFE
---------                 --------           ---------               ----
3/2/94                    10000              10000                   10000
3/31/94                   9753.33            9753.33                 9569.11
6/30/94                   9740               9740                    10057.82
9/30/94                   10086.65           10086.65                10067.63
12/30/94                  9582.65            9582.65                 9965.09
3/31/95                   9629.36            9629.36                 10150.54
6/30/95                   10223.29           10223.29                10224.17
9/30/95                   10523.58           10523.58                10650.7
12/30/95                  10897.29           10897.29                11082.14
3/30/96                   11210.92           11210.92                11402.31
6/30/96                   11557.93           11557.93                11582.47
9/30/96                   11658.03           11458.03                11568.12


                                 Average Annual
                                  Total Return

                                         One         Since
                                         Year      Inception
                                         ----      ---------
            GE Int'l Equity             10.78%       6.13%
            GE Int'l Equity w/load       6.78%       5.40%
            MSCI EAFE                    8.62%       5.81%

--------------------------------------------------------------------------------

                                 Class C Shares

QUARTERLY                 w/o load           EAFE
---------                 --------           ----
3/2/94                    10000              10000
3/31/94                   9760               9569.11
6/30/94                   9760               10057.82
9/30/94                   10126.66           10067.63
12/30/94                  9636.58            9965.09
3/31/95                   9703.64            10150.54
6/30/95                   10320.59           10224.17
9/30/95                   10649.18           10650.7
12/30/95                  11036.55           11082.14
3/30/96                   11379.76           11402.31
6/30/96                   11756.63           11582.47
9/30/96                   11877.76           11568.12


                                 Average Annual
                                  Total Return

                                         One          Since
                                         Year       Inception
                                         ----       ---------
            GE Int'l Equity             11.54%        6.90%
            MSCI EAFE                    8.62%        5.81%

--------------------------------------------------------------------------------

                                 Class D Shares

QUARTERLY                 w/o load           EAFE
---------                 --------           ----
3/2/94                    10000              10000
3/31/94                   9760               9569.11
6/30/94                   9773.34            10057.82
9/30/94                   10146.67           10067.63
12/30/94                  9666.15            9965.09
3/31/95                   9733.29            10150.54
6/30/95                   10357.55           10224.17
9/30/95                   10699.89           10650.7
12/30/95                  11103.89           11082.14
3/30/96                   11461.43           11402.31
6/30/96                   11845.95           11582.47
9/30/96                   11980.87           11568.12


                                 Average Annual
                                  Total Return

                                      One       Since
                                     Year     Inception
                                     ----     ---------
            GE Int'l Equity         11.97%       7.26%
            MSCI EAFE                8.62%       5.81%

Schedule of Investments -- September 30, 1996

GE INTERNATIONAL EQUITY FUND

Europe                   61.4%
Other Regions             3.7%
Japan                    17.1%
Pacific Rim              14.0%
Cash & Other              3.8%


--------------------------------------------------------------------------------
                                            Number
                                          of Shares           Value
--------------------------------------------------------------------------------
Common Stock -- 96.2%

Australia -- 3.7%
Brambles Industries Ltd.                   106,377         $1,726,353
Burns Philip & Co.                         585,153            833,815
F.H. Faulding & Co. Ltd.                    34,333            236,732
                                                            2,796,900
Austria -- 3.5%
Bohler Uddeholm                              2,410            192,513
Creditanstalt Bankverein                    10,603            470,871
Flughafen Wien AG                            5,018            264,425
OMV AG                                       3,553            357,218
VA Technologie AG                           10,470          1,364,434
                                                            2,649,461
Denmark -- 1.7%
Den Danske Bank                             13,459            980,933
ISS (Series B)                               2,040             52,230
Tele Danmark AS (Series B)                   5,370            254,811
                                                            1,287,974
Finland -- 0.7%
Metra AB                                     2,877            164,897
Valmet Corp.                                22,076            363,651
                                                              528,548
France -- 10.0%
Alcatel Alsthom                              6,743            568,498
Carrefour S.A                                2,992          1,679,181
Coflexip ADR                                19,198            417,556 (a)
Eaux (Cie Generale)                          6,121            664,772
Lyonnaise Des Eaux S.A                         154             13,774 (a)
Lyonnaise Des Eaux S.A                       7,331            655,681
Technip                                        580             52,987
Thomson CSF                                    258              7,642
Total S.A. (Class B)                        25,600          2,014,597
Usinor Sacilor                              32,355            499,215
Valeo                                       17,070            941,485
                                                            7,515,388
Germany -- 9.7%
Deutsche Bank AG                             3,726            175,453
Dresdner Bank AG                             4,693            123,649
Gehe AG                                     15,746          1,051,865
Sap AG                                       7,205          1,210,349
SGL Carbon                                  10,430          1,215,888
Siemens AG                                  29,455          1,552,131
Veba AG                                     37,325          1,953,152
                                                            7,282,487
Hong Kong -- 3.7%
Consolidated Electric Power                119,100            251,815
Giordano International                     633,000            556,627
Hopewell Holdings                          826,000            467,315
HSBC Holdings                               53,800            998,358
Television Broadcasts Ltd. ADR             145,000            539,086
                                                            2,813,201
Indonesia -- 1.3%
Astra International                        311,500            610,127
Mulia Industrindo                          140,000            140,120
PT Tambang Timah GDR                        12,783            215,394 (b)
PT Tambang Timah GDR                           330              5,560
                                                              971,201
Italy -- 2.7%
ARN Mondadori Edit                           3,196             23,185
Edison SPA                                  60,295            375,644
ENI Spa                                     52,818            269,941
Gucci Group N.V. ADR                           384             27,840
IMI                                            198              1,682
Istituto Mobiliare Italiano ADR              6,469            164,959 (a)
Sasib SPA                                   88,474            156,242
Telecom Italia Mobile                      466,328          1,034,754
                                                            2,054,247
Japan -- 17.1%
Canon Inc.                                  72,000          1,412,903
Credit Saison Co.                           46,600          1,114,892
DDI Corp.                                      215          1,735,798
Denso Corp.                                 39,000            870,161
Ito Yokado Co.                              17,000            964,247
Izumi Co.                                    4,000             70,968
Murata Manufacturing Co.                    32,000          1,141,219
Nintendo Co.                                 5,000            320,341
Nippon Express Co.                          44,000            402,151
Omron Corp.                                 30,000            561,828
Rohm Co.                                    16,000          1,007,885
Secom Co.                                   22,000          1,389,785
Sega Enterprises                             8,000            347,670
Suzuki Motor Corp.                         107,000          1,303,943
Tokyo Steel Manufacturing                   13,000            229,480
                                                           12,873,271

----------
See Notes to Schedule of Investments and Financial Statements

GE International Equity Fund
--------------------------------------------------------------------------------
                                            Number
                                          of Shares           Value
--------------------------------------------------------------------------------

Malaysia -- 0.7%
AMMB Holdings Berhad                        23,000          $  167,012
Telekom Malaysia                            44,000             387,967
                                                               554,979
Mexico -- 1.4%
Grupo Carso S.A. de C.V. (Series A)         54,369             249,815
Grupo Carso S.A. de C.V. ADR                39,861             371,704
Grupo Financiero Bancomer S.A
ADR (Series B)                                 673               6,992 (a)
Grupo Financiero Bancomer S.A. ADR
(Series C)                                  26,063             250,856 (a,b)
Grupo Televisa S.A. De C.V. ADR              4,802             138,658 (a)
Invercorporacion S.A. de C.V                54,369               7,271 (a)
                                                             1,025,296
Netherlands -- 5.7%
IHC Caland N.V                              20,163           1,060,715
ING Groep N.V                               21,209             661,272
Nutricia Verenigde Bedrijven                 3,528             465,539
Polygram N.V                                15,766             881,872
Toolex Alpha N.V                               719              16,178 (a)
Unilever N.V                                 1,540             242,864
Wolters Kluwer                               7,355             924,582
                                                             4,253,022
New Zealand -- 0.4%
Carter Holt Harvey Ltd.                    138,504             304,990

Panama -- 0.2%
Pan American Beverages Inc.
(Class A)                                    2,771             113,957

Peru -- 0.9%
Telefonica del Peru S.A. ADR
(Class B)                                   29,463             673,966

Philippines -- 1.6%
Metro Bank & Trust Co.                      19,075             454,427
San Miguel Corp.                           223,180             731,598
                                                             1,186,025
Portugal -- 1.2%
Banco Comercial Portugues ADR               31,825             385,878
BCO Comercial Portugues                     42,678             515,435
                                                               901,313
Singapore -- 0.9%
Singapore Airlines Ltd.                     64,000             645,363

South Africa -- 1.2%
Iscor Ltd.                               1,040,905             686,059
Malbak                                      43,761             183,282
                                                               869,341
South Korea -- 1.1%
Korea Electric Power                        26,033             860,413

Spain -- 1.7%
Argentaria S.A                               3,721             154,076
Banco Popular (Regd.)                        1,035             190,115
Empresa Nacional de Electric ADR             2,253              42,526
Repsol S.A                                  27,093             889,885
                                                             1,276,602
Sweden -- 4.9%
Astra AB (Series B)                         15,960             656,299
Autoliv AB                                  31,695           1,367,916
Electrolux AB (Series B)                    14,589             820,077
Kinnevik Investment (Series B)              12,783             333,719
Linjebuss (Series A)                        12,382             137,335
LM Ericsson Telephone (Series B)             7,826             197,224
Netcom Systems AB (Series B)                12,783             143,712 (a)
                                                             3,656,282
Switzerland -- 9.3%
ABB AG                                       1,235           1,509,313
Danzas Holdings (Regd.)                        327             341,276
Lindt & Spruengli AG                            10             187,221
Nestle S.A. (Regd.)                          1,075           1,197,299
Roche Holdings AG                              133             978,534
Sandoz AG (Regd.)                            1,471           1,764,919
Schw Ruckversicher (Regd.)                     980           1,032,154
Valora Holding AG (Regd.)                       94              16,326
                                                             7,027,042
Thailand -- 0.6%
Banpu Public Co. Ltd.                        5,900             128,992
Siam Cement Co. Ltd.                         4,200             171,098
Thai Farmers Bank                           16,830             177,360
                                                               477,450
United Kingdom -- 10.3%
Airtours PLC                                89,675             845,659
BPB Industries                              56,154             328,715
Cordiant                                   311,314             548,174 (a)
EMI Group                                   14,322             299,262
Granada Group                               69,929             937,458
Medeva                                     348,278           1,392,785
Railtrack Group                            154,114             727,271
Reed International                          44,401             821,443
Siebe                                      101,944           1,607,585
Thorn                                       38,097             216,752
Waste Management International
PLC ADR                                      1,155               5,206
                                                             7,730,310
Total Common Stock
(Cost $66,572,016)                                          72,329,029

----------
See Notes to Schedule of Investments and Financial Statements

Schedule of Investments -- September 30, 1996

--------------------------------------------------------------------------------
                                            Principal
                                             Amount              Value
--------------------------------------------------------------------------------

Convertible Bonds -- 0.0%
Sasib
9.25%  12/31/97
       (Cost $43,124)             ITL      65,000,000        $    23,150

Total Investments in Securities
(Cost $66,615,140)                                            72,352,179

Short Term Investments -- 2.1%

Repurchase Agreement -- 2.1%
State Street Bank and Trust Co.
5.40%  10/01/96
(Cost $1,580,000)                         $ 1,580,000          1,580,000
(dated 09/30/96, proceeds $1,580,237,
collateralized by $1,613,528 United States
Treasury Note, 8.375%, 08/15/08)

Other Assets and Liabilities, net 1.7%                         1,257,372

NET ASSETS -- 100%                                           $75,189,551

----------
See Notes to Schedule of Investments and Financial Statements

GE Global Equity Fund

--------------------------------------------------------------------------------
                            Top Ten Largest Holdings
                             at September 30, 1996

                Total S.A.                      3.07%
                Allied Signal Inc.              2.47%
                First Data Corp.                2.32%
                Colgate Palmolive Co.           2.32%
                DDI Corp.                       2.17%
                Veba AG                         2.14%
                Telecom Italia Mobile           2.13%
                Siebe                           2.05%
                Citicorp                        2.03%
                Sandoz AG (Regd.)               1.99%
--------------------------------------------------------------------------------

                               Investment Profile
A mutual fund designed for investors who seek long-term growth of capital by investing primarily in equity securities of global companies.

                        * Lipper Performance Comparison
                            Global Stock Peer Group
                          Based on 10/1/95 -- 9/30/96
                                 total returns

           Number of Funds
           in peer group:                        174
           Peer group average
           total return:                       13.0%
           Lipper categories
           in peer group:             Global, Global
                                       Small Company

           *See notes to performance for explanation of peer categories

See page 39 for Notes to Performance. Past performance is no guarantee of future results.


             Comparison of Change in Value of a $10,000 Investment

--------------------------------------------------------------------------------
                                 Class A Shares

                             w/o load             w/load              MSCI
                             --------             ------              ----
1/1/94                     $   10,000         $   10,000         $   10,000
3/94                         9,989.33           9,514.83          10,060.53
Jun 30, 94                   9,872.06           9,403.14          10,362.27
9/94                        10,309.17           9,819.49          10,584.52
Dec 31, 94                   9,771.67           9,307.51          10,507.72
3/95                         9,979.69           9,505.66          10,999.19
Jun 30, 95                  10,795.37          10,282.59          11,468.06
9/95                        11,047.19          10,522.45          12,108.59
Dec 31, 95                  11,099.2           10,571.99          12,694.07
Mar 30, 96                  11,651.65          11,098.2           13,200.83
Jun 30, 96                  12,081.33          11,507.47          13,583.25
9/96                        12,282.23          11,698.82          13,763.66


                                 Average Annual
                                  Total Return

                                              One          Since
                                              Year       Inception
                                              ----       ---------
                  GE Global Equity           11.18%         7.76%
                  GE Global Equity w/load     5.90%         5.86%
                  MSCI World                 13.66%        12.32%

--------------------------------------------------------------------------------

                                 Class B Shares


                               w/o load          w/load          MSCI
                               --------          ------          ----
12/22/93                      $   10,000      $   10,000      $   10,000
12/93                          10,263.26       10,263.26          10,000
3/94                           10,257.78       10,257.78       10,060.53
Jun 30, 94                     10,137.42       10,137.42       10,362.27
9/94                           10,569.61       10,569.61       10,584.52
Dec 31, 94                     10,004.78       10,004.78       10,507.72
3/95                           10,206.22       10,206.22       10,999.19
Jun 30, 95                     11,023.16       11,023.16       11,468.06
9/95                           11,269.36       11,269.36       12,108.59
Dec 31, 95                     11,307.77       11,307.77       12,694.07
Mar 30, 96                     11,860.62       11,860.62       13,200.83
Jun 30, 96                     12,276.68       12,276.68       13,583.25
9/96                           12,464.76       12,264.76        13,63.66


                                 Average Annual
                                  Total Return

                                              One          Since
                                              Year       Inception
                                              ----       ---------
                  GE Global Equity           10.61%        8.25%
                  GE Global Equity w/load     6.61%        7.63%
                  MSCI World                 13.66%       12.32%

--------------------------------------------------------------------------------

                                 Class C Shares

                                w/o load                 MSCI
                                --------                 ----
2/22/93                          $10,000                  $10,000
                                  10,000                   10,000
                               10,405.58                10,578.82
                               10,585.11                11,218.33
9/93                           11,409.58                11,744.47
                               12,608.53                11,934.23
                               12,615.25                12,006.47
                               12,480.83                12,366.58
9/94                           13,038.67                12,631.81
                               12,370.65                12,540.16
                               12,646.61                13,126.68
                               13,681.53                13,686.25
9/95                           14,012.7                 14,450.67
                               14,087.43                15,137.47
                               14,798.5                 15,754.18
                               15,347.65                16,210.57
9/96                           15,615.16                16,425.88


                                 Average Annual
                                  Total Return

                                              One           Since
                                              Year        Inception
                                              ----        ---------
                  GE Global Equity           11.44%         13.14%
                  MSCI World                 13.66%         14.83%

--------------------------------------------------------------------------------

                                 Class D Shares

                              w/o load                  MSCI
                              --------                  ----
11/29/93                       $10,000                  $10,000
12/93                        10,855.63                10,486.97
3/94                         10,861.41                10,550.45
6/94                         10,757.37                10,866.89
9/94                         11,242.92                11,099.95
12/94                        10,670.15                11,019.42
3/95                         10,919.95                11,534.82
6/95                            11,824                12,026.53
9/95                         12,115.44                12,698.25
12/95                        12,184.04                13,301.75
3/96                         12,810.58                13,843.68
6/96                          13,297.2                14,244.72
9/96                         13,534.42                14,433.92


                                 Average Annual
                                  Total Return

                                          One          Since
                                          Year       Inception
                                          ----       ---------
                 GE Global Equity        11.71%        11.25%
                 MSCI World              13.66%        13.79%

Schedule of Investments -- September 30, 1996

GE GLOBAL EQUITY FUND

GE Global Equity Fund

Europe                                43.2%
United States                         23.9%
Other Regions                          6.6%
Japan                                 11.0%
Pacific Rim                            9.8%
Cash & Other                           5.5%

--------------------------------------------------------------------------------
                                                 Number
                                               of Shares            Value
--------------------------------------------------------------------------------
Common Stock -- 94.5%
Australia -- 0.8%
Burns Philip & Co.                              250,506         $  356,959

Austria -- 3.5%
Creditanstalt Bankverein                          5,474            243,096
Flughafen Wien AG                                 3,074            161,985
OMV AG                                            3,514            353,298
VA Technologie AG                                 5,946            774,873
                                                                 1,533,252
Brazil -- 1.4%
Brasmotor S.A                                 1,221,161            443,701
Ceval Alimentos S.A                          16,590,712            152,730
                                                                   596,431
Finland -- 0.9%
Valmet Corp.                                     22,801            375,594

France -- 8.7%
Carrefour S.A                                     1,404            787,958
Coflexip ADR                                     29,272            636,666 (a)
Technip                                           4,371            399,318
Total S.A. (Class B)                             16,931          1,332,388
Valeo                                            11,648            642,438
                                                                 3,798,768
Germany -- 4.6%
Gehe AG                                           9,199            614,512
Sap AG                                            2,817            473,220
Veba AG                                          17,769            929,821
                                                                 2,017,553
Hong Kong -- 4.6%
Consolidated Electric Power                     231,500            489,464
Giordano International                          602,000            529,368
HSBC Holdings                                    24,400            452,787
Television Broadcasts Ltd. ADR                  143,000            531,650
                                                                 2,003,269
Indonesia -- 1.1%
Astra International                             220,000            430,909
Steady Safe                                      81,200             52,432
                                                                   483,341
Italy -- 3.3%
IMI                                              27,028            229,603
Industrie Natuzzi Spa ADR                         4,348            202,182
Istituto Mobiliare Italiano ADR                   2,391             60,970
Telecom Italia Mobile                           416,834            924,930
                                                                 1,417,685
Japan -- 11.0%
Canon Inc.                                       31,000            608,333
Credit Saison Co.                                21,700            519,167
DDI Corp.                                           117            944,597
Ito Yokado Co.                                    7,000            397,043
Murata Manufacturing Co.                         10,000            356,631
Omron Corp.                                      16,000            299,641
Rohm Co.                                          6,000            377,957
Secom Co.                                         9,000            568,548
Sega Enterprises                                  4,000            173,835
Suzuki Motor Corp.                               44,000            536,201
                                                                 4,781,953
Malaysia -- 0.9%
AMMB Holdings Berhad                             51,200            371,784

Mexico -- 2.2%
Grupo Carso S.A. de C.V. (Series A)              62,659            287,906
Grupo Carso S.A. de C.V. ADR                     16,253            151,559
Grupo Financiero Bancomer S.A
ADR (Series C)                                   25,404            244,514 (a,b)
Grupo Televisa S.A. De C.V. ADR                   9,356            270,154 (a)
Invercorporacion S.A. de C.V                     62,659              8,380 (a)
                                                                   962,513
Netherlands -- 2.7%
ING Groep N.V                                    21,268            663,112
Nutricia Verenigde Bedrijven                      2,296            302,970
Polygram N.V                                      3,476            194,430
                                                                 1,160,512
Norway -- 1.2%
Petroleum Geo Services                           20,362            544,656 (a)

Panama -- 0.9%
Banco Latinoamericano de
Exportaciones S.A. (Class E)                      3,528            198,009
Pan American Beverages Inc.
(Class A)                                         4,943            203,281
                                                                   401,290
----------
See Notes to Schedule of Investments and Financial Statements

GE Global Equity Fund

--------------------------------------------------------------------------------
                                                 Number
                                               of Shares            Value
--------------------------------------------------------------------------------

Peru -- 0.9%
Telefonica del Peru S.A
ADR (Class B)                                    17,742         $  405,848

Philippines -- 1.7%
Pilipino Telephone                              142,400            195,403 (a)
San Miguel Corp.                                163,070            534,554
                                                                   729,957
South Africa -- 1.1%
Iscor Ltd.                                      700,854            461,932

Spain -- 0.9%
Repsol S.A                                       12,122            398,154

Sweden -- 1.7%
Autoliv AB                                       16,988            733,181

Switzerland -- 7.1%
ABB AG                                             529             646,499
Nestle S.A. (Regd.)                                578             643,757
Roche Holdings AG                                   56             412,014
Sandoz AG (Regd.)                                  721             865,062
Schw Ruckversicher (Regd.)                         366             385,478
Tag Heuer                                          671             131,506 (a)
                                                                 3,084,316
Thailand -- 0.8%
Thai Farmers Bank                               31,220             329,006

United Kingdom -- 8.6%
BPB Industries                                  79,847             467,409
EMI                                             14,935             312,071
Granada Group                                   32,326             433,358
Medeva                                         133,938             535,626
Reed International                              44,840             829,565
Siebe                                           56,387             889,183
Thorn                                           50,108             285,088
                                                                 3,752,300
United States -- 23.9%
Airgas Inc.                                     33,686             854,782 (a)
Allied Signal Inc.                              16,294           1,073,367
Avery Dennison Corp.                             3,858             214,119
Chrysler Corp.                                   9,942             284,590
Citicorp                                         9,721             880,966
Colgate Palmolive Co.                           11,582           1,006,186
Ecolab Inc.                                     22,279             751,916
First Data Corp.                                12,334           1,006,763
General Nutrition Cos. Inc.                      6,998             122,902 (a)
Intel Corp.                                      4,500             429,469
Medaphis Corp.                                   8,872             133,080 (a)
Motorola Inc.                                   11,600             598,850
Sears Roebuck & Co.                              5,792             259,192
Sensormatic Electronics Corp.                   22,801             407,568
Sunrise Medical Inc.                            11,478             182,213 (a)
Toys `R Us                                      18,077             526,493 (a)
Travelers Group Inc.                            11,909             585,030
Tyco International Ltd.                          5,537             238,783
Ucar International Inc.                         16,929             685,624 (a)
Zebra Technologies Corp. (Class A)               6,027             154,442 (a)
                                                                10,396,335
Total Investments in Securities
(Cost $35,615,016)                                              41,096,589


                                              Principal
                                                Amount             Value
--------------------------------------------------------------------------------
Short Term Investments -- 4.8%
--------------------------------------------------------------------------------
U.S. Government Agency -- 1.2%
Federal Home Loan Mortgage Corp.
5.23%           10/15/96                       $500,000          $498,983(d)

Repurchase Agreement -- 3.6%
State Street Bank and Trust Co.
5.40%         10/01/96
(Cost $1,580,000)                             1,580,000         1,580,000
(dated 09/30/96, proceeds $1,580,237,
collateralized by $1,613,528 United States
Treasury Note, 8.375%, 08/15/08)

Total Short Term Investments
(Cost $2,078,983)                                              2,078,983

Other Assets and Liabilities, net 0.7%                           283,783

NET ASSETS --- 100%                                          $43,459,355

----------
See Notes to Schedule of Investments and Financial Statements

GE U.S. Equity Fund

Q&A

Gene Bolton is responsible for the overall management of the U.S. equity operation at GE Investments with total assets of over $23 billion. His responsibilities include overseeing the portfolio management team of the GE U.S. Equity Fund listed on page 60. Gene joined GE in 1964. After completing GE's Financial Management Program he held a number of financial and strategic planning positions in the U.S. and Europe. Joining GE Investments in 1984 as Chief Financial Officer, he moved to equities as a Portfolio Manager in 1986 and was named to his present position in 1991. Gene is a Trustee of the GE Pension Trust and GE's employee savings program, as well as Chairman of the Asset Allocation Committee of GE Investments. He also serves as a Trustee of the Investment Management Workshop, sponsored by the Association for Investment Management and Research. Gene is a graduate of Mundelein College with a B.A. in Business Management.

Q. How did the GE U.S. Equity Fund's industry benchmark and Lipper peers perform for the fiscal year ended September 30, 1996?

A. The S&P 500 returned 20.3% for the twelve months ended September 30, 1996. Our Lipper peer group of 546 Growth & Income Funds had an average return of 17.4% for the same period. Refer to the following page to see how your class of shares performed compared to these benchmarks.

Q.   What drove the Fund's performance?

A. The GE U.S. Equity Fund rose strongly in the twelve months ended September 30, 1996, outperforming the average of our Lipper peer group of Growth and Income Funds and trailing the S&P 500 modestly. Our performance was helped by our overweighting in Capital Goods and our underweighting in Utilities. Capital Goods was the best performing sector in the past year while Utilities were weak performers due to concerns of rising competition from deregulation. Our performance versus the S&P 500 was hurt by an underweighting in the Consumer- Stable sector, particularly in beverages, as well as the Technology sector. In both cases we believe valuations of some of the leadership stocks are excessive.

Q.   What has your investment strategy been?

A. We employ what is known as a "bottom up" strategy. This means we build our portfolio company by company, buying stocks with attractive growth prospects and reasonable valuations. We do not spend a lot of time trying to forecast the economy, or selecting sectors or industries that might do well in a given economic scenario, as might be done in a "top down" strategy. Rather we place heavy emphasis on research, taking a very fundamental approach to investing. We make a concerted effort to understand each company that we invest in, including growth potential, earnings drivers, and the strength of the management team. Industry and Sector weightings are a fallout from this fundamental research process and reflect attractive stocks rather than a view as to how the sector will do. Thus our portfolio is made up of a collection of investments we find attractive that can stand on their own, not depending on an economic forecast to make them attractive over the long term.

Q.   Which investments stand out?

A. We continue to be overweighted in financial stocks such as insurance companies and banks. The reason is that there are many financial stocks that offer both strong growth characteristics and attractive valuations. Because financial stocks are often complicated businesses that are not easily understood, they frequently sell at valuation levels lower than might be expected considering their past and projected growth rates. We use our fundamental research approach to understand the complexities of the financial industry and believe we are able to sort out the attractive, growing stocks from the ones that just offer a low valuation.

Q.   What is the outlook for the Fund?

A. We expect volatility to increase in the stock market over the next six to twelve months as a result of slower earnings growth and high valuations. We believe the GE U.S. Equity Fund is well positioned for good relative performance in this environment.

GE U.S. Equity Fund

                            Top Ten Largest Holdings
                             at September 30, 1996
--------------------------------------------------------------------------------
                    AT&T                          1.68%
                    Exxon Corp.                   1.65%
                    IBM                           1.55%
                    Federal National Mtg. Assn.   1.51%
                    Allied Signal Inc.            1.51%
                    Bristol-Myers Squibb Co.      1.49%
                    Intel Corp.                   1.43%
                    Pepsico Inc.                  1.41%
                    Merck & Co. Inc.              1.36%
                    Travelers Group Inc.          1.35%

Investment Profile

A mutual fund designed for investors who seek long-term growth of capital by primarily investing in a diversified portfolio of growth and value stocks and other equity securities of U.S. companies.

                        * Lipper Performance Comparison
                          Growth and Income Peer Group
                          Based on 10/1/95 -- 9/30/96
                                 total returns

   Number of Funds in peer group:               546
   Peer group average total return:             17.4%
   Lipper categories in peer group:      Growth & Income,
                                          S&P 500 Index

*See notes to performance for explanation of peer categories

See page 39 for Notes to Performance. Past performance is no guarantee of future results.

             Comparison of Change in Value of a $10,000 Investment


--------------------------------------------------------------------------------

                                 Class A Shares

                                w/o load            w/load              S&P
                                --------            ------              ---
1/1/94                            10,000           10,000               10,000
3/94                            9,526.45         9,073.94             9,618.15
Jun 30, 94                      9,544.89         9,091.51             9,657.88
9/94                            9,913.9          9,442.99            10,132.9
Dec 31, 94                      9,765.97         9,302.09            10,129.82
3/95                           10,668.97        10,162.19            11,116.13
Jun 30, 95                     11,677.1         11,122.44            12,175.41
9/95                           12,542.98        11,947.19            13,145.54
Dec 31, 95                     13,192.46        12,565.81            13,927.96
Mar 30, 96                     14,032.09        13,365.57            14,685.15
Jun 30, 96                     14,528.24        13,838.15            15,348.14
9/96                           14,846.29        14,141.09            15,818.4


                                 Average Annual
                                  Total Return

                                           One          Since
                                           Year       Inception
                                           ----       ---------
               GE U.S. Equity             18.36%       15.45%
               GE U.S. Equity w/load      12.74%       13.43%
               S&P 500                    20.33%       18.15%

--------------------------------------------------------------------------------

                                 Class B Shares

                              w/o load          w/load              S&P
                              --------          ------              ---
12/22/93                 $   10,000          $   10,000          $   10,000
12/93                        10,133.91           10,133.91           10,000
3/94                          9,647.78            96,47.78            9,618.15
Jun 30, 94                    9,641.56            9,641.56            9,657.88
9/94                          9,990.57            9,990.57           10,132.9
Dec 31, 94                    9,835.35            9,835.35           10,129.82
3/95                         10,728.9            10,728.9            11,116.13
Jun 30, 95                   11,724.56           11,724.56           12,175.41
9/95                         12,579.81           12,579.81           13,145.54
Dec 31, 95                   13,215.1            13,215.1            13,927.96
Mar 30, 96                   14,022.58           14,022.58           14,685.15
Jun 30, 96                   14,514.96           14,514.96           15,348.14
9/96                         14,816.95           14,616.95           15,818.4


                                 Average Annual
                                  Total Return

                                           One        Since
                                           Year      Inception
                                           ----      ---------

               GE U.S. Equity             17.78%      15.19%
               GE U.S. Equity w/load      13.78%      14.64%
               S&P 500                    20.33%      18.15%

--------------------------------------------------------------------------------

                                 Class C Shares

                               w/o load                     S&P
                               --------                     ---
2/22/93                          $10,000                  $10,000
                               10,519.58                 10,216.1
                               10,681.52                10,268.05
9/93                           11,032.38                10,530.86
                               11,218.84                10,775.93
                               10,701.37                10,364.46
                               10,715.17                10,407.27
9/94                           11,129.16                10,919.15
                               10,973.84                10,915.83
                               11,991.38                11,978.67
                               13,136.11                13,120.14
9/95                           14,118.31                14,165.55
                               14,865.82                15,008.68
                               15,797.66                15,824.63
                               16,387.34                16,539.05
9/96                           16,758.61                17,045.81


                                 Average Annual
                                  Total Return

                                        One            Since
                                        Year         Inception
                                        ----         ---------
               GE U.S. Equity           18.70%         15.38%
               S&P 500                  20.33%         15.92%

--------------------------------------------------------------------------------

                                 Class D Shares

                                w/o load                    S&P
                                --------                    ---
11/29/93                        $10,000                    $10,000
12/93                         10,158.53                   10,123.4
3/94                           9,696.21                   9,736.84
6/94                           9,714.95                   9,777.06
9/94                          10,096.06                  10,257.94
12/94                          9,964.02                  10,254.82
3/95                          10,889.12                  11,253.31
6/95                          11,936.28                  12,325.65
9/95                          12,835.67                  13,307.76
12/95                         13,520.19                  14,099.83
3/96                          14,388.82                  14,866.37
6/96                          14,925.9                   15,537.53
9/96                          15,270.71                  16,013.6


                                 Average Annual
                                  Total Return

                                            One          Since
                                           Year        Inception
                                           ----        ---------
               GE U.S. Equity             18.97%        16.08%
               S&P 500                    20.33%        18.03%

Schedule of Investments -- September 30, 1996

                              GE U.S. EQUITY FUND
                                U.S. Equity Fund

Energy & Basic Material            14.0%
Consumer                           16.9%
Capital Goods                      12.1%
Healthcare                         11.0%
Financial Services                 15.5%
Retail Trade                        4.6%
Technology                          9.2%
Transportation                      1.8%
Utilities                           8.5%
Cash and Other                      6.4%

--------------------------------------------------------------------------------
                                                Number
                                              of Shares            Value
--------------------------------------------------------------------------------

Common Stock -- 93.6%

Basic Materials -- 4.5%
Air Products & Chemicals Inc.                  15,482          $  901,826
Airgas Inc.                                     6,376             161,791 (a)
Avery Dennison Corp.                            3,054             169,497
Barrick Gold Corp.                             11,454             287,782
Du Pont de Nemours (E.I.)                      34,648           3,057,686
Eastman Chemical Co.                            4,582             267,474
FMC Corp.                                       4,582             311,003 (a)
Freeport McMoran Copper & Gold
(Class A)                                      14,127             416,746
Grace (W.R.) & Co.                              2,642             140,026
Hoechst AG                                      2,291              83,544
IMC Global Inc.                                 8,113             317,421
International Paper Co.                         3,971             168,767
Lubrizol Corp.                                  3,052              87,745
Mead Corp.                                     15,558             912,088
Millenium Chemical Inc.                         1,050              26,906
Morton International Inc.                      22,213             882,967
Newmont Mining Corp.                           13,936             658,476
Olin Corp.                                      1,336             112,224
Placer Dome Inc.                                2,291              54,125
PPG Industries Inc.                             1,527              83,031
Rayonier Inc.                                   4,855             192,986
Santa Fe Pacific Gold Corp.                     8,401             105,013
Weyerhaeuser Co.                               25,773           1,188,780
                                                               10,587,904
Capital Goods -- 12.1%
ABB AG                                            611             746,713
Allied Signal Inc.                             54,097           3,563,640
AMP Inc.                                       23,744             920,080
Boeing Co.                                      6,372             602,154
Browning-Ferris Industries Inc.                12,966             324,150
Caterpillar Inc.                                1,527             115,098
Cooper Industries Inc.                          6,094             263,565
Corning Inc.                                    4,103             160,017
Deere & Co.                                    40,008           1,680,336
Dover Corp.                                    35,313           1,686,196
EG & G Inc.                                    12,199             218,057
Emerson Electric Co.                           34,366           3,097,236
General Dynamics Corp.                          3,055             210,413
General Motors Corp. (Class H)                  1,717              99,157
General Signal Corp.                           11,071             487,124
Grainger (W.W.) Inc.                              764              53,671
Hanson PLC ADR                                 32,644             403,969
Hubbell Inc. (Class B)                         59,667           2,207,679
Ingersoll Rand Co.                              9,604             456,190
Lockheed Martin Corp.                          15,749           1,419,379
Martin Marietta Materials Inc.                  2,482              53,053
Masco Corp.                                    10,692             320,760
McDonnell Douglas Corp.                        17,181             902,002
Minnesota Mining & Manufacturing               12,103             845,697
Molex Inc. (Class A)                            6,109             206,179
Parker Hannifin Corp.                           1,527              64,134
Philips Electronics N.V                         5,344             191,716
Raytheon Co.                                    5,535             307,884
Rockwell International Corp.                    4,963             279,789
Sherwin Williams Co.                            4,246             196,908
Stewart & Stevenson Services Inc.               6,037             130,550
Tecumseh Products Co. (Class A)                 3,167             171,810
Tenneco Inc.                                   10,117             507,115
Textron Inc.                                   25,696           2,184,160
Timken Co.                                      7,636             299,713
Tyco International Ltd.                         2,902             125,149
Ucar International Inc.                         4,093             165,767 (a)
United Technologies Corp.                      13,714           1,647,394
Waste Management International PLC ADR          4,349              39,141 (a)
Wheelabrator Technologies Inc.                  7,636             116,449
WMX Technologies Inc.                          33,789           1,110,813
                                                               28,581,007
Consumer - Cyclical -- 7.9%
ADT Ltd.                                        7,644             146,192 (a)
American Greetings Corp. (Class A)              7,895             225,994
American Medical Response                       3,436             123,696 (a)
Armstrong World Industries Inc.                 8,017             500,060
Carmike Cinemas Inc.                              645              14,916 (a)
Carnival Corp. (Class A)                        5,918             183,458
Catalina Marketing Corp.                        2,290             121,943 (a)
Circus Circus Enterprises Inc.                 15,041             532,075 (a)
Comcast Corp. (Class A)                        38,574             593,075
CUC International Inc.                            725              28,909 (a)
Disney (Walt) Co.                              20,838           1,320,608
Donnelley (R.R.) & Sons Co.                    15,842             510,905
Dun & Bradstreet Corp.                          9,354             557,732
Eastman Kodak Co.                              29,429           2,310,176
Eaton Corp.                                     4,391             265,107
Ecolab Inc.                                     4,055             136,856
Flightsafety International Inc.                 3,627             161,855
Ford Motor Co.                                 48,372           1,511,625
Gannett Inc.                                   18,758           1,320,094
General Motors Corp.                           23,926           1,148,448
Goodyear Tire & Rubber Co.                     19,091             880,572

----------
See Notes to Schedule of Investments and Financial Statements

GE U.S. Equity Fund
--------------------------------------------------------------------------------
                                                 Number
                                               of Shares            Value
--------------------------------------------------------------------------------
Harman International Industries Inc.            2,863          $  139,571
International Cabletel Inc.                    32,242             826,201 (a)
Interpublic Group Cos. Inc.                    11,889             561,755
ITT Corp. (new)                                 1,336              58,283 (a)
ITT Industries Inc.                            13,708             330,706
Knight Ridder Inc.                              3,154             116,698
McDonalds Corp.                                26,703           1,265,055
Merrill Lynch & Co. Inc.                        5,755             115,100
Metromedia International Group Inc.             3,627              38,537 (a)
National Service Industries Inc.               10,762             376,670
Readers Digest Association Inc. (Class A)       1,336              54,609
Rollins Inc.                                      764              15,376
Rubbermaid Inc.                                 3,028              74,186
Scholastic Corp.                                2,291             166,098 (a)
Stanhome Inc.                                   6,464             186,648
Tele-Communications Inc. (Series A)            26,917             402,073 (a)
Tele-Communications Inc. Liberty
Media Group (Series A)                         22,623             647,583 (a)
Time Warner Inc.                               15,242             588,722
Viacom Inc. (Class B)                           5,345             189,748 (a)
                                                               18,747,915
Consumer - Stable -- 9.0%
Anheuser Busch Cos. Inc.                       73,994           2,784,024
Archer-Daniels Midland Co.                     19,042             366,559
Avon Products Inc.                             10,309             511,584
Cardinal Health Inc.                            2,673             220,857
Coca Cola Co.                                   1,336              67,969
Colgate Palmolive Co.                          14,338           1,245,614
ConAgra Inc.                                   10,450             514,662
CPC International Inc.                         11,454             857,618
Crown Cork & Seal Inc.                          2,290             105,626
Dole Food Inc.                                  3,638             152,796
Duracell International Inc.                     2,100             134,663
General Mills Inc.                             11,452             691,414
Gillette Co.                                    2,073             149,515
International Flavours                          5,154             224,843
Kellogg Co.                                     5,249             361,525
Kimberly Clark Corp.                           22,481           1,981,138
Nestle S.A. (Regd.)                               408             454,417
Owens Illinois Inc.                            11,447             200,323 (a)
Pepsico Inc.                                  117,604           3,322,313
Philip Morris Cos. Inc.                        33,556           3,011,651
Procter & Gamble Co.                           30,136           2,938,260
Quilmes Industrial S.A. ADR                     2,864              29,714
Ralston Purina Co.                              3,818             261,533
Sara Lee Corp.                                  7,571             270,663
Sysco Corp.                                     8,576             288,368
Tambrands Inc.                                  2,768             116,602
                                                               21,264,251
Energy -- 9.5%
Amerada Hess Corp.                              3,055             161,533
Amoco Corp.                                    30,239           2,131,849
Anadarko Petroleum Co.                          8,556             478,066
Atlantic Richfield Co.                          2,214             282,285
Baker Hughes Inc.                              19,285             585,782
British Petroleum PLC ADR                       2,098             262,250
Burlington Resources Inc.                      27,104           1,202,740
Diamond Offshore Drilling Inc.                  2,482             136,510 (a)
Dresser Industries Inc.                         7,430             221,043
Exxon Corp.                                    46,710           3,888,607
Halliburton Co.                                 6,058             312,744
Horsham Corp.                                   4,773              77,561
Louisiana Land & Exploration Co.                3,628             190,924
Mobil Corp.                                    13,401           1,551,166
Nabors Industries Inc.                         16,387             223,273 (a)
Occidental Petroleum Corp.                     13,302             310,934
Petroleum Geo Services ADR                        382              10,410 (a)
Phillips Petroleum Co.                          8,442             360,896
Royal Dutch Petroleum Co. ADR                  19,995           3,121,719
Santa Fe Energy Resources Inc.                  5,558              79,202 (a)
Schlumberger Ltd.                              32,055           2,708,647
Texaco Inc.                                    24,531           2,256,852
Tosco Corp.                                     4,773             261,918
Total S.A. ADR                                 10,182             398,371
Unocal Corp.                                   27,085             975,060
USX Marathon Group                             14,203             307,140
                                                               22,497,482
Financial -- 10.1%
American Express Co.                           34,240           1,583,600
Bank of Boston Corp.                           14,915             863,206
Bank of New York Inc.                          18,326             538,326
BankAmerica Corp.                               7,628             626,449
Beneficial Corp.                               15,009             863,017
Boatmen's Bancshares Inc.                      11,454             639,992
Camden Property Trust                           1,908              48,893
Chase Manhattan Corp.                           9,258             741,797
Citicorp                                       30,391           2,754,184
CMAC Investment Corp.                           3,864             245,364
Countrywide Credit Industries                   8,590             220,119
Dean Witter Discover & Co.                     23,290           1,280,950
Dime Bancorp Inc. (new)                         8,209             109,795 (a)
Edwards A G Inc.                                5,842             170,148
Federal National Mortgage Assoc               102,475           3,573,816
First Chicago Corp.                             3,818             172,765
Manufactured Home Communities Inc.              1,633              31,435
Mellon Bank Corp.                              10,774             638,359
Merrill Lynch & Co. Inc.                        3,436             225,488
Morgan (J.P.) & Co. Inc.                       14,355           1,275,801
Morgan Stanley Group Inc.                       4,000             199,000
NationsBank Corp.                               4,437             385,464
Oasis Residential Inc.                          2,577              56,372
Simon DeBartolo Group Inc.                      2,838              72,369
Standard Federal Bancorporation                 4,963             227,057
State Street Boston Corp.                       7,636             438,116
T. Rowe Price & Associates                      4,581             148,883
Transamerica Corp.                              4,333             302,768
Travelers Group Inc.                           64,785           3,182,563
United States Bancorp                          11,072             437,344
Wells Fargo &  Co.                              6,758           1,757,080
                                                               23,810,520

----------
See Notes to Schedule of Investments and Financial Statements

GE U.S. Equity Fund
--------------------------------------------------------------------------------
                                                Number
                                              of Shares            Value
--------------------------------------------------------------------------------

Healthcare -- 11.0%
Abbott Laboratories                            48,847          $2,405,715
Allergan Inc.                                  34,198           1,303,799
American Home Products Corp.                   45,346           2,890,807
Arrow International Inc.                        8,323             287,144
Baxter International Inc.                      18,040             843,370
Bristol-Myers Squibb Co.                       36,400           3,508,050
Columbia HCA Healthcare Corp.                     954              54,259
Dentsply International Inc.                     2,172              96,654
Eli Lilly & Co.                                23,519           1,516,975
FHP International Corp.                         8,206             306,699 (a)
Fresenius Medical Care Inc. AG ADR                 96               2,225
Johnson & Johnson                              55,132           2,825,515
Lincare Holdings Inc.                           2,291              91,640 (a)
Living Centers of America Inc.                  3,816              95,400 (a)
Merck & Co. Inc.                               45,793           3,222,682
Pfizer Inc.                                    25,487           2,016,659
Pharmacia & Upjohn Inc.                        10,695             441,169
Scherer (R.P.) Corp. Delaware                   6,729             328,039 (a)
Schering Plough Corp.                          24,169           1,486,393
Smithkline Beecham PLC ADR                     33,071           2,013,197
St. Jude Medical Inc.                           2,775             112,041 (a)
Watson Pharmaceuticals Inc.                     1,146              42,975
                                                               25,891,407
Insurance -- 5.4%
American International Group Inc.              28,982           2,919,936
Chubb Corp.                                     4,772             219,512
General Reinsurance Corp.                       7,834           1,110,470
ITT Hartford Group Inc.                        10,538             621,742
Lincoln National Corp.                         21,782             955,685
Loews Corp.                                    21,571           1,669,056
Marsh & McLennan Cos                            9,927             964,160
Provident Cos. Inc.                            20,620             773,250
Providian Corp.                                18,399             791,157
Reliastar Financial Corp.                       5,903             280,393
St. Paul Cos. Inc.                              9,372             520,146
TIG Holdings Inc.                              49,299           1,478,970
UNUM Corp.                                      5,441             348,904
                                                               12,653,381
Retail Trade -- 4.6%
Albertsons Inc.                                 2,749             115,802
American Stores Co.                            19,033             761,320
Arbor Drugs Inc.                               11,454             249,125
Charming Shoppes Inc.                          20,902             125,412
Circuit City Stores Inc.                        7,635             275,814
Dayton Hudson Corp.                             9,162             302,346
Eckerd Jack Corp.                               4,963             138,964 (a)
Federated Department Stores Inc.               27,199             911,166 (a)
General Nutrition Cos. Inc.                     3,628              63,717 (a)
Home Depot Inc.                                18,903           1,075,108
Lowes Cos. Inc.                                 3,818             156,061
May Department Stores Co.                       4,200             204,225
Melville Corp.                                  5,154             227,420
Office Max Inc.                                 3,245              45,430 (a)
Penney J C Inc.                                 3,436             185,974
Price Costco Inc.                              19,296             395,568 (a)
Sears Roebuck & Co.                            46,389           2,075,908
Toys `R Us                                     23,099             672,758 (a)
Wal Mart Stores Inc.                          106,985           2,821,729
                                                               10,803,847
Software & Services -- 3.0%
Automatic Data Processing Inc.                 26,700           1,164,787
Computer Associates International Inc.         22,233           1,328,422
Equifax Inc.                                   55,933           1,475,233
First Data Corp.                               18,899           1,542,631
Intuit Inc.                                       573              18,050
Microsoft Corp.                                 1,814             239,221 (a)
Reuters Holdings PLC ADR (Class B)             18,516           1,282,233
                                                                7,050,577
Technology -- 6.2%
3Com Corp.                                      7,446             447,225 (a)
Amdahl Corp.                                    7,411              69,941 (a)
Applied Materials Inc.                          9,488             262,106 (a)
Cisco Systems Inc.                             10,500             651,656
DSC Communications Corp.                        3,913              98,314
Hewlett Packard Co.                            63,248           3,083,340
Intel Corp.                                    35,319           3,370,757
International Business Machines                29,478           3,670,011
Motorola Inc.                                  15,554             802,975
Northern Telecom Ltd.                           8,210             474,128
Perkin Elmer Corp.                              4,646             268,887
Pitney Bowes Inc.                               4,314             227,024
Sensormatic Electronics Corp.                     764              13,657
Varian Associates Inc.                         20,713             994,224
Wallace Computer Series Inc.                    2,748              77,631
Xerox Corp.                                     4,964             266,195
                                                               14,778,071
Transportation -- 1.8%
America West Airlines Inc. (Class B)            3,436              40,373 (a)
AMR Corp.                                       2,115             168,407 (a)
Burlington Northern Santa Fe                   13,459           1,135,603
Canadian Pacific Ltd.                          33,637             777,856
Continental Airlines Inc. (Class B)             3,436              76,881 (a)
CSX Corp.                                      11,309             571,104
Delta Air Lines Inc.                            3,817             274,824
Pittston Brinks Group                           4,200             131,775
Union Pacific Corp.                            15,424           1,129,808
                                                                4,306,631
Utilities -- 8.5%
Airtouch Communications Inc.                   49,911           1,378,791 (a)
Allegheny Power Systems Inc.                    5,728             166,112
American Electric Power Inc.                    7,636             310,213
American Telephone & Telegraph                 76,010           3,971,522
Bellsouth Corp.                                29,605           1,095,385
CMS Energy Corp.                                7,300             219,913
Dominion Resources Inc.                        14,127             533,294
Duke Power Co.                                 13,317             620,905
Eastern Enterprises                             8,018             302,680
Enron Corp.                                     1,145              46,659

----------
See Notes to Schedule of Investments and Financial Statements

GE U.S. Equity Fund

--------------------------------------------------------------------------------
                                                Number
                                              of Shares            Value
--------------------------------------------------------------------------------

Enserch Corp.                                  15,173        $    316,736
Florida Progress Corp.                          7,704             261,936
FPL Group Inc.                                 16,593             717,647
Frontier Corp.                                  6,491             172,823
GTE Corp.                                      73,331           2,823,243
MCI Communications Corp.                       43,990           1,127,244
Niagara Mohawk Power Corp.                     15,252             122,016
NIPSCO Industries Inc.                          4,582             163,807
NYNEX Corp.                                    14,730             640,755
Pacificorp                                     38,559             795,279
Pinnacle West Capital Corp.                    15,325             454,003
Portland General Corp.                          3,053             117,159
Public Service Co. Colorado                     8,400             298,200
SBC Communications Inc.                        28,254           1,359,724
Scana Corp.                                     4,066             106,733
Sonat Inc.                                     12,599             557,506
Southern Co.                                   41,234             932,919
Texas Utilities Co.                             5,727             226,932
U.S. West Inc.                                 11,847             352,448
                                                               20,192,584
Total Common Stock
(Cost $182,584,064)                                           221,165,577


                                                Principal
                                                  Amount             Value
--------------------------------------------------------------------------------
Convertible Bonds -- 0.3%
--------------------------------------------------------------------------------
ADT Operations Inc.
3.81%            07/06/10                       $217,000            129,115 (d)
Charming Shoppes Inc.
7.50%            07/15/06                        106,000            112,360
Continental Airlines Inc.
6.75%            04/15/06                        172,000            164,260 (b)
Federated Department Stores Inc.
5.00%            10/01/03                         80,000             89,400
Republic of Italy
5.00%            06/28/01                        170,000            170,425
Valhi Inc.
7.67%             10/20/07                       126,000             54,810 (d)
Total Convertible Bonds
(Cost $697,902)                                                     720,370

--------------------------------------------------------------------------------
                                                 Number
                                               of Shares              Value
--------------------------------------------------------------------------------
Preferred Stock -- 0.6%
--------------------------------------------------------------------------------
Airtouch Communications
(Class B), 6.00%                                  3,454               99,734
Airtouch Communications
(Class C), 4.25%                                  2,218              105,632
BCP International Ltd.
(Class A), 8.00%                                  3,808              188,972
Continental Airlines
Finance Trust, 8.50%                              3,436              188,980 (b)
Fresenius National Medical
Care Inc. AG                                      2,642                  502
International Paper
Capital Trust, 5.25%                              3,577              169,907
Jefferson Pilot Corp., 7.25%                        565               47,601
Occidental Petroleum Corp., 7.75%                 7,323              411,919 (b)
Santa Fe Energy Resources
Inc. (Series A), 8.25%                            3,752               86,296
St. Paul Capital LLC, 6.00%                         508               27,305
Unocal Capital Trust, 6.25%                       1,580               82,753 (a)
Total Preferred Stock
(Cost $1,363,882)                                                  1,409,601
Total Investments in Securities
(Cost $184,645,848)                                              223,295,548

                                                 Principal
                                                  Amount             Value
--------------------------------------------------------------------------------
Short Term Investments -- 4.8%
--------------------------------------------------------------------------------
Time Deposit -- 0.2%
State Street Cayman Islands
5.50%         10/01/96                           $485,000           485,000
Repurchase Agreement -- 4.6%
State Street Bank and Trust Co.
5.40%         10/01/96
(Cost $10,880,000)                             10,880,000        10,880,000
(dated 09/30/96, proceeds $10,881,632,
collateralized by $11,101,292 United
States Treasury Note, 8.375%, 08/15/08)

Total Short Term Investments
(Cost $11,365,000)                                               11,365,000

Other Assets and Liabilities, net 0.7%                            1,561,472

NET ASSETS -- 100%                                             $236,222,020

Other Information
--------------------------------------------------------------------------------
The GE U.S. Equity Fund had the following long Futures Contracts open at September 30, 1996:

                               Number
               Expiration        of         Underlying       Unrealized
Description       Date       Contracts      Face Value          Gain
--------------------------------------------------------------------------------
S&P 500        Dec. 1996         20         $6,914,000       $119,100


----------
See Notes to Schedule of Investments and Financial Statements

GE Strategic Investment Fund

Q&A

David Carlson manages pension and mutual fund portfolios with total assets of over $2 billion. His responsibilities include managing Elfun Trusts and the U.S. equity portions of the Elfun Diversified and the GE Strategic Investment Funds. Dave also manages a portfolio for the GE Pension Trust. Dave joined GE in 1980 on the Financial Management Program. In 1982, he joined GE Investments as a Security Analyst responsible for several consumer industries. In 1988, Dave assumed responsibility for managing Elfun Trusts. He is a Trustee for the GE Canada Pension Trust, a Chartered Financial Analyst (CFA) and a member of the New York Society of Security Analysts. Dave is a graduate of Indiana University with a B.S. in Business.

Dave shares portfolio management responsibility for the GE Strategic Investment Fund with Bob MacDougall, who manages the fixed income portion of the Fund's portfolio. Please refer to page 28 for Bob's biographical details.

Q. How did the GE Strategic Investment Fund's industry benchmarks and Lipper peers perform for the fiscal year ended September 30, 1996?

A. For this type of fund, you need to look at how both the stock and bond markets performed. For the year ending September 30, 1996, U.S. stocks were up 20.3% (S&P 500), international stocks up 8.6% (MSCI EAFE), and bonds up 4.9% (LB Aggregate). Please refer to specific discussions of the industry benchmarks which are included in the respective Q & A sections for the GE International Funds, GE U.S. Equity Fund and the GE Fixed Income Funds. Peer Balanced Funds as tracked by Lipper Analytical Services now number 265 funds and the average Balanced Fund returned 12.5%. All classes of the GE Strategic Investment Fund outperformed this average return. Refer to the following page to see how your class of shares performed.

Q.   How was the outperformance achieved?

A. Clearly, U.S. stocks were the place to be last year, but we believe our U.S. stock exposure was below that of the average fund in our peer group. Fortunately, security selection within each asset class was positive and accounted for our outperformance relative to peer funds.

Q. What was the asset mix at fiscal year end and how did it change during the year?

A. The following table shows the asset mix at year end and a comparison with last year.

               Asset Class              9/30/96  9/30/95
               -----------              -------  -------
               U.S. Stocks                45%      43%
               International Stocks       14       14
               Fixed Income               30       29
               Cash                       11       14

     The asset allocation remained fairly constant throughout the year. U.S. equities at 45% remain below the more normal 50-60% range that we have targeted for the long term. This is due to our concern over the valuation of the U.S. stock market.

Q.   How do you decide how much should be in each asset class?

A. We have an asset allocation committee that meets monthly to set the asset allocation for the GE Pension Fund, Elfun Diversified Fund and GE Strategic Investment Fund. We employ various quantitative models to assess the relative attractiveness of the markets and set targets for the funds. We have a team approach to portfolio management with the security selection done by the managers who specialize in each asset class. We will react to opportunities that the market volatility presents us over time.

Q.   What is the outlook for the Fund?

A. We would characterize the current posture of the Fund as slightly more defensive than the average fund in our peer group. This is due to our cautious stance on the U.S. stock market at present levels. Our focus remains on achieving long term outperformance through superior security selection within each asset class, and correctly positioning the Fund through our asset allocation process.

GE Strategic Investment Fund

--------------------------------------------------------------------------------
                            Top Ten Largest Holdings
                             at September 30, 1996
--------------------------------------------------------------------------------
     GNMA Pool 8 1/2% 10/15/2017                    2.85%
     U.S. Treasury Note 7.00% 7/15/2006             2.27%
     SPDR Trust                                     1.87%
     Federal National Mtg. Assn                     1.52%
     Travelers Group Inc.                           1.39%
     First Data Corp.                               1.29%
     Dover Corp.                                    1.20%
     Reuters Hldgs PLC ADR (ClassB)                 1.17%
     Allied Signal Inc.                             1.15%
     Johnson & Johnson                              1.06%
--------------------------------------------------------------------------------

Investment Profile

A mutual fund designed for investors who seek to maximize total return through asset allocation designed to achieve capital appreciation primarily from common stocks and other equity securities and current income from bonds and other fixed income securities.


                        * Lipper Performance Comparison
                              Balanced Peer Group
                          Based on 10/1/95 -- 9/30/96
                                 total returns
     Number of Funds in category:              265
     Peer group average total return:        12.5%
     Lipper categories in peer group:     Balanced

*See notes to performance for explanation of peer categories

See page 39 for Notes to Performance. Past performance is no guarantee of future results.

Comparison of Change in Value of a $10,000 Investment

--------------------------------------------------------------------------------
                                 Class A Shares

                 w/o load           w/load            LB Agg.           S&P 500
                 --------           ------            -------           -------
1/1/94         $   10,000        $   10,000        $   10,000        $   10,000
                 9,579.14          9,124.13          9,712.67          9,618.15
                 9,579.14          9,124.13          9,612.81          9,657.88
9/94             9,868.08          9,399.35          9,671.58         10,132.9
                 9,820.91          9,354.42          9,708.14         10,129.82
                10,509.08         10,009.9          10,197.82         11,116.13
                11,274.43         10,738.89         10,819.18         12,175.41
9/94            11,853.26         11,290.23         11,031.99         13,145.54
                12,476.93         11,884.27         11,501.83         13,927.96
                12,800.75         12,192.71         11,296.66         14,685.15
                13,144.39         12,520.04         11,361.16         15,348.14
9/96            13,435.17         12,796.99         11,570.35         15,818.4


                                 Average Annual
                                  Total Return

                                           One               Since
                                           Year            Inception
                                           ----            ---------
               GE Strategic              13.35%             11.34%
               GE Strategic w/load        7.96%              9.39%
               S&P 500                   20.33%             18.15%
               LB Aggregate               4.90%              5.45%

--------------------------------------------------------------------------------
                                 Class B Shares

                    w/o load       w/load            LB Agg.          S&P 500
                    --------       ------            -------          -------
                    $10,000         $10,000          $10,000          $10,000
12/31/93          10,070.87       10,070.87           10,000           10,000
                   9,640.98        9,640.98         9,712.67         9,618.15
                   9,640.98        9,640.98         9,612.81         9,657.88
9/94               9,874.9         9,874.9          9,671.58         10,132.9
                   9,819.38        9,819.38         9,708.14         101,29.82
                  10,491.68       10,491.68        10,197.82         11,116.13
                  11,241.55       11,241.55        10,819.18         12,175.41
9/95              11,803.95       11,803.95        11,031.99         13,145.54
                  12,409.85       12,409.85        11,501.83         13,927.96
                  12,715.28       12,715.28        11,296.66         14,685.15
                  13,033.99       13,033.99        11,361.16         15,348.14
9/96              13,306.23       13,106.23        11,570.35         15,818.4


                                 Average Annual
                                  Total Return

                                          One            Since
                                          Year         Inception
                                          ----         ---------
               GE Strategic              12.73%         10.82%
               GE Strategic w/load        8.73%         10.23%
               S&P 500                   20.33%         18.15%
               LB Aggregate               4.90%          5.45%

--------------------------------------------------------------------------------
                                 Class C Shares

                     w/o load            LB Agg               S&P 500
                     --------            ------               -------

2/22/93               $10,000             $10,000              $10,000
                    10,309.14              10,042             10,216.1
                    10,436.83           10,308.71            10,268.05
9/93                10,806.46           10,577.38            10,530.86
                    10,928.42           10,583.12            10,775.93
                    10,482.79           10,279.04            10,364.46
                    10,462.21           10,173.36            10,407.27
9/94                10,777.59           10,235.55            10,919.15
                    10,729.24           10,274.25            10,915.83
                    11,488.09           10,792.48            11,978.67
                    12,331.24           11,450.07            13,120.14
9/95                12,970.65           11,675.28            14,165.55
                    13,654.56           12,172.53            15,008.68
                    14,023.21           11,955.39            15,824.63
                    14,399.09           12,023.65            16,539.05
9/96                14,731.61           12,245.04            17,045.81


                                 Average Annual
                                  Total Return

                                      One                 Since
                                      Year              Inception
                                      ----              ---------

               GE Strategic          13.58%                11.33%
               S&P 500               20.33%                15.92%
               LB Aggregate           4.90%                 5.81%

--------------------------------------------------------------------------------
                                 Class D Shares


                         w/o load          LB Agg                S&P 500
                         --------          ------                -------
11/29/93                  $10,000            $10,000              $10,000
                        10,152.68             10,054            10,123.4
                         9,745.04           9,765.12             9,736.84
                         9,732.3            9,664.72             9,777.06
9/94                    10,025.3            9,723.81            10,257.94
                         9,993.6            9,760.57            10,254.94
                        10,700.41          10,252.89            11,253.31
                        11,498.86          10,877.6             12,325.65
9/95                    12,100.96          11,091.56            13,307.76
                        12,750.55          11,563.94            14,099.83
                        13,101.36          11,357.66            14,866.37
                        13,472.41          11,422.51            15,537.53
9/96                    13,789.47          11,632.83            16,013.6


                                 Average Annual
                                  Total Return

                                   One            Since
                                   Year         Inception
                                   ----         ---------

               GE Strategic        13.95%         11.98%
               S&P 500             20.33%         18.03%
               LB Aggregate         4.90%          5.48%

Schedule of Investments -- September 30, 1996

GE STRATEGIC INVESTMENT FUND

GE Strategic Fund

Domestic Equity                        44.4%
Foreign Equity                         13.8%
Bonds and Notes                        30.4%
Cash and Other                         11.4%

--------------------------------------------------------------------------------
                                                   Number
                                                 of Shares           Value
--------------------------------------------------------------------------------

Common Stock -- 57.6%

Basic Materials -- 1.5%
Air Products & Chemicals Inc.                      5,000          $  291,250
Airgas Inc.                                        5,800             147,175 (a)
Carter Holt Harvey Ltd.                           35,778              78,784
Morton International Inc.                         15,000             596,250
SGL Carbon                                         1,582             184,423
Tokyo Steel Manufacturing                          6,000             105,914
                                                                   1,403,796
Capital Goods -- 7.2%
ABB AG                                               210             256,644
Alcatel Alsthom                                       72               6,070
Alleghany Corp.                                    1,020             209,100
Allied Signal Inc.                                16,000           1,054,000
AMP Inc.                                           8,900             344,875
Browning-Ferris Industries Inc.                    7,600             190,000
Denso Corp.                                        6,000             133,871
Dover Corp.                                       23,000           1,098,250
Eaux (Cie Generale)                                1,055             114,579
Emerson Electric Co.                               2,500             225,313
Grupo Carso S.A. de C.V. ADR                       1,178              10,985
Hanson PLC ADR                                    17,100             211,613
Hubbell Inc. (Class B)                            18,000             666,000
Lyonnaise Des Eaux S.A                             1,195             106,880
Molex Inc. (Class A)                               9,000             303,750
Sasib                                              8,779              15,503 (a)
Siam Cement Co. Ltd.                                 200               8,148
Siebe                                              8,838             139,369
Siemens AG                                         4,338             228,591
Technip                                            1,405             128,355
Tyco International Ltd.                            3,800             163,875
VA Technologie AG                                  1,596             207,988
Valeo                                              3,468             191,275
Valmet Corp.                                       5,088              83,813
Waste Management International PLC ADR             3,265              29,385 (a)
WMX Technologies Inc.                             13,500             443,813
                                                                   6,572,045
Consumer -- Cyclical -- 6.0%
American Medical Response                          5,000             180,000 (a)
Canon Inc.                                        11,000             215,860
Carmike Cinemas Inc.                                 500              11,563 (a)
Carnival Corp. (Class A)                           7,000             217,000
Catalina Marketing Corp.                           3,000             159,750 (a)
Circus Circus Enterprises Inc.                     6,000             212,250 (a)
Comcast Corp. (Class A)                           18,000             276,750
CUC International Inc.                               700              27,912 (a)
Disney (Walt) Co.                                 10,000             633,750
Donnelley (R.R.) & Sons Co.                        5,000             161,250
Electrolux AB (Series B)                              24               1,349
Flightsafety International Inc.                    5,000             223,125
Gannett Inc.                                       3,800             267,425
Granada Group                                      9,143             122,570
Harman International Industries Inc.               4,000             195,000
International Cabletel Inc.                       20,000             512,500 (a)
Interpublic Group Cos. Inc.                        4,400             207,900
McDonalds Corp.                                    6,500             307,937
Polygram N.V                                       2,267             126,805
Readers Digest Association Inc. (Class A)          1,800              73,575
Reed International                                11,649             215,513
Scholastic Corp.                                   2,300             166,750 (a)
Sega Enterprises                                   3,000             130,376
Suzuki Motor Corp.                                15,000             182,796
Tele-Communications Inc. (Class A)                 6,000             171,750 (a)
Tele-Communications Inc. Liberty
Media Group (Series A)                            20,000             298,750 (a)
Television Broadcasts Ltd. ADR                    24,000              89,228
Time Warner Inc.                                   3,800             146,775
                                                                   5,536,209
Consumer -- Stable -- 5.0%
Anheuser Busch Cos. Inc.                           7,600             285,950
Avon Products Inc.                                 6,400             317,600
Cardinal Health Inc.                               2,400             198,300
Coca Cola Co.                                      1,500              76,313
Colgate Palmolive Co.                              1,200             104,250
Duracell International Inc.                        3,000             192,375
Gillette Co.                                       2,500             180,312
International Flavours                             2,200              95,975
Kimberly Clark Corp.                               9,000             793,125
Nestle S.A. (Regd.)                                  109             121,401
Nutricia Verenigde Bedrijven                       2,016             266,022
Pan American Beverages Inc.
(Class A)                                          1,420              58,398
Pepsico Inc.                                      25,400             717,550
Philip Morris Cos. Inc.                            9,500             852,625
Procter & Gamble Co.                               1,200             117,000
San Miguel Corp.                                  53,000             173,737
                                                                   4,550,933

----------
See Notes to Schedule of Investments and Financial Statements

GE Strategic Investment Fund

--------------------------------------------------------------------------------
                                                   Number
                                                 of Shares          Value
--------------------------------------------------------------------------------

Energy -- 5.3%
Amoco Corp.                                       1,700         $  119,850
Anadarko Petroleum Co.                            4,300            240,263
Atlantic Richfield Co.                            2,300            293,250
Coflexip ADR                                      5,666            123,236 (a)
ENI Spa (Regd.)                                  22,631            115,662
Exxon Corp.                                       5,500            457,875
OMV AG                                            1,175            118,134
Repsol S.A                                        6,742            221,445
Royal Dutch Petroleum Co. ADR                     5,000            780,625
Schlumberger Ltd.                                10,000            845,000
Texaco Inc.                                       4,600            423,200
Total S.A. (Class B)                              3,317            261,032
Unocal Corp.                                     13,000            468,000
Veba AG                                           6,447            337,360
                                                                 4,804,932
Financial -- 6.9%
American Express Co.                              6,500            300,625
Banco Comercial Portugues ADR                     9,317            112,969
Citicorp                                          8,000            725,000
Countrywide Credit Industries                    10,000            256,250
Den Danske Bank                                   2,015            146,859
Deutsche Bank AG                                  1,629             76,708
Federal National Mortgage Assoc                  40,000          1,395,000
Grupo Financiero Bancomer
ADR (Series C)                                    6,028             58,019 (a,b)
HSBC Holdings                                     7,600            141,032
IMI                                              17,327            147,193
ING Groep N.V                                     4,821            150,313
Morgan (J.P.) & Co. Inc.                          3,000            266,625
State Street Boston Corp.                         8,000            459,000
Thai Farmers Bank                                10,600            111,706
Travelers Group Inc.                             26,000          1,277,250
Wells Fargo &  Co.                                2,800            728,000
                                                                 6,352,549
Healthcare -- 7.8%
Abbott Laboratories                              18,000            886,500
Allergan Inc.                                     2,200             83,875
American Home Products                           10,000            637,500
Arrow International Inc.                          2,500             86,250
Astra AB (Series B)                               2,698            110,946
Bristol-Myers Squibb Co.                          6,000            578,250
Columbia HCA Healthcare Corp.                     2,000            113,750
Dentsply International Inc.                       2,000             89,000
Eli Lilly & Co.                                   5,600            361,200
Gehe AG                                           1,860            124,252
Johnson & Johnson                                19,000            973,750
Lincare Holdings Inc.                             2,500            100,000 (a)
Living Centers of America Inc.                    5,000            125,000 (a)
Medeva                                           59,589            238,300
Merck & Co. Inc.                                 10,000            703,750
Pfizer Inc.                                      11,500            909,937
Roche Holdings AG                                    15            110,361
Sandoz AG (Regd.)                                   215            257,959
Smithkline Beecham PLC ADR                        6,600            401,775
St. Jude Medical Inc.                             5,000            201,875 (a)
                                                                 7,094,230
Insurance -- 3.1%
American International Group Inc.                 4,500            453,375
Chubb Corp.                                       5,000            230,000
General Reinsurance Corp.                         3,500            496,125
Loews Corp.                                      10,000            773,750
Marsh & McLennan Cos                              3,800            369,075
Schw Ruckversicher (Regd.)                           76             80,045
TIG Holdings Inc.                                 8,000            240,000
UNUM Corp.                                        3,700            237,262
                                                                 2,879,632
Miscellaneous -- 1.9%
SPDR Trust                                       25,000          1,715,625

Retail Trade -- 2.3%
Arbor Drugs Inc.                                  8,500            184,875
Carrefour S.A                                       557            312,601
Credit Saison Co.                                 4,800            114,839
EMI Group                                         6,632            138,578
General Nutrition Cos. Inc.                       5,000             87,812 (a)
Giordano International                           86,000             75,624
Home Depot Inc.                                   3,800            216,125
Ito Yokado Co.                                    4,000            226,882
Izumi Co.                                         8,000            141,935
Thorn                                             6,632             37,733
Toys `R Us                                       18,000            524,250 (a)
                                                                 2,061,254
Software & Services -- 4.7%
Automatic Data Processing Inc.                   14,000            610,750
Equifax Inc.                                     35,000            923,125
First Data Corp.                                 14,500          1,183,562
Microsoft Corp.                                   1,900            250,563 (a)
Reuters Holdings PLC ADR (Class B)               15,500          1,073,375
Sap AG                                            1,343            225,607
                                                                 4,266,982
Technology -- 2.0%
Brambles Industries Ltd.                         12,722            206,461
Cisco Systems Inc.                                4,000            248,250 (a)
Hewlett Packard Co.                               3,400            165,750
Intel Corp.                                       6,500            620,344
Murata Manufacturing Co.                          4,000            142,652
Rohm Co.                                          3,000            188,978
Secom Co.                                         3,000            189,516
Wolters Kluwer                                      802            100,818
                                                                 1,862,769
Transportation -- 1.0%
Burns Philip & Co.                               81,402            115,994
IHC Caland N.V                                    2,517            132,412
Pittston Brinks Group                             5,500            172,562
Union Pacific Corp.                               7,000            512,750
                                                                   933,718
----------
See Notes to Schedule of Investments and Financial Statements

Schedule of Investments -- September 30, 1996
--------------------------------------------------------------------------------
                                                 Number
                                               of Shares           Value
--------------------------------------------------------------------------------
Utilities -- 2.9%
Airtouch Communications Inc.                     22,000         $  607,750 (a)
American Telephone & Telegraph                    6,100            318,725
DDI Corp.                                            42            339,086
Edison Spa                                       18,963            118,141
GTE Corp.                                         8,900            342,650
MCI Communications Corp.                         12,800            328,000
NYNEX Corp.                                       2,000             87,000
Stet                                             34,365            119,231
Telecom Italia Mobile                            78,445            174,065
Telefonica del Peru S.A. ADR (Class B)            4,713            107,810
Telekom Malaysia                                 16,000            141,079
                                                                 2,683,537
Total Common Stock
(Cost $41,735,321)                                              52,718,211
                                             Principal
                                              Amount               Value
--------------------------------------------------------------------------------
Bonds and Notes -- 30.4%
--------------------------------------------------------------------------------
U.S. Treasuries -- 7.2%
U.S. Treasury Bonds
6.00%       02/15/26                         $  967,000             849,751
8.125%      08/15/19                            738,000             825,291
12.00%      05/15/05 - 08/15/13                 360,000             498,563
                                                                  2,173,605
U.S. Treasury Notes
5.125%      02/28/98                            300,000             296,484
6.00%       08/15/99                            360,000             357,469
6.125%      08/31/98                            122,000             122,038
6.625%      06/30/01                            564,000             567,435
6.75%       04/30/00                            954,000             965,028
7.00%       07/15/06                          2,040,000           2,082,391
                                                                  4,390,845
Total U.S. Treasuries
(Cost $6,578,107)                                                 6,564,450
Asset Backed -- 0.5%
Advanta Mortgage Loan Trust Corp.
6.30%       07/25/25                             27,306              25,667
AT & T Universal Card Master Trust
5.95%       10/17/02                             20,000              19,475
CIT RV Trust
5.40%       12/15/11                             34,593              33,610
Discover Card Master Trust
6.20%       05/16/06                             70,000              66,675
First Plus Home Improvement Loan Trust
7.80%       03/20/16                             44,000              44,261
Fleetwood Credit Grantor Trust
6.90%       03/15/12                             67,000              67,262
Lehman FHA Title I Loan Trust
7.83%       09/25/17                             40,000              40,524
Premier Auto Trust
6.50%       03/06/00                             50,000              50,172
Standard Credit Card Master Trust
6.75%       06/07/00                             50,000              50,328
The Money Store Home Equity Trust
7.50%       01/15/26                             49,000              48,640
7.90%       10/15/22                             29,000              29,435
Total Asset Backed
(Cost $475,214)                                                     476,049

Corporate Notes -- 5.8%
American Home Products
7.70%    02/15/00                               200,000             205,986
Argentaria Capital Fund
6.375%   02/14/06                                50,000              46,125
Arkla Inc.
8.875%   07/15/99                                75,000              79,028
BCH Cayman Islands
8.25%    06/15/04                                25,000              26,008
Bell Telephone Co - Canada
9.50%    10/15/10                               150,000             177,100
BHP Finance USA
6.42%     03/01/26                               40,000              38,798
Blockbuster Entertainment
6.625%   02/15/98                               175,000             174,368
Capital One Bank
6.43%    06/29/98                               150,000             149,416
Carter Holt Harvey Ltd.
8.875%   12/01/04                               200,000             218,374
Central Maine Power Co.
7.40%    06/02/98                               200,000             199,518
China International Trust &
Investment Corp.
9.00%    10/15/06                                65,000              69,400
Citicorp
8.625%   12/01/02                               100,000             107,549
Developers Diversified
7.00%    03/05/01                               115,000             112,055
Dresser Industries Inc.
7.60%    08/15/96                                50,000              49,109
Finova Capital Corp.
6.375%   10/15/00                               150,000             147,381
Ford Motor Co.
7.25%    10/01/08                                80,000              79,646
9.95%    02/15/32                               205,000             257,154
Freeport McMoran Resource Partner
7.00%    02/15/08                                35,000              32,279
Freeport Term Malta Ltd.
7.50%    03/29/09                                55,000              55,405 (b)
General Motors Corp.
8.89%    08/18/03                                30,000              32,719
Great Atlantic & Pacific Tea Inc.
9.125%   01/15/98                               100,000             102,736
HSBC Finance Nederland B.V.
7.40%    04/15/03                               100,000             100,451 (b)
Hydro Quebec
8.05%    07/07/24                                75,000              79,741
Ikon Capital Resource Inc.
6.90%    05/03/00                               100,000              99,673
ING Bank
7.25%    06/12/06                                40,000              39,700
----------
See Notes to Schedule of Investments and Financial Statements

GE Strategic Investment Fund

--------------------------------------------------------------------------------
                                               Principal
                                                Amount             Value
--------------------------------------------------------------------------------

ITT Corp. (new)
6.25%    11/15/00                             $  35,000         $   33,999
Joy Technologies Inc.
10.25%   09/01/03                               100,000            109,000
Kingdom of Sweden
10.25%   11/01/15                                50,000             61,292
Korea Electric Power Corp.
7.75%    04/01/13                                28,000             27,752
Landeskreditbank Baden
7.875%   04/15/04                                40,000             42,004
Lehman Brothers Inc.
7.00%    05/24/00                               150,000            149,320
Loewen Group Interest
7.50%    04/15/01                                55,000             54,725 (b)
Mayne Nickless Ltd.
8.65%    04/15/02                                50,000             53,417 (b)
New York Taxable General Obligation
6.10%    02/01/98                               100,000             99,225
News America Holdings Inc.
9.125%   10/15/99                               150,000            159,333
North Atlantic Energy Corp.
9.05%    06/01/02                               141,000            139,105
Nova Scotia Province of Canada
9.125%   05/01/21                                45,000             52,144
Ontario Province of Canada
6.125%   06/28/00                               250,000            246,110
Oslo Seismic
8.28%    06/01/11                               100,000            101,010 (b)
Paramount Communications Inc.
5.875%   07/15/00                               150,000            143,169
Pennzoil Co.
10.625%  06/01/01                                50,000             54,190
Peoples Republic of China
7.75%    07/05/06                                50,000             50,192
Philip Morris Cos. Inc.
6.95%    06/01/06                                75,000             75,387
Reliance Industries Ltd.
10.375%  06/24/16                                30,000             30,620 (b)
Republic of Columbia
7.25%    02/15/03                                35,000             33,110
Republic of Poland
3.75%    10/27/14                                50,000             39,781
RHG Finance Corp.
8.875%   10/01/05                                85,000             88,408
RJR Nabisco Inc.
8.00%    07/15/01                               125,000            124,099
Taubman Realty Group L.P.
8.00%    06/15/99                                80,000             80,938
TCI Communications Inc.
6.275%   09/15/03                                40,000             40,000
6.69%    03/31/06                               100,000             98,117
Tele-Communications Inc.
8.25%    01/15/03                                85,000             85,637
Tenaga Nasional Berhad
7.50%    01/15/96                                25,000             22,514 (b)
Thai Farmers Bank Public Ltd.
8.25%    08/21/16                               100,000             97,344 (b)
United Co. Financial Corp.
7.00%    07/15/98                               150,000            150,133
Yale University Notes
7.375%   04/15/96                                65,000             63,408
Total Corporate Notes
(Cost $5,296,745)                                                5,285,202

Mortgage-Backed -- 16.9%

Federal Home Loan Mortgage Corp.
6.50%    03/01/04 - 04/01/11                    200,164            195,036
7.00%    11/01/09 - 05/01/10                     55,704             55,408
7.50%    06/01/23 - 02/01/26                    442,496            439,431
8.00%    10/01/25 - 02/01/26                    696,245            703,639
9.00%    04/01/16 - 06/01/21                    500,937            526,042
                                                                 1,919,556
Federal National Mortgage Assoc.
6.00%    03/01/09 - 04/01/09                    165,782            158,737
6.50%    01/01/04                                16,436             16,151
7.00%    TBA                                     98,000             94,570 (c)
8.00%    12/01/24                               580,609            586,775
8.00%    TBA                                    360,000            363,206 (c)
8.50%    04/01/17                                29,750             30,746
9.00%    08/01/24 - 07/01/26                    417,491            435,502
9.50%    04/01/25                               266,511            284,333
9.50%    TBA                                    404,000            431,270 (c)
                                                                 2,401,290
Government National Mortgage Assoc.
6.00%    09/20/26                               404,000            401,600
6.00%    TBA                                     55,000             54,502 (c,e)
6.50%    TBA                                     55,000             55,172 (c,e)
7.00%    05/15/23 - 12/15/23                  1,470,632          1,423,979
7.50%    04/15/22 - 12/15/23                  2,236,576          2,220,809
8.50%    10/15/17                             2,490,028          2,606,487
9.00%    TBA                                    121,000            128,260 (c)
9.50%    12/15/09                               149,559            161,337
                                                                 7,052,146
Collateralized Mortgage Obligations
Aetna Commercial Mortgage Trust
6.422%   12/26/30                               173,325            171,592
American Southwest Financial Securities Corp.
7.30%    10/17/01                                28,576             28,656
Asset Securitization Corp.
7.10%    08/13/29                                49,415             48,983
Collateralized Mortgage Obligation Trust
5.93%    09/01/15                                43,295             36,086 (d,f)
7.36%    11/01/18                                42,470             26,332 (d,f)
8.00%    01/01/17                               133,312            135,058
Community Program Loan Trust
4.50%    10/01/18                               170,000            141,791
CS First Boston Mortgage Securities Corp.
6.425%   08/20/30                                93,365             92,781
DLJ Mortgage Acceptance Corp.
6.65%    12/17/27                                33,509             33,100 (b)
6.85%    12/17/27                               123,000            118,195 (b)
7.50%    02/18/03                                92,846             93,890
7.58%    03/13/28                                50,000             50,110 (b)
8.75%    06/28/26                               112,744            113,378 (b)

----------
See Notes to Schedule of Investments and Financial Statements

Schedule of Investments -- September 30, 1996

--------------------------------------------------------------------------------
                                               Principal
                                                Amount             Value
--------------------------------------------------------------------------------

FDIC REMIC Trust
7.85%    09/25/25                             $  55,734       $    56,265
Federal Home Loan Mortgage Corp.
7.00%    07/01/26                               773,492           285,709 (g)
8.00%    04/15/20                                30,000            30,487
1009.00% 09/15/21                                   928            37,438 (g)
Federal National Mortgage Assoc.
6.19%    08/25/23                               127,131            87,561 (d,f)
7.41%    03/25/21                                95,000            95,623
8.00%    07/01/24                               145,761            48,237 (g)
8.50%    03/01/17 - 07/25/22                    211,465            67,170 (g)
8.58%    09/25/23                               147,948            85,348 (d,f)
9.60%    09/25/23                               195,000           109,200 (d,f)
Federal National Mortgage Assoc. REMIC
6.965%   07/25/10                                40,000            39,100
6.97%    07/25/20                               101,000            79,790 (d,f)
7.43%    09/25/22                               100,704            76,976 (d,f)
8.58%    09/25/23                                41,105            23,712 (d,f)
LB Commercial Conduit Mortgage Trust
7.144%   08/25/04                               260,727           261,216
Merrill Lynch Mortgage Investor's Inc.
7.098%   05/25/15                                45,712            45,383
7.252%   06/15/21                               132,611           133,564
Mid-State Trust
8.33%    04/01/30                               630,720           656,245
Morgan Stanley Capital Inc.
6.476%   10/15/10                                98,907            96,342 (b)
7.51%    11/15/05                               137,057           138,428 (b)
Provident Bank Home Equity Loan Trust
7.60%    09/01/06                                75,000            75,188
Rural Housing Trust
6.33%    04/01/26                               176,243           171,044
Sawgrass Finance REMIC Trust
6.45%    01/20/06                                60,000            58,819
Structured Asset Securities Corp.
8.495%   04/25/27                               150,948           153,590 (d)
Vornado Finance Corp.
6.36%    12/01/00                               105,000           102,637 (b)
                                                                4,105,024
Total Mortgage-Backed
(Cost $15,463,843)                                             15,478,016
Total Bonds and Notes
(Cost $27,813,909)                                             27,803,717

Convertible Bonds -- 0.0%
--------------------------------------------------------------------------------
Sasib
9.25%    12/31/97
(Cost $8,270)     ITL                        15,000,000             5,342



--------------------------------------------------------------------------------
                                                 Number
                                               of Shares             Value
--------------------------------------------------------------------------------
Preferred Stock -- 0.6%
--------------------------------------------------------------------------------
Airtouch Communications Inc.
(Class B), 6.00%                                 3,676            $  106,144
Airtouch Communications Inc.
(Class C), 4.25%                                 2,361               112,443
Appalachian Power Co.
(Series A), 8.25%                                  500                12,375 (a)
Central Hispano Capital, 9.43%                   2,000                52,000
Entergy Gulf States Inc., $1.75                  2,875                70,852
Equity Residential Properties
Trust, 9.125%                                    1,900                47,975 (a)
Grand Metropolitan Delaware, 9.42%               1,500                41,625
Hibernia Corp., 6.90%                            1,900                95,000
Post Properties Inc., 8.50%                        780                39,000
Total Preferred Stock
(Cost $560,084)                                                      577,414
Total Investments in Securities
(Cost $70,117,584)                                                81,104,684

--------------------------------------------------------------------------------
                                               Principal
                                                Amount             Value
--------------------------------------------------------------------------------
Short Term Investments -- 12.5%
--------------------------------------------------------------------------------
U.S. Government Agencies -- 8.7%
Federal Home Loan Mortgage Corp.
5.23%    10/15/96                             $2,000,000         1,995,932 (d)
5.28%    10/10/96                              2,300,000         2,296,964 (d)
5.38%    10/18/96 - 11/08/96                   3,670,000         3,657,695 (d)
                                                                 7,950,591
Repurchase Agreement -- 3.8%
State Street Bank and Trust Co.
5.40%    10/01/96
(Cost $3,540,000)                              3,540,000         3,540,000
(dated 09/30/96, proceeds $3,540,531,
collateralized by $3,613,860 United States
Treasury Note, 8.375%, 08/15/08)

Total Short Term Investments
(Cost $11,490,591)                                              11,490,591

Other Assets and Liabilities, net (1.1%)                        (1,033,521)

NET ASSETS -- 100%                                             $91,561,754


----------
See Notes to Schedule of Investments and Financial Statements

GE Tax-Exempt Fund

Q&A

Effective in February, 1996 Stella Lou assumed management responsibility for the GE Tax-Exempt Fund. Stella has 11 years of investment experience and has been with GE Investments since 1994. Prior to joining GE Investments, she was a Vice President and Portfolio Manager for Alliance Capital Management in New York. Stella graduated from Cornell University with a B.S. degree in Applied Economics and received her M.B.A. degree in Finance from New York University.

Q. How did the GE Tax-Exempt Fund's industry benchmark and Lipper peer group perform for the fiscal year ended September 30, 1996?

A. The Lehman Municipal Index returned 6.0% for the 12 months ended September 30, 1996. Our Lipper peer group of 230 General Municipal funds had an average return of 5.6% for the same period. Refer to the following page to see how your class of shares performed.

Q.   Why did the Fund underperform its benchmark and peers?

A. The GE Tax-Exempt Fund underperformed its benchmarks because the Fund had a longer average duration than the benchmarks during the first quarter. The longer duration is caused by owning securities with longer maturities that are purchased to maximize the tax exempt income to the Fund. As interest rates rise, a longer duration causes the portfolio market value to decline by a greater amount than those of its peers with shorter durations. This was the case for GE Tax-Exempt Fund for the first quarter of 1996. Quality is also a contributing factor to the performance. The GE Tax-Exempt Fund has a high average quality rating of Aa1/AA while the benchmark has an average quality rating of A1/AA2. This lower average rating reflects the greater risk and volatility of the benchmark performance.

Q.   What has your investment strategy been?

A. The strategy for this Fund has been to purchase discounted securities in the 15 to 20 year maturity range and premium, noncallable bonds in the 10 year range. This strategy has allowed the Fund to maximize its income earning power and still have a measure of protection during periods of rising interest rates. The cash position averaged 10% for the second half of fiscal 1996 as a cushion against the potential of rising interest rates. During fiscal 1995-96 interest rates fluctuated dramatically as economic data vacillated between signs of rapid growth and a moderate slowdown.

Q.   How did this past year's economic events impact the Fund?

A. A lack of firm economic direction had the biggest impact on the portfolio during the last fiscal year. In the first quarter of 1996, the portfolio was positioned for a decline in interest rates. When the February unemployment figures showed stronger than expected growth in the economy, the portfolio market value declined in response. Subsequently, April unemployment indicated a significantly slower economy causing interest rates to fall and positively impact the portfolio. Many of the monthly economic indicators this year have vacillated between showing an inflationary or a slowing economic environment. This type of seesawing between inflationary and slowing economic activity made positioning the portfolio difficult at best. The portfolio holdings were adapted to take a more conservative stance until more definitive signs of market direction appear.

Q. What is the outlook for the Fund? How have you positioned the Fund going forward?

A. The municipal market will continue to be volatile during the next fiscal year. New issue municipal supply is expected to remain light as municipalities have no imperative need to issue debt and are attempting to reign in spending. As such, the Fund is positioned slightly longer than the index and peer group with respect to duration. The cash position is currently intended to be maintained at around 5%. This will enable the Fund to take advantage of declining interest rates as demand for municipals increases. The major issue facing the municipal market in the coming year will be tax reform. We don't expect any major action by President Clinton until he establishes his Cabinet and his agenda for the second term. With Republicans retaining control of Congress, we can expect some form of tax reform to materialize but not until they address the Presidential agenda.

GE Tax-Exempt Fund

                                Quality Ratings
                             at September 30, 1996

                                            Percent of
               Moody's Ratings+            Market Value
               ----------------            ------------
                    Aaa                       53.6%
                    Aa                        44.2%
                    A                          2.2%
                                             100.0%
+ Moody's Investors Service, Inc. is a nationally recognized statistical rating organization.


Investment Profile

A mutual fund designed for investors who seek a high level of current income exempt from federal income taxes while preserving capital by investing primarily in municipal obligations.

                        * Lipper Performance Comparison
                          General Municipal Peer Group
                          Based on 10/1/95 -- 9/30/96
                                 total returns

     Number of Funds in category:         230
     Peer group average total return:     5.6%
     Lipper categories in peer group:     General Municipal

*See notes to performance for explanation of peer categories

See page 39 for Notes to Performance. Past performance is no guarantee of future results.


Comparison of Change in Value of a $10,000 Investment

--------------------------------------------------------------------------------
                                 Class A Shares

                     w/o load            w/load             LBMI
                     --------            ------             ----
1/1/94                $10,000            $10,000           $10,000
                      9,381.7           8,982.98          9,451.07
                      9,430.35          9,029.56          9,555.68
9/94                  9,460.21          9,058.15          9,621.07
                      9,242.16          8,849.37          9,482.9
                      9,927.02          9,505.13         10,153.39
                     10,103.43          9,674.04         10,398.6
9/95                 10,307.9           9,869.82         10,697.67
                     10,746.85         10,290.11         11,138.86
                     10,425.48          9,982.39         11,004.51
                     10,455.1          10,010.76         11,088.88
9/96                 10,670.74         10,217.23         11,344.17


                                 Average Annual
                                  Total Return

                                         One           Since
                                         Year        Inception
                                         ----        ---------
               GE Tax-Exempt             3.52%         2.39%
               GE Tax-Exempt w/load     -0.88%         0.78%
               LBMI                      6.04%         4.70%

--------------------------------------------------------------------------------
                                 Class B Shares

                   w/o load             w/load                LBMI
                   --------             ------                ----

12/22/93           $10,000              $10,000             $10,000
                  10,051.4             10,051.4              10,000
                   9,417.1              9,417.1            9,451.07
                   9,454.03             9,454.03           9,555.68
9/94               9,472.13             9,472.13           9,621.07
                   9,242.25             9,242.25           9,482.9
                   9,914.81             9,914.81          10,153.39
                  10,078.67            10,078.67          10,398.6
9/95              10,278.33            10,278.33          10,697.67
                  10,693.72            10,693.72          11,138.86
                  10,369.91            10,369.91          11,004.51
                  10,395.73            10,395.73          11,088.88
9/96              10,587.69            10,387.69          11,344.17


                                 Average Annual
                                  Total Return

                                           One              Since
                                           Year           Inception
                                           ----           ---------
               GE Tax-Exempt               3.01%            2.08%
               GE Tax-Exempt w/load        0.04%            1.42%
               LBMI                        6.04%            4.70%

--------------------------------------------------------------------------------
                                 Class C Shares

                                  w/o load                  LBMI
                                  --------                  ----
2/26/93                            $10,000                 $10,000
                                  9,875.35                   9,894
                                 10,206.4                10,217.73
9/93                             10,547.64               10,562.88
                                 10,651.9                10,711.15
                                  9,998.34               10,123.18
                                 10,056.31               10,235.23
9/94                             10,094.5                10,305.27
                                  9,867.99               10,157.28
                                 10,605.66               10,875.45
                                 10,800.67               11,138.1
9/95                             11,025.98                11458.44
                                 11,502.77               11,931.01
                                 11,165.7                11,787.1
                                 11,213.29               11,877.46
9/96                             11,441.42               12,150.92


                                 Average Annual
                                  Total Return

                                        One            Since
                                        Year         Inception
                                        ----         ---------
               GE Tax-Exempt            3.77%          3.82%
               LBMI                     6.04%          5.58%

--------------------------------------------------------------------------------
                                 Class D Shares

11/29/93                10000                 10000
                     10237.01                 10211
                      9614.93                 9650.49
                      9676.76                 9757.3
9/94                  9719.61                 9824.07
                      9507.55                 9682.99
                     10224.66                10367.63
                     10419.08                10618.01
9/95                 10652.21                10923.4
                     11110.3                 11373.89
                     10791.47                11236.71
                     10844.99                11322.54
9/96                 11073.04                11583.54

                                 Average Annual
                                  Total Return

                                    One            Since
                                   Year          Inception
                                   ----          ---------
               GE Tax-Exempt       3.95%          3.65%
               LBMI                6.04%          5.31%

Schedule of Investments -- September 30, 1996

GE TAX-EXEMPT FUND

Water and Sewer                         4.7%
Health                                  7.7%
General Obligations                    34.2%
Transportation                          2.2%
Industrial Development                  3.2%
Education                              15.9%
Cash and Other                          2.8%
Electric Utility                        5.5%
Sales Tax                              12.3%
Lease Revenue                          11.5%

--------------------------------------------------------------------------------
                                               Principal
                                                Amount             Value
--------------------------------------------------------------------------------

Municipal Bonds -- 97.2%

Arizona -- 8.5%
Arizona Transportation Board Excise Tax
Rev. - Sales Tax, AMBAC Insured
5.60%    07/01/02                              $500,000          $  523,150
Maricopa County Elementary School
G.O., AMBAC Insured
6.30%    07/01/07                               500,000             546,515
                                                                  1,069,665
Connecticut -- 7.7%
Connecticut State Health & Educational Facility
Rev. - Educ., MBIA Insured
5.125%   11/01/13                               500,000             475,660
Connecticut State Health & Educational
Facility Rev. - Health, MBIA Insured
5.50%    07/01/12                               500,000             494,765
                                                                    970,425
Georgia -- 3.9%
Georgia State G.O.
5.00%    08/01/10                               500,000             483,960

Hawaii-- 4.0%
Hawaii State G.O.
4.50%    06/01/01                               500,000             497,065

Indiana -- 6.1%
Indiana Health Facility Hospital Rev. - Health
5.25%    11/01/15                              500,000              464,675
Indiana University Rev. - Educ.
6.00%    11/15/14                              290,000              300,257
                                                                    764,932
Kentucky -- 2.6%
Louisville & Jefferson County Kentucky
Rev. - Sewer, MBIA Insured
5.30%    05/15/19                             345,000               331,366

Maryland -- 4.2%
Baltimore County G.O.
5.50%    08/01/04                             500,000               519,930

Massachusetts -- 2.1%
Massachusetts State Water & Sewer
Rev. - Water & Sewer
6.00%    11/01/06                             250,000               262,705

Michigan -- 6.1%
Michigan State Underground Storage Tank
Rev. - Sales Tax, AMBAC Insured
6.00%    05/01/04                             500,000               529,255
Okemos Public School District
Rev. - Educ., MBIA Insured
5.88%    05/01/16                             750,000               241,162 (d)
                                                                    770,417
Mississipi -- 3.9%
Mississippi State G.O.
5.10%    11/15/10                             500,000               483,365

Missouri -- 3.9%
Missouri State Environmental
Improvement & Energy Rev. - Electric
5.25%    12/01/09                             500,000               492,960

Montana -- 3.8%
Montana State University
Rev. - Educ., MBIA Insured
5.25%    11/15/13                             500,000               481,925

New Jersey -- 6.0%
New Jersey Building Auth. Rev. - Muni. Bldg.
5.00%    06/15/12                             500,000               468,395
New Jersey Tpke. Auth.
Rev. - Trans., AMBAC Insured
6.50%    01/01/16                             250,000               279,425
                                                                    747,820
Ohio -- 6.0%
Ohio State Building Authority
Rev. - Muni. Bldg., AMBAC Insured
5.50%    04/01/16                             500,000               491,780
Ohio State Public Facilities
Rev. - Educ., AMBAC Insured
5.40%    11/01/07                             250,000               254,113
                                                                    745,893
Oregon -- 3.9%
Portland G.O.
5.375%   06/01/13                             500,000               494,270

----------
See Notes to Schedule of Investments and Financial Statements

Schedule of Investments -- September 30, 1996

--------------------------------------------------------------------------------
                                               Principal
                                                Amount             Value
--------------------------------------------------------------------------------

Pennsylvania -- 3.9%
Pennsylvania Intergovernmental Co-op.
Rev. - Sales Tax, MBIA Insured
5.60%    06/15/15                              $500,000          $489,185

South Dakota -- 3.8%
South Dakota State Building Authority
Rev. - Muni. Bldg., AMBAC Insured
5.20%    12/01/09                               500,000           480,160

Tennessee -- 3.2%
Sullivan County Tennessee Industrial Development
Rev. - Industrial Development, VRDN
3.90%    10/01/16                               400,000           400,000

Texas -- 8.1%
Houston G.O.
6.00%    04/01/04                               500,000           530,930
University of Texas Rev.- Educ.
5.10%    08/15/08                               500,000           487,375
                                                                1,018,305
Virginia -- 1.6%
Peninsula Ports Authority Virginia Coal Term
Rev. - Electrical Utility, VRDN
3.85%    07/01/16                              200,000           200,000

Wisconsin -- 3.9%
Wisconsin State G.O.
5.30%    11/01/11                              500,000           493,340

Total Investments in Securities
(Cost $12,044,928)                                            12,197,688

Other Assets and Liabilities,
net 2.8%                                                         345,286

NET ASSETS -- 100%                                           $12,542,974

----------
See Notes to Schedule of Investments and Financial Statements

GE Fixed Income Funds

Q&A


Bob MacDougall leads the taxable fixed income team at GE Investments. Assets under management exceed $13 billion. His responsibilities include managing the GE Fixed Income, GE Short-Term Government and GE Money Market Funds. Bob joined GE Investments in 1986 as Mutual Fund Portfolio Manager and was named to his present position in 1992. Previously he was with GE's Corporate Treasury Operation managing the Company's $2 billion portfolio of marketable securities and supporting the Treasurer in the areas of debt management and capital structure planning. Prior to that, Bob held various financial management positions since joining GE in 1973. He holds Bachelor's and Master's degrees in Business Administration from the University of Massachusetts.


Q.   Describe this year's bond market.

A. The past 12 months comprised three distinct periods in the bond market. First, 1995's market rally continued throughout the fourth quarter. It then reversed course in the first quarter of 1996 as rates rose 1 percentage point on renewed inflation concerns raised by stronger than expected economic activity. Finally, the past six months have witnessed the market trading in a narrow range around 7% on the long bond. Sentiment seems to change almost daily over whether the economy is too strong, too weak or just right - prompting references to Goldilocks. In this environment our focus is to seek to add yield to the portfolio by overweighting mortgage-backed securities and by prudently selecting lower rated corporate bonds.

GE Fixed Income Fund

Q. How did the GE Fixed Income Fund's peers and industry benchmark perform for the fiscal year?

A. For the year ending September 30, 1996 the Lehman Aggregate Bond Index returned 4.9% while our peer group of 132 Intermediate Maturity U.S. Government Bond funds averaged a 3.8% return for the same period. Refer to the following page to see how your class of shares performed compared to these benchmarks.

Q.   What drove the Fund's performance?

A. The Fund's duration (interest rate exposure) hurt performance as interest rates rose earlier in the year but this was more than offset by favorable sector allocation (mortgage-backed securities and corporate bonds) and good security selection.

GE Short-Term Government Fund

Q. How did the GE Short-Term Government Fund's peers and industry benchmark perform for the fiscal year?

A. The Lehman Brothers 1-3 year Government Index returned 5.7% for the year ended September 30, 1996 while the average return of the 161 Short-Term U.S. Government Bond funds in our peer group was 4.6%. Refer to page 34 to see how your class of shares performed compared to these benchmarks.

Q.   Discuss the Fund's performance.

A. The Fund takes less interest rate risk than GE Fixed Income because of its shorter average maturity. That is why, in a rising rate environment, it does better even though its yield is lower. Our allocation to mortgage-backed securities was also a plus.

GE Money Market Fund

Q. How did the GE Money Market Fund's peers and industry benchmark perform for the fiscal year?

A. The average return of 287 peer Money Market funds for the past 12 months was 4.9% versus 5.2% for 90 day Treasury Bills. Our return of 5.2% put us in the top 20% of the peer group.

Q.   What is your approach in this Fund?

A. The strategy for this Fund is to provide a competitive money market yield while minimizing the interest rate risk inherent in the other two fixed income funds. Our average maturity is generally between 30 and 60 days and our portfolio contains only high quality liquid securities.

GE Fixed Income Fund

                                Quality Ratings
                             at September 30, 1996

                                                Percent of
                    Moody's Ratings+           Market Value
                    ----------------           ------------
                    Aaa                            79.6%
                    Aa                              1.1%
                    A                               7.1%
                    Baa                             6.8%
                    Ba                              5.4%
                                                  100.0%
+ Moody's Investors Service, Inc. is a nationally recognized statistical rating organization.

Investment Profile

A mutual fund designed for investors who seek high current income and preservation of capital by investing primarily in a variety of fixed income securities.

                        * Lipper Performance Comparison
                       Intermediate Government Peer Group
                          Based on 10/1/95 -- 9/30/96
                                 total returns

     Number of Funds in peer group:       132
     Peer group average total return:     3.8%
     Lipper categories in peer group:     Intermediate U.S. Government,
                                          Intermediate
                                          U.S. Treasury

*See notes to performance for explanation of peer categories

See page 39 for Notes to Performance. Past performance is no guarantee of future results.

Comparison of Change in Value of a $10,000 Investment
--------------------------------------------------------------------------------
                                 Class A Shares

                   w/o load             w/load               LB Aggr.
                   --------             ------               --------
1/1/94             $10,000              $10,000               $10,000
                  9,746.86             9,332.62              9,712.67
                  9,654.97             9,244.63              9,612.81
9/94              9,698.17             9,286                 9,671.58
                  9,719.6              9,306.52              9,708.14
                 10,150.16             9,718.78             10,197.82
                 10,735.92            10,279.64             10,819.18
9/95             10,908.39            10,444.78             11,031.99
                 11,357.95            10,875.24             11,501.83
                 11,105.43            10,633.45             11,296.66
                 11,128.73            10,655.76             11,361.16
9/96             11,335.09            10,853.35             11,570.35


                                 Average Annual
                                  Total Return

                                              One            Since
                                              Year         Inception
                                              ----         ---------
               GE Fixed Income               3.91%          4.66%
               GE Fixed Income w/load       -0.50%          3.01%
               LB Aggregate                  4.90%          5.45%


--------------------------------------------------------------------------------
                                 Class B Shares

                    w/o load             w/load             LB Aggr.
                    --------             ------             --------
12/22/93            $10,000             $10,000              $10,000
                   10,020.6            10,020.6               10,000
                    9,742.02            9,742.02            9,712.67
                    9,638.19            9,638.19            9,612.81
9/94                9,669.13            9,669.13            9,671.58
                    9,678.39            9,678.39            9,708.14
                   10,094.77           10,094.77           10,197.82
                   10,673.82           10,673.82           10,819.18
9/95               10,827.5            10,827.5            11,031.99
                   11,255.17           11,255.17           11,501.83
                   10,997.08           10,997.08           11,296.66
                   11,006.6            11,006.6            11,361.16
9/96               11,196.65           10,996.65           11,570.35


                                 Average Annual
                                  Total Return

                                              One            Since
                                             Year         Inception
                                             ----         ---------
               GE Fixed Income               3.41%          4.15%
               GE Fixed Income w/load        0.46%          3.51%
               LB Aggregate                  4.90%          5.45%

--------------------------------------------------------------------------------
                                 Class C Shares

                                    w/o load                 LB Aggr
                                    --------                 -------
2/22/93                           $10,000                   $10,000
                                   10,081.05                 10,042
                                   10,293.97                10,308.71
9/93                               10,524                   10,577.38
                                   10,521.85                10,583.12
                                   10,249.59                10,279.04
                                   10,159.39                10,173.36
9/94                               10,211.26                10,235.55
                                   10,240.36                10,274.25
                                   10,700.74                10,792.48
                                   11,334.65                11,450.07
9/95                               11,519.5                 11,675.28
                                   11,996.49                12,172.53
                                   11,743.72                11,955.39
                                   11,765.79                12,023.65
9/96                               11,991.43                12,245.04

                                 Average Annual
                                  Total Return

                                        One             Since
                                        Year          Inception
                                        ----          ---------
               GE Fixed Income          4.10%            5.16%
               LB Aggregate             4.90%            5.81%

--------------------------------------------------------------------------------
                                 Class D Shares

                                  w/o load                 LB Aggr
                                  --------                 -------
11/29/93                        $10,000                   $10,000
                                 10,043.77                 10,054
                                  9,790                     9,765.12
                                  9,709.77                  9,664.72
9/94                              9,765.5                   9,723.81
                                  9,799.5                   9,760.57
                                 10,246.42                 10,252.89
                                 10,859.91                 10,877.6
9/95                             11,044.37                 11,091.56
                                 11,510.21                 11,563.94
                                 11,269.08                 11,357.94
                                 11,297.78                 11,422.51
9/96                             11,521.71                 11,632.83


                                 Average Annual
                                  Total Return

                                        One              Since
                                       Year            Inception
                                       ----            ---------
               GE Fixed Income         4.32%             5.11%
               LB Aggregate            4.90%             5.48%

Schedule of Investments -- September 30, 1996
--------------------------------------------------------------------------------

GE FIXED INCOME FUND

U.S. Treasuries                         19.6%
Corporate Notes                         19.3%
Mortgage Backed                         55.4%
Cash and Other                           5.7%


--------------------------------------------------------------------------------
                                               Principal
                                                Amount             Value
--------------------------------------------------------------------------------

Bonds and Notes -- 95.9%
--------------------------------------------------------------------------------
U.S. Treasuries -- 19.6%
U.S. Treasury Bonds
6.00%    02/15/26                            $1,753,000         $1,540,449
8.125%   08/15/19                             1,170,000          1,308,387
12.00%   05/15/05 - 08/15/13                    465,000            645,899
                                                                 3,494,735
U.S. Treasury Notes
5.125%   02/28/98                             2,000,000          1,976,560
6.00%    08/15/99                             1,450,000          1,439,807
6.125%   05/15/98 - 08/31/98                    805,000            805,339
6.625%   06/30/01                             2,314,000          2,328,092
7.00%    07/15/06                             2,582,000          2,635,654
                                                                 9,185,452
Total U.S. Treasuries
(Cost $12,703,004)                                              12,680,187
Asset Backed-- 0.2%
Advanta Mortgage Loan Trust Corp.
6.30%    07/25/25                                54,610             51,334
Lehman FHA Title I Loan Trust
7.83%    09/25/17                                80,000             81,048
Total Asset Backed
(Cost $132,266)                                                    132,382
Corporate Notes -- 19.3%
American Home Products
7.70%    02/15/00                                100,000           102,993
Argentaria Capital Fund
6.375%   02/14/06                                120,000           110,700
Arkla Inc.
8.875%   07/15/99                                150,000           158,056
BCH Cayman Islands
8.25%    06/15/04                                125,000           130,038
Bell Telephone Co - Canada
9.50%    10/15/10                                375,000           442,751
Bell Telephone Co. - Pennsylvania
8.35%    12/15/30                                 75,000            85,286
BHP Finance USA
6.42%    03/01/26                                 45,000            43,648
Blockbuster Entertainment
6.625%   02/15/98                                500,000           498,195
Capital One Bank
6.43%    06/29/98                                400,000           398,444
8.125%   03/01/00                                400,000           413,308
Central Maine Power Co.
7.40%    06/02/98                                125,000           124,699
China International Trust & Investment Corp.
9.00%    10/15/06                                325,000           346,999
China Light & Power Ltd.
7.50%    04/15/06                                150,000           147,944
Conseco Inc.
10.50%   12/15/04                                100,000           115,484
Continental Cablevision Inc.
8.30%    05/15/06                                130,000           134,436
Delta Air Lines Inc.
7.79%    12/01/98                                125,000           127,173
Developers Diversified
7.00%    03/05/01                                300,000           292,317
Dresser Industries Inc.
7.60%    08/15/96                                113,000           110,985
Federated Department Stores Inc.
8.50%    06/15/03                                110,000           112,721
Finova Capital Corp.
6.375%   10/15/00                                100,000            98,254
Ford Motor Credit Co.
7.25%    10/01/08                                200,000           199,114
9.95%    02/15/32                                 95,000           119,169
Freeport McMoran Resource Partner
7.00%    02/15/08                                150,000           138,339
Freeport Term Malta Ltd.
7.50%    03/29/09                                150,000           151,104 (b)
General Motors Corp.
8.89%    08/18/03                                100,000           109,062
Great Atlantic & Pacific Tea Inc.
9.125%   01/15/98                                100,000           102,736
HSBC Finance Nederland B.V.
7.40%    04/15/03                                150,000           150,676 (b)
Hydro Quebec
8.25%    04/15/26                                250,000           259,120
11.75%   02/01/12                                165,000           228,832
Ikon Capital Resource Inc.
6.90%    05/03/00                                200,000           199,346
ING Bank
7.25%    06/12/06                                150,000           148,875
ITT Corp. (new)
6.25%    11/15/00                                 75,000            72,854
Joy Technologies Inc.
10.25%   09/01/03                                200,000           218,000
Kingdom of Sweden
10.25%   11/01/15                                395,000           484,207
Korea Electric Power Corp.
7.75%    04/01/13                                114,000           112,990
Landeskreditbank Baden
7.875%   04/15/04                                160,000           168,014


----------
See Notes to Schedule of Investments and Financial Statements

Schedule of Investments -- September 30, 1996
--------------------------------------------------------------------------------
                                               Principal
                                                Amount             Value
--------------------------------------------------------------------------------

Lehman Brothers Inc.
7.00%    05/24/00                              $170,000           $169,230
Liberty Mutual Insurance Co.
8.20%    05/04/07                               150,000            156,924 (b)
8.50%    05/15/25                               100,000            104,536 (b)
Loewen Group Interest
7.50%    04/15/01                               125,000            124,375 (b)
Lumbermans Mutual Casualty Co.
9.15%    07/01/26                               150,000            156,639 (b)
Mayne Nickless Ltd.
8.65%    04/15/02                               100,000            106,833 (b)
Merrill Lynch & Co. Inc.
6.64%    09/19/02                                90,000             88,315
Metropolitan Life Insurance Co.
7.80%    11/01/25                               250,000            243,555 (b)
Midland Bank PLC
6.95%    03/15/11                               310,000            293,139
National Bank of Hungary
8.875%   11/01/13                               140,000            142,516
New York Taxable General Obligation
6.10%    02/01/98                               150,000            148,838
North Atlantic Energy Corp.
9.05%    06/01/02                               178,000            175,608
Nova Scotia Province of Canada
9.125%   05/01/21                               105,000            121,670
Oryx Energy Co.
10.00%   06/15/99                               150,000            158,830
Oslo Seismic
8.28%    06/01/11                               135,000            136,364 (b)
Pennzoil Co.
10.625%  06/01/01                               150,000            162,570
Peoples Republic of China
7.75%    07/05/06                               105,000            105,403
Philip Morris Cos. Inc.
6.95%    06/01/06                               250,000            251,290
Reliance Industries Ltd.
10.375%  06/24/16                               100,000            102,068 (b)
Republic of Columbia
7.25%    02/15/03                               100,000             94,599
Republic of Poland
3.75%    10/27/14                               110,000             87,519
RHG Finance Corp.
8.875%   10/01/05                                75,000             78,008
RJR Nabisco Inc.
8.00%    07/15/01                               300,000            297,837
Taubman Realty Group L.P.
8.00%    06/15/99                               160,000            161,875
TCI Communications Inc.
6.275%   09/15/03                                30,000             30,000
6.69%    03/31/06                               125,000            122,646
Tele-Communications Inc.
8.25%    01/15/03                                70,000             70,525
8.75%    08/01/15                                50,000             48,615
9.25%    04/15/02                               100,000            106,032
Tenaga Nasional Berhad
7.50%    01/15/96                               285,000            256,662 (b)

Thai Farmers Bank Public Ltd.
8.25%    08/21/16                               170,000            165,485 (b)
Time Warner Entertainment Co. L.P.
10.15%   05/01/12                                75,000             87,970
Time Warner Inc.
7.95%    02/01/00                               150,000            153,451
Toledo Edison Co.
7.38%    03/31/00                               250,000            235,787
United Co. Financial Corp.
7.00%    07/15/98                               300,000            300,267
Viacom Inc.
7.75%    06/01/05                               250,000            241,505
Yale University Notes
7.375%   04/15/96                               100,000             97,550
Total Corporate Notes
(Cost $12,579,264)                                              12,441,905

Mortgage-Backed -- 55.4%
Federal Home Loan Mortgage Corp.
6.50%    03/01/04 - 04/01/11                    544,784            529,303
7.00%    11/01/09 - 05/01/10                    127,110            126,435
7.50%    06/01/23 - 02/01/26                    532,791            527,365
8.00%    03/01/07 - 10/01/25                    943,611            953,694
8.00%    08/01/08                                25,669             26,259
8.75%    04/01/08                                56,031             58,423
9.00%    12/01/16                               552,893            580,449
9.50%    04/01/21                                49,077             52,672
                                                                 2,854,600
Federal National Mortgage Assoc.
6.00%    03/01/09 - 07/01/09                    307,255            294,238
6.50%    01/01/04                                48,401             47,561
7.00%    TBA                                  1,835,000          1,770,775 (c)
7.50%    02/01/14                                29,747             29,815
8.00%    12/01/24                             1,054,773          1,065,975
8.00%    TBA                                    738,000            744,573 (c)
8.50%    04/01/17                               118,999            122,984
9.00%    12/01/24 - 02/01/25                    980,078          1,022,604
9.50%    05/01/20 - 03/01/25                    597,451            637,913
9.50%    TBA                                  2,282,000          2,436,035 (c)
                                                                 8,172,473
Government National Mortgage Assoc.
6.00%    TBA                                    495,000            490,514 (c,e)
6.00%    07/20/26 - 08/20/26                    823,693            821,951 (e)
6.50%    TBA                                    495,000            496,547 (c,e)
7.00%    05/15/23 - 12/15/23                  4,234,773         4,101,398
7.50%    03/15/22 - 12/15/23                  6,197,426         6,154,932
8.00%    06/15/23                               360,418           365,824
8.50%    10/15/17                             1,150,927         1,204,756
9.00%    11/15/19                               198,595           209,579
9.00%    TBA                                    177,000           187,620 (c)
9.50%    12/15/09                               454,163           489,928
                                                               14,523,049
----------
See Notes to Schedule of Investments and Financial Statements

G.E. Fixed Income Fund
--------------------------------------------------------------------------------
                                               Principal
                                                Amount             Value
--------------------------------------------------------------------------------

Collateralized Mortgage Obligations
Aetna Commercial Mortgage Trust
6.425%   12/26/30                              $451,355           $446,842
American Southwest Financial
Securities Corp.
7.30%    10/17/01                                47,626             47,760
Asset Securitization Corp.
7.10%    08/13/29                               112,667            111,681
Collateralized Mortgage Obligation Trust
5.93%    09/01/15                               119,647             99,726 (d,f)
7.36%    11/01/18                               117,368             72,768 (d,f)
8.00%    01/01/17                               755,434            765,331
Community Program Loan Trust
4.50%    10/01/18                               300,000            250,219
CS First Boston Mortgage Securities Corp.
6.425%   08/20/30                               140,047            139,172
DLJ Mortgage Acceptance Corp.
6.65%    12/17/27                                73,719             72,820 (b)
6.85%    12/17/27                               303,000            291,164 (b)
7.50%    02/18/03                               208,170            210,512
7.58%    03/13/28                               130,000            130,285 (b)
8.72%    06/28/26                               284,448            286,048 (b)
FDIC REMIC Trust
7.85%    09/25/25                               130,047            131,286
Federal Home Loan Mortgage Corp.
7.00%    07/01/26                               955,140            352,805 (g)
8.00%    04/15/20                                70,000             71,138
1009.00% 09/15/21                                 2,537            102,403 (g)
Federal National Mortgage Assoc.
6.19%    08/25/23                               289,677            199,515 (d,f)
7.41%    03/25/21                               245,000            246,608
8.00%    07/01/24                               332,699            110,100 (g)
8.50%    03/01/17 - 07/25/22                    554,543            175,912 (g)
8.58%    09/25/23                               332,534            191,830 (d,f)
9.60%    09/25/23                                87,000             48,720 (d,f)
Federal National Mortgage Assoc. REMIC
6.965%   07/25/10                                80,000             78,200
6.97%    07/25/20                               255,000            201,450 (d,f)
7.43%    09/25/22                               277,315            211,973 (d,f)
8.58%    09/25/23                                92,389             53,297 (d,f)
LB Commercial Conduit Mortgage Trust
7.144%   08/25/04                               683,805            685,087
Merrill Lynch Mortgage Investor's Inc.
7.098%   05/25/15                               251,796            249,987
7.252%   06/15/21                               977,878            984,906
Mid-State Trust
8.33%    04/01/30                             1,341,664          1,395,959
Morgan Stanley Capital Inc.
6.476%   10/15/10                               158,252            154,147 (b)
7.51%    11/15/05                               213,531            215,666 (b)
Provident Bank Home Equity Loan Trust
7.60%    10/25/12                              170,000             170,425
Rural Housing Trust
6.33%    04/01/26                              458,563             445,036
Sawgrass Finance REMIC Trust
6.45%    01/20/06                              100,000              98,031
Structured Asset Securities Corp.
8.495%   04/25/27                              474,270             482,570
Vornado Finance Corp.
6.36%    12/01/00                              210,000             205,275 (b)
                                                                10,186,654
Total Mortgage-Backed
(Cost $35,681,201)                                              35,736,776

Foreign Denominated Notes-- 1.4%
Dutch Government
8.50%    06/01/06          NLG                 336,000             231,690
Kingdom of Belgium
6.50%    03/31/05          BEL              10,261,000             335,832
Kingdom of Denmark
8.00%    03/15/06          DKK               1,904,000             348,061
Total Foreign Denominated Notes
(Cost $937,896)                                                    915,583
Total Bonds and Notes
(Cost $62,033,631)                                              61,906,833


--------------------------------------------------------------------------------
                                              Number
                                            of Shares
--------------------------------------------------------------------------------
Preferred Stock -- 1.2%
Appalachian Power Co.
(Series A), 8.25%                              1,450              35,888
Central Hispano Capital,
9.43%                                          4,800             124,800
Entergy Gulf States Inc.,
$1.75                                          6,435             158,584
Equity Residential Properties
Trust, 9.125%                                  4,250             107,312
Grand Metropolitan Delaware,
9.42%                                          3,500              97,125
Hibernia Corp., 6.9%                           3,300             165,000
Post Properties Inc., 8.50%                    1,720              86,000
Total Preferred Stock
(Cost $764,007)                                                  774,709
Total Investments in Securities
(Cost $62,797,638)                                            62,681,542

----------
See Notes to Schedule of Investments and Financial Statements

Schedule of Investments -- September 30, 1996
--------------------------------------------------------------------------------
                                               Principal
                                                Amount             Value
--------------------------------------------------------------------------------
Short Term Investments -- 10.1%
--------------------------------------------------------------------------------
U.S. Government Agencies and
   Certificates of Deposits -- 7.4%
Deutsche Bank AG
5.75%    10/01/96                            $  590,000           $590,000
Federal Home Loan Mortgage Corp.
5.23%    10/15/96                               500,000            498,983 (d)
5.38%    10/18/96                             3,100,000          3,092,124 (d)
Federal National Mortgage Assoc.
5.20%    10/16/96                               600,000            598,700 (d)
                                                                 4,779,807
Repurchase Agreement -- 2.7%
State Street Bank and Trust Co.
5.40%    10/01/96
(Cost $1,700,000)                             1,700,000          1,700,000
(dated 09/30/96, proceeds $1,700,255,
collateralized by $1,735,095 United States
Treasury Note, 8.375%, 08/15/08)

Total Short Term Investments
(Cost $6,479,807)                                                6,479,807

Other Assets and Liabilities,
net (7.2%)                                                      (4,622,122)

NET ASSETS -- 100%                                             $64,539,227

FORWARD FOREIGN CURRENCY CONTRACTS
--------------------------------------------------------------------------------
At September 30, 1996, the outstanding forward foreign currency contracts, which contractually obligate the GE Fixed Income Fund to deliver currencies at a specified date, were as follows:

                                     U.S. $ Cost       U.S. $
Foreign Currency         Foreign    on Origination     Current      Unrealized
Sales Contracts         Currency         Date          Value       Appreciation
--------------------------------------------------------------------------------
BEL, expiring
10/28/96                10,825,950     $348,325      $345,006        $3,319
DKK, expiring
10/28/96                 2,110,880      363,945       360,813         3,132
NLG, expiring
10/28/96                   481,150      284,200       281,514         2,686
                                       --------      --------        ------
                                       $996,470      $987,333        $9,137
                                       ========      ========        ======
----------
See Notes to Schedule of Investments and Financial Statements

GE Short-Term Government Fund

TWO YEAR TREASURY NOTE YIELD HISTORY
10/1/95 -- 9/30/96

30-Sep-95              5.851%
6-Oct-96               5.724%
13-Oct-96              5.655%
20-Oct-96              5.713%
27-Oct-96              5.617%
3-Nov-96               5.473%
10-Nov-96              5.522%
17-Nov-96              5.443%
24-Nov-96              5.484%
1-Dec-96               5.316%
8-Dec-96               5.391%
15-Dec-96              5.365%
22-Dec-96              5.3%
29-Dec-96              5.15%
6-Oct-96               5.724%
20-Oct-96              5.713%
3-Nov-96               5.473%
17-Nov-96              5.443%
1-Dec-96               5.316%
15-Dec-96              5.365%
29-Dec-96              5.15%
5-Jan-96               5.174%
12-Jan-96              5.164%
19-Jan-96              5.026%
26-Jan-96              5.05%
2-Feb-96               4.908%
9-Feb-96               4.873%
16-Feb-96              4.922%
23-Feb-96              5.127%
1-Mar-96               5.25%
8-Mar-96               5.736%
15-Mar-96              5.871%
22-Mar-96              5.746%
29-Mar-96              5.76%
5-Apr-96               6.06%
12-Apr-96              5.937%
19-Apr-96              5.908%
26-Apr-96              5.925%
3-May-96               6.179%
10-May-96              6.044%
17-May-96              6.019%
24-May-96              6.002%
31-May-96              6.236%
7-Jun-96               6.34%
14-Jun-96              6.264%
21-Jun-96              6.301%
28-Jun-96              6.106%
5-Jul-96               6.428%
12-Jul-96              6.282%
19-Jul-96              6.203%
26-Jul-96              6.275%
2-Aug-96               5.911%
9-Aug-96               5.898%
16-Aug-96              5.929%
23-Aug-96              6.116%
30-Aug-96              6.337%
6-Sep-96               6.32%
13-Sep-96              6.115%
20-Sep-96              6.244%
27-Sep-96              6.067%


Investment Profile

A mutual fund designed for investors who seek high current income and preservation of capital by investing primarily in short-term U.S. Government securities.


                        * Lipper Performance Comparison
                     Short-Term U.S. Government Peer Group
                          Based on 10/1/95 -- 9/30/96
                                 total returns

     Number of Funds in category:         161
     Peer group average total return:     4.6%
     Lipper categories in peer group:     Short-Term U.S. Treasury,
                                          Short U.S. Government,
                                          Short-Intermediate U.S. Government

*See notes to performance for explanation of peer categories

See page 39 for Notes to Performance. Past performance is no guarantee of future results.

Comparison of Change in Value of a $10,000 Investment

--------------------------------------------------------------------------------
                                 Class A Shares

QUARTERLY                     w/o load           with load             LB 1-3
---------                     --------           ---------             ------
3/2/94                      $10,000             $10,000             $10,000
Mar 31, 94                    9,942.3             9,693.74            9,949
Jun 30, 94                    9,939.96            9,691.46            9,949.88
9/94                         10,039.62            9,788.63           10,049.39
Dec 30, 94                   10,046.85            9,795.68           10,049.26
Mar 31, 95                   10,323.98           10,065.88           10,382.28
Jun 30, 95                   10,642.26           10,376.2            10,711.33
9/95                         10,790.1            10,520.35           10,871.71
Dec 30, 95                   11,023.38           10,747.79           11,138.03
Mar 30, 96                   11,046.68           10,770.51           11,181.07
Jun 30, 96                   11,135.85           10,857.45           11,298.75
9/96                         11,289.72           11,007.48           11,488.39


                                 Average Annual
                                  Total Return

                                             One             Since
                                             Year          Inception
                                             ----          ---------
               GE Short Term Gov't           4.63%          4.81%
               GE Short Term Gov't w/load    2.01%          3.79%
               LB 1-3 YR.                    5.66%          5.53%

--------------------------------------------------------------------------------
                                 Class B Shares

QUARTERLY                w/o load          with load            LB 1-3
---------                --------          ---------            ------
3/2/94                 $10,000            $10,000            $10,000
Mar 31, 94               9,939.3            9,939.3            9,949
Jun 30, 94               9,936.92           9,936.92           9,949.88
9/94                    10,019.58          10,019.58          10,049.39
Dec 30, 94              10,017.76          10,017.76          10,049.26
Mar 31, 95              10,285.38          10,285.38          10,382.28
Jun 30, 95              10,593.6           10,593.6           10,711.33
9/95                    10,722.29          10,722.29          10,871.71
Dec 30, 95              10,944.67          10,944.67          11,138.03
Mar 30, 96              10,958.27          10,958.27          11,181.07
Jun 30, 96              11,037.1           11,037.1           11,298.75
9/96                    11,189.26          10,989.26          11,488.39


                                 Average Annual
                                  Total Return

                                                One              Since
                                                Year           Inception
                                                ----           ---------
               GE Short Term Gov't              4.35%            4.45%
               GE Short Term Gov't w/load       1.38%            3.73%
               LB 1-3 YR.                       5.66%            5.53%

--------------------------------------------------------------------------------
                                 Class C Shares

QUARTERLY                       w/o load              LB 1-3
---------                       --------              ------
3/2/94                           $10,000              $10,000
Mar 31, 94                       9,942.8                9,949
Jun 30, 94                       9,955.14            9,949.88
9/94                            10,052.77           10,049.39
Dec 30, 94                      10,074.78           10,049.26
Mar 31, 95                      10,359.1            10,382.28
Jun 30, 95                      10,684.97           10,711.33
9/95                            10,831.26           10,871.71
Dec 30, 95                      11,081.52           11,138.03
Mar 30, 96                      11,102.52           11,181.07
Jun 30, 96                      11,208.51           11,298.75
9/96                            11,370.47           11,488.39


                                 Average Annual
                                  Total Return

                                        One            Since
                                        Year         Inception
                                        ----         ---------
               GE Short Term Gov't      4.98%          5.10%
               LB 1-3 YR.               5.66%          5.53%

--------------------------------------------------------------------------------
                                 Class D Shares

QUARTERLY                     w/o load             LB 1-3
---------                     --------             ------
3/2/94                         $10,000             $10,000
Mar 31, 94                     9,946.3               9,949
Jun 30, 94                     9,964.81           9,949.88
9/94                          10,068.86          10,049.39
Dec 30, 94                    10,088.45          10,049.26
Mar 31, 95                    10,379.78          10,382.28
Jun 30, 95                    10,712.87          10,711.33
9/95                          10,866.25          10,871.71
Dec 30, 95                    11,124.38          11,138.03
Mar 30, 96                    11,152.31          11,181.07
Jun 30, 96                    11,265.73          11,298.75
9/96                          11,435.67          11,488.39


                                 Average Annual
                                  Total Return

                                         One           Since
                                         Year       Inception
                                         ----       ---------
               GE Short Term Gov't      5.24%         5.34%
               LB 1-3 YR.               5.66%         5.53%

Schedule of Investments -- September 30, 1996

GE SHORT-TERM GOVERNMENT FUND

U.S. Governments                      70.8%
Corporate Notes                       12.6%
Asset Backed                           4.9%
Cash and Other                         3.4%
Mortgage-Backed                        8.3%

--------------------------------------------------------------------------------
                                               Principal
                                                Amount             Value
--------------------------------------------------------------------------------
Bonds and Notes -- 96.6%
--------------------------------------------------------------------------------
U.S. Governments -- 70.8%
Federal Home Loan Mortgage Corp.
6.00%    12/01/08                             $136,409           $132,685
8.00%    08/01/03                              386,214            394,542
                                                                  527,227
Federal Home Loan Mortgage Corp. REMIC
543.497% 09/15/05                                  254              2,792 (g)
1002.00% 07/15/06                                  520             10,507 (g)
                                                                   13,299
Federal National Mortgage Assoc.
7.151%   07/01/22                               31,194             31,755 (e)
7.191%   05/01/21                              172,467            179,905 (e)
8.159%   12/01/27                               41,077             41,899 (e)
8.394%   12/01/17                               50,551             52,242 (e)
8.885%   10/01/21                               75,160             77,615 (e)
                                                                  383,416
Federal National Mortgage Assoc. REMIC
7.26%    11/25/06                               76,394             67,990 (d,f)
7.95%    11/25/19                               73,095             73,980
                                                                  141,970
Government National Mortgage Assoc.
6.50%    03/20/25                              293,966            297,641 (e)
7.125%   05/20/22 - 06/20/24                   548,163            556,728 (e)
7.25%    09/20/18 - 08/20/22                   484,540            493,851 (e)
                                                                1,348,220
Tennessee Valley Authority
5.98%    04/01/36                              300,000            301,257

U.S. Treasury Notes
5.00%    01/31/98                            2,690,000          2,656,805
5.125%   02/28/98                              350,000            345,898
5.50%    02/28/99                            1,200,000          1,181,436
6.00%    08/15/99                              505,000            501,450
6.125%   08/31/98                            1,045,000          1,045,324
                                                                5,730,913
Total U.S. Governments
(Cost $8,481,651)                                               8,446,302

Asset Backed -- 4.9%
CIT RV Trust
5.40%    12/15/11                               69,187             67,219
Fleetwood Credit Grantor Trust
6.00%    01/15/08                               94,803             94,092
6.75%    10/17/11                               88,399             88,510
6.90%    03/15/12                               28,000             28,109
Ford Credit Auto Owner Trust
6.50%    11/15/99                              110,000            110,377
Lehman FHA Title I Loan Trust
7.30%    05/25/17                               89,296             89,464
Standard Credit Card Master Trust
4.65%    03/07/99                              100,000             99,656
Total Asset Backed
(Cost $578,478)                                                   577,427

Corporate Notes -- 12.6%
A T & T Capital Corp.
7.59%    01/31/97                              100,000            100,590
Advanta Corp.
5.125%   11/15/96                              100,000             99,901
Central Maine Power Co.
7.40%    06/02/98                              100,000             99,759
First USA Bank
6.125%   10/30/97                              100,000            100,032
General Motors Acceptance Corp.
8.375%   01/19/99                              100,000            103,811
Great Atlantic & Pacific Tea Inc.
9.125%   01/15/98                              168,000            172,596
Great Northern Nekoosa Corp.
9.125%   02/01/98                              100,000            103,260
Lehman Brothers Holdings Inc.
6.875%   06/08/98                              150,000            150,718
New York Taxable General Obligation
6.10%    02/01/98                              100,000             99,225
News America Holdings Inc.
9.125%   10/15/99                              110,000            116,844
Province of Manitoba
6.125%   05/28/98                              125,000            124,710
Republic of Columbia
8.75%    10/06/99                               50,000             51,438
Salomon Inc.
6.70%    12/01/98                               75,000             74,906
United Co. Financial Corp.
7.00%    07/15/98                              100,000            100,089
Total Corporate Notes
(Cost $1,501,272)                                               1,497,879

Mortgage-Backed -- 8.3%
Collateralized Mortgage Obligations
FDIC REMIC Trust
7.85%    09/25/25                              139,336            140,664
Merrill Lynch Mortgage Investor's Inc.
7.252%   06/15/21                               44,204             44,521
Rural Housing Trust
6.33%    04/01/26                              121,547            117,961

----------
See Notes to Schedule of Investments and Financial Statements

--------------------------------------------------------------------------------
                                               Principal
                                                Amount             Value
--------------------------------------------------------------------------------

Salomon Brothers Mortgage
Securities Inc.
6.469%   01/20/28                             $389,694           $385,188
Structured Asset Securities Corp.
6.87%    08/25/26                               16,601             16,621
7.75%    02/25/28                              283,590            286,603

Total Mortgage-Backed
(Cost $1,000,061)                                                 991,558
Total Investments in Securities
(Cost $11,561,462)                                             11,513,166

--------------------------------------------------------------------------------
Short Term Investments -- 2.6%
--------------------------------------------------------------------------------
Repurchase Agreement -- 2.6%
State Street Bank and Trust Co.
5.40%     10/01/96
(Cost $310,000)                                310,000           310,000
(dated 09/30/96, proceeds $310,047,
collateralized by $320,495 United
States Treasury Note, 8.375%, 08/15/08)

Other Assets and Liabilities,
net 0.8%                                                         100,682

NET ASSETS -- 100%                                           $11,923,848

----------
See Notes to Schedule of Investments and Financial Statements

GE Money Market Fund

Investment Profile

A mutual fund designed for investors who seek current income and liquidity while preserving their capital by investing in short-term, high grade money market securities.

                        * Lipper Performance Comparison
                            Money Market Peer Group
                          Based on 10/1/95 -- 9/30/96
                                 total returns

     Number of Funds in peer group:      287
     Peer group average total return:    4.9%
     Lipper categories in peer group:    Money Market

*See notes to performance for explanation of peer categories


See page 39 for Notes to Performance. Past performance is no guarantee of future results.


Comparison of Change in Value of a $10,000 Investment


                       GE MONEY                         90 DAY
                        MARKET                          T-BILL
                        ------                          ------
2/22/93               $10,000                         $10,000
                       10,000                          10,000
                       10,028.72                       10,031
                       10,094.88                       10,105.41
9/93                   10,164.21                       10,190.53
                       10,236.25                       10,276.37
                       10,307.06                       10,359.83
                       10,392.39                       10,466.9
9/94                   10,500.2                        10,595.12
                        10627.61                       10,737.72
                       10778.38                        10,901.76
                       10928.54                        11,069.41
9/95                   11079.32                        11,226.22
                       11227.98                        11,388.65
                       11369.71                        11,539.64
                       11509.01                        11,691.47
9/96                   11653.48                        11,840.58


                                 Average Annual
                                  Total Return

                                       One               Since
                                       Year             Inception
                                       ----             ---------
               GE Money Market        5.18%              4.33%
               90 Day T-Bill          5.21%              4.82%

                                   Fund Yield

                                        Fund           Donoghue
                                        ----           --------
               7 day current            5.0%             4.9%
               7 day effective          5.1%             5.0%

Current yield represents income earned on an investment in the Money Market Fund for a seven day period and then annualized.

Effective yield is calculated similarly but is slightly higher because it reflects the compounding effect of earnings on reinvested dividends.

An investment in the GE Money Market Fund is neither insured nor guaranteed by the U.S. Government, and no assurance can be given that the GE Money Market Fund will be able to maintain a stable net asset value of $1.00 per share.


Class Structure

The following describes each of the class definitions for the GE Funds' multiple class structure, which is described in greater detail in the Funds' Prospectus. Be sure to reference your appropriate performance chart.

Class A Shares are offered with a front-end load (as described in Note 1 of the Notes to Financial Statements) through authorized dealers and are available to anyone not eligible to invest in Class C or Class D. These shares are also available to certain employee retirement plans seeking the additional services available to Class A investors. The load is waived in certain instances as described in the prospectus.

Class B Shares are offered with a back-end load through authorized dealers and are available to anyone not eligible to invest in Class C or Class D. The maximum contingent deferred sales load imposed on redemptions of this class of shares (as a percentage of redemption proceeds) is 4.00% for equity funds and 3.00% for fixed income funds.

Class C Shares are no load shares available only to a limited group of investors including employees and retirees of GE, and their family members.

Class D Shares are no load shares available only to certain qualified institutions, including employee retirement plans that do not seek the additional services available to Class A investors.

Schedule of Investments -- September 30, 1996

GE MONEY MARKET FUND

U.S. Governments                            32.2%
Certificates of Deposit and Other           35.6%
Commercial Paper                            32.2%


--------------------------------------------------------------------------------
                                               Principal          Amortized
                                                Amount              Cost
--------------------------------------------------------------------------------
Short Term Investments -- 99.3%
--------------------------------------------------------------------------------
U.S. Governments (d) -- 32.2%
Federal Farm Credit Bank
5.23%    10/15/96                             $2,190,000         $2,185,546

Federal Home Loan Bank
5.34%    11/18/96                              3,520,000          3,494,937
5.49%    03/06/97                              3,300,000          3,221,493
                                                                  6,716,430
Federal Home Loan Mortgage Corp.
5.26%    10/15/96                              4,200,000          4,191,409
5.28%    10/10/96                              2,200,000          2,197,096
5.38%    11/08/96                              3,050,000          3,032,679
5.65%    10/01/96                                530,000            530,000
                                                                  9,951,184
Federal National Mortgage Assoc.
5.19%    11/27/96                              2,220,000          2,201,757
5.25%    10/01/96                              3,280,000          3,280,000
5.29%    12/17/96                              3,360,000          3,322,019
                                                                  8,803,776
Total U.S. Governments
(Cost $27,656,936)                                               27,656,936

Commercial Paper -- 32.2%
First Union Corp.
5.32%    10/17/96                              3,360,000          3,352,056
Halifax Building Society
5.286%   11/15/96                              3,300,000          3,278,195
Koch Industries
5.85%    10/01/96                              3,000,000          3,000,000
Merrill Lynch & Co. Inc.
5.32%    10/01/96                              2,300,000          2,300,000
Morgan (J.P.) & Co. Inc.
5.29%    10/04/96                              2,910,000          2,908,717
Nationsbank Corp.
5.47%    10/18/96                              3,350,000          3,341,347
Norwest Corp.
5.42%    10/22/96                              3,090,000          3,080,230
Toronto Dominion Bank
5.45%    10/15/96                              3,100,000          3,093,430
Union Bank of Switzerland
5.85%    10/01/96                              3,310,000          3,310,000
Total Commercial Paper
(Cost $27,663,975)                                               27,663,975

Certificates of Deposit -- 34.7%
Algemene Bank Nederland N.V.
5.34%    10/03/96                              3,300,000          3,300,000
Bank of Montreal
5.39%    11/26/96                              3,200,000          3,200,000
Bank of Nova Scotia
5.43%    10/01/96                              3,400,000          3,400,000
Bayerische Hypotheken Bank
5.40%    11/12/96                              3,300,000          3,300,000
Bayerische Vereinsbank AG
5.37%    11/15/96                              2,940,000          2,940,000
Deutsche Bank AG
5.34%    12/04/96                              3,200,000          3,200,000
Dresdner Bank AG
5.40%    11/14/96                              3,300,000          3,300,000
Royal Bank of Canada
5.35%    11/27/96                              2,820,000          2,820,000
Societe Generale
5.50%    01/02/97                              1,000,000          1,000,000
Swiss Bank
5.52%    12/20/96                              3,300,000          3,300,000
Total Certificates of Deposit
(Cost $29,760,000)                                               29,760,000

Time Deposits -- 0.2%
State Street Cayman Islands
5.50%    10/01/96
(Cost $140,000)                                  140,000            140,000

Total Short Term Investments
(Cost $85,220,911)                                               85,220,911
Other Assets and Liabilities,
net 0.7%                                                            620,774

NET ASSETS -- 100%                                              $85,841,685

----------
See Notes to Schedule of Investments and Financial Statements

Notes to Performance (unaudited)

Total returns assume changes in share price and reinvestment of dividends and capital gains. Investment returns and net asset value on an investment will fluctuate and you may have a loss or gain when you sell your shares. Classes A and B assume the reduction of the maximum applicable sales charges as described in Note 1 of the Notes to Financial Statements.

Shares of the GE Short-Term Government Fund are neither insured nor guaranteed by the U.S. Government and their prices will fluctuate with market conditions.

A portion of the GE Tax-Exempt Fund's income may be subject to state, federal and/or alternative minimum tax. Capital gains, if any, are subject to capital gains tax.

GEIM has voluntarily agreed to waive and/or bear certain fees and Fund expenses. Without these provisions, the returns (and/or yields) would have been lower. These provisions may be terminated in the future.

The Standard & Poor's Composite Index of 500 Stocks (S&P 500), MSCI World Index, MSCI Europe Australia Far East Index (MSCI EAFE), Lehman Brothers Aggregate Bond Index (LB Aggregate), Lehman Brothers Municipal Bond Index (LBMI), Lehman Brothers 1-3 Year Government Bond Index (LB 1-3 YR.) and the 90 Day U.S. Treasury Index (90 Day T-Bill) are unmanaged indices and do not reflect the actual cost of investing in the instruments that comprise each index. The S&P 500 Index is a composite of the prices of 500 widely held U.S. stocks recognized by investors to be representative of the stock market in general. The MSCI World Index is a composite of 1,561 stocks of companies in 22 countries representing the European, Pacific Basin and American regions. The MSCI World Index is widely used by global investors. The MSCI EAFE is a composite of 1,103 stocks of companies in 20 countries located in Europe, Australia, New Zealand and the Far East. The Lehman Brothers Aggregate Bond Index is a composite index of short, medium, and long-term bond performance and is widely recognized as a barometer of the bond market in general. The Lehman Brothers Municipal Bond Index is a composite of investment-grade (Baa or greater), fixed-rate municipal bonds with maturities greater than two years and is considered to be representative of the municipal bond market. The LB 1-3 Year Government Bond Index is a composite of government and U.S. Treasury obligations with maturities of 1-3 years. The 90 Day U.S. Treasury Index is the average return on three month U.S. Treasury Bills. The results shown for the foregoing indices assume reinvestment of net dividends or interest. Broad market index returns are calculated from the nearest month end to the Funds' inception date. The majority of the broad market returns are not available from the Funds' commencement of investment operations through September 30, 1996. The Donahue yields represent the average yields of 814 taxable money market funds.

The peer universe of funds used in our peer ranking calculation is based on the blend of Lipper peer categories, as shown. This blend is the same as the category blend used by the Wall Street Journal (except for the GE Strategic Investment Fund for which we use the specific Lipper peer group and the GE Money Market Fund which is not in the Wall Street Journal). The actual number of funds and numerical rankings in the Lipper and Wall Street Journal universes could differ since the Wall Street Journal excludes certain funds which do not meet their net asset or shareholder publication thresholds. Lipper is an independent mutual fund rating service located in Summit, New Jersey.

The views expressed in this document reflect our judgement as of the publication date and are subject to change at any time without notice. The securities cited may not represent future holdings and should not be considered as a recommendation to purchase or sell a particular security. See the prospectus for complete descriptions of investment objectives, policies, risks and permissible investments.


Notes to Schedules of Investments

(a)  Non-income producing security.

(b) Pursuant to Rule 144A of the Securities Act of 1933, these securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 1996, these securities amounted to $466,250, $244,514, $765,159, $1,225,695 and $3,210,626 or 0.6%, 0.6%,
     0.3%, 1.3%, and 5.0% of net assets for the GE International Equity, GE Global Equity, GE U.S. Equity, GE Strategic Investment and GE Fixed Income Funds, respectively.

(c) Settlement is on a delayed delivery or when issued basis with final maturity to be announced (TBA) in the future.

(d)  Coupon amount represents effective yield.

(e) Adjustable rate mortgage coupon. The stated rate represents the rate at September 30, 1996.

(f) Principal only securities represent the right to receive the monthly principal payments on an underlying pool of mortgages. No payments of interest on the pool are passed through to the principal only holder.

(g) Interest only securities represent the right to receive the monthly interest payments on an underlying pool of mortgages. Payments of principal on the pool reduce the value of the interest only holding.

Abbreviations:
Currency Terms
         BEL      --  Belgian Franc
         DKK      --  Danish Krone
         ITL      --  Italian Lira
         NLG      --  Netherlands Guilder

         ADR      --  American Depository Receipt
         AMBAC    --  AMBAC Indemnity Corporation
         GDR      --  Global Depository Receipt
         MBIA     --  Municipal Bond Insurance Association
         REMIC    --  Real Estate Mortgage Investment Conduit
         VRDN     --  Variable Rate Demand Note
         WT       --  Warrant

Tax Information (unaudited)

Of the dividends paid from net investment income by the GE Tax-Exempt Fund for the fiscal year ended September 30, 1996, 95.69% represented exempt interest dividends for Federal income tax purposes.

Financial Highlights

Selected data based on a share outstanding throughout the period(s) indicated

                                                                     Class A                                 Class B
                                                                     -------                                 -------
GE International Equity Fund                         9/30/96(e)      9/30/95      9/30/94       9/30/96(e)    9/30/95     9/30/94
------------------------------------------------------------------------------------------------------------------------------------
Inception date                                           --             --         3/2/94           --           --         3/2/94
Net asset value, beginning of period                  $15.87          $15.18       $15.00         $15.77       $15.13       $15.00
Income (loss) from investment operations:
Net investment income                                   0.07            0.09         0.06           0.05         0.01         0.00
Net realized and unrealized
gains (losses) on investments                           1.74            0.64         0.12           1.65         0.64         0.13
------------------------------------------------------------------------------------------------------------------------------------
Total income (loss) from
investment operations                                   1.81            0.73         0.18           1.70         0.65         0.13
------------------------------------------------------------------------------------------------------------------------------------
Less distributions from:
Net investment income                                   0.03            0.04         0.00           0.00         0.01         0.00
Net realized gains                                      0.00            0.00         0.00           0.00         0.00         0.00
------------------------------------------------------------------------------------------------------------------------------------
Total distributions                                     0.03            0.04         0.00           0.00         0.01         0.00
------------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                        $17.65          $15.87       $15.18         $17.47       $15.77       $15.13
====================================================================================================================================
TOTAL RETURN (a)                                       11.39%           4.87%        1.20%         10.78%        4.33%        0.87%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)              $8,462          $3,948          $25           $272          $57          $34
Ratio of net investment income
to average net assets*                                  0.43%           1.28%        1.01%          0.28%        0.10%        0.47%
Ratio of expenses to average net assets*                1.59%           1.60%        1.60%          2.10%        2.10%        2.10%
Ratio of expenses to average net assets
before voluntary expense limitation*                    1.66%           1.95%        1.93%          3.50%        3.50%        2.43%
Portfolio turnover rate                                   36%             27%           6%            36%          27%           6%
Average brokerage commissions (d)                       $.031            N/A          N/A          $.031          N/A          N/A
------------------------------------------------------------------------------------------------------------------------------------

                                                                     Class C                                    Class D
                                                                     -------                                    -------
GE International Equity Fund                          9/30/96(e)     9/30/95       9/30/94       9/30/96(e)     9/30/95    9/30/94
------------------------------------------------------------------------------------------------------------------------------------
Inception date                                            --             --         3/2/94           --            --       3/2/94
Net asset value, beginning of period                   $15.88         $15.19        $15.00        $15.94         $15.22     $15.00
Income (loss) from investment operations:
Net investment income                                    0.11           0.12          0.00          0.17           0.12       0.10
Net realized and unrealized
gains (losses) on investments                            1.72           0.65          0.19          1.73           0.70       0.12
------------------------------------------------------------------------------------------------------------------------------------
Total income (loss) from
investment operations                                    1.83           0.77          0.19          1.90           0.82       0.22
------------------------------------------------------------------------------------------------------------------------------------
Less distributions from:
Net investment income                                    0.06           0.08          0.00          0.08           0.10       0.00
Net realized gains                                       0.00           0.00          0.00          0.00           0.00       0.00
------------------------------------------------------------------------------------------------------------------------------------
Total distributions                                      0.06           0.08          0.00          0.08           0.10       0.00
------------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                         $17.65         $15.88        $15.19        $17.76         $15.94     $15.22
====================================================================================================================================

TOTAL RETURN (a)                                        11.54%          5.16%         1.27%        11.97%          5.45%      1.47%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)               $3,230         $1,262          $481       $63,225        $32,907    $26,460
Ratio of net investment income
to average net assets*                                   0.68%          0.83%         0.66%         0.99%          0.97%      1.52%
Ratio of expenses to average net assets*                 1.35%          1.35%         1.35%         1.03%          1.07%      1.10%
Ratio of expenses to average net assets
before voluntary expense limitation*                     1.96%          2.75%         1.68%         1.03%          1.18%      1.43%
Portfolio turnover rate                                    36%            27%            6%           36%            27%         6%
Average brokerage commissions (d)                        $.031           N/A           N/A         $.031            N/A        N/A

------------------------------------------------------------------------------------------------------------------------------------

                                                              Class A                                  Class B
                                                              -------                                  -------
GE Global Equity Fund                            9/30/96      9/30/95      9/30/94(b)       9/30/96    9/30/95     9/30/94
-------------------------------------------------------------------------------------------------------------------------------
Inception date                                       --            --     12/22/93            --             --     12/22/93
Net asset value, beginning of period              $20.18       $19.34       $18.61          $20.14        $19.32      $18.48
Income (loss) from investment operations:
Net investment income                               0.02         0.10         0.03           (0.04)         0.00       (0.01)
Net realized and unrealized
gains (losses) on investments                       2.20         1.22         0.91            2.14          1.23        1.06
-------------------------------------------------------------------------------------------------------------------------------
Total income (loss) from
investment operations                               2.22         1.32         0.94            2.10          1.23        1.05
-------------------------------------------------------------------------------------------------------------------------------
Less distributions from:
Net investment income                               0.02         0.09         0.01            0.00          0.02        0.01
Net realized gains                                  0.37         0.39         0.20            0.37          0.39        0.20
-------------------------------------------------------------------------------------------------------------------------------
Total distributions                                 0.39         0.48         0.21            0.37          0.41        0.21
-------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                    $22.01       $20.18       $19.34          $21.87        $20.14      $19.32
===============================================================================================================================
TOTAL RETURN (a)                                   11.18%        7.16%        3.09%          10.61%         6.62%       5.70%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)          $4,054       $2,811         $694            $600          $356        $128
Ratio of net investment income/(loss)
to average net assets*                              0.12%        0.47%        0.44%          (0.34%)       (0.11%)     (0.08%)
Ratio of expenses to average net assets*            1.60%        1.60%        1.60%           2.10%         2.10%       2.10%
Ratio of expenses to average net assets
before voluntary expense limitation*                1.90%        2.17%        2.02%           3.50%         3.50%       2.52%
Portfolio turnover rate                               46%          46%          26%             46%           46%         26%
Average brokerage commissions (d)                  $.006          N/A          N/A           $.006           N/A         N/A


                                                                   Class C                                   Class D
                                                                   -------                                   -------
GE Global Equity Fund                           9/30/96     9/30/95     9/30/94    9/30/93(c)    9/30/96      9/30/95      9/30/94
----------------------------------------------------------------------------------------------------------------------------------
Inception date                                     --          --          --        1/5/93         --          --        11/29/93
Net asset value, beginning of period             $20.31      $19.40      $17.16      $15.00       $20.37      $19.45        $17.49
Income (loss) from investment operations:
Net investment income                              0.06        0.09        0.07        0.08         0.13        0.13          0.11
Net realized and unrealized
gains (losses) on investments                      2.22        1.30        2.37        2.08         2.21        1.31          2.06
----------------------------------------------------------------------------------------------------------------------------------
Total income (loss) from
investment operations                              2.28        1.39        2.44        2.16         2.34        1.44          2.17
----------------------------------------------------------------------------------------------------------------------------------
Less distributions from:
Net investment income                              0.04        0.09        0.00        0.00         0.09        0.13          0.01
Net realized gains                                 0.37        0.39        0.20        0.00         0.37        0.39          0.20
----------------------------------------------------------------------------------------------------------------------------------
Total distributions                                0.41        0.48        0.20        0.00         0.46        0.52          0.21

Net asset value, end of period                   $22.18      $20.31      $19.40      $17.16       $22.25      $20.37        $19.45
==================================================================================================================================
TOTAL RETURN (a)                                  11.44%       7.47%      14.28%      14.10%       11.71%       7.76%        12.43%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)        $28,682     $23,683     $20,432     $11,999      $10,123      $9,785       $10,504
Ratio of net investment income/(loss)
to average net assets*                             0.33%       0.59%       0.52%       1.00%        0.56%       0.84%         0.82%
Ratio of expenses to average net assets*           1.35%       1.35%       1.31%       1.10%        1.10%       1.10%         1.10%
Ratio of expenses to average net assets
before voluntary expense limitation*               1.60%       1.42%       1.77%       2.19%        1.12%       1.75%         1.52%
Portfolio turnover rate                              46%         46%         26%         28%          46%         46%           26%
Average brokerage commissions (d)                 $.006         N/A         N/A         N/A        $.006         N/A           N/A

----------
See Notes to Financial Highlights and Financial Statements

Financial Highlights
Selected data based on a share outstanding throughout the period(s) indicated

                                                                    Class A                                 Class B
                                                                    -------                                 -------
GE U.S. Equity Fund                                9/30/96(e)      9/30/95(e)   9/30/94(b)     9/30/96(e)   9/30/95(e)    9/30/94
------------------------------------------------------------------------------------------------------------------------------------
Inception date                                          --             --       12/22/93           --            --      12/22/93
Net asset value, beginning of period                 $20.28         $16.12        $16.48        $19.71        $16.03       $16.41
Income (loss) from investment operations:
Net investment income                                  0.31            .34          3.23          0.19          0.21         0.24
Net realized and unrealized
gains (losses) on investments                          3.34           3.91         (3.22)         3.25          3.84        (0.25)
------------------------------------------------------------------------------------------------------------------------------------
Total income (loss) from
investment operations                                  3.65           4.25          0.01          3.44          4.05        (0.01)
------------------------------------------------------------------------------------------------------------------------------------
Less distributions from:
Net investment income                                  0.32           0.00          0.20          0.31          0.28         0.20
Net realized gains                                     0.27           0.09          0.17          0.27          0.09         0.17
------------------------------------------------------------------------------------------------------------------------------------
Total distributions                                    0.59           0.09          0.37          0.58          0.37         0.37
------------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                       $23.34         $20.28        $16.12        $22.57        $19.71       $16.03
====================================================================================================================================
TOTAL RETURN (a)                                      18.36%         26.52%        (0.86%)       17.78%        25.92%       (0.09%)

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)            $34,523        $15,148        $1,214        $7,194        $1,563          $91
Ratio of net investment income
to average net assets*                                 1.40%          1.85%         1.87%         0.90%         1.29%        1.28%
Ratio of expenses to average net assets*               1.00%          1.00%         1.00%         1.50%         1.50%        1.50%
Ratio of expenses to average net assets
before voluntary expense limitation*                   1.15%          1.25%         1.46%         2.08%         3.50%        1.96%
Portfolio turnover rate                                  49%            43%           51%           49%           43%          51%
Average brokerage commissions (d)                      $.045           N/A            N/A        $.045           N/A          N/A
------------------------------------------------------------------------------------------------------------------------------------

                                                                   Class C                                    Class D
                                                                   -------                                    -------
GE U.S. Equity Fund                          9/30/96(e)   9/30/95(e)   9/30/94     9/30/93(c)   9/30/96(e)    9/30/95      9/30/94
------------------------------------------------------------------------------------------------------------------------------------
Inception date                                    --          --           --       1/5/93           --           --      11/29/93
Net asset value, beginning of period           $19.98      $16.13       $16.35      $15.00        $19.98       $16.16       $16.37
Income (loss) from investment operations:
Net investment income                            0.36        0.37         1.00        0.12          0.40         0.38         0.32
Net realized and unrealized
gains (losses) on investments                    3.30        3.86        (0.85)       1.23          3.31         3.88        (0.16)
------------------------------------------------------------------------------------------------------------------------------------
Total income (loss) from
investment operations                            3.66        4.23         0.15        1.35          3.71         4.26         0.16
------------------------------------------------------------------------------------------------------------------------------------
Less distributions from:
Net investment income                            0.35        0.29         0.20        0.00          0.39         0.35         0.20
Net realized gains                               0.27        0.09         0.17        0.00          0.27         0.09         0.17
------------------------------------------------------------------------------------------------------------------------------------
Total distributions                              0.62        0.38         0.37        0.00          0.66         0.44         0.37
------------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                 $23.02      $19.98       $16.13      $16.35        $23.03       $19.98       $16.16
====================================================================================================================================

TOTAL RETURN (a)                                18.70%      26.86%        0.88%      10.32%        18.97%       27.14%        0.96%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)      $50,035     $26,007      $16,382     $74,415      $144,470     $128,247     $114,885
Ratio of net investment income
to average net assets*                           1.66%       2.12%        2.11%       1.86%         1.90%        2.36%        2.27
Ratio of expenses to average net assets*         0.75%       0.75%        0.62%       0.50%         0.50%        0.50%        0.50%
Ratio of expenses to average net assets
before voluntary expense limitation*             1.06%       1.19%        1.21%       1.34%         0.59%        0.71%        0.96%
Portfolio turnover rate                            49%         43%          51%         15%           49%          43%          51%
Average brokerage commissions (d)               $.045         N/A          N/A         N/A         $.045          N/A          N/A
------------------------------------------------------------------------------------------------------------------------------------

                                                                 Class A                                   Class B
                                                                 -------                                   -------
GE Strategic Investment Fund                    9/30/96(e)      9/30/95(e)    9/30/94(b)      9/30/96(e)    9/30/95(e)     9/30/94
------------------------------------------------------------------------------------------------------------------------------------
Inception date                                        --            --       12/22/93              --           --        12/22/93
Net asset value, beginning of period               $18.43        $15.71        $16.21           $18.26       $15.62         $16.14
Income (loss) from investment operations:
Net investment income                                0.51          0.52          0.48             0.41         0.40           0.27
Net realized and unrealized
gains (losses) on investments                        1.90          2.57         (0.65)            1.87         2.58          (0.46)
------------------------------------------------------------------------------------------------------------------------------------
Total income (loss) from
investment operations                                2.41          3.09         (0.17)            2.28         2.98          (0.19)
------------------------------------------------------------------------------------------------------------------------------------
Less distributions from:
Net investment income                                0.43          0.37          0.27             0.42         0.34           0.27
Net realized gains                                   0.08          0.00          0.06             0.08         0.00           0.06
------------------------------------------------------------------------------------------------------------------------------------
Total distributions                                  0.51          0.37          0.33             0.50         0.34           0.33
------------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                     $20.33        $18.43        $15.71           $20.04       $18.26         $15.62
====================================================================================================================================
TOTAL RETURN (a)                                    13.35%        20.12%        (1.32%)          12.73%       19.53%         (1.25%)

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)          $25,232        $8,778        $1,104           $3,701         $882           $150
Ratio of net investment income
to average net assets*                               2.60%         2.95%         2.59%            2.11%        2.46%          1.92%
Ratio of expenses to average net assets*             1.12%         1.15%         1.15%            1.65%        1.65%          1.65%
Ratio of expenses to average net assets
before voluntary expense limitation*                 1.15%         1.19%         1.58%            2.10%        3.50%          2.08%
Portfolio turnover rate                                93%           98%           68%              93%          98%            68%
Average brokerage commissions (d)                   $.046           N/A           N/A            $.046          N/A            N/A


                                                                    Class C                                      Class D
                                                                    -------                                      -------
GE Strategic Investment Fund                 9/30/96(e)    9/30/95(e)    9/30/94      9/30/93(c)   9/30/96(e)    9/30/95    9/30/94
------------------------------------------------------------------------------------------------------------------------------------
Inception date                                     --           --            --        1/5/93          --          --     11/29/93
Net asset value, beginning of period            $18.46       $15.72        $16.08       $15.00        $18.49      $15.74     $16.02
Income (loss) from investment operations:
Net investment income                             0.54         0.53          0.44         0.23          0.63        0.55       0.45
Net realized and unrealized
gains (losses) on investments                     1.92         2.59         (0.48)        0.85          1.90        2.62      (0.40)
------------------------------------------------------------------------------------------------------------------------------------
Total income (loss) from
investment operations                             2.46         3.12         (0.04)        1.08          2.53        3.17       0.05
------------------------------------------------------------------------------------------------------------------------------------
Less distributions from:
Net investment income                             0.46         0.38          0.26         0.00          0.50        0.42       0.27
Net realized gains                                0.08         0.00          0.06         0.00          0.08        0.00       0.06
------------------------------------------------------------------------------------------------------------------------------------
Total distributions                               0.54         0.38          0.32         0.00          0.58        0.42       0.33
------------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                  $20.38       $18.46        $15.72       $16.08        $20.44      $18.49     $15.74
====================================================================================================================================
TOTAL RETURN (a)                                 13.58%       20.35%        (0.27%)       8.06%        13.95%      20.70%      0.25%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)       $26,467      $17,821       $13,018      $12,780       $36,162     $18,665    $17,159
Ratio of net investment income
to average net assets*                            2.81%        3.21%         2.62%        2.68%         3.16%       3.46%      2.93%
Ratio of expenses to average net assets*          0.90%        0.90%         0.85%        0.65%         0.58%       0.65%      0.65%
Ratio of expenses to average net assets
before voluntary expense limitation*              1.05%        1.03%         1.33%        1.65%         0.59%       0.97%      1.08%
Portfolio turnover rate                             93%          98%           68%          20%           93%         98%        68%
Average brokerage commissions (d)                 $.046          N/A           N/A          N/A         $.046        N/A        N/A

----------
See Notes to Financial Highlights and Financial Statements

Selected data based on a share outstanding throughout the period(s) indicated

                                                             Class A                                 Class B
                                                             -------                                 -------
GE Tax-Exempt Fund                              9/30/96      9/30/95     9/30/94(b)      9/30/96      9/30/95     9/30/94
---------------------------------------------------------------------------------------------------------------------------
Inception date                                     --           --       12/22/93          --           --       12/22/93
Net asset value, beginning of period             $11.77       $11.32      $12.31         $11.78       $11.32      $12.30
Income (loss) from investment operations:
Net investment income                              0.51         0.53        0.39           0.45         0.47        0.34
Net realized and unrealized
gains (losses) on investments                     (0.10)        0.46       (1.00)         (0.10)        0.47       (0.98)
---------------------------------------------------------------------------------------------------------------------------
Total income (loss) from
investment operations                              0.41         0.99       (0.61)          0.35         0.94       (0.64)
---------------------------------------------------------------------------------------------------------------------------
Less distributions from:
Net investment income                              0.51         0.54        0.38           0.45         0.48        0.34
Net realized gains                                 0.00         0.00        0.00           0.00         0.00        0.00
---------------------------------------------------------------------------------------------------------------------------
Total distributions                                0.51         0.54        0.38           0.45         0.48        0.34
---------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                   $11.67       $11.77      $11.32         $11.68       $11.78      $11.32
===========================================================================================================================

TOTAL RETURN (a)                                   3.52%        8.96%      (5.40%)         3.01%        8.51%      (5.28%)

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)           $537         $389         $53         $1,318         $689         $61
Ratio of net investment income
to average net assets*                             4.33%        4.54%       4.34%          3.83%        3.81%       3.68%
Ratio of expenses to average net assets*           1.02%        1.10%       1.10%          1.52%        1.60%       1.60%
Ratio of expenses to average net assets
before voluntary expense limitation*               2.85%        3.00%       1.58%          2.41%        3.50%       2.08%
Portfolio turnover rate                             145%          86%         23%           145%          86%         23%
---------------------------------------------------------------------------------------------------------------------------


                                                                 Class C                                    Class D
                                                                 -------                                    -------
GE Tax-Exempt Fund                            9/30/96     9/30/95     9/30/94      9/30/93(c)   9/30/96     9/30/95       9/30/94
----------------------------------------------------------------------------------------------------------------------------------
Inception date                                   --          --          --          1/5/93         --         --        11/29/93
Net asset value, beginning of period           $11.77      $11.32      $12.36        $12.00      $11.78      $11.32        $12.11
Income (loss) from investment operations:
Net investment income                            0.53        0.57        0.54          0.33        0.58        0.60          0.47
Net realized and unrealized
gains (losses) on investments                   (0.09)       0.45       (1.06)         0.36       (0.12)       0.46         (0.80)
----------------------------------------------------------------------------------------------------------------------------------
Total income (loss) from
investment operations                            0.44        1.02       (0.52)         0.69        0.46        1.06         (0.33)
----------------------------------------------------------------------------------------------------------------------------------
Less distributions from:
Net investment income                            0.54        0.57        0.52          0.33        0.57        0.60          0.46
Net realized gains                               0.00        0.00        0.00          0.00        0.00        0.00          0.00
Total distributions                              0.54        0.57        0.52          0.33        0.57        0.60          0.46
----------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                 $11.67      $11.77      $11.32        $12.36      $11.67      $11.78        $11.32
==================================================================================================================================
TOTAL RETURN (a)                                 3.77%       9.23%      (4.30%)        5.48%       3.95%       9.59%        (2.80%)

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)       $7,728      $6,816      $6,917       $10,136      $2,960      $3,905        $4,995
Ratio of net investment income
to average net assets*                           4.57%       4.94%       4.41%         3.56%       4.83%       5.20%         4.65%
Ratio of expenses to average net assets*         0.78%       0.85%       0.79%         0.60%       0.53%       0.60%         0.60%
Ratio of expenses to average net assets
before voluntary expense limitation*             1.34%       1.18%       1.33%         1.53%       1.03%       1.47%         1.08%
Portfolio turnover rate                           145%         86%         23%           29%        145%         86%           23%
----------------------------------------------------------------------------------------------------------------------------------

                                                                   Class A                                   Class B
                                                                   -------                                   -------
GE Fixed Income Fund                               9/30/96         9/30/95       9/30/94(b)      9/30/96     9/30/95     9/30/94
----------------------------------------------------------------------------------------------------------------------------------
Inception date                                        --             --         12/22/93           --           --       12/22/93
Net asset value, beginning of period                $11.91         $11.27         $12.19         $11.91       $11.26      $12.15
Income (loss) from investment operations:
Net investment income                                 0.65           0.73           0.47           0.60         0.65        0.42
Net realized and unrealized
gains (losses) on investments                        (0.19)          0.63          (0.84)         (0.20)        0.66       (0.81)
----------------------------------------------------------------------------------------------------------------------------------
Total income (loss) from
investment operations                                 0.46           1.36          (0.37)          0.40         1.31       (0.39)
----------------------------------------------------------------------------------------------------------------------------------
Less distributions from:
Net investment income                                 0.68           0.72           0.47           0.61         0.66        0.42
Net realized gains                                    0.00           0.00           0.08           0.00         0.00        0.08
----------------------------------------------------------------------------------------------------------------------------------
Total distributions                                   0.68           0.72           0.55           0.61         0.66        0.50
----------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                      $11.69         $11.91         $11.27         $11.70       $11.91      $11.26
==================================================================================================================================

TOTAL RETURN (a)                                      3.91%         12.48%         (3.02%)         3.41%       11.98%      (3.31%)

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)           $15,653         $5,400        $26,023         $1,673         $234         $65
Ratio of net investment income
to average net assets*                                5.66%          6.22%          5.37%          5.19%        5.57%       4.83%
Ratio of expenses to average net assets*              1.05%          1.08%          1.10%          1.60%        1.60%       1.58%
Ratio of expenses to average net assets
before voluntary expense limitation*                  1.12%          1.18%          1.51%          2.44%        3.50%       2.01%
Portfolio turnover rate                                275%           315%           298%           275%         315%        298%


                                                                  Class C                                    Class D
                                                                  -------                                    -------
GE Fixed Income Fund                          9/30/96      9/30/95     9/30/94     9/30/93(c)   9/30/96      9/30/95       9/30/94
----------------------------------------------------------------------------------------------------------------------------------
Inception date                                    --           --          --       1/5/93          --         --        11/29/93
Net asset value, beginning of period           $11.92       $11.27      $12.31      $12.00       $11.92      $11.27        $12.17
Income (loss) from investment operations:
Net investment income                            0.69         0.73        0.61        0.36         0.72        0.77          0.55
Net realized and unrealized
gains (losses) on investments                   (0.21)        0.67       (0.96)       0.31        (0.22)       0.65         (0.83)
----------------------------------------------------------------------------------------------------------------------------------
Total income (loss) from
investment operations                            0.48         1.40       (0.35)       0.67         0.50        1.42         (0.28)
----------------------------------------------------------------------------------------------------------------------------------
Less distributions from:
Net investment income                            0.70         0.75        0.61        0.36         0.73        0.77          0.54
Net realized gains                               0.00         0.00        0.08        0.00         0.00        0.00          0.08
----------------------------------------------------------------------------------------------------------------------------------
Total distributions                              0.70         0.75        0.69        0.36         0.73        0.77          0.62
----------------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                 $11.70       $11.92      $11.27      $12.31       $11.69      $11.92        $11.27
==================================================================================================================================

TOTAL RETURN (a)                                 4.10%       12.81%      (2.97%)      5.24%        4.32%      13.10%        (2.34%)

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)      $28,115      $21,401     $13,600     $11,485      $19,098      $6,642        $2,732
Ratio of net investment income
to average net assets*                           5.84%        6.37%       5.22%       3.87%        6.14%       6.57%         5.40%
Ratio of expenses to average net assets*         0.85%        0.85%       0.79%       0.60%        0.55%       0.59%         0.58%
Ratio of expenses to average net assets
before voluntary expense limitation*             0.99%        0.95%       1.26%       1.63%        0.57%       2.50%         1.01%
Portfolio turnover rate                           275%         315%        298%         68%         275%        315%          298%

----------
See Notes to Financial Highlights and Financial Statements

Selected data based on a share outstanding throughout the period(s) indicated

                                                             Class A                               Class B
                                                             -------                               -------
GE Short-Term Government Fund                   9/30/96      9/30/95     9/30/94      9/30/96      9/30/95     9/30/94
-----------------------------------------------------------------------------------------------------------------------
Inception date                                     --           --        3/2/94          --           --       3/2/94
Net asset value, beginning of period             $11.91       $11.72      $12.00       $11.90       $11.72      $12.00
Income (loss) from investment operations:
Net investment income                              0.60         0.64        0.35         0.56         0.59        0.33
Net realized and unrealized
gains (losses) on investments                     (0.06)        0.21       (0.30)       (0.05)        0.21       (0.31)
-----------------------------------------------------------------------------------------------------------------------
Total income from
investment operations                              0.54         0.85        0.05         0.51         0.80        0.02
-----------------------------------------------------------------------------------------------------------------------
Less distributions from:
Net investment income                              0.61         0.66        0.33         0.57         0.62        0.30
Net realized gains                                 0.06         0.00        0.00         0.06         0.00        0.00
-----------------------------------------------------------------------------------------------------------------------
Total distributions                                0.67         0.66        0.33         0.63         0.62        0.30
-----------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                   $11.78       $11.91      $11.72       $11.78       $11.90      $11.72
=======================================================================================================================
TOTAL RETURN (a)                                   4.63%        7.48%       0.40%        4.35%        7.01%       0.20%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)           $340         $285         $35         $145          $83         $25
Ratio of net investment income
to average net assets*                             5.04%        5.27%       4.75%        4.67%        5.07%       4.38%
Ratio of expenses to average net assets*           0.95%        0.95%       0.95%        1.30%        1.30%       1.30%
Ratio of expenses to average net assets
before voluntary expense limitation*               3.00%        3.00%       1.71%        3.35%        3.35%       2.06%
Portfolio turnover rate                             201%         415%        146%         201%         415%        146%
-----------------------------------------------------------------------------------------------------------------------

                                                          Class C                                  Class D
                                                          -------                                  -------
GE Short-Term Government Fund                 9/30/96     9/30/95     9/30/94         9/30/96      9/30/95     9/30/94
-----------------------------------------------------------------------------------------------------------------------
Inception date                                    --          --       3/2/94             --           --       3/2/94
Net asset value, beginning of period           $11.91      $11.72      $12.00          $11.90       $11.72      $12.00
Income (loss) from investment operations:
Net investment income                            0.63        0.66        0.36            0.66         0.69        0.39
Net realized and unrealized
gains (losses) on investments                   (0.05)       0.22       (0.30)          (0.05)        0.21       (0.31)
-----------------------------------------------------------------------------------------------------------------------
Total income from
investment operations                            0.58        0.88        0.06            0.61         0.90        0.08
-----------------------------------------------------------------------------------------------------------------------
Less distributions from:
Net investment income                            0.64        0.69        0.34            0.67         0.72        0.36
Net realized gains                               0.06        0.00        0.00            0.06         0.00        0.00
-----------------------------------------------------------------------------------------------------------------------
Total distributions                              0.70        0.69        0.34            0.73         0.72        0.36
-----------------------------------------------------------------------------------------------------------------------

Net asset value, end of period                 $11.79      $11.91      $11.72          $11.78       $11.90      $11.72
=======================================================================================================================

TOTAL RETURN (a)                                 4.98%       7.74%       0.53%           5.24%        7.92%       0.69%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)       $3,653      $2,437        $287          $7,786       $8,048      $7,822
Ratio of net investment income
to average net assets*                           5.28%       5.62%       5.18%           5.54%        5.89%       5.32%
Ratio of expenses to average net assets*         0.70%       0.70%       0.70%           0.45%        0.45%       0.45%
Ratio of expenses to average net assets
before voluntary expense limitation*             1.34%       1.84%       1.46%           0.83%        0.98%       1.21%
Portfolio turnover rate                           201%        415%        146%            201%         415%        146%
-----------------------------------------------------------------------------------------------------------------------


GE Money Market Fund                                       9/30/96          9/30/95        9/30/94        9/30/93(c)
--------------------------------------------------------------------------------------------------------------------
Inception date                                                --               --              --          1/5/93
Net asset value, beginning of period                        $1.00            $1.00          $1.00           $1.00
Income (loss) from investment operations:
Net investment income                                        0.05             0.05           0.03            0.02
Net realized and unrealized
gains (losses) on investments                                0.00             0.00           0.00            0.00
--------------------------------------------------------------------------------------------------------------------
Total income from investment operations                      0.05             0.05           0.03            0.02
--------------------------------------------------------------------------------------------------------------------
Less distributions from:
Net investment income                                        0.05             0.05           0.03            0.02
Net realized gains                                           0.00             0.00           0.00            0.00
--------------------------------------------------------------------------------------------------------------------
Total distributions                                          0.05             0.05           0.03            0.02
--------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                              $1.00            $1.00          $1.00           $1.00
====================================================================================================================
TOTAL RETURN (a)                                             5.18%            5.52%          3.31%           1.64%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands)                  $85,842          $71,664         $53,607        $17,197
Ratio of net investment income
to average net assets*                                       5.06%            5.32%          3.41%           2.27%
Ratio of expenses to average net assets*                     0.45%            0.45%          0.45%           0.45%
Ratio of expenses to average net assets
before voluntary expense limitation*                         0.66%            0.70%          1.04%           1.48%

----------
Notes to Financial Highlights

(a) Total returns are historical and assume changes in share price, reinvestment of dividends and capital gains, and assume no sales charge. Had the advisor not absorbed a portion of expenses, total return would have been lower. Periods less than one year are not annualized.

(b) Per share information is for the period since inception through September 30, 1994, and the total return information is for the period January 1, 1994, commencement of investment operations, through September 30, 1994.

(c) Per share information is for the period since inception through September 30, 1993, and the total return information is for the period February 22, 1993, commencement of investment operations, through September 30, 1993, except for GE Tax-Exempt Fund, which is from February 26, 1993 through September 30, 1993.

(d) For the fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for trades on which commissions are charged. This rate does not reflect mark-ups, mark-downs or spreads on shares traded on a principal basis.

(e) Per share data is based on average shares outstanding during the period. Certain reclassifications have been made to prior year balances to conform to the classifications used in 1996.

*    Annualized for periods less than one year.

See Notes to Financial Statements

Statements Of Assets
And Liabilities September 30, 1996

--------------------------------------------------------------------------------------------------------------------
                                                                  GE                    GE                   GE
                                                             INTERNATIONAL            GLOBAL                U.S.
                                                                EQUITY                EQUITY               EQUITY
                                                                 FUND                  FUND                 FUND
--------------------------------------------------------------------------------------------------------------------
ASSETS
Investments in securities, at market (cost $66,615,140,
$35,615,016, $184,645,848, $70,117,584, $12,044,928,
$62,797,638, $11,561,462, and $0, respectively)              $ 72,352,179         $ 41,096,589         $223,295,548
Short term investments (at amortized cost)                      1,580,000            2,078,983           11,365,000
Cash                                                                    0                    0               16,064
Foreign currency (cost $960,413, $272,388,
$406, $143,781, $0, $0, $0,
and $0, respectively)                                             952,823              271,534                  405
Receivable for investments sold                                   142,168               51,287              287,809
Income receivables                                                258,586              132,308              426,042
Receivable for fund shares sold                                    87,625               20,535            1,349,131
Receivable on forward foreign currency contracts                        0                    0                    0
Deferred organizational costs                                      48,296               26,797               41,625
-------------------------------------------------------------------------------------------------------------------
Total assets                                                   75,421,677           43,678,033          236,781,624
-------------------------------------------------------------------------------------------------------------------
LIABILITIES
Distributions payable to shareholders                                   0                    0                    0
Payable for investments purchased                                 112,668              133,303              353,459
Payable for fund shares repurchased                                 3,636               18,606               78,671
Payable to GEIM                                                   115,057               64,915              127,474
Payable to custodian                                                  765                1,854                    0
-------------------------------------------------------------------------------------------------------------------
Total liabilities                                                 232,126              218,678              559,604
-------------------------------------------------------------------------------------------------------------------
NET ASSETS                                                   $ 75,189,551         $ 43,459,355         $236,222,020
===================================================================================================================
NET ASSETS CONSIST OF:
Capital paid in                                              $ 67,224,609         $ 35,372,173         $174,390,310
Undistributed net investment income                               484,828              107,597            2,857,691
Accumulated net realized gain (loss)                            1,750,374            2,498,694           20,205,114
Net unrealized appreciation / (depreciation) on:
Investments                                                     5,737,039            5,481,573           38,649,700
Futures                                                                 0                    0              119,100
Written options                                                         0                    0                    0
Foreign currency transactions                                      (7,299)                (682)                 105
-------------------------------------------------------------------------------------------------------------------
NET ASSETS                                                   $ 75,189,551         $ 43,459,355         $236,222,020
===================================================================================================================

Class A:
Net assets                                                   $  8,461,947         $  4,054,663         $ 34,523,068
Shares outstanding ($.001 par value)                              479,531              184,261            1,478,987
Net asset value per share                                    $      17.65         $      22.01         $      23.34
Maximum offering price per share                             $      18.53         $      23.11         $      24.50

Class B:
Net assets                                                   $    272,194         $    599,838         $  7,193,625
Shares outstanding ($.001 par value)                               15,579               27,425              318,747
Net asset value per share*                                   $      17.47         $      21.87         $      22.57

Class C:
Net assets                                                   $  3,230,410         $ 28,681,675         $ 50,034,782
Shares outstanding ($.001 par value)                              182,985            1,293,185            2,173,778
Net asset value per share                                    $      17.65         $      22.18         $      23.02

Class D:
Net assets                                                   $ 63,225,000         $ 10,123,179         $144,470,545
Shares outstanding ($.001 par value)                            3,560,095              454,974            6,272,480
Net asset value per share                                    $      17.76         $      22.25         $      23.03


* Redemption price per share is equal to net asset value per share less any applicable contingent deferred sales charge.

** GE Money Market Fund is a no load fund offering only one class of shares to all investors.

----------
See Notes to Financial Statements.

-------------------------------------------------------------------------------------------------
     GE                   GE                   GE                  GE                    GE
  STRATEGIC              TAX-                 FIXED             SHORT-TERM             MONEY
  INVESTMENT            EXEMPT               INCOME             GOVERNMENT            MARKET
    FUND                 FUND                 FUND                 FUND                FUND**
-------------------------------------------------------------------------------------------------

$ 81,104,684         $ 12,197,688         $ 62,681,542         $ 11,513,166         $          0
  11,490,591                    0            6,479,807              310,000           85,220,911
       1,325               84,127            1,024,764                8,677                4,920


     142,807                    0                    0                    0                    0
     389,012              565,844            2,469,560               17,019                    0
     444,638              200,324              720,204              103,399              177,994
      19,511               11,555               35,043                2,466              749,738
           0                    0                9,137                    0                    0
      26,798               21,853               31,739               48,295               21,853
-------------------------------------------------------------------------------------------------
  93,619,366           13,081,391           73,451,796           12,003,022           86,175,416
-------------------------------------------------------------------------------------------------

           0                8,028               52,321                9,380               57,774
   1,954,592              500,390            8,785,082               17,000                    0
      28,603                5,607               12,336                  147              223,212
      74,417               24,392               62,830               52,647               52,745
           0                    0                    0                    0                    0
-------------------------------------------------------------------------------------------------
   2,057,612              538,417            8,912,569               79,174              333,731
-------------------------------------------------------------------------------------------------
$ 91,561,754         $ 12,542,974         $ 64,539,227         $ 11,923,848         $ 85,841,685
=================================================================================================

$ 77,937,249         $ 12,955,373         $ 68,528,850         $ 11,959,198         $ 85,805,725
   1,623,000               44,788               95,901               22,580               44,818
   1,015,111             (609,947)          (3,978,654)              (9,634)              (8,858)

  10,987,100              152,760             (116,096)             (48,296)                   0
           0                    0                    0                    0                    0
           0                    0                    0                    0                    0
        (706)                   0                9,226                    0                    0
-------------------------------------------------------------------------------------------------
$ 91,561,754         $ 12,542,974         $ 64,539,227         $ 11,923,848         $ 85,841,685
=================================================================================================

$ 25,231,655         $    536,849         $ 15,652,888         $    339,526         $          0
   1,241,211               46,010            1,339,392               28,810                    0
$      20.33         $      11.67         $      11.69         $      11.78         $          0
$      21.34         $      12.19         $      12.21         $      12.08         $          0


$  3,700,795         $  1,318,566         $  1,673,148         $    145,164         $          0
     184,645              112,872              142,959               12,324                    0
$      20.04         $      11.68         $      11.70         $      11.78         $          0


$ 26,466,866         $  7,727,634         $ 28,114,641         $  3,653,363         $ 85,841,685
   1,298,772              662,201            2,403,229              309,790           85,850,615
$      20.38         $      11.67         $      11.70         $      11.79         $       1.00


$ 36,162,438         $  2,959,925         $ 19,098,550         $  7,785,795         $          0
   1,769,483              253,604            1,633,266              660,802                    0
$      20.44         $      11.67         $      11.69         $      11.78         $          0


Statements Of Operations
For the year ended September 30, 1996


--------------------------------------------------------------------------------------------------------
                                                         GE                   GE                  GE
                                                    INTERNATIONAL           GLOBAL               U.S.
                                                       EQUITY               EQUITY              EQUITY
                                                        FUND                 FUND                FUND
--------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
Income:
Dividends                                         $  1,179,977         $    599,600         $  4,435,493
Interest                                               140,684               98,183              632,975
Less: Foreign taxes withheld                          (142,115)             (53,874)             (41,456)
--------------------------------------------------------------------------------------------------------
Total income                                         1,178,546              643,909            5,027,012
--------------------------------------------------------------------------------------------------------
Expenses:
Advisory and administration fees                       464,327              287,004              836,061
Distribution fees
         Class A                                        28,518               16,518              123,210
         Class B                                         1,879                4,691               43,357
         Class C                                         5,389               64,606               95,381
Blue Sky
         Class A                                         7,393                7,228                8,411
         Class B                                         6,515                6,621                6,573
         Class C                                         9,369               21,392               15,808
         Class D                                        22,191               11,800               48,597
Transfer agent
         Class A                                         3,793                7,706               15,867
         Class B                                         1,924                4,374               16,401
         Class C                                         6,836               82,174               81,766
         Class D                                        16,833                2,313                9,989
Trustees' fees                                           3,935                3,008               15,306
Custody and accounting                                   6,839                5,220               26,565
Professional fees                                       40,783               31,180              158,683
Registration                                             7,082                5,414               27,553
Amortization of deferred organization
         expense                                        18,347               19,402               30,016
Other                                                   14,870               11,372               57,861
--------------------------------------------------------------------------------------------------------
Total expenses before waiver                           666,823              592,023            1,617,405
Less: Expenses waived or borne by
         the advisor                                   (24,972)             (85,533)            (309,241)
--------------------------------------------------------------------------------------------------------
Net expenses                                           641,851              506,490            1,308,164
--------------------------------------------------------------------------------------------------------
Net investment income                                  536,695              137,419            3,718,848
========================================================================================================

NET REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS
Realized gain (loss) on:
         Investments                                 2,140,832            2,608,823           20,483,986
         Futures                                             0                    0              888,676
         Written options                                     0                    0               31,735
         Foreign currency transactions                 (69,965)             (43,438)              (4,017)
Increase (decrease) in unrealized
appreciation/depreciation on:
         Investments                                 3,648,065            1,436,241           10,336,087
         Futures                                             0                    0              120,150
         Written options                                     0                    0                4,320
         Foreign currency transactions                 (10,228)               1,375                 (198)
--------------------------------------------------------------------------------------------------------
Net realized and unrealized gain
         (loss) on investments                       5,708,704            4,003,001           31,860,739
--------------------------------------------------------------------------------------------------------
Net increase in net assets
resulting from operations                         $  6,245,399         $  4,140,420         $ 35,579,587
========================================================================================================


----------
See Notes to Financial Statements.


-------------------------------------------------------------------------------------------
       GE                   GE                GE                   GE                 GE
   STRATEGIC               TAX-              FIXED              SHORT-TERM          MONEY
  INVESTMENT              EXEMPT            INCOME              GOVERNMENT          MARKET
     FUND                  FUND              FUND                  FUND              FUND
-------------------------------------------------------------------------------------------

$   763,219         $         0         $    14,209         $         0         $         0
  1,862,384             641,858           3,684,621             688,149           4,521,005
    (30,172)                  0                (375)               (262)                  0
-------------------------------------------------------------------------------------------
  2,595,431             641,858           3,698,455             687,887           4,521,005
-------------------------------------------------------------------------------------------

    243,374              42,029             192,880              34,453             205,219

     70,248               2,322              62,401               1,743                   0
     24,715              11,328              10,963               1,163                   0
     56,162              18,259              63,128               7,883                   0

      8,385               6,581               9,886               6,540                   0
      6,647               6,551               6,555               6,529                   0
     17,070              15,734              20,045              10,420              38,976
     15,442              11,394               7,273              16,166                   0

     14,371               1,295               5,274               1,449                   0
      8,769               2,063               3,575                 824                   0
     49,616              16,391              43,827               4,535             159,234
     17,000                 319               3,828                 947                   0
      4,231               1,069               3,081                 966               6,405
      7,353               1,858               5,359               1,678              11,120
     43,846              11,097              31,955              10,021              66,426
      7,614               1,927               5,549               1,741              11,534

     19,401              15,866              22,941              18,348              15,866
     15,987               4,034              11,650               3,656              24,250
-------------------------------------------------------------------------------------------
    630,231             170,117             510,170             129,062             539,030

    (53,026)            (74,915)            (56,349)            (66,598)           (169,636)
-------------------------------------------------------------------------------------------
    577,205              95,202             453,821              62,464             369,394
-------------------------------------------------------------------------------------------
  2,018,226             546,656           3,244,634             625,423           4,151,611
===========================================================================================




  1,142,947              57,428          (1,228,965)             (1,342)             (5,488)
          0                   0               6,476                   0                   0
   (132,368)                  0                   0                   0                   0
     (8,335)                  0              54,512                   0                   0


  5,541,959            (157,166)           (607,341)            (58,761)                  0
          0                   0                   0                   0                   0
     38,144                   0                   0                   0                   0
      3,601                   0               6,950                   0                   0
-------------------------------------------------------------------------------------------

  6,585,948             (99,738)         (1,768,368)            (60,103)             (5,488)
-------------------------------------------------------------------------------------------

$ 8,604,174        $    446,918        $  1,476,266        $    565,320         $ 4,146,123
===========================================================================================



Statement Of Changes
In Net Assets


------------------------------------------------------------------------------------------------------------------------------------
                                                         GE                            GE                           GE
                                                     INTERNATIONAL                    GLOBAL                       U.S.
                                                       EQUITY                         EQUITY                      EQUITY
                                                        FUND                           FUND                        FUND
------------------------------------------------------------------------------------------------------------------------------------
                                             Year Ended     Year Ended      Year Ended      Year Ended    Year Ended    Year Ended
                                              September     September       September        September    September      September
                                               30, 1996      30, 1995       30, 1996         30, 1995     30, 1996       30, 1995
------------------------------------------------------------------------------------------------------------------------------------
INCREASE IN NET ASSETS
Operations:
Net investment income                      $    536,695   $    292,459     $  137,419      $  216,432    $ 3,718,848   $  3,231,756
Net realized gain (loss) on investments,
   futures, written options, and
   foreign currency transactions              2,070,867       (337,917)     2,565,385         415,492     21,400,380      1,669,029
Net increase (decrease) in unrealized
   appreciation/depreciation                  3,637,837      1,716,419      1,437,616       1,771,654     10,460,359     29,031,181
------------------------------------------------------------------------------------------------------------------------------------
Net increase from operations                  6,245,399      1,670,961      4,140,420       2,403,578     35,579,587     33,931,966
------------------------------------------------------------------------------------------------------------------------------------
Distributions to shareholders from:
Net investment income
         Class A                                 (6,640)           (85)        (2,429)         (4,762)      (262,767)             0
         Class B                                      0            (45)             0            (213)       (33,028)        (2,872)
         Class C                                 (5,998)        (4,356)       (47,344)       (101,076)      (515,508)      (300,089)
         Class D                               (206,019)      (171,765)       (29,722)        (77,394)    (2,441,173)    (2,525,130)
Net realized gains
         Class A                                      0              0        (54,657)        (19,779)      (220,116)       (12,003)
         Class B                                      0              0         (7,141)         (4,264)       (29,002)          (914)
         Class C                                      0              0       (439,601)       (446,448)      (397,494)       (94,068)
         Class D                                      0              0       (126,339)       (229,385)    (1,698,965)      (647,519)
------------------------------------------------------------------------------------------------------------------------------------
Total distributions                            (218,657)      (176,251)      (707,233)       (883,321)    (5,598,053)    (3,582,595)
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets from
operations and distributions                  6,026,742      1,494,710      3,433,187       1,520,257     29,981,534     30,349,371
------------------------------------------------------------------------------------------------------------------------------------
Share transactions:
Proceeds from sale of shares
         Class A                              4,999,853      4,108,324      1,784,436       2,331,228     20,169,488     12,433,013
         Class B                                264,006         65,940        248,489         260,340      5,416,144      1,432,986
         Class C                              2,057,845      1,027,313      6,612,036       6,650,382     22,892,916      8,583,711
         Class D                             46,890,336     17,424,643      4,132,262       3,165,696     64,219,284     66,777,376
Value of distributions reinvested
         Class A                                  6,640             85         56,966          24,540        483,588         12,000
         Class B                                      0             45          7,140           4,476         62,916          3,784
         Class C                                  5,587          4,212        477,266         533,926        897,146        386,529
         Class D                                206,019        171,765        156,060         306,780      4,140,136      3,144,247
Cost of shares redeemed
         Class A                             (1,078,451)      (576,926)      (903,662)       (374,151)    (4,687,102)      (680,682)
         Class B                                (65,189)       (46,018)       (53,819)        (58,967)      (409,610)       (80,582)
         Class C                               (327,094)      (295,940)    (4,463,175)     (5,042,589)    (5,137,572)    (3,885,378)
         Class D                            (21,970,397)   (12,205,061)    (4,662,441)     (4,445,663)   (72,772,334)   (80,082,954)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) from
share transactions                           30,989,155      9,678,382      3,391,558       3,355,998     35,275,000      8,044,050
------------------------------------------------------------------------------------------------------------------------------------
Total increase (decrease) in net assets      37,015,897     11,173,092      6,824,745       4,876,255     65,256,534     38,393,421
NET ASSETS
Beginning of period                          38,173,654     27,000,562     36,634,610      31,758,355    170,965,486    132,572,065
------------------------------------------------------------------------------------------------------------------------------------
End of period                              $ 75,189,551   $ 38,173,654   $ 43,459,355    $ 36,634,610   $236,222,020   $170,965,486
====================================================================================================================================
Undistributed net investment
income, end of period                      $    484,828   $    218,407   $    107,597    $     78,059   $  2,857,691   $  2,397,013


* GE Money Market Fund is a no load Fund offering only one class of shares to all investors

----------
See Notes to Financial Statements.


------------------------------------------------------------------------------------------------------------------------------------
              GE                         GE                         GE                         GE                     GE
            STRATEGIC                   TAX-                       FIXED                    SHORT-TERM               MONEY
            INVESTMENT                 EXEMPT                      INCOME                   GOVERNMENT               MARKET
              FUND                      FUND                        FUND                       FUND                   FUND*
------------------------------------------------------------------------------------------------------------------------------------
  Year Ended    Year Ended     Year Ended    Year Ended   Year Ended   Year Ended   Year Ended  Year Ended   Year Ended   Year Ended
   September     September      September    September    September    September    September   September    September    September
   30, 1996      30, 1995       30, 1996     30, 1995     30, 1996     30, 1995     30, 1996     30, 1995     30, 1996     30, 1995
------------------------------------------------------------------------------------------------------------------------------------

$  2,018,226  $  1,196,476  $   546,656  $   549,458  $ 3,244,634  $ 1,542,054  $   625,423  $   553,483   $ 4,151,611  $ 3,466,116


   1,002,244       296,527       57,428     (518,751)  (1,167,977)    (911,507)      (1,342)      92,476        (5,488)           0

   5,583,704     5,579,652     (157,166)     926,079     (600,391)   1,964,369      (58,761)      87,066             0            0
------------------------------------------------------------------------------------------------------------------------------------
   8,604,174     7,072,655      446,918      956,786    1,476,266    2,594,916      565,320      733,025     4,146,123   3,466,116
------------------------------------------------------------------------------------------------------------------------------------


    (224,561)      (29,230)     (20,080)      (5,971)    (709,900)    (306,883)     (17,871)      (4,851)            0            0
     (36,223)       (5,064)     (43,346)      (4,896)     (57,106)      (7,292)      (6,475)      (2,070)            0            0
    (480,651)     (340,668)    (333,411)    (313,359)  (1,490,082)  (1,099,467)    (169,713)     (86,748)   (4,151,611)  (3,466,116)
    (515,952)     (460,723)    (149,794)    (225,257)  (1,011,836)    (142,189)    (442,799)    (480,304)            0            0

     (44,020)            0            0            0            0            0       (1,457)           0             0            0
      (7,310)            0            0            0            0            0         (405)           0             0            0
     (89,301)            0            0            0            0            0      (13,646)           0             0            0
     (88,357)            0            0            0            0            0      (33,443)           0             0            0
------------------------------------------------------------------------------------------------------------------------------------
  (1,486,375)     (835,685)    (546,631)    (549,483)  (3,268,924)  (1,555,831)    (685,809)    (573,973)   (4,151,611)  (3,466,116)
------------------------------------------------------------------------------------------------------------------------------------

   7,117,799     6,236,970      (99,713)     407,303   (1,792,658)   1,039,085     (120,489)     159,052        (5,488)           0
------------------------------------------------------------------------------------------------------------------------------------


  17,883,706     7,182,929      184,398      332,712   14,465,090    5,700,365      729,588      247,621             0            0
   2,827,055       786,579      910,235      629,874    1,637,270      255,439       89,871       70,000             0            0
   8,576,408     4,463,118    2,158,514    1,118,157   10,046,924    8,923,222    1,743,456    2,185,367   177,814,977  185,442,103
  25,183,286     7,201,248            0            0   20,655,949    6,272,781    1,694,811      167,065             0            0

     268,659        29,239       10,092        3,506      690,901      300,894       14,905        4,195             0            0
      42,201         5,063       28,592        4,370       47,491        6,850        4,689        2,041             0            0
     553,077       327,979      272,411      257,523    1,206,983      912,679      174,763       84,867     3,800,372    3,344,476
     472,353       460,719      147,775      225,255      991,882      141,112      469,809      480,184             0            0

  (3,072,661)     (535,113)     (42,587)      (2,873)  (4,397,297) (26,636,640)    (684,827)      (3,158)            0            0
    (281,702)     (131,483)    (289,191)     (10,148)    (211,360)    (100,613)     (30,407)     (15,199)            0            0
  (2,710,357)   (2,565,433)  (1,436,700)  (1,692,201)  (4,014,201)  (3,031,354)    (666,107)    (152,811) (167,432,164)(170,729,355)
 (11,444,286)   (8,746,818)  (1,100,006)  (1,500,060)  (8,464,459)  (2,526,883)  (2,349,374)    (544,992)            0            0
------------------------------------------------------------------------------------------------------------------------------------
  38,297,739     8,478,027      843,533     (633,885)  32,655,173   (9,782,148)   1,191,177    2,525,180    14,183,185   18,057,224
------------------------------------------------------------------------------------------------------------------------------------
  45,415,538    14,714,997      743,820     (226,582)  30,862,515   (8,743,063)   1,070,688    2,684,232    14,177,697   18,057,224

  46,146,216    31,431,219   11,799,154   12,025,736   33,676,712   42,419,775   10,853,160    8,168,928    71,663,988   53,606,764
------------------------------------------------------------------------------------------------------------------------------------
$ 91,561,754  $ 46,146,216  $12,542,974 $11,799,154  $64,539,227   $33,676,712  $11,923,848  $10,853,160   $85,841,685  $71,663,988
====================================================================================================================================
$  1,623,000  $    955,672  $    44,788 $    32,478  $    95,901   $    47,858  $    22,580  $    15,666   $    44,818  $    32,532


Statement of Changes
In Net Assets (continued)
Changes In Fund Shares

--------------------------------------------------------------------------------------------------------------------------------
                                                      GE                         GE                              GE
                                                 INTERNATIONAL                  GLOBAL                           U.S.
                                                   EQUITY                       EQUITY                          EQUITY
                                                     FUND                        FUND                            FUND
--------------------------------------------------------------------------------------------------------------------------------
                                          Year Ended    Year Ended     Year Ended     Year Ended      Year Ended      Year Ended
                                           September     September     September      September        September      September
                                           30, 1996      30, 1995       30, 1996       30, 1995        30, 1996        30, 1995
--------------------------------------------------------------------------------------------------------------------------------

CLASS A:

Shares sold by subscription                 294,637       284,516          85,979       121,585           920,456       708,859
Issued for distributions reinvested             405             6           2,868         1,382            23,382           760
Shares redeemed                             (64,247)      (37,459)        (43,891)      (19,572)         (211,845)      (37,975)
--------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in Fund shares      230,795       247,063          44,956       103,395           731,993       671,644
================================================================================================================================

CLASS B:

Shares sold by subscription                  15,817         4,284          11,994        13,889           255,210        77,863
Issued for distributions reinvested               0             3             360           252             3,135           246
Shares redeemed                              (3,843)       (2,941)         (2,589)       (3,099)          (18,909)       (4,451)
--------------------------------------------------------------------------------------------------------------------------------
Net increase in Fund shares                  11,974         1,346           9,765        11,042           239,436        73,658
================================================================================================================================

CLASS C:

Shares sold by subscription                 122,659        67,513         319,353       349,633         1,066,216       489,072
Issued for distributions reinvested             341           295          23,887        30,042            44,064        24,846
Shares redeemed                             (19,472)      (20,008)       (216,093)     (266,651)         (238,075)     (227,802)
--------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in Fund shares      103,528        47,800         127,147       113,024           872,205       286,116
================================================================================================================================

CLASS D:

Shares sold by subscription               2,756,412     1,129,189         197,330       167,151         3,068,016     3,838,354
Issued for distributions reinvested          12,531        11,978           7,803        17,187           203,647       202,724
Shares redeemed                          (1,273,543)     (814,812)       (230,524)     (244,112)       (3,416,836)   (4,733,502)
--------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in Fund shares    1,495,400       326,355         (25,391)      (59,774)         (145,173)     (692,424)
================================================================================================================================


* GE Money Market Fund is a no load Fund offering only one class of shares to all investors.

----------
See Notes to Financial Statements.

------------------------------------------------------------------------------------------------------------------------------------
             GE                        GE                         GE                     GE                          GE
           STRATEGIC                  TAX-                       FIXED                SHORT-TERM                    MONEY
          INVESTMENT                 EXEMPT                      INCOME               GOVERNMENT                    MARKET
             FUND                     FUND                       FUND                   FUND                        FUND*
------------------------------------------------------------------------------------------------------------------------------------
 Year Ended    Year Ended   Year Ended   Year Ended  Year Ended   Year Ended   Year Ended   Year Ended     Year Ended    Year Ended
  September    September    September    September   September    September     September    September     September      September
  30, 1996     30, 1995      30, 1996   30, 1995    30, 1996      30, 1995      30, 1996     30, 1995      30, 1996       30, 1995
------------------------------------------------------------------------------------------------------------------------------------

   906,804      435,194     15,739      28,305     1,202,556        495,095      61,992      20,854              0              0
    14,267        1,910        857         304        58,607         26,214       1,258         354              0              0
  (156,140)     (31,089)    (3,612)       (244)     (375,267)    (2,376,760)    (58,394)       (265)             0              0
------------------------------------------------------------------------------------------------------------------------------------
   764,931      406,015     12,984      28,365       885,896     (1,855,451)      4,856      20,943              0              0
====================================================================================================================================


   148,617       45,807     76,606      53,644       137,322         22,118       7,523       5,935              0              0
     2,264          332      2,434         377         4,042            589         396         174              0              0
   (14,530)      (7,429)   (24,675)       (860)      (18,027)        (8,853)     (2,586)     (1,280)             0              0
------------------------------------------------------------------------------------------------------------------------------------
   136,351       38,710     54,365      53,161       123,337         13,854       5,333       4,829              0              0
====================================================================================================================================


   443,753      272,667    183,515      97,435       843,984         774,361    146,513     185,888    177,814,977    185,465,791
    29,341       21,452     23,130      22,483       101,965          78,996     14,742       7,195      3,800,372      3,320,860
  (139,805)    (157,028)  (123,355)   (151,987)     (338,433)       (264,064)   (56,042)    (13,001)  (167,432,164)  (170,729,355)
------------------------------------------------------------------------------------------------------------------------------------
   333,289      137,091     83,290     (32,069)      607,516         589,293    105,213     180,082     14,183,185     18,057,296
====================================================================================================================================


 1,328,680      415,926          0           0     1,711,763        527,225     142,334      14,219             0              0
    25,058       30,112     12,532      19,730        84,091         12,081      39,635      40,870             0              0
  (593,811)    (526,586)   (90,536)   (129,315)     (719,913)      (224,431)   (197,251)    (46,499)            0              0
------------------------------------------------------------------------------------------------------------------------------------
   759,927      (80,548)   (78,004)   (109,585)    1,075,941        314,875     (15,282)      8,590             0              0
====================================================================================================================================


Notes to Financial Statements -- September 30, 1996
--------------------------------------------------------------------------------

1.       Organization of the Funds

GE Funds (the "Trust") is registered under the Investment Company Act of 1940 (as amended) as an open-end management investment company. The Trust was organized as a Massachusetts business trust on August 10, 1992, and is authorized to issue an unlimited number of shares. It is comprised of eleven investment portfolios (the "Funds") only eight of which are currently being offered, as follows: GE International Equity Fund, GE Global Equity Fund, GE U.S. Equity Fund, GE Strategic Investment Fund, GE Tax-Exempt Fund, GE Fixed Income Fund, GE Short-Term Government Fund and GE Money Market Fund. The Funds (except GE Money Market Fund) are presently authorized to issue four classes of shares.

Between the Funds' effective date (January 5, 1993) and the commencement of investment operations, the Funds' adviser absorbed all expenses. The commencement dates were as follows: GE International Equity Fund - Classes A, B, C, and D and GE Short-Term Government Fund - Classes A, B, C, and D - March 2, 1994; Class A, all other funds - January 1, 1994; Class B, all other funds - December 22, 1993; Class D, all other funds - November 29, 1993; Class C, GE Tax-Exempt Fund - February 26, 1993; Class C, all other funds, including the single class of the GE Money Market Fund - February 22, 1993.

Maximum Sales Load Imposed on Purchases of Class A Shares
(as a percentage of offering price):

           4.75%                          4.25%                     2.50%
--------------------------------------------------------------------------------
GE International Equity Fund        GE Tax-Exempt Fund        GE Short-Term
GE Global Equity Fund               GE Fixed Income Fund       Government Fund
GE U.S. Equity Fund
GE Strategic Investment Fund

Maximum Contingent Deferred Sales Load
(as a percentage of redemption proceeds):

           1.00%                   3.00%                 4.00%
--------------------------------------------------------------------------------
Class A*   All funds       --                      --
Class B    --              GE Tax-Exempt Fund     GE International Equity Fund
                           GE Fixed Income Fund   GE Global Equity Fund
                           GE Short-Term          GE U.S. Equity Fund
                             Government Fund      GE Strategic Investment Fund

The maximum contingent deferred sales load for Class B redemptions for all Funds, after the first year, is as follows: 3.00% within the second year, 2.00% within the third year, 1.00% within the fourth year, and 0.00% thereafter.

No sales charges or redemption fees are assessed by the Trust with respect to Class C and Class D shares and shares of GE Money Market Fund.

* Imposed only for shares redeemed within one year of purchase which were subject to no front end sales charge by virtue of being part of a purchase of $1 million or more.

2.   Summary of Significant Accounting Policies

The following summarizes the significant accounting policies of the Trust:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Security Valuation and Transactions

Securities for which exchange quotations are readily available are valued at the last sale price, or if no sales occurred on that day, at the last quoted bid price. Certain fixed income securities are valued by a dealer or by a pricing service based upon a computerized matrix system, which considers market transactions and dealer supplied valuations. Valuations for municipal bonds are based on prices obtained from a qualified municipal bond pricing service; prices represent the mean of the secondary market.

Futures contracts are valued at the settlement price established each day by the board of trade or exchange on which they are principally traded. Options that are written or purchased are valued using the mean between the last asked and bid prices. Forward foreign currency contracts are valued at the mean between the bid and the offered forward rates as last quoted by a recognized dealer.

Short term investments maturing within 60 days are valued at amortized cost or original cost plus accrued interest, each of which approximates fair value.

Notes to Financial Statements -- September 30, 1996
--------------------------------------------------------------------------------

Portfolio positions which cannot be valued as set forth above are valued at fair value determined under procedures approved by the Trustees.

GE Money Market Fund values its securities using the amortized cost method, which values securities initially at cost and thereafter assumes a constant amortization to maturity of any discount or premium. Amortized cost approximates market value.

Transactions are accounted for as of the trade date. Cost is determined and gains and losses are based upon the specific identification method for both financial statement and federal tax purposes.

The Funds will accrue distribution fees, blue sky fees and transfer agent fees to the respective class. Each Fund's income, expenses (other than the fees mentioned above) and realized and unrealized gains and losses are allocated proportionally each day among the classes based upon the relative net assets of each class.

Foreign Currency

Accounting records of the Funds are maintained in U.S. dollars. Investment securities and other assets and liabilities and purchases and sales of investment securities denominated in a foreign currency are translated to U.S. dollars at the prevailing exchange rate on the respective dates of such transactions.

The Funds do not isolate the portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included in the net realized and unrealized gain or loss from investments. Reported net realized exchange gains or losses from foreign currency transactions represent sale of foreign currencies, currency gains or losses between the trade date and the settlement date on securities transactions, realized gains and losses on forward foreign currency contracts, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Funds' books, and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities, other than investments in securities at fiscal year end, as a result of changes in the exchange rate.

Income Taxes

It is each Fund's policy to comply with all sections of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, tax-exempt income, and gains to its shareholders and, therefore, no provision for federal income tax has been made. Each Fund is treated as a separate taxpayer for federal income tax purposes.

Capital loss carryovers are available to offset future realized capital gains. To the extent that these carryover losses are used to offset future capital gains, it is probable that the gains so offset will not be distributed to shareholders because they would be taxable as ordinary income. At September 30, 1996, the Funds had capital loss carryovers as follows:

Fund                                          Amount        Expires
--------------------------------------------------------------------------------
GE Tax-Exempt Fund                        $   56,890           2002
                                              97,452           2003
                                             455,605           2004
GE Fixed Income Fund                       2,559,595           2003
                                              38,636           2004
GE Short-Term Government Fund                    161           2004
GE Money Market Fund                           3,370           2003

Any net capital and currency losses incurred after October 31, within the Fund's tax year, are deemed to arise on the first day of the Fund's next tax year if the Fund so elects to defer such losses. The Funds incurred and elected to defer net capital and currency losses as follows, during the period in fiscal 1996:

GE Fixed Income Fund                     $1,366,561
GE Short-Term Government Fund                   443
GE Money Market Fund                          5,488

Investment Income

Corporate actions (including cash dividends) are recorded net of nonreclaimable tax withholdings on the ex-dividend date, except for certain foreign securities for which corporate actions are recorded as soon as such information is available. Interest income is recorded on the accrual basis. All discounts and premiums on taxable bonds and premiums on tax exempt bonds are amortized to call or maturity date, whichever is shorter using the effective yield method. For tax exempt bonds purchased before May 1, 1993, only original issue discount is amortized. For tax exempt bonds purchased after April 30, 1993, both market discount and original issue discount are amortized.

Notes to Financial Statements -- September 30, 1996
--------------------------------------------------------------------------------

Expenses

Expenses of the Trust which are directly identifiable to a specific Fund are allocated to that Fund. Expenses which are not readily identifiable to a specific Fund are allocated in such a manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of the Funds. All expenses of the Funds are paid by the Investment Adviser and reimbursed by the Funds up to the voluntary expense limitations.

Distributions to Shareholders

GE Tax-Exempt Fund, GE Fixed Income Fund, GE Short-Term Government Fund and GE Money Market Fund declare investment income dividends daily and pay monthly. GE International Equity Fund, GE Global Equity Fund, GE U.S. Equity Fund and GE Strategic Investment Fund declare and pay dividends of net investment income annually. All Funds declare and pay net realized capital gain distributions annually. The character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences include treatment of realized and unrealized gains and losses on forward foreign currency transactions, paydown gains and losses on mortgage-backed securities, losses on wash sale transactions, and deferred organization expenses. Reclassifications are made to the Funds' capital accounts to reflect income and gains available for distribution (or available capital loss carryovers) under income tax regulations. The calculation of net investment income per share in the Financial Highlights table excludes these adjustments.

Deferred Organizational Costs

Organizational expenses applicable to the Funds have been deferred and are being amortized on a straight-line basis over a period of five years from commencement of investment operations.

When Issued Securities

The Funds may purchase or sell securities on a when-issued or forward commitment basis. Payment and delivery may take place a month or more after the date of the transaction. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. This may increase the risk if the other party involved in the transaction fails to deliver and causes the Fund to subsequently invest at less advantageous yields. In connection with such purchases, the Fund is required to hold liquid assets as collateral with the Funds' custodian sufficient to cover the purchase price, unless they enter into an offsetting contract for the sale of equal securities and value.

Forward Foreign Currency Contracts

A forward foreign currency contract ("Forward") is an agreement between two parties to buy and sell a currency at a set price on a future date. The market value of the Forward fluctuates with changes in currency exchange rates. The Forward is marked-to-market daily and the change in the market value is recorded by the Fund as an unrealized gain or loss. When the Forward is closed, the Fund records a realized gain or loss equal to the difference between the value at the time it was opened and the value at the time it was closed. The Fund could be exposed to risk if a counterparty is unable to meet the terms of the contract or if the value of the currency changes unfavorably. The Fund may enter into Forwards in connection with planned purchases and sales of securities, to hedge specific receivables or payables against changes in future exchange rates or to hedge the U.S. dollar value of portfolio securities denominated in a foreign currency.

Repurchase Agreements

The Funds' custodian takes possession of the collateral pledged for investments in repurchase agreements on behalf of the Funds. It is the policy of the Funds to value the underlying collateral daily on a mark-to-market basis to determine that the value, including accrued interest, is at least equal to the repurchase price. In the event of default of the obligation to repurchase, the Funds have the right to liquidate the collateral and apply the proceeds in satisfaction of the obligation.

Notes to Financial Statements -- September 30, 1996
--------------------------------------------------------------------------------

Futures and Options

The Funds, other than the GE Money Market Fund, may invest in futures contracts and purchase and write options. These investments involve, to varying degrees, elements of market risk and risks in excess of the amount recognized in the Statements of Assets and Liabilities. The face or contract amounts reflect the extent of the involvement the Funds have in the particular classes of these instruments. Risks may be caused by an imperfect correlation between movements in the price of the instruments and the price of the underlying securities and interest rates. Risks also may arise if there is an illiquid secondary market for the instruments, or an inability of counterparties to perform. The Funds will invest in these instruments for the following reasons: to hedge against the effects of changes in value of portfolio securities due to anticipated changes in interest rates and/or market conditions, to equitize a cash position, for duration management, or when the transactions are economically appropriate to reduce the risk inherent in the management of the Fund involved.

Upon entering into a futures contract, the Fund is required to deposit either cash or securities in an amount (initial margin) equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Fund each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as unrealized gains and losses. The Fund recognizes a realized gain or loss when the futures contract is closed. The Fund will realize a gain or loss upon the expiration or closing of an option transaction. When an option is exercised, the proceeds on sales for a written call option, the purchase cost for a written put option, or the proceeds on the sale of the security for a purchased put or cost of the security for a call option is adjusted by the amount of premium received or paid.

Other

There are certain additional risks involved when investing in foreign securities that are not inherent in domestic securities. These risks may involve foreign currency exchange rate fluctuations, adverse political and economic developments and the imposition of unfavorable foreign governmental laws and restrictions.

3.   Fees and Compensation Paid to Affiliates

Advisory and Administration Fees

Compensation of GE Investment Management Incorporated ("GEIM"), the Fund's Investment Adviser and Administrator, a wholly owned subsidiary of General Electric Company, for investment advisory and administrative services, is paid monthly based on the average daily net assets of each Fund. Such advisory and administration fees are based on the annual rates listed in the table below. Until further notice, GEIM has agreed to reduce other operating expenses (exclusive of advisory, administration and distribution fees) for each Fund as indicated in the following table:


                                Annualized based on average daily net assets
                                   Advisory and         Limitation of Other
                                 Administration Fees     Operating Expenses
--------------------------------------------------------------------------------
GE International Equity Fund           .80%                   .30%
GE Global Equity Fund                  .75%                   .35%
GE U.S Equity Fund                     .40%                   .10%
GE Strategic Investment Fund           .35%                   .30%
GE Tax-Exempt  Fund                    .35%*                  .25%
GE Fixed Income Fund                   .35%                   .25%
GE Short-Term Government Fund          .30%                   .15%
GE Money Market Fund                   .25%                   .20%

* Effective July 18, 1996, GEIM agreed to waive the advisory and administration fees for the GE Tax-Exempt Fund until further notice.

Distribution Fee

The Funds have adopted a Shareholder Servicing and Distribution Plan ("the Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940 with respect to each Fund except the GE Money Market Fund. Each Fund pays GE Investment Services Inc. ("GEIS"), a wholly owned subsidiary of GEIM and the Funds' principal underwriter, a monthly fee for shareholder and distribution services provided, at an annual rate of .50% of the average daily net assets of Class A of all applicable Funds, 1.00% for Class B of all applicable Funds (except GE Short-Term Government Fund which is .85%), and .25% for Class C of all applicable Funds. Currently Class D is not subject to a 12b-1 fee plan.

Notes to Financial Statements -- September 30, 1996
--------------------------------------------------------------------------------

Other

The Funds pay no compensation to their Trustees who are employees of GEIM. Trustees who are not GEIM employees receive an annual fee of $10,000 and an additional fee of $500 for each Trustees' meeting attended.

For the year ended September 30, 1996, GEIS acting as underwriter received net commissions of $6,764 from the sale of Class A shares and $24,142 in contingent deferred sales charges from redemptions of Class A and Class B shares.

GNA Corporation, a wholly owned subsidiary of General Electric Company, acts as Blue Sky administrator for the GE Funds. Fees paid to GNA of approximately $40,000, are included in Blue Sky expenses in the Statement of Operations.

4.   Aggregate Unrealized Appreciation and Depreciation

Aggregate gross unrealized appreciation/(depreciation) of investments for each Fund at September 30, 1996, were as follows:

                                                                      Net
                              Gross              Gross             Unrealized
                           Unrealized          Unrealized         Appreciation
                          Appreciation        Depreciation       (Depreciation)
--------------------------------------------------------------------------------
GE International
 Equity Fund               $ 8,874,318         $3,137,279         $  5,737,039
GE Global Equity
 Fund                        7,237,238          1,755,665            5,481,573
GE U.S. Equity
 Fund                       40,674,584          2,024,884           38,649,700
GE Strategic
 Investment Fund            11,886,661            899,561           10,987,100
GE Tax-Exempt
 Fund                          199,353             46,593              152,760
GE Fixed
 Income Fund                   342,151            458,247             (116,096)
GE Short-Term
 Government Fund                20,771             69,067              (48,296)

The aggregate cost of each Fund's investments was substantially the same for book and federal income tax purposes at September 30, 1996.

5.   Options

During the period ended September 30, 1996, the following option contracts were written:

                       GE U.S. Equity Fund       GE Strategic Investment Fund
                     -----------------------     ----------------------------

                       Number                     Number
                    of Contracts     Premium   of Contracts    Premium
--------------------------------------------------------------------------------
Balance as of
 September
 30, 1995                 19       $   11,280        39      $  73,981
Written                  214           66,008         0              0
Closed and
 Expired                (154)         (45,326)      (39)       (73,981)
Exercised                (79)         (31,962)       (0)            (0)
--------------------------------------------------------------------------------
Balance as
 of September
 30, 1996                   0        $       0         0      $       0
================================================================================

6.   Investment Transactions

The cost of purchases and the proceeds from sales of investments, other than U.S. Government obligations, short-term securities and options, for the period ended September 30, 1996, were:

                                           Purchases               Sales
--------------------------------------------------------------------------------
GE International
 Equity Fund                              $ 50,434,243          $ 19,555,870
GE Global
 Equity Fund                                19,180,450            16,801,890
 GE U.S. Equity Fund                       130,107,932            97,361,589
GE Strategic
 Investment Fund                            35,998,709            13,260,079
GE Tax-Exempt Fund                          18,971,661            16,545,279
GE Fixed Income Fund                        35,249,406            19,219,177
GE Short-Term
Government Fund                              3,098,583             2,089,053

The cost of purchases and the proceeds from sales of long-term U.S. Government obligations for the period ended September 30, 1996, were:

                                       Purchases               Sales
--------------------------------------------------------------------------------
GE U.S. Equity Fund                  $  1,034,822          $    423,304
GE Strategic
 Investment Fund                       55,300,788            44,340,890
GE Fixed Income Fund                  143,977,297           125,945,501
GE Short-Term
 Government Fund                       21,098,755            20,276,852

7.   Beneficial Interest

The schedule below shows the number of shareholders each owning 5% or more of a Fund and the total percentage of the Fund held by such shareholders.

                                             5% or Greater Shareholders
                                             --------------------------
                                             Number     % of Fund Held
--------------------------------------------------------------------------------
GE International Equity Fund                    4            85%
GE Global Equity Fund                           3            28%
GE U.S. Equity Fund                             6            43%
GE Strategic Investment Fund                    5            56%
GE Tax-Exempt Fund                              1            24%
GE Fixed Income Fund                            4            36%
GE Short-Term Government Fund                   2            63%
GE Money Market Fund                            1            10%

At September 30, 1996, GE Company owned 24% and 39%, respectively, of the shares outstanding of the GE Tax-Exempt and GE Short-Term Government Funds.

Report of Independent Accountants

TO THE SHAREHOLDERS AND TRUSTEES OF GE FUNDS

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of GE International Equity Fund, GE Global Equity Fund, GE U.S. Equity Fund, GE Strategic Investment Fund, GE Tax-Exempt Fund, GE Fixed Income Fund, GE Short-Term Government Fund and GE Money Market Fund, each a series of GE Funds (the "Trust"), at September 30, 1996, and the results of their operations, the changes in their net assets and the financial highlights for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trust's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at September 30, 1996 by correspondence with the custodian and brokers, and the application of alternative auditing procedures where confirmations from brokers were not received, provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
Boston, Massachusetts
November 12, 1996

GE Funds Investment Team

Portfolio Managers

GE International Equity Fund
GE Global Equity Fund
Ralph R. Layman

GE U.S. Equity Fund
Eugene K. Bolton
  Christopher D. Brown
  David B. Carlson
  Peter J. Hathaway
  A. John Kohlhepp
  Paul C. Reinhardt

GE Strategic Investment Fund
David B. Carlson
Robert A. MacDougall

GE Tax-Exempt Fund
Stella V. Lou

GE Fixed Income Fund
GE Short-Term Government Fund
GE Money Market Fund
Robert A. MacDougall

Investment Adviser
and Administrator
GE Investment Management Incorporated

Trustees
Michael J. Cosgrove
John R. Costantino
Alan M. Lewis
William J. Lucas
Robert P. Quinn

Secretary
Matthew J. Simpson

Treasurer
Jeffrey A. Groh

Distributor
GE Investment Services Inc.
Member NASD and SIPC

Counsel
Willkie Farr & Gallagher

Custodian
State Street Bank & Trust Company

Independent Accountants
Price Waterhouse LLP


Officers of the Investment Adviser
Dale F. Frey, Chairman of the Board and President
Eugene K. Bolton, EVP, Domestic Equities
Michael J. Cosgrove, EVP, Mutual Funds
Ralph R. Layman, EVP, International Equities
Alan M. Lewis, EVP, General Counsel and Secretary
John H. Myers, EVP, Fixed Income and Alternative Investments
Geoffrey R. Norman, EVP, Institutional Marketing
Don W. Torey, EVP, Finance and Administration

Shareholder Inquiries

Shareholder Services has embarked on an ambitious program of service upgrades which will be apparent to all our shareholders in the coming months. Among the areas of improvement will be our telephone technology, account transactional processing and universal availability of our daily fund prices in the media. Our first order of business is to redesign and improve the Automated Voice Response System, which is accessed nearly one million times a year (over 3,500 calls per day). These numbers show us that our shareholders have readily utilized this service in making investment decisions.

The new user-friendly Automated Voice Response System, which will be available 24 hours a day, 7 days a week, is in the planning stage. Here is a brief list of the various functions expected to be included in the final version, which will have more simplified and understandable menu selection:

* Obtain information on prices, yields and returns - current as well as historic

* Create a personal portfolio to hear prices, yields and returns only of those funds you own or funds you may wish to track

*    Obtain account balance - individual investments and total portfolio

Shortly before the conversion occurs, shareholders will receive a brochure with detailed instructions on how to use the new System.

We hope you will be as excited as we are by this service upgrade once you have experienced it. We welcome your comments and suggestions.


Class A and B investor:      Call your investment professional or 1-800-735-4547

Class C investor:            Call the GE Funds Inquiry Center at 1-800-242-0134

Address inquiries regarding
 the Funds to:               Address inquiries regarding your account to:
GE Funds                     GE Funds
3003 Summer Street           P.O. Box 8309
P.O. Box 120065              Boston, MA 02266-8309
Stamford, CT 06912-0065

Class D investor:            Contact your designated GE Investment's
                             account representative

401(k) plan investor:        Call your company's designated plan number


--------------------------------------------------------------------------------
This report has been prepared for shareholders and may be distributed to others only if preceded or accompanied by a current prospectus.

GE Funds
3003 Summer Street
Stamford, CT 06904-7900

Bulk Rate
U.S. Postage
PAID
Canton, MA
Permit No. 313


Distributed by GE Investment Services Inc., member NASD and SIPC

                               SEMI-ANNUAL REPORT
                                       OF
                                    GE FUNDS
                  FOR THE SIX MONTH PERIOD ENDED MARCH 31, 1997

[LOGO]

GE Funds

Semi-Annual Report

March 31, 1997

--------------------------------------------------------------------------------
                           Understanding Your Report
--------------------------------------------------------------------------------


President's Letter                                                      1

Review of Performance and Schedules of Investments
     Portfolio managers discuss your Funds and what we
      invested in and why
     GE International Funds                                             3
     GE Premier Growth Equity Fund                                     10
     GE U.S. Equity Fund                                               13
     GE Strategic Investment Fund                                      19
     GE Tax-Exempt Fund                                                27
     GE Fixed Income Funds                                             31
     Notes to Performance                                              41
     Notes to Schedules of Investments                                 42

Financial Statements                                                   43
     Financial Highlights and Statements of Assets and
     Liabilities, Operations, and Changes in Net Assets

Notes                                                                  60

     Notes to the Financial Statements

GE Funds Investment Team                                               68

Shareholder Inquiries                                   Inside Back Cover

         How you can obtain more information

Top Rated GE Funds

                                 By Morningstar
                             Through March 31, 1997

                                   * * * * *

                           Overall and 3 year Ratings

                     Rated among 1919 Domestic Equity Funds
                                GE US Equity - D

--------------------------------------------------------------------------------

                                     * * * *

                           Overall and 3 year Ratings

                                           Funds             Number of Funds
Fund/Class                               Peer Group           in Peer Group
----------                               ----------           -------------

GE International Equity - D
GE Global Equity - C & D               International Equity        478

GE US Equity - A, B & C
GE Strategic Inv't. - C & D            Domestic Equity            1919

GE Short-Term Gov't. - C & D           Taxable Bond               1172

--------------------------------------------------------------------------------

                                    * * * *

                                 1 Year Rating

                                          Funds              Number of Funds
Fund/Class                              Peer Group            in Peer Group
----------                              ----------            -------------

GE  International  Equity - D        International Equity          939

GE US Equity - B, C & D              Domestic Equity              3048

GE  Tax-Exempt - C & D               Municipal Bond               1751

GE  Short-Term Gov't. - C & D        Taxable Bond                 1696

--------------------------------------------------------------------------------

Morningstar is an independent fund ranking company that seeks to provide a non-biased rating system used in making investment decisions. A fund is rated in its investment class on a scale of one to five stars through the evaluation of the historical balance of risk and return.

Morningstar proprietary ratings reflect historical risk-adjusted performance through March 31, 1997. The ratings are subject to change every month. Morningstar ratings are calculated from a fund's three-, five- and ten-year returns (with fee and sales charge adjustments) in excess of 90-day T-bill returns. The one-year rating is calculated using the same methodology, but is not a component of a fund's overall rating. Ten percent of the funds in a rating category receive five stars, the next 22.5% receive four stars and the next 35% receive three stars.

The GE Funds ratings above are based on three years of performance history. No class of GE Funds has either a five or ten year performance history. Star ratings for the classes of shares not shown above were lower than those shown. Investment return and principal value of an investment will fluctuate and you may have a gain or loss when you sell your shares. The adviser has voluntarily agreed to waive and/or bear certain fees and expenses. Without these provisions, which may be terminated in the future, the results may have been lower. Returns assume changes in share price and reinvestment of dividends and capital gains. Past performance is no guarantee of future results.

                                                     A Letter from the President
Dear Shareholder:

We are pleased to provide you with the GE Funds 1997 semi-annual report. The new year has continued to bring exciting changes to the GE Funds. We are proud to announce the addition of a new growth equity product to our family of funds. The GE Premier Growth Equity Fund provides the opportunity to invest in the stocks of growing companies with the objective of long-term growth of capital and future income. Please refer to the portfolio manager's review of performance for specific investment considerations. The introduction of this Fund is part of our commitment to provide you with a diverse array of investment options.


Performance Highlights

Despite the volatile equity markets, our GE U.S. Equity Fund and GE Strategic Investment Fund were able to achieve double digit returns for the year ended March 31, 1997 (excluding loads).

The GE Family of funds continued to generate competitive returns for its shareholders in 1997. The majority of our fund classes excluding loads, outperformed the average returns of their peers on a six month, one year and three year basis, as measured at March 31, by Lipper Analytical Services, an independent mutual fund rating service. The Lipper Analytical Services average total returns for each category and complete details on each fund's performance, including reductions for the effect of loads, can be found on the various fund performance profiles contained in this semi-annual report.

Additionally, our Funds received many favorable star ratings from Morningstar, an independent fund ranking company which analyzes risk-adjusted performance providing a non-biased ranking system. Refer to the inside front cover of this report to see our Morningstar rankings.


Market Overview

The financial markets are off to a mixed start in 1997. Domestic equity markets supported by good corporate earnings, strong mutual fund flows, and continued signs of non-inflationary growth in the economy, rallied to record-highs by mid-February, only to give back much of their gains during the last half of March due to interest rate concerns. These factors resulted in an S&P 500 return of 2.6% for the first quarter of 1997 and brought the six-month return to 11.2% for the period ended March 31, 1997.

The bond market reacted positively to the November election results during the last quarter of 1996 but lost enthusiasm as a result of the 1997 first quarter economic data. Recent reports suggested a bias towards stronger growth, which convinced the Federal Reserve Board that a pre-emptive strike against inflation was necessary to slow the economy. The Fed increased short term rates .25% in March and appears ready to raise interest rates an additional .25% to .50% during the coming months to further control economic expansion. This interest rate pressure had a negative impact on the fixed income market pushing the Lehman Brothers Aggregate Bond Index down .6% in the first quarter of 1997 resulting in a 2.4% return for the six months ended March 31, 1997.



[PHOTO OF MICHAEL J. COSGROVE]

Municipal bonds began 1997 performing slightly better than taxable bonds on a total return basis, with the Lehman Brothers Municipal Bond Index losing .2% in the first quarter of 1997 and finishing the six months ended March 31, 1997 up 2.3%.

Outside the U.S., financial markets also lagged somewhat, with the Morgan Stanley EAFE Index losing 1.6% in the first quarter of 1997 and remaining flat for the six months ended March 31, 1997. Progress towards European Union, productivity improvements, and a strong U.S. dollar continue to support European share prices. Japan remains the world's underperformer, down 11.8% for the three months and 22.0% for the six months ended March 31, 1997, respectively. We continue to hold a favorable view of continental Europe, where corporate restructuring efforts are underway and valuations are more attractive.


Market Outlook

We view the U.S. equity market with a sense of caution but believe that continued earnings growth and a controlled inflation environment will generate reasonable returns in a volatile market. International markets continue to offer opportunities for attractive returns. Investors are encouraged by low interest rates, benign inflation, and a renewed emphasis on shareholder value, even though recently, local returns have been offset by the strength of the dollar. Fixed income markets provide additional diversification and an attractive risk-return tradeoff, provided inflation remains subdued.

As always, it is our pleasure to serve you, and we will continue to be dedicated to helping you meet your financial objectives.

Sincerely,

/S/ SIGNATURE
----------------------
Michael J. Cosgrove


Mike Cosgrove is responsible for the marketing, product development and sales of the GE Funds, and is a Trustee of the GE Pension Trust and GE's employee savings program.

In Mike's  previous  position as Chief  Financial  Officer of GE Investments and
Assistant Treasurer-GE Company, he had financial responsibility for all assets under GE Investments' management. Mike joined GE in 1970. After completing the GE Financial Management Program he held a number of managerial positions in finance and sales in the International Operation, including serving as Vice President and Treasurer and later as the Vice President - Countertrade and Barter for GE Trading Company.

Mike graduated from Fordham University in 1970 with a B.S. degree in Economics and received his M.B.A. degree from St. John's University in 1973.

                      See page 41 for Notes to Performance.
2

                                                          GE INTERNATIONAL FUNDS
Q&A


Ralph Layman manages the international equity team of GE Investments with total assets of over $8 billion. Prior to joining GE Investments in 1991, Ralph was Executive Vice President and Director of International Equity Operations at Northern Capital Management. Previously, he was a Vice President and Portfolio Manager at Templeton Investment Counsel, Inc. He was instrumental in forming Templeton's Emerging Markets Fund, the first listed emerging markets equity fund in the U.S. Ralph is a Trustee of the GE Pension Trust and GE's employee savings program, and serves on the GE Investments' Asset Allocation Committee. He is a Chartered Financial Analyst (CFA), a charter member of the International Society of Security Analysts and a member of the New York Society of Security Analysts. Ralph is a graduate of the University of Wisconsin with a B.S. in Economics and a M.S. in Finance.


Q. How did GE International & GE Global Equity Funds' industry benchmarks and Lipper peers perform for the six months ended March 31, 1997?

A. The GE International Equity Fund's benchmark, the MSCI EAFE Index, remained flat for the six months ended March 31, 1997. Our Lipper peer group of 782 International Stock Funds returned an average of 5.7% for the same period. The GE Global Equity Fund's benchmark, MSCI World Index, returned 4.9% for the six months ended March 31, 1997. Our Lipper peer group of 210 Global Stock Funds returned an average of 4.5% for the same period. Refer to the following page for the GE International Equity Fund and page 7 for GE Global Equity Fund, to see how your class of shares performed compared to the above benchmarks.

Q.   What drove the Funds' performance?

A. Stock selection drives our country allocation and our performance. Our approach proved advan-tageous in Japan, where we have been underweighted in one of the world's worst performing markets in the past six months (-22%). More importantly, we have avoided Japan's financial sector, which has led the decline. Japanese banks have been plagued with large non-performing loans and questionable management oversight. In Europe, our performance has been hampered by the strong U.S. dollar, which dampens our returns once they are translated back into our local currency. We generally do not hedge our currency exposure, preferring instead to buy quality exporters which we believe are likely to benefit from a strong U.S. dollar (see the discussion below on Novartis). For the GE Global Equity Fund, we have maintained our underweight stance towards the U.S. It is our contention the U.S. indices do not give a clear impression of what has been happening in the market, where many quality names have fallen 20% or more from their highs. This has provided us with some opportunities to add new names to the Fund, although we remain cautious on the outlook for the large-cap, "nifty-fifty" stocks (largest U.S. companies), especially in light of the recent change in Fed policy.

Q.   Which investments stand out?

A. Over the past six months, the Funds have benefited from our holdings in Novartis, a merger between two Swiss pharmaceutical companies, Sandoz and Ciba-Geigy. Novartis epitomizes two trends we are seeing in Europe; corporate restructurings and strong exports. The company's profits have been aided by cost savings and synergies related to the merger, while its revenues have been boosted by a stronger U.S. dollar. Another favorite worldwide would include HSBC Holdings, one of Asia's strongest banking franchises. HSBC is well-positioned in China and other Asian markets, and seems to have regained its focus on its core banking business.

Q. What is outlook for the Funds and how have you positioned them going forward?

A. Looking ahead, we still feel there is good value in Europe and the emerging markets. Europe merits an overweight position as we feel we are in the early stages of the restructuring movement. While we have low expectations for economic growth in these countries, we believe the region's economies have bottomed and should improve going forward. We expect to remain underweighted in Japan while we await signs that the government will tackle the structural problems in its economy. As for the U.S., we believe a two-tier market has developed. Many quality second-tier names have already corrected, providing us with some opportunities. We remain more cautious on the index names, however, and continue to take profits from our holdings among the "nifty-fifty." We believe at some point the performance of these names must revert back to the mean, and we wonder if further interest rate increases may act as the catalyst for this move. In this environment, our stock picking philosophy should prove rewarding, as investors are forced to differentiate between their names.

[PHOTO OF RALPH LAYMAN]

                                                    GE International Equity Fund

                              PORTFOLIO COMPOSITION
--------------------------------------------------------------------------------
                                  Europe 61.0%
                                Cash & Other 5.1%
                               Other Regions 5.4%
                                   Japan 13.9%
                                Pacific Rim 14.6%

--------------------------------------------------------------------------------
                          Average Annual Total Return %
                      for the periods ended March 31, 1997
--------------------------------------------------------------------------------

                                                    Since
                  6 Mo.      1 Yr.      3 Yr.     Inception    Commencement
--------------------------------------------------------------------------------

Class A           5.38%      9.86%      8.50%       7.39%        3/2/94
--------------------------------------------------------------------------------
Class A*          0.38%      4.64%      6.75%       5.71%        3/2/94
--------------------------------------------------------------------------------
Class B           5.14%      9.34%      7.92%       6.83%        3/2/94
--------------------------------------------------------------------------------
Class B*          1.14%      5.34%      7.63%       6.54%        3/2/94
--------------------------------------------------------------------------------
Class C           5.61%     10.23%      8.72%       7.64%        3/2/94
--------------------------------------------------------------------------------
Class D           5.74%     10.54%      9.09%       7.98%        3/2/94
--------------------------------------------------------------------------------
MSCI EAFE         0.00%      1.45%      6.53%
================================================================================

* With Load

                               INVESTMENT PROFILE
                  A mutual fund designed for investors who seek
               long-term growth of capital by investing primarily
                          in foreign equity securities.

================================================================================
                          GE INTERNATIONAL EQUITY FUND
                   TOP TEN LARGEST HOLDINGS AT MARCH 31, 1997
================================================================================


   Novartis AG                                         2.52%
--------------------------------------------------------------------------------
   Total S.A. (Class B)                                2.48%
--------------------------------------------------------------------------------
   Medeva                                              2.21%
--------------------------------------------------------------------------------
   Siebe                                               2.02%
--------------------------------------------------------------------------------
   Canon Inc.                                          1.94%
--------------------------------------------------------------------------------
   Carrefour                                           1.87%
--------------------------------------------------------------------------------
   ABB AG                                              1.87%
--------------------------------------------------------------------------------
   Airtours PLC                                        1.84%
--------------------------------------------------------------------------------
   HSBC Holdings PLC                                   1.82%
--------------------------------------------------------------------------------
   Telecom Italia Mobile                               1.73%
================================================================================

                         * Lipper Performance Comparison
                         International Stock Peer Group
   Based on average annual total returns for the periods ending March 31, 1997

                             Six        One        Three
                           Months      Year        Year

  Number of Funds
  in peer group:             782        686         314


  Peer group average
  total return:             5.7%       8.9%        6.0%


  Lipper categories
  in peer group:           International, European Region,
                           Pacific Region, Pacific Ex-Japan,
                           Japanese, Latin America,
                           Canadian, Emerging Markets,
                           International Small Company

  * See Notes to Performance for explanation of peer categories

                      See page 41 for Notes to Performance.
               Past performance is no guarantee of future results.

                              Schedule of Investments March 31, 1997 (unaudited)

GE INTERNATIONAL EQUITY FUND

                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------

Common Stock -- 94.9%
--------------------------------------------------------------------------------
Australia -- 3.1%
Brambles Industries Ltd.               59,559    $   979,110
Burns Philip & Co.                    611,712      1,021,438
Coca Cola Amatil Ltd.                  38,669        367,683
F.H. Faulding & Co. Ltd.               36,134        212,453
                                                   2,580,684
Austria -- 2.8%
Creditanstalt Bankverein                8,930        345,429
Flughafen Wien AG                       5,018        228,708
OMV AG                                  3,648        431,823
VA Technologie AG                       9,114      1,343,441
                                                   2,349,401
Brazil -- 1.1%
Telecomunicacoes
   de Sao Paulo S.A.                3,526,245        895,459

Canada -- 0.6%
Bombardier Inc.                        26,062        470,603

Denmark -- 1.6%
Den Danske Bank                        13,251      1,194,610
Tele Danmark AS (Series B)              2,315        121,408
                                                   1,316,018
Finland -- 1.0%
Merita Ltd.                            46,224        157,300
Metra AB                                  948         55,412
Pohjola Insurance Group                 8,144        218,451
Valmet Corp.                           23,033        410,349
                                                     841,512
[GRAPHIC OF FLAG OF FRANCE]
France -- 10.9%
Alcatel Alsthom                        11,700      1,412,877
AXA-UAP                                 8,182        542,552
Carrefour                               2,486      1,545,752
Coflexip ADR                           19,983        614,477(a)
Lyonnaise Des Eaux S.A.                 6,674        683,507
Michelin CGDE                           9,465        563,905
Total S.A. (Class B)                   23,704      2,055,656
Usinor Sacilor                         26,081        427,367
Valeo                                  17,756      1,196,067
                                                   9,042,160
GRAPHIC OF FLAG OF GERMANY]
Germany -- 9.4%
BASF AG                                16,381        618,707
Deutsche Bank AG                        2,805        157,907
Dresdner Bank AG                        9,234        328,283
Fresenius Medical Care Inc.
   AG ADR                              10,506        912,651(a)
Gehe AG                                15,294      1,049,858
Mannesmann AG                           3,254      1,244,636
SGL Carbon                             10,369      1,423,562
Siemens AG                             20,911      1,127,038

                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------
Veba AG                                15,491    $   877,173
                                                   7,739,815
Greece -- 0.5%
Alpha Credit Bank                       5,616        412,336
Alpha Credit Bank (Rts.)                4,493         35,828
                                                     448,164
Hong Kong -- 4.9%
Cheung Kong (Holdings) Ltd.            84,000        739,866
China Resources Enterprise Ltd.        36,000         77,587
Giordano International                607,000        368,178
Hong Kong & Shang Hot                  85,000        134,377
HSBC Holdings PLC                      64,787      1,504,983
Johnson Electric Holdings              91,500        232,626
Lai Sun Development Co. Ltd.          109,000        126,602
Lai Sun Hotels International Ltd.      21,888              0
New World Development Co. Ltd.         65,150        351,449
Television Broadcasts Ltd. ADR        126,000        512,215
                                                   4,047,883
India -- 0.5%
BSES Ltd.                               7,640        160,440
Tata Engineering &
   Locomotive Co. Ltd. GDR              6,621         86,073(b)
Tata Engineering &
   Locomotive Co. Ltd. GDR              6,442         83,746
Videsh Sanchar Nigam Ltd. GDR           2,550         44,752(b)
                                                     375,011
Indonesia -- 1.8%
Astra International                   313,000      1,016,826
PT Mulia Industrindo                  361,000        233,049
PT Tambang Timah GDR                   13,622        211,141(b)
                                                   1,461,016
Italy -- 3.0%
Edison SPA                             99,111        529,662
ENI SPA                                54,976        279,455
Gucci Group N.V. ADR                    1,783        128,599
Industrie Natuzzi Spa                   5,324        127,110
Telecom Italia Mobile                 496,237      1,428,663
                                                   2,493,489
[GRAPHIC OF FLAG OF JAPAN]
Japan -- 13.9%
Canon Inc.                             75,000      1,607,100
Credit Saison Co.                      64,285      1,174,772
DDI Corp.                                 180      1,136,735
Denso Corp.                            10,000        196,491
Honda Motor Co.                        40,000      1,193,499
Murata Manufacturing Co.               30,000      1,077,060
NEC Corp.                              67,000        758,470
NTT Data Communications
   Systems Co.                             27        718,283
Promise Co.                             5,700        238,748
Rohm Co.                               17,000      1,253,659
Sega Enterprises                        3,100         77,707
Sony Corp.                             14,500      1,014,191
Sumitomo Realty & Development          23,000        154,734
Suzuki Motor Corp.                     59,000        572,491
Tokyo Steel Manufacturing              29,300        289,043
                                                  11,462,983

----------

See Notes to Schedule of Investments and Financial Statements

                         GE International Equity Fund March 31, 1997 (unaudited)



                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------
Malaysia -- 0.8%
AMMB Holdings Berhad                   34,000    $   282,613
AMMB Holdings Berhad (Rts.)            68,000          7,683
Telekom Malaysia                       46,000        358,229
                                                     648,525
Mexico -- 0.9%
Gruma S.A. de C.V.                      3,398         16,305
Grupo Carso S.A. de C.V. ADR           41,833        500,950
Grupo Financiero Bancomer
   S.A. ADR (Series C)                 22,016        151,366(a,b)
Grupo Televisa S.A. de C.V. ADR         3,723         92,610(a)
                                                     761,231
Netherlands -- 4.9%
IHC Caland N.V.                        20,531      1,096,884
ING Groep N.V.                         30,671      1,208,524
Nutricia Verenigde Bedrijven            1,561        241,370
PolyGram N.V.                          20,512      1,031,342
Wolters Kluwer                          4,205        506,484
                                                   4,084,604
New Zealand -- 0.1%
Carter Holt Harvey Ltd.                45,600         96,617

Panama -- 0.5%
Panamerican Beverages Inc.
   (Class A)                            7,950        426,319

Peru -- 1.0%
Telefonica del Peru
   S.A. ADR (Class B)                  38,300        852,175

Philippines -- 1.4%
Metro Bank & Trust Co.                 19,800        514,432
San Miguel Corp.                      177,180        614,905
                                                   1,129,337
Portugal -- 1.1%
Banco Comercial Portugues              42,231        629,975
Banco Comercial Portugues ADR          21,429        313,399
                                                     943,374
Singapore -- 0.5%
DBS Land Ltd.                          68,960        235,834
Singapore Airlines Ltd.                25,000        200,762
                                                     436,596
South Africa -- 1.3%
Iscor                               1,076,467        876,859
Malbak                                 45,562        226,805
                                                   1,103,664
South Korea -- 1.0%
Korea Electric Power                   27,227        790,510

Spain -- 2.0%
Banco Popular (Regd.)                   1,077        193,788

                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------
Banco Santander S.A.                    4,646    $   320,641
Repsol S.A.                            26,628      1,112,052
                                                   1,626,481
Sweden -- 3.7%
Astra AB (Series B)                     2,480        116,661
Autoliv AB                             32,991      1,424,969
Electrolux AB (Series B)               11,147        710,000
Kinnevik Investment (Series B)         13,305        372,526
LM Ericsson Telephone (Series B)        8,147        287,567
Netcom Systems AB (Series B)           11,689        172,171(a)
                                                   3,083,894
[GRAPHIC OF FLAG OF SWITZERLAND]
Switzerland -- 8.5%
ABB AG                                  1,285      1,544,858
Danzas Holdings (Regd.)                   325        318,676
Nestle S.A. (Regd.)                       810        948,471
Novartis AG                             1,681      2,086,356
Roche Holdings AG                         134      1,158,881
Schw Ruckversicher (Regd.)                616        654,955
Zurich Versicherungsgesellschaft        1,095        344,708
                                                   7,056,905
Thailand -- 0.5%
Banpu Public Co. Ltd.                   6,200         90,773
Siam Cement Co. Ltd.                    2,800         72,926
Thai Farmers Bank                      32,731        213,120
                                                     376,819
[GRAPHIC OF FLAG OF UNITED KINGDOM]
United Kingdom -- 11.6%
Airtours PLC                           93,337      1,520,297
Cordiant                              324,031        645,076(a)
EMI Group                               8,357        152,895
Granada Group                          86,369      1,305,908
Medeva                                363,667      1,830,900
Railtrack Group PLC                   125,917        934,330
Reed International                     64,587      1,188,027
Siebe                                  98,887      1,669,267
Thorn                                 111,956        303,928
                                                   9,550,628
Total Investments in Securities
   (Cost $69,618,366)                             78,491,877

                                      Principal
                                        Amount         Value
--------------------------------------------------------------------------------
Short Term Investments -- 3.9%
--------------------------------------------------------------------------------
Repurchase Agreement -- 3.9%
State Street Bank and Trust Co.
6.25%   04/01/97
   (Cost $3,230,000)                $3,230,000     3,230,000
   (dated 03/31/97, proceeds $3,230,561,
   collateralized by $3,299,796 United
   States Treasury Note, 9.875%, 11/15/15)

Other Assets and Liabilities, net 1.2%             1,010,776
--------------------------------------------------------------------------------

NET ASSETS - 100%                                $82,732,653
================================================================================



[GRAPHIC OF FLAG OF JAPAN]
--------------------------------------------------------------------------------



Icons represent the top five country weightings in the GE International Equity Fund at March 31, 1997.

                                                           GE Global Equity Fund

--------------------------------------------------------------------------------
                              PORTFOLIO COMPOSITION
--------------------------------------------------------------------------------

                                  EUROPE 42.6%

                              UNITED STATES 27.9%

                                   JAPAN 8.8%

                                PACIFIC RIM 9.6%

                               CASH & OTHER 5.4%

                               OTHER REGIONS 5.7%

--------------------------------------------------------------------------------
                          Average Annual Total Return %
                      for the periods ended March 31, 1997
--------------------------------------------------------------------------------

                                                     Since
                  6 Mo.      1 Yr.      3 Yr.      Inception   Commencement
--------------------------------------------------------------------------------

Class A           3.39%       8.99%      8.33%       7.63%       1/1/94
--------------------------------------------------------------------------------
Class A*        - 1.52%       3.81%      6.59%       6.02%       1/1/94
--------------------------------------------------------------------------------
Class B           3.13%       8.38%      7.81%       7.98%      12/22/93
--------------------------------------------------------------------------------
Class B*        - 0.76%       4.38%      7.53%       7.72%      12/22/93
--------------------------------------------------------------------------------
Class C           3.54%       9.25%      8.62%      12.43%       2/22/93
--------------------------------------------------------------------------------
Class D           3.64%       9.50%      8.90%      10.66%      11/29/93
--------------------------------------------------------------------------------
MSCI World        4.88%       9.35%     12.79%
================================================================================

* With Load

                               INVESTMENT PROFILE
                  A mutual fund designed for investors who seek
              long-term growth of capital by investing primarily in
                     equity securities of global companies.

================================================================================
                              GE GLOBAL EQUITY FUND
                   TOP TEN LARGEST HOLDINGS AT MARCH 31, 1997
================================================================================


   Novartis AG                                         2.70%
--------------------------------------------------------------------------------
   First Data Corp.                                    2.35%
--------------------------------------------------------------------------------
   AlliedSignal Inc.                                   2.34%
--------------------------------------------------------------------------------
   HSBC Holdings PLC                                   2.21%
--------------------------------------------------------------------------------
   Telecom Italia Mobile                               2.07%
--------------------------------------------------------------------------------
   Total S.A. (Class B)                                1.89%
--------------------------------------------------------------------------------
   ING Groep N.V.                                      1.87%
--------------------------------------------------------------------------------
   Ecolab Inc.                                         1.86%
--------------------------------------------------------------------------------
   Citicorp                                            1.79%
--------------------------------------------------------------------------------
   UCAR International Inc.                             1.75%
================================================================================

                         * Lipper Performance Comparison
                             Global Stock Peer Group
   Based on average annual total returns for the periods ending March 31, 1997

                             Six        One        Three
                           Months      Year        Year

  Number of Funds
  in peer group:             210        191         112


  Peer group average
  total return:             4.5%       10.4%       10.6%


  Lipper categories
  in peer group:           Global, Global Small Company


  * See Notes to Performance for explanation of peer categories


                      See page 41 for Notes to Performance.
               Past performance is no guarantee of future results.

                              Schedule of Investments March 31, 1997 (unaudited)

GE GLOBAL EQUITY FUND



                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------

Common Stock -- 94.6%
--------------------------------------------------------------------------------
Australia -- 1.6%
Burns Philip & Co.                    336,382    $   561,692
Coca Cola Amatil Ltd.                  22,035        209,519
                                                     771,211
Austria -- 1.8%
Flughafen Wien AG                       3,317        151,180
VA Technologie AG                       4,845        714,173
                                                     865,353
Brazil -- 1.2%
Ceval Alimentos S.A.                2,488,212         26,778
Telecomunicacoes
   de Sao Paulo S.A.                2,289,610        581,426
                                                     608,204
Canada -- 0.3%
Bombardier Inc.                         8,243        149,142

Finland -- 2.3%
Merita Ltd.                            56,243        191,395
Sampo Insurance Co. Ltd.                5,260        483,293
Valmet Corp.                           25,713        458,094
                                                   1,132,782
[GRAPHIC OF FLAG OF FRANCE]
France -- 7.2%
AXA-UAP                                 3,707        245,813
Carrefour                               1,214        754,844
Coflexip ADR                           19,573        601,870(a)
Michelin CGDE                           8,049        479,542
Total S.A. (Class B)                   10,654        923,935
Valeo                                   7,695        518,345
                                                   3,524,349
Germany -- 5.4%
BASF AG                                 7,101        268,203
Fresenius Medical Care Inc.
   AG ADR                               6,874        594,033(a)
Gehe AG                                 6,886        472,690
Mannesmann AG                           1,866        713,734
Veba AG                                10,831        613,302
                                                   2,661,962
Greece -- 0.7%
Alpha Credit Bank                       4,401        323,132
Alpha Credit Bank (Rts.)                3,521         28,077
                                                     351,209
Hong Kong -- 4.1%
Cheung Kong (Holdings) Ltd.            38,000        334,701
Giordano International                576,000        349,375
HSBC Holdings PLC                      46,708      1,085,013
Television Broadcasts Ltd. ADR         58,000        235,781
                                                   2,004,870

                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------
Indonesia -- 1.4%
Astra International                   132,000    $   428,821
Steady Safe                           193,700        229,923
                                                     658,744
Italy -- 3.7%
Edison SPA                             54,320        290,293
Industrie Natuzzi Spa                  21,688        517,801
Telecom Italia Mobile                 351,789      1,012,798
                                                   1,820,892
[GRAPHIC OF FLAG OF JAPAN]
Japan -- 8.8%
Canon Inc.                             34,000        728,552
Credit Saison Co.                      27,025        493,867
DDI Corp.                                 126        795,714
Honda Motor Co.                        17,000        507,237
NTT Data Communications
   Systems Co.                             16        425,649
Rohm Co.                                7,000        516,212
Sega Enterprises                        1,900         47,627
Sony Corp.                              7,100        496,604
Suzuki Motor Corp.                     33,000        320,207
                                                   4,331,669
Malaysia -- 1.0%
AMMB Holdings Berhad                   55,000        457,168
AMMB Holdings Berhad (Rts.)           110,000         12,428
                                                     469,596
Mexico -- 1.1%
Gruma S.A. de C.V.                      1,766          8,474
Grupo Carso S.A. de C.V.
   (Series A)                          31,216        149,791
Grupo Carso S.A. de C.V. ADR            3,440         41,194
Grupo Financiero Bancomer
   S.A. ADR (Series C)                 22,741        156,352(a,b)
Grupo Televisa S.A. de C.V. ADR         6,881        171,165(a)
                                                     526,976
Netherlands -- 2.7%
ING Groep N.V.                         23,299        918,047
PolyGram N.V.                           7,832        393,792
                                                   1,311,839
Norway -- 1.0%
Petroleum Geo Services                 11,702        511,439(a)

Panama -- 1.2%
Banco Latinoamericano de
   Exportaciones S.A. (Class E)         4,338        204,971
Panamerican Beverage Inc.
   (Class A)                            7,394        396,503
                                                     601,474
Peru -- 1.1%
Telefonica del Peru S.A. ADR
   (Class B)                           25,143        559,432

Philippines -- 1.0%
Pilipino Telephone                     87,700         52,391(a)
San Miguel Corp.                      125,700        436,243
                                                     488,634
----------
See Notes to Schedule of Investments and Financial Statements

                              Schedule of Investments March 31, 1997 (unaudited)


                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------
Portugal --0.5%
Telecel-Comunicacoes Pessoais S.A.      2,922    $   239,737(a)

South Africa -- 0.8%
Iscor                                 468,490        381,619

Spain -- 1.6%
Banco Santander S.A.                    3,745        258,459
Repsol S.A.                            13,078        546,170
                                                     804,629
Sweden -- 1.6%
Autoliv AB                             18,328        791,635

[GRAPHIC OF FLAG OF SWITZERLAND]

Switzerland -- 7.1%
ABB AG                                    566        680,459
Novartis AG                             1,065      1,321,814
Roche Holdings AG                          61        527,550
Schw Ruckversicher (Regd.)                510        542,252
Tag Heuer International S.A. ADR        3,184        420,956(a)
                                                   3,493,031
Thailand -- 0.5%
Thai Farmers Bank                      33,700        219,430

[GRAPHIC OF FLAG OF UNITED KINGDOM]
United Kingdom -- 7.0%
Granada Group                          50,882        769,341
Medeva                                144,616        728,077
Railtrack Group PLC                    39,430        292,579
Reed International                     34,921        642,344
Siebe                                  43,816        739,638
Thorn                                  93,512        253,858
                                                   3,425,837
[GRAPHIC OF FLAG OF UNITED STATES]
United States -- 27.9%
Airgas Inc.                            32,481        548,117(a)
Airtouch Communications Inc.           30,421        699,683(a)
AlliedSignal Inc.                      16,118      1,148,407
Avery Dennison Corp.                    8,326        320,551
Citicorp                                8,118        878,773
Colgate Palmolive Co.                   4,604        458,674
Ecolab Inc.                            24,036        913,368
Electronic Data Systems Corp.          18,855        761,271
First Data Corp.                       33,922      1,149,108
Harman International
   Industries Inc.                     18,056        604,876
Home Depot Inc.                        10,223        546,930
Intel Corp.                             3,338        464,399
Motorola Inc.                          12,640        763,140
Scherer (R.P.) Corp. Delaware          13,275        688,641(a)
Sears Roebuck & Co.                    16,694        838,873
Sensormatic Electronics Corp.          24,599        415,108
Toys'R Us Inc.                          8,816        246,848(a)
Travelers Group Inc.                   17,131        820,147
Tyco International Ltd.                 5,974        328,570
UCAR International Inc.                21,609        856,257(a)
Zebra Technologies Corp. (Class A)      9,030        207,690(a)
                                                  13,659,431

                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------
Total Investments in Securities
   (Cost $40,459,987)                            $46,365,126



                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------

Short Term Investments -- 3.3%
--------------------------------------------------------------------------------
Repurchase Agreement -- 3.3%
State Street Bank and Trust Co.
6.25%   04/01/97
   (Cost $1,620,000)               $1,620,000      1,620,000
   (dated 03/31/97, proceeds 1,620,281,
   collateralized by $1,656,445
   United States Treasury Note,
   9.875%, 11/15/15)

Other Assets and Liabilities, net 2.1%             1,005,057
--------------------------------------------------------------------------------

NET ASSETS - 100%                                $48,990,183
================================================================================

[GRAPHIC OF FLAG OF UNITED STATES]

Icons represent the top five country weightings in the GE Global Equity Fund at March 31, 1997.

----------
See Notes to Schedule of Investments and Financial Statements

                                                   GE PREMIER GROWTH EQUITY FUND

Q&A

David Carlson manages pension and mutual fund portfolios with total assets of over $4 billion. Dave joined GE in 1980 on the GE Financial Management Program. In 1982, he joined GE Investments as a Security Analyst responsible for several consumer industries. In 1988, Dave assumed responsibility for managing Elfun Trusts. He is a Trustee for the GE Canada Pension Trust, a Chartered Financial Analyst (CFA) and a member of the New York Society of Security Analysts. Dave is a graduate of Indiana University with a B.S. in Business.


Q. How did the GE Premier Growth Equity Fund's industry benchmark and Lipper peers perform for the three months ended March 31, 1997?

A. GE Premier Growth Equity Fund commenced investment operations on December 31, 1996, so we only have one quarter's data. For the three months ended March 31, 1997, the S&P 500 rose 2.6% while our Lipper peer group of 843 Growth Funds posted an average return of -1.3%. Refer to the following page to see how your class of shares in the GE Premier Growth Equity Fund compared to these benchmarks.

Q.   Why did the Fund's performance trail that of the S&P 500?

A. A look at the major stock market indices for the first quarter of 1997 shows that the large capitalization indices such as the Dow and the S&P 500 outperformed the broad market overall. For example, the NASDAQ index was down 5.4% in the quarter. In addition, there were several holdings in the GE Premier Growth Equity Fund which fell sharply in the quarter. With approximately 30 holdings in the portfolio, the volatility of returns in any one quarter can be fairly significant.

Q.   What is the strategy of the GE Premier Growth Equity Fund?

A. GE Premier Growth Equity Fund is a growth fund that we believe will have certain aggressive growth characteristics. We seek companies with the following characteristics: high quality products/services with a leading market share in their industries, strong financial characteristics sustainable internal growth and superior financial returns (i.e.), a growth rate of 15% or better, and well-regarded management. Initially, we plan to limit the number of holdings to 30-40 names. We will invest in companies of varying sizes, although a majority of the portfolio will be comprised of companies with relatively large capitalizations. The portfolio will typically be overweighted in growth industries such as Technology and Healthcare, and underweighted in slow-growing industries such as Utilities and Basic materials. We expect the turnover to be low by industry standards, as our philosophy favors a buy and hold approach.

Q.   What is the outlook for GE Premier Growth Equity Fund?

A. Currently, the portfolio holds 33 stocks; 5 Healthcare stocks, 3 Technology stocks, 3 Software/services stocks, 3 Financial stocks, 2 Retail stocks, 2 cellular stocks, and the rest in a variety of industries. As of mid-to late April the cash weighting in the portfolio is approximately 8%, slightly higher than normal due to our concerns about the valuation level of the U.S. market. We believe these companies can grow at a mid-teens or better rate regardless of the strength in the economy or the level of interest rates, and we believe the superior growth rate will drive superior performance over the long term.

[PHOTO OF DAVID CARLSON]

                                                   GE Premier Growth Equity Fund

--------------------------------------------------------------------------------
                              PORTFOLIO COMPOSITION
--------------------------------------------------------------------------------


                          ENERGY & BASIC MATERIALS 5.8%

                                 CONSUMER 24.2%

                               CAPITAL GOODS 6.7%

                                HEALTHCARE 12.6%

                            FINANCIAL SERVICES 7.2%

                                  RETAIL 5.2%

                                TECHNOLOGY 16.9%

                                 Utilities 5.8%

                               Cash & Other 11.6%

                               Miscellaneous 4.0%

--------------------------------------------------------------------------------
                                 Total Return %
                       for the period ended March 31, 1997
--------------------------------------------------------------------------------

                          Since
                        Inception          Commencement
--------------------------------------------------------------------------------
Class A                    - 4.73%           12/31/96
--------------------------------------------------------------------------------
Class A*                   - 9.26%           12/31/96
--------------------------------------------------------------------------------
Class B                    - 4.87%           12/31/96
--------------------------------------------------------------------------------
Class B*                   - 8.67%           12/31/96
--------------------------------------------------------------------------------
Class C                    - 4.67%           12/31/96
--------------------------------------------------------------------------------
Class D                    - 4.60%           12/31/96
--------------------------------------------------------------------------------
S&P 500                      2.61%
================================================================================

* With Load

                               INVESTMENT PROFILE

A mutual fund designed for investors who seek long-term growth of capital and future income by primarily investing in growth-oriented equity securities.

================================================================================
                          GE PREMIER GROWTH EQUITY FUND
                   TOP TEN LARGEST HOLDINGS AT MARCH 31, 1997
================================================================================


   SPDR Trust                                          3.96%
--------------------------------------------------------------------------------
   Interpublic Group Cos. Inc.                         3.46%
--------------------------------------------------------------------------------
   Dover Corp.                                         3.44%
--------------------------------------------------------------------------------
   First Data Corp.                                    3.33%
--------------------------------------------------------------------------------
   Schlumberger Ltd.                                   3.24%
--------------------------------------------------------------------------------
   Molex Inc. (Class A)                                3.21%
--------------------------------------------------------------------------------
   Reuters Holdings PLC ADR (Class B)                  3.21%
--------------------------------------------------------------------------------
   Automatic Data Processing Inc.                      3.19%
--------------------------------------------------------------------------------
   Lincare Holdings Inc.                               3.03%
--------------------------------------------------------------------------------
   CUC International Inc.                              2.95%
================================================================================

                         * Lipper Performance Comparison
                                Growth Peer Group
           Based on total returns for the period ending March 31, 1997

                                             Three
                                            Months

  Number of Funds
  in peer group:                               843


  Peer group average
  total return:                              -1.3%


  Lipper categories
  in peer group:                            Growth


  * See Notes to Performance for explanation of peer categories

                      See page 41 for Notes to Performance.
               Past performance is no guarantee of future results.

                              Schedule of Investments March 31, 1997 (unaudited)


GE PREMIER GROWTH EQUITY FUND



                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------

Common Stock -- 88.4%
--------------------------------------------------------------------------------
Basic Materials -- 2.6%
Airgas Inc.                            12,000    $   202,500

Capital Goods -- 6.7%
Dover Corp.                             5,000        262,500
Molex Inc. (Class A)                    7,000        245,000
                                                     507,500
[GRAPHIC OF MONEY]
Consumer - Cyclical -- 24.2%
Automatic Data Processing Inc.          5,800        242,875
Carnival Corp. (Class A)                6,000        222,000
Catalina Marketing Corp.                5,500        223,437(a)
Circus Circus Enterprises Inc.          7,000        182,000(a)
Comcast UK Cable Partners Ltd.
   (Class A)                           11,000        122,375(a)
CUC International Inc.                 10,000        225,000(a)
Harman International
   Industries Inc.                      5,200        174,200
Interpublic Group Cos. Inc.             5,000        263,750
Tele-Communications Inc.
   Liberty Media Group (Series A)       9,600        191,400(a)
                                                   1,847,037
Energy -- 3.2%
Schlumberger Ltd.                       2,300        246,675

[GRAPHIC OF DOLLAR SIGN]

Financial -- 7.2%
Citicorp                                2,000        216,500
Travelers Group Inc.                    4,000        191,500
Wells Fargo &  Co.                        500        142,063
                                                     550,063
[GRAPHIC]
Healthcare -- 12.6%
Cardinal Health Inc.                    4,000        217,500
Columbia/HCA Healthcare Corp.           4,000        134,500
Johnson & Johnson                       4,200        222,075
Lincare Holdings Inc.                   5,600        231,000(a)
Scherer (R.P.) Corp. Delaware           3,000        155,625(a)
                                                     960,700
Miscellaneous -- 4.0%
SPDR Trust                              4,000        301,875

Retail Trade -- 5.2%
Arbor Drugs Inc.                       10,500        183,750
Home Depot Inc.                         4,000        214,000
                                                     397,750
[GRAPHIC OF DISKETTES]
Software & Services -- 9.2%
First Data Corp.                        7,500        254,062
Microsoft Corp.                         2,200        201,713(a)
Reuters Holdings PLC ADR
   (Class B)                            4,200        244,387
                                                     700,162



                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------
[GRAPHIC OF COMPUTER]
Technology -- 7.7%
Applied Materials Inc.                  4,500    $   208,687(a)
Cisco Systems Inc.                      3,800        182,875(a)
Intel Corp.                             1,400        194,775
                                                     586,337
Utilities -- 5.8%
Airtouch Communications Inc.            9,000        207,000(a)
NTL Inc.                                8,500        179,563(a)
Vanguard Cellular Systems Inc.
   (Class A)                            5,000         55,000(a)
                                                     441,563
Total Investments in Securities
   (Cost $7,154,782)                               6,742,162

                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------

Short Term Investments -- 12.6%
--------------------------------------------------------------------------------
U.S. Government Agencies -- 9.2%
Federal Home Loan Bank
5.41%   04/17/97                     $200,000        199,519(d)
Federal National Mortgage Assoc.
5.46%   04/10/97                      500,000        499,318(d)
                                                     698,837
Repurchase Agreement -- 3.4%
State Street Bank and Trust Co.
6.25%   04/01/97
   (Cost $260,000)                    260,000        260,000
   (dated 03/31/97, proceeds $260,045,
   collateralized by $268,436 United
   States Treasury Note, 9.875%, 11/15/15)


Total Short Term Investments
   (Cost $958,837)                                   958,837

Other Assets and Liabilities, net (1.0%)            (76,404)
--------------------------------------------------------------------------------

NET ASSETS --  100%                               $7,624,595
================================================================================


[GRAPHIC OF DISKETTES]

Icons represent the top five industry weightings in the GE Premier Growth Equity Fund at March 31, 1997.

----------
See Notes to Schedule of Investments and Financial Statements

                                                             GE U.S. EQUITY FUND

Q&A

Gene Bolton is responsible for the overall management of the U.S. equity operation at GE Investments with total assets of over $24 billion. His responsibilities include overseeing the portfolio management team of the GE U.S. Equity Fund listed on page 66. Gene joined GE in 1964. After completing GE's Financial Management Program he held a number of financial and strategic planning positions in the U.S. and Europe. Joining GE Investments in 1984 as Chief Financial Officer, he moved to equities as a Portfolio Manager in 1986 and was named to his present position in 1991. Gene is a Trustee of the GE Pension Trust and GE's employee savings program, as well as Chairman of the Asset Allocation Committee of GE Investments. He also serves as a Trustee of the Investment Management Workshop, sponsored by the Association for Investment Management and Research. Gene is a graduate of Mundelein College with a B.A. in Business Management.

Q. How did the GE U.S. Equity Fund's industry benchmark and Lipper peers perform for the six months ended March 31, 1997?

A. The S&P 500 returned 11.2% for the six months ended March 31, 1997. Our Lipper peer group of 648 Growth and Income Funds had an average return of 8.9% for the same period. Refer to the following page to see how your class of shares in the GE U.S. Equity Fund performed compared to these benchmarks.

Q.   What were the primary performance drivers?

A. The Fund lagged the S&P 500 for the six months ended March 31, 1997, but outperformed the average of its Lipper peer Growth & Income Funds. For the past three years over seventy-five percent of general equity mutual funds have underperformed the S&P 500 largely because of the narrowness of market leadership and the relative weakness of smaller capitalization stocks. Our strong performance relative to peers resulted from an overweighting in Financial, Energy and selected Capital Goods and Consumer-Stable stocks, and an underweighting in Utility and Consumer-Cyclical sectors. In the Financial sector, Travelers Group, Dean Witter Discover & Co., and Citicorp were leaders while Schlumberger was a particularly strong performer in the Energy sector. Textron and United Technologies turned in good performances in the Capital Goods sector while Bristol-Myers Squibb and Smithkline Beecham were leading Healthcare stocks in the Consumer-Stable sector. In the Technology sector our concern with valuations has kept us underweighted in some strong performers such as Microsoft, and we were hurt by our position in Reuters Holdings which underperformed even though fundamentals remain strong.

Q.   What has your investment strategy been?

A. Our strategy is to add value through stock selection by attempting to identify companies with shareholder oriented managements, strong financials and attractive valuations. We concentrate our efforts on fundamental company research and do not try to time the stock market or rotate from one "hot" sector to another. I lead a team of four portfolio managers, two of whom focus principally on growth stocks and two who have a more value-oriented approach. This results in a broadly diversified portfolio that we believe can do well versus the market, regardless of the economic environment. The portfolio managers, supported by a team of industry analysts, focus on finding stocks that they believe will outperform the market over the next three to five years.

Q.   What industries have you liked?

A. As mentioned above, we are overweighted in the Financial, Capital Goods and Energy sectors. These are the areas in which our managers are finding the best values on a stock-by-stock basis. Within the Financial sector we continue to find value in the insurance industry as well as with selected financial service companies and money center banks. In Capital Goods we are overweighted in a diverse group of companies that still look attractive versus the market. Within the Energy sector, our principal thrust is in the oil services industry which we believe is particularly attractive because of strong demand and little excess capacity.

Q.   What is the outlook for the Fund?

A. With most valuation measures at or near record levels, we believe the upside is limited for the stock market in 1997. We also expect volatility to increase and stock selection, as opposed to sector rotation, to be the key to good performance. Given our emphasis on high quality companies with attractive valuations, we believe the portfolio is well positioned for good relative performance in the coming year.

[PHOTO OF GENE BOLTON]

                                                             GE U.S. EQUITY FUND

                             PORTFOLIO COMPOSITION
                                  RETAIL 4.3%
                                 CONSUMER 17.1%
                            FINANCIAL SERVICES 17.8%
                                HEALTHCARE 11.4%
                         ENERGY & BASIC MATERIALS 14.8%
                              CAPITAL GOODS 11.4%
                                TECHNOLOGY 10.4%
                                 UTILITIES 7.1%
                               CASH & OTHER 4.2%
                              TRANSPORTATION 1.5%

--------------------------------------------------------------------------------
                          Average Annual Total Return %
                      for the periods ended March 31, 1997
--------------------------------------------------------------------------------

                                                Since
                 6 Mo.      1 Yr.     3Yr     Inception     Commencement
--------------------------------------------------------------------------------
Class A         10.63%     17.05%    19.91%     16.49%       1/1/94
--------------------------------------------------------------------------------
Class A*         5.37%     11.49%    17.99%     14.76%       1/1/94
--------------------------------------------------------------------------------
Class B         10.31%     16.56%    19.21%     16.21%       12/22/93
--------------------------------------------------------------------------------
Class B*         6.32%     12.56%    18.98%     15.97%       12/22/93
--------------------------------------------------------------------------------
Class C         10.75%     17.49%    20.15%     16.28%       2/22/93
--------------------------------------------------------------------------------
Class D         10.91%     17.71%    20.43%     17.09%       11/29/93
--------------------------------------------------------------------------------
S&P 500         11.23%     19.81%    22.30%
================================================================================

* With Load

                               INVESTMENT PROFILE

A mutual fund designed for investors who seek long-term growth of capital by primarily investing in a diversified portfolio of growth and value stocks of U.S. companies.

================================================================================
                               GE U.S. EQUITY FUND
                   TOP TEN LARGEST HOLDINGS AT MARCH 31, 1997
================================================================================


   Intel Corp.                                         2.18%
--------------------------------------------------------------------------------
   Exxon Corp.                                         2.08%
--------------------------------------------------------------------------------
   Travelers Group Inc.                                1.94%
--------------------------------------------------------------------------------
   Citicorp                                            1.78%
--------------------------------------------------------------------------------
   Federal National Mortgage Assoc.                    1.75%
--------------------------------------------------------------------------------
   Bristol-Myers Squibb Co.                            1.71%
--------------------------------------------------------------------------------
   AlliedSignal Inc.                                   1.69%
--------------------------------------------------------------------------------
   Philip Morris Cos. Inc.                             1.53%
--------------------------------------------------------------------------------
   American International Group Inc.                   1.50%
--------------------------------------------------------------------------------
   Pepsico Inc.                                        1.48%
================================================================================

                         * Lipper Performance Comparison

                          Growth and Income Peer Group
   Based on average annual total returns for the periods ending March 31, 1997

                             Six        One        Three
                           Months      Year        Year

  Number of Funds
  in peer group:             648        594         383


  Peer group average
  total return:             8.9%       15.8%       18.2%


  Lipper categories
  in peer group:           Growth & Income, S&P 500 Index


  * See Notes to Performance for explanation of peer categories

                      See page 41 for Notes to Performance.
               Past performance is no guarantee of future results.

                              Schedule of Investments March 31, 1997 (unaudited)



GE U.S. EQUITY FUND


                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------

Common Stock -- 95.1%
--------------------------------------------------------------------------------
Basic Materials -- 4.2%
Air Products & Chemicals Inc.          11,509    $   781,173
Airgas Inc.                            17,682        298,384(a)
Barrick Gold Corp.                     12,437        295,379
Du Pont de Nemours (E.I.) & Co.        36,712      3,891,472
Eastman Chemical Co.                    4,976        267,460
FMC Corp.                               5,285        323,706
Freeport McMoran Copper &
   Gold Inc. (Class A)                 12,884        378,468
Hoechst AG                              3,109        125,907
IMC Global Inc.                         9,333        337,155
Mead Corp.                             13,724        727,372
Morton International Inc.              38,657      1,633,258
Newmont Mining Corp.                   15,335        594,231
Potash Corp. of Saskatchewan Inc          688         52,288
PPG Industries Inc.                     2,382        128,628
Rayonier Inc.                          11,307        421,186
Santa Fe Pacific Gold Corp.            29,718        490,347
Weyerhaeuser Co.                       23,695      1,057,389
                                                  11,803,803
[GRAPHIC OF CAPITAL GOODS]
Capital Goods -- 11.4%
AlliedSignal Inc.                      66,860      4,763,775
AMP Inc.                               18,435        633,703
Armstrong World Industries Inc.         8,704        563,584
Avery Dennison Corp.                    6,631        255,294
Boeing Co.                              4,175        411,759
Browning-Ferris Industries Inc.        20,665        596,702
Corning Inc.                            7,368        326,955
Deere & Co.                            35,573      1,547,425
Dover Corp.                            67,125      3,524,062
Emerson Electric Co.                   81,502      3,667,590
General Signal Corp.                   10,070        393,989
Hubbell Inc. (Class B)                 71,129      3,005,200
Lockheed Martin Corp.                  12,815      1,076,460
Mannesmann AG                             417        159,500
Martin Marietta Materials Inc.         16,947        436,385
Masco Corp.                             4,146        148,220
McDonnell Douglas Corp.                 9,578        584,258
Minnesota Mining &
   Manufacturing                        7,501        633,835
Molex Inc. (Class A)                   12,034        421,190
National Service Industries Inc.        8,291        324,385
Newport News Shipbuilding Inc.          2,986         43,297
Parker Hannifin Corp.                   3,439        147,017
Sherwin Williams Co.                   14,372        388,044
Textron Inc.                           35,563      3,734,115
Timken Co.                              8,291        443,569
Tyco International Ltd.                 5,300        291,500
Ucar International Inc.                 4,347        172,250(a)
United Technologies Corp.              32,215      2,424,179
Waste Management International
   PLC ADR                              7,933         59,498(a)
Wheelabrator Technologies Inc.          8,291        108,819

                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------
WMX Technologies Inc.                  30,027    $   919,577
                                                  32,206,136
Consumer - Cyclical -- 7.3%
ACNielson Corp.                        17,194        257,910(a)
Automatic Data Processing Inc.         42,489      1,779,227
Carnival Corp. (Class A)               11,298        418,026
Catalina Marketing Corp.                5,895        239,484(a)
Circus Circus Enterprises Inc.         29,445        765,570(a)
Comcast Corp. (Class A)                46,698        788,029
Comcast UK Cable Partners Ltd.
   (Class A)                           12,771        142,077(a)
CUC International Inc.                  9,578        215,505(a)
Disney (Walt) Co.                      38,839      2,835,247
Donnelley (R.R.) & Sons Co.               704         24,552
Dun & Bradstreet Corp.                 11,391        289,047
Eastman Kodak Co.                      25,796      1,957,271
Federal-Mogul Corp.                     5,158        127,016
Ford Motor Co.                         33,063      1,037,352
Gannett Inc.                           23,720      2,036,955
General Motors Corp.                   14,187        785,605
Goodyear Tire & Rubber Co.              6,877        359,323
Harman International
   Industries Inc.                      6,877        230,380
Interpublic Group Cos. Inc.            26,986      1,423,511
ITT Industries Inc.                     4,563        102,097
Knight Ridder Inc.                      6,385        254,602
McDonalds Corp.                        30,042      1,419,485
Metromedia International
   Group Inc.                           6,621         57,520(a)
Readers Digest Assoc. Inc. (Class A)    1,719        49,421
Scholastic Corp.                        9,904        279,788(a)
Tele-Communications Inc.
   (Series A)                          51,443        617,316(a)
Tele-Communications Inc. Liberty
   Media Group (Series A)              49,525        987,405(a)
Time Warner Inc.                       13,179        569,992
Viad Corp.                             10,561        168,976
Xerox Corp.                             7,150        406,656
                                                  20,625,345
[GRAPHIC OF CONSUMER ICON]
Consumer - Stable -- 9.8%
Anheuser Busch Cos. Inc.               71,543      3,013,749
Archer-Daniels Midland Co.             24,847        444,140
Avon Products Inc.                     17,094        897,435
Coca Cola Co.                           2,436        136,112
Colgate Palmolive Co.                  15,075      1,501,847
Conagra Inc.                           16,382        888,723
CPC International Inc.                 16,176      1,326,432
General Mills Inc.                     11,509        714,997
Gillette Co.                            5,894        428,052
International Flavours                  8,115        355,031
Kellogg Co.                             4,146        278,818
Kimberly Clark Corp.                   30,794      3,060,154
Nestle S.A. (Regd.)                       441        516,390
Pepsico Inc.                          128,021      4,176,685
Philip Morris Cos. Inc.                37,623      4,293,725(h)
Procter & Gamble Co.                   29,074      3,343,510
Ralston Purina Co.                      9,058        707,656
Sara Lee Corp.                         22,350        905,175
Sysco Corp.                             7,368        251,433
Unilever N.V.                           1,474        274,532
                                                  27,514,596


----------
See Notes to Schedule of Investments and Financial Statements

                                  GE U.S. EQUITY FUND March 31, 1997 (unaudited)



                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------
[GRAPHIC OF GAS PUMP]
Energy -- 10.5%
Amoco Corp.                            33,348    $ 2,888,770
Anadarko Petroleum Co.                  9,618        539,810
Atlantic Richfield Co.                  4,534        612,090
Baker Hughes Inc.                      25,960        996,215
British Petroleum PLC ADR               2,511        344,635
Burlington Resources Inc.              29,324      1,253,601
Diamond Offshore Drilling Inc.          2,210        151,385(a)
Elf Aquitaine S.A.                      3,807        187,495
Exxon Corp.                            54,405      5,862,139
Halliburton Co.                         7,673        519,846
Louisiana Land & Exploration Co.        3,438        162,875
Mobil Corp.                            16,367      2,137,939
Nabors Industries Inc.                 17,796        347,022(a)
Royal Dutch Petroleum Co. ADR          23,116      4,045,300
Schlumberger Ltd.                      38,161      4,092,767
Texaco Inc.                            22,296      2,441,412
Tosco Corp.                            12,789        364,487
Total S.A. (Class B)                   11,066        468,922
Union Pacific Resources
   Group Inc.                          19,682        526,493
Unocal Corp.                           37,297      1,421,948
Valero Energy Corp.                     2,088         75,951
                                                  29,441,102
[GRAPHIC OF DOLLAR SIGN]
Financial -- 11.8%
American Express Co.                   43,594      2,610,191
Bank of Boston Corp.                   16,201      1,085,467
Bank of New York Inc.                  19,500        716,625
BankAmerica Corp.                       4,740        477,555
Bankers Trust New York Corp.            3,142        257,644
Barnett Banks Inc.                      2,947        137,036
Beneficial Corp.                       10,314        666,542
Chase Manhattan Corp.                  12,772      1,195,778
Citicorp                               46,378      5,020,418
CMAC Investment Corp.                   8,395        280,183
Countrywide Credit Industries          15,674        387,932
Dean Witter Discover & Co.             34,384      1,199,142
Echelon International Corp.                 1             18(a)
Edwards A.G. Inc.                       7,461        229,426
Federal National Mortgage Assoc.      136,410      4,927,811
ING Groep N.V.                          4,431        174,594
Manufactured Home
   Communities Inc.                     5,008        109,550
Mellon Bank Corp.                      10,989        799,450
Merrill Lynch & Co. Inc.                3,733        320,571
Morgan (J.P.) & Co. Inc.               16,629      1,633,799
Morgan Stanley Group Inc.              12,923        759,226
Norwest Corp.                             982         45,418
Salomon Inc.                            4,769        237,854
Standard Federal Bancorporation         5,388        312,504
State Street Boston Corp.              11,548        801,143
T. Rowe Price & Associates              4,667        173,262
Travelers Group Inc.                  114,119      5,463,447
Trizec Hahn Corp.                       6,631        148,369
United States Bancorp                   8,596        459,886
Wells Fargo &  Co.                      9,063      2,575,025
                                                  33,205,866

                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------
[GRAPHIC OF HEALTHCARE]

Healthcare -- 11.4%
Abbott Laboratories                    65,659    $ 3,685,111
Allergan Inc.                          26,033        758,211
American Home Products Corp.           52,801      3,168,060
Amgen Inc.                              4,390        245,291(a)
Arrow International Inc.                2,648         80,102
Baxter International Inc.              13,803        595,254
Bristol-Myers Squibb Co.               81,364      4,800,476
Cardinal Health Inc.                    8,355        454,303
Columbia/HCA Healthcare Corp.           6,385        214,696
Dentsply International Inc.             3,964        198,200
Eli Lilly & Co.                        19,554      1,608,316
Forest Labs Inc.                        1,596         60,050(a)
Johnson & Johnson                      68,139      3,602,850
Lincare Holdings Inc.                   6,631        273,529(a)
Living Centers of America Inc.          9,579        330,476(a)
Merck & Co. Inc.                       48,137      4,055,542
Pfizer Inc.                            32,035      2,694,944
Scherer (R.P.) Corp. Delaware          15,266        791,924(a)
Schering Plough Corp.                  21,257      1,546,447
Smithkline Beecham PLC ADR             34,089      2,386,230
St. Jude Medical Inc.                   2,088         69,687(a)
Watson Pharmaceuticals Inc.            15,964        570,713(a)
                                                  32,190,412
Insurance -- 5.9%
American International Group Inc.      35,872      4,210,476
Chubb Corp.                             8,709        469,197
Equitable Cos. Inc. (Series B)          2,948         80,333
Everest Reinsurance Holdings            3,144         92,355
General Reinsurance Corp.              11,744      1,855,552
ITT Hartford Group Inc.                 7,186        518,290
Lincoln National Corp.                 24,182      1,293,737
Loews Corp.                            30,143      2,678,959
Marsh & McLennan Cos. Inc.             12,610      1,428,083
Provident Cos. Inc.                    22,531      1,233,572
Providian Corp.                         7,520        402,320
Reliastar Financial Corp.               2,701        159,697
TIG Holdings Inc.                      54,741      1,738,027
UNUM Corp.                              6,317        461,141
                                                  16,621,739
Retail Trade -- 4.3%
American Stores Co.                    12,437        553,446
Arbor Drugs Inc.                       28,647        501,323
Costco Cos. Inc.                       21,613        597,059(a)
Dayton Hudson Corp.                    17,939        748,953
Federated Department Stores Inc.       23,077        758,656(a)
Home Depot Inc.                        29,089      1,556,261
K Mart Corp.                            4,912         59,558(a)
Lowes Cos. Inc.                        12,240        457,470
May Department Stores Co.               3,438        156,429
Office Max Inc.                         6,081         79,053(a)
Penney J.C. Inc.                        6,033        287,322
Sears Roebuck & Co.                    43,523      2,187,031
Toys OR Us Inc.                        42,185      1,181,180(a)
Wal Mart Stores Inc.                  108,025      3,011,197
                                                  12,134,938


----------
See Notes to Schedule of Investments and Financial Statements

                              Schedule of Investments March 31, 1997 (unaudited)



                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------
Technology - Computer Software & Services -- 3.6%

Computer Associates
   International Inc.                  21,430    $   833,091
Electronic Data Systems Corp.          11,169        450,948
Equifax Inc.                           90,410      2,463,673
First Data Corp.                      101,014      3,421,849
Informix Corp.                          4,146         62,708(a)
Intuit Inc.                             4,878        113,414(a)
Microsoft Corp.                         6,621        607,063(a)
Reuters Holdings PLC ADR
   (Class B)                           35,057      2,039,879
                                                   9,992,625
Technology - Electronics & Equipment -- 6.4%

3Com Corp.                              4,175        136,731(a)
Applied Materials Inc.                 12,958        600,927(a)
Cisco Systems Inc.                     15,472        744,590(a)
DSC Communications Corp.                5,404        113,146(a)
Hewlett Packard Co.                    68,508      3,648,051
Intel Corp.                            44,194      6,148,490
International Business Machines        28,573      3,925,216
Lucent Technologies Inc.                6,528        344,352
Motorola Inc.                              76          4,589
NCR Corp.                                 982         34,616(a)
Northern Telecom Ltd.                   5,894        385,320
Perkin Elmer Corp.                        737         47,444
Pitney Bowes Inc.                      10,907        640,786
Rockwell International Corp.            2,999        194,560
Storage Technology Corp.                4,054        159,120(a)
Varian Associates Inc.                 15,154        810,739
                                                  17,938,677
Transportation -- 1.4%
Burlington Northern Santa Fe           14,540      1,075,960
Canadian Pacific Ltd.                  31,944        766,656
Continental Airlines Inc.
   (Class B)                           16,848        528,606(a)
Delta Air Lines Inc.                    4,146        348,782
Pittston Brinks Group                   8,351        210,863
Union Pacific Corp.                    19,741      1,120,302
                                                   4,051,169
Utilities -- 7.1%
360 Communications Co.                  3,193         55,079(a)
Airtouch Communications Inc.          103,339      2,376,797(a)
Allegheny Power Systems Inc.            6,533        193,540
American Electric Power Inc.           17,192        709,170
American Telephone &
   Telegraph Corp.                     38,005      1,320,674
Bellsouth Corp.                        30,882      1,304,764
CMS Energy Corp.                        3,438        113,024
Duke Power Co.                         21,367        942,819
El Paso Natural Gas Co.                 5,894        333,748
Florida Progress Corp.                 16,210        492,379
FPL Group Inc.                         14,431        636,768
GTE Corp.                              78,608      3,665,098
Illinova Corp.                          6,385        146,057
MCI Communications Corp.               30,856      1,099,245

                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------
NTL Inc.                               57,441    $ 1,213,441(a)
NYNEX Corp.                            15,826        722,061
Pacificorp                             31,928        682,461
Pinnacle West Capital Corp.            11,052        332,942
Public Service Co. Colorado             9,122        353,478
SBC Communications Inc.                29,924      1,574,750
Scana Corp.                             4,416        112,056
Sonat Inc.                             13,685        745,832
Southern Co.                           15,060        318,143
Sprint Corp.                            4,912        223,496
Vanguard Cellular Systems Inc.
   (Class A)                           28,981        318,791(a)
                                                  19,986,613
Total Common Stock
   (Cost $218,833,523)                           267,713,021



                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------

Convertible Bonds -- 0.1%
--------------------------------------------------------------------------------
Berkshire Hathaway Inc. Delaware
1.00%   12/02/01                     $116,000        117,740
Continental Airlines Inc.
6.75%   04/15/06                       15,000         18,450
6.75%   04/15/06                      172,000        206,400(a,b)

Total Convertible Bonds
   (Cost $297,830)                                   342,590




                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------

Preferred Stock -- 0.6%
--------------------------------------------------------------------------------
Airtouch Communications Inc.
   (Class B), 6.00%                     4,534        116,184
Kmart Financing, 7.75%                    982         52,537
Microsoft Corp. (Series A), $2.20      14,441      1,171,526
Occidental Petroleum Corp., $3.88       5,310        307,980(b)

Total Preferred Stock
   (Cost $1,630,789)                               1,648,227

Total Investments in Securities
   (Cost $220,762,142)                           269,703,838

----------
See Notes to Schedule of Investments and Financial Statements

                                  GE U.S. Equity Fund March 31, 1997 (unaudited)



                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------

Short Term Investments -- 4.2%
--------------------------------------------------------------------------------
Time Deposit -- 0.2%
State Street Cayman Islands          $485,000    $   485,000
6.50%   04/01/97

Repurchase Agreement -- 4.0%
State Street Bank and Trust Co.
6.25%   04/01/97
   (Cost $11,350,000)              11,350,000     11,350,000
   (dated 03/31/97, proceeds $11,351,970,
   collateralized by $11,582,023 United
   States Treasury Note, 9.875%, 11/15/15)

Total Short Term Investments
   (Cost $11,835,000)                             11,835,000

Other Assets and Liabilities, net 0.0%              (99,240)
--------------------------------------------------------------------------------

NET ASSETS --  100%                             $281,439,598
================================================================================




Other Information
--------------------------------------------------------------------------------

The GE U.S. Equity Fund had the following long Futures Contracts open at March 31, 1997:

                                    Number
                  Expiration            of       Underlying     Unrealized
Description             Date     Contracts       Face Value           Loss
--------------------------------------------------------------------------------

S&P 500            June 1997            19      $ 7,201,000      $ 414,750

[GRAPHIC OF CAPITAL GOODS]

Icons represent the top five industry weightings in the GE U.S. Equity Fund at March 31, 1997.

----------
See Notes to Schedule of Investments and Financial Statements

                                                    GE STRATEGIC INVESTMENT FUND
Q&A

David Carlson and Bob MacDougall share portfolio management responsibility for the GE Strategic Investment Fund. Dave Carlson manages the equity portion and Bob MacDougall manages the fixed income portion of the fund. Please refer to page 10 for Dave's biographical details and page 31for Bob's biographical details.

Q. How did GE Strategic Investment Fund's Lipper and industry benchmarks perform for the six months ended March 31, 1997?

A. Our 322 peer Balanced funds as tracked by Lipper Analytical Services, had an average return of 5.4% for the six months ended March 31, 1997. Looking at the various asset classes, U.S. stocks (S&P 500) returned 11.2%, international stocks MSCIEAFE had a 0.0% return, and bonds (LB Agg.) returned 2.4% for the same period. Refer to the following page to see how your class of shares in the GE Strategic Investment Fund compared to these benchmarks.

Q. What is the current breakdown among U.S. stocks, international stocks, bonds, and cash, and has this changed in the last six months?

A. Currently, U.S. stocks comprise 40% of the total Fund, international stocks 18%, bonds 31% and cash 11%. The only significant change over the last six months is the lowering of U.S. stocks (from 45%) and the increase in international stocks (from 14%). We continue to believe that the U.S. market is expensive relative to the international markets, so U.S. stocks are at a lower than normal level. The cash weighting is higher than normal due in part to the full valuation of the stock market and the near term risk that the Federal Reserve will continue to raise interest rates.

Q. You have made few changes in asset mix over the last two years. Should investors expect fairly stable levels of asset mix or do you envision greater changes in the future?

A. We have a rigorous analytical approach to asset allocation. The asset allocation committee that sets the policy for the GE Pension Trust also sets the policy for the GE Strategic Investment Fund as well. They employ a variety of quantitative models that compare stocks versus bonds, U.S. stocks versus international stocks, and all long duration assets versus cash. Essentially, they assess the risk/reward offered in each market and recommend an appropriate weight for each asset class. Volatility has been fairly low in recent years so the changes have been few. If volatility increases, the weightings will change more significantly and more frequently.

Q.   What is the outlook for the GE Strategic Investment Fund?

A. We would characterize the positioning of the GE Strategic Investment Fund as somewhat defensive. Equities are lower than normal and cash is higher than normal. At the time this is written, we are expecting at least one more upward move in interest rates by the Federal Reserve. Stocks and bonds do not typically do well when the Fed is tightening. Within each asset class the focus remains the same; find high quality instruments at attractive valuation levels. Should the market sell off in the coming months, we believe we are in excellent position to take advantage of the volatility.

[PHOTO OF DAVID CARLSON AND BOB MACDOUGALL]

                          GE STRATEGIC INVESTMENT FUND
                             PORTFOLIO COMPOSITION
                             DOMESTIC EQUITY 40.4%
                              FOREIGN EQUITY 18.4%
                             BONDS AND NOTES 30.6%
                               CASH & OTHER 10.6%

--------------------------------------------------------------------------------
                          Average Annual Total Return %
                      for the periods ended March 31, 1997
--------------------------------------------------------------------------------

                                                Since
                 6 Mo.      1 Yr.     3Yr     Inception     Commencement
--------------------------------------------------------------------------------
Class A          5.52%     10.75%    13.96%     11.34%        1/1/94
--------------------------------------------------------------------------------
Class A*         0.51%      5.49%    12.13%      9.69%        1/1/94
--------------------------------------------------------------------------------
Class B          5.31%     10.20%    13.27%     10.87%       12/22/93
--------------------------------------------------------------------------------
Class B*         1.31%      6.20%    13.01%     10.61%       12/22/93
--------------------------------------------------------------------------------
Class C          5.64%     10.98%    14.08%     11.39%        2/22/93
--------------------------------------------------------------------------------
Class D          5.79%     11.35%    14.40%     11.97%       11/29/93
--------------------------------------------------------------------------------
LB Agg.          2.43%      4.91%     6.86%
--------------------------------------------------------------------------------
S&P 500         11.23%     19.81%    22.30%
================================================================================

* With Load

                               INVESTMENT PROFILE

A mutual fund designed for investors who seek to maximize total return through asset allocation designed to achieve capital appreciation primarily from common stocks and other equity securities and current income from bonds and other fixed income securities.

================================================================================

                          GE STRATEGIC INVESTMENT FUND
                   TOP TEN LARGEST HOLDINGS AT MARCH 31, 1997
================================================================================


   Gov't Nat'l Mortgage Assoc. 8.5% 10/15/17           2.46%
--------------------------------------------------------------------------------
   U.S. Treasury Note 6.5% 10/15/06                    1.47%
--------------------------------------------------------------------------------
   U.S. Treasury Bond 6.5% 11/15/26                    1.42%
--------------------------------------------------------------------------------
   First Data Corp.                                    1.34%
--------------------------------------------------------------------------------
   Travelers Group Inc.                                1.26%
--------------------------------------------------------------------------------
   U.S. Treasury Note 5.875% 2/15/00                   1.25%
--------------------------------------------------------------------------------
   Dover Corp.                                         1.22%
--------------------------------------------------------------------------------
   Federal National Mtg. Assn.                         1.21%
--------------------------------------------------------------------------------
   AlliedSignal Inc.                                   1.15%
--------------------------------------------------------------------------------
   Schlumberger Ltd.                                   1.08%
================================================================================

                         * Lipper Performance Comparison

                               Balanced Peer Group
   Based on average annual total returns for the periods ending March 31, 1997

                             Six        One        Three
                           Months      Year        Year

  Number of Funds
  in peer group:             322        294         177


  Peer group average
  total return:             5.4%       10.7%       12.8%


  Lipper categories
  in peer group:           Balanced


  * See Notes to Performance for explanation of peer categories

                      See page 41 for Notes to Performance.
               Past performance is no guarantee of future results.
20

                              Schedule of Investments March 31, 1997 (unaudited)

GE STRATEGIC INVESTMENT FUND



                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------

Common Stock -- 58.2%
--------------------------------------------------------------------------------

Basic Materials -- 1.9%
Air Products & Chemicals Inc.           5,000    $   339,375
Airgas Inc.                            10,000        168,750(a)
Banpu Co.                               1,200         17,569
BASF AG                                 3,255        122,940
Carter Holt Harvey Ltd.                 9,061         19,198
Iscor Ltd.                            213,917        174,251
Morton International Inc.              15,000        633,750
PT Tambang Timah GDR                    2,707         40,605(b)
SGL Carbon                              2,061        282,955
Tokyo Steel Manufacturing               5,800         57,217
                                                   1,856,610
[GRAPHIC OF CAPITAL GOODS]
Capital Goods -- 7.9%
ABB AG                                    255        306,567
Alcatel Alsthom                         2,325        280,764
Alleghany Corp. Delaware                1,040        216,923
AlliedSignal Inc.                      16,000      1,140,000
AMP Inc.                                8,900        305,938
Astra International                    62,500        203,040
Bombardier Inc.                         5,180         93,536
Browning-Ferris Industries Inc.         5,000        144,375
Denso Corp.                             2,000         39,298
Dover Corp.                            23,000      1,207,500
Emerson Electric Co.                    5,000        225,000
Grupo Carso S.A. de C.V. ADR            8,314         99,560
Hubbell Inc. (Class B)                 18,225        770,006
Lyonnaise Des Eaux S.A.                 1,326        135,800
Mannesmann AG                             647        247,474
Metra AB                                  188         10,989
Molex Inc. (Class A)                    9,000        315,000
NEC Corp.                              14,000        158,486
PT Mulia Industrindo                   73,000         47,126
Siam Cement Co. Ltd.                      600         15,627
Siebe                                  19,651        331,720
Siemens AG                              4,155        223,942
Tata Engineering &
   Locomotive Co. Ltd. GDR              1,311         16,388(b)
Tata Engineering &
   Locomotive Co. Ltd. GDR              1,280         16,000
Tyco International Ltd.                 3,800        209,000
VA Technologie AG                       1,811        266,949
Valeo                                   3,529        237,718
Valmet Corp.                            4,577         81,542(a)
Waste Management International
   PLC ADR                              3,265         24,488(a)
WMX Technologies Inc.                  12,500        382,812
                                                   7,753,568
[GRAPHIC OF MONEY]
Consumer - Cyclical -- 7.3%
Airtours PLC                           18,548        302,114
Autoliv AB                              6,556        283,171
Automatic Data Processing Inc.         15,000        628,125

                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------
Canon Inc.                             15,000    $   321,420
Carnival Corp. (Class A)                7,000        259,000
Catalina Marketing Corp.                3,000        121,875(a)
Circus Circus Enterprises Inc.          8,000        208,000(a)
Comcast Corp. (Class A)                18,000        303,750
Comcast UK Cable Partners Ltd.
   (Class A)                            7,000         77,875(a)
CUC International Inc.                  4,500        101,250(a)
Disney (Walt) Co.                       9,000        657,000
Electrolux AB (Series B)                2,216        141,146
EMI Group                               1,660         30,371
Gannett Inc.                            3,800        326,325
Granada Group                          17,205        260,141
Grupo Television S.A. de C.V. ADR         740         18,407(a)
Gucci Group N.V. ADR                      355         25,604
Harman International
   Industries Inc.                      4,000        134,000
Honda Motor Co.                         8,000        238,700
Hong Kong & Shang Hot                  17,000         26,875
Industrie Natuzzi Spa                   1,058         25,260
Interpublic Group Cos. Inc.             7,000        369,250
Johnson Electric Holdings              15,500         39,407
Kinnevik Investment (Series B)          2,644         74,029
McDonalds Corp.                         6,500        307,125
Michelin CGDE                           1,865        111,113
Polygram N.V.                           4,076        204,941
Promise Co.                             1,100         46,074
Reed International                     12,835        236,090
Saatchi & Saatchi                      64,392        128,191(a)
Scholastic Corp.                        2,219         62,687
Sega Enterprises                          600         15,040
Sony Corp.                              3,700        258,794
Suzuki Motor Corp.                     12,000        116,439
Tele-Communications Inc.
   (Class A)                           20,000        240,000(a)
Tele-Communications Inc. Liberty
   Media Group (Series A)              10,000        199,375(a)
Television Broadcasts Ltd. ADR         25,000        101,630
Time Warner Inc.                        3,800        164,350
                                                   7,164,944
Consumer - Stable -- 4.7%
Anheuser Busch Cos. Inc.                7,600        320,150
Avon Products Inc.                      6,400        336,000
Coca Cola Amatil Ltd.                   7,643         72,673
Coca Cola Co.                           1,500         83,813
Colgate Palmolive Co.                   1,200        119,550
Gehe AG (WT)                            3,039        208,612
Gillette Co.                            4,300        312,288
Gruma S.A. de C.V.                        676          3,244
International Flavours                  2,200         96,250
Kimberly Clark Corp.                    9,000        894,375
Nestle S.A. (Regd.)                       161        188,523
Nutricia Verenigde Bedrijven              310         47,934
Panamerican Beverages Inc.
   (Class A)                            1,695         90,894
Pepsico Inc.                           19,000        619,875
Philip Morris Cos. Inc.                 9,000      1,027,125
Procter & Gamble Co.                    1,200        138,000
San Miguel Corp.                       35,100        121,815
                                                   4,681,121

----------
See Notes to Schedule of Investments and Financial Statements

                         GE Strategic Investment Fund March 31, 1997 (unaudited)



                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------
[GRAPHIC OF GAS PUMP]
Energy -- 5.5%
Amoco Corp.                             1,700    $   147,263
Anadarko Petroleum Co.                  4,300        241,338
Atlantic Richfield Co.                  2,300        310,500
Coflexip ADR                            3,971        122,108(a)
ENI Spa (Regd.)                        10,925         55,534
Exxon Corp.                             5,500        592,625
OMV AG                                    725         85,820
Repsol S.A.                             5,292        221,007
Royal Dutch Petroleum Co. ADR           5,000        875,000
Schlumberger Ltd.                      10,000      1,072,500
Texaco Inc.                             4,600        503,700
Total S.A. (Class B)                    4,710        408,460
Union Pacific Resources
   Group Inc.                           5,928        158,574
Unocal Corp.                           13,000        495,625
Veba AG                                 3,079        174,347
                                                   5,464,401
[GRAPHIC OF DOLLAR SIGN]
Financial -- 7.4%
Alpha Credit Bank                       1,588        116,570
Alpha Credit Bank (Rts.)                  895          7,137
American Express Co.                    6,000        359,250
AMMB Holdings Berhad                    6,800         56,522
AMMB Holdings Berhad (Rts.)            13,600          1,537
Banco Comercial Portugues ADR          12,628        187,084
Banco Popular (Regd.)                     214         38,506
Banco Santander S.A.                      885         61,078
Cheung Kong Holdings                   16,000        140,927
China Resources Development             8,000         17,242
Citicorp                                8,000        866,000
Countrywide Credit Industries          10,000        247,500
DBS Land                               14,000         47,878
Den Danske Bank                         2,633        237,371
Deutsche Bank AG                          557         31,356
Dresdner Bank AG                        1,835         65,237
Federal National Mortgage Assoc.       33,000      1,192,125
Grupo Financiero Bancomer
   S.A. ADR (Series C)                  5,180         35,620(a,b)
HSBC Holdings PLC                      12,899        299,640
ING Groep N.V.                          6,147        242,209
Lai Sun Development                    22,000         25,553
Lai Sun Hotels International Ltd.       4,418              0(a)
Merita Ltd.                             9,186         31,260
Metro Bank & Trust Co.                  3,900        101,328
Morgan (J.P.) & Co. Inc.                3,000        294,750
New World Development Corp.            11,775         63,520
State Street Boston Corp.               8,000        555,000
Sumitomo Realty & Development           5,000         33,638
Thai Farmers Bank                       6,500         42,323
Travelers Group Inc.                   26,000      1,244,750
Wells Fargo &  Co.                      2,400        681,900
                                                   7,324,811
[GRAPHIC OF HEALTHCARE]
Healthcare -- 8.4%
Abbott Laboratories                    17,000        954,125
American Home Products Corp.           10,000        600,000
Arrow International Inc.                2,500         75,625
Bristol-Myers Squibb Co.               12,000        708,000

                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------
Cardinal Health Inc.                    5,250    $   285,469
Columbia/HCA Healthcare Corp.           4,500        151,313
Dentsply International Inc.             2,000        100,000
Eli Lilly & Co.                         5,200        427,700
Faulding (F.H.) & Co.                   7,181         42,221
Fresenius Medical Care Inc.
    AG ADR                                855         81,963(a)
Johnson & Johnson                      19,000      1,004,625
Lincare Holdings Inc.                   4,000        165,000(a)
Living Centers of America Inc.          3,000        103,500(a)
Medeva                                 72,269        363,842
Merck & Co. Inc.                       10,000        842,500
Novartis AG                               334        414,541(a)
Pfizer Inc.                            10,500        883,312
Roche Holdings AG                          27        233,506
Scherer (R.P.) Corp. Delaware           3,000        155,625
Smithkline Beecham PLC ADR              6,600        462,000
St. Jude Medical Inc.                   2,000         66,750(a)
Watson Pharmaceuticals Inc.             5,000        178,750(a)
                                                   8,300,367
Insurance -- 3.3%
American International Group Inc.       4,500        528,188
AXA-UAP                                 1,625        107,754
Chubb Corp.                             5,000        269,375
General Reinsurance Corp.               3,500        553,000
Loews Corp.                             8,000        711,000
Marsh & McLennan Cos. Inc.              3,800        430,350
Pohjola                                 1,618         43,401
Schw Ruckversicher (Regd.)                123        130,778
TIG Holdings Inc.                       9,000        285,750
UNUM Corp.                              2,000        146,000
Zurich Versicherungsgesellechaft          218         68,627
                                                   3,274,223
Retail Trade -- 1.6%
Arbor Drugs Inc.                       12,750        223,125
Carrefour                                 495        307,782
Credit Saison Co.                      12,650        231,172
Giordano International                 94,000         57,016
Home Depot Inc.                         3,800        203,300
Tag Heuer International S.A. ADR          608         80,384(a)
Thorn                                  10,669         28,963
Toys'R Us Inc.                         16,000        448,000(a)
                                                   1,579,742
Software & Services -- 3.7%
Equifax Inc.                           34,000        926,500
First Data Corp.                       39,000      1,321,125
Intuit Inc.                             3,000         69,750(a)
Microsoft Corp.                         3,800        348,413
NTT Data Corp.                              6        159,618
Reuters Holdings PLC ADR
   (Class B)                           15,000        872,812
                                                   3,698,218
Technology -- 2.2%
Applied Materials Inc.                  2,000         92,750(a)
Brambles Industries Ltd.               11,548        189,841
Cisco Systems Inc.                      4,000        192,500(a)


----------
See Notes to Schedule of Investments and Financial Statements

                              Schedule of Investments March 31, 1997 (unaudited)



                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------
Hewlett Packard Co.                     3,400    $   181,050
Intel Corp.                             6,500        904,313
Murata Manufacturing Co.                7,000        251,314
Rohm Co.                                3,000        221,234
Wolters Kluwer                            836        100,694
                                                   2,133,696
Transportation -- 1.1%
Burns Philip & Co.                    119,080        198,840
IHC Caland N.V.                         4,080        217,977
Pittston Brinks Group                   5,500        138,875
Railtrack Group PLC                    25,022        185,669
Singapore Airlines Ltd.                 5,000         40,152
Union Pacific Corp.                     5,700        323,475
                                                   1,104,988
Utilities -- 3.2%
Airtouch Communications Inc.           31,000        713,000(a)
BSES                                    1,518         31,878(a)
DDI Corp.                                  37        233,662
Edison SPA                             19,696        105,258
GTE Corp.                               5,000        233,125
Korea Electric Power                    5,411        157,103
LM Ericsson Telephone (Series B)        1,619         57,146
MCI Communications Corp.                7,500        267,188
Netcom Systems AB (Series B)            2,323         34,216(a)
NTL Inc.                               22,000        464,750(a)
NYNEX Corp.                             2,000         91,250
Tele Danmark AS (Series B)                460         24,124
Telecom Italia Mobile                  98,613        283,906
Telecomunicacoes de
   Sao Paulo S.A.                     700,745        177,948
Telefonica del Peru S.A. ADR
   (Class B)                            7,229        160,845
Telekom Malaysia                        9,000         70,089
Vanguard Cellular Systems Inc.
   (Class A)                            5,000         55,000(a)
Videsh Sanchar Nigam Ltd. GDR             507          8,898(b)
                                                   3,169,386
Total Common Stock
    (Cost $43,922,790)                            57,506,075


                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------

Bonds and Notes -- 30.6%
--------------------------------------------------------------------------------
Federal Agency -- 0.2%
Federal National Mortgage Assoc.
6.375%   01/16/02
   (Cost $224,703)                  $ 225,000        220,289

U.S. Treasuries -- 12.0%
U.S. Treasury Bonds
5.63%      04/02/98                   631,000        594,762
6.50%      11/15/26                 1,523,000      1,402,104(h)
6.75%      08/15/26                   860,000        814,850(h)
8.125%     08/15/19                   787,000        863,489(h)

                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------
12.00%     05/15/05                  $182,000    $   238,249(h)
12.50%     08/15/14                   121,000        173,464(h)
13.75%     08/15/04                   233,000        323,760(h)
                                                   4,410,678
U.S. Treasury Notes
5.625%     02/28/01                   238,000        229,187(h)
5.875%     10/31/98 - 02/15/00      2,789,000      2,752,724(h)
6.00%      09/30/98                   682,000        679,013(h)
6.25%      01/31/02 - 02/28/02      1,168,000      1,142,860(h)
6.50%      10/15/06                 1,504,000      1,457,240(h)
6.625%     07/31/01                   630,000        626,850(h)
7.75%      12/31/99                   566,000        582,182(h)
                                                   7,470,056
Total U.S. Treasuries
   (Cost $12,162,794)                             11,880,734

Asset Backed -- 0.5%
Advanta Mortgage Loan Trust Corp.
6.30%      07/25/25                    24,119         23,251
First Plus Home Improvement Loan Trust
7.80%      03/20/16                    44,000         44,076
Lehman FHA Title I Loan Trust
7.83%      09/25/17                    40,000         40,150
Premier Auto Trust
6.50%      03/06/00                    50,000         50,031
Provident Bank Home Equity Loan Trust
6.72%      01/25/13                   242,203        238,267
The Money Store Home Equity Trust
7.50%      01/15/26                    49,000         48,326
7.90%      10/15/22                    29,000         29,290

Total Asset Backed
   (Cost $476,335)                                   473,391

Corporate Notes -- 6.2%
Abbey National PLC
7.35%      10/29/49                    30,000         29,237
AFC Capital Trust
8.207%     02/03/27                   100,000         98,256(b)
Aon Capital Trust
8.205%     01/01/27                   100,000         98,620(b)
Argentaria Capital Fund
6.375%     02/14/06                    60,000         55,275
Bancomer S.A.
9.00%      06/01/00                    45,000         45,169(b)
BCH Cayman Islands
8.25%      06/15/04                    25,000         25,670
Bell Telephone Co. - Canada
9.50%      10/15/10                   150,000        173,669
BT Preferred Capital Trust
7.875%     02/25/27                   120,000        112,199
Capital One Bank
6.43%      06/29/98                   150,000        149,685
Carter Holt Harvey Ltd.
8.875%     12/01/04                   200,000        215,032
Central Maine Power Co.
7.40%      06/02/98                   200,000        201,000
China International Trust &
   Investment Corp.
9.00%      10/15/06                    65,000         70,113


----------
See Notes to Schedule of Investments and Financial Statements

                         GE Strategic Investment Fund March 31, 1997 (unaudited)



                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------
Circus Circus Enterprises Inc.
6.70%      11/15/2096              $   70,000    $    66,947
Citicorp
8.625%     12/01/02                   100,000        106,448
Continental Cablevision Inc.
8.50%      09/15/01                    70,000         73,110
Dao Heng Bank Ltd.
7.75%      01/24/07                   100,000         97,459(b)
Deutsche Bank Financial Inc.
6.70%      12/13/06                    85,000         80,746
Developers Diversified Realty Corp.
7.00%      03/05/01                   115,000        112,419
Dresser Industries Inc.
7.60%      08/15/2096                  50,000         48,629
Empresa Nacional De Electricid
7.875%     02/01/27                    70,000         67,589
8.125%     02/01/2097                  65,000         63,591
FBOP Capital Trust
10.20%     02/06/27                    85,000         82,294(b)
Federated Department Stores Inc.
10.00%     02/15/01                   190,000        205,078
First Security Capital
8.41%      12/15/26                    41,000         40,838(b)
Freeport Term Malta Ltd.
7.50%      03/29/09                    55,000         54,676(b)
Freeport-McMoran Resource
   Partners L.P.
7.00%      02/15/08                    35,000         32,892
Guangdong International Trust &
   Investment Corp.
8.75%      10/24/16                    50,000         50,867
HSBC Finance Nederland B.V.
7.40%      04/15/03                   100,000         99,182(b)
Hydro-Quebec
8.05%      07/07/24                    95,000        100,415
8.25%      04/15/26                    50,000         50,668
Ikon Capital Resource Inc.
6.96%      03/27/01                   200,000        199,022
Israel Electric Corp. Ltd.
8.10%      12/15/2096                  25,000         24,160(b)
ITT Corp. (new)
6.25%      11/15/00                    31,000         29,898
Korea Electric Power Corp.
7.75%      04/01/13                    48,000         47,485
Landeskreditbank Baden
7.875%     04/15/04                    40,000         41,428
Lehman Brothers Holdings Inc.
6.90%      03/30/01                   160,000        157,978
Loewen Group International Inc.
7.50%      04/15/01                   105,000        104,081
Morgan Stanley Finance PLC
8.03%      02/28/17                    40,000         38,796
New York State Dormitory
   Authority Revenues
6.32%      04/01/99                    90,000         89,157
News America Holdings Inc.
8.15%      10/17/36                   270,000        255,401
North Atlantic Energy Corp.
9.05%      06/01/02                    88,000         86,567

                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------
Ontario Province of Canada
6.125%     06/28/00                 $ 250,000       $245,325
Oryx Energy Co.
9.50%      11/01/99                    75,000         78,254
10.00%     06/15/99                   100,000        104,987
Paramount Communications Inc.
5.875%     07/15/00                   150,000        143,289
Pennzoil Co.
10.625%    06/01/01                    50,000         53,214
Petroleos Mexicanos
7.75%      10/29/99                    50,000         49,875(b)
Philip Morris Cos. Inc.
7.20%      02/01/07                    30,000         28,852
Provident Capital Trust
8.60%      12/01/26                    35,000         33,937(b)
Reliance Industries Ltd.
10.375%    06/24/16                    40,000         43,185(b)
10.50%     08/06/46                    30,000         31,718(b)
Republic of Columbia
7.25%      02/15/03                    35,000         33,304
Republic of Panama
7.875%     02/13/02                   100,000         96,500(b)
Republic of Poland
3.75%      10/27/14                    50,000         39,875
Riggs Capital Trust
8.625%     12/31/26                    40,000         39,608(b)
RJR Nabisco Inc.
8.00%      07/15/01                   125,000        124,234
Southern Investments UK PLC
6.375%     11/15/01                    75,000         72,476
Sovereign Capital Trust
9.00%      04/01/27                   105,000        102,453(b)
Taubman Realty Group L.P.
8.00%      06/15/99                    80,000         81,117
TCI Communications Inc.
6.69%      03/31/06                   100,000         97,683
Tele-Communications Inc.
8.25%      01/15/03                    85,000         85,019
Tenet Healthcare Corp.
8.00%      01/15/05                    70,000         67,375
Time Warner, Inc.
6.10%      12/30/01                   180,000        169,002
Total Access Communication PLC
7.625%     11/04/01                   185,000        181,922(b)
United Co. Financial Corp.
7.00%      07/15/98                   150,000        149,841
WorldCom Inc.
7.55%      04/01/04                   105,000        104,826
Yale University Notes
7.375%     04/15/2096                  65,000         62,096

Total Corporate Notes
   (Cost $6,187,477)                               6,101,713

Mortgage-Backed -- 11.7%
Federal Home Loan Mortgage Corp.
6.50%      03/01/04                    25,289         24,811
8.00%      10/01/25 - 02/01/26        640,301        644,604
9.00%      04/01/16 - 04/01/25        490,050        515,386
9.00%      06/01/21                    89,002         94,351(h)
                                                   1,279,152


----------
See Notes to Schedule of Investments and Financial Statements

                              Schedule of Investments March 31, 1997 (unaudited)



                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------
Federal National Mortgage Assoc.
6.50%      01/01/04                $   14,843    $    14,554
8.50%      12/01/24                   246,375        252,687
8.50%      04/01/17                    27,340         28,290(h)
9.00%      10/01/24                   115,310        120,805
                                                     416,336
Government National Mortgage Assoc.
7.00%      TBA                        236,000        226,707(c)
7.50%      04/15/22 - 11/15/24      1,573,211      1,551,854
7.50%      TBA                        518,000        508,126(c)
8.00%      01/15/23 - 12/15/23        523,817        528,401
8.50%      10/15/17                 2,324,549      2,435,709
9.00%      02/15/17                   121,000        128,713
9.50%      12/15/09                   136,915        147,258
                                                   5,526,768
Mid-State Trust
8.33%      04/01/30                   699,391        722,230

Collateralized Mortgage Obligations
Aetna Commercial Mortgage Trust
6.42%      12/26/30                    44,529         44,279
Asset Securitization Corp.
7.41%      01/13/30                   120,000        121,219
Collateralized Mortgage Obligation Trust
7.22%      11/01/18                    40,401         25,301(d,f)
8.16%      09/01/15                    38,187         30,167(d,f)
Community Program Loan Trust
4.50%      10/01/18                   170,000        141,658
CS First Boston Mortgage Securities Corp.
6.425%     08/20/30                    65,035         64,608
DLJ Mortgage Acceptance Corp.
6.65%      12/17/27                    32,456         31,807(b)
6.85%      12/17/27                   123,000        118,964(b)
7.29%      11/12/21                    40,000         39,675(b)
Federal Home Loan Mortgage Corp.
8.00%      04/15/20                    30,000         30,253
1009.00%   09/15/21                       876         36,092(g)
Federal National Mortgage Assoc.
6.965%     07/25/10                    40,000         38,637
7.00%      10/17/06                   190,000        189,109
7.00%      09/01/23 - 10/01/23        772,319        271,798(g)
7.148%     10/17/09                    81,000         79,839
7.165%     01/17/13                    82,000         81,026
7.351%     08/17/08                   169,000        167,284
7.41%      03/25/21                    95,000         94,466
8.00%      02/01/23                   159,993         55,498(g)
8.50%      03/01/17 - 07/25/22        196,787         64,193(g)
9.00%      05/25/22                    90,351         30,578(g)
9.76%      09/25/23                   147,948         79,568(d,f)
10.45%     09/25/23                   195,000         99,694(d,f)
Federal National Mortgage Assoc. REMIC
3.60%      12/25/22                     3,175          3,155(d,f)
6.71%      08/25/23                   127,131         87,800(d,f)
6.84%      12/25/22                    85,539         59,877(d,f)
6.856%     06/17/11                    61,000         59,037
7.18%      07/25/20                   101,000         83,451(d,f)
7.63%      09/25/22                    90,871         69,289(d,f)
9.76%      09/25/23                    41,105         22,107(d,f)
13.29%     10/25/23                    79,774         53,448(d,f)

                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------
GMAC Commercial Mortgage Securities Inc.
6.79%      10/15/28                $   99,300    $    96,243
LB Commercial Conduit Mortgage Trust
7.144%     08/25/04                   255,921        253,522
7.416%     10/25/26                    49,684         49,676
Merrill Lynch Mortgage Investor's Inc.
7.098%     05/25/15                    45,280         45,110
7.46%      06/15/21                   118,011        118,141
Morgan Stanley Capital Inc.
6.476%     10/15/10                   139,217        135,215(b)
Sawgrass Finance REMIC Trust
6.45%      01/20/06                    60,000         58,706
Structured Asset Securities Corp.
1.34%      02/25/28                 1,038,177         53,207(g)
8.495%     04/25/27                   140,222        142,807
9.087%     09/25/31                   240,191        251,751
Vornado Finance Corp.
6.36%      12/01/00                   105,000        102,637(b)
                                                   3,680,892
Total Mortgage-Backed
   (Cost $11,698,938)                             11,625,378

Total Bonds and Notes
   (Cost $30,750,247)                             30,301,505




                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------

Preferred Stock -- 0.6%
--------------------------------------------------------------------------------
Airtouch Communications Inc.
   (Class B), 6.00%                     3,000         76,875
Central Hispano Capital, 9.43%          1,330         35,245
Entergy Gulf States Inc., $1.75         2,875         71,628
Fresenius Medical Care Inc.
   AG ADR                               1,233         99,424(a)
Grand Metropolitan Delaware,
   9.42%                                1,500         41,625
National Rural Utilities Cooperative
   Finance Corp., 8.00%                   375          9,187
Norwest Corp./Marquette Real
   Estate Funding Corp., 13.70%           250        241,687(b)
Security Capital
   Industrial Trust, 8.54%              1,185         56,820


Total Preferred Stock
   (Cost $643,792)                                   632,491

Total Investments in Securities
   (Cost $75,316,829)                             88,440,071


----------
See Notes to Schedule of Investments and Financial Statements

                         GE Strategic Investment Fund March 31, 1997 (unaudited)



                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------

Short Term Investments -- 12.3%
--------------------------------------------------------------------------------
U.S. Government Agencies -- 7.7%
Federal Home Loan Bank
5.41%      04/17/97                $2,000,000    $ 1,995,191(d)
Federal Home Loan Mortgage Corp.
5.44%      04/18/97                 1,590,000      1,585,976(d)
6.50%      04/01/97                 1,000,000      1,000,000(d)
Federal National Mortgage Assoc.
5.46%      04/10/97                 3,000,000      2,995,905(d)
                                                   7,577,072
Repurchase Agreement -- 4.6%
State Street Bank and Trust Co.
6.25%   04/01/97
   (Cost $4,530,000)                4,530,000      4,530,000
   (dated 03/31/97, proceeds
   $4,530,786, collateralized by
   $4,622,334 United States Treasury
   Note, 9.875%, 11/15/15)

Total Short Term Investments
   (Cost $12,107,072)                             12,107,072




                                        Number
                  Expiration Date/          of
                      Strike Price   Contracts         Value
--------------------------------------------------------------------------------

Put Options Written -- 0.0%
--------------------------------------------------------------------------------

U.S. Treasury Notes  Apr. 97/94.13        263        (1,151)
   (Premium $(904))

Other Assets and Liabilities, net (1.7%)         (1,654,602)
--------------------------------------------------------------------------------

NET ASSETS --  100%                              $98,891,390
================================================================================

[GRAPHIC OF MONEY]

Icons represent the top five industry weightings in the GE Strategic Investment Fund as of March 31, 1997.

----------
See Notes to Schedule of Investments and Financial Statements

                                                              GE TAX-EXEMPT FUND

Q&A


Effective in February, 1996 Stella Lou assumed management responsibility for the GE Tax-Exempt Fund. Stella has 11 years of investment experience and has been with GE Investments since 1994. Prior to joining GE Investments, she was a Vice President and Portfolio Manager for Alliance Capital Management in New York. Stella graduated from Cornell University with a B.S. degree in Applied Economics and received her M.B.A. degree in Finance from New York University.


Q. How did the GE Tax-Exempt Fund's industry benchmark and Lipper peer group perform for the six months ended March 31, 1997?

A. The Lehman Municipal Index returned 2.3% for the 6 months ended March 31, 1997. Our Lipper peer group of 238 General Municipal funds had an average return of 2.0% for the same period. Refer to the following page to see how your class of shares in the GE Tax-Exempt Fund performed compared to these benchmarks.

Q.   Why did the Fund over or under perform its benchmark and peers?

A. The Fund's strong performance for the six months ended March 31, 1997, compared to its benchmark and its peer group was due to its shorter than average duration. As of March 31, the duration of the GE Tax-Exempt Fund's portfolio was 6.0 years compared to the Lehman Municipal Bond Index with a duration of 7.27 years. Duration is a measure of how sensitive an investment is to changes in interest rates. The longer the duration of a portfolio the greater the impact of changes in interest rates. By maintaining a lower duration, the impact of rising interest rates on the GE Tax-Exempt Fund's portfolio was minimized.

Q.   What has your investment strategy been?

A. In anticipation of higher interest rates, we reduced the portfolio's interest rate exposure. This was achieved by replacing securities with low coupons and longer maturities with securities with shorter maturities and higher coupons. This approach reduced portfolio duration from 8.5 years to 6 years by March 31, 1997. As a result, the Fund decreased its exposure to interest rates and improved its income generating ability. A 10% cash position was also maintained in order to further reduce the portfolio's interest rate exposure. This higher cash position also provides the Fund with the flexibility to react as investment opportunities arise during this period of interest rate volatility.

Q.   How did interest rate changes impact the Fund?

A. The Federal Reserve's interest rate hike on March 26 was the most significant event in the financial markets during the first quarter of 1997. The potential for more such Federal Reserve action will weigh heavily on the bond markets. Investors will be reluctant to buy bonds as they try to assess the likelihood that the Federal Reserve will continue to raise interest rates. We believe the GE Tax-Exempt Fund is well positioned to weather this uncertainty. The portfolio's shorter duration will minimize the impact of interest rate rises while the cash position will allow it to take advantage of any buying opportunities arising from Federal Reserve monetary policy changes.

Q. What is the outlook for the Fund and how have you positioned the Fund going forward?

A. The municipal market will continue to be volatile during the next six months. The Federal Open Market Committee continues to be aggressive in fighting inflation which means higher interest rates and lower prices. As such, the Fund is positioned slightly shorter than the index and peer group with respect to duration in order to minimize the impact of rising interest rates. Cash will be recycled into higher coupon bonds with low volatility to enhance the income generation in the Fund. New issue supply should continue to be light. Refunding activity will decline as rising interest rates make it uneconomical to retire old debt. This lack of supply should prevent prices from declining too rapidly.

     The major issue facing the municipal market in the coming year continues to be tax reform. With the Republicans retaining control of Congress we can expect some form of tax reform to materialize but not the broad based tax initiative that we saw during last term. There has been talk of setting aside tax reform, by the Republicans, in exchange for other budget concessions by the Democrats.

[PHOTO OF STELLA LOU]

                                                              GE TAX-EXEMPT FUND

                             PORTFOLIO COMPOSITION
                            GENERAL OBLIGATION 38.2%
                               CASH & OTHER 5.1%
                            SALES TAX SPECIAL 18.3%
                                 EDUCATION 8.4%
                              LEASE REVENUE 11.7%
                              TRANSPORTATION 5.4%
                               WATER & SEWER 2.1%
                                  HOUSING 2.8%
                                  HEALTH 8.0%

--------------------------------------------------------------------------------
                          Average Annual Total Return %
                      for the periods ended March 31, 1997
--------------------------------------------------------------------------------

                                                 Since
                 6 Mo.     1 Yr.     3Yr        Inception       Commencement
--------------------------------------------------------------------------------
Class A          2.12%     4.52%    5.12%         2.68%           1/1/94
--------------------------------------------------------------------------------
Class A*       - 2.22%     0.08%    3.60%         1.31%           1/1/94
--------------------------------------------------------------------------------
Class B          1.95%     4.10%    4.66%         2.37%          12/22/93
--------------------------------------------------------------------------------
Class B*       - 1.05%     1.10%    4.35%         2.09%          12/22/93
--------------------------------------------------------------------------------
Class C          2.34%     4.86%    5.41%         3.93%           2/26/93
--------------------------------------------------------------------------------
Class D          2.46%     5.14%    5.67%         3.85%          11/29/93
--------------------------------------------------------------------------------
LBMI             2.31%     5.45%    7.08%
================================================================================

* With Load
                               INVESTMENT PROFILE

     A mutual fund designed for investors who seek a high level of current income exempt from federal income taxes while preserving capital by investing primarily in municipal obligations.

================================================================================
                                 QUALITY RATINGS
                                AT MARCH 31, 1997
================================================================================


                                                Percent of
Moody's Ratings+                               Market Value
--------------------------------------------------------------------------------
Aaa                                                70.5%
--------------------------------------------------------------------------------
Aa                                                 27.4%
--------------------------------------------------------------------------------
A                                                  2.1%
--------------------------------------------------------------------------------

+ Moody's Investors Service, Inc. is a nationally recognized statistical rating organization.

                         * Lipper Performance Comparison

                          General Municipal Peer Group
   Based on average annual total returns for the periods ending March 31, 1997

                             Six        One        Three
                            Months      Year        Year

  Number of Funds
  in peer group:             238        228         165


  Peer group average
  total return:             2.0%       4.8%        6.1%


  Lipper categories
  in peer group:           General Municipal


  * See Notes to Performance for explanation of peer categories

                      See page 41 for Notes to Performance.
               Past performance is no guarantee of future results.

                              Schedule of Investments March 31, 1997 (unaudited)

GE TAX-EXEMPT FUND



                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------

Municipal Bonds -- 94.9%
--------------------------------------------------------------------------------

[GRAPHIC OF ARIZONA STATE]

Arizona -- 8.6%
Arizona Transportation Board
   Rev. - Sales Tax, AMBAC Insured
5.60%      07/01/02               $   500,000    $   518,310
Maricopa County Elementary School
   G.O., AMBAC Insured
6.30%      07/01/07                   500,000        547,785
                                                   1,066,095

California -- 4.0%
Los Angeles California Regional Airport
   Rev. - Lease Rev., VRDN
3.80%      12/01/24                   500,000        500,000

Colorado -- 4.0%
Colorado State Rev. - Sales Tax
4.50%      06/27/97                   500,000        500,735

[GRAPHIC OF CONNECTICUT STATE]

Connecticut -- 8.1%
Connecticut State G.O., AMBAC Insured
5.50%      01/01/03                   500,000        515,070
Connecticut State Health & Educational Fac. Auth.
   Rev. - Health, MBIA Insured
5.50%      07/01/12                   500,000        495,880
                                                   1,010,950

Delaware -- 4.0%
Wilmington Delaware Hospital
   Rev. - Health, VRDN
3.80%      07/01/11                   500,000        500,000

Illinois -- 4.2%
Chicago Illinois G.O., FGIC Insured
6.00%      01/01/08                   500,000        525,830

Indiana -- 2.4%
Indiana University Rev. - Education
6.00%      11/15/14                   290,000        297,546

Maryland -- 4.2%
Baltimore County G.O.
5.50%      08/01/04                   500,000        517,935

Massachusetts -- 2.1%
Massachusetts State Water & Sewer
   Rev. - Water & Sewer
6.00%      11/01/06                   250,000        262,223

                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------

Michigan -- 4.3%
Michigan State Underground Storage Tank
   Rev. - Sales Tax, AMBAC Insured
6.00%      05/01/04                $  500,000    $   531,615

Minnesota -- 4.1%
Minnesota State G.O.
6.60%      08/01/98                   500,000        516,870

Nebraska -- 2.7%
Lancaster County Nebraska
   School District G.O.
5.00%      07/15/09                   350,000        335,695

[GRAPHIC OF NEW JERSEY STATE]

New Jersey -- 6.0%
New Jersey Building Auth.
   Rev. - Lease Rev.
5.00%      06/15/12                   500,000        469,525
New Jersey Tpke. Auth.
   Rev. - Trans., AMBAC Insured
6.50%      01/01/16                   250,000        276,497
                                                     746,022

New York -- 2.0%
Westchester County New York G.O.
4.90%      11/15/97                   250,000        251,985

[GRAPHIC OF OHIO STATE]

Ohio -- 5.9%
Ohio State Building Authority
   Rev. - Lease Rev., AMBAC Insured
5.50%      04/01/16                   500,000        484,540
Ohio State Public Facilities
   Rev. - Education, AMBAC Insured
5.40%      11/01/07                   250,000        253,240
                                                     737,780

Oregon -- 2.0%
Portland G.O.
5.375%     06/01/13                   250,000        244,308

Pennsylvania -- 3.9%
Pennsylvania Intergovernmental Co-op.
   Rev. - Sales Tax, MBIA Insured
5.60%      06/15/15                   500,000        484,430

Tennessee -- 3.2%
Metropolitan Nashville Airport Authority
   Rev. - Trans., VRDN
3.80%      10/01/12                   400,000        400,000

----------
See Notes to Schedule of Investments and Financial Statements

                                   GE Tax-Exempt Fund March 31, 1997 (unaudited)



                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------

[GRAPHIC OF TEXAS STATE]

Texas -- 12.4%
Dallas Texas G.O.
5.50%      02/15/01               $   500,000    $   515,565
Houston G.O.
6.00%      04/01/04                   500,000        531,020
University of Texas Rev. - Education
5.10%      08/15/08                   500,000        492,345
                                                   1,538,930

West Virginia -- 2.8%
West Virginia Housing Development
   Fund Rev. - Housing
5.60%      11/01/11                   355,000        353,931

Wisconsin -- 4.0%
Wisconsin State G.O.
5.30%      11/01/11                   500,000        494,975

Total Investments in Securities
   (Cost $11,677,288)                             11,817,855

Other Assets and Liabilities, net 5.1%               636,142
--------------------------------------------------------------------------------

NET ASSETS - 100%                                $12,453,997
================================================================================


[GRAPHIC OF CONNECTICUT STATE]

Icons represent the top five state weightings in the GE Tax-Exempt Fund as of March 31, 1997.

----------
See Notes to Schedule of Investments and Financial Statements

                                                           GE FIXED INCOME FUNDS
Q&A

Bob MacDougall leads the fixed income team at GE Investments. Assets under management exceed $19 billion. Bob joined GE Investments in 1986 as Mutual Fund Portfolio Manager, became Senior Vice President - Fixed Income in 1992 and was named to his present position in 1997. Previously he was with GE's Corporate Treasury Operation managing the Company's $2 billion portfolio of marketable securities and supporting the Treasurer in the areas of debt management and capital structure planning. Prior to that, Bob held various financial management positions since joining GE in 1973. He holds Bachelor's and Master's degrees in Business Administration from the University of Massachusetts.

Q. Describe what happened in the fixed income markets over the past six months.

A. Data released in October and November 1996 showed that our economy was growing at a very modest pace and that inflation was stable at low levels. Speculation of a possible easing of monetary policy drove interest rates down .50% reaching a low in November of 5.6% on two year Treasury notes and 6.4% on 30 year bonds. The economy subsequently picked up steam, however, which rekindled fears of inflation among fixed income investors and members of the Federal Reserve. Despite continued good inflation reports, the Fed raised short term interest rates in March 1997 in a "pre-emptive" move to relieve building price pressures. As a result, yields on 2 year Treasuries ended the six month period .30% higher at 6.4% while 30 year bond yields hit 7.1%, about .20% higher than they were at the end of September 1996. While rising interest rates improve income levels, they tend to have a negative impact on net asset values (NAVs). This is reflected in the performance of our fixed income funds each of which targets a different level of interest rate risk (duration).

GE Fixed Income Fund

Q. How did the GE Fixed Income Fund's market benchmark and Lipper peer group perform for the six months ended March 31, 1997?

A. The Lehman Brothers Aggregate Bond Index returned 2.4%, while the average return for the 142 Intermediate Maturity U.S. Government Bond mutual funds tracked by Lipper was 1.9%. Refer to the following page to see how your class of shares in the GE Fixed Income Fund performed compared to these benchmarks.

Q.   What drove the Fund's performance?

A. Our portfolio is well-diversified, holding U.S. Treasuries, Mortgage-backed securities issued by U.S. Government agencies and corporate bonds. During this period, our allocation to corporate bonds performed well compared with both the corporate sector of the index as well as the overall index.

GE Short-Term Government Fund

Q. How did the GE Short-Term Government Fund's benchmarks perform for the six months ended March 31, 1997?

A. The Lehman Brothers 1-3 year Government Index returned 2.6%. Our Lipper peer group of 186 Short-Term Government mutual funds averaged a return of 2.3%. Refer to page 37 to see how your class of shares in the GE Short-Term Government Fund performed compared with these benchmarks.

Q.   To what do you attribute this performance?

A. Our strategy of holding securities with yields higher than the index paid off not only in terms of greater income but also in better price performance as spreads to U.S. Treasuries narrowed. Examples of these types of securities are adjustable rate mortgage-backed securities and issues collateralized by assets such as automobile loans.

GE Money Market Fund

Q. How did the GE Money Market Fund perform relative to its benchmarks for the six months ended March 31, 1997?

A. The GE Money Market Fund had a total return of 2.5% for the six months ended March 31, 1997. For this same period, 90-day Treasury Bills returned 2.6% and the average return of the 302 Money Market funds reported by Lipper was 2.4%. Our approach of maintaining a very high quality portfolio and holding the average maturity of the Fund below 60 days was applied consistently during this period.

Q.   What is your outlook?

A. The Fed's "pre-emptive" tightening, while painful in the short run, is good news for bond investors with a long investment horizon because real returns will be maximized with low stable rates of inflation.

[PHOTO OF BOB MACDOUGALL]

                                                            GE FIXED INCOME FUND

                              PORTFOLIO COMPOSITION
                               CASH & OTHER 11.1%
                             U.S. TREASURIES 30.5%
                             CORPORATE NOTES 19.7%
                             MORTGAGE-BACKED 38.7%
--------------------------------------------------------------------------------
                          Average Annual Total Return %
                      for the periods ended March 31, 1997
--------------------------------------------------------------------------------

                                                     Since
                    6 Mo.     1 Yr.       3Yr      Inception    Commencement
--------------------------------------------------------------------------------
Class A            2.32%       4.43%      5.97%       4.67%       1/1/94
--------------------------------------------------------------------------------
Class A*         - 2.03%     - 0.01%      4.43%       3.27%       1/1/94
--------------------------------------------------------------------------------
Class B            2.15%       4.00%      5.49%       4.19%      12/22/93
--------------------------------------------------------------------------------
Class B*         - 0.83%       1.04%      5.19%       3.92%      12/22/93
--------------------------------------------------------------------------------
Class C            2.52%       4.68%      6.25%       5.17%       2/22/93
--------------------------------------------------------------------------------
Class D            2.66%       4.96%      6.51%       5.16%      11/29/93
--------------------------------------------------------------------------------
LB Agg.            2.43%       4.91%      6.86%
================================================================================

* With Load
                               INVESTMENT PROFILE

     A mutual fund designed for investors who seek high current income and preservation of capital by investing primarily in fixed income securities including government and corporate bonds and asset- and mortgage-backed securities.

================================================================================
                                 QUALITY RATINGS
                                AT MARCH 31, 1997
================================================================================


                                                Percent of
Moody's Ratings+                               Market Value
--------------------------------------------------------------------------------
Aaa                                                80.2%
--------------------------------------------------------------------------------
Aa                                                 2.0%
--------------------------------------------------------------------------------
A                                                  5.5%
--------------------------------------------------------------------------------
Baa                                                7.0%
--------------------------------------------------------------------------------
Ba                                                 5.0%
--------------------------------------------------------------------------------
B                                                  0.3%
================================================================================

+ Moody's Investors Service, Inc. is a nationally recognized statistical rating organization.

                         * Lipper Performance Comparison

                       Intermediate Government Peer Group
   Based on average annual total returns for the periods ending March 31, 1997

                             Six        One        Three
                           Months      Year        Year

  Number of Funds
  in peer group:             142        132         90


  Peer group average
  total return:             1.9%       3.8%        5.3%


  Lipper categories
  in peer group:           Intermediate U.S. Government,
                           Intermediate U.S. Treasury

  * See Notes to Performance for explanation of peer categories

                      See page 41 for Notes to Performance.
               Past performance is no guarantee of future results.

                              Schedule of Investments March 31, 1997 (unaudited)

GE FIXED INCOME FUND


                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------

Bonds and Notes -- 92.2%
--------------------------------------------------------------------------------

Federal Agency -- 0.7%
Federal National Mortgage Assoc.
6.375%     01/16/02
   (Cost $414,452)                $   415,000    $   406,311

U.S. Treasuries -- 30.5%
U.S. Treasury Bonds
5.63%      04/02/98                 1,007,000        949,168
6.50%      11/15/26                 2,317,000      2,133,077(h)
6.75%      08/15/26                   883,000        836,643(h)
8.125%     08/15/19                 1,665,000      1,826,821(h)
12.00%     05/15/05                   358,000        468,643(h)
12.50%     08/15/14                   602,000        863,021(h)
13.75%     08/15/04                   428,000        594,719(h)
                                                   7,672,092
U.S. Treasury Notes
5.625%     02/28/01                   398,000        383,262(h)
5.875%     10/31/98 - 02/15/00      3,208,000      3,172,356(h)
6.00%      09/30/98                 1,522,000      1,515,334(h)
6.25%      01/31/02 - 02/28/02      1,983,000      1,940,589(h)
6.625%     07/31/01                 1,567,000      1,559,165(h)
7.75%      12/31/99                 2,445,000      2,514,903(h)
                                                  11,085,609
Total U.S. Treasuries
   (Cost $19,119,456)                             18,757,701

Asset Backed -- 0.2%
Advanta Mortgage Loan Trust Corp.
6.30%      07/25/25                    48,237         46,500
Lehman FHA Title I Loan Trust
7.83%      09/25/17                    80,000         80,300

Total Asset Backed
   (Cost $126,164)                                   126,800

Corporate Notes -- 19.7%
Abbey National PLC
7.35%      10/29/49                   110,000        107,203
AFC Capital Trust
8.207%     02/03/27                   165,000        162,122(b)
Aon Capital Trust
8.205%     01/01/27                   105,000        103,551(b)
Argentaria Capital Fund
6.375%     02/14/06                   160,000        147,400
Bancomer S.A.
9.00%      06/01/00                   100,000        100,375(b)
BCH Cayman Islands
8.25%      06/15/04                   125,000        128,351
Bell Telephone Co. - Canada
9.50%      10/15/10                   265,000        306,814

                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------
Bell Telephone Co. - Pennsylvania
8.35%      12/15/30                $   75,000    $    83,957
BT Preferred Capital Trust
7.875%     02/25/27                   240,000        224,398
Capital One Bank
6.43%      06/29/98                   300,000        299,370
Central Maine Power Co.
7.40%      06/02/98                   125,000        125,625
China International Trust & Investment Corp.
9.00%      10/15/06                   170,000        183,372
China Light & Power Ltd.
7.50%      04/15/06                   150,000        147,767
Circus Circus Enterprises Inc.
6.70%      11/15/2096                 150,000        143,459
Conseco Inc.
10.50%     12/15/04                   100,000        114,849
Continental Cablevision Inc.
8.30%      05/15/06                   130,000        134,582
8.50%      09/15/01                   125,000        130,554
Dao Heng Bank Ltd.
7.75%      01/24/07                   100,000         97,459(b)
Delta Air Lines Inc.
7.79%      12/01/98                   125,000        127,084
Deutsche Bank Financial Inc.
6.70%      12/13/06                   655,000        622,217
Developers Diversified Realty Corp.
7.00%      03/05/01                   300,000        293,268
Dresser Industries Inc.
7.60%      08/15/2096                 113,000        109,900
Empresa Nacional De Electricid
7.875%     02/01/27                   120,000        115,867
8.125%     02/01/2097                 100,000         97,832
FBOP Capital Trust
10.20%     02/06/27                    65,000         62,931(b)
Federated Department Stores Inc.
8.50%      06/15/03                   110,000        113,614
10.00%     02/15/01                    95,000        102,539
First Security Capital
8.41%      12/15/26                    90,000         89,645(b)
Freeport Term Malta Ltd.
7.50%      03/29/09                   150,000        149,117(b)
Freeport-McMoran Resource Partners L.P.
7.00%      02/15/08                   150,000        140,967
Guangdong International Trust & Investment Corp.
8.75%      10/24/16                   105,000        106,821
HSBC Finance Nederland B.V.
7.40%      04/15/03                   150,000        148,773(b)
Hydro-Quebec
8.05%      07/07/24                    60,000         63,420
8.25%      04/15/26                   360,000        364,806
11.75%     02/01/12                    75,000        101,087
Israel Electric Corp. Ltd.
8.10%      12/15/2096                 240,000        231,936(b)
ITT Corp. (new)
6.25%      11/15/00                    63,000         60,760


----------
See Notes to Schedule of Investments and Financial Statements

                                 GE Fixed Income Fund March 31, 1997 (unaudited)



                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------
Korea Electric Power Corp.
7.75%      04/01/13               $   164,000    $   162,242
Landeskreditbank Baden
7.875%     04/15/04                   160,000        165,710
Lehman Brothers Holdings Inc.
6.90%      03/30/01                   210,000        207,346
Liberty Mutual Insurance Co.
8.20%      05/04/07                   125,000        129,658(b)
Loewen Group International Inc.
7.50%      04/15/01                   225,000        223,031
Lumbermans Mutual Casualty Co.
9.15%      07/01/26                   150,000        156,510(b)
Metropolitan Life Insurance Co.
7.80%      11/01/25                   250,000        238,247(b)
Midland Bank PLC
6.95%      03/15/11                   310,000        287,782
Morgan Stanley Finance PLC
8.03%      02/28/17                    90,000         87,291
National Bank of Hungary
8.875%     11/01/13                    90,000         93,531
New York State Dormitory Authority Revenues
6.32%      04/01/99                   200,000        198,126
News America Holdings Inc.
8.15%      10/17/36                   125,000        118,241
North Atlantic Energy Corp.
9.05%      06/01/02                   166,000        163,298
Oryx Energy Co.
9.50%      11/01/99                   150,000        156,507
10.00%     06/15/99                   150,000        157,480
Pennzoil Co.
10.625%    06/01/01                   150,000        159,642
Petroleos Mexicanos
7.75%      10/29/99                   100,000         99,750(b)
Philip Morris Cos. Inc.
7.20%      02/01/07                   100,000         96,174
Provident Capital Trust
8.60%      12/01/26                    70,000         67,875(b)
PSI Energy Inc.
6.25%      12/15/98                   100,000         98,973
Reliance Industries Ltd.
10.375%    06/24/16                   105,000        113,361(b)
10.50%     08/06/46                    85,000         89,868(b)
Republic of Columbia
7.25%      02/15/03                   100,000         95,154
Republic of Panama
7.875%     02/13/02                   200,000        193,000(b)
Republic of Poland
3.75%      10/27/14                   110,000         87,725
Riggs Capital Trust
8.625%     12/31/26                    90,000         89,119(b)
RJR Nabisco Inc.
8.00%      07/15/01                   300,000        298,161
Southern Investments UK PLC
6.375%     11/15/01                   120,000        115,962

                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------
Taubman Realty Group L.P.
8.00%      06/15/99               $   160,000    $   162,234
TCI Communications Inc.
6.69%      03/31/06                   125,000        122,104
Tele-Communications Inc.
8.25%      01/15/03                    70,000         70,015
9.25%      04/15/02                   100,000        105,108
Tenet Healthcare Corp.
8.00%      01/15/05                   120,000        115,500
Time Warner Entertainment Co. L.P.
10.15%     05/01/12                    75,000         87,578
Time Warner Inc.
6.10%      12/30/01                   100,000         93,890
7.95%      02/01/00                   150,000        153,076
Toledo Edison Co.
7.38%      03/31/00                   250,000        242,275
Total Access Communication PLC
7.625%     11/04/01                   155,000        152,421(b)
United Co. Financial Corp.
7.00%      07/15/98                   300,000        299,682
Viacom Inc.
7.75%      06/01/05                   250,000        241,440
WorldCom Inc.
7.55%      04/01/04                   200,000        199,668
Yale University Notes
7.375%     04/15/2096                 100,000         95,533

Total Corporate Notes
   (Cost $12,327,646)                             12,134,080

Mortgage-Backed -- 38.7%
Federal Home Loan Mortgage Corp.
6.50%      03/01/04                    74,483         73,075
8.00%      03/01/07 - 10/01/25        899,483        905,822
8.75%      04/01/08                    51,956         54,051
9.00%      12/01/16 - 04/01/25      1,155,328      1,214,451
9.50%      04/01/21                    43,580         46,998(h)
                                                   2,294,397
Federal National Mortgage Assoc.
6.50%      01/01/04                    43,709         42,860
7.50%      02/01/14                    27,039         26,871
8.50%      12/01/24                   543,133        557,048
8.50%      04/01/17                   109,358        113,158(h)
9.00%      10/01/24                   211,662        221,747
                                                     961,684
Government National Mortgage Assoc.
6.00%      08/20/26                   612,981        620,742(e)
7.00%      TBA                        436,000        418,832(c)
7.50%      05/15/22 - 11/15/24      5,355,000      5,278,642
7.50%      TBA                      1,285,000      1,260,504(c)
8.00%      05/15/22 - 12/15/23      1,876,355      1,893,294
8.50%      10/15/17                 1,074,436      1,125,815
9.00%      02/15/17                   177,000        188,282
9.00%      11/15/19                   176,233        187,026(h)
9.50%      12/15/09                   414,779        446,413
                                                  11,419,550


----------
See Notes to Schedule of Investments and Financial Statements

                              Schedule of Investments March 31, 1997 (unaudited)



                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------
Mid-State Trust
8.33%      04/01/30              $  1,297,976    $ 1,340,363

Collateralized Mortgage Obligations
Aetna Commercial Mortgage Trust
6.42%      12/26/30                   115,944        115,292
Collateralized Mortgage Obligation Trust
7.22%      11/01/18                   111,649         69,920(d,f)
8.16%      09/01/15                   105,530         83,369(d,f)
Community Program Loan Trust
4.50%      10/01/18                   300,000        249,984
CS First Boston Mortgage Securities Corp.
6.425%     08/20/30                    97,553         96,913
DLJ Mortgage Acceptance Corp.
6.65%      12/17/27                    71,403         69,975(b)
7.29%      11/12/21                    87,000         86,293(b)
Federal Home Loan Mortgage Corp.
8.00%      04/15/20                    70,000         70,591
1009.00%   09/15/21                     2,396         98,723(g)
Federal National Mortgage Assoc.
6.965%     07/25/10                    80,000         77,275
7.00%      10/17/06                   352,000        350,350
7.00%      09/01/23 - 10/01/23      1,060,545        373,232(g)
7.148%     10/17/09                   176,000        173,470
7.165%     01/17/13                   153,000        151,183
7.351%     08/17/08                   313,000        309,821
7.41%      03/25/21                   245,000        243,622
8.00%      02/01/23                   366,436        127,107(g)
8.50%      03/01/17 - 07/25/22        516,014        172,207(g)
9.00%      05/25/22                   166,593         56,381(g)
9.76%      09/25/23                   332,534        178,841(d,f)
10.45%     09/25/23                    87,000         44,479(d,f)
Federal National Mortgage Assoc. REMIC
3.60%      12/25/22                     5,854          5,818(d,f)
6.71%      08/25/23                   289,677        200,058(d,f)
6.84%      12/25/22                   157,736        110,415(d,f)
6.856%     06/17/11                   132,000        127,751
7.18%      07/25/20                   255,000        208,144(d,f)
7.63%      09/25/22                   250,236        190,805(d,f)
9.76%      09/25/23                    92,389         49,688(d,f)
13.29%     10/25/23                   175,428        117,537(d,f)
GMAC Commercial Mortgage Securities Inc.
6.79%      10/15/28                   124,125        120,304
LB Commercial Conduit Mortgage Trust
7.144%     08/25/04                   671,189        664,896
7.416%     10/25/26                   113,279        113,261
Merrill Lynch Mortgage Investor's Inc.
7.098%     05/25/15                   249,041        248,107
7.46%      06/15/21                   865,954        866,901
Morgan Stanley Capital Inc.
6.476%     10/15/10                   233,336        226,628(b)
Sawgrass Finance REMIC Trust
6.45%      01/20/06                   100,000         97,844
Structured Asset Securities Corp.
1.34%      02/25/28                 2,126,793        108,998(g)
8.495%     04/25/27                   440,569        448,692

                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------
9.087%     09/25/31               $   509,206    $   533,711
Vornado Finance Corp.
6.36%      12/01/00                   210,000        205,275(b)
                                                   7,843,861

Total Mortgage-Backed
   (Cost $24,043,209)                             23,859,855

Foreign Denominated Notes -- 2.4%
Dutch Government
6.00%      01/15/06            NLG    526,000        286,489
Federal Republic of Germany
6.25%      04/26/06            DEM    448,000        276,992
Government of Canada
7.00%      12/01/06            CAD    473,000        348,130
Kingdom of Belgium
7.00%      05/15/06            BEL  9,310,000        292,480
Kingdom of Denmark
8.00%      03/15/06            DKK  1,678,000        286,843

Total Foreign Denominated Notes
   (Cost $1,589,976)                               1,490,934

Total Bonds and Notes
   (Cost $57,620,903)                             56,775,681


                                        Number
                                     of Shares         Value
--------------------------------------------------------------------------------

Preferred Stock -- 1.6%
--------------------------------------------------------------------------------

Central Hispano Capital, 9.43%          3,200         84,800
Entergy Gulf States Inc., $1.75         6,435        160,322
Grand Metropolitan Delaware,
   9.42%                                3,500         97,125
National Rural Utilities Cooperative
   Finance Corp., 8.00%                 1,088         26,656
Norwest Corp./Marquette Real
   Estate Funding Corp., 13.70%           500        483,375(b)
Security Capital Industrial Trust,
   8.54%                                2,620        125,626

Total Preferred Stock
   (Cost $988,263)                                   977,904

Total Investments in Securities
   (Cost $58,609,166)                             57,753,585


                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------

Short Term Investments -- 11.7%
--------------------------------------------------------------------------------
U.S. Government Agencies -- 7.1%
Federal Home Loan Mortgage Corp.
5.44%      04/18/97                $1,410,000      1,406,431(d)
6.50%      04/01/97                 1,000,000      1,000,000(d)
Federal National Mortgage Assoc.
5.46%      04/10/97                 2,000,000      1,997,270(d)
                                                   4,403,701


----------
See Notes to Schedule of Investments and Financial Statements

                                 GE Fixed Income Fund March 31, 1997 (unaudited)



                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------
Repurchase Agreement -- 4.6%
State Street Bank and Trust Co.
6.25%    04/01/97
   (Cost $2,820,000)               $2,820,000    $ 2,820,000
   (dated 03/31/97, proceeds
   $2,820,490, collateralized by
   $2,880,775 United States Treasury
   Note, 9.875%, 11/15/15)

Total Short Term Investments
   (Cost $7,223,701)                               7,223,701



                                             Number
                  Expiration Date/               of
                     Strike Price         Contracts          Value
--------------------------------------------------------------------------------

Put Options Written -- 0.0%
--------------------------------------------------------------------------------

U.S. Treasury Notes  Apr. 97/94 .13             484         (2,118)
   (Premium $(1664))

Other Assets and Liabilities, net (5.5%)                (3,379,217)
--------------------------------------------------------------------------------

NET ASSETS -- 100%                                     $61,595,951
================================================================================





FORWARD FOREIGN CURRENCY CONTRACTS
--------------------------------------------------------------------------------
At March 31, 1997, the outstanding forward foreign currency contracts, which contractually obligate the GE Fixed Income Fund to deliver currencies at a specified date, were as follows:


                                                  U.S. $ Cost        U.S. $        Unrealized
                                     Foreign     on Origination     Current       Appreciation
Foreign Currency Sale Contracts      Currency        Date            Value       (Depreciation)
-----------------------------------------------------------------------------------------------

BEL, expiring 05/02/97             10,617,800    $  305,241      $  309,306        $ (4,065)
CAD, expiring 05/02/97                499,100       363,246         361,277           1,969
DEM, expiring 04/28/97                 28,000        16,582          16,819            (237)
DEM, expiring 05/02/97                460,475       273,429         276,676          (3,247)
DKK, expiring 05/02/97              1,836,480       285,700         289,461          (3,761)
NLG, expiring 05/02/97                545,325       288,227         291,419          (3,192)
                                                 ----------      ----------        --------
                                                 $1,532,425      $1,544,958        $(12,533)
                                                 ==========      ==========        ========

----------
See Notes to Schedule of Investments and Financial Statements

                                                   GE Short-Term Government Fund

                              Portfolio Composition

                              U.S. GOVERNMENTS 70.7%
                                ASSET BACKED 5.2%
                                CASH & OTHER 5.0%
                             CORPORATES NOTES 10.2%
                              MORTGAGE-BACKED 8.9%
--------------------------------------------------------------------------------
                          Average Annual Total Return %
                      for the periods ended March 31, 1997
--------------------------------------------------------------------------------

                                                    Since
                 6 Mo.     1 Yr.       3Yr        Inception       Commencement
--------------------------------------------------------------------------------

Class A          2.57%     4.83%      5.21%         4.88%          3/2/94
--------------------------------------------------------------------------------
Class A*         0.01%     2.21%      4.34%         4.01%          3/2/94
--------------------------------------------------------------------------------
Class B          2.31%     4.46%      4.82%         4.49%          3/2/94
--------------------------------------------------------------------------------
Class B*       - 0.68%     1.48%      4.52%         4.19%          3/2/94
--------------------------------------------------------------------------------
Class C          2.61%     5.09%      5.48%         5.13%          3/2/94
--------------------------------------------------------------------------------
Class D          2.74%     5.35%      5.71%         5.37%          3/2/94
--------------------------------------------------------------------------------
LB 1-3 Yr.+      2.55%     5.36%      5.79%
================================================================================

* With Load

+ Lehman Brothers 1-3 Year Government Bond Index

                               INVESTMENT PROFILE

     A mutual fund  designed  for  investors  who seek high  current  income and
     preservation   of  capital  by  investing   primarily  in  short-term  U.S.
     Government securities.

                                   [LINEGRAPH]

                       2 YEAR TREASURY NOTE YIELD HISTORY
                              04/01/96 - 03/31/97

                      High 6.43%   Low 5.60%   Avg. 6.02%

                         * Lipper Performance Comparison

                      Short-Term U.S. Government Peer Group
   Based on average annual total returns for the periods ending March 31, 1997

                             Six        One        Three
                           Months      Year        Year

  Number of Funds
  in peer group:             186        175         127


  Peer group average
  total return:             2.3%       4.5%        5.1%


  Lipper categories
  in peer group:           Short-Term U.S. Treasury,
                           Short U.S. Government,
                           Short-Intermediate U.S. Government


  * See Notes to Performance for explanation of peer categories


                      See page 41 for Notes to Performance.
               Past performance is no guarantee of future results.

                              Schedule of Investments March 31, 1997 (unaudited)

GE SHORT-TERM GOVERNMENT FUND

                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------

Bonds and Notes -- 95.0%
--------------------------------------------------------------------------------
U.S. Governments -- 70.7%
Federal Home Loan Mortgage Corp.
6.00%      12/01/08               $   116,589    $   113,345(h)
8.00%      08/01/03                   332,747        339,090
                                                     452,435
Federal Home Loan Mortgage Corp. REMIC
543.497%   09/15/05                       225          2,552(g)
1002.00%   07/15/06                       451          9,378(g)
                                                      11,930
Federal National Mortgage Assoc.
6.521%     09/17/04                   261,345        257,180
6.88%      11/17/02                   150,000        149,156
7.00%      10/17/06                    75,000         74,649
7.373%     08/17/03                   304,664        307,139
9.00%      08/01/10                   347,976        364,578
                                                   1,152,702
Federal National Mortgage Assoc. REMIC
7.06%      11/25/06                    63,009         57,023(d,f)
7.95%      11/25/19                    55,037         55,363
                                                     112,386
Government National Mortgage Assoc.
6.50%      02/20/23                   500,805        508,787(e)
7.125%     09/20/18 - 06/20/24      1,927,442      1,975,828(e)
9.00%      08/15/09 - 12/15/09      1,009,057      1,062,096
                                                   3,546,711
U.S. Treasury Notes
5.50%      02/28/99                   186,000        182,920(h)
5.875%     10/31/98                   185,000        183,642(h)
6.00%      09/30/98                 1,875,000      1,866,787(h)
6.125%     08/31/98                   713,000        711,439(h)
6.25%      06/30/98                 1,000,000      1,000,470(h)
                                                   3,945,258
Total U.S. Governments
   (Cost $9,276,157)                               9,221,422

Asset Backed -- 5.2%
Chase Manhatten Auto Owner Trust
6.25%      11/15/00                    50,000         49,662
CIT RV Owner Trust
5.40%      12/15/11                   209,074        204,684
Fleetwood Credit Grantor Trust
6.00%      01/15/08                    84,809         84,013
6.75%      10/17/11                    78,273         78,029
6.90%      03/15/12                    25,231         25,121
Ford Credit Auto Owner Trust
6.50%      11/15/99                    60,000         60,075
Lehman FHA Title I Loan Trust
7.30%      05/25/17                    76,092         76,163
Provident Bank Home Equity Loan Trust
6.72%      01/25/13                    96,881         95,307

Total Asset Backed
   (Cost $675,676)                                   673,054
Corporate Notes -- 10.2%
Central Maine Power Co.
7.40%      06/02/98                   100,000        100,500

                                     Principal
                                        Amount         Value
--------------------------------------------------------------------------------
First USA Bank
6.125%     10/30/97               $   100,000    $    99,917
General Motors Acceptance Corp.
8.375%     01/19/99                   100,000        102,894
Great Atlantic & Pacific Tea Inc.
9.125%     01/15/98                   168,000        171,496
Great Northern Nekoosa Corp.
9.125%     02/01/98                   100,000        102,147
Lehman Brothers Holdings Inc.
6.875%     06/08/98                   150,000        150,575
New York State Dormitory Authority Revenues
6.32%      04/01/99                    40,000         39,625
New York Taxable General Obligation
6.10%      02/01/98                   100,000         99,481
News America Holdings Inc.
9.125%     10/15/99                   110,000        115,482
Province of Manitoba
6.125%     05/28/98                   125,000        124,656
Republic of Columbia
8.75%      10/06/99                    50,000         52,188
Salomon Inc.
6.70%      12/01/98                    75,000         74,882
United Co. Financial Corp.
7.00%      07/15/98                   100,000         99,894

Total Corporate Notes
   (Cost $1,336,069)                               1,333,737

Mortgage-Backed -- 8.9%
Collateralized Mortgage Obligations
Merrill Lynch Mortgage Investor's Inc.
7.46%      06/15/21                    39,337         39,380
Morgan (J.P.) Commercial Mortgage Finance Corp.
6.939%     12/26/28                   173,180        172,097
Morgan Stanley Capital Inc.
6.85%      02/15/20                   115,000        114,569
Salomon Brothers Mortgage Securities Inc.
6.469%     01/20/28                   380,414        374,708
8.125%     11/01/12                    38,607         38,728
Structured Asset Securities Corp.
6.75%      06/25/30                   227,882        225,674
9.087%     09/25/31                   192,153        201,401

Total Mortgage-Backed
   (Cost $1,182,214)                               1,166,557

Total Investments in Securities
   (Cost $12,470,116)                             12,394,770

--------------------------------------------------------------------------------
Short Term Investments -- 4.2%
--------------------------------------------------------------------------------
Repurchase Agreement -- 4.2%
State Street Bank and Trust Co.
6.25%   04/01/97
   (Cost $550,000)                    550,000        550,000
   (dated 03/31/97, proceeds
   $550,095, collateralized by
   $563,060 United States Treasury
   Note, 9.875%, 11/15/15)

Other Assets and Liabilities, net 0.8%               108,317
--------------------------------------------------------------------------------

NET ASSETS --  100%                              $13,053,087
================================================================================

----------
See Notes to Schedule of Investments and Financial Statements

                              GE MONEY MARKET FUND
                             PORTFOLIO COMPOSITION
                             U.S. GOVERNMENTS 45.3%
                             COMMERCIAL PAPER 28.0%
                         CERTIFICATE OF DEPOSITS 26.7%

--------------------------------------------------------------------------------
                          Average Annual Total Return %
                      for the periods ended March 31, 1997
--------------------------------------------------------------------------------

                                                Since
                 6 Mo.     1 Yr.     3Yr      Inception      Commencement
--------------------------------------------------------------------------------
Fund             2.50%     5.06%    5.04%       4.43%          2/22/93
--------------------------------------------------------------------------------
90 Day T-Bill    2.55%     5.19%    5.22%
================================================================================

                               INVESTMENT PROFILE

     A mutual fund designed for investors who seek current income and liquidity while preserving their capital by investing in short-term, high grade money market securities.

                                   FUND YIELD
                              as of March 31, 1997
--------------------------------------------------------------------------------

                             Fund             Donoghue
--------------------------------------------------------------------------------

  7 day current               5.0                5.0

  7 day effective             5.2                5.1

Current yield represents income earned on an investment in the Money Market Fund for a seven day period and then annualized.

Effective yield is calculated similarly but is slightly higher because it reflects the compounding effect of earnings on reinvested dividends.

     An investment in the GE Money Market Fund is neither insured nor guaranteed by the U.S. Government, and no assurance can be given that the GE Money Market Fund will be able to maintain a stable net asset value of $1.00 per share.

                         * Lipper Performance Comparison
                             Money Market Peer Group
   Based on average annual total returns for the periods ending March 31, 1997

                             Six        One        Three
                           Months      Year        Year

  Number of Funds
  in peer group:             302        292         225


  Peer group average
  total return:             2.4%       4.8%        4.8%


  Lipper categories
  in peer group:           Money Market

  * See Notes to Performance for explanation of peer categories

                      See page 41 for Notes to Performance.
               Past performance is no guarantee of future results.

                              Schedule of Investments March 31, 1997 (unaudited)
GE MONEY MARKET FUND

                                     Principal     Amortized
                                        Amount          Cost
--------------------------------------------------------------------------------

Short Term Investments -- 100.4%
--------------------------------------------------------------------------------
U.S. Governments(d) -- 45.3%
Federal Agricultural Mortgage Corp.
5.69%      06/13/97               $ 3,000,000    $ 2,966,663

Federal Farm Credit Bank
5.53%      04/23/97                 3,400,000      3,388,718

Federal Home Loan Mortgage Corp.
5.43%      06/13/97                 4,810,000      4,759,086
5.67%      04/17/97                 3,400,000      3,391,825
5.70%      04/18/97                 4,310,000      4,298,918
6.50%      04/01/97                 8,160,000      8,160,000
                                                  20,609,829
Federal National Mortgage Assoc.
5.34%      05/12/97                 2,810,000      2,793,343
5.39%      04/16/97                 2,350,000      2,344,859
5.42%      06/13/97                 1,470,000      1,454,306
5.44%      06/17/97                 5,500,000      5,438,240
5.59%      05/02/97 - 05/09/97      5,250,000      5,221,782
5.72%      07/09/97                 3,200,000      3,151,380
                                                  20,403,910
Total U.S. Governments
   (Cost $47,369,120)                             47,369,120

Commercial Paper(d) -- 28.0%
Abbey National PLC
5.34%      05/22/97                 3,900,000      3,870,883
Bank of Montreal
5.37%      04/09/97                 2,500,000      2,497,028
Chase Manhattan Corp.
5.31%      05/27/97                 3,900,000      3,868,271
Halifax Building Society
5.32%      04/14/97                 3,700,000      3,692,959
Merrill Lynch & Co. Inc.
5.40%      05/20/97                 4,000,000      3,970,927
Norwest Corp.
5.31%      05/29/97                 3,900,000      3,867,138
Republic National Bank
5.30%      05/23/97                 3,900,000      3,870,538
Toronto Dominion Bank
5.33%      04/17/97                 3,700,000      3,691,317

Total Commercial Paper
   (Cost $29,329,061)                             29,329,061


Certificates of Deposit -- 27.1%
Algemene Bank Nederland N.V.
5.38%      05/06/97                 3,800,000      3,800,000
Bayerische Vereinsbank AG
5.34%      04/07/97                 3,650,000      3,650,000

                                     Principal     Amortized
                                        Amount          Cost
--------------------------------------------------------------------------------
Credit Suisse
5.34%      05/12/97               $ 2,000,000    $ 2,000,000
Deutsche Bank AG
5.32%      04/15/97                 3,700,000      3,700,000
Dresdner Bank AG
5.31%      05/28/97                 3,900,000      3,900,000
Royal Bank of Canada
5.38%      06/13/97                 4,020,000      4,020,000
Societe Generale
5.40%      04/11/97                 3,550,000      3,550,000
Swiss Bank Corp.
5.40%      04/03/97                 3,700,000      3,700,000

Total Certificates of Deposit
   (Cost $28,320,000)                             28,320,000

Total Short Term Investments
   (Cost $105,018,181)                           105,018,181

Other Assets and Liabilities, net (0.4%)           (391,741)
--------------------------------------------------------------------------------

NET ASSETS --  100%                             $104,626,440
================================================================================

----------
See Notes to Schedule of Investments and Financial Statements

                                                Notes to Performance (unaudited)

Average annual total returns take into account changes in share price and assume reinvestment of dividends and capital gains. Investment returns and net asset value on an investment will fluctuate and you may have a loss or gain when you sell your shares. Classes A and B are shown both without the sales charge and also assuming the reduction of the returns by the maximum applicable sales charges as described in Note 1 of the Notes to Financial Statements.

Shares of the GE Short-Term Government Fund are neither insured nor guaranteed by the U.S. Government and their prices will fluctuate with market conditions.

A portion of the GE Tax-Exempt Fund's income may be subject to state, federal and/or alternative minimum tax. Capital gains, if any, are subject to capital gains tax.

GE Investment Management Incorporated ("GEIM") has voluntarily agreed to waive and/or bear certain fees and Fund expenses. Without these provisions, the returns (and/or yields) would have been lower. These provisions may be terminated in the future.

The Standard & Poor's Composite Index of 500 Stocks (S&P 500), Morgan Stanley Capital International Index (MSCI World), Morgan Stanley Capital International Europe Australia Far East Index (MSCI EAFE), Lehman Brothers Aggregate Bond Index (LB Aggregate), Lehman Brothers Municipal Bond Index (LBMI), Lehman Brothers 1-3 Year Government Bond Index (LB 1-3 YR.) and the 90 Day U.S.
Treasury Index (90 Day T-Bill) are unmanaged indices and do not reflect the actual cost of investing in the instruments that comprise each index. The S&P 500 Index is a composite of the prices of 500 widely held U.S. stocks recognized by investors to be representative of the stock market in general. The MSCI World Index is a composite of 1,557 stocks of companies in 22 countries representing the European, Pacific Basin and American regions. The MSCI World Index is widely used by global investors. The MSCI EAFE is a composite of 1,093 stocks of companies in 20 countries located in Europe, Australasia, New Zealand and the Far East. The LB Aggregate Bond Index is a composite index of short-, medium-, and long-term bond performance and is widely recognized as a barometer of the bond market in general. The LBMI Index is a composite of investment-grade (Baa or greater), fixed-rate municipal bonds with maturities greater than two years and is considered to be representative of the municipal bond market. The LB 1-3 Year Government Bond Index is a composite of government and U.S. Treasury obligations with maturities of 1-3 years. The 90 Day U.S. T-Bill is the average return on three month U.S. Treasury Bills. The results shown for the foregoing indices assume reinvestment of net dividends or interest. Broad market index returns are calculated from the month end nearest to the Funds' inception date. The majority of the broad market returns are not available from the Funds' commencement of investment operations through March 31, 1997. The Donahue yields represent the average yields of 815 taxable money market funds.

The peer universe of funds used in our peer ranking calculation is based on the blend of Lipper peer categories, as shown. This blend is the same as the category blend used by the Wall Street Journal (except for the GE Strategic Investment Fund for which we use the specific Lipper peer group and the GE Money Market Fund which is not in the Wall Street Journal). The actual number of funds and numerical rankings in the Lipper and Wall Street Journal universes could differ since the Wall Street Journal excludes certain funds which do not meet their net asset or shareholder publication thresholds. Lipper is an independent mutual fund rating service.

The views expressed in this document reflect our judgment as of the publication date and are subject to change at any time without notice. The securities cited may not represent future holdings and should not be considered as a recommendation to purchase or sell a particular security. See the prospectus for complete descriptions of investment objectives, policies, risks and permissible investments.

                                               Notes to Schedules of Investments

(a)  Non-income producing security.

(b) Pursuant to Rule 144A of the Securities Act of 1933, these securities may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 1997, these securities amounted to $493,332; $156,352; $514,380; $1,991,348; and $3,547,264 or
     0.6%, 0.3%, 0.2%, 2.0%, and 5.8% of net assets for the GE International Equity, GE Global Equity, GE U.S. Equity, GE Strategic Investment and GE Fixed Income Funds, respectively.

(c) Settlement is on a delayed delivery or when-issued basis with final maturity to be announced (TBA) in the future.

(d)  Coupon amount represents effective yield.

(e) Adjustable rate mortgage coupon. The stated rate represents the rate at March 31, 1997.

(f) Principal only securities represent the right to receive the monthly principal payments on an underlying pool of mortgages. No payments of interest on the pool are passed through to the "principal only" holder.

(g) Interest only securities represent the right to receive the monthly interest payments on an underlying pool of mortgages. Payments of principal on the pool reduce the value of the interest only holding.

(h) At March 31, 1997, all or a portion of this security was pledged to cover collateral requirements for futures, options and TBA's.


Abbreviations:

      ADR --  American Depositary Receipt

    AMBAC --  AMBAC Indemnity Corporation

     FGIC --  Financial Guarantee Insurance Corporation

      GDR --  Global Depository Receipt

     G.O. --  General Obligation

     MBIA --  Municipal Bond Investors Assurance
                  Corporation

    REMIC --  Real Estate Mortgage Investment Conduit

     VRDN --  Variable Rate Demand Note

     Rts. --  Rights

       WT --  Warrant

Currency Terms:

      BEL --  Belgian Franc

      CAD --  Canadian Dollar

      DEM --  Deutsche Mark

      DKK --  Danish Krone

      NLG --  Netherlands Guilder

                                                            Financial Highlights

     Selected  data  based  on a  share  outstanding  throughout  the  period(s)
                                    indicated (March 31, 1997 data is unaudited)

                          GE International Equity Fund
--------------------------------------------------------------------------------


                                                                      Class A                               Class B
-----------------------------------------------------------------------------------------------------------------------------------

                                                    3/31/97  9/30/96(c)  9/30/95  9/30/94    3/31/97  9/30/96(c)  9/30/95  9/30/94
-----------------------------------------------------------------------------------------------------------------------------------

Inception date                                          --        --       --      3/2/94       --        --        --      3/2/94
Net asset value, beginning of period                 $17.65    $15.87    $15.18    $15.00     $17.47    $15.77    $15.13    $15.00
Income (loss) from investment operations:
  Net investment income                               (0.03)     0.07      0.09      0.06      (0.06)     0.05      0.01      0.00
  Net realized and unrealized
    gains (losses) on investments                      0.97      1.74      0.64      0.12       0.95      1.65      0.64      0.13
-----------------------------------------------------------------------------------------------------------------------------------

Total income (loss) from investment operations         0.94      1.81      0.73      0.18       0.89      1.70      0.65      0.13
-----------------------------------------------------------------------------------------------------------------------------------

Less distributions from:
  Net investment income                                0.06      0.03      0.04      0.00       0.00      0.00      0.01      0.00
  Net realized gains                                   0.50      0.00      0.00      0.00       0.50      0.00      0.00      0.00
-----------------------------------------------------------------------------------------------------------------------------------

Total distributions                                    0.56      0.03      0.04      0.00       0.50      0.00      0.01      0.00
-----------------------------------------------------------------------------------------------------------------------------------

Net asset value, end of period                       $18.03    $17.65    $15.87    $15.18     $17.86    $17.47    $15.77    $15.13
===================================================================================================================================

TOTAL RETURN (a)                                       5.38%    11.39%     4.87%     1.20%      5.14%    10.78%     4.33%     0.87%

RATIOS/SUPPLEMENTAL DATA:
  Net assets, end of period (in thousands)          $11,962    $8,462    $3,948       $25       $339      $272       $57       $34
  Ratio of net investment income
    to average net assets*                            (0.21%)    0.43%     1.28%     1.01%     (0.72%)    0.28%     0.10%     0.47%
  Ratio of expenses to average net assets*             1.60%     1.59%     1.60%     1.60%      2.10%     2.10%     2.10%     2.10%
  Ratio of expenses to average net assets
    before voluntary expense limitation*               1.60%     1.66%     1.95%     1.93%      4.29%     3.50%     3.50%     2.43%
  Portfolio turnover rate                                28%       36%       27%        6%        28%       36%       27%        6%
  Average brokerage commissions (b)                   $.002     $.031       N/A       N/A      $.002     $.031       N/A       N/A
-----------------------------------------------------------------------------------------------------------------------------------


                                                                      Class C                               Class D
------------------------------------------------------------------------------------------------------------------------------------
                                                3/31/97   9/30/96(c)   9/30/95   9/30/94    3/31/97  9/30/96(c)  9/30/95    9/30/94
------------------------------------------------------------------------------------------------------------------------------------

Inception date                                      --         --        --       3/2/94        --         --         --      3/2/94
Net asset value, beginning of period             $17.65     $15.88     $15.19     $15.00     $17.76     $15.94     $15.22    $15.00
Income (loss) from investment operations:
  Net investment income                           (0.01)      0.11       0.12       0.00       0.03       0.17       0.12      0.10
  Net realized and unrealized
    gains (losses) on investments                  0.98       1.72       0.65       0.19       0.98       1.73       0.70      0.12
------------------------------------------------------------------------------------------------------------------------------------

Total income (loss) from investment operations     0.97       1.83       0.77       0.19       1.01       1.90       0.82      0.22
------------------------------------------------------------------------------------------------------------------------------------

Less distributions from:
  Net investment income                            0.03       0.06       0.08       0.00       0.14       0.08       0.10      0.00
  Net realized gains                               0.50       0.00       0.00       0.00       0.50       0.00       0.00      0.00
------------------------------------------------------------------------------------------------------------------------------------

Total distributions                                0.53       0.06       0.08       0.00       0.64       0.08       0.10      0.00
------------------------------------------------------------------------------------------------------------------------------------

Net asset value, end of period                   $18.09     $17.65     $15.88     $15.19     $18.13     $17.76     $15.94    $15.22
====================================================================================================================================

TOTAL RETURN (a)                                   5.61%     11.54%      5.16%      1.27%      5.74%     11.97%      5.45%     1.47%

RATIOS/SUPPLEMENTAL DATA:
  Net assets, end of period (in thousands)       $4,805     $3,230     $1,262       $481    $65,627    $63,225    $32,907   $26,460
  Ratio of net investment income
    to average net assets*                         0.04%      0.68%      0.83%      0.66%      0.34%      0.99%      0.97%     1.52%
  Ratio of expenses to average net assets*         1.35%      1.35%      1.35%      1.35%      1.03%      1.03%      1.07%     1.10%
  Ratio of expenses to average net assets
    before voluntary expense limitation*           1.51%      1.96%      2.75%      1.68%      1.03%      1.03%      1.18%     1.43%
  Portfolio turnover rate                            28%        36%        27%         6%        28%        36%        27%        6%
  Average brokerage commissions (b)               $.002      $.031        N/A        N/A      $.002      $.031        N/A       N/A


----------
See Notes to Financial Highlights on page 51 and Notes to Financial Statements

   Selected data based on a share outstanding throughout the period(s) indicated
                                              (March 31, 1997 data is unaudited)

GE  Global  Equity  Fund


------------------------------------------------------------------------------------------------------------------------------------

                                                                Class A                                     Class B
------------------------------------------------------------------------------------------------------------------------------------

                                              3/31/97     9/30/96   9/30/95  9/30/94(d)    3/31/97   9/30/96    9/30/95    9/30/94
------------------------------------------------------------------------------------------------------------------------------------

Inception date                                    --         --        --     12/22/93       --         --         --      12/22/93
Net asset value, beginning of period           $22.01     $20.18     $19.34     $18.61     $21.87     $20.14     $19.32     $18.48
Income (loss) from investment operations:
  Net investment income                          0.04       0.02       0.10       0.03      (0.04)     (0.04)      0.00      (0.01)
  Net realized and unrealized
    gains (losses) on investments                0.71       2.20       1.22       0.91       0.73       2.14       1.23       1.06
------------------------------------------------------------------------------------------------------------------------------------

Total income (loss) from
  investment operations                          0.75       2.22       1.32       0.94       0.69       2.10       1.23       1.05
------------------------------------------------------------------------------------------------------------------------------------

Less distributions from:
  Net investment income                          0.00       0.02       0.09       0.01       0.00       0.00       0.02       0.01
  Net realized gains                             1.29       0.37       0.39       0.20       1.29       0.37       0.39       0.20
------------------------------------------------------------------------------------------------------------------------------------

Total distributions                              1.29       0.39       0.48       0.21       1.29       0.37       0.41       0.21
------------------------------------------------------------------------------------------------------------------------------------

Net asset value, end of period                 $21.47     $22.01     $20.18     $19.34     $21.27     $21.87     $20.14     $19.32
====================================================================================================================================

TOTAL RETURN (a)                                 3.39%     11.18%      7.16%      3.09%      3.13%     10.61%      6.62%      5.70%

RATIOS/SUPPLEMENTAL DATA:
  Net assets, end of period (in thousands)       $857     $4,054     $2,811       $694       $713       $600       $356       $128
  Ratio of net investment income/(loss)
    to average net assets*                      (0.08%)     0.12%      0.47%      0.44%     (0.58%)    (0.34%)    (0.11%)    (0.08%)
  Ratio of expenses to average net assets*       1.60%      1.60%      1.60%      1.60%      2.10%      2.10%      2.10%      2.10%
  Ratio of expenses to average net assets
    before voluntary expense limitation*         3.41%      1.90%      2.17%      2.02%      3.36%      3.50%      3.50%      2.52%
  Portfolio turnover rate                          34%        46%        46%        26%        34%        46%        46%        26%
  Average brokerage commissions (b)             $.003      $.006        N/A        N/A      $.003      $.006        N/A        N/A
------------------------------------------------------------------------------------------------------------------------------------


                                                                Class C                                     Class D
------------------------------------------------------------------------------------------------------------------------------------

                                             3/31/97   9/30/96   9/30/95  9/30/94    9/30/93(e)  3/31/97  9/30/96  9/30/95  9/30/94
------------------------------------------------------------------------------------------------------------------------------------
Inception date                                  --        --       --         --       1/5/93      --        --       --    11/29/93
Net asset value, beginning of period          $22.18    $20.31    $19.40    $17.16     $15.00    $22.25    $20.37   $19.45   $17.49
Income (loss) from investment operations:
  Net investment income                         0.01      0.06      0.09      0.07       0.08      0.04      0.13     0.13     0.11
  Net realized and unrealized
    gains (losses) on investments               0.78      2.22      1.30      2.37       2.08      0.77      2.21     1.31     2.06
------------------------------------------------------------------------------------------------------------------------------------

Total income (loss) from
  investment operations                         0.79      2.28      1.39      2.44       2.16      0.81      2.34     1.44     2.17
------------------------------------------------------------------------------------------------------------------------------------

Less distributions from:
  Net investment income                         0.06      0.04      0.09      0.00       0.00      0.17      0.09     0.13     0.01
  Net realized gains                            1.29      0.37      0.39      0.20       0.00      1.29      0.37     0.39     0.20
------------------------------------------------------------------------------------------------------------------------------------

Total distributions                             1.35      0.41      0.48      0.20       0.00      1.46      0.46     0.52     0.21
------------------------------------------------------------------------------------------------------------------------------------

Net asset value, end of period                $21.62    $22.18    $20.31    $19.40     $17.16    $21.60    $22.25   $20.37   $19.45
====================================================================================================================================

TOTAL RETURN (a)                                3.54%    11.44%     7.47%    14.28%     14.10%     3.64%    11.71%    7.76%   12.43%

RATIOS/SUPPLEMENTAL DATA:
  Net assets, end of period (in thousands)   $30,457   $28,682   $23,683   $20,432    $11,999   $16,963   $10,123   $9,785  $10,504
  Ratio of net investment income/(loss)
    to average net assets*                      0.16%     0.33%     0.59%     0.52%      1.00%     0.43%     0.56%    0.84%    0.82%
  Ratio of expenses to average net assets*      1.35%     1.35%     1.35%     1.31%      1.10%     1.10%     1.10%    1.10%    1.10%
  Ratio of expenses to average net assets
    before voluntary expense limitation*        1.45%     1.60%     1.42%     1.77%      2.19%     1.10%     1.12%    1.75%    1.52%
  Portfolio turnover rate                         34%       46%       46%       26%        28%       34%       46%      46%      26%
  Average brokerage commissions (b)            $.003     $.006       N/A       N/A        N/A     $.003     $.006      N/A      N/A


----------
See Notes to Financial Highlights on page 51 and Notes to Financial Statements

     Selected data based on a share outstanding throughout the period(s) indicated (March 31, 1997 data is unaudited) GE Premier Growth Equity Fund


--------------------------------------------------------------------------------------------------------------
                                                     Class A        Class B         Class C        Class D
                                                     3/31/97        3/31/97         3/31/97        3/31/97
--------------------------------------------------------------------------------------------------------------

Inception date                                       12/31/96       12/31/96        12/31/96       12/31/96
Net asset value, beginning of period                   $15.00         $15.00          $15.00         $15.00
Income (loss) from investment operations:
  Net investment income                                  0.01          (0.01)           0.01           0.03
  Net realized and unrealized
  gains (losses) on investments                         (0.72)         (0.72)          (0.71)         (0.72)
--------------------------------------------------------------------------------------------------------------

Total income (loss) from investment operations          (0.71)         (0.73)          (0.70)         (0.69)
--------------------------------------------------------------------------------------------------------------

Less distributions from:
  Net investment income                                  0.00           0.00            0.00           0.00
  Net realized gains                                     0.00           0.00            0.00           0.00
--------------------------------------------------------------------------------------------------------------

Total distributions                                      0.00           0.00            0.00           0.00
--------------------------------------------------------------------------------------------------------------

Net asset value, end of period                         $14.29         $14.27          $14.30         $14.31
==============================================================================================================

TOTAL RETURN (a)                                        (4.73%)        (4.87%)         (4.67%)        (4.60%)

RATIOS/SUPPLEMENTAL DATA:
  Net assets, end of period (in thousands)               $115           $106          $2,918         $4,486
  Ratio of net investment income
  to average net assets*                                 0.18%         (0.32%)          0.47%          0.67%
  Ratio of expenses to average net assets*               1.40%          1.90%           1.15%          0.90%
  Ratio of expenses to average net assets
  before voluntary expense limitation*                  13.77%         14.68%           2.15%          1.18%
  Portfolio turnover rate                                   8%             8%              8%             8%
  Average brokerage commissions (b)                     $.049          $.049           $.049          $.049
--------------------------------------------------------------------------------------------------------------


[PHOTO OF BUILDING]

----------
See Notes to Financial Highlights on page 51 and Notes to Financial Statements

          Selected data based on a share  outstanding  throughout  the period(s)
                                    indicated (March 31, 1997 data is unaudited)

                               GE U.S. Equity Fund


------------------------------------------------------------------------------------------------------------------------------------
                                                               Class A                                    Class B
------------------------------------------------------------------------------------------------------------------------------------
                                              3/31/97  9/30/96(c)  9/30/95(c)  9/30/94(d)  3/31/97   9/30/96(c)  9/30/95(c)  9/30/94
------------------------------------------------------------------------------------------------------------------------------------

Inception date                                   --         --        --       12/22/93       --         --         --      12/22/93
Net asset value, beginning of period           $23.34     $20.28     $16.12     $16.48     $22.57     $19.71     $16.03     $16.41
Income (loss) from investment operations:
  Net investment income                          0.16       0.31        .34       3.23       0.08       0.19       0.21       0.24
  Net realized and unrealized
    gains (losses) on investments                2.32       3.34       3.91      (3.22)      2.25       3.25       3.84      (0.25)
------------------------------------------------------------------------------------------------------------------------------------

Total income (loss) from
  investment operations                          2.48       3.65       4.25       0.01       2.33       3.44       4.05      (0.01)
------------------------------------------------------------------------------------------------------------------------------------

Less distributions from:
  Net investment income                          0.28       0.32       0.00       0.20       0.17       0.31       0.28       0.20
  Net realized gains                             2.19       0.27       0.09       0.17       2.19       0.27       0.09       0.17
------------------------------------------------------------------------------------------------------------------------------------

Total distributions                              2.47       0.59       0.09       0.37       2.36       0.58       0.37       0.37
------------------------------------------------------------------------------------------------------------------------------------

Net asset value, end of period                 $23.35     $23.34     $20.28     $16.12     $22.54     $22.57     $19.71     $16.03
====================================================================================================================================

TOTAL RETURN (a)                                10.63%     18.36%     26.52%     (0.86%)    10.31%     17.78%     25.92%     (0.09%)

RATIOS/SUPPLEMENTAL DATA:
  Net assets, end of period (in thousands)    $36,302    $34,523    $15,148     $1,214     $9,548     $7,194     $1,563        $91
  Ratio of net investment income
    to average net assets*                       1.03%      1.40%      1.85%      1.87%      0.53%      0.90%      1.29%      1.28%
  Ratio of expenses to average net assets*       1.00%      1.00%      1.00%      1.00%      1.50%      1.50%      1.50%      1.50%
  Ratio of expenses to average net assets
    before voluntary expense limitation*         1.11%      1.15%      1.25%      1.46%      1.83%      2.08%      3.50%      1.96%
  Portfolio turnover rate                          22%        49%        43%        51%        22%        49%        43%        51%
  Average brokerage commissions (b)             $.065      $.045        N/A        N/A      $.065      $.045        N/A        N/A
------------------------------------------------------------------------------------------------------------------------------------


                                                                Class C                                     Class D
------------------------------------------------------------------------------------------------------------------------------------
                                         3/31/97  9/30/96(c)  9/30/95(c)  9/30/94  9/30/93(e)  3/31/97  9/30/96(c)  9/30/95  9/30/94
------------------------------------------------------------------------------------------------------------------------------------

Inception date                               --       --        --          --      1/5/93       --        --        --    11/29/93
Net asset value, beginning of period       $23.02   $19.98     $16.13     $16.35    $15.00     $23.03    $19.98    $16.16    $16.37
Income (loss) from investment operations:
  Net investment income                      0.05     0.36       0.37       1.00      0.12       0.19      0.40      0.38      0.32
  Net realized and unrealized
    gains (losses) on investments            2.42     3.30       3.86      (0.85)     1.23       2.32      3.31      3.88     (0.16)
------------------------------------------------------------------------------------------------------------------------------------

Total income (loss) from
  investment operations                      2.47     3.66       4.23       0.15      1.35       2.51      3.71      4.26      0.16
------------------------------------------------------------------------------------------------------------------------------------

Less distributions from:
  Net investment income                      0.32     0.35       0.29       0.20      0.00       0.41      0.39      0.35      0.20
  Net realized gains                         2.19     0.27       0.09       0.17      0.00       2.19      0.27      0.09      0.17
------------------------------------------------------------------------------------------------------------------------------------

Total distributions                          2.51     0.62       0.38       0.37      0.00       2.60      0.66      0.44      0.37
------------------------------------------------------------------------------------------------------------------------------------

Net asset value, end of period             $22.98   $23.02     $19.98     $16.13    $16.35     $22.94    $23.03    $19.98    $16.16
====================================================================================================================================

TOTAL RETURN (a)                            10.75%   18.70%     26.86%      0.88%    10.32%     10.91%    18.97%    27.14%     0.96%

RATIOS/SUPPLEMENTAL DATA:
  Net assets, end of period
 (in thousands)                           $67,313  $50,035    $26,007    $16,382   $74,415   $168,277  $144,470  $128,247  $114,885
  Ratio of net investment income
    to average net assets*                   1.28%    1.66%      2.12%      2.11%     1.86%      1.54%     1.90%     2.36%     2.27%
  Ratio of expenses to
    average net assets*                      0.75%    0.75%      0.75%      0.62%     0.50%      0.50%     0.50%     0.50%     0.50%
  Ratio of expenses to
    average net assets
    before voluntary expense limitation*     0.92%    1.06%      1.19%      1.21%     1.34%      0.54%     0.59%     0.71%     0.96%
  Portfolio turnover rate                      22%      49%        43%        51%       15%        22%       49%       43%       51%
  Average brokerage commissions (b)         $.065    $.045        N/A        N/A       N/A      $.065     $.045       N/A       N/A


----------
See Notes to Financial Highlights on page 51 and Notes to Financial Statements

     Selected data based on a share outstanding throughout the period(s) indicated (March 31, 1997 data is unaudited) GE Strategic Investment Fund


------------------------------------------------------------------------------------------------------------------------------------
                                                               Class A                                    Class B
------------------------------------------------------------------------------------------------------------------------------------
                                             3/31/97  9/30/96(c)  9/30/95(c)  9/30/94(d)  3/31/97   9/30/96(c)  9/30/95(c)  9/30/94
------------------------------------------------------------------------------------------------------------------------------------

Inception date                                  --         --        --        12/22/93       --        --         --      12/22/93
Net asset value, beginning of period          $20.33     $18.43     $15.71       $16.21     $20.04    $18.26     $15.62     $16.14
Income (loss) from investment operations:
  Net investment income                         0.33       0.51       0.52         0.48       0.20      0.41       0.40       0.27
  Net realized and unrealized
    gains (losses) on investments               0.80       1.90       2.57        (0.65)      0.87      1.87       2.58      (0.46)
------------------------------------------------------------------------------------------------------------------------------------

Total income (loss) from
  investment operations                         1.13       2.41       3.09        (0.17)      1.07      2.28       2.98      (0.19)
------------------------------------------------------------------------------------------------------------------------------------

Less distributions from:
  Net investment income                         0.47       0.43       0.37         0.27       0.33      0.42       0.34       0.27
  Net realized gains                            0.25       0.08       0.00         0.06       0.25      0.08       0.00       0.06
------------------------------------------------------------------------------------------------------------------------------------

Total distributions                             0.72       0.51       0.37         0.33       0.58      0.50       0.34       0.33
------------------------------------------------------------------------------------------------------------------------------------

Net asset value, end of period                $20.74     $20.33     $18.43       $15.71     $20.53    $20.04     $18.26     $15.62
====================================================================================================================================

TOTAL RETURN (a)                                5.52%     13.35%     20.12%       (1.32%)     5.31%    12.73%     19.53%     (1.25%)

RATIOS/SUPPLEMENTAL DATA:
  Net assets, end of period (in thousands)   $32,573    $25,232     $8,778       $1,104     $4,318    $3,701       $882       $150
  Ratio of net investment income
    to average net assets*                      2.39%      2.60%      2.95%        2.59%      1.88%     2.11%      2.46%      1.92%
  Ratio of expenses to average net assets*      1.15%      1.12%      1.15%        1.15%      1.65%     1.65%      1.65%      1.65%
  Ratio of expenses to average net assets
    before voluntary expense limitation*        1.15%      1.15%      1.19%        1.58%      1.88%     2.10%      3.50%      2.08%
  Portfolio turnover rate                         57%        93%        98%          68%        57%       93%        98%        68%
  Average brokerage commissions (b)            $.025      $.046        N/A          N/A      $.025     $.046        N/A        N/A
------------------------------------------------------------------------------------------------------------------------------------


                                                                Class C                                     Class D
------------------------------------------------------------------------------------------------------------------------------------
                                      3/31/97  9/30/96(c)  9/30/95(c)  9/30/94  9/30/93(e)  3/31/97  9/30/96(c)  9/30/95   9/30/94
 -----------------------------------------------------------------------------------------------------------------------------------

Inception date                            --        --       --          --      1/5/93       --         --         --     11/29/93
Net asset value, beginning of period    $20.38    $18.46    $15.72     $16.08    $15.00     $20.44     $18.49     $15.74    $16.02
Income (loss) from investment
 operations:
  Net investment income                   0.22      0.54      0.53       0.44      0.23       0.27       0.63       0.55      0.45
  Net realized and unrealized
    gains (losses) on investments         0.94      1.92      2.59      (0.48)     0.85       0.92       1.90       2.62     (0.40)
------------------------------------------------------------------------------------------------------------------------------------

Total income (loss) from
  investment operations                   1.16      2.46      3.12      (0.04)     1.08       1.19       2.53       3.17      0.05
------------------------------------------------------------------------------------------------------------------------------------

Less distributions from:
  Net investment income                   0.49      0.46      0.38       0.26      0.00       0.56       0.50       0.42      0.27
  Net realized gains                      0.25      0.08      0.00       0.06      0.00       0.25       0.08       0.00      0.06
------------------------------------------------------------------------------------------------------------------------------------

Total distributions                       0.74      0.54      0.38       0.32      0.00       0.81       0.58       0.42      0.33
------------------------------------------------------------------------------------------------------------------------------------

Net asset value, end of period          $20.80    $20.38    $18.46     $15.72    $16.08     $20.82     $20.44     $18.49    $15.74
====================================================================================================================================

TOTAL RETURN (a)                          5.64%    13.58%    20.35%     (0.27%)    8.06%      5.79%     13.95%     20.70%     0.25%

RATIOS/SUPPLEMENTAL DATA:
  Net assets, end of period
    (in thousands)                     $31,684   $26,467   $17,821    $13,018   $12,780    $30,316    $36,162    $18,665   $17,159
  Ratio of net investment income
    to average net assets*                2.62%     2.81%     3.21%      2.62%     2.68%      2.86%      3.16%      3.46%     2.93%
  Ratio of expenses to
   average net assets*                    0.90%     0.90%     0.90%      0.85%     0.65%      0.65%      0.58%      0.65%     0.65%
  Ratio of expenses to
    average net assets
    before voluntary expense
    limitation*                           0.91%     1.05%     1.03%      1.33%     1.65%      0.65%      0.59%      0.97%     1.08%
  Portfolio turnover rate                   57%       93%       98%        68%       20%        57%        93%        98%       68%
  Average brokerage commissions (b)      $.025     $.046       N/A        N/A       N/A      $.025      $.046        N/A       N/A


----------
See Notes to Financial Highlights on page 51 and Notes to Financial Statements

   Selected data based on a share outstanding throughout the period(s) indicated
                                              (March 31, 1997 data is unaudited)

GE Tax-Exempt Fund


------------------------------------------------------------------------------------------------------------------------------------
                                                                Class A                                    Class B
------------------------------------------------------------------------------------------------------------------------------------
                                               3/31/97   9/30/96  9/30/95  9/30/94(d)    3/31/97   9/30/96   9/30/95   9/30/94
 -----------------------------------------------------------------------------------------------------------------------------------

Inception date                                    --        --      --     12/22/93         --        --        --     12/22/93
Net asset value, beginning of period            $11.67    $11.77   $11.32    $12.31       $11.68    $11.78    $11.32    $12.30
Income (loss) from investment operations:
  Net investment income                           0.25      0.51     0.53      0.39         0.22      0.45      0.47      0.34
  Net realized and unrealized
    gains (losses) on investments                 0.00     (0.10)    0.46     (1.00)        0.01     (0.10)     0.47     (0.98)
------------------------------------------------------------------------------------------------------------------------------------

Total income (loss) from
  investment operations                           0.25      0.41     0.99     (0.61)        0.23      0.35      0.94     (0.64)
------------------------------------------------------------------------------------------------------------------------------------

Less distributions from:
  Net investment income                           0.25      0.51     0.54      0.38         0.22      0.45      0.48      0.34
  Net realized gains                              0.00      0.00     0.00      0.00         0.00      0.00      0.00      0.00
------------------------------------------------------------------------------------------------------------------------------------

Total distributions                               0.25      0.51     0.54      0.38         0.22      0.45      0.48      0.34
------------------------------------------------------------------------------------------------------------------------------------

Net asset value, end of period                  $11.67    $11.67   $11.77    $11.32       $11.69    $11.68    $11.78    $11.32
====================================================================================================================================

TOTAL RETURN (a)                                  2.12%     3.52%    8.96%    (5.40%)       1.95%     3.01%     8.51%    (5.28%)

RATIOS/SUPPLEMENTAL DATA:
  Net assets, end of period (in thousands)        $541      $537     $389       $53       $1,243    $1,318      $689       $61
  Ratio of net investment income
    to average net assets*                        4.29%     4.33%    4.54%     4.34%        3.78%     3.83%     3.81%     3.68%
  Ratio of expenses to average net assets*        0.75%     1.02%    1.10%     1.10%        1.25%     1.52%     1.60%     1.60%
  Ratio of expenses to average net assets
    before voluntary expense limitation*          2.29%     2.85%    3.00%     1.58%        1.94%     2.41%     3.50%     2.08%
  Portfolio turnover rate                           70%      145%      86%       23%          70%      145%       86%       23%
------------------------------------------------------------------------------------------------------------------------------------

                                                                Class C                                     Class D
------------------------------------------------------------------------------------------------------------------------------------
                                                3/31/97  9/30/96  9/30/95  9/30/94  9/30/93(e)  3/31/97  9/30/96  9/30/95   9/30/94
 -----------------------------------------------------------------------------------------------------------------------------------

Inception date                                    --       --      --        --       1/5/93      --       --       --     11/29/93
Net asset value, beginning of period            $11.67   $11.77   $11.32   $12.36     $12.00    $11.67   $11.78   $11.32    $12.11
Income (loss) from investment operations:
  Net investment income                           0.26     0.53     0.57     0.54       0.33      0.28     0.58     0.60      0.47
  Net realized and unrealized
    gains (losses) on investments                 0.01    (0.09)    0.45    (1.06)      0.36      0.01    (0.12)    0.46     (0.80)
------------------------------------------------------------------------------------------------------------------------------------

Total income (loss) from
  investment operations                           0.27     0.44     1.02    (0.52)      0.69      0.29     0.46     1.06     (0.33)
------------------------------------------------------------------------------------------------------------------------------------

Less distributions from:
  Net investment income                           0.26     0.54     0.57     0.52       0.33      0.28     0.57     0.60      0.46
  Net realized gains                              0.00     0.00     0.00     0.00       0.00      0.00     0.00     0.00      0.00
------------------------------------------------------------------------------------------------------------------------------------

Total distributions                               0.26     0.54     0.57     0.52       0.33      0.28     0.57     0.60      0.46
------------------------------------------------------------------------------------------------------------------------------------

Net asset value, end of period                  $11.68   $11.67   $11.77   $11.32     $12.36    $11.68   $11.67   $11.78    $11.32
====================================================================================================================================

TOTAL RETURN (a)                                  2.34%    3.77%    9.23%   (4.30%)     5.48%     2.46%    3.95%    9.59%    (2.80%)

RATIOS/SUPPLEMENTAL DATA:
  Net assets, end of period (in thousands)      $7,638   $7,728   $6,816   $6,917    $10,136    $3,032   $2,960   $3,905    $4,995
  Ratio of net investment income
    to average net assets*                        4.54%    4.57%    4.94%    4.41%      3.56%     4.80%    4.83%    5.20%     4.65%
  Ratio of expenses to average net assets*        0.50%    0.78%    0.85%    0.79%      0.60%     0.25%    0.53%    0.60%     0.60%
  Ratio of expenses to average net assets
    before voluntary expense limitation*          0.84%    1.34%    1.18%    1.33%      1.53%     0.55%    1.03%    1.47%     1.08%
  Portfolio turnover rate                           70%     145%      86%      23%        29%       70%     145%      86%       23%

----------
See Notes to Financial Highlights on page 51 and Notes to Financial Statements

   Selected data based on a share outstanding throughout the period(s) indicated
                                              (March 31, 1997 data is unaudited)

GE Fixed Income Fund

------------------------------------------------------------------------------------------------------------------------------------
                                                                Class A                                    Class B
------------------------------------------------------------------------------------------------------------------------------------
                                              3/31/97   9/30/96   9/30/95  9/30/94(d)    3/31/97   9/30/96   9/30/95   9/30/94
------------------------------------------------------------------------------------------------------------------------------------

Inception date                                  --         --       --      12/22/93        --        --        --     12/22/93
Net asset value, beginning of period          $11.69     $11.91    $11.27     $12.19      $11.70    $11.91    $11.26    $12.15
Income (loss) from investment operations:
  Net investment income                         0.34       0.65      0.73       0.47        0.31      0.60      0.65      0.42
  Net realized and unrealized
    gains (losses) on investments              (0.07)     (0.19)     0.63      (0.84)      (0.06)    (0.20)     0.66     (0.81)
------------------------------------------------------------------------------------------------------------------------------------

Total income (loss) from
  investment operations                         0.27       0.46      1.36      (0.37)       0.25      0.40      1.31     (0.39)
------------------------------------------------------------------------------------------------------------------------------------

Less distributions from:
  Net investment income                         0.34       0.68      0.72       0.47        0.31      0.61      0.66      0.42
  Net realized gains                            0.00       0.00      0.00       0.08        0.00      0.00      0.00      0.08
------------------------------------------------------------------------------------------------------------------------------------

Total distributions                             0.34       0.68      0.72       0.55        0.31      0.61      0.66      0.50
------------------------------------------------------------------------------------------------------------------------------------

Net asset value, end of period                $11.62     $11.69    $11.91     $11.27      $11.64    $11.70    $11.91    $11.26
====================================================================================================================================

TOTAL RETURN (a)                                2.32%      3.91%    12.48%     (3.02%)      2.15%     3.41%    11.98%    (3.31%)

RATIOS/SUPPLEMENTAL DATA:
  Net assets, end of period (in thousands)   $15,020    $15,653    $5,400    $26,023      $1,518    $1,673      $234       $65
  Ratio of net investment income
    to average net assets*                      5.75%      5.66%     6.22%      5.37%       5.24%     5.19%     5.57%     4.83%
  Ratio of expenses to average net assets*      1.10%      1.05%     1.08%      1.10%       1.60%     1.60%     1.60%     1.58%
  Ratio of expenses to average net assets
    before voluntary expense limitation*        1.13%      1.12%     1.18%      1.51%       2.13%     2.44%     3.50%     2.01%
  Portfolio turnover rate                        128%       275%      315%       298%        128%      275%      315%      298%
------------------------------------------------------------------------------------------------------------------------------------


                                                                Class C                                     Class D
------------------------------------------------------------------------------------------------------------------------------------
                                             3/31/97  9/30/96  9/30/95  9/30/94  9/30/93(e)  3/31/97   9/30/96   9/30/95   9/30/94
------------------------------------------------------------------------------------------------------------------------------------

Inception date                                  --       --      --        --      1/5/93      --        --        --     11/29/93
Net asset value, beginning of period          $11.70   $11.92   $11.27   $12.31    $12.00    $11.69    $11.92    $11.27    $12.17
Income (loss) from investment operations:
  Net investment income                         0.35     0.69     0.73     0.61      0.36      0.37      0.72      0.77      0.55
  Net realized and unrealized
    gains (losses) on investments              (0.06)   (0.21)    0.67    (0.96)     0.31     (0.06)    (0.22)     0.65     (0.83)
------------------------------------------------------------------------------------------------------------------------------------

Total income (loss) from
  investment operations                         0.29     0.48     1.40    (0.35)     0.67      0.31      0.50      1.42     (0.28)
------------------------------------------------------------------------------------------------------------------------------------

Less distributions from:
  Net investment income                         0.35     0.70     0.75     0.61      0.36      0.37      0.73      0.77      0.54
  Net realized gains                            0.00     0.00     0.00     0.08      0.00      0.00      0.00      0.00      0.08
------------------------------------------------------------------------------------------------------------------------------------

Total distributions                             0.35     0.70     0.75     0.69      0.36      0.37      0.73      0.77      0.62
------------------------------------------------------------------------------------------------------------------------------------

Net asset value, end of period                $11.64   $11.70   $11.92   $11.27    $12.31    $11.63    $11.69    $11.92    $11.27
====================================================================================================================================

TOTAL RETURN (a)                                2.52%    4.10%   12.81%   (2.97%)    5.24%     2.66%     4.32%    13.10%    (2.34%)

RATIOS/SUPPLEMENTAL DATA:
  Net assets, end of period (in thousands)   $30,343  $28,115  $21,401  $13,600   $11,485   $14,715   $19,098    $6,642    $2,732
  Ratio of net investment income
    to average net assets*                      5.98%    5.84%    6.37%    5.22%     3.87%     6.21%     6.14%     6.57%     5.40%
  Ratio of expenses to average net assets*      0.85%    0.85%    0.85%    0.79%     0.60%     0.60%     0.55%     0.59%     0.58%
  Ratio of expenses to average net assets
    before voluntary expense limitation*        0.92%    0.99%    0.95%    1.26%     1.63%     0.60%     0.57%     2.50%     1.01%
  Portfolio turnover rate                        128%     275%     315%     298%       68%      128%      275%      315%      298%

----------
See Notes to Financial Highlights on page 51 and Notes to Financial Statements

          Selected data based on a share  outstanding  throughout  the period(s)
                                    indicated (March 31, 1997 data is unaudited)

GE Short-Term Government Fund

------------------------------------------------------------------------------------------------------------------------------------
                                                                Class A                                    Class B
------------------------------------------------------------------------------------------------------------------------------------
                                              3/31/97   9/30/96   9/30/95   9/30/94      3/31/97   9/30/96   9/30/95   9/30/94
------------------------------------------------------------------------------------------------------------------------------------

Inception date                                    --        --       --      3/2/94          --        --        --      3/2/94
Net asset value, beginning of period           $11.78    $11.91    $11.72    $12.00       $11.78    $11.90    $11.72    $12.00
Income (loss) from investment operations:
  Net investment income                          0.31      0.60      0.64      0.35         0.28      0.56      0.59      0.33
  Net realized and unrealized
    gains (losses) on investments               (0.02)    (0.06)     0.21     (0.30)       (0.02)    (0.05)     0.21     (0.31)
------------------------------------------------------------------------------------------------------------------------------------

Total income from investment operations          0.29      0.54      0.85      0.05         0.26      0.51      0.80      0.02
------------------------------------------------------------------------------------------------------------------------------------

Less distributions from:
  Net investment income                          0.31      0.61      0.66      0.33         0.29      0.57      0.62      0.30
  Net realized gains                             0.01      0.06      0.00      0.00         0.01      0.06      0.00      0.00
------------------------------------------------------------------------------------------------------------------------------------

Total distributions                              0.32      0.67      0.66      0.33         0.30      0.63      0.62      0.30
------------------------------------------------------------------------------------------------------------------------------------

Net asset value, end of period                 $11.75    $11.78    $11.91    $11.72       $11.74    $11.78    $11.90    $11.72
====================================================================================================================================

TOTAL RETURN (a)                                 2.57%     4.63%     7.48%     0.40%        2.31%     4.35%     7.01%     0.20%

RATIOS/SUPPLEMENTAL DATA:
  Net assets, end of period (in thousands)       $616      $340      $285       $35          $88      $145       $83       $25
  Ratio of net investment income
    to average net assets*                       5.26%     5.04%     5.27%     4.75%        4.85%     4.67%     5.07%     4.38%
  Ratio of expenses to average net assets*       0.95%     0.95%     0.95%     0.95%        1.30%     1.30%     1.30%     1.30%
  Ratio of expenses to average net assets
    before voluntary expense limitation*         2.76%     3.00%     3.00%     1.71%        7.28%     3.35%     3.35%     2.06%
  Portfolio turnover rate                          94%      201%      415%      146%          94%      201%      415%      146%
------------------------------------------------------------------------------------------------------------------------------------


                                                           Class C                                     Class D
------------------------------------------------------------------------------------------------------------------------------------
                                             3/31/97  9/30/96   9/30/95   9/30/94      3/31/97   9/30/96   9/30/95    9/30/94
------------------------------------------------------------------------------------------------------------------------------------

Inception date                                  --        --       --      3/2/94          --        --        --      3/2/94
Net asset value, beginning of period         $11.79    $11.91    $11.72    $12.00       $11.78    $11.90    $11.72     $12.00
Income (loss) from investment operations:
  Net investment income                        0.32      0.63      0.66      0.36         0.34      0.66      0.69       0.39
  Net realized and unrealized
    gains (losses) on investments             (0.02)    (0.05)     0.22     (0.30)       (0.03)    (0.05)     0.21      (0.31)
------------------------------------------------------------------------------------------------------------------------------------

Total income from investment operations        0.30      0.58      0.88      0.06         0.31      0.61      0.90       0.08
------------------------------------------------------------------------------------------------------------------------------------

Less distributions from:
  Net investment income                        0.33      0.64      0.69      0.34         0.34      0.67      0.72       0.36
  Net realized gains                           0.01      0.06      0.00      0.00         0.01      0.06      0.00       0.00
------------------------------------------------------------------------------------------------------------------------------------

Total distributions                            0.34      0.70      0.69      0.34         0.35      0.73      0.72       0.36
------------------------------------------------------------------------------------------------------------------------------------

Net asset value, end of period               $11.75    $11.79    $11.91    $11.72       $11.74    $11.78    $11.90     $11.72
====================================================================================================================================

TOTAL RETURN (a)                               2.61%     4.98%     7.74%     0.53%        2.74%     5.24%     7.92%      0.69%

RATIOS/SUPPLEMENTAL DATA:
  Net assets, end of period (in thousands)   $4,819    $3,653    $2,437      $287       $7,530    $7,786    $8,048     $7,822
  Ratio of net investment income
    to average net assets*                     5.46%     5.28%     5.62%     5.18%        5.69%     5.54%     5.89%      5.32%
  Ratio of expenses to average net assets*     0.70%     0.70%     0.70%     0.70%        0.45%     0.45%     0.45%      0.45%
  Ratio of expenses to average net assets
    before voluntary expense limitation*       1.10%     1.34%     1.84%     1.46%        0.72%     0.83%     0.98%      1.21%
  Portfolio turnover rate                        94%      201%      415%      146%          94%      201%      415%       146%


----------
See Notes to Financial Highlights on page 51 and Notes to Financial Statements

                       Selected data based on a share outstanding throughout the
                          period(s) indicated (March 31, 1997 data is unaudited)


GE Money Market Fund


------------------------------------------------------------------------------------------------------------------------------------
                                                      3/31/97       9/30/96        9/30/95        9/30/94        9/30/93(e)
------------------------------------------------------------------------------------------------------------------------------------

Inception date                                         --              --             --             --          1/5/93
Net asset value, beginning of period                  $1.00           $1.00          $1.00          $1.00         $1.00
Income (loss) from investment operations:
  Net investment income                                0.02            0.05           0.05           0.03          0.02
  Net realized and unrealized
   gains (losses) on investments                       0.00            0.00           0.00           0.00          0.00
------------------------------------------------------------------------------------------------------------------------------------

Total income from investment operations                0.02            0.05           0.05           0.03          0.02
------------------------------------------------------------------------------------------------------------------------------------

Less distributions from:
  Net investment income                                0.02            0.05           0.05           0.03          0.02
  Net realized gains                                   0.00            0.00           0.00           0.00          0.00
------------------------------------------------------------------------------------------------------------------------------------

Total distributions                                    0.02            0.05           0.05           0.03          0.02
------------------------------------------------------------------------------------------------------------------------------------

Net asset value, end of period                        $1.00           $1.00          $1.00          $1.00         $1.00
====================================================================================================================================

TOTAL RETURN (a)                                       2.50%           5.18%          5.52%          3.31%         1.64%
RATIOS/SUPPLEMENTAL DATA:
  Net assets, end of period (in thousands)         $104,626         $85,842        $71,664        $53,607       $17,197
  Ratio of net investment income
   to average net assets*                              4.97%           5.06%          5.32%          3.41%         2.27%
  Ratio of expenses to average net assets*             0.45%           0.45%          0.45%          0.45%         0.45%
  Ratio of expenses to average net assets
   before voluntary expense limitation*                0.58%           0.66%          0.70%          1.04%         1.48%



----------
Notes to Financial Highlights

(a) Total returns are historical and assume changes in share price, reinvestment of dividends and capital gains, and assume no sales charge. Had the advisor not absorbed a portion of expenses, total return would have been lower. Periods less than one year are not annualized.

(b) For the fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share for trades on which commissions are charged. Mark-ups, mark-downs and spreads on shares traded on a principal basis are not included unless they are disclosed on confirmations prepared in accordance with rule 10b-10 under the 1934 Act.

(c) Per share data is based on average shares outstanding during the period. Certain reclassifications have been made to prior year balances to conform to the classifications used in 1996.

(d) Per share information is for the period since inception through September 30, 1994, and the total return information is for the period January 1, 1994, commencement of investment operations, through September 30, 1994.

(e) Per share information is for the period since inception through September 30, 1993, and the total return information is for the period February 22, 1993, commencement of investment operations, through September 30, 1993, except for GE Tax-Exempt Fund, which is from February 26, 1993 through September 30, 1993.

*   Annualized for periods less than one year.

----------
See Notes to Financial Statements

STATEMENTS OF ASSETS
AND LIABILITIES March 31, 1997 (unaudited)

                                                                     GE               GE               GE                 GE
                                                               INTERNATIONAL         GLOBAL       PREMIER GROWTH         U.S.
                                                                   EQUITY            EQUITY           EQUITY            EQUITY
                                                                    FUND              FUND             FUND**            FUND
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
   Investments in securities, at market (cost
   $69,618,366; $40,459,987; $7,154,782;
   $220,762,142; $75,316,829; $11,677,288;
   $58,609,166; $12,470,116; and $0, respectively)               $ 78,491,877     $ 46,365,126      $  6,742,162    $ 269,703,838
   Short term investments (at amortized cost)                       3,230,000        1,620,000           958,837       11,835,000
   Cash                                                                43,850           43,406            16,593           34,899
   Foreign currency (cost $705,251; $871,296; $0, $680;
   $125,909; $0; $119; $0; and $0, respectively)                      710,515          877,061                 0              652
   Receivable for investments sold                                    446,714          210,234                 0          566,084
   Income receivables                                                 244,823          122,505             7,472          432,102
   Receivable for fund shares sold                                     72,960           65,027           104,370          454,745
   Deferred organizational costs                                       39,149           17,122            14,076           26,657
------------------------------------------------------------------------------------------------------------------------------------
      Total assets                                                 83,279,888       49,320,481         7,843,510      283,053,977
------------------------------------------------------------------------------------------------------------------------------------

LIABILITIES
   Options written, at market
      (Premium received $0, $0, $0, $0, $904,
      $0, $1,664, $0, and $0, respectively)                                 0                0                 0                0
   Distributions payable to shareholders                                    0                0                 0                0
   Payable for investments purchased                                  415,364          242,646           199,121          769,821
   Payable for fund shares repurchased                                 20,567           24,692                 0          528,638
   Payable to GEIM                                                    111,304           62,960            19,794          149,670
   Variation margin payable                                                 0                0                 0          166,250
   Payable to custodian                                                     0                0                 0                0
   Payable on forward foreign currency contracts                            0                0                 0                0
------------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                               547,235          330,298           218,915        1,614,379
------------------------------------------------------------------------------------------------------------------------------------
NET ASSETS                                                       $ 82,732,653     $ 48,990,183      $  7,624,595    $ 281,439,598
====================================================================================================================================

NET ASSETS CONSIST OF:
   Capital paid in                                               $ 73,024,762     $ 42,158,855      $  8,058,669    $ 220,990,908
   Undistributed (overdistributed) net investment income              105,807            3,543             9,493          926,746
   Accumulated net realized gain (loss)                               732,977          919,819           (30,947)      10,995,836
   Net unrealized appreciation / (depreciation) on:
      Investments                                                   8,873,511        5,905,139          (412,620)      48,941,696
      Futures                                                               0                0                 0         (414,750)
      Written options                                                       0                0                 0                0
      Foreign currency transactions                                    (4,404)           2,827                 0             (838)
------------------------------------------------------------------------------------------------------------------------------------
NET ASSETS                                                       $ 82,732,653     $ 48,990,183      $  7,624,595    $ 281,439,598
====================================================================================================================================

Class A:
Net assets                                                       $ 11,961,918     $    856,762      $    114,743    $  36,301,834
Shares outstanding ($.001 par value)                                  663,348           39,912             8,029        1,554,546
Net asset value per share                                        $      18.03     $      21.47      $      14.29    $       23.35
Maximum offering price per share                                 $      18.93     $      22.54      $      15.00    $       24.51

Class B:
Net assets                                                       $    338,705     $    712,633      $    106,179    $   9,547,796
Shares outstanding ($.001 par value)                                   18,961           33,499             7,439          423,504
Net asset value per share*                                       $      17.86     $      21.27      $      14.27    $       22.54

Class C:
Net assets                                                       $  4,805,425     $ 30,457,193      $  2,917,494    $  67,312,515
Shares outstanding ($.001 par value)                                  265,574        1,408,998           204,017        2,929,265
Net asset value per share                                        $      18.09     $      21.62      $      14.30    $       22.98

Class D:
Net assets                                                       $ 65,626,605     $ 16,963,595      $  4,486,179    $ 168,277,453
Shares outstanding ($.001 par value)                                3,620,698          785,274           313,536        7,335,628
Net asset value per share                                        $      18.13     $      21.60      $      14.31    $       22.94


----------

* Redemption price per share is equal to net asset value per share less any applicable contingent deferred sales charge.

**   For the period December 31, 1996 (inception) thru March 31, 1997.

*** GE Money Market Fund is a no load fund offering only one class of shares to all investors.

----------
See Notes to Financial Statements


          GE                         GE                       GE                        GE                          GE
       STRATEGIC                    TAX-                    FIXED                   SHORT-TERM                    MONEY
      INVESTMENT                   EXEMPT                   INCOME                  GOVERNMENT                    MARKET
         FUND                       FUND                     FUND                      FUND                       FUND***
------------------------------------------------------------------------------------------------------------------------------------




    $  88,440,071              $  11,817,855              $ 57,753,585              $ 12,394,770              $           0
       12,107,072                          0                 7,223,701                   550,000                105,018,181
                0                          0                    56,952                    60,535                     46,388

          127,438                          0                       123                         0                          0
          787,598                    518,706                 1,547,981                   200,130                          0
          515,489                    191,807                   772,406                    99,759                    223,443
          125,271                      5,948                   120,254                    42,338                    309,438
           17,123                     13,942                    20,300                    39,148                     13,941
---------------------------------------------------------------------------------------------------------------------------
      102,120,062                 12,548,258                67,495,302                13,386,680                105,611,391
---------------------------------------------------------------------------------------------------------------------------


            1,151                          0                     2,118                         0                          0
                0                      8,690                    59,364                    12,184                     86,266
        3,018,144                          0                 5,647,935                   274,883                          0
          123,288                          0                   125,798                     2,402                    845,983
           72,605                     16,734                    51,603                    44,124                     52,702
                0                          0                         0                         0                          0
           13,484                     68,837                         0                         0                          0
                0                          0                    12,533                         0                          0
---------------------------------------------------------------------------------------------------------------------------
        3,228,672                     94,261                 5,899,351                   333,593                    984,951
---------------------------------------------------------------------------------------------------------------------------
    $  98,891,390              $  12,453,997              $ 61,595,951              $ 13,053,087              $ 104,626,440
===========================================================================================================================


    $  83,593,962              $  12,870,809              $ 65,934,686              $ 13,154,692              $ 104,602,966
          690,266                     32,503                     3,848                    (6,596)                    32,532
        1,483,875                   (589,882)               (3,471,927)                  (19,663)                    (9,058)

       13,123,242                    140,567                  (855,581)                  (75,346)                         0
                0                          0                         0                         0                          0
             (247)                         0                      (454)                        0                          0
              292                          0                   (14,621)                        0                          0
---------------------------------------------------------------------------------------------------------------------------
    $  98,891,390              $  12,453,997              $ 61,595,951              $ 13,053,087              $ 104,626,440
===========================================================================================================================


    $  32,572,979              $     540,684              $ 15,020,260              $    615,681              $           0
        1,570,283                     46,313                 1,292,261                    52,418                          0
    $       20.74              $       11.67              $      11.62              $      11.75              $           0
    $       21.77              $       12.19              $      12.14              $      12.05              $           0

    $   4,318,071              $   1,243,461              $  1,517,658              $     87,677              $           0
          210,337                    106,386                   130,385                     7,469                          0
    $       20.53              $       11.69              $      11.64              $      11.74              $           0

    $  31,684,049              $   7,638,104              $ 30,342,627              $  4,819,197              $ 104,626,440
        1,522,940                    654,161                 2,607,867                   410,005                104,635,570
    $       20.80              $       11.68              $      11.64              $      11.75              $        1.00

    $  30,316,291              $   3,031,748              $ 14,715,406              $  7,530,532              $           0
        1,455,971                    259,612                 1,265,316                   641,270                          0
    $       20.82              $       11.68              $      11.63              $      11.74              $           0


STATEMENTS OF OPERATIONS
For the six months ended March 31, 1997 (unaudited)

------------------------------------------------------------------------------------------------------------------------------------
                                                                GE                GE               GE                GE
                                                          INTERNATIONAL         GLOBAL       PREMIER GROWTH         U.S.
                                                              EQUITY            EQUITY           EQUITY            EQUITY
                                                               FUND              FUND             FUND*             FUND
------------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME
   Income:
      Dividends                                            $    502,438      $   319,404      $     13,290      $ 2,414,736
      Interest                                                   97,490           57,006            12,748          303,093
      Less: Foreign taxes withheld                              (56,223)         (22,247)             (697)          (9,795)
------------------------------------------------------------------------------------------------------------------------------------
   Total income                                                 543,705          354,163            25,341        2,708,034
------------------------------------------------------------------------------------------------------------------------------------

   Expenses:
      Advisory and administration fees                          316,490          174,983             9,398          534,387
      Distribution fees
         Class A                                                 25,334            1,925               131           81,392
         Class B                                                  1,497            3,295               256           43,644
         Class C                                                  5,034           37,493               862           75,943
      Blue Sky fees
         Class A                                                  3,296            3,921             2,310            5,654
         Class B                                                  2,617            3,126             2,310            3,914
         Class C                                                  3,218            8,064             2,310            7,435
         Class D                                                  9,615            4,923             2,311           18,753
      Transfer agent fees
         Class A                                                  5,570            3,850               924            9,886
         Class B                                                    923            1,728               924            9,829
         Class C                                                  3,483           38,665               924           40,835
         Class D                                                 24,202           11,113               924            5,624
      Trustees' fees                                              2,275            1,308               237            7,153
      Custody and accounting expenses                             4,458            2,564               499           14,029
      Professional fees                                          22,600           12,987             2,288           71,049
      Registration expenses                                       3,209            1,845               337           10,093
      Amortization of deferred organization
         expense                                                  9,147            9,675               924           14,968
      Other expenses                                              8,079            4,646               826           25,408
------------------------------------------------------------------------------------------------------------------------------------

   Total expenses before waiver                                 451,047          326,111            28,695          979,996
      Less: Expenses waived or borne by
         the advisor                                             (6,456)         (26,467)          (12,847)        (111,594)
------------------------------------------------------------------------------------------------------------------------------------
      Net expenses                                              444,591          299,644            15,848          868,402
------------------------------------------------------------------------------------------------------------------------------------
   Net investment income                                         99,114           54,519             9,493        1,839,632
====================================================================================================================================


NET REALIZED AND UNREALIZED GAIN (LOSS) ON
   INVESTMENTS
      Realized gain (loss) on:
         Investments                                          1,269,557        1,104,361           (30,947)      12,204,144
         Futures                                                      0                0                 0        1,285,548
         Written options                                              0                0                 0            1,401
         Foreign currency transactions                          (47,265)         (40,448)                0           (2,526)
      Increase (decrease) in unrealized
         appreciation/depreciation on:
         Investments                                          3,136,472          423,566          (412,620)      10,291,996
         Futures                                                      0                0                 0         (533,850)
         Written options                                              0                0                 0                0
         Foreign currency transactions                            2,895            3,509                 0             (943)
------------------------------------------------------------------------------------------------------------------------------------
      Net realized and unrealized gain
         (loss) on investments                                4,361,659        1,490,988          (443,567)      23,245,770
------------------------------------------------------------------------------------------------------------------------------------
   Net increase (decrease) in net assets
      resulting from operations                            $  4,460,773      $ 1,545,507      $   (434,074)     $25,085,402
====================================================================================================================================


*    For the period December 31, 1996 (inception) thru March 31, 1997.

** GE Money Market Fund is a no load fund offering only one class of shares to all investors.

----------
See Notes to Financial Statements


         GE                           GE                        GE                        GE                        GE
      STRATEGIC                      TAX-                      FIXED                  SHORT-TERM                   MONEY
     INVESTMENT                     EXEMPT                    INCOME                  GOVERNMENT                  MARKET
        FUND                         FUND                      FUND**                    FUND                     FUND**
------------------------------------------------------------------------------------------------------------------------------------

     $    423,435               $          0              $     23,998               $         0                $         0
        1,299,875                    312,942                 2,149,634                   387,175                  2,496,511
          (11,923)                         0                         0                         0                          0
------------------------------------------------------------------------------------------------------------------------------------

        1,711,387                    312,942                 2,173,632                   387,175                  2,496,511
------------------------------------------------------------------------------------------------------------------------------------



          169,931                     22,054                   111,579                    18,896                    115,166

           65,552                      1,359                    35,991                     1,180                          0
           20,541                      6,269                     7,986                       448                          0
           37,870                      9,737                    37,227                     5,403                          0

            4,610                      3,539                     6,531                     3,287                          0
            3,237                      3,274                     3,139                     2,852                          0
            5,587                      5,785                     4,464                     4,213                     17,245
            7,069                      4,460                     4,588                     6,038                          0

           18,951                        591                     3,215                       713                          0
            5,049                      1,000                     1,928                       236                          0
           23,648                      7,752                    21,436                     2,179                     81,765
           25,402                        224                     5,365                       533                          0
            2,771                        374                     1,900                       360                      2,570
            5,430                        733                     3,723                       707                      5,045
           27,521                      3,709                    18,890                     3,579                     25,518
            3,908                        527                     2,682                       511                      3,627

            9,675                      7,911                    11,439                     9,147                      7,912
            9,837                      1,328                     6,755                     1,281                      9,125
------------------------------------------------------------------------------------------------------------------------------------

          446,589                     80,626                   288,838                    61,563                    267,973

           (6,835)                   (47,507)                  (16,410)                  (26,172)                   (60,685)
------------------------------------------------------------------------------------------------------------------------------------
          439,754                     33,119                   272,428                    35,391                    207,288
------------------------------------------------------------------------------------------------------------------------------------
        1,271,633                    279,823                 1,901,204                   351,784                  2,289,223
====================================================================================================================================





        1,709,546                     20,065                   295,456                     5,712                       (200)
              994                          0                     1,988                         0                          0
            1,147                          0                     2,461                         0                          0
           (8,175)                         0                   152,237                         0                          0


        2,136,142                    (12,193)                 (739,485)                  (27,050)                         0
                0                          0                         0                         0                          0
             (247)                         0                      (454)                        0                          0
              998                          0                   (23,847)                        0                          0
------------------------------------------------------------------------------------------------------------------------------------

        3,840,405                      7,872                  (311,644)                  (21,338)                      (200)
------------------------------------------------------------------------------------------------------------------------------------
     $  5,112,038               $    287,695              $  1,589,560               $   330,446                $ 2,289,023
====================================================================================================================================

STATEMENTS OF CHANGES
IN NET ASSETS

                                         GE                              GE                   GE                      GE
                                    INTERNATIONAL                      GLOBAL            PREMIER GROWTH               U.S.
                                       EQUITY                          EQUITY                EQUITY                  EQUITY
                                        FUND                            FUND                  FUND                    FUND
------------------------------------------------------------------------------------------------------------------------------------
                          Six Months Ended  Year Ended   Six Months Ended  Year Ended    Period Ended   Six Months Ended  Year Ended
                           March 31, 1997   September     March 31,1997     September   March 31, 1997*   March 31, 1997   September
                             (unaudited)     30, 1996       (unaudited)      30, 1996     (unaudited)      (unaudited)      30, 1996
------------------------------------------------------------------------------------------------------------------------------------

INCREASE IN NET ASSETS
 Operations:
   Net investment income        $  99,114     $ 536,695      $   54,519     $ 137,419       $  9,493       $1,839,632   $ 3,718,848
   Net realized gain
     (loss) on investments,
     futures, written
     options, and
     foreign currency
     transactions               1,222,292     2,070,867       1,063,913     2,565,385        (30,947)      13,488,567    21,400,380
   Net increase (decrease)
     in unrealized
     appreciation/
     depreciation               3,139,367     3,637,837         427,075     1,437,616       (412,620)       9,757,203    10,460,359
------------------------------------------------------------------------------------------------------------------------------------
   Net increase (decrease)
     from operations            4,460,773     6,245,399       1,545,507     4,140,420       (434,074)      25,085,402    35,579,587
------------------------------------------------------------------------------------------------------------------------------------
   Distributions to
    shareholders from:
     Net investment income
       Class A                    (31,255)       (6,640)              0        (2,429)             0         (332,785)     (262,767)
       Class B                          0             0               0             0              0          (58,927)      (33,028)
       Class C                     (6,212)       (5,998)        (75,298)      (47,344)             0         (758,606)     (515,508)
       Class D                   (492,285)     (206,019)       (111,661)      (29,722)             0       (2,607,415)   (2,441,173)
     Net realized gains
       Class A                   (262,419)            0         (41,620)      (54,657)             0       (2,630,802)     (220,116)
       Class B                     (8,157)            0         (36,858)       (7,141)             0         (765,822)      (29,002)
       Class C                   (106,194)            0      (1,688,506)     (439,601)             0       (5,196,483)     (397,494)
       Class D                 (1,792,954)            0        (832,366)     (126,339)             0      (14,080,728)   (1,698,965)
------------------------------------------------------------------------------------------------------------------------------------
   Total distributions         (2,699,476)     (218,657)     (2,786,309)     (707,233)             0      (26,431,568)   (5,598,053)
------------------------------------------------------------------------------------------------------------------------------------
   Increase (decrease) in
     net assets from
     operations and
     distributions              1,761,297     6,026,742      (1,240,802)    3,433,187       (434,074)     (1,346,166)    29,981,534
------------------------------------------------------------------------------------------------------------------------------------
   Share transactions:
     Proceeds from sale
      of shares
       Class A                  4,106,843     4,999,853         265,852     1,784,436        120,390      10,027,635     20,169,488
       Class B                     66,746       264,006         118,900       248,489        111,533       2,074,280      5,416,144
       Class C                  1,744,293     2,057,845       3,386,350     6,612,036      3,145,003      16,244,760     22,892,916
       Class D                 31,529,240    46,890,336       7,679,290     4,132,262      4,703,150      23,548,676     64,219,284
     Value of distributions
      reinvested
       Class A                    293,144         6,640          41,520        56,966              0       2,963,444        483,588
       Class B                      6,989             0          36,754         7,140              0         808,910         62,916
       Class C                    107,547         5,587       1,735,843       477,266              0       5,853,741        897,146
       Class D                  2,285,228       206,019         944,022       156,060              0      16,688,105      4,140,136
     Cost of shares redeemed
       Class A                 (1,127,842)   (1,078,451)     (3,490,068)     (903,662)             0     (11,031,571)    (4,687,102)
       Class B                    (14,250)      (65,189)        (24,353)      (53,819)             0        (454,719)      (409,610)
       Class C                   (377,475)     (327,094)     (2,598,277)   (4,463,175)       (21,407)     (4,256,077)    (5,137,572)
       Class D                (32,838,658)  (21,970,397)     (1,324,203)   (4,662,441)             0     (15,903,440)   (72,772,334)
------------------------------------------------------------------------------------------------------------------------------------
     Net increase (decrease)
       from share
       transactions             5,781,805    30,989,155       6,771,630     3,391,558       8,058,669      46,563,744    35,275,000
------------------------------------------------------------------------------------------------------------------------------------
   Total increase (decrease)
     in net assets              7,543,102    37,015,897       5,530,828     6,824,745       7,624,595      45,217,578    65,256,534
NET ASSETS
   Beginning of period         75,189,551    38,173,654      43,459,355    36,634,610               0     236,222,020   170,965,486
------------------------------------------------------------------------------------------------------------------------------------
   End of period              $82,732,653   $75,189,551     $48,990,183   $43,459,355      $7,624,595    $281,439,598  $236,222,020
====================================================================================================================================

Undistributed (overdistributed)
  net investment income,
  end of period                $   105,807   $   484,828   $     3,543    $   107,597      $   9,493     $   926,746   $  2,857,691


*    For the period December 31, 1996 (inception) thru March 31, 1997.

** GE Money Market Fund is a no load fund offering only one class of shares to all investors.

----------
See Notes to Financial Statements

56 &


----------------------------------------------------------------------------------------------------------------------------------
            GE                         GE                      GE                        GE                     GE
        STRATEGIC                     TAX-                    FIXED                 SHORT-TERM                 MONEY
        INVESTMENT                   EXEMPT                  INCOME                 GOVERNMENT                 MARKET
           FUND                       FUND                    FUND                     FUND                    FUND**
----------------------------------------------------------------------------------------------------------------------------------
Six Months       Year      Six Months       Year       Six Months     Year      Six Months     Year      Six Months      Year
  Ended         Ended          Ended       Ended         Ended       Ended        Ended       Ended        Ended        Ended
March 31,      Sept. 30,     March 31,    Sept. 30,    March 31,    Sept. 30,   March 31,    Sept. 30,    March 31,    Sept. 30,
  1997           1996          1997         1996         1997         1996        1997         1996         1997         1996
(unaudited)                 (unaudited)               (unaudited)              (unaudited)              (unaudited)
---------------------------------------------------------------------------------------------------------------------------------


$ 1,271,633   $2,018,226    $ 279,823   $ 546,656    $1,901,204   $3,244,634    $ 351,784    $625,423     $2,289,223   $4,151,611


  1,703,512    1,002,244       20,065      57,428       452,142   (1,167,977)       5,712      (1,342)          (200)      (5,488)

  2,136,893    5,583,704      (12,193)   (157,166)     (763,786)    (600,391)     (27,050)    (58,761)             0            0
----------------------------------------------------------------------------------------------------------------------------------
  5,112,038    8,604,174      287,695     446,918     1,589,560    1,476,266      330,446     565,320      2,289,023    4,146,123
----------------------------------------------------------------------------------------------------------------------------------


   (461,097)    (224,561)     (11,455)    (20,080)     (418,928)    (709,900)     (12,654)    (17,871)             0            0
    (63,980)     (36,223)     (23,296)    (43,346)      (42,454)     (57,106)      (2,648)     (6,475)             0            0
   (691,773)    (480,651)    (173,959)   (333,411)     (900,371)  (1,490,082)    (121,478)   (169,713)    (2,289,223)   (4,151,611)
 (1,079,566)    (515,952)     (71,113)   (149,794)     (567,528)  (1,011,836)    (225,831)   (442,799)             0             0

   (243,915)     (44,020)           0           0             0            0         (468)     (1,457)             0             0
    (48,212)      (7,310)           0           0             0            0         (143)       (405)             0             0
   (353,335)     (89,301)           0           0             0            0       (5,468)    (13,646)             0             0
   (478,496)     (88,357)           0           0             0            0       (9,662)    (33,443)             0             0
----------------------------------------------------------------------------------------------------------------------------------
 (3,420,374)  (1,486,375)    (279,823)   (546,631)   (1,929,281)  (3,268,924)    (378,352)   (685,809)    (2,289,223)   (4,151,611)
----------------------------------------------------------------------------------------------------------------------------------

  1,691,664    7,117,799        7,872     (99,713)     (339,721)  (1,792,658)     (47,906)   (120,489)          (200)       (5,488)
----------------------------------------------------------------------------------------------------------------------------------


 14,086,393   17,883,706        4,173     184,398     2,477,573   14,465,090      353,280     729,588              0             0
    644,764    2,827,055      109,850     910,235       140,452    1,637,270        1,508      89,871              0             0
  5,831,703    8,576,408      530,281   2,158,514     5,067,765   10,046,924    1,412,039   1,743,456    114,082,444   177,814,977
  7,116,788   25,183,286           25           0     4,261,135   20,655,949    4,700,097   1,694,811              0             0

    703,419      268,659        5,847      10,092       412,744      690,901       11,373      14,905              0             0
    111,422       42,201       16,965      28,592        38,596       47,491        1,543       4,689              0             0
  1,017,042      553,077      144,346     272,411       735,237    1,206,983      117,554     174,763      2,179,275     3,800,372
  1,558,067      472,353       70,871     147,775       568,867      991,882      227,163     469,809              0             0

 (7,854,385)  (3,072,661)      (6,416)    (42,587)   (3,438,536)  (4,397,297)     (85,800)   (684,827)             0             0
   (221,581)    (281,702)    (202,692)   (289,191)     (327,727)    (211,360)     (60,504)    (30,407)             0             0
 (2,110,512)  (2,710,357)    (770,096) (1,436,700)   (3,370,824)  (4,014,201)    (342,471)   (666,107)   (97,476,764) (167,432,164)
(15,245,148) (11,444,286)          (3) (1,100,006)   (9,168,837)  (8,464,459)  (5,158,637) (2,349,374)             0             0
----------------------------------------------------------------------------------------------------------------------------------

  5,637,972   38,297,739      (96,849)     843,533   (2,603,555)  32,655,173    1,177,145    1,191,177    18,784,955    14,183,185
----------------------------------------------------------------------------------------------------------------------------------
  7,329,636   45,415,538      (88,977)     743,820   (2,943,276)  30,862,515    1,129,239    1,070,688    18,784,755    14,177,697

 91,561,754   46,146,216   12,542,974   11,799,154   64,539,227   33,676,712   11,923,848   10,853,160    85,841,685    71,663,988
----------------------------------------------------------------------------------------------------------------------------------
$98,891,390  $91,561,754  $12,453,997  $12,542,974  $61,595,951  $64,539,227  $13,053,087  $11,923,848  $104,626,440   $85,841,685
==================================================================================================================================


$   690,266  $ 1,623,000  $    32,503  $    44,788    $   3,848  $    95,901  $    (6,596)   $ 22,580    $   32,532    $    44,818


STATEMENT OF CHANGES
IN NET ASSETS (continued)
CHANGES IN FUND SHARES


------------------------------------------------------------------------------------------------------------------------------------
                                            GE                             GE                 GE                      GE
                                       INTERNATIONAL                     GLOBAL          PREMIER GROWTH               U.S.
                                           EQUITY                        EQUITY             EQUITY                   EQUITY
                                            FUND                          FUND               FUND                     FUND
------------------------------------------------------------------------------------------------------------------------------------

                             Six Months Ended  Year Ended  Six Months Ended  Year Ended  Period Ended   Six Months Ended  Year Ended
                               March 31,1997    September     March 31,1997  September   March 31,1997*   March 31,1997    September
                                (unaudited)     30, 1996       (unaudited)    30, 1996    (unaudited)     (unaudited)      30, 1996
------------------------------------------------------------------------------------------------------------------------------------


CLASS A:

Shares sold by subscription         230,398      294,637         12,069      85,979         8,029          414,920         920,456
Issued for distributions
  reinvested                         16,627          405          1,932       2,868             0          127,023          23,382
Shares redeemed                     (63,208)     (64,247)      (158,350)    (43,891)            0         (466,384)       (211,845)
------------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease)
  in Fund shares                    183,817      230,795       (144,349)     44,956         8,029           75,559         731,993
====================================================================================================================================


CLASS B:

Shares sold by subscription           3,792       15,817          5,465      11,994         7,439           88,333         255,210
Issued for distributions
  reinvested                            400            0          1,724         360             0           35,856           3,135
Shares redeemed                        (810)      (3,843)        (1,115)     (2,589)            0          (19,432)        (18,909)
------------------------------------------------------------------------------------------------------------------------------------

Net increase in Fund shares           3,382       11,974          6,074       9,765         7,439          104,757         239,436
====================================================================================================================================


CLASS C:

Shares sold by subscription          97,562      122,659        152,898     319,353       205,405          677,954       1,066,216
Issued for distributions
  reinvested                          6,083          341         80,285      23,887             0          255,064          44,064
Shares redeemed                     (21,056)     (19,472)      (117,370)   (216,093)       (1,388)        (177,531)       (238,075)
------------------------------------------------------------------------------------------------------------------------------------

Net increase in Fund shares          82,589      103,528        115,813     127,147       204,017          755,487         872,205
====================================================================================================================================


CLASS D:

Shares sold by subscription      1,763,561     2,756,412        346,415     197,330       313,536          995,069       3,068,016
Issued for distributions
  reinvested                       129,182        12,531         43,705       7,803             0          729,057         203,647
Shares redeemed                 (1,832,140)   (1,273,543)       (59,820)   (230,524)            0         (660,978)     (3,416,836)
------------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease)
  in Fund shares                    60,603     1,495,400        330,300     (25,391)      313,536        1,063,148        (145,173)
====================================================================================================================================



----------------------------------------------------------------------------------------------------------------------------------
            GE                         GE                      GE                       GE                       GE
        STRATEGIC                     TAX-                    FIXED                 SHORT-TERM                 MONEY
        INVESTMENT                   EXEMPT                  INCOME                 GOVERNMENT                 MARKET
           FUND                       FUND                    FUND                     FUND                     FUND**
------------------------------------------------------------------------------------------------------------------------------------
Six Months       Year      Six Months       Year       Six Months     Year      Six Months     Year      Six Months        Year
  Ended         Ended          Ended       Ended         Ended       Ended        Ended       Ended        Ended          Ended
March 31,      Sept. 30,     March 31,    Sept. 30,    March 31,    Sept. 30,   March 31,    Sept. 30,    March 31,      Sept. 30,
  1997           1996          1997         1996         1997         1996        1997         1996         1997           1996
(unaudited)                 (unaudited)               (unaudited)              (unaudited)              (unaudited)
------------------------------------------------------------------------------------------------------------------------------------



   676,044     906,804         353        15,739       209,717    1,202,556       29,903      61,992              0               0
    33,689      14,267         496           857        34,862       58,607          962       1,258              0               0
  (380,661)   (156,140)       (546)       (3,612)     (291,710)    (375,267)      (7,257)    (58,394)             0               0
------------------------------------------------------------------------------------------------------------------------------------

   329,072     764,931         303        12,984       (47,131)     885,896       23,608       4,856              0               0
====================================================================================================================================




    30,981     148,617       9,227        76,606        11,836      137,322          127       7,523              0               0
     5,385       2,264       1,437         2,434         3,255        4,042          131         396              0               0
   (10,674)    (14,530)    (17,150)      (24,675)      (27,665)     (18,027)      (5,113)     (2,586)             0               0
------------------------------------------------------------------------------------------------------------------------------------

    25,692     136,351      (6,486)       54,365       (12,574)     123,337       (4,855)      5,333              0               0
====================================================================================================================================




   275,070     443,753      44,971       183,515       427,112      843,984      119,173     146,513    114,082,444     177,814,977
    48,594      29,341      12,233        23,130        62,039      101,965        9,931      14,742      2,179,275       3,800,372
   (99,496)   (139,805)    (65,244)     (123,355)     (284,513)    (338,433)     (28,889)    (56,042)   (97,476,764)   (167,432,164)
------------------------------------------------------------------------------------------------------------------------------------

   224,168     333,289      (8,040)       83,290       204,638      607,516      100,215     105,213     18,784,955      14,183,185
====================================================================================================================================




   341,558   1,328,680           2             0       360,663    1,711,763      397,301     142,334              0               0
    74,406      25,058       6,006        12,532        47,994       84,091       19,207      39,635              0               0
  (729,476)   (593,811)         (0)      (90,536)     (776,607)    (719,913)    (436,040)   (197,251)             0               0
------------------------------------------------------------------------------------------------------------------------------------

  (313,512)    759,927       6,008       (78,004)     (367,950)   1,075,941      (19,532)    (15,282)             0               0
====================================================================================================================================




*    For the period December 31, 1996 (inception) through March 31, 1997.

** GE Money Market Fund is a no load Fund offering only one class of shares to all investors.

----------
See Notes to Financial Statements

58 & 59

                     Notes to Financial Statements -- March 31, 1997 (unaudited)

1.   Organization of the Funds

GE Funds (the "Trust") is registered under the Investment Company Act of 1940 (as amended) as an open-end management investment company. The Trust was organized as a Massachusetts business trust on August 10, 1992, and is authorized to issue an unlimited number of shares. It is comprised of eleven investment portfolios (the "Funds") only nine of which are currently being offered, as follows: GE International Equity Fund, GE Global Equity Fund, GE Premier Growth Equity Fund, GE U.S. Equity Fund, GE Strategic Investment Fund, GE Tax-Exempt Fund, GE Fixed Income Fund, GE Short-Term Government Fund and GE Money Market Fund. The Funds (except GE Money Market Fund) are presently authorized to issue four classes of shares.

The commencement dates of the Funds were as follows:
GE Premier Growth Equity - Class A, B,C, and D - December 31, 1996; GE International Equity Fund - Classes A, B, C, and D and GE Short-Term Government Fund - Classes A, B, C, and D - March 2, 1994; Class A, all other funds - January 1, 1994; Class B, all other funds - December 22, 1993; Class D, all other funds - November 29, 1993; Class C, GE Tax-Exempt Fund - February 26, 1993; Class C, all other funds, including the single class of the GE Money Market Fund - February 22, 1993. Between certain of the Funds' which effective date was January 5, 1993 and the commencement of investment operations date was March 2, 1994, the Funds' adviser absorbed all expenses.

Maximum Sales Load Imposed on Purchases of Class A Shares (as a percentage of offering price):

          4.75%                     4.25%                  2.50%
--------------------------------------------------------------------------------

GE International Equity Fund   GE Tax-Exempt Fund      GE Short-Term
                                                        Government Fund
GE Global Equity Fund          GE Fixed Income Fund

GE Premier Growth Equity Fund

GE U.S. Equity Fund

GE Strategic Investment Fund

Maximum Contingent Deferred Sales Load (as a percentage of redemption proceeds):

                  1.00%        3.00%               4.00%
-----------------------------------------------------------------------

Class A*      All funds        --                   --

Class B       --            GE Tax-Exempt Fund    GE International Equity Fund

                            GE Fixed Income Fund  GE Global Equity Fund

                            GE Short-Term         GE Premier Growth Equity
                             Government Fund       Fund

                                                  GE U.S. Equity Fund

                                                  GE Strategic Investment Fund

The maximum contingent deferred sales load for Class B redemptions for all Funds, after the first year, is as follows: 3.00% within the second year, 2.00% within the third year, 1.00% within the fourth year, and 0.00% thereafter.

No sales charges or redemption fees are assessed by the Trust with respect to Class C and Class D shares and shares of GE Money Market Fund. Class C shares pay for certain shareholder servicing fees as described in note 3 below.

* Imposed only for shares redeemed within one year of purchase which were subject to no front end sales charge by virtue of being part of a purchase of $1 million or more.


2.   Summary of Significant Accounting Policies

The following summarizes the significant accounting policies of the Trust: Class C shares pay for certain shareholders servicing fees as described

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

                     Notes to Financial Statements -- March 31, 1997 (unaudited)

Security Valuation and Transactions

Securities for which exchange quotations are readily available are valued at the last sale price, or if no sales occurred on that day, at the last quoted bid price. Certain fixed income securities are valued by a dealer or by a pricing service based upon a computerized matrix system, which considers market transactions and dealer supplied valuations. Valuations for municipal bonds are based on prices obtained from a qualified municipal bond pricing service; prices represent the mean of the secondary market.

Futures contracts are valued at the settlement price established each day by the board of trade or exchange on which they are principally traded. Options that are written or purchased are valued using the mean between the last asked and bid prices. Forward foreign currency contracts are valued at the mean between the bid and the offered forward rates as last quoted by a recognized dealer.

Short term investments maturing within 60 days are valued at amortized cost or original cost plus accrued interest, each of which approximates fair value.

Portfolio positions which cannot be valued as set forth above are valued at fair value determined under procedures approved by the Trustees.

GE Money Market Fund values its securities using the amortized cost method, which values securities initially at cost and thereafter assumes a constant amortization to maturity of any discount or premium. Amortized cost approximates fair value.

Transactions are accounted for as of the trade date. Cost is determined and gains and losses are based upon the specific identification method for both financial statement and federal tax purposes.

The Funds will accrue distribution fees, blue sky fees and transfer agent fees to the respective class. Each Fund's income, expenses (other than the fees mentioned above) and realized and unrealized gains and losses are allocated proportionally each day among the classes based upon the relative net assets of each class.


Foreign Currency

Accounting records of the Funds are maintained in U.S. dollars. Investment securities and other assets and liabilities and purchases and sales of investment securities denominated in a foreign currency are translated to U.S. dollars at the prevailing exchange rate on the respective dates of such transactions.

The Funds do not isolate the portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in their market prices. Such fluctuations are included in net realized and unrealized gain or loss from investments. Reported net realized exchange gains or losses from foreign currency transactions represent sale of foreign currencies, currency gains or losses between the trade date and the settlement date on securities transactions, realized gains and losses on forward foreign currency contracts, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books, and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities, other than investments in securities at fiscal year end, as a result of changes in exchange rates.


Income Taxes

It is each Fund's policy to comply with all sections of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, tax-exempt income, and gains to its shareholders and, therefore, no provision for federal income tax has been made. Each Fund is treated as a separate taxpayer for federal income tax purposes.

                     Notes to Financial Statements -- March 31, 1997 (unaudited)


Capital loss carryovers are available to offset future realized capital gains. To the extent that these carryover losses are used to offset future capital gains, it is probable that the gains so offset will not be distributed to shareholders because they would be taxable as ordinary income. At March 31, 1997, the Funds had capital loss carryovers as follows:

         Fund                            Amount         Expires
--------------------------------------------------------------------------------

GE Tax-Exempt Fund                   $   56,890         2002
                                         97,452         2003
                                        455,605         2004
GE Fixed Income Fund                  2,559,595         2003
                                         38,636         2004
GE Short-Term Government Fund               161         2004
GE Money Market Fund                      3,370         2003


Any net capital and currency losses incurred after October 31, within the Fund's tax year, are deemed to arise on the first day of the Fund's next tax year if the Fund so elects to defer such losses. The Funds incurred and elected to defer capital losses as follows:

GE Fixed Income Fund                          $    1,366,561
GE Short-Term Government Fund                            443
GE Money Market Fund                                   5,488

Investment Income

Corporate actions (including cash dividends) are recorded net of nonreclaimable tax withholdings on the ex-dividend date, except for certain foreign securities for which corporate actions are recorded as soon after ex-dividend date as such information is available. Interest income is recorded on the accrual basis. All discounts and premiums on taxable bonds and premiums on tax exempt bonds are amortized to call or maturity date, whichever is shorter using the effective yield method. On tax exempt bonds purchased before May 1, 1993, only original issue discount is amortized. For tax exempt bonds purchased after April 30, 1993, both market discount and original issue discount are amortized.


Expenses

Expenses of the Trust which are directly identifiable to a specific Fund are allocated to that Fund. Expenses which are not readily identifiable to a specific Fund are allocated in such a manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of the Funds. All expenses of the Funds are paid by the Investment Adviser and reimbursed by the Funds up to the voluntary expense limitations.


Distributions to Shareholders

GE Tax-Exempt Fund, GE Fixed Income Fund, GE Short-Term Government Fund and GE Money Market Fund declare investment income dividends daily and pay monthly. GE International Equity Fund, GE Global Equity Fund, GE Premier Growth Equity Fund, GE U.S. Equity Fund and GE Strategic Investment Fund declare and pay dividends of net investment income annually. All Funds declare and pay net realized capital gain distributions annually. The character of income and gains to be distributed are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences include treatment of realized and unrealized gains and losses on forward foreign currency transactions, paydown gains and losses on mortgage-backed securities, losses on wash sale transactions, and deferred organization expenses. Reclassifications are made to the Funds' capital accounts to reflect income and gains available for distribution (or available capital loss carryovers) under income tax regulations. The calculation of net investment income per share in the Financial Highlights table excludes these adjustments.


Deferred Organizational Costs

Organizational expenses applicable to the Funds have been deferred and are being amortized on a straight-line basis over a period of five years from commencement of investment operations.

                     Notes to Financial Statements -- March 31, 1997 (unaudited)



When-Issued Securities

The Funds may purchase or sell securities on a when-issued or forward commitment basis. Payment and delivery may take place a month or more after the date of the transaction. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated. This may increase the risk if the other party involved in the transaction fails to deliver and causes the Fund to subsequently invest at less advantageous yields. In connection with such purchases, the Fund is required to hold liquid assets as collateral with the Funds' custodian sufficient to cover the purchase price, unless they enter into an offsetting contract for the sale of equal securities and value.


Forward Foreign Currency Contracts

A forward foreign currency contract ("Forward") is an agreement between two parties to buy and sell a currency at a set price on a future date. The market value of the Forward fluctuates with changes in currency exchange rates. The Forward is marked-to-market daily and the change in the market value is recorded by the Fund as an unrealized gain or loss. When the Forward is closed, the Fund records a realized gain or loss equal to the difference between the value at the time it was opened and the value at the time it was closed. The Fund could be exposed to risk if a counterparty is unable to meet the terms of the contract or if the value of the currency changes unfavorably. The Fund may enter into Forwards in connection with planned purchases and sales of securities, to hedge specific receivables or payables against changes in future exchange rates or to hedge the U.S. dollar value of portfolio securities denominated in a foreign currency.


Repurchase Agreements

The Funds' custodian takes possession of the collateral pledged for investments in repurchase agreements on behalf of the Funds. It is the policy of the Funds to value the underlying collateral daily on a mark-to-market basis to determine that the value, including accrued interest, is at least equal to the repurchase price. In the event of default of the obligation to repurchase, the Funds have the right to liquidate the collateral and apply the proceeds in satisfaction of the obligation.


Futures and Options

The Funds, other than the GE Money Market Fund, may invest in futures contracts and purchase and write options. These investments involve, to varying degrees, elements of market risk and risks in excess of the amount recognized in the Statements of Assets and Liabilities. The face or contract amounts reflect the extent of the involvement the Funds have in the particular classes of these instruments. Risks may be caused by an imperfect correlation between movements in the price of the instruments and the price of the underlying securities and interest rates. Risks also may arise if there is an illiquid secondary market for the instruments, or an inability of counterparties to perform. The Funds may invest in these instruments for the following reasons: to hedge against the effects of changes in value of portfolio securities due to anticipated changes in interest rates and/or market conditions, to equitize a cash position, for duration management, or when the transactions are economically appropriate to reduce the risk inherent in the management of the Fund involved.

Upon entering into a futures contract, the Fund is required to deposit either cash or securities in an amount (initial margin) equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Fund each day. The variation margin payments are equal to the daily changes in the contract value and are recorded as unrealized gains and losses. The Fund recognizes a realized gain or loss when the futures contract is closed. The Fund will realize a gain or loss upon the expiration or closing of an option transaction. When an option is exercised, the proceeds on sales for a written call option, the purchase cost for a written put option, or the proceeds on the sale of the security for a purchased put or cost of the security for a call option is adjusted by the amount of premium received or paid.

                     Notes to Financial Statements -- March 31, 1997 (unaudited)

Security Lending

The Funds may loan securities to well known and recognized U.S. and foreign brokers and banks and receive a lenders fee. These fees are included in interest income. The loans of securities will be collateralized by cash, letters of credit or U.S. Government securities. The collateral will be segregated and maintained at all times with the custodian and must be equal to the current value of the securities loaned. In the event the counterparty (borrower) does not meet its contracted obligation to return the securities, the Fund may be exposed to the risk of loss of reacquiring the loaned securities at prevailing market prices.


Other

There are certain additional risks involved when investing in foreign securities that are not inherent in domestic securities. These risks may involve foreign currency exchange rate fluctuations, adverse political and economic developments and the imposition of unfavorable foreign governmental laws and restrictions.


3.   Fees and Compensation Paid to Affiliates


Advisory and Administration Fees

Compensation of GEIM, the Fund's Investment Adviser and Administrator, a wholly-owned subsidiary of General Electric Company, for investment advisory and administrative services, is paid monthly based on the average daily net assets of each Fund. Such advisory and administration fees are based on the annual rates listed in the table below. Until further notice, GEIM has agreed to reduce other operating expenses (exclusive of advisory, administration and distribution fees) for each Fund as indicated in the following table:

                                    Annualized based on average daily net assets

                                      Advisory and          Limitation of Other
                                   Administration Fees      Operating Expenses
--------------------------------------------------------------------------------

GE International Equity Fund               .80%                    .30%
GE Global Equity Fund                      .75%                    .35%
GE Premier Growth Equity Fund              .60%                    .30%
GE U.S Equity Fund                         .40%                    .10%
GE Strategic Investment Fund               .35%                    .30%
GE Tax-Exempt  Fund*                       .35%                    .25%
GE Fixed Income Fund                       .35%                    .20%
GE Short-Term Government Fund              .30%                    .15%
GE Money Market Fund                       .25%                    .25%

*    Effective   July  18,   1996,   GEIM  agreed  to  waive  the  advisory  and
     administration fees for the GE Tax-Exempt Fund until further notice.

Distribution and Shareholder Servicing Fees

The Funds have adopted a Shareholder Servicing and Distribution Plan ("the Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940 with respect to each Fund except the GE Money Market Fund. Each Fund pays GE Investment Services Inc. ("GEIS"), a wholly-owned subsidiary of GEIM and the Funds' principal underwriter, a monthly fee for distribution and/or shareholder services provided, at an annual rate of .50% of the average daily net assets of Class A of all applicable Funds, 1.00% for Class B of all applicable Funds (except GE Short-Term Government Fund which is .85%), and .25% for Class C of all applicable Funds. Currently Class D is not subject to a 12b-1 fee plan.

                     Notes to Financial Statements -- March 31, 1997 (unaudited)

Other

The Funds pay no compensation to their Trustees who are employees of GEIM. Trustees who are not GEIM employees receive an annual fee of $10,000 and an additional fee of $500 for each Trustees' meeting attended.

For the period ended March 31, 1997, GEIS acting as underwriter received net commissions of $4,993 from the sale of Class A shares and $26,615 in contingent deferred sales charges from redemptions of Class A and Class B shares.

GNA Corporation, a wholly owned subsidiary of General Electric Company, acts as Blue Sky administrator for the GE Funds. Fees paid to GNA of approximately $40,000 are included in blue sky fees in the Statements of Operations.


4.   Aggregate Unrealized Appreciation and Depreciation

Aggregate gross unrealized appreciation/(depreciation) of investments for each Fund at March 31, 1997, were as follows:

                                                                   Net
                            Gross            Gross             Unrealized
                         Unrealized        Unrealized          Appreciation
                        Appreciation      Depreciation        (Depreciation)
--------------------------------------------------------------------------------

GE International
   Equity Fund         $ 12,368,792       $ 3,495,281          $ 8,873,511

GE Global
   Equity Fund            7,607,570         1,702,431            5,905,139

GE Premier Growth
   Equity Fund              153,372           565,992             (412,620)

GE U.S.
   Equity Fund           52,351,912         3,410,216           48,941,696

GE Strategic
   Investment Fund       14,790,462         1,667,220           13,123,242

GE Tax-Exempt
   Fund                     159,605            19,038              140,567

GE Fixed Income
   Fund                     195,623         1,051,204             (855,581)

GE Short-Term
   Government Fund           19,129            94,475              (75,346)

The aggregate cost of each Fund's investments was substantially the same for book and federal income tax purposes at March 31, 1997.


5.   Options

During the period ended March 31, 1997, the following option contracts were written:


                      GE U.S. Equity Fund       GE Strategic Investment Fund
--------------------------------------------------------------------------------
                      Number                          Number
                   of Contracts    Premium         of Contracts    Premium
--------------------------------------------------------------------------------
Balance as of
   September
   30, 1996            0         $        0              0        $      0

Written               11              1,867            264           2,050

Closed and
   Expired            (8)            (1,401)            (1)         (1,146)

Exercised             (3)              (466)            (0)             (0)
--------------------------------------------------------------------------------

Balance as of
   March 31, 1997      0         $        0            263         $   904
================================================================================


                  GE Fixed Income Fund
---------------------------------------
                   Number
                of Contracts   Premium
---------------------------------------
Balance as of
   September
   30, 1996            0      $     0

Written            3,004        4,125

Closed and
   Expired        (2,520)      (2,461)

Exercised             (0)          (0)
--------------------------------------

Balance as of
  March 31, 1997     484      $ 1,664
======================================

                     Notes to Financial Statements -- March 31, 1997 (unaudited)

6.   Investment Transactions

The cost of purchases and the proceeds from sales of investments, other than U.S. Government securities, short term securities and options, for the period ended March 31, 1997, were:

                                   Purchases                  Sales
--------------------------------------------------------------------------------

GE International
   Equity Fund                    $ 22,853,679          $   21,119,727

GE Global Equity Fund               18,606,634              14,875,815

GE Premier Growth
   Equity Fund                       7,641,274                 455,545

GE U.S. Equity Fund                 78,892,583              56,272,576

GE Strategic Investment
   Fund                             18,468,298              16,627,870

GE Tax-Exempt Fund                   8,662,948               9,047,150

GE Fixed Income Fund                12,541,198              13,397,061

GE Short-Term
   Government Fund                   2,361,811               2,000,230


The cost of purchases and the proceeds from sales of long term U.S. Government securities for the period ended March 31, 1997, were:



                                     Purchases                  Sales
--------------------------------------------------------------------------------

GE U.S. Equity Fund              $   1,472,297          $      182,084

GE Strategic Investment
   Fund                             35,551,478              33,126,261

GE Fixed Income Fund                66,723,474              68,619,994

GE Short-Term
   Government Fund                  10,476,424               9,487,607


7.   Beneficial Interest

The schedule below shows the number of shareholders each owning 5% or more of a Fund and the total percentage of the Fund held by such shareholders.


                                          5% or Greater Shareholders
--------------------------------------------------------------------------------

                                       Number         % of Fund Held
--------------------------------------------------------------------------------

GE International Equity Fund              4                 82%

GE Global Equity Fund                     3                 31%

GE Premier Growth Equity Fund             1                 59%

GE U.S. Equity Fund                       6                 38%

GE Strategic Investment Fund              5                 42%

GE Tax-Exempt Fund                        1                 25%

GE Fixed Income Fund                      3                 23%

GE Short-Term Government Fund             2                 56%

GE Money Market Fund                      1                  9%

At March 31, 1997, GE Company owned 25% of the shares outstanding of the GE Tax-Exempt Fund; and GE Capital Assurance Company, an indirect wholly owned subsidiary of GE Company, owned 61% and 35%, respectively, of the shares outstanding of the GE Premier Growth Equity and GE Short-Term Government Funds.

                      [This Page Left Intentionally Blank]
67

                                                      GE Funds Investment Team
Portfolio Managers
GE International Equity Fund
GE Global Equity Fund
Ralph R. Layman

GE U.S. Equity Fund
Eugene K. Bolton
  Christopher D. Brown
  David B. Carlson
  Peter J. Hathaway
  Paul C. Reinhardt

GE Premier Growth Equity Fund
David B. Carlson

GE Strategic Investment Fund
David B. Carlson
Robert A. MacDougall

GE Tax-Exempt Fund
Stella V. Lou

GE Fixed Income Fund
GE Short-Term Government Fund
GE Money Market Fund
Robert A. MacDougall

Investment Adviser
and Administrator
GE Investment Management Incorporated

Trustees
Michael J. Cosgrove
John R. Costantino
Alan M. Lewis
William J. Lucas
Robert P. Quinn

Secretary
Matthew J. Simpson

Treasurer
Jeffrey A. Groh

Distributor
GE Investment Services Inc.
Member NASD and SIPC

Counsel
Willkie Farr & Gallagher

Custodian
State Street Bank & Trust Company

Independent Accountants
Price Waterhouse LLP


Officers of the Investment Adviser
John H. Meyers, Chairman of the Board and President
Eugene K. Bolton, EVP, Domestic Equities
Michael J. Cosgrove, EVP, Mutual Funds
Ralph R. Layman, EVP, International Equities
Alan M. Lewis, EVP, General Counsel and Secretary
Robert A. MacDougall, EVP, Fixed Income
Geoffrey R. Norman, EVP, Institutional Marketing
Don W. Torey, EVP, Finance and Administration

Shareholder Inquiries

Everyone breathes a sigh of relief at the end of tax season. For the inquiry center representatives, it means we can step back and assess how we handled the enormous call volume which comes into our center between January and the middle of April. This year our numbers reflect many of the quality upgrades we implemented as a result of a needs assessment conducted at the end of 1996's tax season.

We see, for example, that while our call volume was 57,000 an increase of 10% versus the same period last year, we were able to answer 99% of all incoming calls, cutting our rate of abandoned calls in half from their level in 1996. Our figures also show that the average speed of answering a call was under 10 seconds.

What do these numbers mean to the shareholder trying to get answers? It means you can expect to reach a representative quickly...which is what we're all about.

In upcoming weeks, you can also expect to receive information on the newly streamlined automated voice response system. Research conducted while preparing for the redesign of the system clearly showed our shareholders' frustration at not being able to immediately access a representative. Among many other improvements, the new system will enable you to dial "O" at any time during the menu to speak with a representative.

Thank you for your continued confidence in GE Investments. Your comments and suggestions are always welcome.

Class A, B and C investors:

For questions regarding the Funds or your account call your investment professional or call the GE Funds Inquiry Center at 1-800-242-0134

Address inquiries regarding        Address inquiries regarding your
the Funds to:                      account to:

GE Funds                           GE Funds
3003 Summer Street                 P.O. Box 8309
P.O. Box 120065                    Boston, MA 02266-8309
Stamford, CT 06912-0065

Class D investor: Contact your designated GE Investments account representative

401(k) plan investor: Call your company's designated plan number

--------------------------------------------------------------------------------
This report has been prepared for shareholders and may be distributed to others only if preceded or accompanied by a current prospectus.

GE Funds
3003 Summer Street
Stamford, CT 06904-7900

Bulk Rate
U.S. Postage
PAID
Canton, MA
Permit No. 313


Distributed by GE Investment Services Inc., member NASD and SIPC

                                  ANNUAL REPORT
                                       OF
                                 INVESTORS TRUST
                   FOR THE FISCAL YEAR ENDED OCTOBER 31, 1996

                          [Investors Trust Logo here]


                                FAMILY OF FUNDS

                                 ANNUAL REPORT
                                October 31, 1996



Dear Valued Shareholder:                                             [PHOTO]

I am pleased to present this annual report which includes financial market reviews, performance reviews, portfolio commentaries, and the financial statements and financial highlights for each of the Investors Trust Mutual Funds for the fiscal year ended October 31, 1996.

In September of this year the Adjustable Rate, Growth, Tax Free, and Value funds all surpassed an important mutual fund milestone--a three-year performance history. Organizations that rate or rank mutual funds typically require a three year track record before recognizing funds in their rating systems.

Looking back at the U.S. fixed income and equity market performances over the past three years helps reinforce the idea that successful investing requires diversification and patience. Calendar year 1994 presented most fixed income and domestic equity fund investors with negative total returns. Those who remained invested throughout 1995 enjoyed some of the best fixed income and equity fund total returns in history. The financial markets through the first ten months of 1996 have provided most fixed income fund investors with total returns in line with historical averages and domestic equity fund investors with total returns above the historical averages.

What does this mean to Investors Trust Mutual Funds shareholders? Variations in fixed income and equity market total returns during the past three years demonstrate the importance of appropriately diversifying investments and aligning the objectives of your investments with your financial goals. Review your financial goals and objectives at least annually and, if necessary, with your investment representative's assistance, make adjustments to your investment mix. As a service to shareholders, each Investors Trust Mutual Fund allows exchanges to other Investors Trust Mutual Funds free of charge (although such exchanges are taxable events). I encourage you to take advantage of this service if your investment needs or goals have changed since first purchasing an Investors Trust fund.

If you have questions about the information contained in this report, please contact your investment representative or call Investors Trust Services at 1-800-656-6626 and press 2 on your phone at the prompt.

Thank you for investing with Investors Trust.

Sincerely,

/s/ Patrick E. Welch
--------------------
Patrick E. Welch
Chairman


    THE INVESTORS TRUST FAMILY OF FUNDS IS OFFERED BY GNA DISTRIBUTORS, INC.

2                                                   Investors Trust Mutual Funds
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS
                               -----------------
                                                                       PAGE
                                                                       ----

Chairman's Message...................................................    1

Table of Contents....................................................    2

Listing of Trustees and Officers.....................................    3

Adviser's Market Review..............................................    5

Sub-Adviser Commentaries and Performance Graphs

  Adjustable Rate Fund...............................................    6

  Government Fund....................................................    8

  Tax Free Fund......................................................   11

  Value Fund.........................................................   13

  Growth Fund........................................................   15

Notes to Performance.................................................   17

Investment Portfolios

  Adjustable Rate Fund...............................................   18

  Government Fund....................................................   21

  Tax Free Fund......................................................   26

  Value Fund.........................................................   35

  Growth Fund........................................................   38

Financial Statements.................................................   43

Financial Highlights.................................................   50

Notes to Financial Statements........................................   52

Report of Independent Accountants....................................   60

Tax Information......................................................   61

--------------------------------------------------------------------------------

Investors Trust Mutual Funds                                                   3
--------------------------------------------------------------------------------

                          INVESTORS TRUST MUTUAL FUNDS

ADJUSTABLE RATE FUND o GOVERNMENT FUND o TAX FREE FUND o VALUE FUND o GROWTH
FUND

                                 Annual Report

TRUSTEES AND OFFICERS
  PATRICK E. WELCH
  Trustee, Chairman of
  the Board,
  President and CEO
  PIERCE T. LINDBERG
  Trustee
  EDWARD R. MCMILLAN
  Trustee
  DOUGLAS H. PEDERSEN
  Trustee
  GEOFFREY S. STIFF
  Senior Vice President
  and Treasurer
  CHARLES A. KAMINSKI
  Senior Vice President
  VICTOR C. MOSES
  Senior Vice President
  THOMAS W. CASEY
  Vice President
  STEPHEN N. DEVOS
  Vice President and
  Controller
  SCOTT A. CURTIS
  Vice President
  EDWARD J. WILES, JR.
  Vice President and Secretary
  KARRI J. HARRINGTON
  Assistant Secretary

SUB-ADVISERS

ADJUSTABLE RATE FUND
  STANDISH, AYER & WOOD, INC.
  Boston, Massachusetts

GOVERNMENT FUND
  BLACKROCK FINANCIAL
  MANAGEMENT, INC.
  New York, New York

TAX FREE FUND
  BROWN BROTHERS HARRIMAN
  & CO.
  New York, New York

VALUE FUND
  DUFF & PHELPS INVESTMENT
  MANAGEMENT CO.
  Chicago, Illinois

GROWTH FUND
  VALUE LINE, INC.
  New York, New York

ADVISER
  GNA CAPITAL
  MANAGEMENT, INC.
  Seattle, Washington

DISTRIBUTOR
  GNA DISTRIBUTORS, INC.
  Seattle, Washington

COUNSEL
  GOODWIN, PROCTER & HOAR
  Boston, Massachusetts

CUSTODIAN & TRANSFER AGENT
  STATE STREET BANK AND TRUST
  COMPANY
  Boston, Massachusetts

INDEPENDENT ACCOUNTANTS
  COOPERS & LYBRAND L.L.P.
  Boston, Massachusetts

This report is prepared for the shareholders of the Investors Trust Mutual Funds. It is not authorized for use as an offer of sale or a solicitation of an offer to buy shares of the Funds unless accompanied or preceded by the Trust's current prospectus.

4                                                   Investors Trust Mutual Funds
--------------------------------------------------------------------------------

                      (This Page Intentionally Left Blank)

Investors Trust Mutual Funds                                                   5
--------------------------------------------------------------------------------

                            FINANCIAL MARKET REVIEW

                     GNA CAPITAL MANAGEMENT, INC., ADVISER

         During the fiscal year ended October 31, 1996, the financial markets continued to provide participants with a roller coaster ride that has been characteristic of the markets for the last few years.

         Market perception of the economy went from slowing growth in the first few months, to accelerating growth for several months, to moderate growth at the end of the period. Annualized quarterly GDP growth rates, in fact, turned out to be +0.30%, +2.00%, +4.70%, and +2.20% for 4Q95--3Q96.
       Intermediate and long maturity interest rates first declined, then rose, then declined again, as investors believed inflation would rise and fall with economic growth. Because of the close connection between inflation expectations and interest rates, the bond market had a volatile year. The 5-year Treasury's yield started the period at 5.81%, declined to 5.13% in mid-February, rose to 6.85% in mid-June, and then declined to 6.07% at the end of the period. Bond prices move in the opposite direction of interest rates and mirrored these moves.

         Inflation, as measured by the change in the Consumer Price Index, seemed to remain under control, ending the period at a year-over-year rate of +3.00%, up only slightly from a year earlier. In this environment, the bond market, as measured by the Lehman Brothers Aggregate Bond Index, had a total return of +5.12%, as bond price declines somewhat offset coupon income for the year.

         In the equity market, stock prices were propelled higher by expectations of increasing corporate profits. Major market indexes moved to record highs periodically throughout the year. The Dow Jones Industrial Average moved up from 4,755 at the beginning of the year to 6,029 at the end of the year, with the only real setback being a roughly 400 point correction during the May--July period. In this environment, the broader stock market, as measured by the S&P 500 Stock Index, had a total return of +24.08%, well above the long-term average. The averages mask, however, immediate and precipitous declines in those companies' stocks whose earnings disappointed Wall Street analysts' expectations.

--------------------------------------------------------------------------------

6                                           Investors Trust Adjustable Rate Fund
--------------------------------------------------------------------------------

                   FROM THE ADJUSTABLE RATE FUND SUB-ADVISER

                          STANDISH, AYER & WOOD, INC.
                        PORTFOLIO MANAGER: LORI DRISCOLL

       Q.  WHAT HAPPENED IN THE MARKET DURING THE PAST TWELVE MONTHS?

       A. Over the last 12 months, bond yields have fluctuated significantly. During the first quarter of 1996, interest rates rose mostly in response to stronger job growth, a pick up in retail sales and high consumer confidence. With a modestly improving economic picture, the market shifted from expectations of a Fed ease to a Fed tightening. Despite low inflation levels, tight labor markets, combined with the economic rebound, spurred inflationary fears. By mid-year the bearish market sentiment began to turn. The Fed delayed any tightening moves until further signs confirmed the strength of the recovery. As a result, the market adjusted to a neutral Fed policy and yield levels peaked in August. The subsequent decline in Treasury yields has been driven by weaker job growth and continued low inflation.

       Q.  WHAT HAPPENED IN THE FUND DURING THE PAST SIX AND TWELVE MONTH
           PERIOD?

       A. Over the last year, adjustable rate mortgages ("ARMs") have benefited from favorable market conditions. With fairly low new originations in ARMs, there has been relatively minimal supply for the market to absorb. Additionally, increased demand for floating rate products as rates rose helped narrow spreads. Also enhancing returns has been declining prepayment risk as higher interest rates diminished refinancing activity. Finally, compared to 1994's extreme move, this year's moderate rise in rates had little impact on the implicit cap risk (see Note (d) on page
       20) in the ARM sector. Altogether, adjustable rate mortgage returns benefited from slower prepayments and positive market technicals, reflected by tighter yield spreads relative to Treasuries during the year.

       Q.  WHAT IS YOUR CURRENT MARKET OUTLOOK?

       A. Given the more recent indications of moderating economic growth and continued good inflation news, lower interest rates could be sustained in the near term. However, consumer spending is likely to pick up as the holiday season approaches, particularly if consumer confidence remains high. Constrained by an already tight labor market and relatively high capacity utilization, any signs of strong economic growth could renew inflation concerns. Additionally, some indications of recovery in global economies could result in upward pressure on interest rates. Finally, there has been sizeable foreign buying of U.S. Treasuries. The eventual sale of these positions could result in higher yield levels in the coming months.

--------------------------------------------------------------------------------

Investors Trust Adjustable Rate Fund                                           7
--------------------------------------------------------------------------------

       Q.  HOW HAVE YOU POSITIONED THE FUND TO BENEFIT FROM YOUR MARKET OUTLOOK?

       A. Throughout the past year, the Adjustable Rate Fund has maintained its ARM position with a slight bias toward the GNMA sector. Typically, GNMA ARMs offer an attractive yield advantage over FHLMC and FNMA counterparts to compensate investors for modestly greater cap risk. Given our expectation of moderate rate moves in either direction until a clearer economic picture emerges, today's level of cap risk in the ARM sector is marginal. Under this scenario, adjustable rate mortgage returns should benefit from stable to slightly tighter yield spreads.

            In the fixed rate sector, we continue to find attractive opportunities, particularly in home equity asset backed securities. These bonds are AAA rated with minimal prepayment risk and short durations. Seasoned premium pass-throughs also offer good value as they benefit from slower prepayments. With fairly stable durations, we still find attractive spread opportunities in this sector.

            In the coming year, we expect the portfolio to continue to benefit from its yield advantage in high quality spread products.


                               [graph goes here]



Performance of a $10,000 investment since inception of the Investors Trust Adjustable Rate Fund (9/8/93)



            Lehman Brothers                 Investors Trust                  Investors Trust             Morningstar Govt. Bond-
              ARM Index              Adjustable Rate Fund - A Shares  Adjustable Rate Fund - B Shares      ARM Fund Average
          (ending value: $11,833)      (ending value: $11,429)          (ending value: $11,157)         (ending value: $10,703)
9/8/93           $10,000                    $10,000                             $10,000                         $10,000
10/93            $10,005                    $10,026                             $10,003                         $10,034
12/93            $10,053                    $10,072                             $10,052                         $10,057
2/94             $10,088                    $10,021                             $10,006                         $10,084
4/94             $ 9,955                    $ 9,850                             $ 9,807                         $10,018
6/94             $ 9,969                    $ 9,791                             $ 9,736                         $10,001
8/94             $10,079                    $ 9,926                             $ 9,858                         $10,034
10/94            $10,030                    $ 9,876                             $ 9,796                         $ 9,963
12/94            $10,054                    $ 9,863                             $ 9,771                         $ 9,804
2/95             $10,426                    $10,127                             $10,021                         $ 9,904
4/95             $10,587                    $10,326                             $10,205                         $10,015
6/95             $10,803                    $10,560                             $10,423                         $10,107
8/95             $10,908                    $10,642                             $10,490                         $10,174
10/95            $11,053                    $10,785                             $10,618                         $10,162
12/95            $11,232                    $10,929                             $10,746                         $10,261
2/96             $11,335                    $11,005                             $10,802                         $10,322
4/96             $11,370                    $11,014                             $10,781                         $10,366
6/96             $11,484                    $11,119                             $10,886                         $10,458
8/96             $11,610                    $11,220                             $10,966                         $10,543
10/96            $11,833                    $11,429                             $11,157                         $10,703



                         Average Annual Total Return %
                     for the period ended October 31, 1996

                                                  Since
                             1 yr       3 yr     Inception

                   Class A   5.81%      4.41%     4.28%
                   Class B   5.02%      3.69%     3.52%

Past Performance is not indicative of future results. See Notes to Performance (page 17).

--------------------------------------------------------------------------------

8                                                Investors Trust Government Fund
--------------------------------------------------------------------------------

                      FROM THE GOVERNMENT FUND SUB-ADVISER

                      BLACKROCK FINANCIAL MANAGEMENT, INC.
             PORTFOLIO MANAGERS: KEITH ANDERSON AND ANDREW PHILLIPS

       Q.  WHAT HAPPENED IN THE MARKET OVER THE PAST TWELVE MONTHS?

       A. Significant swings in the pace of U.S. economic growth influenced the performance of the fixed income markets during the year ended October 31, 1996. Throughout the fourth quarter of 1995 and through the first six weeks of 1996, weak inflationary data and sluggish retail demand spurred two reductions of short term interest rates totaling 50 basis points (0.50%) by the Federal Reserve to 5.25%. However, the economic climate was altered significantly during mid-February, as data suggesting a pick-up in growth caused market participants to consider the potential for increased inflationary pressures.

            Economic growth continued to accelerate during the second quarter of 1996, as the sharp decline in interest rates throughout 1995 further stimulated spending and buoyed consumer confidence. Economic growth as measured by Gross Domestic Product (GDP) was measured at an annualized 4.7% for the quarter, which led investors to believe that the Federal Reserve would be forced to raise interest rates for the first time in over a year to curb the pace of the economy. However, the pace of economic growth has slowed during the past few months to the 2.0%-2.5% level, which is considered the non-inflationary trendline pace for the U.S. economic growth. Softer economic data and continued moderation in the broad inflation measures during the third quarter allowed the Fed to leave short term interest rates unchanged at their August and September policy meetings.

            Yields of most maturity Treasuries posted minimal net changes over the past twelve months. As an example, the yield of the 5-Year Treasury note ended October 1996 at 6.07%, 26 basis points higher than the October 31, 1995 closing yield of 5.81%. However, the modest net change in yield levels masks considerable intra-year movements. After falling to a low of 5.13% in mid-February, the yield of the 5-year Treasury rose to 6.82% in July in response to stronger economic data before rallying to 6.07% at the end of the period. The market for mortgage-backed securities (MBS) posted strong performance versus the broader investment grade bond market during 1996. Prepayments, as measured by the MBA Refinancing Index, displayed considerable stability as homeowners refinanced their mortgages at a relatively stable rate. An equally important contributor to mortgage performance was a strong technical environment, as new issue supply declined from its May peak. Additionally, financial institution demand for MBS increased in light of an overall scarcity of high quality fixed income products with a yield advantage over Treasuries.

--------------------------------------------------------------------------------

Investors Trust Government Fund                                                9
--------------------------------------------------------------------------------

       Q.  WHAT HAPPENED IN THE FUND DURING THE PAST SIX AND TWELVE MONTH
           PERIODS?

       A. The Fund entered the fiscal year with approximately a two-thirds allocation to mortgage-backed securities and maintained this exposure through the April 30 semi-annual period. During the past six months, however, BlackRock has taken on a defensive outlook on the mortgage market and the Fund's mortgage exposure has been reduced accordingly. The most significant reduction occurred in the adjustable rate mortgage (ARM) sector. After consistently maintaining between a 15% and 20% stake in ARMs in the first half of the fiscal year, the Fund eliminated its position over the past six months in response to price appreciation and tightening yield spreads. Within the mortgage pass-through sector, the Fund has emphasized seasoned pass-throughs over generic, or newly issued, pass-throughs by doubling its seasoned pass-through allocation between April 30, 1996 and October 31, 1996. The overall reduction in mortgage securities has allowed for an increase in the Fund's allocation to Treasuries and Agency bonds. In particular, the Fund has purchased 10- and 20-year Small Business Administration Loans (SBAs) and FHA Project Loans, both of which offer agency credit quality, attractive yield spreads over Treasuries and relatively strong prepayment protection.

       Q.  WHAT IS YOUR CURRENT MARKET OUTLOOK?

       A. BlackRock maintains a positive view on the bond market. The rationale behind the Fed's decision not to raise interest rates appears to focus on the benign inflation data released during the third quarter. The decline in September job growth after two significant increases further supported the Fed's inaction. On balance, the outlook for moderate inflation remains intact, suggesting that further declines in interest rates are likely. In addition to the favorable fundamental backdrop, foreign demand for U.S. bonds has increased due to the renewed attractiveness of the U.S. bond market on a global basis.

       Q.  HOW HAVE YOU POSITIONED THE FUND TO BENEFIT FROM YOUR MARKET OUTLOOK?

       A. As discussed above, the Fund has reduced the mortgage overweighting that had been in place through much of 1996 as BlackRock has adopted a less positive view of that sector. In addition to the tight yield spread levels at which mortgages are currently trading, our anticipation of a pick-up in interest rate volatility has led to the decision to underweight the mortgages. The Fund's remaining mortgage holdings emphasize seasoned securities, which are expected to provide more prepayment stability should interest rates decline significantly. Additionally, as of October 31, 1996 the Fund had taken a modestly aggressive duration stance, reflecting BlackRock's positive views on interest rates.

--------------------------------------------------------------------------------

10                                               Investors Trust Government Fund
--------------------------------------------------------------------------------

                               [graph goes here]



Performance of a $10,000 investment since inception of the Investors Trust Government Fund A Shares (9/8/93)




                  Lehman Brothers           Morningstar Government Bond -          Investors Trust
               Government Bond Index           General Fund Average           Government Fund - A Shares
              (ending value: $11,674)        (ending value: $11,294)            (ending value: $10,592)
9/8/93                  $10,000                       $10,000                        $10,000
10/93                   $10,076                       $10,044                        $ 9,940
12/93                   $10,004                       $10,005                        $ 9,910
2/94                    $ 9,926                       $ 9,948                        $ 9,853
4/94                    $ 9,626                       $ 9,666                        $ 9,480
6/94                    $ 9,592                       $ 9,623                        $ 9,162
8/94                    $ 9,770                       $ 9,759                        $ 9,248
10/94                   $ 9,626                       $ 9,635                        $ 9,029
12/94                   $ 9,667                       $ 9,656                        $ 9,060
2/95                    $10,058                       $ 9,996                        $ 9,321
4/95                    $10,254                       $10,156                        $ 9,470
6/95                    $10,750                       $10,530                        $ 9,842
8/95                    $10,835                       $10,612                        $ 9,904
10/95                   $11,106                       $10,825                        $10,091
12/95                   $11,439                       $11,094                        $10,350
2/96                    $11,274                       $10,974                        $10,255
4/96                    $11,109                       $10,844                        $10,128
6/96                    $11,233                       $10,928                        $10,189
8/96                    $11,236                       $10,939                        $10,186
10/96                   $11,674                       $11,294                        $10,592



                         Average Annual Total Return %
                     for the period ended October 31, 1996

                                                   Since
                                1 yr      3yr    Inception
                  Class A       4.80%    2.09%     1.79%



                               [graph goes here]



Performance of a $10,000 investment since inception of the Investors Trust Government Fund B Shares (4/22/87)

                         Average Annual Total Return %
                     for the period ended October 31, 1996

                                                   Since
                                1 yr      3yr    Inception
                  Class B       4.00%    1.35%     6.70%





                    Lehman Brothers           Morningstar Government Bond -          Investors Trust
                 Government Bond Index           General Fund Average           Government Fund - B Shares
                (ending value: $20,979)        (ending value: $18,687)            (ending value: $18,162)
4/22/87                   $10,000                       $10,000                        $10,000
10/31/87                  $ 9,933                       $ 9,839                        $10,130
4/30/88                   $10,378                       $10,313                        $10,708
10/31/88                  $10,899                       $10,767                        $11,240
4/30/89                   $11,160                       $10,961                        $11,383
10/31/89                  $12,210                       $11,794                        $12,318
4/30/90                   $12,089                       $11,772                        $12,451
10/31/90                  $12,935                       $12,495                        $13,248
4/30/91                   $13,869                       $13,327                        $14,133
10/31/91                  $14,827                       $14,217                        $15,113
4/30/92                   $15,311                       $14,632                        $15,441
10/31/92                  $16,358                       $15,431                        $16,283
4/30/93                   $17,488                       $16,267                        $17,119
10/31/93                  $18,506                       $16,917                        $17,826
4/30/94                   $17,680                       $16,281                        $16,918
10/31/94                  $17,678                       $16,230                        $16,047
4/30/95                   $18,833                       $17,106                        $16,807
10/31/95                  $20,397                       $18,234                        $17,843
4/30/96                   $20,403                       $18,265                        $17,801
10/31/96                  $21,441                       $19,023                        $18,583



Past performance is not indicative of future results. See Notes to Performance (page 17).


--------------------------------------------------------------------------------

Investors Trust Tax Free Fund                                                 11
--------------------------------------------------------------------------------

                       FROM THE TAX FREE FUND SUB-ADVISER

                         BROWN BROTHERS HARRIMAN & CO.
                      PORTFOLIO MANAGER: BARBARA BRINKLEY

       Q.  WHAT HAPPENED IN THE MARKET DURING THE PAST TWELVE MONTHS?

       A. Slow growth and falling interest rates at the end of 1995 planted the seeds for a rebounding economy in the spring of 1996. Brisk economic activity, tightening labor markets and rising oil prices heightened inflationary concerns and provoked expectations of a more restrictive monetary policy, causing bond prices to sink at mid-year. More recently, the resultant rise in mortgage rates and burgeoning personal debt levels have slowed consumer spending, while weaker government spending and a widening trade gap have restrained GDP growth. As evidence of a slower economic pace has unfolded, bond prices have rallied.

            During our fiscal year, Aaa municipal yields first sank by 30-35 basis points through January; rose 55-65 basis points through June; then fell by 25 basis points through October, 1996. For the fiscal period, Aaa municipal yields are 5-10 basis points higher for 2-10 year maturities and 5-10 basis points lower for maturities beyond 10 years.

            Intermediate and longer maturity municipals performed well relative to comparable maturity taxable securities. As tax reform worries dissipated and modestly higher yields provoked strong investor demand for tax-sheltered income, the yield ratios of municipals to treasuries dropped to their lowest levels in a year.

       Q.  WHAT IS YOUR CURRENT MARKET OUTLOOK?

       A. The U.S. economy is in the midst of a slowdown in real GDP growth, from nearly 5% in the second quarter to less than 2% in the third and fourth quarters, 1996. Consumer spending and government spending have weakened after a second quarter surge, while a widening trade gap is also restraining GDP. Resilient housing activity, and support from capital spending and inventory investment, will cushion some of the slowdown we expect in other sectors. Overall, inflation should remain around 3%. Should growth muddle along at the 1%-2% pace we project, the Fed's next move may be to ease monetary policy at some point in 1997.

       Q.  HOW HAVE YOU POSITIONED THE FUND TO BENEFIT FROM YOUR MARKET OUTLOOK?

       A. The portfolio is now positioned with a duration that is moderately longer than the portfolio's "neutral point" to benefit from the lower interest rate environment we anticipate in the coming quarters. The portfolio's duration is 6.6 years, or 110% of duration neutrality, which is 6 years. Portfolio issues are concentrated in 7-20 year maturities to lock in the high

--------------------------------------------------------------------------------

12                                                 Investors Trust Tax Free Fund
--------------------------------------------------------------------------------
       tax free yields of the steepest part of the yield curve, and to benefit from lower yields and from "rolling down the yield curve" over time. Our average coupon is over 7%.

            We prefer call-protected premium coupons for their greater tax-free yields to maturity, and their more defensive characteristics. Further, they avoid the unfavorable tax effects of market discount bonds. Our average credit quality is Aa+, with over 65% of the portfolio backed by U.S. Treasury securities held in escrow. Our high credit quality and broad geographical diversification are designed to protect against "event risk" that could arise from a local economic/political development or from a natural disaster. We manage our sales transactions to avoid incurring net capital gains tax liability. We have no derivatives or alternative minimum tax bonds in the Fund's portfolio.



                               [graph goes here]



Performance of a $10,000 investment since inception of the Investors Trust Tax Free Fund (9/8/93)




             Lehman Brothers 10-Year General        Investors Trust              Investors Trust       Morningstar Municipal Bond -
            Obligation Municipal Bond Index    Tax Free Fund - A Shares     Tax Free Fund - B Shares      National Fund Average
                (ending value: $11,775)        (ending value: $11,621)      (ending value: $11,582)      (ending value: $11,396)
9/8/96                    $10,000                   $10,000                         $10,000                    $10,000
10/93                     $10,138                   $10,054                         $10,043                    $10,128
12/93                     $10,278                   $10,162                         $10,147                    $10,226
2/94                      $10,081                   $10,011                         $ 9,983                    $10,094
4/94                      $ 9,830                   $ 9,712                         $ 9,673                    $ 9,763
6/94                      $ 9,854                   $ 9,795                         $ 9,743                    $ 9,795
8/94                      $10,061                   $ 9,998                         $ 9,940                    $ 9,973
10/94                     $ 9,788                   $ 9,753                         $ 9,697                    $ 9,689
12/94                     $ 9,755                   $ 9,793                         $ 9,737                    $ 9,711
2/95                      $10,288                   $10,296                         $10,236                    $10,202
4/95                      $10,453                   $10,432                         $10,371                    $10,299
6/95                      $10,710                   $10,614                         $10,561                    $10,495
8/95                      $11,012                   $10,809                         $10,746                    $10,673
10/95                     $11,205                   $10,946                         $10,892                    $10,870
12/95                     $11,427                   $11,289                         $11,223                    $11,148
2/96                      $11,521                   $11,339                         $11,272                    $11,148
4/96                      $11,325                   $11,096                         $11,041                    $10,963
6/96                      $11,387                   $11,211                         $11,155                    $11,061
8/96                      $11,505                   $11,406                         $11,338                    $11,154
10/96                     $11,775                   $11,621                         $11,562                    $11,396

                         Average Annual Total Return %
                     for the period ended October 31, 1996

                                                   Since
                                1 yr      3yr    Inception
                  Class A       6.13%    4.94%     4.88%
                  Class B       6.12%    4.80%     4.71%




Past performance is not indicative of future results. See Notes to Performance (page 17).



--------------------------------------------------------------------------------

Investors Trust Value Fund                                                    13
--------------------------------------------------------------------------------

                        FROM THE VALUE FUND SUB-ADVISER

                      DUFF & PHELPS INVESTMENT MANAGEMENT
                         PORTFOLIO MANAGER: CARL FAUST

       Q.  WHAT HAPPENED IN THE MARKET DURING THE PAST TWELVE MONTHS?

       A. The stock market experienced another good year with the S&P 500 up 24.2% for the year and 9.1% over the six months ended 10/31/96. The past 6 months could be characterized as a turbulent period in which the equity markets experienced a flight to quality based on concerns regarding economic growth and inflation. While the markets experienced a modest correction, ranging from 3-9% in July, most markets recovered in August and September as signs of slower economic growth became more evident.

       Q.  WHAT HAPPENED IN THE FUND DURING THE PAST SIX AND TWELVE MONTHS?

       A. We have taken larger positions in companies for which we have a high degree of confidence. These larger positions benefited the fund (General Electric, Chase Manhattan).

            The best and worst performing stocks held throughout the year:


             12 Months                                  6 Months
---------------------------------   -----------------------------------------
     Best                Worst               Best                  Worst
--------------     --------------   -----------------   ---------------------

Intel     +57%     MASCO     +11%   Intel        +62%   May Dept. Store   -7%
Gillette  +54%     AMEX      +15%   Compaq       +48%   Pepsi             -6%
MBNA      +53%     Mobil     +15%   MBNA         +33%   Halliburton       -1%
GE        +52%     Exxon     +16%   Campbell     +28%   Mobil             +1%


       Q.  WHAT IS YOUR CURENT MARKET OUTLOOK?

       A. We expect growth will slow during the balance of 1996 leading to slower profit growth in 1997. We also expect inflation to increase modestly to 2.9% in 1996 from just 2.5% in 1995. The Federal Reserve may be forced to raise interest rates in late 1996 or early 1997 based on economic growth and higher inflation.

            As this is written, the stock market is slightly under-valued relative to the fixed income markets. We expect investors will continue shifting toward high quality companies with consistent earnings growth prospects as profit growth slows in 1997.

       Q.  HOW HAVE YOU POSITIONED THE FUND TO BENEFIT FROM YOUR MARKET OUTLOOK?

       A. We have increased our overweighting in the defensive sector, mainly in the drug and household product industries. Drug companies should benefit from strong new product pipelines, favorable demographics and less turmoil on the legislative front. We increased our

--------------------------------------------------------------------------------

14                                                    Investors Trust Value Fund
--------------------------------------------------------------------------------

       overweighting in diversified chemical and industrial companies and moved away from aluminum and steel companies.

            We are underweighted in both energy and interest sensitive sectors. Going forward, energy related stocks are unlikely to outperform the S&P 500 due to deregulation and unsustainable high energy prices. Within the interest sensitive sector, we remain attracted to bank stocks. Chase Manhattan remains a significant position in the fund and continues to benefit from improving fundamentals and the merger with Chemical Bank.

            Our emphasis on large capitalization, high quality companies with consistent earnings growth prospects should continue delivering strong relative performance. The portfolio should also benefit from a continued reduction in the overall number of holdings and increased positions in stocks in which we have the highest degree of confidence.


                               [graph goes here]


Performance of a $10,000 investment since inception of the Investors Trust Value Fund (9/8/93)


        Standard & Poor's    Investors Trust Value     Investors Trust Value      Morningstar Equity Income
         500 Stock Index         Fund-A Shares             Fund-B Shares                 Fund Average
    (ending value: $16,500)  (ending value: $15,162)   (ending value: $14,847)    (ending value: $14,539)
9/8/96        $10,000               $10,000                   $10,000                       $10,000
10/93         $10,128               $10,173                   $10,187                       $10,119
12/93         $10,156               $10,141                   $10,147                       $10,127
2/94          $10,213               $ 9,967                   $ 9,960                       $10,144
4/94          $ 9,895               $ 9,722                   $ 9,690                       $ 9,857
6/94          $ 9,808               $ 9,595                   $ 9,561                       $ 9,792
8/94          $10,545               $10,093                   $10,044                       $10,360
10/94         $10,527               $10,141                   $10,075                       $10,237
12/94         $10,288               $ 9,972                   $ 9,902                       $ 9,940
2/95          $10,966               $10,557                   $10,469                       $10,455
4/95          $11,619               $11,073                   $10,964                       $10,928
6/95          $12,361               $11,517                   $11,383                       $11,382
8/95          $12,808               $11,778                   $11,641                       $11,781
10/95         $13,297               $12,316                   $12,140                       $12,050
12/95         $14,139               $12,919                   $12,724                       $12,882
2/96          $14,766               $13,462                   $13,232                       $13,297
4/96          $15,127               $13,700                   $13,460                       $13,604
6/96          $15,581               $13,986                   $13,732                       $13,845
8/96          $15,203               $13,720                   $13,457                       $13,702
10/96         $16,500               $15,162                   $14,847                       $14,539


                         Average Annual Total Return %
                     for the period ended October 31, 1996


                                                   Since
                                1 yr      3yr    Inception
                  Class A      23.10%    14.23%    14.13%
                  Class B      22.30%    13.38%    13.37%




Past performance is not indicative of future results. See Notes to Performance (page 17).



--------------------------------------------------------------------------------

Investors Trust Growth Fund                                                   15
--------------------------------------------------------------------------------

                        FROM THE GROWTH FUND SUB-ADVISER

                                VALUE LINE, INC.
                        PORTFOLIO MANAGER: ALAN HOFFMAN

       Q. WHAT HAPPENED IN THE MARKET DURING THE PAST TWELVE MONTHS? WHAT HAPPENED IN THE FUND DURING THE PAST SIX AND TWELVE MONTHS?

       A. The defining characteristic of the equity markets over the last year has been volatility. While stock prices have generally moved higher over the period (recently setting new records for the major market indexes), there have been a few significant downdrafts, including the technology sell-off that commenced in the last quarter of 1995 and the overall market correction of this past summer.

            The Fund's performance reflected and amplified the general contour of the market. Because of our overweighted position in technology stocks, that sector helped the Fund significantly during periods of rising prices and hurt us during market selloffs. On balance, our technology exposure was a net positive over the past year.

       Q.  WHAT IS YOUR CURRENT MARKET OUTLOOK?

       A. Recently released data support our forecast that the U.S. economy will continue on a track of moderate growth and relatively low interest and inflation rates. If there is a risk to this outlook, it's probably that it's too optimistic: there's some evidence that the economy is slowing, which could provoke the Federal Reserve to adopt a more accommodative monetary posture. All of this, of course, suggests a healthy environment for growth equities. And while we believe that the long-term direction for stocks--especially the high-quality growth names in which the Fund specializes--is up, market volatility will be a fact of life for the foreseeable future.

       Q.  HOW HAVE YOU POSITIONED THE FUND TO BENEFIT FROM YOUR MARKET OUTLOOK?

       A. We are almost fully invested in stocks ranked 1 or 2 by the Value Line Timeliness Ranking system, which has a 31-year record of identifying stocks that, as a group, tend to outperform the broad market averages. In terms of specific economic sectors, we have significant exposure to financial services and the health-care/drug area, and we continue to believe that high-tech stocks will form a structural foundation of the portfolio, reflecting those companies' importance in worldwide economic growth.

--------------------------------------------------------------------------------

16                                                   Investors Trust Growth Fund
--------------------------------------------------------------------------------



                               [graph goes here]



Performance of a $10,000 investment since inception of the Investors Trust Growth Fund (9/8/93)

          Standard & Poor's    Investors Trust Growth      Investors Trust Growth      Morningstar Growth
           500 Stock Index          Fund-A Shares               Fund-B Shares             Fund Average
      (ending value: $16,500)  (ending value: $15,632)     (ending value: $15,288)  (ending value: $15,190)
9/8/93        $10,000                 $10,000                     $10,000                   $10,000
10/93         $10,212                 $10,212                     $10,238                   $10,128
12/93         $10,435                 $10,424                     $10,343                   $10,156
2/94          $10,659                 $10,624                     $10,507                   $10,213
4/94          $ 9,847                 $ 9,800                     $10,058                   $ 9,895
6/94          $ 9,447                 $ 9,400                     $ 9,734                   $ 9,808
8/94          $10,394                 $10,323                     $10,475                   $10,545
10/94         $10,465                 $10,382                     $10,450                   $10,527
12/94         $10,322                 $10,228                     $10,155                   $10,288
2/95          $10,857                 $10,739                     $10,606                   $10,966
4/95          $11,273                 $11,143                     $11,119                   $11,619
6/95          $12,377                 $12,212                     $11,922                   $12,361
8/95          $13,292                 $13,103                     $12,627                   $12,808
10/95         $13,518                 $13,316                     $12,753                   $13,297
12/95         $13,589                 $13,364                     $13,297                   $14,139
2/96          $14,337                 $14,077                     $13,885                   $14,766
4/96          $14,646                 $14,374                     $14,529                   $15,127
6/96          $14,551                 $14,267                     $14,675                   $15,581
8/96          $14,539                 $14,243                     $14,320                   $15,203
10/96         $15,632                 $15,288                     $15,190                   $16,500



                         Average Annual Total Return %
                     for the period ended October 31, 1996

                                                   Since
                                1 yr      3yr    Inception
                  Class A      15.64%    15.25%    15.24%
                  Class B      14.81%    14.40%    14.43%




Past performance is not indicative of future results. See Notes to Performance (page 17).


--------------------------------------------------------------------------------

Investors Trust Mutual Funds                                                  17
--------------------------------------------------------------------------------

NOTES TO PERFORMANCE

  Total returns assume changes in share price and reinvestment of dividends and capital gains. Investment returns and principal values will fluctuate, so that an investor's shares, when redeemed, may be worth more or less than the original cost.

  The total returns of classes A and B shown do not include any reduction for the maximum applicable sales charges. If total returns included the effects of these charges, the performance figures for each class would have been lower.

--------------------------------------------------------------------------------

18                                          Investors Trust Adjustable Rate Fund
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996

                                                                         % OF NET   PRINCIPAL      MARKET
                                                                          ASSETS    AMOUNT ($)   VALUE ($)
                                                                         --------   ----------   ----------
LONG-TERM GOVERNMENT AGENCY SECURITIES                                      85.3
GOVERNMENT NATIONAL MORTGAGE ASSOCIATION (A)(B)-4.8
     9.000%, with various maturity dates to October 15, 2016
            (Cost $338,271)............................................               318,176       341,131
                                                                                                 ----------
FEDERAL HOME LOAN MORTGAGE CORPORATION (A)(B)-3.1
     7.500%, with various maturity dates to September 1, 2000
            (Cost $222,044)............................................               217,757       221,907
                                                                                                 ----------
FEDERAL HOME LOAN MORTGAGE CORPORATION
ADJUSTABLE RATE MORTGAGES (A)(B)(D)-15.0
     7.258%, with a maturity date of June 1, 2024......................               201,667       205,952
     7.351%, with a maturity date of January 1, 2023...................               125,426       126,857
     7.610%, with a maturity date of January 1, 2023...................               107,162       110,494
     7.812%, with a maturity date of August 1, 2023....................               193,067       198,558
     7.825%, with various maturity dates to January 1, 2024............               180,726       184,874
     7.987%, with a maturity date of August 1, 2023....................               228,313       235,591
                                                                                                 ----------
     Total Federal Home Loan Mortgage Corporation
       Adjustable Rate Mortgages
            (Cost $1,052,680)..........................................                           1,062,326
                                                                                                 ----------
FEDERAL NATIONAL MORTGAGE ASSOCIATION
ADJUSTABLE RATE MORTGAGES (A)(B)(D)-6.8
     4.131%, with a maturity date of April 1, 2026.....................               271,554       267,098
     6.954%, with a maturity date of May 1, 2021.......................               206,502       211,728
                                                                                                 ----------
     Total Federal National Mortgage Association
       Adjustable Rate Mortgages
            (Cost $471,409)............................................                             478,826
                                                                                                 ----------
GOVERNMENT NATIONAL MORTGAGE ASSOCIATION
ADJUSTABLE RATE MORTGAGES (A)(B)(D)-55.6
     5.000%, with a maturity date of October 20, 2025..................               558,358       556,873
     5.500%, with a maturity date of November 20, 2024.................               243,284       244,425
     6.000%, with various maturity dates to April 20, 2024.............               355,709       355,592
     6.500%, with various maturity dates to August 20, 2025............             1,004,372     1,016,503

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

Investors Trust Adjustable Rate Fund                                          19
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996, CONTINUED

                                                                         % OF NET   PRINCIPAL      MARKET
                                                                          ASSETS    AMOUNT ($)   VALUE ($)
                                                                         --------   ----------   ----------

     7.000%, with various maturity dates to September 20, 2024.........               611,078       620,862
     7.125%, with various maturity dates to August 20, 2024............               617,748       630,445
     7.250%, with various maturity dates to September 20, 2023.........               503,302       512,770
                                                                                                 ----------
     Total Government National Mortgage Association
       Adjustable Rate Mortgages
            (Cost $3,806,202)..........................................                           3,937,470
                                                                                                 ----------
     Total Long-Term Government Agency Securities
            (Cost $5,890,606)..........................................                           6,041,660
                                                                                                 ----------
COLLATERALIZED MORTGAGE OBLIGATIONS                                          7.9
THE MONEY STORE HOME EQUITY TRUST (A)(B)(C)-2.0
     6.850%, with a maturity date of June 15, 2019.....................               140,000       139,737
                                                                                                 ----------
RESOLUTION TRUST CORPORATION MORTGAGE PASS-THROUGHS (A)(B)(C)-5.9
     8.000%, with a maturity date of September 25, 2021................               227,609       229,885
     9.000%, with a maturity date of September 25, 2028................               187,617       193,011
                                                                                                 ----------
                                                                                                    422,896
                                                                                                 ----------
     Total Collateralized Mortgage Obligations
            (Cost $559,723)............................................                             562,633
                                                                                                 ----------
ASSET-BACKED SECURITIES                                                      4.8
     Citibank Credit Card Master Trust, Zero Coupon February 7, 2003
       [Certificate Series 1996 1 Class A].............................               225,000       171,421
     Household Finance Corporation, 5.800%, May 20, 2008
       [1993-1 Class A2]...............................................                95,152        95,509
     Equicon Loan Trust, 5.850%, November 18, 2012
       [Series 1993-1 Class A].........................................                74,818        74,070
                                                                                                 ----------
     Total Asset-Backed Securities
            (Cost $345,642)............................................                             341,000
                                                                                                 ----------

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

20                                          Investors Trust Adjustable Rate Fund
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996, CONTINUED

                                                                            % OF NET    NUMBER       MARKET
                                                                             ASSETS    OF SHARES   VALUE ($)
                                                                            --------   ---------   ----------
MONEY MARKET MUTUAL FUNDS                                                       1.6
     The Seven Seas Series Money Market Fund [Class A]....................               70,486        70,486
     The Seven Seas Series US Government Money Market Fund................               43,070        43,070
                                                                                                   ----------
     Total Money Market Mutual Funds
            (Cost $113,556)...............................................                            113,556
                                                                            --------               ----------
SUMMARY
     Total investments
            (Cost $6,909,527) (E).........................................     99.6                 7,058,849
     Other assets and liabilities, net....................................      0.4                    26,477
                                                                            --------               ----------
NET ASSETS................................................................    100.0                $7,085,326
                                                                            --------               ----------
                                                                            --------               ----------

------------
NOTES:
(A) The investments in mortgage-backed securities are interests in separate pools of mortgages. All such issues which have similar coupon rates have been aggregated for financial statement presentation purposes.
(B) Effective maturities for all securities may be shorter than indicated due to prepayments.
(C) Risks associated with Collateralized Mortgage Obligations ("CMOs")--The net asset value of the Fund is sensitive to interest rate fluctuations. CMOs are obligations collateralized by a portfolio of mortgages or mortgage-related securities. Payments of principal and interest on the mortgages are passed through to the holder of the CMOs as they are received, but certain classes of CMOs have priority over others with respect to the receipt of prepayments on the mortgages. Therefore, an investment in a CMO may be subject to a greater or lesser risk of prepayment than other types of mortgage-related securities and this uncertainty results in greater price volatility.
(D) Risks associated with Adjustable Rate Mortgage securities ("ARMs")--Most ARMs are subject to limits on coupon changes ("caps" and "floors"). Coupon caps/floors limit the amount the coupon can adjust on coupon reset dates, or over the life of the loan. If interest rates change quickly, an adjustable rate mortgage's coupon adjustment may be constrained by its periodic or lifetime limit. For example, if rates rise quickly, since the coupon rate cannot reset to equal the market rates, or at least cannot do so immediately, an investment in an ARM may be subject to a decline in price, despite the fact that ARM securities are often represented to have less price risk than fixed rate securities. Until, and if, the ARM's coupon rate can adjust to equal current market rates, it will be subject to price variations, despite being an "adjustable rate" security. This exposure is called "cap risk". Conversely, an ARM may benefit from the floor on its rate adjustments if market rates drop below the minimum rate the ARM may pay.
(E) See Note 3 in the notes to financial statements for cost for federal income tax purposes and related gross unrealized appreciation (depreciation).

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

Investors Trust Government Fund                                               21
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996

                                                                      % OF NET    PRINCIPAL       MARKET
                                                                       ASSETS    AMOUNT ($)     VALUE ($)
                                                                      --------   -----------   ------------
LONG-TERM GOVERNMENT AND AGENCY SECURITIES                              101.6
FEDERAL HOME LOAN MORTGAGE CORPORATION (A)(B)-27.6
      4.500%, with a maturity date of November 15, 2020.............               2,000,000      1,686,240
      5.500%, with a maturity date of December 1, 2008..............               4,320,770      4,108,750
      6.500%, with various maturity dates to February 1, 2026.......             113,299,057    111,523,995
      7.500%, with various maturity dates to October 1, 2026........              90,973,203     92,208,389
      9.000%, with a maturity date of December 1, 2014..............               3,507,071      3,684,318
     10.000%, with various maturity dates to December 1, 2020.......                 700,393        762,777
     10.500%, with various maturity dates to August 1, 2019.........                 253,264        278,456
     12.000%, with a maturity date of August 1, 2014................                   6,599          7,215
     12.500%, with various maturity dates to September 1, 2014......                 109,134        127,199
     13.000%, with a maturity date of January 1, 2013...............                  40,257         44,757
                                                                                               ------------
     Total Federal Home Loan Mortgage Corporation
            (Cost $215,745,359).....................................                            214,432,096
                                                                                               ------------
UNITED STATES TREASURY BONDS-11.4
      6.750%, with a maturity date of August 15, 2026...............              10,050,000     10,169,294
     11.625%, with a maturity date of November 15, 2002.............              61,500,000     78,268,590
                                                                                               ------------
     Total United States Treasury Bonds
            (Cost $87,326,739)......................................                             88,437,884
                                                                                               ------------
FEDERAL NATIONAL MORTGAGE ASSOCIATION
REAL ESTATE MORTGAGE INVESTMENT CONDUITS [REMIC] (B)(C)-1.5
      8.400%, with a maturity date of August 25, 2019
       [Series 1989-54 Class E]
            (Cost $10,892,957)......................................              10,800,000     11,370,348
                                                                                               ------------
FEDERAL NATIONAL MORTGAGE ASSOCIATION (A)(B)-6.3
      3.500%, with a maturity date of October 25, 2021..............              14,200,000     11,386,625
      6.500%, with various maturity dates to May 1, 2024............              10,179,941      9,815,322
      9.000%, with various maturity dates to July 1, 2021...........               3,090,977      3,272,021
     10.000%, with various maturity dates to June 1, 2025...........              22,211,444     24,462,951
                                                                                               ------------
     Total Federal National Mortgage Association
            (Cost $47,725,577)......................................                             48,936,919
                                                                                               ------------

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

22                                               Investors Trust Government Fund
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996, CONTINUED

                                                                      % OF NET    PRINCIPAL       MARKET
                                                                       ASSETS    AMOUNT ($)     VALUE ($)
                                                                      --------   -----------   ------------
FEDERAL NATIONAL MORTGAGE ASSOCIATION MEDIUM TERM NOTES-15.6
     10.450%, with a maturity date of October 13, 2015..............              10,000,000     13,621,800
     11.875%, with a maturity date of May 19, 2000..................              40,000,000     47,195,600
     12.000%, with a maturity date of November 13, 2000 (D).........              50,000,000     60,273,500
                                                                                               ------------
     Total Federal National Mortgage Association
       Medium Term Notes
            (Cost $120,542,600).....................................                            121,090,900
                                                                                               ------------
GOVERNMENT NATIONAL MORTGAGE ASSOCIATION (A)(B)-13.1
      6.500%, with various maturity dates to April 15, 2024.........              20,673,188     19,906,574
      7.000%, with various maturity dates to April 15, 2026.........              38,124,552     37,481,176
      8.000%, with various maturity dates to March 15, 2026.........              38,453,126     39,501,290
      8.500%, with various maturity dates to March 15, 2023.........                 825,864        861,233
      9.000%, with a maturity date of May 15, 2013..................                 247,932        265,788
      9.500%, with various maturity dates to December 15, 2017......               3,073,743      3,349,189
     10.500%, with various maturity dates to December 15, 2019......                 111,676        124,391
     12.500%, with a maturity date of April 15, 2015................                  16,117         19,103
                                                                                               ------------
     Total Government National Mortgage Association
            (Cost $100,523,354).....................................                            101,508,744
                                                                                               ------------
FEDERAL HOME LOAN MORTGAGE CORPORATION
MULTICLASS MORTGAGE PARTICIPATION CERTIFICATE (B)(C)-0.4
      9.500%, with a maturity date of January 15, 2019
       [Series 38 Class C]
            (Cost $3,584,463).......................................               3,490,736      3,553,988
                                                                                               ------------
FINANCING CORPORATION-5.4
      9.650%, with a maturity date of November 2, 2018..............               2,020,000      2,602,326
     10.700%, with a maturity date of October 6, 2017...............              28,165,000     39,325,381
                                                                                               ------------
     Total Financing Corporation
            (Cost $37,252,781)......................................                             41,927,707
                                                                                               ------------
UNITED STATES TREASURY NOTES-5.7
      6.500%, with various maturity dates to October 15, 2006
            (Cost $43,343,026)......................................              43,620,000     44,232,984
                                                                                               ------------
SMALL BUSINESS ADMINISTRATION NOTES (B)-7.2
      6.950%, with a maturity date of September 1, 2015.............              11,813,940     11,784,406
      7.350%, with a maturity date of August 1, 2005................              12,580,000     12,737,250
      7.550%, with a maturity date of June 1, 2016..................               8,393,000      8,608,071

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

Investors Trust Government Fund                                               23
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996, CONTINUED

                                                                      % OF NET    PRINCIPAL       MARKET
                                                                       ASSETS    AMOUNT ($)     VALUE ($)
                                                                      --------   -----------   ------------

      7.600%, with a maturity date of May 1, 2016...................               4,000,000      4,090,000
      7.700%, with a maturity date of July 1, 2016..................               6,000,000      6,189,375
      8.100%, with a maturity date of March 1, 2015.................               9,561,253     10,003,461
      8.500%, with a maturity date of January 1, 2015...............               2,341,108      2,505,717
                                                                                               ------------
     Total Small Business Administration Notes
            (Cost $55,424,616)......................................                             55,918,280
                                                                                               ------------
FEDERAL HOUSING ADMINISTRATION PROJECT LOANS (B)(H)-6.6
      7.875%, with various maturity dates to January 1, 2038........              14,142,756     14,150,954
      7.900%, with a maturity date of September 1, 2037.............               7,719,100      7,706,074
      8.000%, with a maturity date of July 1, 2037..................               5,680,346      5,708,748
      8.250%, with a maturity date of September 1, 2034.............               5,271,183      5,398,846
      8.500%, with various maturity dates to September 25, 2037.....              10,243,200     10,377,642
      8.750%, with a maturity date of June 25, 2035.................               4,193,281      4,364,943
      9.250%, with a maturity date of March 1, 2037.................               3,051,950      3,238,882
                                                                                               ------------
     Total Federal Housing Administration Project Loans
            (Cost $50,179,047)......................................                             50,946,089
                                                                                               ------------
NEW YORK CITY MORTGAGE LOAN TRUST (C)-0.8
      6.750%, with a maturity date of June 25, 2006
            (Cost $6,116,533).......................................               6,314,043      6,289,379
                                                                                               ------------
     Total Long-Term Government and Agency Securities
            (Cost $778,657,052).....................................                            788,645,318
                                                                                               ------------

SHORT TERM INVESTMENTS                                                    0.3
FEDERAL HOME LOAN BANK DISCOUNT NOTE-0.3
      5.450% (G), with a maturity date of November 1, 1996
            (Cost $2,495,000).......................................               2,495,000      2,495,000
                                                                                               ------------
     Total Short Term Investments
            (Cost $2,495,000).......................................                              2,495,000
                                                                      --------                 ------------
SUMMARY
     Total investments before outstanding options written on futures
       contracts (Cost $781,152,052) (E)............................    101.9                   791,140,318

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

24                                               Investors Trust Government Fund
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996, CONTINUED

                                                                      % OF NET    PRINCIPAL       MARKET
                                                                       ASSETS    AMOUNT ($)     VALUE ($)
                                                                      --------   -----------   ------------

OUTSTANDING OPTIONS WRITTEN ON FUTURES CONTRACTS                          0.0
     186 contracts of call options written on United States Treasury
       Bond Futures at $114 expiring 11/16/96 (Premiums received
       $210,994)....................................................                               (116,250)
                                                                                               ------------
SUMMARY
     Total investments, net of outstanding options written on
       futures contracts............................................    101.9                   791,024,068
     Other assets and liabilities, net..............................     (1.9)                  (14,718,513)
                                                                      --------                 ------------
NET ASSETS..........................................................    100.0                  $776,305,555
                                                                      --------                 ------------
                                                                      --------                 ------------

------------
NOTES:
(A) The investments in mortgage-backed securities are interests in separate pools of mortgages. All such issues which have similar coupon rates, have been aggregated for financial statement presentation purposes.
(B) Effective maturities for all securities may be shorter than indicated due to prepayments.
(C) Risks associated with Collateralized Mortgage Obligations ("CMOs")--The net asset value of the Fund is sensitive to interest rate fluctuations. CMOs are obligations collateralized by a portfolio of mortgages or mortgage-related securities. Payments of principal and interest on the mortgages are passed through to the holder of the CMOs as they are received, but certain classes of CMOs have priority over others with respect to the receipt of prepayments on the mortgages. Therefore, an investment in a CMO may be subject to a greater or lesser risk of prepayment than other types of mortgage-related securities and this uncertainty results in greater price volatility.

(D)  Collateral for open futures and options contracts (Note 3).
(E) See Note 3 in notes to financial statements for cost for federal income tax purposes and related gross unrealized appreciation (depreciation).
(F)  At October 31, 1996, open futures contracts sold short were as follows:

    CONTRACTS                                                     EXPIRATION      MARKET        UNREALIZED
      SOLD                        DESCRIPTION                        DATE          VALUE       DEPRECIATION
    ---------   -----------------------------------------------   -----------   -----------    ------------
      178       U.S. Treasury Bond Futures                          Dec. 96     $20,114,000     $ (882,598)
                                                                                -----------    ------------
                                                                                -----------    ------------

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

Investors Trust Government Fund                                               25
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996, CONTINUED

(G)   Yield to maturity, unaudited.
(H) Federal Housing Administration ("FHA") project loans--These securities are pass-throughs or participation certificates backed by the U.S. Department of Housing and Urban Development ("HUD"). Although HUD insures the project loan collateral, it does not guarantee timely payment of principal and interest on the securities. Project loans held by the Fund are structured as Construction Loan Certificates/Permanent Loan Certificates ("CLCs/PLCs"). The Fund purchases a project loan by committing to fund construction costs on a monthly basis until the project is built (CLCs). As of October 31, 1996, the Fund had project loan---CLC payables of $22,762,906 as stated in the Statement of Assets and Liabilities. When construction is completed, the Fund's cumulative monthly construction financing payments are rolled into permanent mortgages on the buildings
      (PLCs). As of October 31, 1996, the Fund held $16,726,525 of PLCs.

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

26                                                 Investors Trust Tax Free Fund
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996

                                                                       % OF NET   PRINCIPAL      MARKET
                                                                        ASSETS    AMOUNT ($)    VALUE ($)
                                                                       --------   ----------   -----------
LONG-TERM MUNICIPAL INVESTMENTS                                           98.1
ALABAMA-0.3
     Birmingham Alabama North Medical Clinic Board Revenue,
       6.625%, April 1, 2000*..........................................              75,000         80,382
                                                                                               -----------
ALASKA-0.1
     North Slope Borough Alaska, 10.000%, June 30, 2001* (a)...........              30,000         36,766
                                                                                               -----------
ARIZONA-0.8
     Maricopa County Arizona, 6.250%, July 1, 2002 (a).................             175,000        189,700
                                                                                               -----------
ARKANSAS-2.8
     Arkansas Housing Development Agency,
       8.375%, July 1, 2010*...........................................             250,000        307,678
     Arkansas Housing Development Agency,
       8.375%, July 1, 2011*...........................................             205,000        267,697
     Pulaski County Arkansas Hospital Revenue,
       9.250%, March 1, 2010*..........................................             105,000        135,051
                                                                                               -----------
                                                                                                   710,426
                                                                                               -----------
CALIFORNIA-4.8
     California State, 8.750%, May 1, 2004.............................             110,000        136,902
     Sacramento California Municipal Utility District Electric Revenue,
       9.000%, April 1, 2013 [Series M]*...............................             620,000        816,459
     San Diego California Hospital Revenue,
       8.875%, February 1, 2011*.......................................             210,000        268,739
                                                                                               -----------
                                                                                                 1,222,100
                                                                                               -----------
COLORADO-3.4
     Colorado Springs Utilities Revenue,
       8.500%, November 15, 2011*......................................             100,000        126,916
     Denver Colorado City and County Single-Family Mortgage Revenue,
       7.000%, August 1, 2010 [Series 1978A]*..........................             475,000        537,097
     Loveland Colorado, 8.875%, November 1, 2005*......................             165,000        205,689
                                                                                               -----------
                                                                                                   869,702
                                                                                               -----------
CONNECTICUT-4.9
     Connecticut State Health and Educational Facility Authority,
       7.000%, July 1, 2012*...........................................             725,000        816,154
     Connecticut State Housing Finance Authority,
       6.050%, May 15, 2014............................................             410,000        417,987
                                                                                               -----------
                                                                                                 1,234,141
                                                                                               -----------

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

Investors Trust Tax Free Fund                                                 27
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996, CONTINUED

                                                                       % OF NET   PRINCIPAL      MARKET
                                                                        ASSETS    AMOUNT ($)    VALUE ($)
                                                                       --------   ----------   -----------

DELAWARE-0.9
     Delaware Transportation Authority Transportation Systems Revenue,
       6.100%, July 1, 2002............................................             110,000        117,913
     Georgetown Delaware, 6.800%, June 1, 2001** (a)...................             100,000        109,382
                                                                                               -----------
                                                                                                   227,295
                                                                                               -----------
FLORIDA-6.9
     Broward County Florida General Obligation,
       6.200%, January 1, 2007 [Series C]..............................              25,000         26,687
     Dade County Florida Health Facilities Authority Hospital Revenue,
       6.400%, May 1, 2001* (a)........................................             100,000        108,297
     Florida State, Turnpike-Department of Transportation, Broward
       County Expressway, 10.000%, July 1, 2014........................             235,000        352,808
     Florida State, Department of General Services, Broward County
       Expresssway Revenue, 6.500%, July 1, 2003 [Series A]............             675,000        690,134
     Florida State, Jacksonville Transportation Authority,
       5.900%, July 1, 2004............................................             200,000        213,032
     Gainesville Florida Utilities Systems Revenue,
       8.125%, October 1, 2014*........................................             175,000        219,952
     Jacksonville Florida Electric Authority Revenue,
       6.500%, October 1, 2003 [Series 10].............................             135,000        148,365
                                                                                               -----------
                                                                                                 1,759,275
                                                                                               -----------
GEORGIA-2.3
     Clarke County Georgia Hospital Authority Revenue,
       9.875%, January 1, 2006* (a)....................................              80,000        105,286
     Columbus Georgia Medical Center Hospital Authority Revenue,
       7.750%, July 1, 2010*...........................................             285,000        341,276
     Gwinnett County Georgia Water and Sewage Authority Water Revenue,
       9.600%, October 1, 2004*........................................             115,000        145,145
                                                                                               -----------
                                                                                                   591,707
                                                                                               -----------
HAWAII-0.9
     Honolulu Hawaii City and County,
       7.250%, July 1, 2002............................................             200,000        226,210
                                                                                               -----------

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

28                                                 Investors Trust Tax Free Fund
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996, CONTINUED

                                                                       % OF NET   PRINCIPAL      MARKET
                                                                        ASSETS    AMOUNT ($)    VALUE ($)
                                                                       --------   ----------   -----------
IDAHO-2.4
     Idaho Falls Idaho Electric Revenue,
       10.375%, April 1, 2007**........................................             425,000        605,255
                                                                                               -----------
ILLINOIS-4.9
     Chicago Illinois Motor Fuel Tax Revenue,
       6.500%, January 1, 2001** (a)...................................              20,000         21,511
     Chicago Illinois Public Building Revenue,
       7.500%, January 1, 2002* (a)....................................             500,000        542,965
     Chicago Illinois Wastewater Transmission Revenue,
       6.300%, January 1, 2003** (a)...................................              20,000         21,983
     Des Plaines Illinois Hospital Facility Revenue,
       10.750%, July 1, 2002**.........................................             115,000        149,713
     Schaumburg Illinois, 6.000%, December 1, 2005.....................             430,000        453,676
     Waukegan Illinois Water and Sewer Revenue,
       7.500%, May 1, 2006*............................................              50,000         58,658
                                                                                               -----------
                                                                                                 1,248,506
                                                                                               -----------
INDIANA-2.0
     Highland Indiana School Building Corporation,
       7.000%, January 15, 2002**......................................             400,000        450,864
     Indiana University Revenue,
       10.125%, July 1, 2001 [Series N]**..............................              35,000         43,167
                                                                                               -----------
                                                                                                   494,031
                                                                                               -----------
IOWA-4.4
     Muscatine Iowa Electric Revenue,
       9.700%, January 1, 2013*........................................             815,000      1,112,230
                                                                                               -----------
KENTUCKY-1.4
     Kentucky State Turnpike Authority Economic Development,
       5.625%, July 1, 2010 (a)........................................             355,000        363,119
                                                                                               -----------
LOUISIANA-2.8
     Jefferson Parish Louisiana Hospital Service,
       7.250%, January 1, 2009*........................................             625,000        706,756
                                                                                               -----------

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

Investors Trust Tax Free Fund                                                 29
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996, CONTINUED

                                                                       % OF NET   PRINCIPAL      MARKET
                                                                        ASSETS    AMOUNT ($)    VALUE ($)
                                                                       --------   ----------   -----------

MAINE-0.8
     Maine Municipal Bond Bank, 7.100%, November 1, 1999 [Series D]**..              10,000         10,964
     Maine Municipal Bond Bank, 7.200%, November 1, 2000 [Series B]**..              65,000         72,650
     Maine Municipal Bond Bank Sewer and Water Revenue,
       7.200%, November 1, 2001 [Series A]**...........................             100,000        113,522
                                                                                               -----------
                                                                                                   197,136
                                                                                               -----------
MASSACHUSETTS-4.7
     Massachusetts Bay Transportation Authority,
       7.250%, March 1, 2003 [Series A] (a)............................             100,000        109,944
     Massachusetts State, 6.750%, August 1, 2009 [Series C] (a)........             250,000        276,820
     Massachusetts State Port Authority Revenue,
       13.000%, July 1, 2013*..........................................             475,000        800,674
                                                                                               -----------
                                                                                                 1,187,438
                                                                                               -----------
MICHIGAN-2.4
     Michigan State Hospital Finance Authority Revenue,
       7.125%, May 1, 2009*............................................             335,000        378,969
     Michigan State Hospital Finance Authority Revenue,
       9.000%, May 1, 2008*............................................             170,000        220,539
                                                                                               -----------
                                                                                                   599,508
                                                                                               -----------
MINNESOTA-1.4
     Rochester Minnesota Health Care Facilities Revenue,
       6.250%, November 15, 2014.......................................             300,000        316,245
     Western Minnesota Municipal Power Agency, Minnesota Power Supply,
       10.250%, January 1, 1999 [Series A]** (a).......................              25,000         28,120
                                                                                               -----------
                                                                                                   344,365
                                                                                               -----------
MISSISSIPI-1.0
     Mississippi State, 6.200%, February 1, 2008*......................             225,000        245,605
                                                                                               -----------
MISSOURI-0.1
     Lees Summit Missouri Water and Sewer Revenue,
       10.000%, July 1, 2000 [Series 1984 A]** (a).....................              20,000         23,722
                                                                                               -----------
NEVADA-0.7
     Clark County Nevada School District, 8.250%, May 1, 2000..........             150,000        168,168
                                                                                               -----------

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

30                                                 Investors Trust Tax Free Fund
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996, CONTINUED

                                                                       % OF NET   PRINCIPAL      MARKET
                                                                        ASSETS    AMOUNT ($)    VALUE ($)
                                                                       --------   ----------   -----------

NEW HAMPSHIRE-0.1
     New Hampshire Municipal Bond Bank State Guaranteed,
       6.800%, January 15, 2000 [Series B]**...........................              25,000         27,236
                                                                                               -----------
NEW JERSEY-1.2
     Atlantic County New Jersey Improvement Authority Lease Revenue,
       7.400%, March 1, 2012* (a)......................................             170,000        201,681
     New Jersey Economic Development Authority Market,
       7.000%, July 1, 2004 (a)........................................             100,000        113,074
                                                                                               -----------
                                                                                                   314,755
                                                                                               -----------
NEW MEXICO-2.6
     Farmington New Mexico Power Revenue,
       9.875%, July 1, 2005**..........................................             400,000        538,568
     Farmington New Mexico Utility Systems Revenue,
       9.875%, January 1, 2008* (a)....................................             100,000        132,180
                                                                                               -----------
                                                                                                   670,748
                                                                                               -----------
NEW YORK-7.2
     New York City, 6.000%, August 1, 2006* (a)........................             300,000        305,517
     New York State, 7.100%, March 1, 2001**...........................              50,000         55,803
     New York State Dormitory Authority Revenue,
       7.375%, July 1, 2016*...........................................             315,000        370,371
     New York State Dormitory Authority Revenue,
       7.500%, May 15, 2011............................................             165,000        192,758
     New York State Environmental Facilities Corporation,
       6.800%, November 15, 2010.......................................             200,000        226,560
     New York State Housing Finance Agency,
       6.400%, November 1, 2003 [Series A]*............................             175,000        186,095
     New York State Local Government Assistance,
       6.750%, April 1, 2002 [Series A]................................              45,000         48,961
     New York State Local Government Assistance,
       7.250%, April 1, 2007...........................................             350,000        391,800
     New York State Local Government Assistance Corporation,
       6.000%, April 1, 2005 [Series C]................................              50,000         53,065
                                                                                               -----------
                                                                                                 1,830,930
                                                                                               -----------
NORTH CAROLINA-3.8
     North Carolina Municipal Power Agency Number One Catawba, 10.500%,
       January 1, 2010*................................................             685,000        954,993
                                                                                               -----------

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

Investors Trust Tax Free Fund                                                 31
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996, CONTINUED

                                                                       % OF NET   PRINCIPAL      MARKET
                                                                        ASSETS    AMOUNT ($)    VALUE ($)
                                                                       --------   ----------   -----------

OHIO-2.2
     Columbus Ohio, 5.250%, September 15, 2011.........................             270,000        268,604
     Columbus Ohio, 6.000%, July 1, 2008 [Series 2]....................              50,000         52,274
     Ohio State Water Development Authority Revenue,
       7.000%, December 1, 2009* (a)...................................             200,000        228,094
                                                                                               -----------
                                                                                                   548,972
                                                                                               -----------
PENNSYLVANIA-5.4
     Allegheny County Pennsylvania Hospital Development Authority,
       7.375%, July 1, 2012 [Series N]*................................             150,000        174,831
     Pennsylvania Intergovernmental Cooperative Authority,
       6.800%, June 15, 2002**.........................................              50,000         55,418
     Pennsylvania State Turnpike Commission Turnpike Revenue,
       7.150%, December 1, 2001 [Series J]** (a).......................              25,000         28,390
     Philadelphia Pennsylvania Hospitals and Higher Education
       Facilities, 6.500%, February 15, 2002 [Series A]**..............             325,000        358,459
     Philadelphia Pennsylvania Hospitals Authority Revenue,
       9.875%, July 1, 2005**..........................................             170,000        228,033
     Philadelphia Pennsylvania Regional Port Authority Lease Revenue,
       7.150%, August 1, 2000** (a)....................................              30,000         32,820
     Pittsburgh Pennsylvania Water and Sewer Authority, Water and
       Sewer, 7.250%, September 1, 2014*...............................             425,000        493,863
                                                                                               -----------
                                                                                                 1,371,814
                                                                                               -----------
PUERTO RICO-1.5
     Puerto Rico Commonwealth Aqueduct and Sewer Authority Revenue,
       10.250%, July 1, 2009*..........................................             270,000        374,131
                                                                                               -----------
RHODE ISLAND-3.1
     Convention Center Authority Rhode Island Revenue,
       6.300%, May 15, 2001 [Series A]** (a)...........................              45,000         49,026
     Convention Center Authority Rhode Island Revenue,
       6.700%, May 15, 2001 [Series A]** (a)...........................             625,000        690,863
     Rhode Island Depositors Economic Protection,
       7.100%, August 1, 2001 [Series A]** (a).........................              35,000         39,400
                                                                                               -----------
                                                                                                   779,289
                                                                                               -----------

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

32                                                 Investors Trust Tax Free Fund
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996, CONTINUED

                                                                       % OF NET   PRINCIPAL      MARKET
                                                                        ASSETS    AMOUNT ($)    VALUE ($)
                                                                       --------   ----------   -----------

SOUTH CAROLINA-2.9
     South Carolina State Public Service Authority Revenue,
       6.500%, July 1, 2002 [Series D]** (a)...........................             195,000        217,021
     Spartanburg South Carolina Waterworks Revenue,
       6.000%, June 1, 2005............................................             500,000        528,120
                                                                                               -----------
                                                                                                   745,141
                                                                                               -----------
TENNESSEE-0.3
     Metropolitan Government Nashville and Davidson,
       9.600%, July 1, 2005 [Series N]*................................              65,000         86,312
                                                                                               -----------
TEXAS-4.0
     Arlington Texas Independent School District,
       5.900%, February 15, 2003.......................................             350,000        369,271
     Austin Texas Utility Systems Revenue,
       7.250%, November 15, 2003.......................................              50,000         53,562
     Austin Texas Utility Systems Revenue,
       9.500%, May 15, 2000 [Series A]**...............................              65,000         75,718
     Austin Texas Utility Systems Revenue,
       10.750%, May 15, 2000**.........................................              30,000         36,146
     Austin Texas Utility Systems Revenue,
       11.125%, November 15, 1999**....................................              35,000         41,746
     Gulf Coast Waste Disposal Authority Texas,
       8.375%, June 1, 2005*...........................................             100,000        123,102
     Houston Texas Water Systems Revenue,
       7.300%, December 1, 2006*.......................................             100,000        118,385
     Lamar University Texas Revenue, 7.000%, April 1, 2006*............              35,000         40,319
     San Antonio Texas Water Revenue, 7.125%, May 1, 1999** (a)........              25,000         27,074
     Texas A&M University Revenue, 9.400%, June 1, 2004*...............              40,000         51,572
     Texas A&M University Revenue, 9.400%, June 1, 2006*...............              55,000         73,284
                                                                                               -----------
                                                                                                 1,010,179
                                                                                               -----------
UTAH-1.1
     Intermountain Power Agency Utah Power Supply,
       7.200%, July 1, 1999 [Series A]**...............................              10,000         10,930
     Utah State Municipal Finance Cooperative Local Government Revenue,
       7.000%, June 1, 2001** (a)......................................             250,000        277,980
                                                                                               -----------
                                                                                                   288,910
                                                                                               -----------

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

Investors Trust Tax Free Fund                                                 33
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996, CONTINUED

                                                                       % OF NET   PRINCIPAL      MARKET
                                                                        ASSETS    AMOUNT ($)    VALUE ($)
                                                                       --------   ----------   -----------

VIRGINIA-0.5
     Richmond Virginia Metropolitan Authority Expressway Revenue,
       7.000%, October 15, 2013* (a)...................................             115,000        126,816
                                                                                               -----------
WASHINGTON-4.4
     Municipality of Metropolitan Seattle Sewer Revenue,
       6.875%, January 1, 2000 [Series T]** (a)........................              40,000         43,639
     Snohomish County Washington Public Utility District
       Number 001, 6.375%, January 1, 2005*............................              20,000         21,697
     Washington State, 6.100%, February 1, 2005 [Series A].............             200,000        212,238
     Washington State Public Power Supply Systems Nuclear,
       5.300%, July 1, 2009 [Series C].................................             750,000        726,420
     Washington State Public Power Supply Systems Nuclear,
       7.200%, July 1, 2002 [Series B].................................             100,000        109,211
                                                                                               -----------
                                                                                                 1,113,205
                                                                                               -----------
WEST VIRGINIA-0.7
     Wood County West Virginia Building Commission Revenue,
       6.625%, January 1, 2006* (a)....................................             165,000        178,604
                                                                                               -----------
     Total Long-Term Municipal Investments
            (Cost $24,573,477).........................................                         24,865,578
                                                                       --------                -----------
SUMMARY
     Total investments
            (Cost $24,573,477) (b).....................................    98.1                 24,865,578
     Other assets and liabilities, net.................................     1.9                    487,506
                                                                       --------                -----------
NET ASSETS.............................................................   100.0                $25,353,084
                                                                       --------                -----------
                                                                       --------                -----------

------------
NOTES:

* Escrowed to maturity: Bonds which are collateralized by U.S. Treasury securities which are held in escrow by a trustee and used to pay principal and interest on such bonds.
** Prerefunded: Bonds which are collateralized by U.S. Treasury securities which are held in escrow and are used to pay principal and interest on the tax-exempt issue and to retire the bonds at the earliest refunding date.
(a)   The security is insured by either FGIC, MBIA, or AMBAC.
(b) See Note 3 in notes to financial statements for cost for federal income tax purposes and related unrealized appreciation (depreciation).

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

34                                                 Investors Trust Tax Free Fund
--------------------------------------------------------------------------------

OTHER INFORMATION (UNAUDITED):
     The composition of long-term municipal investments as a percentage of net assets, is as follows:


            S&P/MOODY'S RATING                       % OF NET ASSETS
     ---------------------------------               ---------------
                AAA or Aaa                                 71.5%
                 AA or Aa                                  18.5%
                     A                                      3.8%
                BBB or Baa                                  0.8%
     Unrated securities of comparable
        investment quality as above                         3.5%

     The Fund had insurance concentrations of 5% or greater as of October 31, 1996 (as a percentage of net assets) as follows:


                   MBIA                                     8.7%
                   AMBAC                                    7.6%

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

Investors Trust Value Fund                                                    35
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996

                                                                      % OF NET     NUMBER       MARKET
                                                                       ASSETS    OF SHARES     VALUE ($)
                                                                      --------   ----------   -----------
COMMON STOCKS                                                            99.6
BASIC INDUSTRIES-7.7
CHEMICALS-7.7%
     DuPont (EI) deNemours & Company................................                18,800      1,743,700
     Morton International, Incorporated.............................                10,300        405,563
     PPG Industries, Incorporated...................................                14,800        843,600
                                                                                              -----------
                                                                                                2,992,863
                                                                                              -----------
CAPITAL GOODS-9.9
AGRICULTURAL MACHINERY-1.3%
     Deere & Company................................................                12,500        521,875
                                                                                              -----------
ELECTRICAL EQUIPMENT-8.6%
     Emerson Electric Company.......................................                17,300      1,539,700
     General Electric Company.......................................                18,900      1,828,575
                                                                                              -----------
                                                                                                3,368,275
                                                                                              -----------
                                                                                                3,890,150
                                                                                              -----------
CONGLOMERATES-3.8
     Minnesota Mining & Manufacturing Company.......................                19,300      1,478,863
                                                                                              -----------
CONSUMER BASICS-26.9
DRUGS & HEALTH CARE-16.9%
     American Home Products Corporation.............................                20,100      1,231,125
     Bristol Myers Squibb Company...................................                13,500      1,427,625
     Eli Lilly & Company............................................                22,500      1,586,250
     Pfizer, Incorporated...........................................                14,700      1,216,425
     Schering Plough Corporation....................................                18,100      1,158,400
                                                                                              -----------
                                                                                                6,619,825
                                                                                              -----------
FOOD & BEVERAGES-4.7%
     Campbell Soup Company..........................................                 5,900        472,000
     CPC International, Incorporated................................                10,100        796,637
     PepsiCo, Incorporated..........................................                18,800        556,950
                                                                                              -----------
                                                                                                1,825,587
                                                                                              -----------
HOUSEHOLD PRODUCTS-5.3%
     Kimberly Clark Corporation.....................................                12,700      1,184,275
     Procter & Gamble Company.......................................                 8,900        881,100
                                                                                              -----------
                                                                                                2,065,375
                                                                                              -----------
                                                                                               10,510,787
                                                                                              -----------

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

36                                                    Investors Trust Value Fund
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996, CONTINUED

                                                                      % OF NET     NUMBER       MARKET
                                                                       ASSETS    OF SHARES     VALUE ($)
                                                                      --------   ----------   -----------

CONSUMER NON-DURABLE GOODS-11.2
COSMETICS & TOILETRIES-5.4%
     Avon Products, Incorporated....................................                19,500      1,057,875
     Gillette Company...............................................                14,100      1,053,975
                                                                                              -----------
                                                                                                2,111,850
                                                                                              -----------
PHOTOGRAPHY-2.1%
     Eastman Kodak Company..........................................                10,500        837,375
                                                                                              -----------
RETAIL TRADE-3.7%
     May Department Stores Company..................................                21,100        999,613
     Walgreen Company...............................................                11,900        449,225
                                                                                              -----------
                                                                                                1,448,838
                                                                                              -----------
                                                                                                4,398,063
                                                                                              -----------
ENERGY-9.1
INTERNATIONAL OIL-8.1%
     Exxon Corporation..............................................                 6,400        567,200
     Mobil Corporation..............................................                 5,000        583,750
     Royal Dutch Petroleum Company..................................                 5,700        942,637
     Texaco, Incorporated...........................................                10,600      1,077,225
                                                                                              -----------
                                                                                                3,170,812
                                                                                              -----------
PETROLEUM SERVICES-1.0%
     Halliburton Company............................................                 6,900        390,713
                                                                                              -----------
                                                                                                3,561,525
                                                                                              -----------
FINANCE-12.3
BANKS-9.1%
     Chase Manhattan Corporation....................................                22,400      1,920,800
     National City Corporation......................................                37,700      1,635,237
                                                                                              -----------
                                                                                                3,556,037
                                                                                              -----------
FINANCIAL SERVICES-2.3%
     American Express Company.......................................                 8,100        380,700
     MBNA Corporation...............................................                13,650        515,287
                                                                                              -----------
                                                                                                  895,987
                                                                                              -----------
INSURANCE-0.9%
     American International Group, Incorporated.....................                 3,500        380,188
                                                                                              -----------
                                                                                                4,832,212
                                                                                              -----------

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

Investors Trust Value Fund                                                    37
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996, CONTINUED

                                                                      % OF NET     NUMBER       MARKET
                                                                       ASSETS    OF SHARES     VALUE ($)
                                                                      --------   ----------   -----------

GENERAL BUSINESS-0.9
NEWSPAPERS-0.9%
     Gannett Company, Incorporated..................................                 4,800        364,200
                                                                                              -----------
SHELTER-3.0
CONSTRUCTION MATERIALS-3.0%
     Masco Corporation..............................................                37,000      1,160,875
                                                                                              -----------
TECHNOLOGY-14.8
AEROSPACE-3.8%
     Boeing Company.................................................                15,600      1,487,850
                                                                                              -----------
COMPUTERS & BUSINESS EQUIPMENT-5.6%
     Cisco Systems, Incorporated (a)................................                 9,100        563,062
     Compaq Computer Corporation (a)................................                 6,100        424,713
     Pitney Bowes, Incorporated.....................................                21,400      1,195,725
                                                                                              -----------
                                                                                                2,183,500
                                                                                              -----------
ELECTRONICS-2.5%
     Intel Corporation..............................................                 9,000        988,875
                                                                                              -----------
SOFTWARE-2.9%
     Microsoft Corporation (a)......................................                 5,300        727,425
     Oracle Systems Corporation (a).................................                10,000        423,124
                                                                                              -----------
                                                                                                1,150,549
                                                                                              -----------
                                                                                                5,810,774
                                                                                              -----------
     Total Common Stocks (Cost $33,955,195).........................                           39,000,312
                                                                                              -----------
MONEY MARKET MUTUAL FUNDS                                                 1.9
     The Seven Seas Series US Government Money Market Fund..........                   100            100
     The Seven Seas Series Money Market Fund [Class A]..............               723,950        723,950
                                                                                              -----------
     Total Money Market Mutual Funds
            (Cost $724,050).........................................                              724,050
                                                                      --------                -----------
SUMMARY
     Total investments
            (Cost $34,679,245) (b)..................................    101.5                  39,724,362
     Other assets and liabilities, net..............................     (1.5)                   (573,319)
                                                                      --------                -----------
NET ASSETS..........................................................    100.0                 $39,151,043
                                                                      --------                -----------
                                                                      --------                -----------

------------
NOTES:

(a)  Non-income producing security.
(b) See Note 3 in notes to financial statements for cost for federal income tax purposes and related gross unrealized appreciation (depreciation).

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

38                                                   Investors Trust Growth Fund
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996

                                                                      % OF NET     NUMBER       MARKET
                                                                       ASSETS    OF SHARES     VALUE ($)
                                                                      --------   ----------   -----------
COMMON STOCKS                                                            94.9
BASIC INDUSTRIES-6.1
CHEMICALS-4.3%
     Airgas, Incorporated (a).......................................                20,000        452,500
     Millipore Corporation..........................................                 8,000        280,000
     Monsanto Company...............................................                10,000        396,250
     Praxair, Incorporated..........................................                 9,000        398,250
                                                                                              -----------
                                                                                                1,527,000
                                                                                              -----------
CONSTRUCTION-0.8%
     Texas Industries, Incorporated.................................                 5,000        283,750
                                                                                              -----------
CONTAINERS & GLASS-1.0%
     Sealed Air Corporation (a).....................................                 9,600        373,200
                                                                                              -----------
                                                                                                2,183,950
                                                                                              -----------
CAPITAL GOODS-4.1
AGRICULTURAL MACHINERY-0.8%
     Deere & Company................................................                 7,200        300,600
                                                                                              -----------
CONSTRUCTION & MINING EQUIPMENT-1.4%
     Dover Corporation..............................................                10,000        513,750
                                                                                              -----------
ELECTRICAL EQUIPMENT-1.0%
     Boston Scientific Corporation (a)..............................                 6,300        342,562
                                                                                              -----------
INDUSTRIAL MACHINERY-0.9%
     Thermo Electron Corporation....................................                 9,000        328,500
                                                                                              -----------
                                                                                                1,485,412
                                                                                              -----------
CONGLOMERATES-1.6
     Danaher Corporation............................................                13,600        555,900
                                                                                              -----------
CONSUMER BASICS-18.7
DRUGS & HEALTH CARE-14.6%
     Amgen, Incorporated (a)........................................                 8,000        490,500
     Genzyme Corporation (a)........................................                12,000        276,000
     HBO & Company..................................................                 5,200        312,650
     HealthCare Compare Corporation (a).............................                 6,500        286,000
     Invacare Corporation...........................................                14,000        392,000
     Johnson & Johnson..............................................                 6,400        315,200
     Medtronic, Incorporated........................................                 8,000        515,000
     Merck & Company, Incorporated..................................                 4,000        296,500

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

Investors Trust Growth Fund                                                   39
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996, CONTINUED

                                                                      % OF NET     NUMBER       MARKET
                                                                       ASSETS    OF SHARES     VALUE ($)
                                                                      --------   ----------   -----------

     Omnicare, Incorporated.........................................                10,200        277,950
     Oxford Health Plans, Incorporated (a)..........................                 8,600        391,300
     Pfizer, Incorporated...........................................                 5,600        463,400
     Schering Plough Corporation....................................                 6,000        384,000
     Stryker Corporation............................................                16,000        476,000
     U.S. Surgical Corporation......................................                 8,700        364,312
                                                                                              -----------
                                                                                                5,240,812
                                                                                              -----------
FOOD & BEVERAGES-1.7%
     Coca-Cola Company..............................................                 6,800        343,400
     PepsiCo, Incorporated..........................................                 9,300        275,513
                                                                                              -----------
                                                                                                  618,913
                                                                                              -----------
HOUSEHOLD PRODUCTS-1.2%
     Tupperware Corporation.........................................                 8,400        431,550
                                                                                              -----------
RETAIL GROCERY-1.2%
     Great Atlantic & Pacific Tea, Incorporated.....................                13,800        414,000
                                                                                              -----------
                                                                                                6,705,275
                                                                                              -----------
CONSUMER DURABLE GOODS-2.5
AUTOMOBILES-1.6%
     Harley Davidson, Incorporated..................................                12,200        550,525
                                                                                              -----------
HOUSEHOLD APPLIANCES & HOME FURNISHINGS-0.9%
     Black & Decker Corporation.....................................                 8,800        328,900
                                                                                              -----------
                                                                                                  879,425
                                                                                              -----------
CONSUMER NON-DURABLE GOODS-9.1
APPAREL & TEXTILES-1.8%
     Albany International Corporation...............................                13,100        294,750
     Nike, Incorporated.............................................                 6,000        353,250
                                                                                              -----------
                                                                                                  648,000
                                                                                              -----------
COSMETICS & TOILETRIES-1.2%
     Gillette Company...............................................                 6,000        448,500
                                                                                              -----------
RETAIL TRADE-6.1%
     CompUSA, Incorporated (a)......................................                 8,000        370,000
     Dollar General Corporation.....................................                11,337        314,602
     Gap, Incorporated..............................................                10,800        313,200
     Home Depot, Incorporated.......................................                 7,500        410,625

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

40                                                   Investors Trust Growth Fund
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996, CONTINUED

                                                                      % OF NET     NUMBER       MARKET
                                                                       ASSETS    OF SHARES     VALUE ($)
                                                                      --------   ----------   -----------

     Kohl's Corporation (a).........................................                11,200        403,200
     Petsmart, Incorporated (a).....................................                13,600        367,200
                                                                                              -----------
                                                                                                2,178,827
                                                                                              -----------
                                                                                                3,275,327
                                                                                              -----------
CONSUMER SERVICES-4.1
HOTELS & RESTAURANTS-4.1%
     Applebee's International, Incorporated.........................                13,000        316,875
     Hilton Hotels Corporation......................................                10,800        328,050
     La Quinta Inns, Incorporated...................................                19,800        396,000
     McDonald's Corporation.........................................                 9,800        434,875
                                                                                              -----------
                                                                                                1,475,800
                                                                                              -----------
FINANCE-12.9
BANKS-6.6%
     Bank of Boston Corporation.....................................                 6,000        384,000
     Citicorp.......................................................                 3,500        346,500
     Fifth Third Bancorp............................................                 9,000        563,625
     Star Banc Corporation..........................................                 5,400        486,000
     Zions Bancorporation...........................................                 6,400        579,200
                                                                                              -----------
                                                                                                2,359,325
                                                                                              -----------
FINANCIAL SERVICES-2.5%
     Finova Group, Incorporated.....................................                 9,000        555,750
     Green Tree Financial Corporation...............................                 9,000        356,625
                                                                                              -----------
                                                                                                  912,375
                                                                                              -----------
INSURANCE-3.8%
     American International Group, Incorporated.....................                 3,600        391,050
     MGIC Investment Corporation....................................                 7,600        521,550
     SunAmerica, Incorporated.......................................                12,000        450,000
                                                                                              -----------
                                                                                                1,362,600
                                                                                              -----------
                                                                                                4,634,300
                                                                                              -----------
GENERAL BUSINESS-9.5
BUSINESS SERVICES-7.5%
     CUC International, Incorporated (a)............................                18,000        441,000
     First Data Corporation.........................................                 4,500        358,875
     FIserv, Incorporated (a).......................................                14,800        567,950

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

Investors Trust Growth Fund                                                   41
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996, CONTINUED

                                                                      % OF NET     NUMBER       MARKET
                                                                       ASSETS    OF SHARES     VALUE ($)
                                                                      --------   ----------   -----------

     Manpower, Incorporated.........................................                 8,000        227,000
     Olsten Corporation.............................................                13,800        276,000
     Omnicom Group..................................................                 8,000        398,000
     Robert Half International, Incorporated (a)....................                10,300        413,287
                                                                                              -----------
                                                                                                2,682,112
                                                                                              -----------
COMMUNICATION SERVICES-0.2%
     Loral Space & Communications (a)...............................                 5,000         79,375
                                                                                              -----------
OFFICE FURNISHINGS & SUPPLIES-1.8%
     Danka Business Systems.........................................                 9,400        372,475
     Staples, Incorporated (a)......................................                13,500        251,437
                                                                                              -----------
                                                                                                  623,912
                                                                                              -----------
                                                                                                3,385,399
                                                                                              -----------
TECHNOLOGY-24.6
AEROSPACE-1.0%
     McDonnell Douglas Corporation..................................                 6,600        359,700
                                                                                              -----------
COMPUTERS & BUSINESS EQUIPMENT-9.0%
     3Com Corporation (a)...........................................                12,000        811,500
     Cabletron Systems, Incorporated (a)............................                 4,000        249,500
     Ceridian Corporation (a).......................................                 8,000        397,000
     Cisco Systems, Incorporated (a)................................                 5,600        346,500
     Dell Computer Corporation (a)..................................                 6,000        488,250
     EMC Corporation Massachusetts (a)..............................                13,500        354,375
     Hewlett Packard Company........................................                 5,600        247,100
     Sun Microsystems, Incorporated (a).............................                 5,400        329,400
                                                                                              -----------
                                                                                                3,223,625
                                                                                              -----------
ELECTRONICS-4.1%
     Avnet, Incorporated............................................                 6,000        302,250
     Checkpoint Systems, Incorporated (a)...........................                18,500        413,938
     Intel Corporation..............................................                 4,000        439,500
     Newbridge Networks Corporation (a).............................                10,000        316,250
                                                                                              -----------
                                                                                                1,471,938
                                                                                              -----------
SOFTWARE-6.6%
     America Online, Incorporated (a)...............................                30,000        813,750
     Computer Associates International, Incorporated................                 6,750        399,094

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

42                                                   Investors Trust Growth Fund
--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO
OCTOBER 31, 1996, CONTINUED

                                                                      % OF NET     NUMBER       MARKET
                                                                       ASSETS    OF SHARES     VALUE ($)
                                                                      --------   ----------   -----------

     Microsoft Corporation (a)......................................                 2,500        343,125
     Oracle Systems Corporation (a).................................                 9,000        380,812
     Parametric Technology Corporation (a)..........................                 9,000        439,875
                                                                                              -----------
                                                                                                2,376,656
                                                                                              -----------
TELECOMMUNICATION EQUIPMENT-3.9%
     ADC Telecommunications, Incorporated (a).......................                 8,000        547,000
     Andrew Corporation (a).........................................                 6,750        329,063
     Tellabs, Incorporated (a)......................................                 6,000        510,750
                                                                                              -----------
                                                                                                1,386,813
                                                                                              -----------
                                                                                                8,818,732
                                                                                              -----------
TRANSPORTATION-0.9
RAILROADS & EQUIPMENT-0.9%
     Wisconsin Central Transportation Corporation (a)...............                 9,000        324,000
                                                                                              -----------
UTILITIES-0.8
TELEPHONE-0.8%
     Cincinnati Bell, Incorporated..................................                 6,000        296,250
                                                                                              -----------
     Total Common Stocks
            (Cost $25,358,154)......................................                           34,019,770
                                                                                              -----------
MONEY MARKET MUTUAL FUNDS                                                 5.1
     The Seven Seas Series US Government Money Market Fund..........               534,112        534,112
     The Seven Seas Series Money Market Fund [Class A]..............             1,295,182      1,295,182
                                                                                              -----------
     Total Money Market Mutual Funds
            (Cost $1,829,294).......................................                            1,829,294
                                                                      --------                -----------
SUMMARY
     Total investments
            (Cost $27,187,448) (b)..................................    100.0                  35,849,064
     Other assets and liabilities, net..............................      0.0                     (11,055)
                                                                      --------                -----------
NET ASSETS..........................................................    100.0                 $35,838,009
                                                                      --------                -----------
                                                                      --------                -----------

------------
NOTES:
(a)  Non-income producing security.
(b) See Note 3 in notes to financial statements for cost for federal income tax purposes and related gross unrealized appreciation (depreciation).

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

Investors Trust Mutual Funds                                                  43
--------------------------------------------------------------------------------

STATEMENTS OF ASSETS AND LIABILITIES
OCTOBER 31, 1996

                                        ADJUSTABLE
                                           RATE       GOVERNMENT     TAX FREE        VALUE        GROWTH
                                           FUND          FUND          FUND          FUND          FUND
                                        ----------   ------------   -----------   -----------   -----------
ASSETS
Investments at market value
  (identified cost $6,909,527,
  $781,152,052, $24,573,477,
  $34,679,245 and $27,187,448,
  respectively) (Notes 2 and 3).......  $7,058,849   $791,140,318   $24,865,578   $39,724,362   $35,849,064
Cash..................................          37          8,343        42,129            27           107
Receivables:
     Fund shares sold.................      --             12,182        15,002        20,657         8,481
     Dividends........................         495        --            --             38,479        20,284
     Interest.........................      44,328     13,139,876       510,978       --            --
     Investments sold.................      --             18,310       --            --            310,827
     Adviser (Note 4).................      --            --              6,060       --            --
Deferred organization costs
  (Note 2)............................      22,929        --             22,929        22,929        22,929
Prepaid expenses......................       9,187         30,167        10,940         7,975         8,819
                                        ----------   ------------   -----------   -----------   -----------
Total assets..........................   7,135,825    804,349,196    25,473,616    39,814,429    36,220,511
                                        ----------   ------------   -----------   -----------   -----------
LIABILITIES
Payables:
     Fund shares redeemed.............      --          2,110,484       --             28,964         6,134
     Investments purchased............      --            --             34,157       549,712       295,797
     Project loans payable............      --         22,762,906       --            --            --
     Dividends........................      10,566      1,280,667        32,476       --            --
     Adviser (Note 4).................      16,573         37,252       --              1,332           465
     Options written outstanding at
       market value (premiums received
       $210,994) (Note 3).............      --            116,250       --            --            --
     Daily variation margin on open
       futures contracts (Notes 2
       and 3).........................      --             74,084       --            --            --
     Accrued distribution fee and
       shareholder service fee
       (Note 4).......................       5,213        829,714        22,249        33,962        32,304
     Accrued management fee
       (Note 4).......................       2,404        416,759        12,114        26,001        24,196
     Other accrued expenses...........      15,743        415,525        19,536        23,415        23,606
                                        ----------   ------------   -----------   -----------   -----------
Total liabilities.....................      50,499     28,043,641       120,532       663,386       382,502
                                        ----------   ------------   -----------   -----------   -----------
NET ASSETS............................  $7,085,326   $776,305,555   $25,353,084   $39,151,043   $35,838,009
                                        ----------   ------------   -----------   -----------   -----------
                                        ----------   ------------   -----------   -----------   -----------
                                                (continued)

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

44                                                  Investors Trust Mutual Funds
--------------------------------------------------------------------------------

STATEMENTS OF ASSETS AND LIABILITIES
OCTOBER 31, 1996, CONTINUED

                                        ADJUSTABLE
                                           RATE       GOVERNMENT     TAX FREE        VALUE        GROWTH
                                           FUND          FUND          FUND          FUND          FUND
                                        ----------   ------------   -----------   -----------   -----------

NET ASSETS CONSIST OF (Note 2):
     Undistributed (accumulated
       distributions in excess of) net
       investment income (loss).......  $    5,778   $ (1,280,667)  $    98,471   $   --        $   --
     Accumulated net realized gains
       (losses).......................    (201,421)  (200,317,153)     (176,173)    3,192,378      (444,919)
     Unrealized appreciation
       (depreciation) on:
       Investments (Note 3)...........     149,322      9,988,266       292,101     5,045,117     8,661,616
       Options contracts (Note 3).....      --             94,744       --            --            --
       Futures contracts (Note 3).....      --           (882,598)      --            --            --
     Shares of beneficial interest....   7,131,647    968,702,963    25,138,685    30,913,548    27,621,312
                                        ----------   ------------   -----------   -----------   -----------
NET ASSETS............................  $7,085,326   $776,305,555   $25,353,084   $39,151,043   $35,838,009
                                        ----------   ------------   -----------   -----------   -----------
                                        ----------   ------------   -----------   -----------   -----------

CLASS A:
NET ASSETS............................  $5,716,731   $ 29,089,852   $16,168,645   $ 5,833,420   $ 8,221,647
                                        ----------   ------------   -----------   -----------   -----------
                                        ----------   ------------   -----------   -----------   -----------
Outstanding shares of beneficial
  interest (No par value).............     892,360      3,430,652     1,415,605       538,603       624,874
Net asset value and redemption price
  per share...........................  $     6.41   $       8.48   $     11.42   $     10.83   $     13.16
Maximum offering price per share
  (100/95.5 of net asset value per
  share)..............................  $     6.71   $       8.88   $     11.96   $     11.34   $     13.78

CLASS B:
NET ASSETS............................  $1,368,595   $747,215,703   $ 9,184,439   $33,317,623   $27,616,362
                                        ----------   ------------   -----------   -----------   -----------
                                        ----------   ------------   -----------   -----------   -----------
Outstanding shares of beneficial
  interest (No par value).............     213,553     88,035,826       803,108     3,088,365     2,146,351
Net asset value, offering and
  redemption price per share
  (Note 4)............................  $     6.41   $       8.49   $     11.44   $     10.79   $     12.87

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

Investors Trust Mutual Funds                                                  45
--------------------------------------------------------------------------------

STATEMENTS OF OPERATIONS
FOR THE FISCAL YEAR ENDED OCTOBER 31, 1996

                                            ADJUSTABLE
                                               RATE       GOVERNMENT     TAX FREE        VALUE        GROWTH
                                               FUND          FUND          FUND          FUND          FUND
                                            ----------   ------------   -----------   -----------   -----------
INVESTMENT INCOME:
Interest..................................  $  449,677   $ 71,074,981   $ 1,347,773   $       756   $    51,386
Dividends.................................      11,093        --            --            642,114       336,734
                                            ----------   ------------   -----------   -----------   -----------
Total Income..............................     460,770     71,074,981     1,347,773       642,870       388,120
                                            ----------   ------------   -----------   -----------   -----------
EXPENSES:
    Management fee (Note 4)...............      29,290      5,871,824       144,121       219,848       226,411
    Distribution fees--Class B (Note 4)...      12,974      6,955,987        65,843       168,697       158,897
    Shareholder servicing fees (Note 4):
       Class A............................       4,757         10,269        29,133         6,064         8,890
       Class B............................       2,104        811,242        15,601        19,891        23,350
    Transfer agent fee....................      46,727      1,071,262        52,332        77,045        79,163
    Custodian fee.........................      72,209        428,032        90,472        76,613        74,894
    Amortization of organization costs
       (Note 2)...........................      12,447        --             12,447        12,447        12,447
    Registration fees.....................      19,575        --             20,915        23,540        23,279
    Shareholder reports...................       1,394        178,173         5,956        11,069        12,250
    Professional fees.....................       1,240        135,495         3,653         3,768         3,966
    Insurance.............................         509         72,284         1,545         1,502         1,489
    Trustees' fees and expenses...........          51          5,285           180           241           265
    Other.................................      --            321,817       --              5,881         6,622
                                            ----------   ------------   -----------   -----------   -----------
Total expenses before reimbursement from
  Adviser.................................     203,277     15,861,670       442,198       626,606       631,923
Reimbursement of expenses from Adviser
  (Note 4)................................    (120,599)       --           (442,198)      (86,354)      (90,565)
                                            ----------   ------------   -----------   -----------   -----------
Expenses, net.............................      82,678     15,861,670       --            540,252       541,358
                                            ----------   ------------   -----------   -----------   -----------
Net investment income (loss)..............     378,092     55,213,311     1,347,773       102,618      (153,238)
                                            ----------   ------------   -----------   -----------   -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON
  INVESTMENTS
Net realized gain (loss) from:
    Investment transactions (Notes 2 and
       3).................................     (12,778)     5,292,635           192     3,192,415      (243,412)
    Option contracts......................      --         (1,289,801)      --            --            --
    Futures contracts.....................      --         (7,988,014)      --            --            --
Net increase (decrease) in unrealized
  appreciation (depreciation) during the
  year from:
    Investment transactions...............      31,768    (15,982,620)      115,799     2,432,088     4,436,873
    Option contracts......................      --           (252,124)      --            --            --
    Futures contracts.....................      --         (1,545,243)      --            --            --
                                            ----------   ------------   -----------   -----------   -----------
Net realized and unrealized gain (loss) on
  investments.............................      18,990    (21,765,167)      115,991     5,624,503     4,193,461
                                            ----------   ------------   -----------   -----------   -----------
NET INCREASE IN NET ASSETS RESULTING FROM
  OPERATIONS..............................  $  397,082   $ 33,448,144   $ 1,463,764   $ 5,727,121   $ 4,040,223
                                            ----------   ------------   -----------   -----------   -----------
                                            ----------   ------------   -----------   -----------   -----------

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

46
--------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                           ADJUSTABLE RATE FUND
                                                                                    -----------------------------------
                                                                                       YEAR ENDED         YEAR ENDED
                                                                                    OCTOBER 31, 1996   OCTOBER 31, 1995
                                                                                    ----------------   ----------------
INCREASE (DECREASE) IN NET ASSETS
OPERATIONS:
 Net investment income (loss).....................................................     $  378,092         $  348,384
 Net realized gain (loss) from:
   Investment transactions........................................................        (12,778)          (114,498)
   Option contracts...............................................................       --                 --
   Futures contracts..............................................................       --                 --
 Net increase (decrease) in unrealized appreciation (depreciation) during the year from:
   Investment transactions........................................................         31,768            399,103
   Option contracts...............................................................       --                 --
   Futures contracts..............................................................       --                 --
                                                                                    ----------------   ----------------
Net increase in net assets resulting from operations..............................        397,082            632,989
                                                                                    ----------------   ----------------

DISTRIBUTIONS TO SHAREHOLDERS FROM (NOTE 2):
 Net investment income
   Class A........................................................................       (298,845)          (255,493)
   Class B........................................................................        (79,247)           (86,152)
 Distributions in excess of net investment income
   Class A........................................................................       --                 --
   Class B........................................................................       --                 --
 Net realized gains
   Class A........................................................................       --                 --
   Class B........................................................................       --                 --
 Tax return of capital
   Class A........................................................................       --                 --
   Class B........................................................................       --                 --
                                                                                    ----------------   ----------------
 Total distributions to shareholders..............................................       (378,092)          (341,645)
                                                                                    ----------------   ----------------

 Increase (decrease) in net assets from operations, net of distributions to
   shareholders...................................................................         18,990            291,344
                                                                                    ----------------   ----------------

--------------------------------------------------------------------------------

Investors Trust Mutual Funds                                                  47
--------------------------------------------------------------------------------

          GOVERNMENT FUND                          TAX FREE FUND                            VALUE FUND
-----------------------------------     -----------------------------------     -----------------------------------
   YEAR ENDED         YEAR ENDED           YEAR ENDED         YEAR ENDED           YEAR ENDED         YEAR ENDED
OCTOBER 31, 1996   OCTOBER 31, 1995     OCTOBER 31, 1996   OCTOBER 31, 1995     OCTOBER 31, 1996   OCTOBER 31, 1995
----------------   ----------------     ----------------   ----------------     ----------------   ----------------
 $   55,213,311     $   72,865,401        $  1,347,773       $  1,059,944         $    102,618       $    164,706
      5,292,635        (91,789,975)                192           (176,365)           3,192,415            259,945
     (1,289,801)         3,752,499            --                 --                   --                 --
     (7,988,014)       (19,046,779)           --                 --                   --                 --
    (15,982,620)       162,482,101             115,799          1,523,607            2,432,088          2,455,927
       (252,124)          (103,818)           --                 --                   --                 --
     (1,545,243)          (521,730)           --                 --                   --                 --
----------------   ----------------     ----------------   ----------------     ----------------   ----------------
     33,448,144        127,637,699           1,463,764          2,407,186            5,727,121          2,880,578
----------------   ----------------     ----------------   ----------------     ----------------   ----------------

     (1,692,150)        (1,526,928)           (789,946)          (757,133)             (42,207)           (66,092)
    (52,573,700)       (70,538,669)           (428,491)          (302,811)             (80,140)          (128,160)
      --                 --                   --                   (5,654)              (2,142)          --
      --                 --                   --                   (1,064)              (4,066)          --
      --                 --                   --                 --                    (35,364)          --
      --                 --                   --                 --                   (131,342)          --
       (258,257)          (350,222)           --                 --                   --                 --
     (8,023,827)       (15,756,626)           --                 --                   --                 --
----------------   ----------------     ----------------   ----------------     ----------------   ----------------
    (62,547,934)       (88,172,445)         (1,218,437)        (1,066,662)            (295,261)          (194,252)
----------------   ----------------     ----------------   ----------------     ----------------   ----------------

    (29,099,790)        39,465,254             245,327          1,340,524            5,431,860          2,686,326
----------------   ----------------     ----------------   ----------------     ----------------   ----------------


            GROWTH FUND
-----------------------------------
   YEAR ENDED         YEAR ENDED
OCTOBER 31, 1996   OCTOBER 31, 1995
----------------   ----------------

  $   (153,238)      $    (58,950)
      (243,412)           342,457
      --                 --
      --                 --
     4,436,873          3,431,356
      --                 --
      --                 --
----------------   ----------------
     4,040,223          3,714,863
----------------   ----------------
      --                 --
      --                 --
      --                 --
      --                 --
      --                 --
      --                 --
      --                 --
      --                 --
----------------   ----------------
      --                 --
----------------   ----------------
     4,040,223          3,714,863
----------------   ----------------

(CONTINUED)

--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

48
--------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS, CONTINUED

                                                                                           ADJUSTABLE RATE FUND
                                                                                    -----------------------------------
                                                                                       YEAR ENDED         YEAR ENDED
                                                                                    OCTOBER 31, 1996   OCTOBER 31, 1995
                                                                                    ----------------   ----------------
SHARE TRANSACTIONS:
 Proceeds from sale of shares
   Class A........................................................................     $   27,226         $   92,790
   Class B........................................................................        389,371            621,653
 Reinvestment of distributions
   Class A........................................................................        295,536            255,434
   Class B........................................................................         71,484             75,951
 Cost of shares redeemed
   Class A........................................................................        (96,085)          (155,685)
   Class B........................................................................       (955,523)        (1,331,051)
                                                                                    ----------------   ----------------
 Net increase (decrease) in net assets resulting from share transactions
   Class A........................................................................        226,677            192,539
   Class B........................................................................       (494,668)          (633,447)
                                                                                    ----------------   ----------------
   Total..........................................................................       (267,991)          (440,908)
                                                                                    ----------------   ----------------
INCREASE (DECREASE) IN NET ASSETS.................................................       (249,001)          (149,564)
Net assets at beginning of year...................................................      7,334,327          7,483,891
                                                                                    ----------------   ----------------
NET ASSETS AT END OF YEAR.........................................................     $7,085,326         $7,334,327
                                                                                    ----------------   ----------------
                                                                                    ----------------   ----------------
Undistributed (accumulated distributions in excess of) net investment income
  (loss) at end of year...........................................................     $    5,778         $   (7,886)
                                                                                    ----------------   ----------------
                                                                                    ----------------   ----------------
FUND SHARE INFORMATION:
 Shares sold
   Class A........................................................................          4,278             14,962
   Class B........................................................................         60,938            100,668
 Shares issued upon reinvestment of distributions
   Class A........................................................................         46,300             40,886
   Class B........................................................................         11,196             12,183
 Shares redeemed
   Class A........................................................................        (15,068)           (24,589)
   Class B........................................................................       (150,064)          (214,247)
                                                                                    ----------------   ----------------
 Increase (decrease) in Fund shares outstanding
   Class A........................................................................         35,510             31,259
                                                                                    ----------------   ----------------
                                                                                    ----------------   ----------------
   Class B........................................................................        (77,930)          (101,396)
                                                                                    ----------------   ----------------
                                                                                    ----------------   ----------------

--------------------------------------------------------------------------------

Investors Trust Mutual Funds                                                  49
--------------------------------------------------------------------------------

          GOVERNMENT FUND                          TAX FREE FUND                            VALUE FUND
-----------------------------------     -----------------------------------     -----------------------------------
   YEAR ENDED         YEAR ENDED           YEAR ENDED         YEAR ENDED           YEAR ENDED         YEAR ENDED
OCTOBER 31, 1996   OCTOBER 31, 1995     OCTOBER 31, 1996   OCTOBER 31, 1995     OCTOBER 31, 1996   OCTOBER 31, 1995
----------------   ----------------     ----------------   ----------------     ----------------   ----------------
 $   11,137,901     $    8,609,994        $    309,165       $    880,743         $  1,029,337       $    672,875
      9,242,327         27,416,014           2,631,898          3,589,195           18,661,475          6,719,785
        902,225            756,378              23,330             29,828               79,393             65,700
     31,218,929         44,126,875             317,971            235,800              204,072            122,526
     (9,198,287)        (4,698,858)           (351,480)          (139,636)            (319,837)          (554,145)
   (377,040,027)      (250,379,643)         (1,516,101)        (1,516,243)          (4,468,090)        (2,417,639)
----------------   ----------------     ----------------   ----------------     ----------------   ----------------
      2,841,839          4,667,514             (18,985)           770,935              788,893            184,430
   (336,578,771)      (178,836,754)          1,433,768          2,308,752           14,397,457          4,424,672
----------------   ----------------     ----------------   ----------------     ----------------   ----------------
   (333,736,932)      (174,169,240)          1,414,783          3,079,687           15,186,350          4,609,102
----------------   ----------------     ----------------   ----------------     ----------------   ----------------
   (362,836,722)      (134,703,986)          1,660,110          4,420,211           20,618,210          7,295,428
  1,139,142,277      1,273,846,263          23,692,974         19,272,763           18,532,833         11,237,405
----------------   ----------------     ----------------   ----------------     ----------------   ----------------
 $  776,305,555     $1,139,142,277        $ 25,353,084       $ 23,692,974         $ 39,151,043       $ 18,532,833
----------------   ----------------     ----------------   ----------------     ----------------   ----------------
----------------   ----------------     ----------------   ----------------     ----------------   ----------------
 $   (1,280,667)    $   (2,160,157)       $     98,471       $    (30,865)        $   --             $     19,703
----------------   ----------------     ----------------   ----------------     ----------------   ----------------
----------------   ----------------     ----------------   ----------------     ----------------   ----------------
      1,317,620          1,000,291              27,357             78,630              106,358             81,551
      1,073,669          3,226,626             231,317            324,101            1,904,118            836,647
        106,174             88,729               2,058              2,699                8,436              8,245
      3,657,994          5,183,091              28,018             21,419               21,842             15,288
     (1,082,308)          (549,320)            (30,937)           (12,988)             (32,438)           (68,803)
    (44,378,475)       (29,418,333)           (133,485)          (139,086)            (455,044)          (297,365)
----------------   ----------------     ----------------   ----------------     ----------------   ----------------
        341,486            539,700              (1,522)            68,341               82,356             20,993
----------------   ----------------     ----------------   ----------------     ----------------   ----------------
----------------   ----------------     ----------------   ----------------     ----------------   ----------------
    (39,646,812)       (21,008,616)            125,850            206,434            1,470,916            554,570
----------------   ----------------     ----------------   ----------------     ----------------   ----------------
----------------   ----------------     ----------------   ----------------     ----------------   ----------------


             GROWTH FUND
 -----------------------------------
    YEAR ENDED         YEAR ENDED
 OCTOBER 31, 1996   OCTOBER 31, 1995
 ----------------   ----------------

   $  1,707,031       $    808,948
     14,887,732          8,349,943
       --                 --
       --                 --
       (528,656)          (252,247)
     (4,565,508)        (2,363,580)
 ----------------   ----------------
      1,178,375            556,701
     10,322,224          5,986,363
 ----------------   ----------------
     11,500,599          6,543,064
 ----------------   ----------------
     15,540,822         10,257,927
     20,297,187         10,039,260
 ----------------   ----------------
   $ 35,838,009       $ 20,297,187
 ----------------   ----------------
 ----------------   ----------------
   $   --             $   --
 ----------------   ----------------
 ----------------   ----------------
        142,429             76,934
      1,254,875            851,970
       --                 --
       --                 --
        (43,333)           (25,720)
       (385,371)          (245,024)
 ----------------   ----------------
         99,096             51,214
 ----------------   ----------------
 ----------------   ----------------
        869,504            606,946
 ----------------   ----------------
 ----------------   ----------------


--------------------------------------------------------------------------------
    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

50
--------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS

  The Financial Highlights set forth below include selected data for a share outstanding throughout each period and other performance information derived from the financial statements.

                                        INCOME FROM INVESTMENT OPERATIONS             DISTRIBUTIONS TO SHAREHOLDERS
                                      --------------------------------------  ----------------------------------------------
                          NET ASSET      NET       NET REALIZED     TOTAL                 IN EXCESS     NET     IN EXCESS OF
                          VALUE AT    INVESTMENT  AND UNREALIZED     FROM        NET        OF NET    REALIZED  NET REALIZED
              PERIOD      BEGINNING     INCOME    GAINS (LOSSES)  INVESTMENT  INVESTMENT  INVESTMENT  CAPITAL     CAPITAL
              ENDED       OF PERIOD     (LOSS)    ON INVESTMENTS  OPERATIONS    INCOME      INCOME     GAINS       GAINS
          --------------  ---------   ----------  --------------  ----------  ----------  ----------  --------  ------------
ADJUSTABLE RATE FUND
Class A   Oct-31-96        $  6.39      $ 0.33        $ 0.03        $ 0.36      $(0.34)     $--        $--         $--
          Oct-31-95           6.14        0.31          0.24          0.55       (0.30)      --         --         --
          Oct-31-94           6.49        0.25         (0.35)        (0.10)      (0.23)      (0.01)     --         --
          Oct-31-93(a)        6.50        0.03         (0.01)         0.02       (0.03)      --         --         --
          ------------------------------------------------------------------------------------------------------------------
Class B   Oct-31-96           6.39        0.28          0.03          0.31       (0.29)      --         --         --
          Oct-31-95           6.14        0.26          0.24          0.50       (0.25)      --         --         --
          Oct-31-94           6.48        0.21         (0.34)        (0.13)      (0.19)      (0.01)     --         --
          Oct-31-93(a)        6.50        0.02         (0.02)        --          (0.02)      --         --         --
----------------------------------------------------------------------------------------------------------------------------
GOVERNMENT FUND
Class A   Oct-31-96           8.70        0.62         (0.22)         0.40       (0.54)      --         --         --
          Oct-31-95           8.43        0.58          0.38          0.96       (0.58)      --         --         --
          Oct-31-94          10.14        0.70         (1.60)        (0.90)      (0.70)      --         (0.03)     --
          Oct-31-93(a)       10.32        0.12         (0.18)        (0.06)      (0.12)      --         --         --
          ------------------------------------------------------------------------------------------------------------------
Class B   Oct-31-96           8.71        0.55         (0.22)         0.33       (0.48)      --         --         --
          Oct-31-95           8.42        0.51          0.41          0.92       (0.52)      --         --         --
          Oct-31-94          10.14        0.60         (1.58)        (0.98)      (0.60)      --         (0.03)     --
          Oct-31-93           9.95        0.71          0.20          0.91       (0.71)      (0.01)     --         --
          Oct-31-92           9.98        0.73          0.03          0.76       (0.73)      --         (0.06)     --
----------------------------------------------------------------------------------------------------------------------------
TAX FREE FUND
Class A   Oct-31-96          11.31        0.62          0.05          0.67       (0.56)      --         --         --
          Oct-31-95          10.59        0.55          0.73          1.28       (0.55)      (0.01)     --         --
          Oct-31-94          11.48        0.45         (0.78)        (0.33)      (0.45)      (0.11)     --         --
          Oct-31-93(a)       11.50        0.05          0.01          0.06       (0.05)      (0.02)     --         --
          ------------------------------------------------------------------------------------------------------------------
Class B   Oct-31-96          11.32        0.62          0.06          0.68       (0.56)      --         --         --
          Oct-31-95          10.60        0.55          0.73          1.28       (0.55)      (0.01)     --         --
          Oct-31-94          11.48        0.43         (0.82)        (0.39)      (0.43)      (0.06)     --         --
          Oct-31-93(a)       11.50        0.06         (0.01)         0.05       (0.03)      (0.03)     --         --
----------------------------------------------------------------------------------------------------------------------------
VALUE FUND
Class A   Oct-31-96           8.95        0.05          1.99          2.04       (0.09)      (0.00)     (0.07)     --
          Oct-31-95           7.51        0.14          1.45          1.59       (0.15)(f)    --   (f)   --        --
          Oct-31-94           7.63        0.13         (0.16)        (0.03)      (0.09)      --         --         --
          Oct-31-93(a)        7.50        0.01          0.12          0.13       --          --         --         --
          ------------------------------------------------------------------------------------------------------------------
Class B   Oct-31-96           8.93        0.04          1.93          1.97       (0.04)      (0.00)     (0.07)     --
          Oct-31-95           7.50        0.07          1.45          1.52       (0.09)(f)    --   (f)   --        --
          Oct-31-94           7.64        0.08         (0.17)        (0.09)      (0.05)      --         --         --
          Oct-31-93(a)        7.50       (0.01)         0.15          0.14       --          --         --         --
----------------------------------------------------------------------------------------------------------------------------
GROWTH FUND
Class A   Oct-31-96(e)       11.38        0.00          1.78          1.78       --          --         --         --
          Oct-31-95           8.81        0.01          2.56          2.57       --          --         --         --
          Oct-31-94           8.69       (0.01)         0.21          0.20       --          --         --          (0.08)
          Oct-31-93(a)        8.50       --             0.19          0.19       --          --         --         --
          ------------------------------------------------------------------------------------------------------------------
Class B   Oct-31-96(e)       11.21       (0.09)         1.75          1.66       --          --         --         --
          Oct-31-95           8.74       (0.05)         2.52          2.47       --          --         --         --
          Oct-31-94           8.70       (0.04)         0.16          0.12       --          --         --          (0.08)
          Oct-31-93(a)        8.50       --             0.20          0.20       --          --         --         --


                                TAX
              PERIOD           RETURN        TOTAL
              ENDED          OF CAPITAL  DISTRIBUTIONS
          --------------     ----------  -------------

ADJUSTABLE RATE FUND
Class A   Oct-31-96            $--          $ (0.34)
          Oct-31-95             --            (0.30)
          Oct-31-94             (0.01)        (0.25)
          Oct-31-93(a)          --            (0.03)
          --------------
Class B   Oct-31-96             --            (0.29)
          Oct-31-95             --            (0.25)
          Oct-31-94             (0.01)        (0.21)
          Oct-31-93(a)          --            (0.02)
------------------------
GOVERNMENT FUND
Class A   Oct-31-96             (0.08)        (0.62)
          Oct-31-95             (0.11)        (0.69)
          Oct-31-94             (0.08)        (0.81)
          Oct-31-93(a)          --            (0.12)
          --------------
Class B   Oct-31-96             (0.07)        (0.55)
          Oct-31-95             (0.11)        (0.63)
          Oct-31-94             (0.11)        (0.74)
          Oct-31-93             --            (0.72)
          Oct-31-92             --            (0.79)
------------------------
TAX FREE FUND
Class A   Oct-31-96             --            (0.56)
          Oct-31-95             --            (0.56)
          Oct-31-94             --            (0.56)
          Oct-31-93(a)          (0.01)        (0.08)
          --------------
Class B   Oct-31-96             --            (0.56)
          Oct-31-95             --            (0.56)
          Oct-31-94             --            (0.49)
          Oct-31-93(a)          (0.01)        (0.07)
------------------------
VALUE FUND
Class A   Oct-31-96             --            (0.16)
          Oct-31-95             --            (0.15)
          Oct-31-94             --            (0.09)
          Oct-31-93(a)          --           --
          --------------
Class B   Oct-31-96             --            (0.11)
          Oct-31-95             --            (0.09)
          Oct-31-94             --            (0.05)
          Oct-31-93(a)          --           --
------------------------
GROWTH FUND
Class A   Oct-31-96(e)          --           --
          Oct-31-95             --           --
          Oct-31-94             --            (0.08)
          Oct-31-93(a)          --           --
          --------------
Class B   Oct-31-96(e)          --           --
          Oct-31-95             --           --
          Oct-31-94             --            (0.08)
          Oct-31-93(a)          --           --


------------
(a) For the period September 8, 1993 (commencement of operations) to October 31,1993.
(b) Annualized.
(c) Total returns are historical and assume changes in share price and reinvestment of dividends and capital gains. The maximum applicable sales charge on Class A shares of each Fund was not reflected in total return calculations. A contingent deferred sales charge on Class B shares of each Fund of 5% the first year, declining by 1% per year for five years, was not reflected in total return calculations. Had the adviser not absorbed a portion of expenses, total return would have been lower. Periods less than one year are not annualized.

--------------------------------------------------------------------------------

Investors Trust Mutual Funds                                                  51
--------------------------------------------------------------------------------

                                                                      RATIOS AND SUPPLEMENTAL DATA
                                            --------------------------------------------------------------------------------
                                                    RATIOS TO AVERAGE
                                                DAILY NET ASSETS (%) (b)
NET INCREASE   NET ASSET                    ---------------------------------
 (DECREASE)    VALUE AT                                           INVESTMENT                    NET ASSETS,    REIMBURSEMENT
IN NET ASSET      END          TOTAL          NET       GROSS       INCOME       PORTFOLIO     END OF PERIOD    OF EXPENSES
   VALUE       OF PERIOD   RETURN (%) (c)   EXPENSES   EXPENSES   (LOSS), NET   TURNOVER (%)    (MILLIONS)     FROM ADVISOR
------------   ---------   --------------   --------   --------   -----------   ------------   -------------   -------------
   $ 0.02       $  6.41          5.81         0.95       2.55         5.35          39.49        $     5.7        $ 0.098
     0.25          6.39          9.20         0.95       2.96         4.91          53.07              5.5          0.126
    (0.35)         6.14         (1.49)        0.95       2.86         4.04         115.55              5.1          0.120
    (0.01)         6.49          0.26         0.98       3.24         2.78           0.34              5.1          0.003
----------------------------------------------------------------------------------------------------------------------------
     0.02          6.41          5.02         1.70       3.51         4.58          39.49              1.4          0.109
     0.25          6.39          8.39         1.70       3.71         4.18          53.07              1.8          0.124
    (0.34)         6.14         (2.07)        1.70       3.51         3.48         115.55              2.4          0.108
    (0.02)         6.48          0.03         1.61       3.58         2.57           0.34              0.1          0.003
----------------------------------------------------------------------------------------------------------------------------
    (0.22)         8.48          4.80         0.90       0.90         6.59         334.41             29.1           N/A
     0.27          8.70         11.77         1.01       1.01         6.78         315.71             27.0           N/A
    (1.71)         8.43         (9.17)        0.99       0.99         7.09         128.82             22.0           N/A
    (0.18)        10.14         (0.60)        0.95       0.95         6.81          75.96              1.0           N/A
----------------------------------------------------------------------------------------------------------------------------
    (0.22)         8.49          4.00         1.69       1.69         5.77         334.41            747.2           N/A
     0.29          8.71         11.19         1.76       1.76         6.08         315.71          1,112.0           N/A
    (1.72)         8.42         (9.98)        1.76       1.76         6.45         128.82          1,252.0           N/A
     0.19         10.14          9.48         1.73       1.73         6.96          75.96          1,343.0           N/A
    (0.03)         9.95          7.74         1.64       1.64         7.08         101.31            786.0           N/A
----------------------------------------------------------------------------------------------------------------------------
     0.11         11.42          6.13         --         1.52         5.42           5.76             16.2          0.172
     0.72         11.31         12.24         --         1.81         5.01          24.95             16.0          0.199
    (0.89)        10.59         (2.99)        0.77       1.62         4.08         --                 14.3          0.094
    (0.02)        11.48          0.54         1.15       2.09         2.73         --                 15.1          0.002
----------------------------------------------------------------------------------------------------------------------------
     0.12         11.44          6.12         --         2.26         5.43           5.76              9.2          0.257
     0.72         11.32         12.33         --         2.56         5.01          24.95              7.7          0.287
    (0.88)        10.60         (3.45)        1.14       2.30         3.75         --                  5.0          0.122
    (0.02)        11.48          0.43         1.84       2.48         2.27         --                  1.2          0.003
----------------------------------------------------------------------------------------------------------------------------
     1.88         10.83         23.10         1.35       1.73         1.03         100.02              5.8          0.018
     1.44          8.95         21.45         1.35       2.43         1.71          27.41              4.1          0.086
    (0.12)         7.51         (0.32)        1.35       3.55         1.92          14.53              3.2          0.165
     0.13          7.63          1.73         1.42       6.37         0.73           6.04              2.2          0.008
----------------------------------------------------------------------------------------------------------------------------
     1.86         10.79         22.30         2.10       2.40         0.23         100.02             33.3          0.050
     1.43          8.93         20.50         2.10       3.18         0.94          27.41             14.4          0.083
    (0.14)         7.50         (1.10)        2.10       4.02         1.09          14.53              8.0          0.163
     0.14          7.64          1.87         2.04       6.38        (1.07)          6.04              0.5          0.002
----------------------------------------------------------------------------------------------------------------------------
     1.78         13.16         15.64         1.35       1.70         0.03          40.89              8.2          0.043
     2.57         11.38         29.17         1.35       2.44         0.10          73.74              6.0          0.100
     0.12          8.81          2.48         1.34       3.53        (0.11)        100.41              4.2          0.182
     0.19          8.69          2.24         1.39       4.83        (0.30)         46.31              3.3          0.006
----------------------------------------------------------------------------------------------------------------------------
     1.66         12.87         14.81         2.10       2.41        (0.73)         40.89             27.6          0.037
     2.47         11.21         28.26         2.10       3.19        (0.66)         73.74             14.3          0.082
     0.04          8.74          1.67         2.09       4.06        (0.82)        100.41              5.8          0.176
     0.20          8.70          2.35         1.86       5.04        (1.38)         46.31              0.6          0.001



  AVERAGE
 COMMISSION
  RATE (d)
 ----------

   N/A
   N/A
   N/A
   N/A
---------
   N/A
   N/A
   N/A
   N/A
---------
   N/A
   N/A
   N/A
   N/A
---------
   N/A
   N/A
   N/A
   N/A
   N/A
---------
   N/A
   N/A
   N/A
   N/A
---------
   N/A
   N/A
   N/A
   N/A
---------
   $0.050
   N/A
   N/A
   N/A
---------
   $0.050
   N/A
   N/A
   N/A
---------
   $0.050
   N/A
   N/A
   N/A
---------
   $0.050
   N/A
   N/A
   N/A

------------
(d) For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commission rate per share of security trades on which commissions are charged.
(e) Per share amounts were calculated under a methodology using the monthly average of shares outstanding during the period.
(f) Certain amounts have been reclassified to conform with current year presentations.

--------------------------------------------------------------------------------

52                                                  Investors Trust Mutual Funds
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION. Investors Trust (the "Trust") is organized as a Massachusetts Business Trust and is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Trust is a series of funds, currently comprised of five investment portfolios (the "Funds"), four of which commenced operations as of September 8, 1993 the Adjustable Rate Fund, the Tax Free Fund, the Value Fund and the Growth Fund, and one, the Government Fund, which commenced operations as of April 22, 1987.

  Under the Trust's Multiple Class Distribution System (the "Multiple Class Arrangement"), the Funds currently offer to the general public two classes of shares of beneficial interest, no par value, which may be purchased at a price equal to the next determined net asset value per share plus a sales charge which, at the election of the purchaser, may be imposed (i) at the time of purchase (Class A shares) or (ii) on a deferred basis (Class B shares).

  Class B shares, including a pro rata portion of the shares received as distributions with respect to such shares, will automatically convert to Class A shares of the Funds at the end of eight years following the issuance of the Class B shares. The date of issuance for purposes of conversion of shares in the Government Fund which were held on September 7, 1993 shall be the original date of acquisition of such shares.

2. SIGNIFICANT ACCOUNTING POLICIES. The preparation of the Funds' financial statements in accordance with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a summary of significant accounting policies followed consistently by the Funds.

  SECURITIES VALUATION. Securities (including options) listed or traded on an exchange or quoted on NASDAQ are valued at their last sale prices prior to the time when assets are valued. Lacking any sales on that day, securities are valued at the mean between the current closing bid and asked prices. Other securities for which market quotations are readily available are valued at the mean of the bid and asked quotations quoted prior to the time when assets are valued ("market value"). Certain securities (including most tax-exempt debt obligations) are valued primarily utilizing such pricing services as may be deemed appropriate. The pricing services utilize information with respect to market transactions, quotations from dealers and various relationships among securities in determining value and may provide prices determined as of times prior to the close of the New York Stock Exchange. Investments in certain long-term debt securities not traded in an organized market are valued primarily based on market quotations provided by recognized dealers of such securities. Other securities for which market quotations are not readily available, such as restricted securities, or where pricing occurs during periods of market disruption, are valued in good faith by or under the authority of the Trustees of the Trust. Short-term investments maturing within 60 days are valued at original cost plus accreted discount or accrued interest which approximates market value.

  SECURITIES TRANSACTIONS AND RELATED INVESTMENT INCOME. Sales and purchases are accounted for as of trade date. Realized securities gains or losses are determined using the identified cost method for both financial and tax

--------------------------------------------------------------------------------

Investors Trust Mutual Funds                                                  53
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS, CONTINUED

reporting purposes. Dividend income is recorded on the ex-dividend date. Interest income is accrued pro rata to maturity. Original issue discount is accreted for financial and tax accounting purposes. All premiums on securities in the Tax Free Fund are amortized for financial and tax accounting purposes.

  FUTURES CONTRACTS. Each of the Funds may purchase and sell futures contracts, subject to certain limitations. The Government Fund uses interest rate futures contracts as a hedge against changes in interest rates. Upon entering into a futures contract, each Fund is required to deposit with a broker an amount ("initial margin") equal to a certain percentage of the face amount of the futures contract. Subsequent payments ("variation margin") are made or received by the Fund each day, dependent on the daily fluctuations in the value of the unrealized gains and losses by the Fund. If the Fund enters into a closing transaction, the Fund will realize, for book purposes, a gain or loss equal to the difference between the value of the futures contract to sell and the futures contract to buy. The Fund may be subject to risk upon entering into futures contracts resulting from the imperfect correlation of prices between the futures and securities markets.

  OPTIONS ON FUTURES CONTRACTS. Each Fund may purchase and sell listed call and put options on futures contracts. The Government Fund uses options on interest rate futures contracts as a hedge against changes in interest rates. Options are valued in accordance with the security valuations policies described above. Transactions in options on futures contracts involve similar risks to those on futures contracts.

  SECURITIES PURCHASED ON A WHEN-ISSUED BASIS. Each Fund may enter into firm commitment agreements ("TBA" or "when-issued" purchases) for the purchase of securities at an agreed-upon price on a specified future date. A Fund will not enter into such agreements for the purpose of investment leverage.

  Liability for the purchase price and all the rights and risks of ownership of the securities accrue to a Fund at the time it becomes obligated to purchase the securities, although delivery and payment occur at a later date, generally within 45 days (but not to exceed 120 days) of the date of the commitment to purchase. Accordingly, if the market price of the security should decline, the effect of the agreement would be to obligate the Fund to purchase the security at the price above the current market price on the date of delivery and payment. During the time the Fund is obligated to purchase such securities, it will segregate with the Custodian U.S. government securities, cash or cash equivalents (or a receivable for investment sold in connection therewith) of an aggregate current value sufficient to make payment for the securities.

  REPURCHASE AGREEMENTS. Each Fund may enter into repurchase agreements in order to generate additional income. Each repurchase agreement entered into by a Fund will provide that the value of the collateral underlying the repurchase agreement will always be at least 102% of the repurchase price, including accrued interest, except for repurchase agreements entered into with a broker/dealer or bank whose unsecured debt is rated AAA or whose commercial paper is rated A-1+ by Standard and Poor's in which case the value of the collateral will always be at least 100% of the repurchase price, including accrued interest. A Fund will not enter into a repurchase agreement having more than seven days remaining to maturity if, as a result, such agreements, together with any other securities which are not readily marketable, would exceed 10% of the net assets of the

--------------------------------------------------------------------------------

54                                                  Investors Trust Mutual Funds
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS, CONTINUED

Fund. In addition, not more than one-third of the current market value of the Fund's total assets shall constitute secured "loans" by the Fund under repurchase agreements.

  FEDERAL INCOME TAXES. As a Massachusetts Business Trust, each Fund is a separate corporate taxpayer and determines its net investment income and capital gains (or losses) and the amounts to be distributed to the Fund's shareholders without regard to the income and capital gains (or losses) of the other Funds. It is the intent of the Funds to comply with the requirements of the Internal Revenue Code which are applicable to regulated investment companies and to distribute substantially all of their taxable income to their shareholders. Accordingly, the Funds paid no federal taxes and no federal income or excise tax provisions were required. For Federal income tax purposes, any futures contracts or options on futures contracts which remain open at fiscal year-end are marked-to-market and the resultant net gain or loss is included in Federal taxable income. As of October 31, 1996, the Funds had net tax basis capital loss carryforwards which may be applied against taxable gains until their expiration date as follows:

                                                             EXPIRATION
                                                                DATES
FUND                                            AMOUNT       OCTOBER 31,
------------------------------------------   ------------    -----------

Adjustable Rate Fund......................   $     72,067        2002
                                                  114,498        2003
                                                   14,856        2004
Government Fund...........................     87,661,793        2002
                                              107,525,597        2003
                                                1,748,819        2004
Tax Free Fund.............................        176,173        2003
Growth Fund...............................        201,507        2002
                                                  243,412        2004

  DISTRIBUTION OF INCOME AND GAINS. The Government and Tax Free Funds will declare a distribution each day in an amount based on periodic projections of their future net investment income and will pay such distributions monthly. Consequently, the amount of each daily distribution may differ from actual net investment income. Net investment income for the Adjustable Rate Fund is declared as dividends to shareholders of record as of the close of business each day and is paid to shareholders monthly. Distributions of net investment income are declared and paid, quarterly for the Value Fund and annually for the Growth Fund. Distributions from net short-term realized gains are declared and paid, annually. During any particular year, net realized gains from investment transactions in excess of any available capital loss carryforwards, would be taxable to the Funds if not distributed and, therefore, will be declared and paid to their shareholders annually.

  CAPITAL ACCOUNTS. The Funds report the undistributed net investment income (accumulated net investment loss) and accumulated net realized gain (loss) accounts on a basis approximating amounts available for future tax distributions (or to offset future taxable realized gains when a capital loss carryforward is available).

--------------------------------------------------------------------------------

Investors Trust Mutual Funds                                                  55
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS, CONTINUED

Accordingly, the Funds may periodically make reclassifications among certain capital accounts without impacting the net asset values of the Funds.

  DEFERRED ORGANIZATIONAL AND REGISTRATION COSTS. Costs incurred by a Fund in connection with its organization and registration of shares have been deferred and are being amortized on a straight-line basis over a period 60 months from commencement of investment operations. Costs incurred for subsequent registration of shares will be amortized on a straight-line basis over the lesser of the duration of the registration period or 12 months.

  EXPENSES. Expenses such as management fees, distribution fees, custodian fees, transfer agent fees, and registration fees are charged directly to each Fund, while indirect expenses, such as shareholder reports, professional fees, trustee fees and expenses, and insurance are allocated among the Funds principally based on their relative average net assets. Portfolio-level expenses are allocated to each class of shares based upon the relative percentage of current net assets of dividend-eligible shares. All expenses that are directly attributable to a specific class of shares, such as legal expenses and Trustees' fees incurred as a result of issues relating solely to one class and distribution fees, are allocated to that class.

3. PURCHASES AND SALES OF SECURITIES. The cost of purchases and the proceeds from sales and paydowns of investments other than U.S. Government and agency securities, short term investments and options, for the fiscal year ended October 31, 1996 were as follows:


FUND                                  PURCHASES        SALES       PAYDOWNS
----------------------------------   -----------    -----------    --------

Adjustable Rate Fund..............   $ 1,040,844    $    57,270    $133,435
Tax Free Fund.....................     3,163,620      1,396,281       --
Value Fund........................    42,477,688     26,426,690       --
Growth Fund.......................    22,978,051     10,581,445       --


  The cost of purchases and the proceeds from sales and paydowns of long-term U.S. Government and agency securities, for the fiscal year ended October 31, 1996, were as follows:


FUND                          PURCHASES           SALES          PAYDOWNS
-------------------------   --------------    --------------    -----------

Adjustable Rate Fund.....   $    2,698,026    $    2,777,943    $ 1,094,069
Government Fund..........    3,211,045,385     3,499,386,818     68,232,279
Value Fund...............           61,850           502,115        --

--------------------------------------------------------------------------------

56                                                  Investors Trust Mutual Funds
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS, CONTINUED

   Transactions in options written on U.S. Treasury bond futures for the Government Fund were as follows:


                                                     NUMBER OF         NET
                                                   CONTRACTS OF      PREMIUMS
                                                  WRITTEN OPTIONS    RECEIVED
                                                  ---------------    --------

Outstanding at October 31,1995...................     --             $  --
Written..........................................        235          263,617
Terminated in closing purchase transactions......        (49)         (52,623)
                                                      ------         --------
Outstanding at October 31,1996...................        186         $210,994
                                                      ------         --------
                                                      ------         --------

  At October 31, 1996 the security pledged to cover margin requirements for open futures contracts on United States Treasury Bonds and for open option contracts on United States Treasury Bond Futures for the Government Fund was as follows:


DESCRIPTION                                         FACE VALUE    MARKET VALUE
--------------------------------------------------  ----------    ------------

Federal National Mortgage Association Medium Term
  Note, 12.000%, 11/13/00.........................  $2,500,000     $3,013,675
                                                    ----------    ------------
                                                    ----------    ------------


  Aggregate federal income tax cost and gross unrealized appreciation (depreciation) of investments for each Fund at October 31, 1996 was as follows:

                                                FEDERAL          GROSS            GROSS             NET
                                                 INCOME        UNREALIZED       UNREALIZED       UNREALIZED
FUND                                            TAX COST      APPRECIATION    (DEPRECIATION)    APPRECIATION
-------------------------------------------   ------------    ------------    --------------    ------------
Adjustable Rate Fund.......................   $  6,909,785    $    172,292    $      (23,228)   $    149,064
Government Fund............................    785,320,850      13,173,237        (7,353,769)      5,819,468
Tax Free Fund..............................     24,573,477         378,030           (85,929)        292,101
Value Fund.................................     34,691,453       5,077,167           (44,258)      5,032,909
Growth Fund................................     27,187,448       9,492,489          (830,873)      8,661,616

4. MANAGEMENT, DISTRIBUTION AND TRUSTEES' FEES. Under Advisory agreements between the Funds and GNA Capital Management, Inc. ("the Adviser"), each Fund agrees to pay the Adviser a fee based on its average daily net assets as follows:

  ADJUSTABLE RATE FUND. The Adviser's fee is calculated at an annual rate of .40% of the average daily net assets.

  GOVERNMENT FUND. The Adviser's fee is calculated based upon the Fund's average daily net assets, equal to an annual rate of .65% of the first $500 million, .60% of the next $250 million, .55% of the next $500 million, .50% of the next $250 million and .45% of average daily net assets over $1.5 billion. For the fiscal year

--------------------------------------------------------------------------------

Investors Trust Mutual Funds                                                  57
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS, CONTINUED

ended October 31, 1996, the Adviser's fee was equivalent to an annual effective rate of .62% of the Fund's average daily net assets.

  TAX FREE FUND. The Adviser's fee is calculated based upon the Fund's average daily net assets, equal to an annual rate of .60% of the first $20 million, .50% of the next $80 million and .45% of average daily net assets in excess of $100 million. For the fiscal year ended October 31, 1996, the Adviser's fee was equivalent to an annual effective rate of .58% of the Fund's average daily net assets.

  VALUE FUND. The Adviser's fee is calculated based upon the Fund's average daily net assets, equal to an annual rate of .80% of the first $100 million and
 .70% of average daily net assets in excess of $100 million.

  GROWTH FUND. The Adviser's fee is calculated based upon the Fund's average daily net assets, equal to an annual rate of .80% of the first $100 million and
 .70% of average daily net assets in excess of $100 million.

  The Adviser has agreed to reimburse the Classes of the following Funds, for expenses incurred by the Classes to the extent that such expenses exceed the following percentages of average daily net assets during the fiscal year ended October 31, 1996:


FUND                                            CLASS A    CLASS B
---------------------------------------------   -------    -------

Adjustable Rate Fund.........................    0.95%      1.70%
Value Fund...................................    1.35%      2.10%
Growth Fund..................................    1.35%      2.10%


  The Adviser did not reimburse any expenses of the Government Fund, but reimbursed all of the expenses of the Tax Free Fund during the fiscal year ended October 31, 1996.

  The expense reimbursement may be extended or modified by the Adviser. The reimbursement for expenses by the Adviser is being offset by the payables to the Adviser monthly. Any amount due from the Adviser in excess of the amounts due to the Adviser is settled in cash within 15 days following month end.

  The Funds' Advisory agreements also provide that if, in any fiscal year, the total of certain specified expenses of any of the Funds exceed the expense limitations applicable to the Funds imposed by the securities regulations of any state in which they are then registered to sell shares, the Adviser will waive all or a portion of its management fee equal to such excess. The Adviser is only required to reimburse the Funds for any expenses which exceed state expense limitations up to the amount of management fees paid or payable by the Funds during such fiscal year.

--------------------------------------------------------------------------------

58                                                  Investors Trust Mutual Funds
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS, CONTINUED

  The Adviser has retained the following portfolio managers (the "Sub-Advisers") for the Funds. These Sub-Advisers are responsible for the actual investment management of the Fund's assets (including the placement of brokerage orders), under the general supervision of the Adviser and the Board of Trustees.


FUND                                                  SUB-ADVISER
------------------------------------   -----------------------------------------

Adjustable Rate Fund................   Standish, Ayer & Wood, Inc.
Government Fund.....................   BlackRock Financial Management, Inc.
Tax Free Fund.......................   Brown Brothers Harriman & Co.
Value Fund..........................   Duff & Phelps Investment Management, Inc.
Growth Fund.........................   Value Line, Inc.

  GNA Distributors, Inc. (the "Distributor") receives monthly distribution fees from the Funds calculated at the annual rate of .75% of the average daily net assets of Class B shares pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended. Shareholder servicing fees are also imposed on both Class A and Class B shares of the Funds equal to specified costs incurred by the Distributor, but in no event to exceed .25% of the average daily net assets of each of the Funds with respect to each class. The shareholder servicing fees are in addition to the .75% distribution fees imposed on Class B. The Distributor has agreed that the .75% of average daily net assets on Class B shares will only be assessed on any shareholder's shares for a limited period of time. Once Class B shares automatically convert to Class A shares of the Funds, after eight years, such shareholders will be subject only to the shareholder servicing fee of .25% maximum applicable to Class A shares under the 12b-1 Plan.

  With respect to Class B shares, a contingent deferred sales charge ("withdrawal fee") of 5% the first year, declining by 1% per year for five years, is imposed on any redemption which reduces the current value of the account to an amount which is lower than the dollar amount of all payments during the preceding five years. Withdrawal fees are paid to and retained by the Distributor. These fees permit the Distributor to recover its sales-related expenses (such as the 4% of the purchase price paid to dealers who sell Class B shares of the Fund, printing fees, and marketing and advertising expenses). In the event the Distributor is not fully reimbursed for such expenses incurred in any fiscal year of the Fund, the Distributor shall be entitled to carryforward such expenses to subsequent fiscal years for submission to the Fund for payment, subject always to the .75% of Class B net assets annual maximum expenditure allowed by the Fund's Plan. The cumulative reimbursable amount is increased by an interest factor which is intended to replicate the Distributor's cost of funds for financing advances made under the Plan. The Trustees or a majority of the Fund's shareholders have the right, however, to terminate the Plan and all payments thereunder at any time. The Fund will not be obligated to reimburse the Distributor for carryover expenses subsequent to the Plan's termination or noncontinuance. The

--------------------------------------------------------------------------------

Investors Trust Mutual Funds                                                  59
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS, CONTINUED

total amounts of carryover expenses outstanding since inception of the Plan as of October 31, 1996 for which the Distributor intends to seek repayment from the Funds are as follows:


FUND                                                     AMOUNT
----------------------------------------------------   -----------

Government Fund.....................................   $27,432,834
Tax Free Fund.......................................       357,069
Value Fund..........................................       778,494
Growth Fund.........................................       730,091


  Each Fund pays each Trustee not affiliated with the Adviser its proportionate share of: (1) an annual fee of $4,000; and (2) a fee of $500 for each meeting of the Board of Trustees attended plus all reasonable expenses associated with attendance at such meetings. The proportionate rate is allocated among the Funds principally based on their relative net assets. No remuneration is paid by the Funds to any Trustee or officer of the Funds who is affiliated with the Adviser.

5. SHARES OF BENEFICIAL INTEREST. At October 31, 1996 GNA Corporation, the parent company of the Funds' Adviser, owned the following number of Class A shares and a nominal amount of Class B shares of the Funds:


                                                         CLASS A
FUND                                                     SHARES
------------------------------------------------------   -------

Adjustable Rate Fund..................................   888,726
Value Fund............................................   280,001
Growth Fund...........................................   356,355

  At October 31, 1996, Employers Reinsurance Corporation, a wholly-owned financial subsidiary of General Electric Capital Services Corporation, an affiliate of GNA Corporation, owned 1,304,348 Class A shares of the Tax Free Fund.

--------------------------------------------------------------------------------

60                                                  Investors Trust Mutual Funds
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Trustees of Investors Trust:

  We have audited the accompanying statements of assets and liabilities of each of the series of Investors Trust (in this report comprised of the Adjustable Rate Fund, the Government Fund, the Tax Free Fund, the Value Fund and the Growth Fund (the "Funds")) including the investment portfolios, as of October 31, 1996, and the related statements of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended and the financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of October 31, 1996 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Funds enumerated above as of October 31, 1996, the results of their operations for the fiscal year then ended, the changes in their net assets for each of the two fiscal years in the period then ended and the financial highlights for each of the periods indicated therein in conformity with generally accepted accounting principles.


Boston Massachusetts                             /s/ COOPERS & Lybrand L.L.P.
December 11, 1996

--------------------------------------------------------------------------------

Investors Trust Mutual Funds                                                  61
--------------------------------------------------------------------------------

TAX INFORMATION, UNAUDITED

  Of the dividends paid by the Tax Free Fund from net investment income for the fiscal year ended October 31, 1996, 100% constituted exempt interest dividends for regular federal income tax purposes.

  For the fiscal year ended October 31, 1996, the Value Fund paid a long-term capital gain distribution of $0.05 per share, with an ex-dividend date of December 21, 1995.

  For the fiscal year ended October 31, 1996, 99.3% and 97.8% of the applicable dividends distributed by the Growth and Value Funds, respectively, qualifies for the dividends-received deduction for corporate shareholders.

  Please consult a tax adviser if you have any question about federal or state income tax laws, or on how to prepare your tax returns. If you have specific questions about your Fund account, please consult your investment representative or call toll free 1-800-656-6626 and press #2.

--------------------------------------------------------------------------------

              [GNA LOGO HERE] GNA DISTRIBUTORS, INC.

                              A GE CAPITAL SERVICES COMPANY

                              Two Union Square o  P.O. Box 490
                              Seattle, Washington 98111-0490
      --------------------------------------------------------------------------
                                                            BULK RATE
                                                            U.S. POSTAGE
                                                            PAID
                                                            PERMIT #1193
                                                            RICHMOND, VA
      --------------------------------------------------------------------------
                          [INVESTORS TRUST LOGO HERE]


                                FAMILY OF FUNDS

                                 ANNUAL REPORT

                                 -------------

                                October 31, 1996

                              ADJUSTABLE RATE FUND

                                GOVERNMENT FUND

                                 TAX FREE FUND

                                   VALUE FUND

                                  GROWTH FUND

                      THE INVESTORS TRUST FAMILY OF FUNDS
                      IS OFFERED BY GNA DISTRIBUTORS, INC.

                               SEMI-ANNUAL REPORT
                                       OF
                                 INVESTORS TRUST
                  FOR THE SIX-MONTH PERIOD ENDED APRIL 30, 1997





                           [TO BE FILED BY AMENDMENT]

                         PRO FORMA FINANCIAL STATEMENTS


                         GE SHORT-TERM GOVERNMENT FUND
                      INVESTORS TRUST ADJUSTABLE RATE FUND

================================================================================================================
PROFORMA COMBINING STATEMENT OF OPERATIONS FOR THE
TWELVE MONTH PERIOD ENDING MARCH 31, 1997 (unaudited)

================================================================================================================
                                     GE Short-Term      Investors Trust
                                    Government Fund       Adjustable           Pro Forma          Pro Forma
                                                           Rate Fund          Adjustments          Combined
                                    ---------------     ---------------       -----------         ---------
                                      (Historical)       (Historical)

Investment income:
Interest                                  $738,892          $452,985                               $1,191,877
Dividends                                        0            11,093                                   11,093
                                        ----------        ----------            --------           ----------
Total Income                               738,892           464,078                   0            1,202,970
                                        ----------        ----------            --------           ----------
Expenses
   Management fee                           36,520            28,502              (7,134) a            57,888
   Distribution fees
     Class A                                 1,083                 0              14,233  a            15,316
     Class B                                   789              (646)              9,304  a             9,447
   Shareholder servicing fees
     Class A                                 1,083             7,946               6,287  a            15,316
     Class B                                   329             2,757                 850  a             3,936
     Class C                                 9,713               N/A                                    9,713
   Transfer agent fee                        7,774            37,863             (38,685) b             6,952
   Custodian fee                             1,712            71,947             (50,899) b            22,760
    Amortization of organization
     costs                                  18,321            12,451             (12,451) b            18,321
   Registration fees                        37,973            17,932             (26,008) b            29,897
   Shareholder reports                       2,607             2,799              (1,680) b             3,726
   Professional fees                         8,590            (3,972)              2,282  b             6,900
   Insurance                                   232               370                (395) b               207
   Trustees' fees and expenses                 843               104                (423) b               524
   Other                                       297            (1,227)              1,275  b               345
                                        ----------        ----------            --------           ----------
Total expenses before               `
   reimbursement from Adviser              127,866           176,826            (103,444)             201,248
Reimbursement of expenses from
   Adviser                                 (60,065)         (101,930)            101,307 c            (60,688)
                                        ----------        ----------            --------           ----------
Expenses, net                               67,801            74,896              (2,137)             140,561
                                        ----------        ----------            --------           ----------
Net investment income (loss)               671,091           389,182               2,137 d          1,062,410
                                        ----------        ----------            --------           ----------
Realized and unrealized gain
   (loss)  on investments
Net realized gain (loss) from
     investment transactions               (80,728)           (2,820)                                 (83,548)
Net increase (decrease) in
   unrealized appreciation
   (depreciation) during the year
   from investment transactions             30,045            58,482                                   88,527
                                        ----------        ----------            --------           ----------
Net realized and unrealized gain
   (loss)  on investments                  (50,683)           55,662                   0                4,979
                                        ----------        ----------            --------           ----------
Net increase in net assets
   resulting from operations              $620,408          $444,844              $2,137           $1,067,389
                                        ==========        ==========            ========           ==========



Notes to Proforma Statements:

(a) reflects management and 12b-1 fee agreements of surviving Fund
(b) net expense decrease due to expected savings when Funds combine
(c) reflects .15% cap of other expenses of surviving Fund
(d) impact of total expense adjustments not reflected in undistributed net investment income as the Fund distributes substantially all its net investment income
(e) adjustment for the reimbursement of deferred organization expense of the Acquired Fund.


                         GE SHORT-TERM GOVERNMENT FUND
                      INVESTORS TRUST ADJUSTABLE RATE FUND


PROFORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES AT
MARCH 31, 1997 (unaudited)




                                                        Investors Trust
                                      GE Short-Term        Adjustable          Pro Forma
                                     Government Fund       Rate Fund          Adjustments     Pro Forma Combined
                                     ---------------    ---------------       -----------     ------------------
                                       (Historical)       (Historical)

Assets
Investments at market value            $12,944,770         $6,928,216                             $19,872,986
   (identified cost $19,788,595)
Cash                                        60,535                 54                                  60,589
Receivables:                                                                                                0
   Fund shares sold                         42,338                  0                                  42,338
   Dividends                                     0                  0                                       0
   Interest                                 99,759             43,757                                 143,516
   Investments sold                        200,130                  0                                 200,130
   Adviser                                       0             10,957                                  10,957
Deferred organization costs                 39,148             17,757            (17,757)e             39,148
Receivable from Advisor                          0                  0             17,757 e             17,757
Prepaid Expenses                                 0              8,998                                   8,998
                                       -----------         ----------             -----           -----------
Total assets                            13,386,680          7,009,739                 0            20,396,419
                                       -----------         ----------             -----           -----------
Liabilities
Payables:
   Fund shares redeemed                      2,402                  0                                   2,402
   Investments purchased                   274,883                  0                                 274,883
   Dividends                                12,184             10,470                                  22,654
   Accrued distribution fee and                                                                             0
      shareholder service fee                    0              3,087                                   3,087
   Accrued management fee                    3,315              4,532                                   7,847
   Other accrued expenses                   40,809             22,577                                  63,386
                                       -----------         ----------             -----           -----------
Total liabilities                          333,593             40,666                 0               374,259
                                       -----------         ----------             -----           -----------
Net assets                             $13,053,087         $6,969,073             $   0           $20,022,160
                                       ===========         ==========             =====           ===========

Net assets consist of:
Undistributed (accumulated
   distributions in excess of)
   net investment income (loss)             (6,596)             1,880                                  (4,716)
Accumulated net realized
     gains (losses)                        (19,663)          (201,195)                               (220,858)
Unrealized appreciation
     (deprecation) on:
     Investments                           (75,346)           159,737                                  84,391
Shares of beneficial interest           13,154,692          7,008,651                              20,163,343
                                       -----------         ----------             -----           -----------
Net assets                             $13,053,087         $6,969,073             $   0           $20,022,160
                                       ===========         ==========             =====           ===========




                                         See Notes to Proforma Statements


                         GE SHORT-TERM GOVERNMENT FUND
                      INVESTORS TRUST ADJUSTABLE RATE FUND


PROFORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES AT
MARCH 31, 1997 (unaudited) - continued

                                                         Investors Trust
                                      GE Short-Term        Adjustable          Pro Forma      Pro Forma Combined
                                     Government Fund        Rate Fund         Adjustments
                                     ---------------     ---------------      -----------     ------------------
                                       (Historical)       (Historical)


Class A:
Net Assets                                $615,681          $5,863,347                            $6,479,028
                                          ========          ==========                            ==========

Outstanding shares of beneficial
   interest (No par value)                  52,418             914,404          (415,415)            551,407
Net asset value and redemption
   price per share                          $11.75               $6.41                                $11.75
Maximum offering price per share
   (100/97.5 of net asset value
   per share)                               $12.05               $6.71                                $12.05

Class B:
Net Assets                                 $87,677          $1,105,726                            $1,193,403
                                           =======          ==========         ===========        ==========

Outstanding shares of beneficial
   interest (No par value)                   7,469             172,434           (78,240)            101,663
Net asset value, offering and
   redemption price per share               $11.74               $6.41                                $11.74

Class C:*
Net Assets                              $4,819,197                  $0                            $4,819,197
                                        ==========          ==========         ===========        ==========

Outstanding shares of beneficial
   interest (No par value)                 410,005                   0                               410,005
Net asset value, offering and
   redemption price per share               $11.76                  $0                                $11.76

Class D:*
Net Assets                              $7,530,532                  $0                            $7,530,532
                                        ==========          ==========                            ==========

Outstanding shares of beneficial
   interest (No par value)                 641,270                   0                               641,270
Net asset value, offering and
   redemption price per share               $11.74                  $0                                $11.74



* Classes C and D are not part of the reorganization. These classes are presented to show the completeness of the Fund.


                        See Notes to Proforma Statements



                          INVESTORS TRUST TAX FREE FUND
                               GE TAX-EXEMPT FUND


PROFORMA COMBINING STATEMENT OF OPERATIONS FOR THE TWELVE MONTH
PERIOD ENDING APRIL 30, 1997 (unaudited)

                                     Investors Trust           GE              Pro Forma       Pro Forma Combined
                                      Tax Free Fund     Tax-Exempt Fund       Adjustments
                                     ---------------    ---------------       -----------      ------------------
                                       (Historical)       (Historical)


Investment income:
Interest                                 $1,409,473         $627,446                               $2,036,919
Dividends                                         0                0                                        0
                                         ----------        ---------          ---------           -----------
Total Income                              1,409,473          627,446                  0             2,036,919
                                         ----------        ---------          ---------           -----------
Expenses
    Management fee                          145,715           43,278            (58,441) a            130,552
    Distribution fees
      Class A                                     0            1,330             40,294  a             41,624
      Class B                                67,905            9,523                (31) a             77,397
    Shareholder servicing fees
      Class A                                23,652            1,330             16,642  a             41,624
      Class B                                13,263            3,174              9,362  a             25,799
      Class C                                   N/A           18,977                                   18,977
    Transfer agent fee                       43,057           19,777            (39,400) b             23,434
    Custodian fee                            88,110            1,860            (64,790) b             25,180
    Amortization of organization
      costs                                  12,453           15,849            (15,849) b             12,453
    Registration fees                        18,713           37,999            (23,998) b             32,714
    Shareholder reports                       9,685            2,704             (5,396) b              6,993
    Professional fees                        (1,919)           8,925              5,944  b             12,950
    Insurance                                 1,302              233             (1,146) b                389
    Trustees' fees and expenses                 227              882               (125) b                984
    Other                                    (1,546)             283              1,911  b                648
                                        ------------       ---------          ---------           -----------
Total expenses before reimbursement
    from Adviser                            420,617          166,124           (135,023)              451,718
Reimbursement of expenses from
    Adviser                                (420,617)         (91,978)           490,102  c            (22,493)
                                        ------------       ----------         ---------           ------------
Expenses, net                                    (0)          74,146            355,079               429,226
                                        ------------       ---------          ---------           -----------
Net investment income (loss)              1,409,473          553,300           (355,074) d          1,607,694
                                        -----------        ---------          ----------          -----------
Realized and unrealized gain
    (loss) on investments
Net realized gain (loss) from
    Investment transactions                 (66,155)        (116,195)                                (182,350)
Net increase (decrease) in
    unrealized appreciation
    (depreciation) during the year
    from investment transactions            379,795          260,592                                  640,387
                                        -----------        ---------          ---------           -----------
Net realized and unrealized gain
    (loss) on investments                   313,640          144,397                                  458,037
                                        -----------        ---------          ---------           -----------
Net increase in net assets
    resulting from operations            $1,723,113         $697,697          ($355,079)           $2,065,731
                                        ===========        =========          =========           ===========



Notes to Proforma Statements:

(a)      reflects new management and 12b-1 agreements
(b)      net expense decrease due to expected savings when Funds combine
(c)      reflects new cap of .25% on other expenses
(d) impact of total expense adjustments not reflected in undistributed net investment income as the Fund distributes substantially all of its net investment income.
(e) adjustment for the reimbursement of deferred organization expense of the Acquired Fund.


                          INVESTORS TRUST TAX FREE FUND
                               GE TAX-EXEMPT FUND


PROFORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES AT
APRIL 30, 1997 (unaudited)


                                     Investors Trust           GE              Pro Forma
                                      Tax Free Fund      Tax-Exempt Fund      Adjustments     Pro Forma Combined
                                     ---------------     ---------------      -----------     ------------------
                                       (Historical)       (Historical)


Assets
Investments at market value             $24,649,220        $12,339,501                             $36,988,721
   (identified cost $36,576,219)
Cash                                         77,561                  0                                  77,561
Receivables:
   Fund shares sold                           3,000              1,459                                   4,459
   Interest                                 470,217            226,617                                 696,834
   Adviser                                   35,729              9,942                                  45,671
Deferred organization costs                  16,730             21,853             (21,853) e           16,730
Receivable from Advisor                           0                  0              21,853 e            21,853
Prepaid Expenses                             11,835                  0                                  11,835
                                        -----------       ------------             -------         -----------
Total assets                             25,264,292         12,599,372                   0          37,863,664
                                        -----------       ------------             -------         -----------
Liabilities
Payables:
   Investments purchased                     38,700                  0                                  38,700
   Dividends                                 31,021              4,879                                  35,900
   Accrued distribution fee and
     shareholder service fee                 21,317                377                                  21,694
   Accrued management fee                    11,686             34,384                                  46,070
   Other accrued expenses                    23,870                  0                                  23,870
   Payable to custodian                           0             13,909                                  13,909
                                        -----------        -----------             -------         -----------
Total liabilities                           126,594             53,549                   0             180,143
                                        -----------        -----------             -------         -----------
Net assets                              $25,137,698        $12,545,823                  $0         $37,683,521
                                        ===========        ===========             =======         ===========

Net assets consist of:
   Undistributed (accumulated
     distributions in excess of)
     net investment income (loss)           167,433             32,503                                 199,936
   Accumulated net realized
     gains (losses)                        (231,717)          (598,331)                               (830,048)
   Unrealized appreciation
     (depreciation) on:
     Investments                            238,287            174,215                                 412,502
     Shares of beneficial interest       24,963,695         12,937,436                              37,901,131
                                        -----------        -----------             -------         -----------
Net assets                              $25,137,698        $12,545,823                  $0         $37,683,521
                                        ===========        ===========             =======         ===========



                                         See Notes to Proforma Statements


                          INVESTORS TRUST TAX FREE FUND
                               GE TAX-EXEMPT FUND





PROFORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES AT APRIL 30, 1997
(unaudited) - continued

                                     Investors Trust           GE              Pro Forma
                                      Tax Free Fund      Tax-Exempt Fund      Adjustments     Pro Forma Combined
                                     ---------------     ---------------      -----------     ------------------
                                       (Historical)       (Historical)


Class A:
Net Assets                              $16,100,337           $543,520                             $16,643,857
                                        ===========           ========                             ===========

Outstanding shares of beneficial
   interest (No par value)                1,411,919             46,463                1,201          1,459,583
Net asset value and redemption
price per share                              $11.40             $11.70                                  $11.40
Maximum offering price per share
   (100/95.75 of net asset value
   per share)                                $11.94             $12.22                                  $11.91

Class B:
Net Assets                               $9,037,361         $1,249,202                             $10,286,563
                                         ==========         ==========                             ===========

Outstanding shares of beneficial
   interest (No par value)                  791,433            106,664                2,733            900,830
Net asset value, offering and
   redemption price per share                $11.42             $11.71                                  $11.42



Class C:*
Net Assets                                       $0         $7,702,491                   $0         $7,702,491
                                           ========         ==========          ===========         ==========

Outstanding shares of beneficial
   interest (No par value)                       0             858,380                    0            858,380
Net asset value, offering and
   redemption price per share                   $0              $11.70                                  $11.70

Class D:*
Net Assets                                      $0           $3,050,610                  $0         $3,050,610
                                           =======           ==========                             ==========

Outstanding shares of beneficial
   interest (No par value)                       0              260,708                   0            841,270
Net asset value, offering and
   redemption price per share                   $0               $11.70                                 $11.70



* Classes C and D are not part of the reorganization. These classes are presented to show the completeness of the Fund.


                        See Notes to Proforma Statements

Pro Forma Footnotes of Merger Between GE Short-Term Government Fund and Investors Trust Adjustable Rate Fund, and Investors Trust Tax Free Fund and GE Tax-Exempt Fund

                 March 31, 1997 and April 30, 1997, respectively



1.       Basis of Combination

The accompanying pro forma financial statements are presented to show the effect of the proposed acquisition of Investors Trust Adjustable Rate Fund (the "IT Adjustable Rate Fund"), by the GE Short-Term Government Fund, as if such acquisition had taken place as of April 1, 1996; and the proposed acquisition of GE Tax-Exempt Fund, by the Investors Trust Tax Free Fund (the "IT Tax Free Fund") (collectively, the "Funds"), as if such acquisition had taken place as of May 1, 1996.

Under the terms of the Plan of Reorganization the combination of the GE Short-Term Government Fund and the IT Adjustable Rate Fund, and the IT Tax Free Fund and the GE Tax-Exempt Fund, will be treated as a tax-free business combination and accordingly will be accounted for by a method of accounting for tax free mergers of investment companies (sometimes referred to as the pooling without restatement method). The acquisition would be accomplished by an acquisition of the net assets of the IT Adjustable Rate Fund and the GE Tax-Exempt Fund, in exchange for shares of the GE Short-Term Government Fund and the IT Tax Free Fund, respectively, at net asset value. The statements of assets and liabilities and the related statements of operations of the IT Adjustable Rate Fund and the GE Short-Term Government Fund, and the GE Tax-Exempt Fund and the IT Tax Free Fund have been combined as of and for the twelve month periods ended March 31, 1997 and April 30, 1997, respectively. The proforma financial statements have been adjusted to reflect the anticipated fee arrangements for the surviving entity including anticipated voluntary fee waivers. The proforma combined investment portfolio, statement of assets and liabilities and statement of operations should be read in conjunction with the historical financial statements of the Funds incorporated by reference in the Statement of Additional Information. With certain limited exceptions, GE Investment Management Incorporated ("GEIM"), the Funds' Investment Adviser and Administrator, a wholly owned subsidiary of General Electric Company, is liable for the expenses incurred in connection with the Reorganization, which are estimated to be $320,000.

2. Security Valuation

Certain fixed income securities are valued by a dealer or by a pricing service based upon a computerized matrix system, which considers market transactions and dealer-supplied valuations. Valuations for municipal bonds are based on prices obtained from a qualified municipal bond pricing service; prices represent the mean of the secondary market.

Short-term investments maturing within 60 days are valued at amortized cost or original cost plus accrued interest, each of which approximates fair value.

Portfolio positions which cannot be valued as set forth above are valued at fair value under procedures approved by the Trustees.


3. Fees and Expenses

Expenses of the Trust which are directly identifiable to a specific Fund are allocated to that Fund. Expenses which are not readily identifiable to a specific Fund are allocated in such a manner as deemed equitable, taking into consideration the nature and type of expense and the relative sizes of the Funds. All expenses of the Funds are paid by the Investment Adviser and reimbursed by the Funds up to the voluntary expense limitations.

Advisory and Administrative Fees

Compensation of GEIM for investment advisory and administrative services is paid monthly based on the average daily net assets of the Fund. The GE Short-Term Government Fund pays GEIM a management fee of 0.30%. The IT Tax Free Fund pays GEIM a management fee of 0.35%. Effective July 18, 1996, GEIM agreed to waive the advisory and administration fees until further notice prior to the date of the merger.

Distribution Fee

The Funds have adopted a Shareholder Servicing and Distribution Plan (the "Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940 (as amended). The Funds pay GE Investment Services Inc. ("GEIS"), a wholly owned subsidiary of GEIM and the Fund's principal underwriter, a monthly fee for shareholder and distribution services provided, at an annual rate of 0.50% of the average daily net assets of Class A, 0.85% for the GE Short-Term Government Fund and 1.00% for the IT Tax Free Fund for Class B and 0.25% for Class C. Currently Class D is not subject to a 12b-1 fee plan.

Deferred Organizational Costs

Organizational expenses applicable to the GE Short-Term Government and IT Tax Free Funds have been deferred and are being amortized on a straight-line basis over a period of five years from commencement of investment operations.


4.    Pro Forma Adjustments

The accompanying Pro Forma financial statements reflect changes in fund shares and expenses as if the merger had taken place on April 1, 1996 and May 1, 1996, respectively.

The proforma net asset value per share assumes the issuance of shares which would have been issued at March 31, 1997 for GE Short-Term Government Fund and April 30, 1997 for IT Tax Free Fund, respectively, had the proposed reorganization taken place on such date. The amount of additional shares assumed to be issued was calculated based on the proforma combined net assets at March 31, 1997 for GE Short-Term Government Fund and April 30, 1997 for IT Tax Free Fund, respectively, and the per share net asset value of GE Short-Term Government Fund and IT Tax Free Fund, respectively.



The Pro Forma Combined Investment Portfolio
GE Short-Term Government Fund and
Investors Trust Adjustable Rate Fund

March 31, 1997 (unaudited)

                                                  GE Short-Term           Investors Trust
                                                 Government Fund       Adjustable Rate Fund            Pro Forma Combined
                                              --------------------    ---------------------    ---------------------------------
                                              Principal    65.1%                    34.9%
                                               Amount($)  Market      Principal    Market      % of Net    Principal    Market
                                                          Value ($)   Amount ($)   Value ($)     Assets    Amount ($)   Value ($)
                                              ----------  ---------   ----------   ---------   --------    ----------   ---------


BONDS AND NOTES                                                                                   95.0

--------------------------------------------                                                      75.3
GOVERNMENT SECURITIES
--------------------------------------------
Federal Home Loan Mortgage Corp.
--------------------------------------------
             6.00%          12/1/08           116,589     113,345                                            116,589     113,345
             8.00%           8/1/03           332,747     339,090                                            332,747     339,090
                                                                                                                       ------------

                                                                                                                         452,435
                                                                                                                       ------------
Federal Home Loan Mortgage Corp.
  Adjustable Rate Mortgages
             4.91%           4/1/26                                      124,584    125,985                  124,584     125,985
             5.72%          11/1/26                                       97,362     98,062                   97,362      98,062
             7.23%           6/1/24                                      164,212    169,216                  164,212     169,216
             7.35%           1/1/23                                      124,819    126,692                  124,819     126,692
             7.64%           1/1/23                                       97,003     99,822                   97,003      99,822
             7.77%          10/1/22                                       66,190     67,887                   66,190      67,887
             7.82%           8/1/23                                      178,313    184,247                  178,313     184,247
             7.88%           1/1/24                                       99,296    101,297                   99,296     101,297
             7.98%           8/1/23                                      212,753    220,399                  212,753     220,399
                                                                                                                       ------------

                                                                                                                       1,193,607
                                                                                                                       ------------
Federal Home Loan Mortgage Corp. REMIC
             6.25%          9/15/18                                      150,000    146,952                  150,000     146,952
           543.50%          9/15/05               225       2,552                                                225       2,552
          1002.00%          7/15/06               451       9,378                                                451       9,378
                                                                                                                       ------------

                                                                                                                         158,882
                                                                                                                       ------------
Federal National Mortgage Assoc.
             6.52%          9/17/04           261,345     257,180                                            261,345     257,180
             6.88%         11/17/02           150,000     149,156                                            150,000     149,156
             7.00%         10/17/06            75,000      74,649                                             75,000      74,649
             7.37%          8/17/03           304,664     307,139                                            304,664     307,139
             9.00%           8/1/10           347,976     364,578                                            347,976     364,578
                                                                                                                       ------------

                                                                                                                       1,152,702
                                                                                                                       ------------
Federal National Mortgage Assoc.
   Adjustable Rate Mortgages
             4.28%           4/1/26                                      247,837    248,147                  247,837     248,147
             6.95%           5/1/21                                      205,285    210,867                  205,285     210,867
                                                                                                                       ------------

                                                                                                                         459,014
                                                                                                                       ------------

Federal National Mortgage Assoc. REMIC
             7.06%         11/25/06            63,009      57,023                                             63,009      57,023
             7.95%         11/25/19            55,037      55,363                                             55,037      55,363
                                                                                                                       ------------

                                                                                                                         112,386
                                                                                                                       ------------



                                                  GE Short-Term           Investors Trust
                                                 Government Fund       Adjustable Rate Fund            Pro Forma Combined
                                              --------------------    ---------------------    ---------------------------------
                                              Principal    65.1%                    34.9%
                                               Amount($)  Market      Principal    Market      % of Net    Principal    Market
                                                          Value ($)   Amount ($)   Value ($)     Assets    Amount ($)   Value ($)
                                              ----------  ---------   ----------   ---------   --------    ----------   ---------



Government National Mortgage Assoc.
   Adjustable Rate Mortgages
             6.00%         10/20/25                                      889,484    892,562                  889,484     892,562
             6.50%          2/20/23           500,805     508,787                                            500,805     508,787
             6.50%          8/20/25                                    1,146,249  1,167,781                1,146,249   1,167,781
             6.88%         10/20/24                                       59,771     60,963                   59,771      60,963
             7.00%          9/20/24                                      543,781    555,400                  543,781     555,400
             7.13%          5/20/22           103,257     105,628                                            103,257     105,628
             7.13%          6/20/23           693,137     708,733                                            693,137     708,733
             7.13%          6/20/24           410,426     422,225                                            410,426     422,225
             7.13%          7/20/22           272,523     278,868                                            272,523     278,868
             7.13%          8/20/22           218,683     224,219                                            218,683     224,219
             7.13%          8/20/24                                    1,049,083  1,075,145                1,049,083   1,075,145
             7.13%          9/20/18           229,416     236,155                                            229,416     236,155
                                                                                                                       ------------

                                                                                                                       6,236,466
                                                                                                                       ------------
Government National Mortgage Assoc.
             9.00%          8/15/09           556,814      584,132                                           556,814     584,132
             9.00%         12/15/09           452,243      477,964                                           452,243     477,964
             9.00%         10/15/16                                     283,073     300,960                  283,073     300,960
                                                                                                                       ------------

                                                                                                                       1,363,056
                                                                                                                       ------------
U.S. Treasury Notes
             5.50%          2/28/99           186,000      182,920                                           186,000     182,920
             5.88%         10/31/98           185,000      183,642                                           185,000     183,642
             6.00%          9/30/98         1,875,000    1,866,787                                         1,875,000   1,866,787
             6.13%          8/31/98           713,000      711,439                                           713,000     711,439
             6.25%          6/30/98         1,000,000    1,000,470                                         1,000,000   1,000,470
                                                                                                                       ------------

                                                                                                                       3,945,258
                                                                                                                       ------------

         Total Long-Term Government Securities
                                                                                                                       15,073,806
                                                                                                                       ------------
         (Cost $ 14,961,804)


---------------------------                                                                        1.7
NON-AGENCY MORTGAGES
---------------------------
Resolution Trust Corporation
   Mortgage Pass-Throughs
             8.00%          9/25/21                                     176,052     176,821                  176,052     176,821
             9.00%          9/25/28                                     170,868     174,339                  170,868     174,339
                                                                                                                       ------------

         Total Non-Agency Mortgages                                                                                      351,160
                                                                                                                       ------------
         (Cost $ 350,898)


-----------------------------                                                                      5.5
ASSET BACKED SECURITIES
-----------------------------
Chase Manhattan Auto Owner Trust
             6.25%         11/15/00            50,000       49,662                                            50,000      49,662
Citibank Credit Card Master Trust
             6.93%           2/7/03                                     225,000     172,757                  225,000     172,757
 CIT RV Owner Trust
             5.40%         12/15/11           209,074      204,684                                           209,074     204,684
 Fleetwood Credit Grantor Trust
             6.00%          1/15/08            84,809       84,013                                            84,809      84,013
             6.75%         10/17/11            78,273       78,029                                            78,273      78,029
             6.90%          3/15/12            25,231       25,121                                            25,231      25,121
Ford Credit Auto Owner Trust
             6.50%         11/15/99            60,000       60,075                                            60,000      60,075
Lehman FHA Title I Loan Trust
             7.30%          5/25/17            76,092       76,163                                            76,092      76,163



                                                  GE Short-Term           Investors Trust
                                                 Government Fund       Adjustable Rate Fund            Pro Forma Combined
                                              --------------------    ---------------------    ---------------------------------
                                              Principal    65.1%                    34.9%
                                               Amount($)  Market      Principal    Market      % of Net    Principal    Market
                                                          Value ($)   Amount ($)   Value ($)     Assets    Amount ($)   Value ($)
                                              ----------  ---------   ----------   ---------   --------    ----------   ---------

Old Stone Credit Corporation Home Equity Loan Trust
             6.30%          9/25/07                                     114,905     114,043                  114,905     114,043
Provident Bank Home Equity Loan Trust
             6.72%          1/25/13            96,881       95,307                                            96,881      95,307
The Money Store Home Equity Trust
             6.85%          6/15/19                                     140,000     139,475                  140,000     139,475

         Total Asset Backed Securities                                                                                 1,099,329
         (Cost $ 1,109,213)


--------------------                                                                               6.7
CORPORATE NOTES
--------------------
Central Maine Power Co.
             7.40%           6/2/98           100,000      100,500                                           100,000     100,500
First USA Bank
             6.13%         10/30/97           100,000       99,917                                           100,000      99,917
General Motors Acceptance Corp.
             8.38%          1/19/99           100,000      102,894                                           100,000     102,894
Great Atlantic & Pacific Tea Inc.
             9.13%          1/15/98           168,000      171,496                                           168,000     171,496
Great Northern Nekoosa Corp.
             9.13%           2/1/98           100,000      102,147                                           100,000     102,147
Lehman Brothers Holdings Inc.
             6.88%           6/8/98           150,000      150,575                                           150,000     150,575
New York State Dormitory Authority Revenues
             6.32%           4/1/99            40,000       39,625                                            40,000      39,625
New York Taxable General Obligation
             6.10%           2/1/98           100,000       99,481                                           100,000      99,481
News America Holdings Inc.
             9.13%         10/15/99           110,000      115,482                                           110,000     115,482
Province of Manitoba
             6.13%          5/28/98           125,000      124,656                                           125,000     124,656
Republic of Columbia
             8.75%          10/6/99            50,000       52,188                                            50,000      52,188
Salomon Inc.
             6.70%          12/1/98            75,000       74,882                                            75,000      74,882
United Co. Financial Corp.
             7.00%          7/15/98           100,000       99,894                                           100,000      99,894

         Total Corporate Notes                                                                                         1,333,737
                                                                                                                     ------------
         (Cost $ 1,336,069)


--------------------------------                                                                    5.8
MORTGAGE-BACKED SECURITIES
Collateralized Mortgage Obligations
--------------------------------
Merrill Lynch Mortgage Investor's Inc.
             7.46%          6/15/21            39,337       39,380                                            39,337      39,380
Morgan (J.P.) Commercial Mortgage Finance Corp.
             6.94%         12/26/28           173,180      172,097                                           173,180     172,097
Morgan Stanley Capital Inc.
             6.85%          2/15/20           115,000      114,569                                           115,000     114,569
Salomon Brothers Mortgage Securities Inc.
             6.47%          1/20/28           380,414      374,708                                           380,414     374,708
             8.13%          11/1/12            38,607       38,728                                            38,607      38,728
Structured Asset Securities Corp.
             6.75%          6/25/30           227,882      225,674                                           227,882     225,674
             9.09%          9/25/31           192,153      201,401                                           192,153     201,401
                                                                                                                       ----------
         Total Mortgage-Backed Securities                                                                              1,166,557
         (Cost $ 1,182,214)                                                                                            ----------

         Total Investments in Securities                                                                               19,024,589
         (Cost $ 18,940,198)                                                                                           ----------



                                                  GE Short-Term           Investors Trust
                                                 Government Fund       Adjustable Rate Fund            Pro Forma Combined
                                              --------------------    ---------------------    ---------------------------------
                                              Principal    65.1%                    34.9%
                                               Amount($)  Market      Principal    Market      % of Net    Principal    Market
                                                          Value ($)   Amount ($)   Value ($)     Assets    Amount ($)   Value ($)
                                              ----------  ---------   ----------   ---------   --------    ----------   ---------




--------------------------------                                                                    1.5
MONEY MARKET MUTUAL FUNDS
SSgA Money Market Fund [Class A]                                        278,924      278,924                 278,924      278,924
--------------------------------
SSgA US Government Money Market Fund                                     19,473       19,473                  19,473       19,473


         Total Money Market Mutual Funds                                                                                  298,397
         (Cost $ 298,397)

----------------------------                                                                        2.8
SHORT TERM INVESTMENTS
----------------------------
Repurchase Agreement -
State Street Bank and Trust Co.
             6.25%          4/1/97
  (Cost $ 550,000)                           550,000       550,000                                          550,000       550,000
                                                                                                                      ------------
(dated 03/31/97, proceeds $550,095,
collateralized by $563,060 United States
Treasury Note, 9.875%, 11/15/15)


Total investments                                       12,944,770                6,928,216        99.3                19,872,986
(Cost $ 19,788,595)

Other assets and liabilities, net                                                                   0.7                   149,174
                                                                                                                      ------------

Net assets                                                                                        100.0               $20,022,160
                                                                                                                      ============





The Pro Forma Combined Investment Portfolio
Investors Trust Tax Free Fund and GE Tax-Exempt Fund

April 30, 1997 (unaudited)

                                                                  Investors Trust
                                                                   Tax Free Fund       GE Tax-Exempt Fund

                                                                              66.6%                 33.4%
                                                                Principal    Market    Principal   Market
LONG-TERM MUNICIPAL INVESTMENTS              Rate     Maturity  Amount($)    Value($)   Amount($)  Value($)
-------------------------------             ------   ---------- ----------  ---------  ----------  --------


Alabama
Birmingham Alabama North Medical Clinic      6.63%    4/1/00      75,000      79,060
Board Rev.


Alaska
North Slope Borough Alaska G.O., AMBAC      10.00%   6/30/01      30,000      35,745
Insured


Arizona
Arizona Trans. Board Rev.-Sales Tax,         5.60%    7/1/02                             500,000    518,270
AMBAC Insured
Maricopa County Arizona G.O., FGIC           6.25%    7/1/02     175,000     186,153
Insured
Maricopa County Elem. School G.O., AMBAC     6.30%    7/1/07                             500,000    547,890
Insured




Arkansas
Arkansas Housing Development Agency          8.38%    7/1/10     270,000     331,460
Arkansas Housing Development Agency          8.38%    7/1/11     235,000     301,406
Pulaski County Arkansas Hospital Rev.        9.25%    3/1/10     105,000     134,504




California
California State G.O.                        8.75%    5/1/04     110,000     133,938
Los Angeles Regional Airports Lease Rev.     3.95%   12/1/24     700,000     700,000
Sacramento California Utility Electric       9.00%    4/1/13     620,000     816,621
Rev.
San Diego California Hospital Rev.           8.88%    2/1/11     210,000     267,891




Colorado
Colorado Springs Utilities Rev.              8.50%   11/15/11    100,000     125,867
Colorado State Rev.-Sales Tax                4.50%   6/27/97                             500,000    500,335
Denver Colorado City & County Mortgage       7.00%    8/1/10     490,000     553,915
Rev.
Loveland Colorado Rev.                       8.88%   11/1/05     165,000     202,066




Connecticut
Connecticut St. Rev., AMBAC Insured          5.50%    1/1/03                             500,000    514,875
Connecticut St. Health & Educ.
   Rev.-Health, MBIA Insured                 5.50%    7/1/12                             500,000    498,430
Connecticut St. Health & Educ. Rev.          7.00%    7/1/12     725,000     816,778
Connecticut State Housing Finance            6.05%   5/15/14     410,000     414,596
Authority




Delaware
Delaware Transportation Auth. Rev.           6.10%    7/1/02     110,000     116,006
Georgetown Delaware G.O., AMBAC Insured      6.80%    6/1/21     100,000     107,604
Wilmington Delaware Hospital                 3.95%    7/1/11                             500,000    500,000
Rev.-Health, VRDN




Florida
Broward County Florida G. O.                 6.20%    1/1/07      25,000      26,478
Dade County Florida Health Fac. Auth.        6.40%    5/1/01     100,000     106,025
Hospital Rev.
Florida State G.O.                           6.50%    7/1/03     675,000     690,066
Florida State G.O.                          10.00%    7/1/14     235,000     347,734
Gainesville Florida Utilities Systems        8.13%   10/1/14     175,000     219,426
Rev.
Jacksonville Florida Electric Authority      6.50%   10/1/03     135,000     146,768
Rev.




Georgia
Clarke County Georgia Hospital Authority     9.88%    1/1/06      80,000     103,513
Rev.
Columbus Georgia Medical Center Hospital     7.75%    7/1/10     285,000     341,011
Auth. Rev.
Gwinnett County Georgia Water & Sewage       9.60%   10/1/04     115,000     143,296
Auth. Rev.


Hawaii
Honolulu Hawaii City and County G.O.         7.25%    7/1/02     200,000     221,168


Idaho
Idaho Falls Idaho Electric Rev.             10.38%    4/1/13     560,000     783,938





                                                        Pro Forma Combined


                                                  % of Net  Principal     Market
LONG-TERM MUNICIPAL INVESTMENTS                    Assets   Amount($)    Value ($)
-------------------------------                   --------  ---------   -----------


Alabama                                               0.2
Birmingham Alabama North Medical Clinic                       75,000       79,060
Board Rev.
                                                                        -------------

Alaska                                                0.1
North Slope Borough Alaska G.O., AMBAC                        30,000       35,745
Insured
                                                                        -------------

Arizona                                               3.3
Arizona Trans. Board Rev.-Sales Tax,                         500,000      518,270
AMBAC Insured
Maricopa County Arizona G.O., FGIC                           175,000      186,153
Insured
Maricopa County Elem. School G.O., AMBAC                     500,000      547,890
Insured
                                                                        -------------

                                                                        1,252,313
                                                                        -------------
Arkansas                                              2.0
Arkansas Housing Development Agency                          270,000      331,460
Arkansas Housing Development Agency                          235,000      301,406
Pulaski County Arkansas Hospital Rev.                        105,000      134,504
                                                                        -------------

                                                                          767,370
                                                                        -------------
California                                            5.1
California State G.O.                                        110,000      133,938
     Los Angeles Regional Airports Lease Rev.                700,000      700,000
Sacramento California Utility Electric                       620,000      816,621
Rev.
San Diego California Hospital Rev.                           210,000      267,891
                                                                        -------------

                                                                        1,918,450
                                                                        -------------
Colorado                                              3.7
Colorado Springs Utilities Rev.                              100,000      125,867
Colorado State Rev.-Sales Tax                                500,000      500,335
Denver Colorado City & County Mortgage                       490,000      553,915
Rev.
Loveland Colorado Rev.                                       165,000      202,066
                                                                        -------------

                                                                        1,382,183
                                                                        -------------
Connecticut                                           6.0
Connecticut St. Rev., AMBAC Insured                          500,000      514,875
Connecticut St. Health & Educ.
   Rev.-Health, MBIA Insured                                 500,000      498,430
Connecticut St. Health & Educ. Rev.                          725,000      816,778
Connecticut State Housing Finance                            410,000      414,596
Authority
                                                                        -------------

                                                                        2,244,679
                                                                        -------------
Delaware                                              1.9
Delaware Transportation Auth. Rev.                           110,000      116,006
Georgetown Delaware G.O., AMBAC Insured                      100,000      107,604
Wilmington Delaware Hospital                                 500,000      500,000
Rev.-Health, VRDN
                                                                        -------------

                                                                          723,610
                                                                        -------------
Florida                                               4.1
Broward County Florida G. O.                                  25,000       26,478
Dade County Florida Health Fac. Auth.                        100,000      106,025
Hospital Rev.
Florida State G.O.                                           675,000      690,066
Florida State G.O.                                           235,000      347,734
Gainesville Florida Utilities Systems                        175,000      219,426
Rev.
Jacksonville Florida Electric Authority                      135,000      146,768
Rev.
                                                                        -------------

                                                                        1,536,497
                                                                        -------------
Georgia                                               1.6
Clarke County Georgia Hospital Authority                      80,000      103,513
Rev.
Columbus Georgia Medical Center Hospital                     285,000      341,011
Auth. Rev.
Gwinnett County Georgia Water & Sewage                       115,000      143,296
Auth. Rev.                                                              -------------
                                                                         587,820
                                                                        -------------
Hawaii                                                0.6
Honolulu Hawaii City and County G.O.                         200,000      221,168
                                                                        -------------

Idaho                                                 2.1
Idaho Falls Idaho Electric Rev.                              560,000      783,938
                                                                        -------------



                                                                  Investors Trust
                                                                   Tax Free Fund       GE Tax-Exempt Fund

                                                                              66.6%                 33.4%
                                                                Principal    Market    Principal   Market
LONG-TERM MUNICIPAL INVESTMENTS              Rate     Maturity  Amount($)    Value($)   Amount($)  Value($)
-------------------------------             ------   ---------- ----------  ---------  ----------  --------




Illinois
Chicago Illinois G.O.                        6.00%    1/1/08                             500,000    528,175
Chicago Illinois Motor Fuel Tax Rev.,        6.50%    1/1/16      20,000      21,192
AMBAC Insured
Chicago Illinois Wastewater Transmiss.
   Rev., FGIC Insured                        6.30%    1/1/12      20,000      21,663
Des Plaines Illinois Hospital Facility      10.75%    1/1/14     115,000     145,139
Rev.
Waukegan Illinois Water and Sewer Rev.       7.50%    5/1/06      50,000      58,145




Indiana
Indiana University Rev.                     10.13%    7/1/10      35,000      41,948
Indiana University Rev. - Education          6.00%   11/15/14                            290,000    298,746




Iowa
Muscatine Iowa Electric Rev.                 9.70%    1/1/13     815,000    1,107,854


Kansas
Wichita Kansas G.O.                          5.50%   12/1/98                             500,000    510,000


Louisiana
Jefferson Parish Louisiana Hospital Rev.     7.25%    1/1/09     600,000     677,100


Maine
Maine Municipal Bond Bank Rev.               7.10%   11/1/07      10,000      10,788
Maine Municipal Bond Bank Rev.               7.20%   11/1/20      65,000      71,341
Maine Municipal Bond Bank Sewer & Water      7.20%   11/1/13     100,000     111,145
Rev.




Maryland
Baltimore County G.O.                        5.50%    8/1/04                             500,000    518,055


Massachusetts
Massachusetts Bay Transportation Auth.       7.25%    3/1/03     100,000     108,302
Rev.
Massachusetts State Port Authority Rev.     13.00%    7/1/13     500,000     833,895
Massachusetts State G.O.                     3.85%   12/1/97   1,000,000   1,000,000
Massachusetts State G.O., AMBAC Insured      6.75%    8/1/09     250,000     271,607
Massachusetts State Water & Sewer Rev.       6.00%   11/1/06                             250,000    263,223




Michigan
Michigan State Hospital Finance Auth.        7.13%    5/1/09     380,000     429,940
Rev.
Michigan State Hospital Finance Auth.        9.00%    5/1/08     195,000     250,257
Rev.
Michigan St. Storage Tank Rev.-Sales
   Tax, AMBAC Insured                        6.00%    5/1/04                             500,000    531,605




Minnesota
Rochester Minnesota Health Care              6.25%   11/15/14    300,000     314,292
Facilities Rev.
Minnesota State G.O.                         6.60%    8/1/98                             500,000    515,825




Mississippi
Mississippi State G.O.                       6.20%    2/1/08     300,000     327,831


Missouri
Lees Summit Missouri Water and Sewer Rev.   10.00%    7/1/14      20,000      23,098


Nebraska
Lancaster County Nebraska School             5.00%   7/15/09                             350,000    337,582
District G.O.


New Hampshire
New Hampshire Municipal Bond Bank State      6.80%   1/15/09      25,000      26,812
Rev.


New Jersey
Atlantic County New Jersey Improv. Auth.     7.40%    3/1/12     225,000     267,417
Lease Rev.
New Jersey Building Auth. Rev.-Lease Rev.    5.00%   6/15/12                             500,000    472,085
New Jersey Economic Development Auth.        7.00%    7/1/04     100,000     111,154
New Jersey Tpke. Auth. Rev.-Trans.,          6.50%    1/1/16                             250,000    275,815
AMBAC Insured


New Mexico
Farmington New Mexico Power Rev.             9.88%    1/1/13     400,000     527,332
Farmington New Mexico Utility Systems        9.88%    1/1/08     100,000     131,531
Rev.




                                                          Pro Forma Combined


                                                    % of Net  Principal     Market
LONG-TERM MUNICIPAL INVESTMENTS                      Assets   Amount($)    Value ($)
-------------------------------                     --------  ---------   -----------




Illinois                                                2.1
Chicago Illinois G.O.                                          500,000      528,175
Chicago Illinois Motor Fuel Tax Rev.,                           20,000       21,192
AMBAC Insured
Chicago Illinois Wastewater Transmiss.
   Rev., FGIC Insured                                           20,000       21,663
Des Plaines Illinois Hospital Facility                         115,000      145,139
Rev.
Waukegan Illinois Water and Sewer Rev.                          50,000       58,145
                                                                          -------------

                                                                            774,314
                                                                          -------------
Indiana                                                 0.9
Indiana University Rev.                                         35,000       41,948
Indiana University Rev. - Education                            290,000      298,746
                                                                          -------------

                                                                            340,694
                                                                          -------------
Iowa                                                    2.9
Muscatine Iowa Electric Rev.                                   815,000    1,107,854
                                                                          -------------

Kansas                                                  1.4
Wichita Kansas G.O.                                            500,000      510,000
                                                                          -------------

Louisiana                                               1.8
Jefferson Parish Louisiana Hospital Rev.                       600,000      677,100
                                                                          -------------

Maine                                                   0.5
Maine Municipal Bond Bank Rev.                                  10,000       10,788
Maine Municipal Bond Bank Rev.                                  65,000       71,341
Maine Municipal Bond Bank Sewer & Water                        100,000      111,145
Rev.
                                                                          -------------

                                                                            193,274
                                                                          -------------
Maryland                                                1.4
Baltimore County G.O.                                          500,000      518,055
                                                                          -------------

Massachusetts                                           6.5
Massachusetts Bay Transportation Auth.                         100,000      108,302
Rev.
Massachusetts State Port Authority Rev.                        500,000      833,895
Massachusetts State G.O.                                     1,000,000    1,000,000
Massachusetts State G.O., AMBAC Insured                        250,000      271,607
Massachusetts State Water & Sewer Rev.                         250,000      263,223
                                                                          -------------

                                                                          2,477,027
                                                                          -------------
Michigan                                                3.2
Michigan State Hospital Finance Auth.                          380,000      429,940
Rev.
Michigan State Hospital Finance Auth.                          195,000      250,257
Rev.
Michigan St. Storage Tank Rev.-Sales
   Tax, AMBAC Insured                                          500,000      531,605
                                                                          -------------

                                                                          1,211,802
                                                                          -------------
Minnesota                                               2.2
Rochester Minnesota Health Care                                300,000      314,292
Facilities Rev.
Minnesota State G.O.                                           500,000      515,825
                                                                          -------------

                                                                            830,117
                                                                          -------------
Mississippi                                             0.9
Mississippi State G.O.                                         300,000      327,831
                                                                          -------------

Missouri                                                0.1
Lees Summit Missouri Water and Sewer Rev.                       20,000       23,098
                                                                          -------------

Nebraska                                                0.9
Lancaster County Nebraska School                               350,000      337,582
District G.O.
                                                                          -------------

New Hampshire                                           0.1
New Hampshire Municipal Bond Bank State                         25,000       26,812
Rev.
                                                                          -------------

New Jersey                                              3.0
Atlantic County New Jersey Improv. Auth.                       225,000      267,417
Lease Rev.
New Jersey Building Auth. Rev.-Lease Rev.                      500,000      472,085
New Jersey Economic Development Auth.                          100,000      111,154
New Jersey Tpke. Auth. Rev.-Trans.,                            250,000       75,815
AMBAC Insured
                                                                          -------------

New Mexico                                              1.7
Farmington New Mexico Power Rev.                               400,000      527,332
Farmington New Mexico Utility Systems                          100,000      131,531
Rev.
                                                                          -------------
                                                                            658,863
                                                                          -------------



                                                                  Investors Trust
                                                                   Tax Free Fund       GE Tax-Exempt Fund

                                                                              66.6%                 33.4%
                                                                Principal    Market    Principal   Market
LONG-TERM MUNICIPAL INVESTMENTS              Rate     Maturity  Amount($)    Value($)   Amount($)  Value($)
-------------------------------             ------   ---------- ----------  ---------  ----------  --------




New York
Erie County New York Water Auth. Water       6.00%   12/1/08     400,000     423,988
Rev.
Municipal Assistance Corp. Rev.-Sales Tax    6.90%    7/1/97                             500,000    502,230
New York City G.O.                           4.00%    8/1/21     400,000     400,000
New York City G.O.                           4.00%    8/1/23     100,000     100,000
New York City G.O.                           6.00%    8/1/06     300,000     303,645
New York State G.O.                          7.10%    3/1/04      50,000      55,018
New York State Dormitory Authority Rev.      7.38%    7/1/16     470,000     559,803
New York State Dormitory Authority Rev.      6.75%   5/15/11     165,000     190,133
New York State Environmental Facilities      6.80%   11/15/10    200,000     222,836
Corp. Rev.
New York State Housing Finance Agency        6.40%   11/1/03     175,000     184,852
Rev.
New York State Local Government              7.25%    4/1/07     350,000     387,957
Assistance Rev.
New York State Local Government              6.00%    4/1/05      50,000      52,505
Assistance Rev.
New York State Local Government              6.75%    4/1/02      45,000      48,905
Assistance Rev.
Westchester County New York G.O.             4.90%   11/15/97                            250,000    251,627




North Carolina
North Carolina Municipal Power Agency       10.50%    1/1/10     915,000    1,256,460
Catawba Rev.



Ohio
Columbus Ohio G.O.                           6.00%    7/1/08      50,000      52,978
Ohio State Building Auth. Rev.-Lease
   Rev., AMBAC Insured                       5.50%    4/1/16                             500,000    487,920
Ohio State Public Fac. Rev.-Education,
   AMBAC Insured                             5.40%   11/1/07                             250,000    254,253
Ohio State Water Development Authority       7.00%   12/1/09     200,000     228,174
Rev.




Oregon
Portland Oregon G.O.                         5.38%    6/1/13                             250,000    245,895


Pennsylvania
Allegheny County Pennsylvania Hospital
   Dev. Auth. Rev.                           7.38%    7/1/12     150,000      175,103
Pennsylvania Intergovern'tal. Co-op.
   Rev.-Sales Tax, MBIA Insured              5.60%   6/15/15                             500,000    487,750
Pennsylvania Intergovernmental Co-op         6.80%   6/15/12      50,000      54,374
Auth. Rev.
Pennsylvania State Turnpike Commission
   Turnpike Rev.                             7.15%   12/1/11      25,000      27,848
Philadelphia Pennsylvania Hospitals &
   Higher Education Fac. Rev,                6.50%   2/15/21     325,000     352,384
Philadelphia Pennsylvania Hospitals          9.88%    7/1/10     480,000     631,666
Authority Rev.
Philadelphia Pennsylvania Regional Port
   Auth. Lease Rev.                          7.15%    8/1/20      30,000      32,237
Pittsburgh Pennsylvania Water and Sewer
   Authority Rev.                            7.25%    9/1/14     425,000     499,651




Puerto Rico
Puerto Rico Commonwealth Aqueduct &
   Sewer Auth. Rev.                         10.25%    7/1/09     340,000     466,432


Rhode Island
Convention Center Auth. Rhode Island
   Rev., MBIA Insured                        6.30%   5/15/04      45,000      48,281
Rhode Island Depositors Economic             7.10%    8/1/18      35,000      38,703
Protection Rev.




South Carolina
South Carolina State Public Service          6.50%    7/1/24     195,000     212,583
Authority Rev.
Spartanburg South Carolina Waterworks        6.00%    6/1/05     500,000     524,470
Rev.




Tennessee
Metropolitan Government Electric Rev.        9.60%    7/1/05      65,000      84,549
Metropolitan Nashville Airport Auth.
   Rev.-Trans., VRDN                         3.95%   10/1/12                             400,000    400,000






                                                         Pro Forma Combined


                                                   % of Net  Principal     Market
LONG-TERM MUNICIPAL INVESTMENTS                     Assets   Amount($)    Value ($)
-------------------------------                    --------  ---------   -----------




New York                                               9.7
Erie County New York Water Auth. Water                        400,000      423,988
Rev.
Municipal Assistance Corp. Rev.-Sales Tax                     500,000      502,230
New York City G.O.                                            400,000      400,000
New York City G.O.                                            100,000      100,000
New York City G.O.                                            300,000      303,645
New York State G.O.                                            50,000       55,018
New York State Dormitory Authority Rev.                       470,000      559,803
New York State Dormitory Authority Rev.                       165,000      190,133
New York State Environmental Facilities                       200,000      222,836
Corp. Rev.
New York State Housing Finance Agency                         175,000      184,852
Rev.
New York State Local Government                               350,000      387,957
Assistance Rev.
New York State Local Government                                50,000       52,505
Assistance Rev.
New York State Local Government                                45,000       48,905
Assistance Rev.
Westchester County New York G.O.                              250,000      251,627
                                                                         -------------

                                                                         3,683,499
                                                                         -------------
North Carolina                                         3.3
North Carolina Municipal Power Agency                                    1,256,460
Catawba Rev.                                                  915,000
                                                                         -------------


Ohio                                                   2.7
Columbus Ohio G.O.                                             50,000       52,978
Ohio State Building Auth. Rev.-Lease
   Rev., AMBAC Insured                                        500,000      487,920
Ohio State Public Fac. Rev.-Education,
   AMBAC Insured                                              250,000      254,253
Ohio State Water Development Authority                        200,000      228,174
Rev.
                                                                         -------------

                                                                         1,023,325
                                                                         -------------
Oregon                                                 0.7
Portland Oregon G.O.                                          250,000      245,895
                                                                         -------------

Pennsylvania                                           6.0
Allegheny County Pennsylvania Hospital
   Dev. Auth. Rev.                                            150,000      175,103
Pennsylvania Intergovern'tal. Co-op.
   Rev.-Sales Tax, MBIA Insured                               500,000      487,750
Pennsylvania Intergovernmental Co-op                           50,000       54,374
Auth. Rev.
Pennsylvania State Turnpike Commission
   Turnpike Rev.                                               25,000       27,848
Philadelphia Pennsylvania Hospitals &
   Higher Education Fac. Rev,                                 325,000      352,384
Philadelphia Pennsylvania Hospitals                           480,000      631,666
Authority Rev.
Philadelphia Pennsylvania Regional Port
   Auth. Lease Rev.                                            30,000       32,237
Pittsburgh Pennsylvania Water and Sewer
   Authority Rev.                                             425,000      499,651
                                                                         -------------

                                                                         2,261,013
                                                                         -------------
Puerto Rico                                            1.2
Puerto Rico Commonwealth Aqueduct &
   Sewer Auth. Rev.                                           340,000      466,432
                                                                         -------------

Rhode Island                                           0.2
Convention Center Auth. Rhode Island
   Rev., MBIA Insured                                          45,000       48,281
Rhode Island Depositors Economic                               35,000       38,703
Protection Rev.
                                                                         -------------

                                                                            86,984
                                                                         -------------
South Carolina                                         2.0
South Carolina State Public Service                           195,000      212,583
Authority Rev.
Spartanburg South Carolina Waterworks                         500,000      524,470
Rev.
                                                                         -------------

                                                                           737,053
                                                                         -------------
Tennessee                                              1.3
Metropolitan Government Electric Rev.                          65,000       84,549
Metropolitan Nashville Airport Auth.
   Rev.-Trans., VRDN                                          400,000      400,000
                                                                         -------------

                                                                           484,549
                                                                         -------------






                                                                  Investors Trust
                                                                   Tax Free Fund       GE Tax-Exempt Fund

                                                                              66.6%                 33.4%
                                                                Principal    Market    Principal   Market
LONG-TERM MUNICIPAL INVESTMENTS              Rate     Maturity  Amount($)    Value($)   Amount($)  Value($)
-------------------------------             ------   ---------- ----------  ---------  ----------  --------


Texas
Arlington Texas Independent School           5.90%   2/15/03     350,000     363,699
District Rev.
Austin Texas Utility Systems Rev.            7.25%   11/15/03     50,000      52,666
Austin Texas Utility Systems Rev., BIG      10.75%   5/15/15      30,000      35,087
Insured
Grapevine Texas Industrial Development
   Corp. Rev.-Trans.                         3.95%   12/1/24                             500,000    500,000
Gulf Coast Texas Waste Disposal Auth.        8.38%    6/1/05     100,000     121,148
Rev.
Houston Texas G.O.                           6.00%    4/1/04                             500,000    530,965

Houston Texas Water Systems Rev.             7.30%   12/1/06     100,000     116,926

Lamar University Texas Rev.                  7.00%    4/1/06      35,000      39,851
San Antonio Texas Water Rev.                 7.13%    5/1/16      25,000      26,636
Texas A&M University Rev.                    9.40%    6/1/04      40,000      50,412
Texas A&M University Rev.                    9.40%    6/1/06      55,000      72,061
University of Texas Rev.-Education           5.10%   8/15/08                             500,000    495,310





Utah
Intermountain Power Agency Utah              7.20%    7/1/11      10,000      10,742
Rev.-Power
Utah State Municipal Finance Co-op Rev.      7.00%    6/1/16     250,000     272,720





Virginia
Richmond Virginia Metropolitan Auth.
   Expressway Rev.                           7.00%   10/15/13    115,000     126,778


Washington
Municipality of Metropolitan Seattle         6.88%    1/1/31      40,000      42,977
Sewer Rev.
Snohomish County Washington Public           6.38%    1/1/05      20,000      21,286
Utility Rev.
Washington State Public Power Systems        7.20%    7/1/02     100,000     107,151
Nuclear Rev.




West Virginia
West Virginia Housing Development Fund
   Rev.-Housing                              5.60%   11/1/11                             355,000    354,645
Wood County West Virginia Building           6.63%    1/1/06     215,000     230,729
Commission Rev.




Wisconsin
Wisconsin State G.O.                         5.30%   11/1/11                             500,000    497,995


Total investments
(Cost $36,576,219)                                                          24,649,220           12,339,501

Other assets and liabilities, net


Net assets





                                                       Pro Forma Combined


                                                 % of Net  Principal     Market
LONG-TERM MUNICIPAL INVESTMENTS                   Assets   Amount($)    Value ($)
-------------------------------                  --------  ---------   -----------


Texas                                                6.3
Arlington Texas Independent School                                       363,699
District Rev.                                               350,000
Austin Texas Utility Systems Rev.                            50,000       52,666
Austin Texas Utility Systems Rev., BIG                       30,000       35,087
Insured
Grapevine Texas Industrial Development
   Corp. Rev.-Trans.                                        500,000      500,000
Gulf Coast Texas Waste Disposal Auth.                                    121,148
Rev.                                                        100,000
Houston Texas G.O.                                                       530,965
                                                            500,000
Houston Texas Water Systems Rev.                                         116,926
                                                            100,000
Lamar University Texas Rev.                                  35,000       39,851
San Antonio Texas Water Rev.                                 25,000       26,636
Texas A&M University Rev.                                    40,000       50,412
Texas A&M University Rev.                                    55,000       72,061
University of Texas Rev.-Education                                       495,310
                                                            500,000
                                                                       -------------

                                                                       2,404,761
                                                                       -------------
Utah                                                 0.8
Intermountain Power Agency Utah                              10,000       10,742
Rev.-Power
Utah State Municipal Finance Co-op Rev.                                  272,720
                                                            250,000
                                                                       -------------

                                                                         283,462
                                                                       -------------
Virginia                                             0.3
Richmond Virginia Metropolitan Auth.
   Expressway Rev.                                          115,000      126,778
                                                                       -------------

Washington                                           0.5
Municipality of Metropolitan Seattle                         40,000       42,977
Sewer Rev.
Snohomish County Washington Public                           20,000       21,286
Utility Rev.
Washington State Public Power Systems                                    107,151
Nuclear Rev.                                                100,000
                                                                       -------------

                                                                         171,414
                                                                       -------------
West Virginia                                        1.6
West Virginia Housing Development Fund
   Rev.-Housing                                             355,000      354,645
Wood County West Virginia Building                                       230,729
Commission Rev.                                             215,000
                                                                       -------------

                                                                         585,374
                                                                       -------------
Wisconsin                                            1.3
Wisconsin State G.O.                                                     497,995
                                                            500,000
                                                                       -------------
Total investments
(Cost $36,576,219)                                  98.2              36,988,721

Other assets and liabilities, net                    1.8                 694,800
                                                  ---------            -------------

Net assets                                          100.0              $37,683,521
                                                  ==========           =============




                                    GE FUNDS

                                     PART C

                                OTHER INFORMATION


Item 15.  Indemnification
-------   ---------------

          The response to this item is incorporated by reference to "Liability of Trustees" under the caption "Information on Shareholder's Rights" in Part A of this Registration Statement.



Item 16. Exhibits  --         References are to Registrant's Registration
-----------------             Statement on Form N-1A as filed with the
                              Securities and Exchange Commission (File Nos.
                              33-51308 and 811-7142) (the "Registration
                              Statement").


(1) (a) Declaration of Trust dated as of August 10, 1992 is incorporated by reference to the initial Registration Statement.

(1) (b) Certificate of Amendment to Declaration of Trust and Change of Series Designation is incorporated by reference to Exhibit (1)(b) to Pre-Effective Amendment No. 3 to the Registration Statement.

(1) (c) Instrument of the Trustees Establishing and Designating Classes of Shares of GE Short-Term Government Fund and GE International Equity Fund is incorporated herein by reference to Exhibit 1(c) to Post-Effective Amendment No. 9 to the Registration Statement.

(1) (d) Instrument of the Trustees Establishing and Designating Classes of Shares of GE Mid-Cap Growth Fund and GE International Fixed Income Fund is incorporated by reference to Exhibit 1(d) to Post-Effective Amendment No. 12 to the Registration Statement.

(1) (e) Instrument of the Trustees Establishing and Designating Classes of Shares of GE Premier Growth Equity Fund is incorporated herein by reference to Exhibit 1(e) to Post-Effective Amendment No. 18 to the Registration Statement.

(1) (f) Instrument of the Trustees Establishing and Designating Classes of Shares of GE Government Securities Fund and GE Value Equity Fund is incorporated by reference to Exhibit 1(f) to Post-Effective Amendment No. 21 to the Registration Statement.**

(2) By-Laws are incorporated by reference to Exhibit 2 to the initial Registration Statement.

(3)            Not Applicable.

(4) Agreement and Plan of Reorganization (included as Exhibit A to Registrant's Prospectus/Proxy Statement contained in Part A of this Registration Statement).*

(5)            Not Applicable.

(6) (a) Investment Advisory and Administration Agreement relating to Registrant's initial six series is incorporated herein by reference to Exhibit 5 to Pre-Effective Amendment No. 3 to the Registration Statement.

(6) (b) Investment Advisory Agreement for GE Short-Term Government Fund and GE International Equity Fund is incorporated herein by reference to Exhibit 5(b) to Post-Effective Amendment No. 9 of the Registration Statement.

6 (c) Investment Advisory Agreement for GE Mid-Cap Growth Fund and GE International Fixed Income Fund is incorporated herein by reference to Exhibit 5(c) to Post-Effective Amendment No. 12 of the Registration Statement.

6 (d) Investment Advisory and Administration Agreement for GE Premier Growth Equity Fund is incorporated herein by reference to Exhibit 5(d) to Post-Effective Amendment No. 18 of the Registration Statement.

6 (e) Investment Advisory and Administration Agreement for GE Government Securities Fund and GE Value Equity Fund is incorporated herein by reference to Exhibit 5(e) to Post-Effective Amendment No. 21 of the Registration Statement.**

6 (f) Amended and Restated Investment Advisory and Administration Agreement for GE Tax-Exempt Fund is incorporated herein by reference to Exhibit 5(f) to Post-Effective Amendment No. 21 of the Registration Statement.**

6 (g) Sub-Investment Advisory Agreement for GE Tax-Exempt Fund is incorporated herein by reference to Exhibit 5(g) to Post-Effective Amendment No. 21 of the Registration Statement.**

(7) Form of Distribution Agreement, as amended, between Registrant and GE Investment Services Inc. is incorporated by reference to
               Exhibit 6 to Post-Effective Amendment No. 5 to the Registration Statement.

(8)            Not Applicable.

(9) Form of Custodian Contract between Registrant and State Street Bank and Trust Company is incorporated by reference to Exhibit 8 to Pre-Effective Amendment No. 3 to the Registration Statement.

(10) (a) Form of Amended and Restated Shareholder Servicing and Distribution Plan is incorporated herein by reference to Exhibit 15(a) to Post-Effective Amendment No. 5 to the Registration Statement.

(10) (b) Form of Shareholder Servicing and Distribution Plan for GE Short-Term Government Fund is incorporated herein by reference to
               Exhibit 15(b) to Post-Effective Amendment No. 9 to the Registration Statement.

(10) (c) Form of Amended and Restated Shareholder Servicing and Distribution Agreement is incorporated herein by reference to
               Exhibit 15(c) to Post-Effective Amendment No. 5 to the Registration Statement.

(10) (d) Form of Shareholder Servicing and Distribution Agreement for GE Short-Term Government Fund is incorporated by reference herein to
               Exhibit 15(d) to Post-Effective Amendment No. 9 to the Registration Statement.

10(e) Written Plan adopted pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended, is incorporated by reference herein to Exhibit 4 to Post-Effective Amendment No. 16 to the Registration Statement.

(11) (a) Form of Opinion and Consent of Willkie Farr & Gallagher with respect to legality. *

(11) (b) Form of Opinion and Consent of Bingham, Dana & Gould with respect to certain matters under Massachusetts law. *

(12) Form of Opinions of Willkie Farr & Gallagher with respect to tax matters. *


(13)           Not Applicable.

(14) (a)       Consent of Price Waterhouse LLP.*

(14) (b)       Consent of Coopers & Lybrand L.L.P.*

(15)           Not Applicable.

(16)           Not Applicable.

(17) (a)       Form of Proxy Cards.*

(17) (b) Registrant's Declaration pursuant to Rule 24f-2 is incorporated by reference to its initial Registration Statement.


----------------------
*        Filed herewith.
**       To be filed by amendment.


Item 17. Undertakings
         ------------

  (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

          As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the registrant, in the City of Stamford and State of Connecticut on the 4th day of June, 1997.

                                       GE FUNDS


                                       By:/s/ Michael J. Cosgrove
                                          ---------------------------------
                                          Michael J. Cosgrove
                                          President and Chairman of the Board


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                         Title                          Date
---------                         -----                          ----



/s/ Michael J. Cosgrove           President and Chairman of      June 4, 1997
-------------------------         the Board
Michael J. Cosgrove



/s/ Alan M. Lewis                 Executive Vice President       June 4, 1997
-------------------------         and Trustee
Alan M. Lewis



/s/ John R. Costantino            Trustee                        June 4, 1997
-------------------------
John R. Costantino


/s/ William J. Lucas              Trustee                        June 4, 1997
-------------------------
William J. Lucas

/s/ Robert P. Quinn               Trustee                        June 4, 1997
-------------------------
Robert P. Quinn


/s/ Jeffrey A. Groh               Treasurer (Chief Financial     June 4, 1997
-------------------------         and Accounting Officer)
Jeffrey A. Groh

                                  EXHIBIT INDEX


Exhibit Number         Description                                       Page
--------------         -----------                                       ----


(4)                    Agreement and Plan of Reorganization
                       (included as Exhibit A to Registrant's
                       Prospectus/Proxy Statement contained in Part A of this Registration Statement).

11(a) Form of Opinion and Consent of Willkie Farr & Gallagher with respect to legality

11(b) Form of Opinion and Consent of Bingham, Dana & Gould with respect to certain matters under Massachusetts law.

12                     Form of Opinions of Willkie Farr
                       & Gallagher with respect to tax matters

14 (a)                 Consent of Price Waterhouse LLP

14 (b)                 Consent of Coopers & Lybrand L.L.P.

17 (a)                 Forms of Proxy Cards